Form 40-F
period 2011-12-31
EURASIAN MINERALS INC
filed 2012-04-27
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011	Commission File Number 001-35404

EURASIAN MINERALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(604) 688-6390
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,875,118 Common Shares, no par value, as at December 31, 2011.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes   [   ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
[   ] Yes     [   ] No

EXPLANATORY NOTE

Eurasian Minerals Inc. (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including the documents incorporated by reference herein, may contain forward-looking statements. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  the Company’s ability to achieve production at any of its mineral properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  the Company’s expected ability to develop adequate infrastructure at a reasonable cost;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  the Company’s expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and
  the Company’s activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of adequate infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty as to the outcome of potential litigation;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to hedging arrangements or the lack thereof;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interest of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting;
  uncertainty relating to the timing and ability to consummate the Company’s pending acquisition of Bullion Monarch Mining, Inc.; and
  risks related to regulatory and legal compliance.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business - Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVE ESTIMATES

Certain documents filed as Exhibits to this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in such Exhibit documents have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "Commission"), and resource information contained in the Exhibit documents may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves." Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Commission’s disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the Commission. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute "reserves" by Commission standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the Commission, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under Commission standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = Cdn.$1.0290 on December 31, 2011, and was U.S.$1.00 = Cdn.$0.9841 on April 26, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are filed as Exhibits to this Annual Report are hereby incorporated by reference herein:

  the Annual Information Form of the Company for the nine-month period ended December 31, 2011 (the "AIF");

  the Management’s Discussion and Analysis of the Company for the nine-month period ended December 31, 2011; and

  the audited consolidated financial statements of the Company as of and for the nine-month period ended December 31, 2011 and the fiscal year ended March 31, 2011, including the notes thereto, together with the report of the auditors thereon.

The Company prepared its financial statements filed as Exhibit 3 to this Annual Report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and such standards are subject to Canadian auditing and auditor independence standards. IFRS differs in some significant respects from generally accepting accounting principles in the United States of America, and thus the Company’s financial statements may not be comparable to financial statements of U.S. companies. Effective December 31, 2011, the Company adopted a December 31 fiscal year end.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
AND ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion by two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

BOARD OF DIRECTORS

The Company’s board of directors consists of the following individuals: Brian E. Bayley, David M. Cole, M. Stephen Enders, Brian K. Levet, George K. C. Lim and Michael D. Winn. The Company’s board of directors has determined that Messrs. Bayley, Levet and Lim are "independent" under the criteria established by NYSE Amex.

A copy of the mandate of the board of directors of the Company and the charters for the Audit Committee, Compensation Committee and Corporate Governance Committee are available on the Company’s Internet website at www.eurasianminerals.com, under the heading "Values."

AUDIT COMMITTEE

The Company’s board of directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the following individuals comprise the membership of the Company’s Audit Committee: Messrs. Bayley, Lim and Winn.

The Company’s board of directors has determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, the Company’s board of directors has determined that Mr. Lim is an "audit committee financial expert" within the meaning of the rules of the Commission.

While Messrs. Bayley and Lim are considered to be independent, Mr. Winn is not considered independent under applicable NYSE Amex and Commission rules. The Company has taken advantage of an exemption from the independence requirements of Section 803 of the NYSE Amex Company Guide (the "Amex Guide") and Rule 10A-3 of the Exchange Act by virtue of Rule 10A-3(b)(1)(iv)(A)(2), which provides that a minority of the members of a listed issuer’s audit committee may be exempt from such independence requirements for a period of one year from the date of effectiveness of the listed company’s U.S. registration statement. The Company’s registration statement on Form 40-F was declared effective by the Commission on January 26, 2012.

The information provided on Schedule A to the AIF, which includes the Audit Committee’s mandate, structure, operations and duties, and the information on Schedule B to the AIF relating to certain Audit Committee matters, are hereby incorporated by reference herein. The Company’s Audit Committee charter is also available on the Company’s Internet website at www.eurasianminerals.com, under the heading "Values."

CODE OF ETHICS

The Company has adopted a code of ethics dated January 18, 2012 that applies to directors, officers and employees of, and consultants to, the Company (the "Code of Ethics"). The Code of Ethics was adopted in connection with the Company’s application to list its common shares on the NYSE Amex in January 2012 and amended the Company’s prior code of ethics dated July 19, 2011, as amended on August 16, 2011 (the "Prior Code of Ethics"). The August 16, 2011 amendment clarified certain provisions relating to social and environmental management standards and the Company’s compliance with applicable anti-bribery and anti-corruption laws.

The Code of Ethics amended the Prior Code of Ethics to require directors, officers and employees of, and consultants to, the Company to promptly report actual or suspected violations of the Code of Ethics to the Company’s Chief Financial Officer, and specified that disciplinary measures may be taken against any such persons who authorize, direct, approve or participate in any violation of the Code of Ethics. The Code of Ethics is filed as Exhibit 4 to this Annual Report and has been posted on the Company’s Internet website at www.eurasianminerals.com, under the heading "Values."

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The total fees billed to the Company for professional services rendered by the Company’s principal accountants, Davidson & Company LLP, for the nine-month period ended December 31, 2011 and the fiscal year ended March 31, 2011 are as follows:

	Nine-Month Period Ended December 31, 2011	Fiscal Year Ended March 31, 2011
Audit Fees (1)	$150,000	$151,470
Audit-Related Fees (2)	35,000	23,970
Tax Fees	0	0
All Other Fees	0	0
Total	$185,000	$175,440

(1) The aggregate fees billed by the Company’s auditors in connection with the audit of the Company’s financial statements. Audit fees for the nine-month period ended December 31, 2011 are estimated.

(2) The aggregate fees billed for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the "Audit Fees" row. Audit-related fees for the nine-month period ended December 31, 2011 are estimated.

PRE-APPROVAL POLICIES AND PROCEDURES

The information provided on Schedule A to the AIF is hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2011, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations	$–	$–	$–	$–	$–

Capital (Finance) Lease Obligations	–	–	–	–	–

Operating Lease Obligations	–	–	–	–	–

Purchase Obligations	–	–	–	–	–

Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	–	–	–	–	–

Total	$–	$–	$–	$–	$–

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the Amex Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in permitting deviations from certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex standards is set forth below.

Board of Directors. Section 802(a) of the Amex Guide requires that at least a majority of the directors on the Company’s board be independent directors as defined in Section 803A thereof. As discussed above under "Board of Directors," only three of the Company’s six directors are considered independent.

Audit Committee. Section 803B of the Amex Guide requires that the Company have an audit committee with at least three independent directors as defined in Section 803A of the Amex Guide and Rule 10A-3 of the Exchange Act (subject to any applicable exceptions). As discussed above under "Audit Committee," the Company has taken advantage of the exemption in Rule 10A-3(b)(1)(iv)(A)(2) and currently has one non-independent member of the Audit Committee.

Corporate Governance Committee. Section 804 of the Amex Guide generally requires that a listed company’s board nominations must be either selected, or recommended for the board’s selection, by a nominating committee comprised solely of independent directors or by a majority of the independent directors. The Company’s Corporate Governance Committee is comprised of Messrs. Levet, Lim and Winn. Mr. Winn is not considered independent under the NYSE Amex rules.

Quorum for Shareholders’ Meetings. Section 123 of the Amex Guide recommends that a listed company’s bylaws provide for a quorum of not less than 33 1/3 percent of such company’s shares issued and outstanding and entitled to vote at a meeting of shareholders. The Company’s articles of incorporation (which are the equivalent of bylaws under the Company’s home country law) generally provide that, subject to special rights and restrictions attached to any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in person or represented by proxy.

Proxy Delivery. The Amex Guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to Commission proxy rules. The Company is a "foreign private issuer" under Rule 3b-4 of the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements. NYSE Amex requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20 percent or more of presently outstanding shares for less than the greater of book or market value of the shares. The Company may seek a waiver from NYSE Amex’s shareholder approval requirements in circumstances where the securities issuance would not trigger such a requirement under British Columbia law or under the rules of the TSX Venture Exchange, on which the Company’s common shares are also listed.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

EURASIAN MINERALS INC.

By:	/s/ David M. Cole
Name: David M. Cole
Title: President and Chief Executive Officer

Date: April 26, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description

1	Annual Information Form for the nine-month period ended December 31, 2011

2	Management’s Discussion and Analysis for the nine-month period ended December 31, 2011

3

Audited Annual Consolidated Financial Statements and notes thereto as of and for the nine-month period ended December 31, 2011 and the fiscal year ended March 31, 2011, together with the report of the auditors thereon

4*	Code of Business Conduct and Ethics dated January 18, 2012

5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

9	Consent of Davidson & Company LLP

10	Consent of David Boyer

11	Consent of John E. Dreier

12	Consent of Gary H. Giroux

13	Consent of Duncan Large

14	Consent of Simon Meldrum

15	Consent of Pavel Reichl

16	Consent of David Z. Royle

17	Consent of Michael P. Sheehan

18	Consent of Mesut Soylu

19	Consent of Andrew J. Vigar

* Incorporated by reference to Exhibit 99.106 to the Company’s registration statement on Form 40-F, filed with the Commission on January 24, 2012.