Form 40-F
period 2012-12-31
EURASIAN MINERALS INC
filed 2013-04-03
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[    ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[ x ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission File Number 001-35404

EURASIAN MINERALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	98-102691
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(604) 688-6390
(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ x ] Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 72,051,872 Common Shares, no par value, as at December 31, 2012.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ x ]  Yes                         [    ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[ x ]  Yes                        [    ] No

EXPLANATORY NOTE

Eurasian Minerals Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including the documents incorporated by reference herein, may contain forward-looking statements. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects,” “anticipates,” “believes,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

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
  uncertainty as to the Company’s PFIC status;
  uncertainty as to the Company’s status as a “foreign private issuer” and “emerging growth company” in future years;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting; and
  risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Description of the Business—Risk Factors” in the AIF (as defined below), which is incorporated by reference herein.

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

RESOURCE AND RESERVE ESTIMATES

Certain documents filed as Exhibits to this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in such Exhibit documents have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “Commission”), and resource information contained in the Exhibit documents may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the Commission. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Commission standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Commission, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Commission standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = Cdn.$0.9949 on December 31, 2012, and was U.S.$1.00 = Cdn.$1.0148 on April 2, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are filed as Exhibits to this Annual Report are hereby incorporated by reference herein:

  the Annual Information Form of the Company for the year ended December 31, 2012 (the “AIF”);

  the Management’s Discussion and Analysis of the Company for the year ended December 31, 2012; and

  the Audited Consolidated Financial Statements of the Company as at and for the year ended December 31, 2012 and as at and for the nine-month period ended December 31, 2011, including the notes thereto, together with the Report of the Independent Registered Public Accounting Firm thereon (the “Financial Statements”).

The Company prepares its Financial Statements, which are filed as Exhibit 99.3 to this Annual Report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and such standards are subject to Canadian auditing and auditor independence standards. IFRS differs in some significant respects from generally accepting accounting principles in the United States of America, and thus the Company’s financial statements may not be comparable to financial statements of U.S. companies. Effective December 31, 2011, the Company changed its fiscal year end from March 31 to December 31.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company qualifies as an “emerging growth company” under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Company qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

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

BOARD OF DIRECTORS

The Company’s board of directors (the “Board”) consists of the following individuals: Brian E. Bayley, David M. Cole, M. Stephen Enders, Brian K. Levet, George K. C. Lim, James A. Morris and Michael D. Winn. The Board has determined that Messrs. Bayley, Levet, Lim and Morris are “independent directors” under Section 803A of the NYSE MKT Company Guide (the “Company Guide”).

A copy of the mandate of the Board and the charters for the Audit Committee, the Compensation Committee and the Corporate Governance Committee are available on the Company’s Internet website at www.eurasianminerals.com, under the heading “Values.”

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Messrs. Bayley, Lim and Morris, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act.

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, the Board has determined that the Audit Committee’s chairman, Mr. Lim, is an “audit committee financial expert” within the meaning of the rules of the Commission.

The information provided on Schedule A to the AIF, which includes the Audit Committee charter, and the information provided on Schedule B to the AIF, which includes certain Audit Committee matters, are hereby incorporated by reference herein. The Company’s Audit Committee charter is also available on the Company’s Internet website at www.eurasianminerals.com, under the heading “Values.”

CODE OF ETHICS

The Company has adopted a code of ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code of Ethics”). The Code of Ethics has been posted on the Company’s Internet website at www.eurasianminerals.com, under the heading “Values,” or may be obtained, without charge, upon request from the Company’s Corporate Secretary at (604) 688-6390.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The total fees billed to the Company for professional services rendered by the Company’s principal accountants for the year ended December 31, 2012 and the nine-month period ended December 31, 2011 are as set forth on Schedule B to the AIF, under the heading “External Auditor Service Fees (By Category),” which is hereby incorporated by reference herein.

PRE-APPROVAL POLICIES AND PROCEDURES

The information provided on Schedule A to the AIF, and the information on Schedule B to the AIF under the heading “Pre-Approval Policies and Procedures,” are hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2012, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$–	$–	$–	$–	$–
Capital (Finance) Lease	–	–	–	–	–
Obligations
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities	–	–	–	–	–
Reflected on the Registrant’s
Balance Sheet under IFRS
Total	$–	$–	$–	$–	$–

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT LLC (the “NYSE MKT”). Section 110 of the Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in permitting deviations from certain NYSE MKT listing criteria, and to grant exemptions from certain NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to the Company Guide is set forth below.

Corporate Governance Committee. Section 804 of the MKT Guide generally requires that a listed company’s board nominations must be either selected, or recommended for the board’s selection, by a nominating committee comprised solely of independent directors or by a majority of the independent directors. The Company’s Corporate Governance Committee is currently comprised of Messrs. Levet, Lim and Winn. Mr. Winn, however, is not considered independent under Section 803A of the Company Guide.

Quorum for Shareholders’ Meetings. Section 123 of the Company Guide recommends that a listed company’s bylaws provide for a quorum of not less than 33 1/3 percent of such company’s shares issued and outstanding and entitled to vote at a meeting of shareholders. The Company’s articles of incorporation (which are the equivalent of bylaws under the Company’s home country law) generally provide that, subject to special rights and restrictions attached to any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in person or represented by proxy.

Proxy Delivery. The Company Guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to Commission proxy rules. The Company is a “foreign private issuer” under Rule 3b-4 of the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements. NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20 percent or more of presently outstanding shares for less than the greater of book or market value of the shares. The Company may seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance would not trigger such a requirement under British Columbia law or under the rules of the TSX Venture Exchange, on which the Company’s common shares are also listed.

MINE SAFETY DISCLOSURE

None.

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
Name: David M. Cole
Title: President and Chief Executive Officer

Date: April 2, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2012

99.2	Management’s Discussion and Analysis for the year ended December 31, 2012

99.3

Audited Consolidated Financial Statements as at and for the year ended December 31, 2012 and as at and for the nine-month period ended December 31, 2011, including the notes thereto, together with the Report of the Independent Registered Public Accounting Firm thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP

99.9	Consent of John E. Dreier

99.10	Consent of Gary H. Giroux

99.11	Consent of Duncan Large

99.12	Consent of Simon Meldrum

99.13	Consent of Michael P. Sheehan

99.14	Consent of Mesut Soylu

99.15	Consent of Chris Spurway

99.16	Consent of Dean Turner

99.17	Consent of Andrew J. Vigar