Form 40-F
period 2013-12-31
EURASIAN MINERALS INC
filed 2014-04-01
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[ x ]    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 72,980,209 Common Shares, no par value, as at December 31, 2013.

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
  risks related to political uncertainty or instability in countries where the Company’s mineral properties are located;
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

RESOURCE AND RESERVE ESTIMATES

Certain documents filed as Exhibits to this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in such Exhibit documents have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (e) includes any more recent estimates or data available.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = Cdn.$1.0636 on December 31, 2013, and was U.S.$1.00 = Cdn.$1.1064 on March 31, 2014.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are filed as Exhibits to this Annual Report are hereby incorporated by reference herein:

  the Annual Information Form of the Company for the year ended December 31, 2013 (the “AIF”);

  the Management’s Discussion and Analysis of the Company for the year ended December 31, 2013; and

  the audited consolidated financial statements of the Company as at and for the years ended December 31, 2013 and 2012, including the notes thereto, together with the report of the independent auditors thereon (the “Financial Statements”).

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Company qualifies as an “emerging growth company” under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, “emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Company qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal procedures will prevent all errors and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion by two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

BOARD OF DIRECTORS

The Company’s board of directors (the “Board”) consists of the following individuals: Brian E. Bayley, David M. Cole, M. Stephen Enders, Brian K. Levet, George K. C. Lim, James A. Morris, Larry Okada and Michael D. Winn. The Board has determined that Messrs. Bayley, Levet, Lim, Morris and Okada are “independent directors” under Section 803A of the NYSE MKT Company Guide (the “Company Guide”).

A copy of the mandate of the Board and the charters for the Audit Committee, the Compensation Committee and the Corporate Governance Committee are available on the Company’s Internet website at www.eurasianminerals.com, under the heading “Values.”

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Messrs. Bayley, Lim and Okada, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The total fees billed to the Company for professional services rendered by the Company’s principal accountants for the years ended December 31, 2013 and 2012 are as set forth on Schedule B to the AIF, under the heading “External Auditor Service Fees (By Category),” which is hereby incorporated by reference herein.

PRE-APPROVAL POLICIES AND PROCEDURES

The information provided on Schedule A to the AIF, and the information on Schedule B to the AIF under the heading “Pre-Approval Policies and Procedures,” are hereby incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2013, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

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

EURASIAN MINERALS INC.

By:

/s/ David M. Cole
	Name:	David M. Cole
	Title:	President and Chief Executive Officer

Date: April 1, 2014

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2013
99.2	Management’s Discussion and Analysis for the year ended December 31, 2013
99.3

Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2013 and 2012, including the notes thereto, together with the report of the independent auditors thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP
99.9	Consent of John E. Dreier
99.10	Consent of Gary H. Giroux
99.11	Consent of Simon Meldrum
99.12	Consent of Michael P. Sheehan
99.13	Consent of Mesut Soylu
99.14	Consent of Chris Spurway
99.15	Consent of Dean Turner
99.16	Consent of Andrew J. Vigar