Form 20-F
period 2014-12-31
EURASIAN MINERALS INC
filed 2015-04-30
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-35404

EURASIAN MINERALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Common Shares, without par value	NYSE MKT LLC

Securities to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 73,371,710

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.
Yes [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [   ]               Accelerated filer [   ]               Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [X]        Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]       No [X]     N/A

EURASIAN MINERALS INC.
FORM 20-F ANNUAL REPORT

Glossary of Geological and Mining Terms

Certain terms used in this Form 20-F are defined as follows:

Aphanite: an igneous rock which is so fine-grained that its component mineral crystals are not detectable by the unaided eye.

Alunite: a hydrated aluminium potassium, sulfate mineral [(KAl3(SO4)2(OH)6].

Andesite: an extrusive igneous rock of intermediate composition with aphanitic to porphyritic texture.

Argillic Alteration: hydrothermal alteration of wall rock which introduces clay minerals including kaolinite, smectite and illite.

Assay: a quantitative chemical analysis of an ore, mineral or concentrate to determine the amount of specific elements.

Breccia: a coarse-grained clastic rock, composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Dacite: an igneous extrusive rock with high iron content.

Diorite: a grey to dark-grey intermediate intrusive igneous rock composed principally of plagioclase feldspar, biotite, hornblende, and/or pyroxene.

Dike: a tabular igneous intrusion that cuts across the bedding or foliation of the country (host) rock, generally vertical in nature.

Doré: a mixture of predominantly gold and silver produced by a mine, usually in a bar form, before separation and refining into gold and silver by a refinery.

Epithermal: said of a hydrothermal mineral deposit formed within about 1 kilometer of the Earth’s surface and in the temperature range of 50oC to 200oC.

Foliation: repetitive layering in metamorphic rocks.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Granitoid: pertaining to or composed of granite.

Granodiorite: a group of plutonic rocks intermediate in composition between quartz diorite and quartz monzonite.

Greenfields: conceptual exploration; relying on the predictive power of ore genesis models to search for mineralization in unexplored virgin ground.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

Hornfels: a fine-grained rock composed of a mosaic of equidimensional grains without preferred orientation and typically formed by contact metamorphism.

Hydrothermal: of or pertaining to hot water, to the action of hot water, or to the products of this action, such as a mineral deposit precipitated from a hot aqueous solution, with or without demonstrable association with igneous processes.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: is defined in NI 43-101 as that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Leach: to dissolve minerals or metals out of ore with chemicals.

Lithocap: the shallow part of porphyry copper systems typically above the main Cu-Au/-Mo zone; upper alteration zone.

Measured mineral resource: is defined in NI 43-101 as that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Metamorphic rock: rock which has been changed from igneous or sedimentary rock through heat and pressure into a new form of rock.

Mineral reserve: is defined in NI 43-101 as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource: is defined in NI 43-101 as a concentration or occurrence (deposit) of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return royalty or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces exposed by cleavage.

Plagioclase: a series of tectosilicate minerals within the feldspar family.

Plutonic: intrusive igneous rock that is crystallized from magma slowly cooling below the surface of the Earth.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Pyroclastic: pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Silicification: the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Spectrography: the process of using a spectrograph to map or photograph a spectrum.

Stockwork: a complex system of structurally controlled or randomly oriented veins.

Strata: layers of sedimentary rock with internally consistent characteristics that distinguish them from other layers.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Stratibound: confined to a particular stratigraphic layer or unit.

Stratiform: occurring as or arranged in strata.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

Tuff: a general term for consolidated pyroclastic rocks.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Vuggy: containing small cavities in a rock or vein, often with a mineral lining of different composition from that of the surrounding rock.

Linear Measurements
1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometers

Units of Weight
1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz.	=	31.1035 grams
1 troy oz. per short ton	=	34.2857 grams per metric ton

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature Conversion Formulas
Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols
AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimeter
C.P.G.	Certified Professional Geologist
CSAMT	Controlled source audio-frequency magnetotellurics
Cu	copper
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
HSE	high sulphidation epithermal
ICP AES	inductively coupled plasma atomic emission spectroscopy
ICP MS	inductively coupled plasma mass spectroscopy
ICP MS/AAS	inductively coupled plasma mass spectroscopy/atomic absorption spectroscopy
IOCG	iron-oxide-copper-gold
IP	Induced polarization
JORC	Joint Ore Reserves Committee
JV	joint venture
kg	kilogram
km	kilometer
m	meter(s)
Ma	million years ago
Mn	manganese
Mo	molybdenum
n	number or count
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
PGE	platinum group element
ppb	parts per billion
ppm	parts per million
QA	quality assurance
QC	quality control
sq	square
Sb	antimony
Tl	thallium
VMS	volcanogenic massive sulfide

Frequently Used Abbreviations and Symbols
Zn	zinc

INTRODUCTION

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX Venture Exchange (“TSX-V”) listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the

Business Corporations Act.

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 704 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

Eurasian is a reporting Company under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 Company, and the NYSE MKT (formerly known as the American Stock Exchange or AMEX). Eurasian’s common shares without par value (“Common Shares”) are traded on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

BUSINESS OF EURASIAN MINERALS INC.

Eurasian is principally in the business of exploring for, and generating royalties from, metals and minerals properties, as well as identifying royalty opportunities for purchase. Eurasian’s business is carried out as a royalty and prospect generator. Under the royalty and prospect generation business model, it acquires and advances early-stage mineral exploration projects and then options the projects to, and thereby forms relationships with, other parties in consideration of a retained royalty interest, as well as annual advanced royalty and other cash or share payments and exploration carried out by the other parties. Through its various agreements, Eurasian also provides technical and commercial assistance to such companies as the projects advance. By optioning interests in its projects to third parties for a royalty interest, Eurasian:

(a)	reduces its exposure to the costs and risks associated with mineral exploration and project development,

(b)	maintains the opportunity to participate in early-stage exploration upside; and

(c)	develops a pipeline for potential production royalty payments and associated greenfields discoveries in the future.

This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

The Company’s royalty and exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region. Eurasian started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

FORWARD-LOOKING STATEMENTS

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 20-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

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
  uncertainty as to the Company’s passive foreign investment company (“PFIC”) status;
  uncertainty as to the Company’s status as a “foreign private issuer” and “emerging growth company” in future years;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting; and
  risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Key Information” (as defined below), which is incorporated by reference herein.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS 1.A.1. Directors Table No. 1 lists as of 04/29/2015 the names of the Directors of the Company.

Table No. 1
Directors

Name	Age	Date First Elected of Appointed

Brian E. Bayley (1)(2)(3)(4)	62	May 13, 1996
David M. Cole(6)	53	November 24, 2003
George K.C. Lim(1)(3)(5)	58	August 28, 2008
Brian K. Levet(2)(4)	62	March 18, 2011
Larry M. Okada(1)(2)(7)	66	June 11, 2013
Michael D. Winn (8)(3)	53	November 24, 2003

(1)	Member of Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of Corporate Governance Committee
(4)	Suite 1703 – 595 Burrard Street, Vancouver, BC V7X 1S8
(5)	Suite 501 – 543 Granville Street, Vancouver, BC V6C 1X8
(6)	10001 W. Titan Road, Littleton, Colorado 80125
(7)	Suite 520 – 800 West Pender Street, Vancouver, BC V6C 2V6
(8)	Suite C – 381 Forest Avenue, Laguna Beach, California 92651

1.A.2. Senior Management

Table No. 2 lists, as of 04/29/2015, the names of the Senior Management of the Company.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment

David M. Cole	53	November 24, 2003
Christina Cepeliauskas	51	September 18, 2008
Valerie Barlow	36	January 24, 2011

Mr. Cole’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, liaison with lawyers-regulatory authorities-financial community/shareholders, and reporting to the Board of Directors.

Ms. Cepeliauskas’ business functions, as Chief Financial Officer, include responsibility for overseeing all of the Company’s financial administration, accounting, liaison with auditors-accountants and preparation/payment/ organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors. Ms. Cepeliauskas may delegate all or part of her duties as Chief Financial Officer to a nominee from time to time.

Ms. Barlow’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Ms. Barlow may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

1.B. Advisors

The Company’s Canadian legal counsel:	Northwest Law Group
Contact: Michael Provenzano
595 Howe Street, Suite 701
Vancouver, British Columbia V6C 2T5
Telephone: 604-687-5792
Facsimile: 604-687-6650

The Company’s bank is:	Bank of Montreal
First Bank Tower, Bentall 3
595 Burrard Street
Vancouver, British Columbia V7X 1L7
Contact: Colleen Saimoto
Telephone: 604-665-2692
Facsimile: 604-668-1450
1.C Auditors

The Company’s auditor is:	Davidson and Company LLP
609 Granville Street, Suite 1200
Vancouver, B.C. CANADA V7Y 1G6
Telephone: 604-687-0947
Facsimile: 604-687-6737

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. and 3.A.2 Selected Financial Data

The selected financial data of the Company for Fiscal 2014/2013 ended December 31st was derived from the financial statements of the Company that have been audited by Davidson and Company LLP, Independent Registered Public Accountants, as indicated in their audit report, which are included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended	Year Ended	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
IFRS
Royalty income	$2,247,334	$3,102,888	$1,750,975
Exploration expenditures (net)	3,988,368	3,839,703	8,330,201
Net loss	(17,448,041)	(13,982,612)	(20,916,730)
Net loss per share-basic and diluted	(0.24)	(0.19)	(0.35)
Wtd. Avg. Shares	73,154,139	72,509,793	59,990,386
Period-end Shares	73,371,710	72,980,209	72,051,872
Working capital	7,096,916	14,217,999	22,702,855
Exploration and evaluation assets (net)	2,379,886	3,031,368	4,940,941
Royalty interest	29,327,960	35,063,725	38,738,592
Total assets	54,292,093	70,073,220	82,475,787
Share capital	116,766,102	116,151,675	114,414,001
Deficit	(87,430,021)	(69,981,980)	(55,999,368)

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the exchange rate means the Bank of Canada noon rate. The table sets forth the number of Canadian Dollars required to buy one U.S. dollar. The average exchange rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

Last 6 months ended	Average	High	Low	Close
March 2015	1.2619	1.2803	1.2440	1.2683
February 2015	1.2500	1.2635	1.2403	1.2508
January 2015	1.2115	1.2717	1.1728	1.2717
December 2014	1.1533	1.1643	1.1344	1.1601
November 2014	1.1326	1.1427	1.1236	1.1427
October 2014	1.1213	1.1289	1.1136	1.1275

Last Quarter & Last 5 Years
Quarter ended March 31, 2015	1.2412	1.2803	1.1728	1.2683
Year ended December 31, 2014	1.1045	1.1643	1.0614	1.1601
Year ended December 31, 2013	1.0299	1.0697	0.9839	1.0636
Year ended December 31, 2012	0.9996	1.0418	0.9710	0.9949
Year ended December 31, 2011	0.9891	1.0604	0.9449	1.0170
Year ended December 31, 2010	1.0299	1.0778	0.9946	0.9946

April 23, 2015				1.2147

3.B. Capitalization and Indebtedness

--- No Disclosure Necessary ---

3.C. Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D. Risk Factors

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of Eurasian’s business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this Annual Report before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Company (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a Company are required to act honestly, in good faith and in the best interests of the Company. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2014 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may, in the future, fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired Corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s corporate office is located at:

Suite 501, 543 Granville Street
Vancouver, British Columbia, Canada V6C 1X8
Telephone: (604) 688-6390
Facsimile: (604) 688-1157
Website: www.EurasianMinerals.com
Email: valerie@eurasianminerals.com

The contact person is: Valerie Barlow, Corporate Secretary.

The Company’s registered and records office is located at Suite 704, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

The Company’s technical office is located at:

10001 W. Titan Road
Littleton, Colorado
United States of America, 80125
Telephone: 303-973-8585
Facsimile: 303-973-0715

The Company's fiscal year ends December 31st.

The Company's Common Shares trade on the TSX-V under the symbol EMX and on the NYSE Market LLC under the symbol EMXX.

At December 31, 2014, the end of the Company's most recent fiscal year, there were 73,371,710 Common Shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$”).

Incorporation and Name Changes

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX-V-listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act.

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 704 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 issuer, and the NYSE MKT (formerly known as the American Stock Exchange or AMEX). Eurasian’s Common Shares without par value are traded on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

Three-Year History

Fiscal Year Ended December 31, 2012

On January 24, 2012, Eurasian filed a registration statement on Form 40-F with the “SEC” relating to the registration of its Common Shares under the United States Securities and Exchange Act of 1934. On January 30, 2012, the Common Shares were listed for trading on the NYSE MKT.

On February 9, 2012 but effective as of January 9, 2012, Eurasian extended the expiration date of 678,611 warrants held by employees or insiders of, or consultants to, BCE or Eurasian from January 9, 2012 to February 22, 2012. These warrants were issued on January 29, 2010 as part of the consideration paid by Eurasian in connection with the acquisition of BCE. Due to a trading blackout imposed by Eurasian relating to its acquisition of Bullion, the warrant holders were unable to exercise the warrants until the blackout was lifted subsequent to the public announcement of the BULM transaction on February 7, 2012. Each warrant entitled the holder to purchase one share of Eurasian common stock at a price of $2.00. Each of the 678,611 warrants was exercised on or before the expiration date, as extended, resulting in gross proceeds to Eurasian of $1,357,222.

On April 2, 2012, a subsidiary of Eurasian and its joint venture partner, Australian Securities Exchange (“ASX”) listed Chesser Resources Limited (“Chesser”), signed an Option Agreement (the “Sisorta Agreement”) on their jointly owned (EMX: 49% interest; Chesser: 51% interest) Sisorta gold property located in north-central Turkey with Çolakoğlu Ticari Yatirim A.S. (“Çolakoğlu”), a privately owned Turkish company. The Sisorta Agreement required Çolakoğlu to make an up-front payment of 100 troy ounces of gold bullion, or its cash equivalent, and to undertake a US$500,000 work commitment over the first year. Çolakoğlu terminated its option on March 21, 2013.

In May 2012, Dr. Stephen Enders resigned as Executive Chairman of the Board of Directors and was appointed Chief Operating Officer. Michael Winn assumed the role of Chairman of the Board.

On August 15, 2012, the Company appointed Jan N. Steiert as Chief Legal Officer of the Company.

On August 17, 2012, the Company completed its acquisition of BULM following approval by BULM’s shareholders at a special meeting held earlier that day. Under the terms of the transaction, BULM shareholders received 0.45 of a Common Share and US$0.11 in cash for each share of BULM common stock held as of the record date. The value of the total consideration paid to BULM shareholders was approximately US$36.4 million.

In connection with the closing of the merger, James A. Morris, the former President of Bullion, joined Eurasian’s Board of Directors. In addition, R. Don Morris, the former CEO of Bullion, was appointed to EMX’s advisory board. Both appointments were effective August 17, 2012.

On August 23, 2012, the Company announced that it intended to pay discretionary bonuses through the issuance of an aggregate of 364,500 Common Shares as a bonus to five officers and a director. The Common Shares would be issued under the Company’s Incentive Stock Grant Program of up to 300,000 Common Shares available each year which was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010 and through an additional one time issuance of up to 700,000 Common Shares as bonuses to certain officers and directors which was approved by shareholders at the Company’s Annual General Meeting held on August 16, 2011. The Common Shares were issued in three tranches over a period of two years. The first tranche was issued on October 15, 2012 and the second tranche was issued on October 15, 2013 and October 14, 2014.

Fiscal Year ended December 31, 2013

Paul H. Zink ceased to be President of Eurasian Capital on January 31, 2013.

On February 27, 2013, the Company announced that its wholly-owned subsidiary, Eurasia Madencilik Ltd. Sti. (“EMX Turkey”), had executed a definitive agreement with Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a private Turkish company, giving Tumad an option to acquire Eurasian’s Trab-23 gold (copper-molybdenum) porphyry project in northeast Turkey (the “Trab-23 Agreement”). The Trab-23 Agreement consists of: in-ground spending requirements to further develop the asset’s value; a revenue stream of annual earn-in and pre-production payments; and a revenue stream based upon production. See “Mineral Properties – Turkey”.

In April, 2013 the Company announced the selection of the Iekelvare Designated Project in Sweden pursuant to the Alliance Agreement with Antofagasta Minerals S.A., a wholly-owned subsidiary of Antofagasta Plc, a Chilean mining company listed on the London Stock Exchange. Iekelvare joined Kiruna South as a Designated Project in Sweden. In March, 2014 Antofagasta advised Eurasian that it was discontinuing further funding of the Kiruna South and Iekelvare Designated Projects.

Larry M. Okada was appointed to the Board of Directors on June 11, 2013.

On June 30, 2013, the Company announced the execution of an Option Agreement (the “Akarca Agreement”) to sell the Akarca property in northwest Turkey to Çolakoğlu for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Akarca Agreement gives Çolakoğlu, the option to acquire EMX’s 100%-owned Turkish subsidiary, AES Madencilik A.S. that controls the Akarca property. The Akarca Agreement required Çolakoğlu to make an up-front payment of US$250,000 and in order to exercise the option, drill up at least 5,000 meters by the end of the first year, and make a US$500,000 payment on exercise of the option. See “Mineral Properties – Turkey”.

In August, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“SGL”), an arm’s length private company based in Houston, Texas, for cash payments, an equity position of approximately 5% in SGL’s issued and outstanding voting share capital, annual advance minimum royalty payments until production commences and, once production commences, a 1% gross royalty on its geothermal licenses in Slovakia and a 0.5% gross royalty on its geothermal licenses in Peru.

On September 4, 2013, the Company announced that it had, through its wholly-owned subsidiary, Bronco Creek Exploration Inc. (“BCE” or “Bronco Creek”), entered into three option purchase agreements with Desert Star Resources Ltd. (TSX-V: DSR), a public company based in Vancouver, British Columbia (“Desert Star”), granting Desert Star options to acquire the Company’s Red Top, Copper Springs, and Copper King porphyry copper projects in Arizona. See “Mineral Properties – North America”.

In October 2013, Bronco Creek signed three exploration and earn-in agreements, with Savant Explorations Ltd. (TSX-V: SVT), a public company based in Vancouver, British Columbia (“Savant”), granting Savant options to earn in to the Company’s Jasper Canyon, Buckhorn Creek, and Frazier Creek porphyry copper projects. See “Mineral Properties – North America”.

Fiscal Year ended December 31, 2014

On January 7, 2014, the Company announced the signing of an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, for the disposition, by option, of the Alankoy copper-gold property in northwestern Turkey. Ferrite has the option to earn a 100% interest in the project through work commitments, payments, and annual advance royalties. EMX will retain an uncapped 3% production royalty that cannot be purchased in advance or otherwise reduced. Under the Alankoy Agreement, Ferrite paid US$35,000 upon signing the Alankoy Agreement and must expend at least US$200,000 on exploration activities on the project each year for the three years. In addition, Ferrite is required to make annual deliveries of gold bullion to EMX as advance royalties. These will consist of 75 troy ounces of gold (or cash equivalent thereof) delivered on each of the first three anniversaries and annual advance royalties of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. See “Mineral Properties – Turkey”.

On February 19, 2014, EMX signed an Exploration and Option Agreement (the “NQM Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, respecting EMX’s Koonenberry exploration licenses in New South Wales, Australia. Under the NQM Agreement, Eurasian granted NQM the option, exercisable until February 19, 2017, to acquire the EMX subsidiary (EMX Exploration Pty Ltd.) that holds the Company’s remaining exploration licenses in the project area, with EMX retaining a 3% production royalty. On or before the second anniversary of the NQM Agreement date, NQM can reduce such 3% production royalty to 2.5%, by agreeing to pay annual advance royalties in the following amounts:

  75 troy ounces of gold (or cash equivalent thereof) on the first anniversary of NQM’s election to reduce the amount of the production royalty,

  100 troy ounces of gold (or cash equivalent) on the earlier of the third anniversary of the NQM Agreement date or the exercise of the election, and

  100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries of the NQM Agreement date until commencement of commercial production.

In February 2014, the Board of Directors adopted an Advance Notice Policy in respect of the election of directors. The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating persons for election as directors of the Company. No person will be eligible for election unless nominated in accordance with the Policy. The Policy was ratified by the Company’s shareholders at its annual general meeting on May 13, 2014 and subsequently incorporated into the Company’s articles.

On April 25, 2014, incentive stock options, exercisable to purchase an aggregate of 1,531,000 Common Shares at a price of $1.20 per share for a period of five years, were granted to officers, directors and employees of, and consultants to, the Company.

On April 25, 2014, the Company announced that it intended to issue an aggregate of 300,000 Common Shares in lieu of cash remuneration to two non-executive employees and a consultant. An aggregate of 300,000 Common Shares would be issued over a period of two years, with the initial tranche of 100,000 Common Shares being issued upon receipt of TSX-V and NYSE MKT approval, and a further 100,000 Common Shares on each of the first and second anniversaries. The first tranche was issued on May 30, 2014.

On May 13, 2014, James A. Morris resigned from the Board of Directors.

On May 15, 2014, EMX announced the signing of an Exploration and Option Agreement (the “Lomitas Agreement”), through its wholly-owned subsidiary Bronco Creek, respecting the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Pursuant to the Lomitas Agreement, Kennecott can earn a 100% interest in the project by completing US$4,500,000 in exploration expenditures and paying escalating option payments totaling US$900,000 within five years after the date of the Lomitas Agreement, after which EMX will retain a 2% NSR royalty.

In June 2014, Dr. Rael Lipson was appointed to the Company’s advisory board.

On July 4, 2014, EMX announced the signing of an Exploration and Option Agreement (the “Cathedral Well Agreement”) by its wholly-owned subsidiary Bronco Creek with Ely Gold and Minerals Inc. (“Ely Gold”), a Vancouver-based mineral exploration company listed on the TSX-V, respecting EMX’s Cathedral Well gold project. Pursuant to the Cathedral Well Agreement, Ely Gold can earn a 100% interest in the Project by paying EMX a total of US$100,000 as follows: US$25,000 upon execution of the Cathedral Well Agreement and US$75,000 over the next three years, after which EMX will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty.

On November 13, 2014, the Company announced the execution of an agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville gold-silver property (the “Neavesville Property”) located in the Hauraki goldfield of New Zealand’s North Island. L&M also made an execution payment of $100,000 to the Company. See “Mineral Properties – Australia and New Zealand”.

Subsequent to 2014

In February 2015, Mr. Paul H. Stephens was appointed to the Company’s advisory board.

In March 2015, Dr. Enders resigned from the position of Chief Operating Officer and as a Director of the Board. Dr. Enders will continue as a consultant and was appointed to the advisory board.

4.B. BUSINESS OVERVIEW

Historical Corporate Development

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX-V-listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act.

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 issuer, and the NYSE MKT (formerly known as the American Stock Exchange or AMEX). Eurasian’s common shares without par value (“Common Shares”) are traded on the TSX-V under the symbol EMX and on the NYSE MKT under the symbol EMXX.

Eurasian’s is principally in the business of exploring for, and generating royalties from, metals and minerals properties, as well as identifying royalty opportunities for purchase. Eurasian’s business is carried out as a royalty and prospect generator. Under the royalty and prospect generation business model, it acquires and advances early-stage mineral exploration projects and then options the projects to, and thereby forms relationships with, other parties in consideration of a retained royalty interest, as well as annual advanced royalty and other cash or share payments and exploration carried out by the other parties. Through its various agreements, Eurasian also provides technical and commercial assistance to such companies as the projects advance. By optioning interests in its projects to third parties for a royalty interest, Eurasian:

(a)	reduces its exposure to the costs and risks associated with mineral exploration and project development,
(b)	maintains the opportunity to participate in early-stage exploration upside; and
(c)	develops a pipeline for potential production royalty payments and associated greenfields discoveries in the future.

This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

The Company’s royalty and exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region. Eurasian started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Please see the Note 18 of the Financial Statements for royalty revenue.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

Government Regulation and Environmental Protection

Eurasian's current exploration activities are conducted in North America, Turkey, Europe, Turkey, Haiti, Australia and New Zealand. Such activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining industry. Changes in these regulations or shifts in political attitudes are beyond Eurasian's control and may adversely affect Eurasian's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, income taxes, expropriation of property, repatriation of funds, environmental legislation and mine safety.

The mining industry is also subject to extensive and varying environmental regulations in each of the jurisdictions in which Eurasian operates. Environmental regulations establish standards respecting health, safety and environmental matters and place restrictions on toxins resulting from mining activities. These regulations can have an impact on the selection of mining projects and facilities, potentially resulting in increased capital expenditures by Eurasian or its joint venture partners. In addition, environmental legislation may require certain projects to be abandoned and sites reclaimed to the satisfaction of local authorities. Eurasian is committed to complying with environmental and operation legislation wherever it operates.

Eurasian’s current or future operations, including exploration and development activities on its properties, require permits from various governmental authorities, and such operations are, and will be, governed by laws and regulations governing exploration, development, taxes, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters. Compliance with these requirements may prove to be difficult and expensive. While Eurasian has properties in numerous jurisdictions, its most advanced projects are located in Turkey.

Governmental Regulation in Turkey

Mining Regulation

The legal mining regime in Turkey is principally governed by the Mining Law No. 3213, as amended most recently in 2010 with the intent of providing investors with a more investment-friendly environment.

Mining rights and minerals are exclusively owned by the Turkish state, and the ownership of minerals in Turkey is not subject to the ownership of the relevant land. The state, under the Turkish Mining Law and secondary mining legislation, delegates its rights to explore and operate to Turkish individuals or legal entities established under Turkish law by issuing licenses for a determined period of time in return for the payment of a royalty. There is no distinction between the mining rights that may be acquired by local investors and those that may be acquired by foreign investors so long as foreign investors establish a company in Turkey under Turkish law.

The General Directorate of Mining Affairs, a unit of the Ministry of Energy and Natural Resources, is the authorized body to regulate mining activities and to issue mining licenses in Turkey. In addition, local administrative bodies also have a certain level of authority relating to licenses and the regulation of mining facilities.

The Turkish Mining Law classifies underground resources in six different groups, and the licensing procedure for each class differs slightly. The classes are as follows: (1) sand and gravel, (2) marble and other similar decorative stones, (3) mineral salts from seas, lakes and fresh waters, (4) energy, metal and industrial minerals, (5) precious metals such as gold and silver and gem stones and (6) radioactive minerals.

There are two types of licenses granted for the exploration and operation of mines and one type of operation permit under the Turkish Mining Law, as follows:

  exploration license, enabling its holder to carry out exploration activities (i.e., all mining activities other than those carried out for production) in a specific area issued for a period of two years for gold mining and one year for the other groups. If the license holder satisfies its obligations, the license holder will have a right to an additional four years of detailed exploration for certain classes of mines;

  operation license, enabling its holder to carry out operational activities within the same area as stated in the exploration license for the proved, potential and feasible mine reserve area, which is generally issued for a period of five or ten years depending on the mine type. The term of the operation license may generally be extended for at least five years upon the application of the holder of the exploration license and operation license with a new operation project so long as a certain rate of production is maintained; however, such term cannot exceed sixty years;

  operation permit, enabling its holder to operate a specific mine as specified in the operation license and granted only for the proved mine reserves area that is determined during the prospecting period. Operation activities must commence within one year from the issuance of the operation permit. The term of an operation permit is the same as the term of an underlying operation license and in case an extension is granted to an operation license, the term of a related operation permit is also extended accordingly.

The Turkish Mining Law provides for different royalty percentages for different groups of mines, which is 4 percent for gold, silver and platinum. Royalties are calculated based on annual total sales. In the event that mining activities are conducted on state-owned land, the license-holder is obliged to pay an additional 30 percent royalty, but will not be required to pay for leasing state-owned land for its mining activities.

Environmental Regulation

In Turkey, where Eurasian’s most advanced projects are located, both the level of environmental regulation and its enforcement have become more stringent in recent years. Mining operations are subject to environmental laws and regulations promulgated by the Ministry of Environment and Urban Planning, the Ministry of Forestry and Water Works and regional and local authorities. The Regulation on Environmental Impact Assessments, for example, requires any entity that is involved in activities that could have an environmental impact to prepare a Report of Environmental Impact Assessment or a Project Information File. No approvals, permits, incentives, or construction and occupancy licenses may be granted, nor any investments made, nor any tenders awarded for these projects unless and until the Ministry of Environment and Urban Planning issues a positive assessment of the environmental impact of the subject activities. The Turkish environmental laws and regulations also require certain businesses to comply with ongoing requirements to reduce the environmental impact of certain operations and activities, which also include mining activities. In addition, in Turkey, the issue of allocation of environmentally sensitive areas such as forest areas, hunting areas, special protection areas, national parks and agriculture areas for the granting of licenses for activities to be carried out in such areas is also regulated and is under the supervision of the Ministry of Forestry and Water Works.

Under current Turkish environmental laws and regulations, regulatory authorities may suspend or terminate non-compliant operations, levy monetary penalties and require non-compliant entities to bear the cost of related remediation programs. For example, under Turkish environmental and criminal laws, non-compliant operations may be subject to private action and liable for damages arising from their activities, as well as subject to criminal penalties (such as imprisonment and monetary fines) for deliberately providing regulatory authorities with false or misleading information regarding regulated activities or otherwise failing to comply with certain regulations. In addition, a property owner may be held liable for the cost of the removal or remediation of hazardous or toxic wastes discovered on its property, the cost of which could be substantial, where generally such liability attaches regardless of whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances.

Environmental laws, as they may be amended over time, can impose restrictions on the manner of use of properties, and compliance with these restrictions may require substantial expenditures. Environmental laws and regulations impose sanctions for non-compliance and may be enforced by governmental agencies. Third parties also may seek recovery from companies for personal injury or property damage associated with exposure to the release of hazardous substances.

Commercial Regulation

The new Turkish Commercial Code (the “New Turkish Code”), adopted by the Turkish Parliament in January 2011, is expected to come into force on July 1, 2012. The New Turkish Code is intended to provide for institutionalisation, increased competitive power and the establishment of increased public confidence and transparency, and permits joint stock companies and limited liability companies to be established with only one shareholder.

Some of the key features of the New Turkish Code include the following:

  Companies are generally obliged to have a website online and to allocate a part of this website to publish certain issues, documents, financial statements and resolutions whether publicly traded or not.

  For joint stock companies, it is sufficient for the board of directors to consist of solely one member. Irrespective of the total number, at least one member must reside in Turkey and be a Turkish citizen. A legal entity can also be a board member; however in this case, a natural person must be designated to represent the legal entity.

  Board members of a joint stock company are no longer required to be a shareholder in the company.

  The financial tables of a joint stock company are to be prepared in accordance with the financial reporting standards determined by the Turkish Accounting Standards Board. These standards are expected to be amended to comply with IFRS.

  For a limited liability company, at least one of its managers must be domiciled in Turkey and that manager must have the sole authority to represent the company.

  The manager(s) of a limited liability company must prepare and submit to the attention of the general assembly the financial charts, appendices and the activity report of the company for the preceding accounting period. This must be done in accordance with the Turkish Accounting Standards and within the first three months of the relevant accounting period (fiscal year) following the balance sheet date. The relevant Turkish Accounting Standards are expected to be applicable from January 1, 2013.

Eurasian cannot predict the outcome of each effect of the New Turkish Code, and compliance with these requirements may prove to be difficult and expensive.

Repatriation of Earnings

Currently, there are no restrictions on the repatriation of earnings or capital to foreign entities from Turkey, where Eurasian’s most advanced projects are located. However, there can be no assurance that any such restrictions on repatriation of earnings or capital from Turkey or any other country where we may invest will not be imposed in the future.

Governmental Regulation in the United States

Mining Regulation

Mining activities in the United States are subject to numerous federal, state and local laws and regulations. At the federal level, mines are subject to inspection and regulation by the Division of Mine Safety and Health Administration of the Department of Labor (“MSHA”) under provisions of the Federal Mine Safety and Health Act of 1977. The Occupation Safety and Health Administration also has jurisdiction over certain safety and health standards not covered by MSHA. Mining operations and all proposed exploration and development will require a variety of permits. In addition, any mining operations occurring on federal property are subject to regulation and inspection by the Bureau of Land Management (“BLM”). Eurasian's current projects are also subject to state and local laws and regulations in Alaska, Arizona, Nevada and Wyoming.

Environmental Regulation

Eurasian’s exploration, mining and processing operations are subject to various federal, state and local laws and regulations governing prospecting, exploration, development, production, labor standards, occupational health, mine safety, control of toxic substances, and other matters involving environmental protection and employment. United States environmental protection laws address the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes, among other things.

Legislation and implementation of regulations adopted or proposed by the United States Environmental Protection Agency, the BLM and by comparable agencies in various states directly and indirectly affect the mining industry in the United States. These laws and regulations address the environmental impact of mining and mineral processing, including potential contamination of soil and water from tailings, discharges and other wastes generated by mining process. In particular, legislation such as the Clean Water Act, the Clean Air Act, the Federal Resource Conservation and Recovery Act and the National Environmental Policy Act require analysis and/or impose effluent standards, new source performance standards, air quality standards and other design or operational requirements for various components of mining and mineral processing. Mining projects also are subject to regulations under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, which regulates and establishes liability for the release of hazardous substances. In addition, statutes may impose liability on mine developers for remediation of waste they have created.

Specialized Skill and Knowledge

All aspects of Eurasian business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration industry is intense. Eurasian competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power – all of which are readily available on or near its properties – Eurasian does not require any raw materials with which to carry out its business.

Intangible Property

Eurasian does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

Eurasian’s royalty and prospect generator business model is cyclical and is impacted by commodity prices and cycles, however, its business is not seasonal.

Economic Dependence

Eurasian’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that Eurasian’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Eurasian’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, Eurasian expects this evolution (which affects most mineral exploration companies) might result in increased costs.

Employees

At December 31, 2014, Eurasian had 43 employees and consultants working at various locations throughout the world.

Foreign Operations

The majority of Eurasian’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against Eurasian within the three most recently completed financial years or the current financial year.

Material Reorganizations

Except as disclosed under the heading “Three-Year History”, there has not been any material reorganization of Eurasian or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

Eurasian has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

Eurasian is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and a pro-active Stakeholder Engagement Strategy (the “Policies”). These Policies will be reviewed and updated on an annual or “as needed” basis. EMX ensures these Policies are made known to all its managers, staff, contractors and exploration and joint venture partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its exploration and joint venture partners to adopt the same Policies.

1.         Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

Eurasian will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2.         Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders on whom the Company’s exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region.

Eurasian recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

•	communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;
•	inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and
•

identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, Eurasian will work actively and transparently with governmental authorities, other elected parties, nongovernmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3.         Labour, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with Performance Standards 2, Labor and Working Conditions of the International Finance Company, a member of the World Bank Group.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labor, health and safety and good international industry practices are implemented and maintained by Eurasian, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labor or forced labor.

The Company’s aim is at all times to achieve zero lost-time injuries and fatalities.

4.        Development Stage Environmental and Social Management Policy

Eurasian will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

United States vs. Foreign Sales/Assets

At 12/31/2014, 12/31/2013, 12/31/2012, the Company’s assets were located in North America, Turkey, Europe, Haiti, Australia and New Zealand.

4.C. Organization Structure

The corporate structure of Eurasian, its material (holding at least 10% of EMX’s assets) subsidiaries, the percentage ownership that Eurasian holds or has contractual rights to acquire in such subsidiaries (if not wholly-owned) and the jurisdiction of incorporation of such corporations is set out in the chart below:

4.D. Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 4,200 sq. ft., shared by seven other companies at 543 Granville Street, Suite 501, Vancouver, British Columbia Canada V6C 1X8. The Company began occupying these facilities on May 1, 2011.

The Company owns a house in Littleton, Colorado which serves as the Company’s office.

The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand.

It is important to note that even if the Company completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this report are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators using the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.

“Inferred resources” have a greater amount of uncertainty as to their existence, and greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this document are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Corporations Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Eurasian has been generating exploration projects for over eleven years, and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. In this time, EMX has built a portfolio of precious metal, base metal, polymetallic, and geothermal property and royalty interests that spans five continents and covers more than 1.7 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects advance. Eurasian supplements mineral property revenue streams and value creation by leveraging its technical expertise to make timely strategic investments in other companies or projects that provide shareholders with additional investment upside potential.

Leeville and Royalty Property Overview

A key EMX asset is the Leeville royalty property that covers portions of Newmont Mining Company’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return royalty paid approximately US$2 million during the 12 months ending December 31, 2014. These payments were principally sourced from Newmont’s Leeville mine, but also included minor contributions from other operations. Newmont’s Turf No. 3 Vent Shaft Project, totaling approximately $400 million in capital expenditures, is on schedule, with commercial production planned for late 2015 (see Newmont Mining Corp’s 10-K and 10-Q filings for Q2 and Q3, 2014). Newmont has stated that the project will provide the ventilation required to “increase production”, “unlock” additional resources, and impact “greater Leeville”, which includes portions of EMX’s royalty position. Further Carlin Trend exploration upside is provided by EMX’s 3% net smelter return royalty on the Maggie Creek property that covers nearly two square miles of prospective ground situated less than one mile from Newmont’s Gold Quarry open pit mine.

In addition to EMX’s Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Sweden, Australia, Slovakia, and Peru. The Balya lead-zinc-silver royalty property in Turkey resulted from an early prospect generation success, and is undergoing renewed underground development in a program that commenced in January 2015. EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers Reservoir Minerals Inc.’s share of the Cukaru Peki copper-gold discovery. The Viscaria iron-copper royalty was acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, and the project is being actively advanced by Avalon Minerals Ltd. with ongoing drilling, to be followed by an updated JORC resource estimate and “scoping” study (see Avalon Minerals Ltd. news releases dated January 6 and 12, 2015). In Australia, the Koonenberry gold project is being advanced by other companies, with EMX retaining various royalty interests that cover the entire project area. EMX’s geothermal interests in Slovakia and Peru provide royalty property diversification into energy assets that complement the Company’s mineral property portfolio.

In addition, all of EMX’s exploration properties optioned to, or joint ventured with, third parties include a royalty option. Many of these properties provide advance minimum royalty or advance annual royalty payments that generate an early revenue stream to EMX’s benefit during earn-in. Additional details on Eurasian’s property portfolio are included in the following sections.

Turkey

Eurasian holds multiple mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets. Six of the seven EMX projects in Turkey are being advanced by partner companies, with the portfolio consisting of two royalty properties and four properties optioned for a retained royalty interest. A seventh property, the Sisorta epithermal gold project, is 100% controlled by Eurasian and is currently available for sale or partnership.

Akarca Property

The Akarca Property is a 2006 grassroots exploration discovery by Eurasian in Turkey’s Western Anatolia region. The Akarca Property is currently wholly-owned by EMX.

An Option Agreement (the "Akarca Agreement") was executed in June 2013 with Çolakoğlu Ticari Yatirim A.S. ("Çolakoğlu"), a privately owned Turkish company (see EMX news release dated June 20, 2013). The Akarca Agreement with Çolakoğlu required an up-front payment of US$250,000 and drilling of at least 5,000 meters by the end of the first year. Both of these conditions were met. In January, 2015 Eurasian granted Çolakoğlu a six month extension from February, 2015 to August, 2015 to exercise its option. As a condition of this extension, Çolakoğlu paid EMX the first US$100,000 (non-refundable) from the total US$500,000 payment required to exercise the option. After exercise of the option, subject to a right to terminate the Agreement and return the Akarca Property to EMX, Çolakoğlu must make additional cash payments of US$4,250,000 over a period of three years and drill a cumulative 20,000 meters over a period of four years after the agreement date, must deliver up to 18,000 troy ounces of gold under certain terms and conditions and, within 180 days after request by EMX after the sixth anniversary of the agreement date, if commercial production has not already commenced, deliver a feasibility study. The Company will retain a 3.5% NSR royalty on any production from the property. This royalty is uncapped, cannot be reduced, and none of the pre-production cash or bullion payments count as advanced royalty payments. From June 2013 through December 2014, Çolakoğlu had conducted drilling, trenching, geological mapping, geochemical sampling, and metallurgical, and environmental studies.

The Akarca project area currently has six drill defined zones of epithermal gold-silver oxide mineralization. Since its discovery, 244 core and reverse circulation holes totaling about 26,400 meters have been drilled, most with partner funding. Summaries of the six zones are given below.

•

Kucukhugla Tepe is a 600 meter long, northwest trending zone of parallel vein systems that locally host higher grade mineralization. Recent 2014 drilling by Çolakoğlu yielded an oxide intercept in AKC-131 of 58.5 meters (31.5-90.0 m) averaging 2.00 g/t gold and 15.3 g/t silver, with a high-grade sub-interval of 2.6 meters averaging 35.31 g/t gold and 226.6 g/t silver (true widths are 45% of reported interval lengths). The zone remains open along strike.

•

Fula Tepe is a broad corridor of veining and silicification with a strike length of 800 meters and width of over 300 meters. Drill results include an oxide intercept in AKC-120 of 19.8 meters (28.9-48.7 m) averaging 8.49 g/t gold and 60.3 g/t silver, with a sub-interval of 1.0 meter assaying 155.50 g/t gold and 1060 g/t silver (true widths are 64% of reported interval lengths). The system remains open along strike to the northeast and southwest.

•

The Hugla Tepe prospect is a 650 meter long zone of oxide gold-silver mineralization, quartz veining and IP-resistivity anomalies. The zone is oriented along a northeast strike direction that is parallel to and approximately 400 meters southeast of Fula Tepe.

•

A target halfway between Hugla and Fula Tepe was drilled as a northeast aligned fence of holes at approximately 100 meter spacing. This drilling intersected gold-silver mineralization along a 550 meter northeast trend, and defines a newly recognized zone of concealed mineralization lying between the Hugla and Fula Tepe prospects.

•

Sarikaya Tepe is the furthest west of the known zones of mineralization on the property, and forms a distinctive north- south trending topographic high held up by multiple vein sets and silicified wall rocks. Sarikaya is notable for hosting higher-grade mineralization, including an oxide intercept reported from AKC-70 of 36.4 meters (0-36.4 m) averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver (true widths interpreted as 60-75% of reported interval lengths).

•

Percem Tepe occurs on the east side of the property, and hosts gold-silver mineralization in two bodies of silicified/replacement brecciated and veined material that appear to be gently dipping to the northeast. This style of mineralization is a distinctive feature of Percem Tepe, in which broad zones of mineralized breccias and replacement bodies have been encountered. Drill results include an oxide intercept in AKC-74 starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver (true width interpreted as 65-75% of reported interval length).

•

Arap Tepe hosts near-surface oxide gold-silver mineralization developed in a series of east-west zones of mineralization. Only one of these zones has been systematically drilled (Zone A), with the other zones presenting upside exploration opportunities.

From all project drilling, 95% of the holes have at least one interval of mineralization greater than 0.2 g/t gold. This success rate is remarkable considering that many of the targets are concealed beneath cover, and speaks to the broad areas mineralized by the gold-silver epithermal system(s) at Akarca. As exploration continues, it is clear that the continuity of the near-surface oxide zones of vein and disseminated styles of mineralization are being successfully defined at a 25 to 50 meter drill spacing. Furthermore, ongoing reconnaissance and step-out drilling is demonstrating potential for new discoveries of gold-silver mineralized zones.

The exploration successes at Akarca since 2006 have led to in-the-ground investments of over US$12 million by partner companies. In addition to drilling, 3100 rock and 3200 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, more than 11 line kilometers of trench sampling, and a property-wide gravity survey have been completed.

Refer to EMX's SEDAR filed Akarca Technical Report and news releases dated July 19, 2012, January 18, 2013, March 1, 2013, June 20, 2013, August 22, 2013, January 27, 2014, July 17, 2014, and March 2, 2015 for more information on the Akarca exploration results and a description of the QA and QC measures used for the project.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources is described in EMX's SEDAR filed Sisorta technical report.

The Sisorta property had until recently been in a joint venture with project manager Chesser Resources Ltd. (“Chesser”) (51%) and EMX (49%). In March 2015, EMX purchased Chesser's interest in the property, and assumed management of the project.

The principle technical developments subsequent to the Sisorta technical report resulted from an option granted to Çolakoğlu to buy the Sisorta property in 2012, but the agreement was terminated in 2013. Çolakoğlu advised that it completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$2.5 million in expenditures before terminating its option. Chesser reported highlights from Çolakoğlu’s drilling in a June 19, 2013 news release: a) the best drill intercept to date of 32.4 meters averaging 8.38 g/t gold and starting from the surface (true width unknown), b) mineralized drill intercepts outside the current resource that increase the gold zone’s lateral extent, and c) porphyry copper-gold targets that remain to be tested.

As Sisorta is now a 100% controlled asset of EMX, the Company is evaluating the property's exploration upside, while pursuing partnership opportunities with third parties.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006 (see EMX news release dated November 14, 2006).

EMX understands that since acquiring the property, Dedeman completed 190 core holes totaling over 34,000 meters. Dedeman’s drilling in 2014 consisted of eleven holes that in-filled and extended the Hastanetepe zone’s lead-zinc-silver mineralization to the southeast. EMX has also been advised by Dedeman that it re-initiated shaft sinking and underground development work at the Hastanetepe zone in early 2015.

Golcuk Property

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (CSE: PSE; FSE: PNX) of Vancouver, British Columbia (“Pasinex”) signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 2% within six years of the agreement date for US$1 million.

Pasinex’s Golcuk exploration work includes drilling, geologic mapping, rock and channel sampling, and a ground magnetics survey. It has also filed on SEDAR an NI 43-101 Technical Report. Pasinex’s work programs have identified a number of additional mineralized targets on the property. Pasinex completed five holes totaling 994.4 m at Golcuk in 2014 and is reviewing the results in context of its recently received report on the structural geology of the targeted area.

Trab-23 Property

The Trab-23 property is located in northeast Turkey. The project area hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a private Turkish company, executed an option agreement (the “Trab-23 Agreement”) in February 2013 granting it an option to acquire Trab-23 from EMX (see EMX news release dated February 27, 2013). The Trab-23 Agreement provides for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement was contingent upon approval by Turkey’s General Directorate of Mining Affairs (“MIGEM”) to combine the two EMX exploration licenses into a single exploitation license. This license combination was completed in 2014.

Alankoy Property

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey, in an area noted for recent discoveries characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps. EMX outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

An Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite was executed in December 2013 (see EMX news release dated January 7, 2014). The Alankoy Agreement granted Ferrite the option to acquire EMX subsidiaries that hold the Alankoy project for work commitments, cash payments, advance annual royalty payments, a milestone payment based upon completion of an NI 43-101 or JORC compliant feasibility study, and 3% royalty payments to EMX upon commencement of commercial production from the property.

MIGEM approval of the transfer of the Alankoy project license to the local EMX subsidiary that Ferrite acquired, which was a condition precedent for the transaction, was obtained in 2014. Small scale iron production was completed during Q3 2014 under the terms of the Alankoy operating license. EMX understands that Ferrite is currently reviewing plans for its 2015 work program.

Other Property Interests

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that also include a 4% uncapped NSR. The Sofular royalty property, also held by Dedeman, was dropped in Q1 2015 due to a lack of encouraging exploration results.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

North America

Eurasian’s portfolio in North America, advanced through wholly-owned subsidiary Bronco Creek, includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein projects. The BCE portfolio is comprised of 22 properties covering more than 35,000 hectares in Arizona, Nevada, Utah, and Wyoming. EMX currently has six properties partnered through BCE. In addition, there are five properties acquired in the 2012 merger with Bullion Monarch. Of these, four are EMX royalty properties, including Leeville and Maggie Creek (see Leeville and Royalty Property Overview section above), and one is an exploration project available for partnership.

The Company’s 2014 work focused on advancing partner funded projects, executing new agreements for available projects, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with a number of potential partners for the available North American properties, as well as for regional exploration alliances.

Cathedral Well Property

The Cathedral Well project is located at the southern end of the Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine. Eurasian announced the execution of an option agreement with Ely Gold for the Cathedral Well property early in June 2014 (see EMX news release dated July 7, 2014). Ely Gold may earn a 100% interest in the property by making staged option payments and granting EMX a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. After earning 100% interest in the project, Ely Gold will pay EMX annual advance royalties until commencement of commercial production.

Eurasian understands that Ely Gold is planning a drill program to test multiple targets across the consolidated Green Springs property position, including underlying sedimentary units that are important host rocks elsewhere in the region and remain largely untested across the property.

Copper King, Red Top, and Copper Springs Properties

The Copper King, Red Top, and Copper Springs properties are three porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts. EMX executed three separate Option Purchase Agreements with Desert Star, whereby Desert Star can acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2013). In January 2015, Eurasian regained 100% control of the Copper Springs project after Desert Star elected to not exercise its option for the property.

Desert Star funded permitting and completion of IP geophysical surveys at Copper King and Red Top that further delineated concealed targets for drill testing. At Copper King, strong chargeability and resistivity anomalies support EMX’s target concept of a tilted porphyry copper system lying beneath less altered host rocks. At Red Top, the geophysical anomaly lies to the north of the original target, and Desert Star staked additional mining claims covering this new area. Drill permits for both properties are expected in Q2 2015.

Buckhorn Creek, Jasper Canyon, and Frazier Creek Properties

The Buckhorn Creek and Jasper Canyon copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. These properties were optioned to Savant in 2013 under three separate option agreements for cash, shares, and work commitments (see EMX news release dated October 30, 2013). In Q3 2014, Eurasian regained 100% control of the Jasper Canyon project after Savant elected to not exercise its option for the property.

BCE’s recognition of post-mineral structural relationships, and the application of alteration and geochemical zoning patterns in that context, has identified untested porphyry copper targets at the Buckhorn Creek and Frazier Creek projects. Savant completed an IP geophysical survey at Buckhorn Creek that highlighted two strong chargeability anomalies coincident with a previously identified structural target, and continues to work on permitting for a drill test. Savant’s geologic mapping and geochemical sampling at Frazier Creek confirmed alteration and anomalous copper-molybdenum over a 1.8 by 0.8 kilometer area, and subsequently obtained drill permits. In October, Savant attempted to drill two separate holes into the target area, but did not reach target depths due to poor drilling conditions within 100 meters of the collar.

Eurasian has reviewed the Jasper Canyon exploration data generated by Savant’s work, and believes that the target rocks remain untested at shallow levels. Jasper Canyon is now available for partnership.

Copper Basin Property

The Copper Basin copper-molybdenum property, located in central Arizona, was acquired under a Regional Acquisition Agreement with Vale S.A., a publicly traded Brazilian multinational diversified metals and mining Company, and advanced under a “Designated Project” earn-in agreement. Surface exploration and drill results confirmed the presence of a porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of porphyry-style alteration, mineralization, and related geophysical anomalies.

Vale funded a three hole diamond drill program totaling 1,140.1 meters completed in June 2014. Two of the holes, CB-14-01 and CB-14-02 were drilled in the western target area to test for sources of mineralized dikes and igneous breccias encountered in the 2013 drill program, and both holes were terminated in anomalous (~0.04 -0.20% Cu) to low-grade (0.2 -0.4% Cu) mineralization. Hole CB-14-01 intercepted anomalous to low-grade copper (molybdenum) mineralization at 240 meters that generally increased with depth from 286 meters to the end-of-hole at 387.1 meters. Hole CB-14-02 intercepted multiple structurally controlled zones (~3-5 m in width) of weakly anomalous copper (molybdenum) mineralization. The third hole, CB-14-03 was collared in the south-central portion of the central zone and intercepted strongly anomalous to low-grade copper (molybdenum) mineralization along its entire 310.9 meter length. Vale relinquished its Copper Basin interest in July 2014, with EMX regaining 100% control of the project. Vale spent more than US $3.5 million exploring the property by completing geologic mapping, sampling, geophysical surveys, and 3,916 meters of drilling in two programs.

The Copper Basin project is available for partnership, with much of the original target untested by drilling. This target is highlighted by alteration and mineral zoning that vectors towards a magnetic low interpreted to represent the shallower portion of the copper-molybdenum system concealed beneath less altered host rocks. Refer to EMX news release dated July 27, 2013 and www.eurasianminerals.com for more information on Copper Basin exploration results and a description of the QA and QC measures used for the project.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein. EMX regained 100% control of the property, after joint venture partner Freeport-McMoRan Exploration Company (“Freeport”) of Phoenix, Arizona terminated its interest in the project in Q2 2014 due to budget cut backs on all greenfields exploration projects.

EMX’s review of geophysical data received from Freeport’s earlier work identified a linear anomaly transecting a portion of the property that coincides with the Company’s interpreted structural offset of the Magma Vein. Subsequently, EMX’s ongoing geologic evaluation of the property resulted in the staking of additional prospective ground and the recognition of another porphyry target in the southern portion of the property. Eurasian has been in discussions with several potential partners interested in the property.

Lomitas Negras Property

EMX’s Lomitas Negras project is located in southeast Arizona, approximately 16 kilometers south of the San Manuel-Kalamazoo deposit. The project contains isolated altered outcrops with anomalous base metals mineralization that occur within a broad area of post-mineral cover rocks. An option agreement with Kennecott was announced in May 2014 (see EMX news release dated May 15, 2014). After completing a reconnaissance diamond drill program during the third quarter, and subsequently acquiring additional mineral rights, Kennecott relinquished its interest in the project. The property is available for partnership.

Yerington West Property

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (TSX: ETG; NYSE: EGI) of Vancouver, British Columbia (“Entrée”). The project comprises a porphyry copper-molybdenum target, part of which was intersected in a 2012 drill program, and a copper-iron skarn target beneath cover rocks. Entrée continued their work on the adjacent Ann Mason property, including a pre-feasibility drill program that commenced in August 2014 (see ETG news release dated January 21, 2015).

EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

Other Work Conducted by Eurasian in the U.S.

EMX continued evaluation of property and royalty acquisition opportunities in North America, and streamlined the portfolio by dropping low priority projects. The generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. EMX acquired the Sleeping Beauty and Águila de Cobre copper-molybdenum porphyry projects in Arizona by staking open ground. EMX elected to drop the Red Hills project after termination of the joint venture by GeoNovus, and also dropped the 100% EMX-controlled Cruiser Gold, Bullion Creek and Sand Pass projects located in Nevada, Arizona, and Utah, respectively. In Alaska, the Company’s Moran Dome and Liberty royalty properties were dropped by Gold Canyon Partners, and EMX elected to not reacquire the ground.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Australia and New Zealand

EMX continued to execute the royalty generation and partnership business model in Australia and New Zealand. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under favorable royalty agreements with EMX. In New Zealand, Eurasian executed a definitive agreement to sell the Neavesville gold-silver project, and submitted applications for two new gold-silver exploration properties with historic resources.

Koonenberry Property

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. This deep-seated structural zone has multiple splays that project into, and through, the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are coincident with these prominent structural features.

In 2014, EMX announced the signing of an Exploration and Option Agreement (the “NQM Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in (see EMX news release dated February 19, 2014 for more details). Subsequently, EMX was granted a new exploration permit covering 88.5 square kilometers that were previously held under option by Eurasian. This newly granted EMX tenement was added under the NQM Agreement. All of EMX’s interests in Koonenberry are being advanced by other companies, with EMX retaining various royalty interests that cover the entire project area totaling over 1,400 square kilometers. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

Neavesville Property

The Neavesville project consists of a single exploration permit, resulting from the combination of two permits during 2014, totaling over 30 square kilometers in the Hauraki goldfield of New Zealand’s North Island. EMX acquired Neavesville, which covers an historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki goldfield, including Newmont’s Martha Hill gold-silver mine located 25 kilometers to the southeast.

EMX has conducted reconnaissance geologic mapping, verification rock sampling, a CSAMT geophysical survey, and reconnaissance reverse circulation drilling at Neavesville. These programs not only helped to independently confirm historic areas of mineralization, but also identified new and untested gold-silver targets. EMX also concluded negotiations on a Joint Venture and Access Agreement with landholders that will provide certainty and clarity for ongoing exploration within the project area.

In November 2014, Eurasian announced a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian (see EMX news release dated November 13, 2014).

The Neavesville exploration permit covers two main centers of epithermal gold-silver mineralization. The principal target, named Trig Bluffs, has a historic near-surface inferred resource of 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001)1. In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs (R. Brathwaite, IGNS report, 1999; 2001)2. The district has recorded historic small scale production from the high-grade Ajax Vein system, the single largest producing historic mine in the Neavesville camp, which will be the initial target of an L&M funded drilling program slated for late March 2015.

See EMX news releases dated November 19, 2012 and November 13, 2014 for further details on the historic resource, EMX’s exploration results, and a description of the QA and QC measures used by Eurasian for the Neavesville project.

1,2 A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described by the IGNS report is considered reliable and relevant.

The near-surface, historic resource estimate for the “upper zone” was based upon a cut-off grade of 0.7 g/t gold. The historic inferred mineral resource for the deeper mineralization assumed a cut-off grade of 10 gram-meters (i.e. the product of the gold grade and true width thickness of the drill hole intercept).

Qualified Person

Chris Spurway, MAIG, FAusIMM, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and the Asia-Pacific.

Europe

Eurasian continues to emphasize Scandinavia as a highly favorable jurisdiction for mineral exploration and development, and has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. While acquiring new properties at minimal cost in Norway, Eurasian is streamlining its portfolio of mineral properties in Sweden. In addition, EMX also maintains royalty interests in its Viscaria project in northern Sweden, as well as a portfolio of properties in Serbia that includes the Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes VMS and IOCG properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX holds a royalty interest in the Viscaria iron-copper property acquired from the 2010 purchase of the assets of Phelps Dodge Exploration Sweden AB.

Exploration Projects EMX focused on retaining and advancing the most prospective exploration projects, while reducing expenditures, during the year. Prior to 2014, much of EMX’s exploration work in Sweden was funded by a Strategic Alliance and Earn-In Agreement with Antofagasta which focused on copper exploration from 2011-2013. The Company has been in ongoing discussions with various parties regarding its available properties in Sweden described below.

•

The Sakkek-Pikkujärvi and Puoltsa projects are located in the Kiruna mining district of northern Sweden. The Sakkek- Pikkujärvi property contains multiple IOCG-type copper, iron and gold targets, including a small historic copper resource defined in the 1980s. The Puoltsa project is amidst a cluster of past producing mines, and hosts a number of prospective mineral occurrences including drill defined zones of copper mineralization.

•

The Iekelvare project has widespread IOCG-style alteration/mineralization, and several untested targets. EMX’s work generated multiple targets of structurally focused, high-grade zones of IOCG-style and porphyry-style copper-gold mineralization that are ready for follow-up drilling.

•

The Adak project is located in the Skellefte mining district, and has a record of historic production from four small-scale mines that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization. Mineralization projected along strike and down dip from the historic mines provides priority exploration targets.

•

The Storåsen property is a mafic metavolcanic-hosted Cu-PGE-Au system. Thirty-five shallow core holes were drilled by the Geological Survey of Sweden (“SGU”) from 1980-1989, and a historic resource was defined by Popular Resources in 2002 based upon the SGU’s drilling. EMX has identified multiple prospective targets, including extensions of the historic resource, untested soil and base-of-till copper anomalies, and clusters of mineralized boulders.

  The Gumsberg polymetallic (lead-zinc-silver-copper-gold) property occurs in the historic Bergslagen District of southern Sweden. Gumsberg contains five historic mines that were active from the 1880s to 1920s, with production focused on lead-zinc-silver mineralization from VMS-type deposits. In January 2015, a winter geophysical program was executed on the Gumsberg project. Self-potential and magnetic data collected appear to map extensions of known bodies of mineralization along strike, and have also identified new exploration targets.

Viscaria Royalty Property Avalon Minerals Ltd., a public company traded on the Australian Securities Exchange, announced an updated scoping study for EMX’s Viscaria royalty property, including new JORC compliant resource estimates and open pit optimization scenarios, in an August 28, 2014 news release. EMX holds a 1.0% net smelter return royalty over the Viscaria 101 Exploration Permit, which includes the Zone A, Zone B and Zone D copper-iron resources described in Avalon’s updated report. A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR royalty payable from EMX’s royalty, resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received a total of $12 million in royalty payments, after which time EMX will receive the full benefit of the 1.0% NSR royalty. The Viscaria project is an IOCG-style deposit located in the Kiruna mining district in northern Sweden.

Norway

EMX initiated a program in 2014 to evaluate opportunities in Norway, and initially acquired the Burfjord and Storbekken properties by acquiring open ground. Burfjord contains multiple IOCG-type targets in northern Norway, and is marked by numerous small scale historic mines and prospects, as well as outcropping copper and gold mineralization. Storbekken hosts multiple exposures of gold-enriched VMS-style mineralization near the historic Røros mining district in southern Norway. A winter geophysical program was executed in January 2015 on the Storbekken project. Self-potential and magnetic data collected appear to have identified new exploration targets.

In January 2015, the Hatt, Vaddas, and Melkedalen VMS projects were acquired by Eurasian after monitoring the status of these areas for several years. These projects were available for direct purchase with minimal cost. The Vaddas and Melkedalen properties host small tonnage zinc and copper historic resources.

Royalty Properties in Serbia

EMX’s portfolio in Serbia initially resulted from early stage prospect generation and organic royalty growth from the sale of its properties, including the Brestovac West, Deli Jovan, and Plavkovo projects, to Reservoir Minerals Inc. (“Reservoir”) in 2006. The terms of the sale included uncapped NSR royalties payable to EMX at a rate of 2% for gold and silver, and 1% for all other metals. Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir’s share of minerals and metals mined from the Brestovac and Jasikovo properties (see EMX news release dated February 4, 2014). The Brestovac, Brestovac West, and Jasikovo properties are included in the Timok Project joint venture between Reservoir (45%) and Freeport McMoRan Exploration Corp. (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit. In January 2014, Reservoir announced an initial NI 43-101 resource estimate for the Cukaru Peki deposit’s High Sulphidation Epithermal (HSE) zone of copper and gold mineralization (see Reservoir news release dated January 27, 2014). According to Reservoir, the HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be 65.3 million tonnes at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent. Reservoir stated in its news release that the discovery at Cukaru Peki “demonstrates the potential for additional blind discoveries within the Timok Magmatic Complex.”

Reservoir announced in a March 12, 2015 news release that a 2015 budget of US$ 18.7 million had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study". EMX's Timok Project royalty properties add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

Haiti

Eurasian and joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont, (collectively, the “JV”) have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti. EMX’s work on the 100% controlled Grand Bois gold-copper project is not subject to the JV with Newmont.

The “designated projects” with Newmont and EMX’s Grand Bois Project have been on care and maintenance status since 2013, when the Haitian government suspended its Mining Convention process while it began working on a new mining law with the help of the World Bank. The Government’s goal is to reform the mining law to be more consistent with current international standards.

There were ongoing consultation meetings between the World Bank, the Government of Haiti, the JV and other mining companies, and business community and civil society representatives to present comments on draft versions of the new Haitian Mining Code. After the appointment of a new Prime Minister and the dissolution of Parliament in late 2014-early 2015, the government is now planning for legislative elections in late 2015. At this stage the JV does not expect further progress on the new Mining Law until later in 2016.

EMX remains committed to supporting the process of reforming Haiti's Mining Law as a step towards developing the mining sector and contributing to the country's economic growth.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 200 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. EMX is IGC’s largest shareholder, with 42.3% of the issued and outstanding shares (39.7% equity position on a fully-diluted basis) from investments totaling US$7.8 million.

Malmyzh Project

Malmyzh is a grassroots, district-scale discovery with 14 porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The property’s 153 square kilometers of exploration and mining licenses occur 220 kilometers northeast of the Russia-China border at Khabarovsk. Malmyzh has excellent logistics and infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

Copper-gold mineralization occurs in diorite porphyry intrusives, as well as in hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth. Much of the property has more than 15 meters of cover and is undrilled, thereby providing considerable exploration upside potential for additional discoveries.

The majority of drilling, totaling more than 70,000 meters in over 200 core holes, has concentrated on defining the Central, Freedom, Valley, and Flats prospects at nominal 200 by 200 or 200 by 400 meter centers, and generally to less than 500 meters depth. All four prospects remain open at depth. Near-surface drill intercepts, starting at 1.0 to 43.9 meters, include1:

Central (AMM-035):	406.7 m @ 0.52% Cu & 0.29 g/t Au (0.69% Cu eq)

Freedom (AMM-056):	459.3 m @ 0.36% Cu & 0.41 g/t Au (0.61% Cu eq)
including 111.6 m @ 0.80% Cu & 1.01 g/t Au (1.41% Cu eq)

Valley (AMM-089):	459.2 m @ 0.47% Cu & 0.21 g/t Au (0.59% Cu eq)
including 99.4 m @ 0.69% Cu & 0.40 g/t Au (0.93% Cu eq)

Flats (AMM-002):	474.7 m @ 0.26% Cu & 0.28 g/t Au (0.43% Cu eq)
including 134.3 m @ 0.35% Cu & 0.45 g/t Au (0.62% Cu eq)

1 CuEq = Cu% + (Au g/t x 0.6). Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization. See Eurasian news releases dated September 6, 2012 and November 5, 2013 for more information.

The copper-gold mineralization in these four deposits have potential open-pit geometries with low stripping ratios. Mineralized zones averaging ~1 to 1.5% copper equivalent (i.e., AMM-041, 43.9 m @ 1.23 Cu% and 0.53 g/t Au, 1.55% Cu eq) indicate the potential to delineate higher grade zones within the prospects by in-filling the 200 meter drill grids.

IGC advanced Malmyzh in 2014 by completing drafts of project reports in preparation for initial reviews by the relevant Russian Federation agencies. As IGC continues to advance Malmyzh, several international mining companies have expressed interest in the project.

Salasinskaya and Shelekhovo Projects

In 2014, IGC advised EMX that it had acquired the 260 square kilometers Salasinskaya property, located 20 kilometers from IGC’s Shelekhovo project. Salasinskaya and Shelekhovo are 100% controlled by IGC. At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite (see EMX news release dated November 5, 2013). Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. The Salasinskaya and Shelekhovo properties occur along trend to the northeast of Malmyzh. Together, these three properties cover approximately 800 square kilometers of exploration ground occurring along a 200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Further discussion of IGC’s exploration results and EMX’s due diligence data verification and QA and QC procedures can be found in the Company’s September 6, 2012 and November 5, 2013 news releases.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo was formed from the merger of Iron Creek Capital Corp. and Polar Star Mining Corp. in December 2014. Revelo has a corporate office in Vancouver (Canada), a technical office in Santiago (Chile), and a strong shareholder base in Canada, the United States and London.

Revelo controls approximately 300,000 hectares of 100% owned exploration tenements. The portfolio is comprised of 16 exploration projects prospective for copper, gold and silver including five projects already under option or JV agreements with Kinross Gold Company (Las Pampas Project), Newmont (Montezuma Project), and BHP Billiton (Block 2 Project). In addition, Revelo retains one royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

Geothermal Royalties

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. (“SGL”), a private company based in California, for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production (see EMX news release dated August 7, 2013).

Slovakia

EMX’s geothermal royalty properties in Slovakia are located in the Ziar Basin of west-central Slovakia and the Pannonian Basin in the eastern part of the country. SGL conducted additional geophysical, geological, and technical assessments of its geothermal concessions in 2014. Eurasian understands that SGL is actively discussing project financing and power purchasing agreements with various third parties in Europe.

Peru

EMX has royalties on four SGL geothermal licenses that occur in prospective regions of Peru’s Western and Eastern Cordillera. SGL conducted technical, infrastructure, and market assessments during 2014, and Eurasian understands that SGL is considering follow-up geophysical surveys and technical assessments for 2015.

ITEM 4A. UNRESOLVED STAFF COMMENTS

--- No Disclosure Necessary ---

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2014, 2013 and 2012 GENERAL

This discussion and analysis of financial position and results of operations is prepared as at April 30, 2015 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012 and the related notes thereto.

Those consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Eurasian and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, USA and the Asia Pacific region, and the investment in a royalty income stream in Nevada, USA. The Company’s common shares are listed on the TSX-V under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed an Agreement and Plan of Acquisition with Bullion whereby the Company acquired 100% of the issued and outstanding shares of Bullion.

The Company’s working capital position at December 31, 2014 was $7,096,916.  With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures from the date of this Form 20-F, the Company will need to obtain additional cash and anticipates either financing or selling one or more of its assets.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion, the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

DESCRIPTION OF BUSINESS

Eurasian is a Tier 1 company that trades on the TSX-V and the NYSE MKT. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion. This royalty cash flow helps to provide a foundation to support the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, Eurasian acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

EXPLORATION REVIEW

PROPERTY OVERVIEW

TURKEY

Eurasian holds multiple mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets. Six of the seven EMX projects in Turkey are being advanced by partner companies, with the portfolio consisting of two royalty properties and four properties optioned for a retained royalty interest. A seventh property, the Sisorta epithermal gold project, is 49% controlled by Eurasian and is currently available for sale or partnership.

Akarca Property

The Akarca Property is a 2006 Eurasian exploration discovery in Turkey’s Western Anatolia region. The Akarca Property is currently wholly-owned by EMX. An Option Agreement (the "Akarca Agreement") was executed in June 2013 with Çolakoğlu Ticari Yatirim A.S. ("Çolakoğlu"), a privately owned Turkish company, for a combination of cash payments, work commitments, and an uncapped 3.5% NSR royalty interest to EMX's benefit (see EMX news release dated June 20, 2013). From June 2013 through December 2014, Çolakoğlu conducted drilling, trenching, geological mapping, geochemical sampling, and various project studies.

The Akarca project area currently has six drill defined zones of epithermal gold-silver oxide mineralization. Further, there are several additional mineralized zones identified from reconnaissance level drilling and surface sampling. Since its discovery, 244 core and reverse circulation holes totaling about 26,400 meters have been drilled at the Akarca project, most with partner funding. As exploration continues, it is clear that the continuity of the near-surface oxide zones of higher grade vein and disseminated styles of mineralization are being successfully defined at a 25 to 50 meter drill spacing. Furthermore, ongoing reconnaissance and step-out drilling is demonstrating potential for new discoveries within broad areas mineralized by the gold-silver epithermal system(s) at Akarca. Exploration successes at Akarca since 2006 have led to in-the-ground investments of over US$12 million by partner companies.

In February 2015, Çolakoğlu requested, and was granted a six month extension to August 2015 for exercise of their option as defined by the Akarca Agreement. Çolakoğlu paid EMX US$100,000 "earnest money" of the US$500,000 payment due at the time of exercise, with the remaining US$400,000 due upon option exercise in August. Ongoing programs underway by Çolakoglu include metallurgical and environmental assessment studies.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with a NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate these resources are described in EMX’s news release dated June 26, 2009. It should be noted that 5,550 meters of drilling have been completed since the resource was SEDAR filed in 2009, including the best intercept to date on the project (see discussion below).

The major developments subsequent to the 2009 Sisorta Technical Report resulted from an option granted to Çolakoğlu to buy the Sisorta property in 2012, but the agreement was terminated in 2013. Çolakoğlu advised that it completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$2.5 million in expenditures before terminating its option. Chesser Resources Ltd. (“Chesser”) reported highlights from Çolakoğlu’s drilling in a June 19, 2013 news release: a) the best drill intercept to date of 32.4 meters averaging 8.38 g/t gold and starting from the surface (true width unknown), b) mineralized drill intercepts outside the current resource that increase the gold zone’s lateral extent, and c) porphyry copper-gold targets that remain to be tested.

The Sisorta property had until recently been in a joint venture with project manager Chesser (51%) and EMX (49%). In March 2015, EMX purchased Chesser's interest in the property, and assumed management of the project. As Sisorta is now a 100% controlled asset of EMX, the Company is evaluating the property's exploration upside, while pursuing partnership opportunities with third parties.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. (“Dedeman”) in 2006 (see EMX news release dated November 14, 2006). EMX understands that since acquiring the property, Dedeman drilled approximately 190 core holes totaling over 34,000 meters. Dedeman's drilling in 2014 consisted of eleven holes that in-filled and extended the Hastanetepe zone's lead-zinc-silver mineralization to the southeast. EMX has also been advised by Dedeman that they re-initiated shaft sinking and underground development work at Hastanetepe in early 2015.

Other Property Interests

Eurasian has option agreements that include retained royalty interests for the Golcuk, Trab-23, and Alankoy exploration properties:

•

The Golcuk copper-silver property is located in northeast Turkey. Pasinex Resources Ltd. (“Pasinex”) signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments over a four year period, with EMX retaining a 2.9% NSR royalty interest. Pasinex completed five holes totaling 994.4 meters at Golcuk in 2014 and is reviewing the results in context of its recently-received report on the structural geology of the targeted area.

•

The Trab-23 property hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins. Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed an option agreement (the “Trab-23 Agreement”) in 2013 granting it an option to acquire Trab-23 for in-ground spending requirements, annual earn-in and pre-production payments, and payments based upon production. Tumad has notified Eurasian of its intention to conduct an initial reconnaissance drill program on the property in 2015.

•

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey. An Exploration and Option Agreement with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, was executed in December 2013. Ferrite has the option to acquire the Alankoy project for work commitments, advance annual royalty payments, a milestone payment based upon completion of a NI 43-101 or JORC compliant feasibility study, and 3% royalty payments to EMX upon commercial production.

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that also include a 4% uncapped NSR. The Sofular royalty property, also held by Dedeman, was dropped in Q1 2015 due to a lack of encouraging exploration results.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

NORTH AMERICA

Eurasian’s portfolio in North America, advanced through wholly-owned subsidiary Bronco Creek Exploration (“BCE”), includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein projects. The BCE portfolio is comprised of 22 properties covering more than 35,000 hectares in Arizona, Nevada, Utah, and Wyoming. EMX currently has six properties partnered through BCE. In addition, there are five properties acquired in the 2012 merger with Bullion Monarch. Of these, four are EMX royalty properties, including the Northern Carlin Trend's Leeville royalty (see Leeville and Royalty Property Overview section), and one is an exploration project available for partnership.

The Company’s 2014 work focused on advancing partner funded projects, executing new agreements for available projects, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with a number of potential partners for the available North American properties.

Properties active through partner funded programs in 2014 are summarized below.

•

The Cathedral Well project is located at the southern end of Nevada's Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine. Eurasian announced the execution of an option agreement with Ely Gold and Minerals (“Ely Gold”) in June 2014 (see EMX news release dated July 7, 2014). Ely Gold may earn a 100% interest in the property by making staged option payments and granting EMX a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. After earning 100% interest in the project, Ely Gold will pay EMX annual advance royalties until commencement of commercial production.

•

The Copper King, Red Top, and Copper Springs properties are three porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts of Arizona. EMX executed three separate Option Purchase Agreements with Desert Star Resources Ltd. (“Desert Star”), whereby Desert Star could acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2013). Desert Star funded drill permitting and completion of geophysical surveys at Copper King and Red Top. In January 2015, Eurasian regained 100% control of the Copper Springs project after Desert Star elected to terminate its option for the property.

•

The Buckhorn Creek and Jasper Canyon copper-molybdenum projects are located in the Laramide porphyry copper belt of southern Arizona and the Frazier Creek copper-molybdenum project is located in the Battle Mountain-Eureka trend of north-central Nevada. These properties were optioned to Savant Explorations Ltd. (“Savant”) in 2013 under three separate Exploration and Earn-in Agreements for cash, shares, and work commitments (see EMX news release dated October 30, 2013). Savant funded various exploration programs at the three properties in 2014. In Q3 2014, Eurasian regained 100% control of the Jasper Canyon project after Savant elected to terminate its option for the property.

•

The Copper Basin copper-molybdenum property, located in central Arizona, was acquired under a Regional Acquisition Agreement with Vale and advanced under a Designated Project earn-in agreement. Surface exploration and drill results confirmed the presence of a porphyry copper-molybdenum system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of porphyry-style alteration, mineralization, and related geophysical anomalies. In 2014, Vale funded a 1,140 meter diamond drill program, with all three holes intersecting anomalous to low grade copper (molybdenum) mineralization. Vale relinquished its Copper Basin interest in July 2014 after spending more than $3.5 million on the property by completing geologic mapping, geochemical sampling, geophysical surveys, and 3,916 meters of drilling in two programs. The Copper Basin project is available for partnership, with much of the original target untested by drilling.

•

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein. EMX regained 100% control of the property, after joint venture partner Freeport-McMoRan Exploration Company of Phoenix, Arizona (“Freeport”) terminated its interest in the project in 2014 due to budget cut backs on all "greenfields" exploration projects. Eurasian has been in discussions with potential partners interested in the property.

•

The Lomitas Negras project is located in southeast Arizona, approximately sixteen kilometers south of the San Manuel- Kalamazoo deposit. An option agreement with Kennecott Exploration Company (“Kennecott”) was announced in May 2014 (see EMX news release dated May 15, 2014). After completing a reconnaissance diamond drill program, and subsequently acquiring additional mineral rights, Kennecott relinquished its interest in the project. The property is available for partnership.

•

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (TSX: ETG; NYSE: EGI) of Vancouver, British Columbia (“Entrée”). The project hosts porphyry copper-molybdenum and copper-iron skarn targets beneath cover rocks. Entrée continued their work on the adjacent Ann Mason property, including a pre-feasibility drill program that commenced in August 2014 (see ETG news release dated January 21, 2015). EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn- in requirements.

In addition, EMX continued evaluation of property and royalty acquisition opportunities in North America, and streamlined the portfolio by dropping low priority projects. The generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. EMX acquired the Sleeping Beauty and Águila de Cobre copper-molybdenum porphyry projects in Arizona by staking open ground. EMX elected to drop the Red Hills project after termination of the joint venture by GeoNovus, and also dropped the 100% EMX-controlled Cruiser Gold, Bullion Creek and Sand Pass projects located in Nevada, Arizona, and Utah, respectively. Subsequent to year end, the Silver Bell West option agreement with GeoNovus was terminated with EMX regaining 100% interest in the project. In Alaska, the Company's Moran Dome and Liberty royalty properties were dropped by Gold Canyon Partners, and EMX elected to not reacquire the ground.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

AUSTRALIA AND NEW ZEALAND

The Company's programs in the Australia and New Zealand region have a low burn rate, and continue to identify new early-stage opportunities. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under favorable royalty agreements with EMX. In New Zealand, Eurasian executed a definitive agreement to sell the Neavesville gold-silver project, and submitted applications for two new gold-silver exploration properties with historic resources.

Koonenberry Property

The Koonenberry project is positioned along the northwest trending, regional-scale Koonenberry fault in southeastern Australia. This deep-seated structural zone has multiple splays that project into, and through, the project area. EMX recognized that the distribution of gold occurrences and gold geochemical anomalies are coincident with these prominent structural features.

In 2014, EMX announced the signing of an Exploration and Option Agreement (the “North Queensland Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in (see EMX news release dated February 19, 2014 for more details). Subsequently, EMX was granted a new exploration permit covering 88.5 square kilometers that were previously held under option by Eurasian. This newly granted EMX tenement was added under the North Queensland Agreement. All of EMX’s interests in Koonenberry are being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area totaling over 1,400 square kilometers. The majority of the prospective ground covered by this extensive royalty position remains unexplored.

Neavesville Property

The Neavesville project consists of a single exploration permit, combined from two permits during 2014, totaling over 30 square kilometers in the Hauraki goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki goldfield, including Newmont's Martha Hill gold-silver mine located 25 kilometers to the southeast.

EMX has conducted reconnaissance geologic mapping, verification rock sampling, a CSAMT geophysical survey, and reconnaissance reverse circulation drilling at Neavesville. These programs not only helped to independently confirm historic areas of mineralization, but also identified new and untested gold-silver targets. EMX also concluded negotiations on a Joint Venture and Access Agreement with landholders that will provide certainty and clarity for ongoing exploration within the project area.

In November 2014, Eurasian announced a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian (see EMX news release dated November 13, 2014). A L&M funded drilling program is scheduled to commence in late March 2015.

Qualified Person

Chris Spurway, MAIG, FAusIMM, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

Eurasian continues to emphasize Scandinavia as a highly favorable jurisdiction for mineral exploration and development, and has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. The Company has significantly reduced expenditures in Scandinavia, and is examining ways to continue adding value while pursuing strategic partnerships. In addition to the exploration properties in Sweden and Norway, EMX also maintains a royalty interest in northern Sweden's Viscaria project, as well as a portfolio of royalty interests in Serbia that includes Reservoir Mineral's Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes volcanogenic massive sulfide ("VMS") and Iron-Oxide-Copper-Gold ("IOCG") properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX has focused on retaining and advancing the most prospective exploration projects, while reducing expenditures during the last year. In February 2015, Eurasian closed its office in Kiruna with the intention of relocating to a more accessible and cost effective location in southern Sweden, where much of Eurasian’s exploration work is now focused.

Much of EMX's earlier exploration work in Sweden was funded by a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. from 2011 to 2013. The Company has been in ongoing discussions with potential partners regarding the available properties in Sweden that are summarized below.

•

The Sakkek-Pikkujärvi and Puoltsa projects are located in the Kiruna mining district of northern Sweden. The Sakkek- Pikkujärvi property contains IOCG-type copper, iron and gold targets. Puoltsa is amidst a cluster of past producing mines, and hosts a number of prospective mineral occurrences including drill defined zones of copper mineralization.

•	The Iekelvare project has widespread IOCG-style alteration/mineralization, and several untested targets.

•

The Adak project is located in the Skellefte mining district, and has a record of historic production from four small-scale mines that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization that provide priority exploration targets along strike and down dip.

•

The Storåsen property is a mafic metavolcanic-hosted Cu-PGE-Au system. Thirty-five shallow core holes were drilled by the SGU (the Geological Survey of Sweden) from 1980 to 1989, and a historic resource was defined by Popular Resources in 2002 based upon the SGU's drilling.

•

The Gumsberg polymetallic (lead-zinc-silver-copper-gold) property occurs in the historic Bergslagen District of southern Sweden. In January 2015, a winter geophysical program was executed that appears to map extensions of known bodies of mineralization along strike, and has identified new exploration targets.

EMX holds a 1.0% NSR royalty interest in the Viscaria iron-copper property acquired from the 2010 purchase of the Phelps Dodge Exploration Sweden AB assets. The Viscaria project is an IOCG-style deposit located in the Kiruna mining district in northern Sweden. Avalon Minerals Ltd. (ASX:AVI) announced an updated Scoping Study for EMX's Viscaria royalty property, including new JORC compliant resource estimates and open pit optimization scenarios, in an August 28, 2014 news release. A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR payable from EMX’s royalty, resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received a total of $12 million in royalty payments, after which time EMX will receive the full 1.0% NSR royalty.

Norway

EMX initiated a program in 2014 to evaluate opportunities in Norway, and initially acquired the Burfjord and Storbekken properties by acquiring exploration permits across open ground. Burfjord contains IOCG-type targets in northern Norway, and is marked by numerous small scale historic mines and prospects, as well as outcropping copper and gold mineralization. Storbekken hosts multiple exposures of gold-enriched VMS-style mineralization near the historic Røros mining district in southern Norway. A winter geophysical program was executed in January 2015 on the Storbekken project that identified new exploration targets.

In January 2015, the Hatt, Vaddas, and Melkedalen VMS projects were acquired by Eurasian after monitoring the status of these areas for several years. These projects were available for direct acquisition with minimal cost. The Vaddas and Melkedalen properties host small tonnage zinc and copper historic resources.

Royalty Properties in Serbia

EMX's portfolio in Serbia initially resulted from early stage prospect generation and organic royalty growth via the sale of its properties, including the Brestovac West, Deli Jovan, and Plavkovo projects, to Reservoir Minerals Inc. (“Reservoir”) in 2006. The terms of the sale included uncapped NSR royalties payable to EMX at a rate of 2% for gold and silver, and 1% for all other metals. Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the "Brestovac" and "Jasikovo" properties (see EMX news release dated February 4, 2014). The Brestovac, Brestovac West, and Jasikovo properties are included in the Timok Project joint venture between Reservoir (45%) and Freeport McMoRan Exploration Corp. (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit. Reservoir announced a NI 43-101 inferred resource estimate for Cukaru Peki’s High Sulphidation Epithermal (HSE) zone above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off as 65.3 million tonnes averaging 2.6% copper and 1.5 g/t gold, or 3.5% copper equivalent, containing 3.8 billion pounds copper and 3.1 million ounces gold, or 5.1 billion pounds copper equivalent (see Reservoir news release dated January 27, 2014). Reservoir has stated that the discovery at Cukaru Peki “demonstrates the potential for additional blind discoveries within the Timok Magmatic Complex.”

Reservoir announced in a March 12, 2015 news release that a 2015 budget of US$ 18.7 million had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study". EMX's Timok Project royalty properties add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont, (collectively, the “JV”) have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects across northern Haiti. EMX’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

The Designated Projects with Newmont and EMX's Grand Bois Project have been on care and maintenance status since 2013, when the Haitian Government suspended its Mining Convention process while it began working on a new Mining Law with the help of the World Bank. The Government's goal is to reform the Mining Law to be more consistent with current international standards.

There were ongoing consultation meetings between the World Bank, the Government of Haiti, the JV and other mining companies, and business community and civil society representatives to present comments on draft versions of the new Haitian Mining Code. After the appointment of a new Prime Minister and the dissolution of Parliament in late 2014-early 2015, the government is now planning for legislative elections in late 2015. At this stage the JV does not expect further progress on the new Mining Law until later in 2016.

EMX remains committed to supporting the process of reforming Haiti's Mining Law as a step towards developing the mining sector and contributing to the country's economic growth.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 200 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with 42.3% of the issued and outstanding shares (39.7% equity position on a fully-diluted basis) from investments totaling US$7.8 million.

Malmyzh is a grassroots, district-scale discovery with fourteen porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The property's 153 square kilometers of exploration and mining licenses occur 220 kilometers northeast of the Russia-China border at Khabarovsk. Malmyzh has excellent logistics and infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

Copper-gold mineralization occurs in diorite porphyry intrusives, as well as in hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth. The majority of drilling, totaling more than 70,000 meters in over 200 core holes, has concentrated on defining the Central, Freedom, Valley, and Flats prospects. Much of the property has more than 15 meters of cover and is undrilled, thereby providing considerable exploration potential for additional discoveries. IGC advanced Malmyzh in 2014 by completing drafts of project reports in preparation for review by the relevant Russian Federation agencies.

Also in 2014, IGC advised EMX that it had acquired the 260 square kilometer Salasinskaya property, located 20 kilometers from IGC's Shelekhovo project. Salasinskaya and Shelekhovo are 100% controlled by IGC. At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite (see EMX news release dated November 5, 2013). Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. The Salasinskaya and Shelekhovo properties occur along trend to the northeast of Malmyzh. Together, these three properties cover approximately 800 square kilometers of exploration ground occurring along a 200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Further discussion of IGC’s exploration results can be found in the Company’s September 6, 2012 and November 5, 2013 news releases.

Revelo Resources Corp. (formerly Iron Creek Capital Corp.)

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo was formed from the merger of Iron Creek Capital Corp. and Polar Star Mining Corp. in December 2014. Revelo controls approximately 300,000 hectares of 100% owned exploration tenements. The portfolio is comprised of 16 exploration projects prospective for copper, gold and silver including three projects already under option/JV agreements with Kinross Gold (Las Pampas Project), Newmont Mining (Montezuma Project), and BHP Billiton (Block 2 project). In addition, Revelo retains one royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

EMX's investment in Revelo recognizes the untapped value in the property portfolio, as well as strong synergies with a management team that has many decades of combined experience in Chile and Latin America.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

GEOTHERMAL ROYALTIES

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. ("SGL") for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production (see Company news release dated August 7, 2013). SGL advised EMX that it had advanced the geothermal royalty assets in Slovakia and Peru during 2014 by conducting technical, infrastructure, and market studies. Slovakia and Peru have proactive stances toward geothermal energy projects that foster a favorable business climate for development and potential future revenue streams to EMX.

Operating Results

Year Ended December 31, 2014, 2013 and 2012

The net loss for the year ended December 31, 2014 (“FY14”) was $17,488,041 compared to $13,982,612 for the year ended December 31, 2013 (“FY13”) and $20,902,053 for year ended December 31, 2012 (“FY12”). The loss for FY14 was made up of net royalty income of $801,836 (2013 - $1,280,997; 2012 - $537,035) after depletion and related tax, net exploration expenditures of $3,988,368 (2013 - $3,819,107; 2012 - $8,330,201), general and administrative expenditures of $5,495,087 (2013 - $5,142,738; 2012 - $9,393,196) and other losses totaling $12,122,893 (2013 - $8,694,709; 2012 - $3,730,368) offset by a deferred income tax recovery of $3,356,471 (2013 - $2,392,945; 2012 - $291,595). Included in other losses is $7,371,765 (2013 - $4,765,511; 2012 - $Nil) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets. Some items to note are:

Revenues

In FY14, royalty income was earned from $1,578 (2013 – 1,912; 2012 – 2,145) ounces of gold totaling $2,247,334 (2013 - $3,102,888; 2012 - $1,750,975) offset by gold tax and depletion of $1,445,498 (2013 - $1,821,891; 2012 - $1,213,940) for net royalty income of $801,836 (2013 - $1,280,997; 2012 – 537,035). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower realized gold price per ounce in the current period. In FY14 the average realized gold price was US$1,263 per ounce compared to US$1,490 for 2013 and US$1,676 for 2012.

Exploration Expenditures

Exploration expenditures (gross) decreased by $2,749,688 in FY14 compared to FY13, and decreased by $3,871,904 in FY13 compared to FY12. Recoveries decreased by $2,918,949 in FY14 compared to FY13, and increased by $618,594 in FY13 compared to FY12 for a net increase in exploration expenditures of $169,261 in 2014 (FY2013 – decrease $4,511,094). Some of the differences between 2014 and 2013 are as follows:

  In Scandinavia, net expenditures increased by $770,179 compared to the prior period. During FY14, the Company solely funded the Swedish activities as Antofagasta was previously funding the programs. In 2014, the Company continued to support its exploration programs in Scandinavia, encouraged by decreasing levels of competition in the minerals sector, and increasing availability of prospective ground that could be acquired at low cost. Eurasian spent 2014 filtering and upgrading its portfolio of assets, adding key copper, gold and polymetallic exploration projects in both Sweden and Norway while relinquishing less prospective areas and project interests. At the same time, Eurasian has continued to actively market its project interests in Scandinavia and will continue to do so in 2015. Expenditures in 2014 were directed toward sustaining costs for its offices and personnel, as well as conducting reconnaissance exploration across the region and hosting potential partners for site visits to various projects. In an effort to reduce its operating costs, Eurasian has closed its field offices in Kiruna, Sweden, where the cost of goods, services and rental properties has been steadily rising in recent years. Eurasian will relocate its operations to southern Sweden, where much of its current activities are now focused and operating costs will be lower. Eurasian’s staff in Scandinavia is also being retained on a consulting basis only, in order to keep costs low during times of inactivity. In early 2015, Eurasian has been conducting winter exploration programs on various properties, but expects lower expenditures in comparison with 2014 due to closure of the offices in Kiruna and overall streamlining of its operations.

  In the USA, gross expenditures decreased from $3,955,723 to $3,274,015 and recoveries decreased from $3,214,899 to $2,221,662. In the prior year the Company and partners GeoNovus and Vale undertook active programs at Silver Bell West, Red Hills, and Copper Basin while there were no active programs for 2014. Gross expenditures on these three projects decreased from US$2,300,192 to US$813,193. The decrease in expenditures was offset by US$480,344 in expenditures related to Kennecott and Savant, pursuant to the new exploration and option agreements on the Lomita Negris, Buckhorn Creek, Fraser Creek, and Jasper Canyon properties. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

  In Turkey, gross expenditures decreased by $700,269, while net expenditures decreased by $328,943. In 2014, the Turkish Business Unit continued to be a key value driver for Eurasian. Partner funded programs continued to advance projects in the Eurasian portfolio, with all 7 projects in Turkey operating under partnerships in 2014. Eurasian’s share of expenditures in Turkey related only to sustaining costs for the Ankara office, maintenance of the Turkish staff, and ongoing reconnaissance exploration programs. In 2015, Eurasian will continue to reduce expenditures. Given the stages of advancement for many of the exploration projects in the Turkish portfolio, Eurasian will now change its focus from early stage, grass-roots style generative work, to working with partners on advancing its projects and monitoring its royalty interests throughout the country. This work will be managed by Dama Engineering (“Dama”), a well-respected consultant and engineering firm in the Turkish mining community. Eurasian views its partnership with Dama as a key step in the evolution of its business interests in Turkey. As a result, Eurasian will close its exploration office in Ankara, with its commercial enterprise now managed from the Dama office in Ankara.

  In the Asia Pacific region, net expenditures for 2014 totaled $627,496 compared to $549,109 in 2013. As is the case with other business units, Eurasian is effecting strategic changes to its business approach in Australia and New Zealand. Largely as a result of the challenging market conditions, Eurasian has been simultaneously acquiring low cost exploration projects as other companies relinquish key land positions, while at the same time enacting its own cost savings measures. Key steps in 2014 were the consolidation of the Koonenberry project in Australia to a royalty property (see Company News Release dated February 19, 2014), and the partnership of the Neavesville project in New Zealand (see Company News Release dated November 13, 2014). Prior to partnership, Eurasian had conducted drilling at Neavesville in early 2014, and had negotiated a comprehensive access agreement with one of the local Maori communities, providing ongoing access, and exploration and development rights across much of the Neavesville license. Along with expenditures related to its ongoing reconnaissance exploration efforts, these led to outlays of approximately $650,000 for 2014. With partnership of the Neavesville and Koonenberry projects, Eurasian’s projected expenditures for Australia-New Zealand in 2015 will be markedly lower than 2014.

General and Administrative

General and administrative expenses (“G&A”) of $5,495,087 were incurred in 2014 compared to $5,142,738 in 2013 and $9,393,196 in 2012. The Company’s business model is people intensive. Included in salaries and consultants of G&A are the Company’s technical services and GIS group, in-house legal counsel and deal flow marketing team, senior management including the General Manger of Exploration, Chief Geologist, and the executive management. G&A costs (before share-based payments) have decreased each year since 2012 and we continue to strive to find areas to further streamline and reduce the expenses of our business.

  Administrative and office expenses of $926,095 remained consistent with FY13 ($982,239), however, a decrease from FY12 ($1,258,292). The Company is headquartered in Vancouver and also has an office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

  Investor relations expenditures of $292,017 decreased slightly from $310,203 in FY13 and from $433,243 in FY12. The Company attends select industry trade shows and supports lines of communication to current and potential investors. Costs in the coming year are expected to be lower as the Company is more selective in its investor relations activities.

  Professional fees decreased by $105,556 to $457,963 in 2014 compared to $533,519 in 2013 and $764,914 in 2012 and cover mainly external legal and audit and tax fees. The company has been able to decrease its external legal fees by the addition of its chief legal officer included in salaries and consultants.

  Share-based payments include performance stock grants issued and stock options granted. The current year saw an increase in share-based payments from $527,495 (FY13) to $1,030,411 (FY14) and decrease from $2,799,609 in (FY12) as a result of the granting of stock options in 2014 and 2012, whereas there were no stock options granted in 2013.

  Salaries and consultants are the largest expense in G&A. This expense category encompasses a broad range of management, technical and project development and marketing support. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and the increase in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase expenditures.

A breakdown of this category is as follows:

Salaries and consultants	FY14	FY13	FY12
Senior management	1,148,413	1,097,684	1,659,323
In-house legal and deal flow marketing	436,428	397,443	616,029
Technical services	321,911	264,918	433,525
Directors fees*	168,496	175,798	102,000
Administrative support & other**	115,668	307,189	312,389	**
	$2,190,916	$2,243,032	$3,123,266

*Directors fees include $60,000 per annum paid to the Company's non-Executive Chairman, who does not receive the fees paid to the other independent directors
**includes severance payments relating to reduction in work force

In the coming year, the Company will continue to closely monitor all expenditure areas in the Company, and make changes proactively as necessary.

Other

  As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. As a result of these changes, the Company recorded $7,371,765 (2013 - $4,765,511; 2012 - $Nil) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

  As a result of the impairment noted above, the Company applied a one-step approach and determined the Carlin Trend Royalty Claim Block and the related assets within the same CGU to be impaired. The loss was first applied to reduce the asset component and any excess to goodwill within the CGU. As result, the Company has written down the goodwill by $2,248,057 (2013 - $Nil; 2012 - $Nil).

  The Company recorded a deferred income tax recovery of $3,356,471 compared to $2,392,945 in 2013 and 291,595 in 2012, and a net decrease in deferred tax liabilities of $2,493,010 (2013 - $1,779,707). A significant component of the deferred tax recovery and decrease in the related liability was the royalty impairment.

  The Company’s share of the net loss related to its 42.34% equity investment in IG Copper for the year ended December 31, 2014 was $1,086,649 (2013 - $2,093,823; 2012 – $1,144,407).

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd., an Australian Stock Exchange listed Exploration Company. At December 31, 2014, the Company’s investment in the joint venture was $Nil (2013 - $Nil; 2012 - $Nil). The Company’s share of the net loss of the joint venture for the years ended December 31, 2014 and 2013 was $Nil (share of net loss for 2012 - $81,171).

The Company also has a 42.34% (2013 40.96%; 2012 – 30.66%) equity investment in IG Copper, LLC (“IGC”). At December 31, 2014, the Company has paid an aggregate of $7,892,345 towards its investment (2013 - $6,829,309; 2012 - $4,054,739).

At December 31, 2014, the Company’s investment less its share of accumulated equity losses was $4,072,737 (2013 - $3,960,650; 2012 - $3,002,101). The Company’s share of the net loss for the year ended December 31, 2014 was $1,086,649 (2013 - $2,093,823; 2012 - $1,063,236).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Income (loss) for the period	(154,215)	(2,606,384)
The Company's ownership%	49.00%	42.34%
The Company's share of loss for the period	-	(1,086,649)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership%	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

As at December 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2012	Turkish Co	IGC
Aggregate assets	$104,210	$4,954,888
Aggregate liabilities	(88,617)	(343,378)
Income (loss) for the year	(249,627)	(3,467,829)
The Company's ownership%	49.00%	30.66%
The Company's share of loss for the year	(81,171)	(1,063,236)

SELECTED ANNUAL INFORMATION

As at	December 31, 2014	December 31, 2013	December 31, 2012

Financial positions
Working capital	$7,096,916	$14,217,999	$22,702,855
Exploration and evaluation assets (net)	2,379,886	3,031,368	4,940,941
Royalty interest	29,327,960	35,063,725	38,738,592
Total assets	54,292,093	70,073,220	82,475,787
Share capital	116,766,102	116,151,675	114,414,001
Deficit	(87,430,021)	(69,981,980)	(55,999,368)

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012

Financial results
Royalty income	$2,247,334	$3,102,888	$1,750,975
Exploration expenditures (net)	3,988,368	3,819,107	8,330,201
Net loss	(17,448,041)	(13,982,612)	(20,902,053)
Net loss per share-basic and diluted	(0.24)	(0.19)	(0.35)

The year ended December 31, 2014 saw an impairment charge of $7,371,765 (2013 - $4,765,511; 2012 - $Nil) on the royalty interests, a related write-down of goodwill of $2,248,057 (2013 - $Nil; 2012 - $Nil), and a recovery of $3,356,471 (2013 - $2,392,945; 2012 - $291,595) of deferred income taxes which significantly increased the net loss for the current year.

OUTSTANDING SHARE DATA

At April 30, 2015, the Company had 73,444,710 common shares issued and outstanding. There were also 5,343,200 stock options outstanding with expiry dates ranging from May 7, 2015 to December 22, 2019, and 7,255,900 warrants outstanding with expiry dates ranging from November 8, 2015 to November 12, 2015.

Critical Accounting Policies and Estimates

Statement of Compliance and Conversion to International Financial Reporting Standards

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatie fU.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Australia Pty Ltd	Australia	100%

Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred for the acquisition of a business is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity. Total comprehensive income is attributed to non-controlling interest even if this results in the non-controlling interest having a deficit balance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of loss.

The Company has made an earlier election in terms of IFRS 1 to apply the requirements of IFRS 3 (Revised) – Business Combinations to all business combinations with effective dates on or after April 1, 2010. The classification and accounting treatment of business combinations with effective dates prior to April 1, 2010 have not been considered.

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

(b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

(c)	Available for sale financial assets

Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in profit or loss for the period.

(d)	Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets as loans and receivables and are accounted for at fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants held through investments are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash is classified as financial assets at FVTPL.

The Company classifies its receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

  Significant financial difficulty of the issuer or counterparty;
  Default or delinquency in interest or principal payments; or,
  It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, that are assessed not to be impaired individually, are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of FVTPL marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, subsequent development expenditures on the property will be capitalized.

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the cost of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

Property and equipment

Property and equipment is recorded at cost. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value. The Company has no known decommissioning liabilities as of December 31, 2014 and 2013.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock grants is measured on the earlier of the date at which the counterparty performance is complete, or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated whereby the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. For the years presented the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

New and amended IFRS pronouncements effective January 1, 2014

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32 Financial Instruments: Presentation (“Amended IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of Amended IAS 32 did not have a significant impact on the Company’s consolidated financial statements.

IAS 36 Impairment of Assets (“Amended IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The adoption of Amended IAS 36 did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 21 Levies (“IFRIC 21”), an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments was issued by the IASB in May 2013. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective prospectively for annual periods commencing on or after January 1, 2014. The adoption of IFRIC 21 did not result in an adjustment to the Company’s consolidated financial statements.

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. The IASB has determined that the revised effective date for IFRS 9 will be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)      Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)      Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)      Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)     Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position. Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

ACQUISITION OF BULLION MONARCH MINING, INC.

On February 7, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. signed an Agreement and Plan of Merger (the “Acquisition”) with Bullion Monarch Mining, Inc. (“Bullion”) whereby the Company agreed to acquire 100% of the issued and outstanding shares of Bullion in consideration for 0.45 of each of the Company’s common shares and US$0.11 in cash for each Bullion common share issued and outstanding. In addition, outstanding Bullion warrants have been replaced by Eurasian warrants exercisable upon the same terms and conditions as under the applicable agreement, except that each replacement warrant shall be exercisable for 0.45 of each of Eurasian’s common shares and US$0.11 in cash in lieu of one Bullion common share.

On August 17, 2012, the acquisition of Bullion was completed following approval by Bullion shareholders at a special meeting held on the same day.

The transaction has been accounted for as a business combination in accordance with IFRS 3, Business Combinations. As per IFRS 3, the Company has recognized, separately from goodwill, identifiable assets acquired, and liabilities assumed in Bullion at their fair values on the acquisition date. Accordingly, the Company has determined certain fair value adjustments for the assets and liabilities of Bullion as of August 17, 2012, the closing date of the Acquisition. Furthermore, to reflect the fair value increment of $39,536,000 (US$40,000,000) to the royalty property held by Bullion which generates royalty income, the Company engaged an independent valuator to estimate the fair value of the royalty generating property. The independent valuator applied the discounted cash flow model and estimated the fair value of the royalty income stream at $39,536,000. Consequently, the assets and liabilities in the Bullion purchase price allocation are based on their estimated fair value as shown below.

Goodwill represents the excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of Bullion. The Goodwill is not deductible for tax purposes. The deferred tax liabilities are recognized primarily due to temporary differences between the accounting value and tax basis of the royalty property assets that may result in potential taxable amounts in future years. Subsequent to the closing of the Acquisition, the deferred income tax liabilities will be adjusted in the period of enactment for the effect of an enacted change in tax laws or rates. The effect, which could be significant, will be included in profit or loss from operations.

The aggregate amount of the total acquisition consideration is $36,441,148, determined by taking into account the issuance of the Company’s 17,712,289 common shares valued at $32,059,062, the obligation for 1,125,000 warrants valued at $102,653 to replace Bullion’s outstanding warrants and the payment of $4,279,433.

The following summarizes the consideration transferred and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

PurchasePrice:
Issuance of 17,712,189 Eurasian common shares in exchange for 39,360,518 Bullion common shares	$32,059,062
Fair value of additional obligation for 1,125,000 replacement warrants	102,653
Cash payment for 39,360,518 Bullion common shares	4,279,433
Total purchase price	$36,441,148

Purchase Price Allocation:
Cash and cash equivalents	$318,378
Receivables	541,226
Prepaid expenses	167,879
Investments	36,627
Property, plant and equipment, net	258,637
Royalty property	39,536,000
Goodwill	8,896,705
Accounts payable	(734,290)
Deferred income tax liabilities	(12,580,014)
Total purchase price	$36,441,148

The value of the Company’s common shares was calculated based on the issuance of the Company’s 17,712,189 common shares at a price per share of $1.81 which was the TSX Venture Exchange closing price of the Company’s common share on August 17, 2012, the closing date of the Acquisition.

The cash payment of $4,279,433 is based on cash consideration per share of US$0.11 for each of the 39,360,518 Bullion common shares outstanding immediately prior to the completion of the Acquisition.

The assumption and replacement of Bullion warrants is valued using the Black-Scholes option pricing model. The assumptions used in Black-Scholes option pricing model are as follows: share price of $1.81, adjusted exercise price of $2.39 less the warrant cash consideration of US$0.11, dividend yield of 0%, expected life of 0.62 years, volatility of 44.66% and risk-free interest rate of 1.21%. Volatility of 44.66% represents the historical volatility that the Company has used to value similar equity instruments. The fair value of the 1,125,000 replacement warrants is based on Bullion’s outstanding 2,500,000 warrants adjusted by a factor of 0.45 of each of the Company’s common share per Bullion warrant.

5.B. Liquidity and Capital Resources

The Company’s working capital position at December 31, 2014 was $7,096,916 (December 31, 2013 - $14,217,999; December 31, 2012 - $22,702,855). With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures for beyond twelve months from the date of this Form 20-F, the Company will need to obtain additional cash and anticipates either financing or selling one or more of its assets. Historically, the Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

Operating Activities

Cash used in operations was $4,781,944 for the year ended December 31, 2014 (2013 - $5,785,887; 2012 - $14,369,528) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the period.

Financing Activities

The Company received $Nil in 2014 (2013 - $361,600; 2012 - $1,049,670) from the exercise of stock options and $Nil in 2014 (2013 - $Nil; 2012 - $1,898,995) from the exercise of warrants.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2014 are:

-	The Company purchased strategic investments in Revelo Resources Corp. for $500,000 (2013 - $480,000; 2012 - $Nil)
-	The Company invested $1,063,036 in IGC (2013 - $2,774,570; 2012 - $2,061,551)

5.C. Research and Development, Patents and Licenses, etc.

See subtopic “Exploration Expenditures” under “Item 5.A., Operating Results”.

5.D. Trend Information

See “Property Overview” under “ITEM 5, Operating and Financial Review and Prospects”, and “Other” under “ITEM 5.A., Operating Results”.

5.E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5.F Tabular Disclosure of Contractual Obligations

The Company has no Contractual Obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
04/29/2015

			Date of
			First Election
Name	Position	Age	Or Appointment

David M. Cole	President, CEO, Director	53	November 24, 2003
Brian E. Bayley (1)(2)(3)	Director	62	May 13, 1996
Brian K. Levet (2)	Director	62	March 18, 2011
George K.C. Lim (1)(2)(3)	Director	58	August 28, 2008
Larry Okada (1)(2)	Director	66	June 11, 2013
Michael D. Winn (3)	Director and Chairman	53	November 24, 2003

Christina Cepeliauskas	Chief Financial Officer	51	September 18, 2008
Valerie Barlow	Corporate Secretary	36	January 24, 2011

(1)	Member of Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of Corporate Governance Committee

David M. Cole (President, CEO and Director)

Mr. Cole has over 25 years of industry experience, coming to Eurasian Minerals from Newmont Mining Company. At Newmont, he held a number of management and senior geologic positions, gaining extensive global experience as a project, mine, and generative exploration geologist in Nevada, Southeast Asia, South America, Europe, and Central Asia. Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend, Yanacocha, and Minahasa mines. Subsequently, he established and managed Newmont's exploration programs in Turkey while also identifying early-stage acquisition targets in Eastern Europe. Mr. Cole specializes in developing new exploration ideas and opportunities, based upon solid technical expertise coupled with a keen business sense. He studied under Dr. Tommy Thompson at Colorado State University, earning an M.S. in Geology.

Michael D. Winn(Director and Chairman)

Mr. Winn is President of Seabord Capital Corp., which provides investment analysis and financial services to companies operating in the energy and mining sectors. He is also President of Seabord Services Corp., a Canadian company that provides management, administrative, and regulatory services to private and public mining companies. Prior to starting Seabord Capital in January 2013, Mr. Winn was President of Terrasearch Inc. (1997 to 2012) a predecessor company to Seabord Capital. He also worked as an analyst for Global Resource Investments Ltd. (1993 to 1997) where he specialized in the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is currently a director and officer of several companies operating in Canada, Latin America, Europe and Africa. Mr. Winn received a B.Sc. in geology from the University of Southern California.

Brian Bayley (Director)

Mr. Bayley is experienced in areas of natural resources and real estate lending as well as corporate restructuring and the management/administration of public companies. He is currently the President and a Director of Ionic Management Corp. (a private management company). From June 2003 to July 2013, Mr. Bayley held various positions including CEO and President and Director of Quest Capital Corp., a predecessor company to Sprott Resource Lending Corp. (a previously publicly traded resource lending company). Mr. Bayley has held active senior management positions in both private and public natural resource companies and has over 30 years of public issuer experience both as a director and officer. Mr. Bayley holds an MBA from Queen’s University.

Brian Levet (Director)

Mr. Levet draws on over 35 years of diversified executive and management experience in mineral exploration, project startup, and mine development and operations. He began his career with Rio Tinto Rhodesia and Zimbabwe Iron and Steel Company. The majority of Mr. Levet's career was with Newmont Mining Company, most recently as the Group Executive for Worldwide Exploration, and after 27 years of service he announced his retirement in early 2011. His distinguished career has been built upon a track record of team-oriented discovery success, with a number of these discoveries currently in production. He is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries, including the Batu Hijau and Elang copper-gold deposits in Indonesia, the North Lanut gold deposit in North Sulawesi, Indonesia, the McPhillamys gold deposit in New South Wales, Australia, as well as playing a significant role in the identification of Yanacocha as a world-class gold mining camp. Mr. Levet has a B.Sc. in Geology from the University of London.

George K.C. Lim (Director)

George Lim is a Chartered Accountant with over 38 years of experience in accounting, finance, taxation and auditing of companies in the mining and other industries. He was previously the Chief Financial Officer of Dundarave Resources Inc. and Chief Financial Officer for Potash One Inc. and Energy Metals Company. Mr. Lim has been involved in numerous financings, mergers and acquisitions of public companies listed on the TSX and NYSE.

Larry Okada (Director)

Larry Okada is a Chartered Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte's, his own firm, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V. He is currently the CFO of BCGold Corp., interim CFO for Africo Resources Ltd. and sits on a committee with the Institute of Chartered Accountants of British Columbia. As an independent director, Mr. Okada's extensive experience in accounting, finance, and corporate governance will further strengthen the Company's Board of Directors in these key areas.

Christina Cepeliauskas (Chief Financial Officer)

Ms. Cepeliauskas is a CPA, CGA professional accountant with more than 20 years of financial accounting and treasury experience in the mineral exploration and mining industry. She is currently the Chief Financial Officer of Eurasian Minerals Inc., Atico Mining Company and Reservoir Capital and was formerly a Director and Chairperson of the Audit Committee of Revelo Resources Corp. Ms. Cepeliauskas also hold the volunteer position of Treasurer and Board member of Fraserside Community Services Society, an organization committed to helping people overcome challenges.

Valerie Barlow (Corporate Secretary)

Ms. Barlow is currently Corporate Secretary for Eurasian Minerals Inc. Previously, Ms. Barlow was the Corporate Secretary of Sierra Geothermal Power Corp. and of Jinshan Gold Mines Inc. (now China Gold International Resources Corp. Ltd.). She has over 12 years' experience working in the mining industry. Ms. Barlow graduated with a Bachelor Degree in Economics from Concordia University in Montreal, Quebec and has completed her Canadian Securities Course.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/ByLaws of the Company.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any Company of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any Company of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

The Compensation Committee of the Board is responsible for ensuring that the Company has appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee’s mandate is to ensure that total compensation paid to all executives is fair and reasonable and is consistent with the Company’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and officers, stock options grants to the directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Option Plan”) and issuances of Common Shares to directors and officers pursuant to the Company’s Incentive Stock Grant Program (the “Stock Grant Program”).

The Compensation Committee is currently comprised of Brian Bayley (Chairman), Brian Levet, and Larry Okada, all of whom are independent directors. The board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Philosophy

The philosophy used by the Board and the Compensation Committee in determining compensation is that the compensation should (i) assist the Company in attracting and retaining high caliber executives, (ii) align the interests of executives with those of the Shareholders, (iii) reflect the executive’s performance, expertise, responsibilities and length of service to the Company, and (iv) reflect the Company’s current state of development, performance and financial status.

Compensation Components

The compensation of the Named Executive Officers (“NEOs”) (as well as for other senior management and employees) is comprised primarily of (i) base salary, (ii) annual short-term incentives in the form of cash bonuses and stock grants under the Stock Grant Program, (iii) long-term incentives in the form of stock grants and stock options granted in accordance with the Option Plan and the Stock Grant Program, respectively, and (iv) benefits related to health and pension plans, such as United States 401(k) plans.

To be competitive with industry rates, the Company may provide additional compensation from time to time in the form of stock grants as part of annual salaries. The Stock Grant Program assists the Company in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of its executives (as well as the Board, and management and other employees of the Company). The Compensation Committee believes that annual and long term stock grant awards align the interests of such persons with the interests of Shareholders by linking a component of compensation to the longer term performance of the Common Shares.

To date, no formulas have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee considers the Company’s performance and, based on its assessment, recommends appropriate compensation levels to the Board. In establishing levels of cash and equity-based compensation, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industries are considered as well as taking into account the financial and other resources of the Company.

In March 2015, the Compensation Committee retained the services of McDowall Associates Human Resource Consultants Ltd. (“McDowall”), a North American external compensation consultant headquartered in Toronto, Ontario, to provide an independent review of the compensation paid by the Company to its CEO and CFO. McDowall benchmarked the Company’s compensation arrangements against a peer group of companies that included a mix of royalty companies and exploration companies with assets greater than $30 million and less than $450 million to reflect the Company’s current business operations. McDowall used total assets as the primary determinate of company size because it is more stable over time than either revenue or market capitalization. The peer group of companies consisted of:

Almaden Minerals Limited	Altius Minerals Corporation
Callinan Royalties Corporation	Gold Standard Ventures Corporation
Midway Gold Corporation	Mirasol Resources Limited
Osisko Gold Royalties Limited	Pilot Gold Inc.
Panoro Minerals Limited	Sandstorm Gold Limited
Seabridge Metals Limited	Strategic Metals Limited

In addition to the peer group analysis, McDowall compared CEO and CFO compensation against a broad group of 90 mining companies and 12 large mining companies. With respect to the broad group of 90 mining companies, direct comparisons were made to CEO and CFOs, while for the 12 large mining companies, comparisons were made to an executive one or two levels below the CEO.

McDowall compared base salary, total cash (base salary + bonuses) and total direct compensation (total cash + long term incentives). In making this comparison, McDowall used an average of the peer group companies and the broad group of 90 mining companies to establish a benchmark for comparison (“Benchmark Companies”).

McDowall concluded that the cash base salary of the CEO is higher than the Benchmark Companies average and below the large mining group. It also concluded, respect to total cash and total direct compensation, that the Company’s CEO is comparable to the Benchmark Companies average and substantially below the large mining group. It should be noted that the CEO’s cash salary is paid in US dollars but converted to Canadian dollars for reporting purposes. The Canadian equivalent was used in the comparison to the Benchmark Companies. The higher base salary of the CEO to the Benchmark Companies is partly attributable to the decline in the Canadian dollar against the US dollar in 2014.

McDowall concluded that the base salary, total cash, and total direct compensation for the CFO was below the Benchmark Companies and substantially below the larger mining group of companies.

In the Company’s last two financial years, McDowall has not provided any other services to the Company or its affiliates.

The fees charged by McDowall during the Company’s 2014 and 2013 financial years were as follows:

Nature of Fee	2014	2013
Executive Compensation-Related Fees	$9,040	Nil
All Other Fees	Nil	Nil

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Base Salary

The Compensation Committee recommends, and the Board establishes, the NEO’s salary. The base salary review for each NEO is based on assessment of factors such as changes to competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Using this information, together with budgetary guidelines and other internally and externally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of the CEO and CFO. The Company did not increase the base salaries of the CEO and CFO for 2013 and 2014 and do not have base salary increases planned for 2015.

Annual Bonuses

Annual bonuses are made by way of cash bonuses and the issuance of stock grants based, in part, on the Company’s success in reaching its annual objectives and in part on individual performance and extraordinary effort and achievement. Also, the Company may utilize bonuses to encourage retention of its staff during periods of increased industry competition for its executive officers and other employees.

The Board, together with the Compensation Committee, reviews corporate performance objectives during the year to determine annual bonuses. In 2014, the principal performance factors and objectives included:

  Exploration success;

  Acquisition of new properties;

  Sale and joint venture of properties;

  Royalty creations and acquisitions;

  Capital management;

  Successful management of the Company’s environmental, community, and safety objectives;

  Increasing market capitalization; and

  Management of human resources.

The success of the NEOs’ contributions to the Company in reaching its overall goals is a factor in the determination of their annual incentive. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Company that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual incentives for the NEOs.

Although a number of the corporate performance objectives were achieved, the Company did not grant any annual bonuses by way of cash or stock grants to NEOs for 2014.

Long-Term Incentives

Stock Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs are recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to Shareholder value.

To determine the number of Common Shares issuable under options granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

  the exercise price for each option granted;

  the date on which each option is granted;

  the vesting terms for each stock option; and

  the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan. The Company granted stock options in April 2014.

Cash Compensation

Summary Compensation Table

Long-Term
Compensation
Annual Compensation
					Awards	Payouts

Name and Principal Position	Year	Salary $	Bonus	Other Annual Compensation $	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units(1)	LTIP Payouts $	All Other Comp. $

David M. Cole, President & CEO	2014 2013 2012	464,040 427,772 385,524	Nil Nil Nil	12,065(2) 17,110(2) 15,421(2)	150,000 Nil 80,000	101,334 101,333 194,666	Nil Nil Nil	Nil Nil Nil

Michael D. Winn(3), Chairman & Director	2014 2013 2012	60,000 60,000 24,000	Nil Nil Nil	Nil Nil Nil	75,000 Nil 50,000	12,167 24,335 64,332	Nil Nil Nil	Nil Nil Nil

Christina Cepeliauskas(4), CFO	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	55,000 Nil 50,000	15,000 23,000 23,000	Nil Nil Nil	Nil Nil Nil

Brian E. Bayley, Director	2014 2013 2012	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	50,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Brian K. Levet Director	2014 2013 2012	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	50,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

George K.C. Lim, Director	2014 2013 2012	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	50,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Larry Okada(5), Director	2014 2013 2012	24,000 6,000 Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Valerie Barlow(4), Corporate Secretary	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	24,000 Nil 20,000	6,000 8,000 8,000	Nil Nil Nil	Nil Nil Nil

(1)	Common Shares issued as discretionary bonuses. The stock grants are issued in three tranches over a period of two years.
(2)	For officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.
(3)	Mr. Winn became Chairman of the Company in May 2012.
(4)	Pursuant to a Management Services Agreement between the Company and Seabord Services Corp. (“Seabord”), Ms. Cepeliauskas’ and Ms. Barlow’s remuneration is paid by Seabord.
(5)	Mr. Okada became a director in June 2013.

Table No. 7
Stock Option Grants in Fiscal 2014 Ended 12/31/2014

						Mkt. Value
						of
		% Of Total				Securities
	Number of	Options	Exercise			Underlying
	Options Granted	Granted	Price per	Grant	Expiration	Options on
Name			Share	Date	Date	Date of
						Grant

David M. Cole	150,000	10.18%	$1.20	04/25/2014	04/25/2019	$1.15

Michael D. Winn	75,000	5.09%	$1.20	04/25/2014	04/25/2019	$1.15

Christina Cepeliauskas	55,000	3.73%	$1.20	04/25/2014	04/25/2019	$1.15

Brian E. Bayley	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15

Brian K. Levet	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15

George K.C. Lim	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15

Larry Okada	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15

Valerie Barlow	24,000	1.63%	$1.20	04/25/2014	04/25/2019	$1.15

There were no stock option exercises by the directors and management in fiscal 2014.

Table No. 8
Aggregated Stock Options Exercises in Fiscal 2014
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In- the-Money Options at Fiscal Year-End Exercisable/Unexercisable(2)

David M. Cole	Nil	Nil	200,000/0 @ $2.18	$0
			200,000/0 @ $2.80	$0
			80,000/0 @ $1.94	$0
			150,000/0 @ $1.20	$0

Michael D.	Nil	Nil	100,000/0 @ $2.18	$0
Winn			50,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			75,000/0 @ $1.20	$0

Christina	Nil	Nil	75,000/0 @ $2.18	$0
Cepeliauskas			75,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			55,000/0 @ $1.20	$0

Brian E. Bayley	Nil	Nil	75,000/0 @ $2.18	$0
			50,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			50,000/0 @ $1.20	$0

Brian K. Levet	Nil	Nil	150,000 @ $2.91	$0
			50,000/0 @ $1.94	$0
			50,000/0 @ $1.20	$0

George K. C.	Nil	Nil	75,000/0 @ $2.18	$0
Lim			50,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			50,000/0 @ $1.20	$0

Larry Okada	Nil	Nil	50,000/0 @ $1.20	$0

Valerie Barlow	Nil	Nil	18,200/0 @ $2.21	$0
			30,000/0 @ $2.80	$0
			20,000/0 @ $1.94	$0
			24,000/0 @ $1.20	$0

(1)	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.
(2)	The closing price of the Company’s common shares on the TSX-V on December 31, 2014 was $0.88.

Director Compensation.

The fees payable to the independent directors of the Company are for their services as directors and as members of committees of the Board as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	24,000	Nil	Nil

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. As at April 29, 2015, 5,343,200 stock options have been granted and there were no options exercised during Fiscal 2014. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.

Chief Executive Officer

The Company is a party to an employment agreement with David M. Cole, President and CEO of the Company, effective October 1, 2010. Under the agreement, Mr. Cole receives US$400,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 12 months of salary and benefits. Mr. Cole may terminate the agreement for any reason upon two months’ notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole’s agreement is terminated or his duties and responsibilities are materially changed within 12 months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 12 months of his salary and benefits and all unvested stock options and grants.

Other Executive Officers

The Company has not entered into another employment or consulting contracts with its other

For the purposes of this section, the following terms have the following meanings:

“Change of control” means an event occurring after the effective date of this agreement pursuant to which:

a)

a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of Eurasian possessing more than 50% of the total combined voting power of the Eurasian’s outstanding voting securities, respectively, are acquired by a person or persons (other than one or more members of the Eurasian Group) different from the person holding those voting securities immediately prior to such event, and the composition of the Board of Directors of Eurasian or following such event is such that their directors prior to the transaction constitute less than 50% of the Board membership following the event;

b)

any person (other than a member of the Eurasian Group), or any combination of persons (none of which is a member of the Eurasian Group) acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires, directly or indirectly, 50% or more of the voting rights attached to all outstanding voting securities or the right to appoint a majority of the directors of Eurasian; or

c)

Eurasian sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a member of the Eurasian Group.

“Termination of Employment” means any voluntary, involuntary or coerced resignation, retirement or other termination of employment of any Covered Employee directly or indirectly resulting from a Change of Control and includes the occurrence of any of the following events after a Change of Control, if the Covered Employee does not consent thereto:

(a)	a material change in office held or employment;

(b)	a material change in the nature or scope of duties;

(c)	a requirement to change the place of employment by more than 45 miles;

(d)	a reduction in remuneration;

(e)	a withdrawal of benefits or privileges of employment; or

(f)	exclusion from any incentive compensation plans in which the Covered Employee was a participant.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program and stock grant program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. For the officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.

6.C. Board Practices

6.C.1. Terms of Office.
Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: George Lim (Chairman), Brian Bayley and Larry Okada. The Audit Committee met four times during Fiscal 2014.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan and Common Shares issued under the Stock Grant Program) by the Company to the Board, officers and employees of the Company and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The current members of the Compensation Committee are: Brian Bayley (Chairman), Brian Levet and Larry Okada.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures. The current members of the Corporate Governance Committee are: Michael Winn (Chairman), Brian Bayley and George Lim.

The Corporate Governance Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the committee as a whole and will submit a Committee Annual Report to the Corporate Governance Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

6.D. Employees/ Consultants

As of April 29, 2015, the Chief Financial Officer, Corporate Secretary, Controller, Payroll & Benefits Administrator and Accounts Payable are all based in Vancouver, Canada. The President & CEO, Chief Legal Officer, Chief Geologist, General Manager of Exploration, Investor Relations Director, Manager of Project Marketing, two geologists and a senior administrative assistant are all based in the Company’s office in Littleton, Colorado through the Company’s wholly-owned subsidiary, EMX USA. There are nine employees located in Arizona including seven geologists and one office manager. The Company has one consultant in Haiti and one employee in Australia who will be part time as of April 30, 2015. The Company has 8 employees in Turkey including one senior geologist and seven local workers.

See ITEM 6 – Directors, Senior Management & Employees for a description of their job responsibilities.

6.E. Share Ownership

Table No. 9 lists, as of April 29, 2015, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of Common Shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of	Percent of Class
		Beneficial Ownership

Common	David M. Cole (1)	1,605,351	2.19%
Common	Michael D. Winn (2)	893,908	1.28%
Common	Christina Cepeliauskas (3)	344,000	0.47%
Common	Brian E. Bayley (4)	411,375	0.56%
Options	Brian K. Levet (5)	250,000	0.34%
Options	George K. C. Lim (6)	225,000	0.31%
Options	Larry Okada (7)	50,000	0.07%
Common	Valerie Barlow (8)	98,200	0.13%

(1)	Of these shares, 630,000 are represented by currently exercisable share purchase options.
(2)	Of these shares, 275,000 are represented by currently exercisable share purchase options.
(3)	Of these shares, 255,000 are represented by currently exercisable share purchase options.
(4)	Of these shares, 225,000 are represented by currently exercisable share purchase options.
(5)	Of these shares, 250,000 are represented by currently exercisable share purchase options.
(6)	Of these shares, 225,000 are represented by currently exercisable share purchase options.
(7)	Of these shares, 50,000 are represented by currently exercisable share purchase options.
(8)	Of these shares, 92,200 are represented by currently exercisable share purchase options.

Based on 73,444,710 shares outstanding as of 04/29/2015

Stock Options. The Board established the Option Plan to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any management company and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board, based on the recommendation of the Compensation Committee, may grant options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of Common Shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.	The number of Common Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the outstanding Common Shares.

2.

The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

	(a)	no Optionee can be granted options during a 12 month period to purchase more than

		(i)	5% of the issued Common Shares unless disinterested Shareholder approval has been obtained (such approval has not been sought), or

(ii)	2% of the issued Common Shares, if the Optionee is a consultant, and

(b)	the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested Shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, shall not result, at any time, in

	(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of Common Shares totaling in excess of 5% of the outstanding Common Shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per Common Share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Company, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the Exchange, may authorize all unvested options to vest immediately. If there is a potential “change of control” of the Company due to a take-over bid being made for the Company or a similar event, all unvested options, subject to obtaining any required approval from the Exchange, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management Company and within a period thereafter not exceeding the earlier of:

	(a)	the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant at the request of the Board or for the benefit of another director or officer to, the Company unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

	(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated “for cause”, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an “incentive stock option” under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Option Plan.

10.

Any amendments to outstanding stock options are subject to the approval of the TSX-V and NYSE MKT and, if required by either exchange or the Option Plan, of the Shareholders of the Company, possibly with only “disinterested Shareholders” being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of options (including the cancellation and re-issuance of options within a one year period so as to effectively reduce the exercise price) of options held by insiders of the Company. The amendment to an outstanding stock option will also require the consent of the Optionee.

11.

Any amendments to the Option Plan are subject to the approval of the TSX-V and NYSE MKT and, if required by either exchange or the Option Plan, of the Shareholders of the Company, possibly with only “disinterested Shareholders” being entitled to vote.

No options have been granted under the Option Plan which are subject to Shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Table No. 10
Stock Options Outstanding

	Number of
Name	Shares of	Exercise	Grant	Expiration
	Common	Price	Date	Date
	Stock

Officers/Directors:

David M. Cole	150,000	$1.20	04/25/2014	04/25/2019
	80,000	$1.94	08/22/2012	08/22/2017
	200,000	$2.80	07/19/2011	07/19/2016
	200,000	$2.18	05/07/2010	05/07/2015

Michael D. Winn	75,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017
	50,000	$2.80	07/19/2011	07/19/2016
	100,000	$2.18	05/07/2010	05/07/2015

Christina Cepeliauskas	55,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017
	75,000	$2.80	07/19/2011	07/19/2016
	75,000	$2.18	05/07/2010	05/07/2015

Brian E. Bayley	50,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017
	50,000	$2.80	07/19/2011	07/19/2016
	75,000	$2.18	05/07/2010	05/07/2015

Brian K. Levet	50,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017
	150,000	$2.91	03/18/2011	03/18/2016

George K. C. Lim	50,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017
	50,000	$2.80	07/19/2011	07/19/2016
	75,000	$2.18	05/07/2010	05/07/2015

Larry Okada	50,000	$1.20	04/25/2014	04/25/2019

Valerie Barlow	24,000	$1.20	04/25/2014	04/25/2019
	20,000	$1.94	08/22/2012	08/22/2017
	30,000	$2.80	07/19/2011	07/19/2016
	18,200	$2.21	09/02/2010	09/02/2015

Consultants/Employees	60,000	$0.87	12/22/2014	12/22/2019

17,500	$0.88	06/26/2014	06/26/2019
969,000	$1.20	04/25/2014	04/25/2019
67,000	$2.44	10/16/2012	10/16/2017
601,500	$1.94	08/22/2012	08/22/2017
80,000	$1.96	07/05/2012	07/5/2017
20,000	$2.10	12/11/2011	12/11/2016
40,000	$2.70	09/09/2011	09/09/2016
10,000	$2.70	08/03/2011	08/03/2016
763,000	$2.80	07/19/2011	07/19/2016
50,000	$3.21	02/01/2011	02/01/2016
177,500	$2.51	11/10/2010	11/10/2015
20,000	$2.21	09/02/2010	09/02/2015
23,000	$2.05	06/07/2010	06/07/2015
392,500	$2.18	05/07/2010	05/07/2015

Total Officers/Directors	2,002,200
Total Employees/Consultants	3,291,000
Total Officers/Directors/Etc.	5,293,200

Stock Grant Program.

The Board created the Incentive Stock Grant Program for the benefit of the officers and directors of the Company in 2010, and expanded the Program in 2011. The grants have a two-year vesting period.

The purpose of the Stock Grant Program is as follows. Firstly, to reward and provide an incentive to such persons for the ongoing efforts towards the continuing successes and goals of the Company as many of its successes directly result from their very significant efforts. Secondly, to provide such persons with a long-term incentive to remain with the Company. Finally, from time to time, the Company may provide additional compensation in the form of stock grants as part of annual salaries.

The Stock Grant Program provides that, following the approval of the independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two year period – on the date of grant, and on the first and second anniversaries of the initial grant. None of the 300,000 Common Shares not awarded in one year can be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Company before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary (with the exception of historical stock grants to Mr. Michael Winn, who shall receive the Common Shares even if he ceases to the be director).

The actual number of Common Shares awarded in each year is that number recommended and approved by the independent members of the Compensation Committee or independent directors of the Company.

In addition to the Stock Grant Program, the Compensation Committee can recommend the Board approve the issuance of up to 700,000 Common Shares to certain officers and directors of the Company as performance based discretionary bonuses. The purposes of the bonuses are to reward these individuals for their extraordinary efforts and to provide them with a long term incentive to remain with the Company. Any such share grants are subject to the approval of by the TSX-V and NYSE MKT and, if required by either exchange, the independent Shareholders of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company is aware of one person who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of 04/30/2015, persons and/or companies holding 5% or more beneficial interest in the Common Shares.

5% or Greater Shareholders

		Amount and Nature of
Title of Class	Name of Owner	Beneficial Ownership	Percent of Class

Common	Paul H. Stephens	7,761,647	10.6%

Based on shares outstanding as of 04/29/2015.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On 04/29/2015, the Company’s shareholders’ list showed 73,444,710 common shares outstanding and 327 registered shareholders. The Company has researched the indirect holdings by depository institutions and other financial institutions estimates that there are: 20 holders of record" resident in Canada representing 35,314,429 Common Shares, 190 “holders of record" resident in the USA representing 37,740,422 Common Shares, and 27 “holders of record” resident internationally representing 389,859 Common Shares.

The Company is a foreign private issuer for its current fiscal year. As of the last business day of the Company’s second fiscal quarter, the majority of the Company’s executive officers and directors are not US citizens or residents, the majority of the Company’s assets are not in the United States, and the Company is administered principally in Canada. The Company’s major shareholders in common shares have the same voting rights as other holders of common shares. The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the Company which may result in a change of control of the Company.

7.A.3. Control of the Company

The Company is a publicly owned Canadian Company, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A., “History and Growth of the Company”, and ITEM 6.E., “Share Ownership”.

7.A.4. Change of Control of Company Arrangements.

--- No Disclosure Necessary ---

7.B. Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

For the year ended December 31, 2014

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors*	168,496	183,513	352,009
Seabord Services Corp.**	418,800		418,800
Total	$1,469,832	$487,004	$1,956,836

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
Management	$881,120	$374,120	$1,255,240
Outside directors*	175,798	35,223	211,021
Seabord Services Corp.**	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

		Share-based
For the year ended December 31, 2012	Salary or Fees	Payments	Total
Management	$742,003	$940,920	$1,682,923
Outside directors*	102,000	306,159	408,159
Seabord Services Corp.**	477,600	-	477,600
Total	$1,321,603	$1,247,079	$2,568,682

* Directors fees include $60,000 per annum paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

** Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2014 $29,612 was owed to senior management and directors for fees for services.

Other than as disclosed above, there have been no transactions since 12/31/2014, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Other Related Party Transactions

Other than as disclosed above, there have been no transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company giving them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; and (e) enterprises substantially owned or controlled, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

7.C. Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Davidson and Company, LLP, Independent Registered Public Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal Year 2014, 2013 and 2012 Ended December 31st.

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

There have been no significant changes to the Company’s financial condition since the end of the fiscal year.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

Eurasian was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX-V listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act.

The Common Shares began trading on the TSX-V on November 23, 2003 and the Common Shares began trading on the NYSE MKT on January 30, 2012.

Table No. 13 lists the high and low sales prices on the TSX-V for: the last six months; for the two most recent full financial years and subsequent period, each full financial quarter; and the last five fiscal years.

Table No. 13
TSX Venture Exchange Common Shares Trading Activity
- Sales -

		NYSE MKT		TSX-V
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
Prior fiscal years
Year ended	December 31, 2014	$ 1.23	$ 0.63	$ 1.93	$ 0.90
Year ended	December 31, 2013	$ 2.20	$ 0.78	$ 2.15	$ 0.86
Year ended	December 31, 2012	$ 2.88	$ 1.61	$ 2.75	$ 1.66
Year ended	December 31, 2011	N/A	N/A	$ 3.88	$ 1.66
Year ended	December 31, 2010	N/A	N/A	$ 3.48	$ 1.67

Prior Quarters
Quarter ended	Q1 - March 31, 2015	$ 0.81	$ 0.67	$0.97	$ 0.83
Quarter ended	Q4 - December 31, 2014	$ 0.89	$ 0.64	$ 0.98	$ 0.70

Quarter ended	Q3 - September 30, 2014	$ 0.82	$ 0.63	$ 0.88	$ 0.68
Quarter ended	Q2 - June 30, 2014	$ 1.08	$ 0.65	$ 1.19	$ 0.74
Quarter ended	Q1 - March 31, 2014	$ 1.23	$ 0.96	$1.325	$ 1.05
Quarter ended	Q4 - December 31, 2013	$ 1.30	$ 0.78	$ 1.30	$ 0.86
Quarter ended	Q3 - September 30, 2013	$ 1.50	$ 1.18	$ 1.56	$ 1.21
Quarter ended	Q2 - June 30, 2013	$ 2.08	$ 1.05	$ 2.10	$ 1.02
Quarter ended	Q1 - March 31, 2013	$ 2.20	$ 1.86	$ 2.15	$ 1.90

Last 6 months
Month ended	March 31, 2015	$ 0.78	$ 0.67	$ 0.94	$ 0.85
Month ended	February 28, 2015	$ 0.79	$ 0.70	$ 0.97	$ 0.85
Month ended	January 31, 2015	$ 0.81	$ 0.71	$ 0.97	$ 0.83
Month ended	December 31, 2014	$ 0.84	$ 0.69	$ 0.95	$ 0.87
Month ended	November 30, 2014	$ 0.89	$ 0.64	$ 0.98	$ 0.70
Month ended	October 31, 2014	$ 0.80	$ 0.65	$ 0.89	$ 0.72

The closing price of the Common Shares as reported by the TSX-V on December 31, 2014 was Cdn$0.88. The closing price of the Common Shares as reported by the NYSE MKT on December 31, 2014 was US$0.76.

9.C. Stock Exchanges Identified

Refer to ITEM 9.A.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association

New British Columbia Corporations Act

Background

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the “New Act”) replaced the previous Company Act (British Columbia) (the “Old Act”). As a consequence, all British Columbia companies are now governed by the New Act. The New Act is intended to modernize and streamline company law in British Columbia.

Objects and Purposes

The Articles of Eurasian place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,
Part 17 of the Articles

17.1         A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and the extent provided in the Business Corporations Act.

17.2         A director who holds a disclosable interest in a contract into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3         A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4         A director of senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5         A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to their office of director for a period and on the terms (as to remuneration or otherwise)that the directors may determine.

17.6         No director or intended director is disqualified by their office from contracting with the Company either with regard to the holding or any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7         A director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8         A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and the director or officer is not accountable to the Company for any remuneration or other benefits received by them as director, officer or employee of, or from their interest in, such other person.

Powers and Duties of Directors
Part 16 of the Articles

16.1         The directors must, subject to the Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by the Articles, required to be exercised by the shareholders of the Company.

16.2         The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends)and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the director to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

Borrowing Powers of Directors,
Part 8 of the Articles

8.1.	The directors, if authorized by the directors, may:

(1) borrow money in such manner and amount, on the security, from the sources and upon the terms and conditions as they consider appropriate;

(2)         issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other persons or the performance of any obligation of any other person; and

(4)         mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Remuneration of Directors
Part 13 of the Articles

13.5         The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If they so decide, the remuneration, if any, of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer of employee of the Company as such, who is also a director.

13.6         The Company must reimburse each director for the reasonable expenses they may incur in and about the business of the Company.

13.7         If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, they may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that they may be entitled to receive.

13.8         Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to their spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors
Part 13 of the Articles

13.4        . A director is not required to hold a share in the capital of the Company as qualification for their office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

Dividend Rights
Part 22 of the Articles

22.2         The directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

Special Rights and Restrictions
Part 9 and 10 of the Articles

9.2         The Company may by ordinary resolution:

(1)         create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, unless any of those shares have been issued in which case the Company may do so only be special resolution; or

(2)         vary or delete any special rights or restrictions attached to the shares of any class or series of shares, unless any of those shares have been issued in which case the Company may do so only be ordinary resolution.

Rules pertaining to annual general and special general meetings of shareholders are described in Sections Ten of the Company’s Articles. These rules are summarized as follows:

10.1         The Company must, unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, hold its first annual general meeting following incorporation, amalgamation or continuation within 18 months after the date on which it was incorporated or otherwise created and recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors; and

10.2         If all the shareholders entitled to vote at an annual general meeting consent by unanimous resolution under the Business Corporations Act to all of the business required to be transacted at that annual general meeting, the meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3         The directors may, whenever they think fit, call a meeting of shareholders to be held in British Columbia, Calgary, Alberta or Toronto, Ontario or at such other location as may be approved by the Registrar of Companies at such time and place as may be determined by the directors.

10.4         The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided by these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been give or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.5         The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, it is 5:00 p.m. on the business day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6         The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7         The accidental omission to send notice of any meetings to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of such meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8         If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)         state the general nature of the special business; and

(2)         if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)         at the Company’ records office, or at such other reasonably accessible location in British Columbia as is specified in such notice; and

(b)         during statutory business hours o any one or more specified days before the day set for the holding of the meeting.

Proceedings at Meetings of Shareholders
Part 11 of the Articles

11.1         At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

	(a)	business relating to the conduct or voting at the meeting;
	(b)	consideration of any financial statements of the Company presented to the meeting;
	(c)	consideration of any reports of the directors or auditor;
	(d)	the setting or changing of the number of directors;
	(e)	the election or appointment of directors;
	(f)	the appointment of an auditor;
	(g)	the setting of the remuneration of the auditor;
	(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and
(i)

any other business under which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2         The majority of votes required for the Company to pass a special resolution at a meeting of shareholders are two-thirds of the votes cast on the resolution.

11.3         Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders present in person or represented by proxy.

11.4         If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum of one person who is, or who represents by proxy, that shareholder; and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5         The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6         No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7         If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8         If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9         The following individuals are entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the first of the following individuals to agree to act as chair: the president, if any.

11.10      If, at any meeting of shareholders, the chair of the board or president are not present within 15 minutes after the time set for holding the meeting, or if the chair of the board an the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, one of the chief executive officer, the chief financial officer, a vice-president, the secretary or the Company’s legal counsel may act as chair of the meeting and, failing them, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose of if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person at the meeting to chair the meeting.

11.11      The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12      It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at any adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13      Every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14      The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered into the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favor of or against the resolution.

11.15      No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16      In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17      Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18      A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19      In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and their determination made in good faith is final and conclusive.

11.20      On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21      No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22      The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll had been demanded.

11.23      The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting at its records office, and, during that period, makes them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

Votes of Shareholders
Part 12 of the Articles

12.1        Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by a show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Other Issues

Neither the Company’s articles nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares. Neither the Company’s articles nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C. Material Contracts

(a)

Registrar and Transfer Agency Agreement between the Company and Montreal Trust Company dated August 12, 1996 appointing Montreal Trust as the Company’s registrar and the provision of transfer agency services for the Common Shares.(1)

(b)

Assignment of Agencies Agreement among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada dated January 26, 2001 appointing Computershare as the Company’s registrar and transfer agent for the Common Shares.(1)

(c)	Listing Agreement dated January 3, 2012 with the TSX-V, pursuant to which the Common Shares are listed and traded on the Exchange.(1)

(d)	Listing Agreement dated January 17, 2012 with the NYSE MKT, pursuant to which the Common Shares are listed and traded on the NYSE MKT.(1)

(e)

Services Agreement between the Company and Seabord Services Corp. dated February 1, 2014 in respect of Seabord providing various consulting, administrative, accounting, management and related services.(2)

	(1)	Filed as an exhibit on Form 40-F Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934 in January 2012.

	(2)	Filed as an exhibit on Form 20F Annual Report pursuant to Section 12 of the Securities Exchange Act of 1934 in 2014.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians - There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a Company, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a Company that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a Company the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign Company, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was a passive foreign investment company as at December 31, 2011.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public Company will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic Company ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic Company that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign Company, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was a passive foreign investment company for the taxable year ended 12/31/2014.

10.F. Dividends and Paying Agents

 --- No Disclosure Necessary ---

10.G. Statement by Experts

--- No Disclosure Necessary ---

10.H. Documents on Display

Copies of the documents referenced in this annual report are available at the Company’s office located at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $104,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

--- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2014. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP. The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements. Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that Messrs. Lim, Bayley and Okada qualify as financial experts (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act), are financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide), and are independent (as determined under U.S. Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

ITEM 16B. CODE OF ETHICS

The Board of Directors of the Company has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems. To facilitate meeting this responsibility, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has:

  adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants and a written Code of Business Conduct and Ethics for Chief Executive Officer and Senior Financial Officers.
  established a whistleblower policy which details complaint procedures for financial concerns.

Copies of the Code are available without charge to any person upon request from the Company’s Chief Financial Officer at http://www.eurasianminerals.com/s/governance.asp?ReportID=619295 or at Eurasian’s headquarters at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees	Tax Fees (3)	All Other Fees
		(2)
December 31, 2014	$110,160	41,820	0	0
December 31, 2013	$141,372	102,000	0	0

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column. These fees are related to the auditor’s reviews of the Company’s Form 20F and the Company’s first quarter interim financial statements in relation to the compliance and conversion to International Financial Reporting Standards.

(3)	The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning.

The audit committee has established policies and procedures that are intended to control the services provided by the Company’s external auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the auditors, unless the engagement is specifically approved by the audit committee or the services are included within a category which has been pre-approved by the audit committee. The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

---Not Applicable---

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

---Not Applicable---

ITEM 16G. CORPORATE GOVERNANCE

The Common Shares are listed on the NYSE MKT and the TSX-V. Under the rules of the NYSE MKT, listed companies are generally required to have a majority of their Board of Directors independent as defined by the MYSE MKT Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 6 directors, of which 4 are considered to be independent.

Other than in the composition of the Board of Directors as described above, in the opinion of management the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE MKT.

ITEM 16H. MINE SAFETY DISCLOSURE

---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson and Company LLP, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Statements of Financial Position at 12/31/2014, 12/31/2013, and 12/31/2012.
Consolidated Statements of Comprehensive Loss for the years ended 12/31/2014, 12/31/2013, and 12/31/2012.
Consolidated Statements of Cash Flows for the years ended 12/31/2014, 12/31/2013, and 12/31/2012.
Consolidated Statements of Shareholders Equity for the years ended 12/31/2014, 12/31/2013, and 12/31/2012

Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. EXHIBITS

1.	Articles of the Company – filed on Exhibit of Form 6-K dated July 15, 2014

2.	Material Contracts:

(a)

Registrar and Transfer Agency Agreement between the Company and Montreal Trust Company dated August 12, 1996 appointing Montreal Trust as the Company’s registrar and the provision of transfer agency services for the Common Shares.(1)

(b)

Assignment of Agencies Agreement among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada dated January 26, 2001 appointing Computershare as the Company’s registrar and transfer agent for the Common Shares.(1)

	(c)	Listing Agreement dated January 3, 2012 with the TSX-V, pursuant to which the Common Shares are listed and traded on the Exchange.(1)

	(d)	Listing Agreement dated January 17, 2012 with the NYSE MKT, pursuant to which the Common Shares are listed and traded on the NYSE MKT.(1)

(e)

Services Agreement between the Company and Seabord Services Corp. dated February 1, 2014 in respect of Seabord providing various consulting, administrative, accounting, management and related services.(2)

		(1)	Filed as an exhibit on Form 40F Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934 in January 2012.

		(2)	Filed as an exhibit on this Form 20F Annual Report pursuant to Section 12 of the Securities Exchange Act of 1934.

3.	List of Foreign Patents – N/A

4.	Calculation of earnings per share – N/A

5.	Explanation of calculation of ratios – N/A

6.	List of Subsidiaries:

095756 BC Ltd.
Incorporated December 13, 2012
Owned 100% by Eurasian Minerals Inc.
Suite 704 – 595 Howe Street
Vancouver, BC V6C 2T5
Canada
Phone:              604-687-5792
Fax:                    604-687-6650

EMX (USA) Services Corp.
Incorporated June 10, 2010
Owned 100% by Eurasian Minerals Inc.
C/O Empire Stock Transfer Inc.
1859 Whitney Mesa Drive
Henderson, NV 89014
United States of America
Phone:              701-818-5898
Fax:                    701-974-1444

Bullion Monarch Mining, Inc.
Incorporated March 19, 2007
Owned 100% by Eurasian Minerals Inc.
C/O Dorsey and Whitney LLP
136 S Main Street, Suite 1000
Salt Lake City, UT 84101
United States of America
Phone:              801-933-7360
Fax:                    801-933-7373

Bronco Creek Exploration Inc.
Incorporated June 12, 2002
Owned 100% by Eurasian Minerals Inc.
1815 E. Winsett Street
Tucson, AZ 85719-6547
United States of America
Phone:              520-624-4153
Fax:                    520-624-4192

7.        Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

8.        Other documents:

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
99.2	Consent of Eric Jensen
99.3	Consent of Michael Sheehan
99.4	Consent of Chris Spurway
99.5	Consent of Dean Turner
99.6	Seabord Agreement

EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2014, 2013, and 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

April 29, 2015

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	December 31, 2014	December 31, 2013

Current
Cash and cash equivalents (Note 4)	$6,450,308	$12,683,069
Investments (Note 5)	743,786	1,229,085
Receivables (Note 6)	838,837	1,576,535
Prepaid expenses	52,209	113,256
Total current assets	8,085,140	15,601,945

Non-current
Restricted cash (Note 7)	230,144	528,945
Property and equipment (Note 8)	751,229	1,185,414
Investment in associated companies (Note 9)	4,072,737	3,960,650
Strategic investments (Note 5)	299,524	200,000
Exploration and evaluation assets (Note 10)	2,379,886	3,031,368
Royalty interest (Note 3 and 11)	29,327,960	35,063,725
Reclamation bonds (Note 12)	823,447	770,894
Goodwill (Note 3 and 13)	8,217,542	9,625,795
Othe rassets	104,484	104,484
Total non-current assets	46,206,953	54,471,275

TOTAL ASSETS	$54,292,093	$70,073,220

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 14)	$559,049	$649,843
Advances from joint venture partners (Note 15)	429,175	734,103
Total current liabilities	988,224	1,383,946

Non-current
Deferred income tax liability (Note 18)	8,217,542	10,710,552

TOTAL LIABILITIES	9,205,766	12,094,498

SHAREHOLDERS' EQUITY
Capital stock (Note 16)	116,766,102	116,151,675
Commitment to issue shares (Note 16)	306,999	544,877
Reserves	15,443,247	11,264,150
Deficit	(87,430,021)	(69,981,980)
TOTAL SHAREHOLDERS' EQUITY	45,086,327	57,978,722

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,292,093	$70,073,220

Nature of operations (Note 1)

Approved on behalf of the Board of Directors on April 29, 2015

Signed: “David M Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012

ROYALTY INCOME	$2,247,334	$3,102,888	$1,750,975
Cos t ofsales
Gold tax	(110,653)	(140,203)	(88,532)
Depletion (Note 11)	(1,334,845)	(1,681,688)	(1,125,408)
Net royalty income	801,836	1,280,997	537,035

EXPLORATION EXPENDITURES (Note 10)	6,866,714	9,616,402	13,488,306
Less:recoveries	(2,878,346)	(5,797,295)	(5,158,105)
Net exploration expenditures	3,988,368	3,819,107	8,330,201

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	926,095	982,239	1,258,292
Depreciation (Note 8)	139,806	129,104	85,643
Investor relations and shareholder information	292,017	310,203	433,243
Professional fees	457,963	533,519	764,914
Salaries and consultants	2,190,916	2,243,032	3,123,266
Share-based payments (Note 16)	1,030,411	527,495	2,799,609
Transfer agent and filing fees	100,512	118,770	348,079
Travel	357,367	298,376	580,150
Total general and administrative expenses	5,495,087	5,142,738	9,393,196

Loss from operations	(8,681,619)	(7,680,848)	(17,186,362)

Change in fair value of fair value throught profit or loss investments	(254,637)	(425,066)	(662,957)
Gain (loss) on sale of exploration and evaluation assets (Note 8)	(154,533)	205,940	(38,299)
Equity loss in associated companies (Note 9)	(1,086,649)	(2,093,823)	(1,144,407)
Foreign exchange (loss) gain	(335,208)	187,498	(138,143)
Realized loss on sale of investments	(19,049)	(51,114)	30,178
Interest income	83,829	173,896	360,791
Impairment of royalty interest (Note 11)	(7,371,765)	4,765,511)	( -
Write-off of exploration and evaluation assets (Note 10)	(707,567)	(1,780,890)	(1,362,723)
Write-off of other assets	-	(42,120)	-
Writedownofgoodwill (Note13)	(2,248,057)		- -
Transaction costs related to a business acquistion (Note 3)	-		- (940,591)
Option payments received	-		- 165,783
Loss onderecognition and sale of property and equipment	(29,257)		(103,519	) -

Loss before income taxes	(20,804,512)	(16,375,557)	(20,916,730)
IncomeTaxexpense	-	-	(276,918)
Deferred income tax recovery (Note 18)	3,356,471	2,392,945	291,595

Loss for the year	$(17,448,041)	$(13,982,612)	$(20,902,053)

Basic and diluted loss per share	$(0.24)	$(0.19)	$(0.35)

Weighted average number of common shares outstanding	73,154,139	72,509,793	59,990,386

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012
Loss for the year	$(17,448,041)	$(13,982,612)	$(20,902,053)
Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	(400,476)	(280,000)	-
Currency translation adjustment	3,585,937	2,574,406	400,475
Comprehensive loss for the year	$(14,262,580)	$(11,688,206)	$(20,501,578)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Cash flows from operating activities
Loss for the year	$(17,448,041)	$(13,982,612)	$(20,902,053)
Items not affecting operating activities:
Interest income received	(83,829)	(173,896)	(360,791)
Unrealized foreign exchange effect on cash and cash equivalents	159,158	(87,151)	53,368
Items not affecting cash:
Change in fair value of fair value through profit or loss investments	254,637	425,066	662,957
Commitment to issue bonus shares	376,549	641,357	2,198,031
Bonus shares issued as performance bonuses	-	17,500	-
Share-based payments (Note 16)	857,936	-	-
Deferred income taxr ecovery	(3,356,471)	(2,392,945)	(291,595)
Income tax expense	-	-	276,918
Depreciation (Not e8)	187,714	262,557	203,121
Depletion (Note 11)	1,334,845	1,681,688	1,125,408
Impairment of royalty interest (Note 11)	7,371,765	4,765,511	-
Fair value of stock options granted	-	-	1,464,293
Write down of goodwill (Note 13)	2,248,057	-	-
Realized loss on sale of investments	19,049	51,114	(30,178)
Loss on derecognition and sale o fproperty and equipment	29,257	103,519	-
Derecognition of property and equipment on sale of exploration and evaluation assets	137,751	-	-
Equity loss in associated companies (Note 9)	1,086,649	2,093,823	1,144,407
Loss on sale of foreign licenses and permits	-	-	38,299
Write-off of exploration and evaluation assets (Note 10)	707,567	1,780,890	1,362,723
Write-off of other assets	-	42,120	-
Unrealized foreign exchange (gain) loss	641,110	146,117	19,692
Shares received from joint venture partners included in exploration recoveries	(33,000)	(272,550)	(41,467)
Changes in non-cash working capital items:
Receivables (Note 6)	737,698	(544,477)	67,870
Prepaid expenses	61,047	91,235	82,750
Accounts payable and accrued liabilities (Note 14)	(90,794)	(954,534)	(60,898)
Income taxes payable	-	-	(48,833)
Advances from joint venture partners (Note 15)	19,402	519,781	(1,333,550)
Total cash used in operating activities	(4,781,944)	(5,785,887)	(14,369,528)
Cashflows from investing activities
Acquisition of exploration and evaluation assets, net option payments received	(56,085)	101,185	(128,146)
Acquisition of Bullion Monarch	-	-	(4,279,433)
Cash acquired in acquisition of Bullion Monarch (Note 4)	-	-	318,378
Interest received on cash and cash equivalents	83,829	173,896	360,791
Proceeds from saleof other assets	-	12,458	-
Purchase and sale of fair value through profit and loss investments, net	242,252	195,559	(1,201,287)
Purchase of available-for-sale financial instruments	(500,000)	(480,000)	-
Purchase of investments in associated companies	(1,063,036)	(2,774,570)	(2,061,551)
Purchase of royalty interest	-	(200,000)	-
Restricted cash	(25,529)	(451,426)	78,473
Purchase and sale of property and equipment, net	79,463	25,492	(1,236,022)
Reclamation bonds	(52,553)	(282,372)	(48,957)
Total cash provided used in investing activities	(1,291,659)	(3,679,778)	(8,197,754)
Cash flows from financing activities
Proceeds fromoptions exercised	-	361,600	1,049,670
Proceeds from warrants exercised	-	-	1,898,995
Total cash provided by financing activities	-	361,600	2,948,665
Effec tof exchange rate changes on cash and cash equivalents	(159,158)	87,151	(53,368)
Change in cash and cash equivalents	(6,232,761)	(9,016,914)	(19,671,985)
Cash and cash equivalents, beginning	12,683,069	21,699,983	41,371,968
Cash and cash equivalents, ending	$6,450,308	$12,683,069	$21,699,983

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balanceas at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	$(69,981,980)	$57,978,722
Shares issued as bonus shares	391,501	614,427	(614,427)	-	-	-	-
Commitment to issue shares	-	-	376,549	-	-	-	376,549
Equity investment share-based payments	-	-	-	135,700	-	-	135,700
Share-based payments	-	-	-	857,936	-	-	857,936
Foreign currency translation adjustment	-	-	-	-	3,585,937	-	3,585,937
Change in fair value of financial instruments	-	-	-	-	(400,476)	-	(400,476)
Loss for the year	-	-	-	-	-	(17,448,041)	(17,448,041)
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	$(55,999,368)	$68,368,669
Shares issued as bonus shares	563,337	1,193,672	(1,193,672)	-	-	-	-
Shares issued on exercise of stock options	355,000	361,600	-	-	-	-	361,600
Share-based payments	10,000	17,500	-	-	-	-	17,500
Reclassification of fair value of options exercised	-	164,902	-	(164,902)	-	-	-
Commitment to issue shares	-	-	641,357	-	-	-	641,357
Equity investment share-based payments	-	-	-	277,802	-	-	277,802
Foreign currency translation adjustment	-	-	-	-	2,574,406	-	2,574,406
Change in fair value of financial instruments	-	-	-	-	(280,000)	-	(280,000)
Loss for the year	-	-	-	-	-	(13,982,612)	(13,982,612)
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	$(69,981,980)	$57,978,722

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333
Shares issued on acquisition of Bullion Monarch	17,712,189	32,059,062	-	-	-	-	32,059,062
Warrants issued for Bullion warrants	-	-	-	102,653	-	-	102,653
Shares issued as bonus shares	813,670	1,596,483	(1,556,614)	-	-	-	39,869
Shares issued on exercise of stock options	639,000	1,049,670	-	-	-	-	1,049,670
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	1,898,995
Shares issued on acquisition of exploration and evaluation assets	62,398	128,122	-	-	-	-	128,122
Share-based payments	-	-	-	1,464,293	-	-	1,464,293
Reclassification of fair value of options exercised	-	559,653	-	(559,653)	-	-	-
Commitment to issue shares	-	-	2,158,161	-	-	-	2,158,161
Equity investment share-based payments	-	-	-	190,089	-	-	190,089
Foreign currency translation adjustment	-	-	-	-	400,475	-	400,475
Loss for the year	-	-	-	-	-	(20,902,053)	(20,902,053)

Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	$(55,999,368)	$68,368,669

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed an Agreement and Plan of Acquisition with Bullion Monarch Mining, Inc. (“Bullion”) whereby the Company acquired 100% of the issued and outstanding shares of Bullion (Note 3).

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. (Note 3), the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or available for sale, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Australia Pty Ltd	Australia	100%

Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred for the acquisition of a business is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity. Total comprehensive income is attributed to non-controlling interest even if this results in the non-controlling interest having a deficit balance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of loss.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Business Combinations (Continued)

The Company has made an earlier election in terms of IFRS 1 to apply the requirements of IFRS 3 (Revised) – Business Combinations to all business combinations with effective dates on or after April 1, 2010. The classification and accounting treatment of business combinations with effective dates prior to April 1, 2010 have not been considered.

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

(b)	Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments (Continued)

(c)	Available for sale financial assets

Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in profit or loss for the period.

(d)	Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets as loans and receivables and are accounted for at fair value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants held through investments are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash is classified as financial assets at FVTPL.

The Company classifies its receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

 Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

  Significant financial difficulty of the issuer or counterparty;
  Default or delinquency in interest or principal payments; or,
  It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, that are assessed not to be impaired individually, are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of FVTPL marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, subsequent development expenditures on the property will be capitalized.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Exploration and evaluation assets and exploration expenditures (Continued)

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue. Royalty revenue is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the sale will flow to the entity and the costs incurred in respect of the transaction can be measured reliably. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the cost of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized over the remaining life of the mineral property, using proven and probable reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Property and equipment

Property and equipment is recorded at cost. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value. The Company has no known decommissioning liabilities as of December 31, 2014 and 2013.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock grants is measured on the earlier of the date at which the counterparty performance is complete, or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated whereby the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. For the years presented the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

New and amended IFRS pronouncements effective January 1, 2014

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IAS 32 Financial Instruments: Presentation (“Amended IAS 32”) was amended by the IASB in December 2011. The amendment clarifies that an entity has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The adoption of Amended IAS 32 did not have a significant impact on the Company’s consolidated financial statements.

IAS 36 Impairment of Assets (“Amended IAS 36”) was amended by the IASB in May 2013. The amendments require the disclosure of the recoverable amount of impaired assets when an impairment loss has been recognized or reversed during the period and additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The adoption of Amended IAS 36 did not have a significant impact on the Company’s consolidated financial statements.

IFRIC 21 Levies (“IFRIC 21”), an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments was issued by the IASB in May 2013. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective prospectively for annual periods commencing on or after January 1, 2014. The adoption of IFRIC 21 did not result in an adjustment to the Company’s consolidated financial statements.

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. The IASB has determined that the revised effective date for IFRS 9 will be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)    Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)    Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)    Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)    Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties (Continued)

d)    Taxation (Continued)

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

3. ACQUISITION OF BULLION MONARCH MINING, INC.

On February 7, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. signed an Agreement and Plan of Merger (the “Acquisition”) with Bullion Monarch Mining, Inc. (“Bullion”) whereby the Company agreed to acquire 100% of the issued and outstanding shares of Bullion in consideration for 0.45 of each of the Company’s common shares and US$0.11 in cash for each Bullion common share issued and outstanding. In addition, outstanding Bullion warrants have been replaced by Eurasian warrants exercisable upon the same terms and conditions as under the applicable agreement, except that each replacement warrant shall be exercisable for 0.45 of each of Eurasian’s common shares and US$0.11 in cash in lieu of one Bullion common share.

On August 17, 2012, the acquisition of Bullion was completed following approval by Bullion shareholders at a special meeting held on the same day.

The transaction has been accounted for as a business combination in accordance with IFRS 3, Business Combinations. As per IFRS 3, the Company has recognized, separately from goodwill, identifiable assets acquired, and liabilities assumed in Bullion at their fair values on the acquisition date. Accordingly, the Company has determined certain fair value adjustments for the assets and liabilities of Bullion as of August 17, 2012, the closing date of the Acquisition. Furthermore, to reflect the fair value increment of $39,536,000 (US$40,000,000) to the royalty property held by Bullion which generates royalty income, the Company engaged an independent valuator to estimate the fair value of the royalty generating property. The independent valuator applied the discounted cash flow model and estimated the fair value of the royalty income stream at $39,536,000. Consequently, the assets and liabilities in the Bullion purchase price allocation are based on their estimated fair value as shown below.

Goodwill represents the excess of the purchase price over the estimated fair value of assets acquired and liabilities assumed of Bullion. The Goodwill is not deductible for tax purposes. The deferred tax liabilities are recognized primarily due to temporary differences between the accounting value and tax basis of the royalty property assets that may result in potential taxable amounts in future years. Subsequent to the closing of the Acquisition, the deferred income tax liabilities will be adjusted in the period of enactment for the effect of an enacted change in tax laws or rates. The effect, which could be significant, will be included in profit or loss from operations.

The aggregate amount of the total acquisition consideration is $36,441,148, determined by taking into account the issuance of the Company’s 17,712,289 common shares valued at $32,059,062, the obligation for 1,125,000 warrants valued at $102,653 to replace Bullion’s outstanding warrants and the payment of $4,279,433.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

3. ACQUISITION OF BULLION MONARCH MINING, INC. (Continued)

The following summarizes the consideration transferred and the recognized amounts of assets acquired and liabilities assumed at the acquisition date.

Purchase Price:
Issuance of 17,712,189 Eurasian common shares in exchange for 39,360,518 Bullion common shares	$32,059,062
Fair value of additional obligation for 1,125,000 replacement warrants	102,653
Cash payment for 39,360,518 Bullion common shares	4,279,433
Total purchase price	$36,441,148

Purchase Price Allocation:
Cash and cash equivalents	$318,378
Receivables	541,226
Prepaid expenses	167,879
Investments	36,627
Property, plant and equipment, net	258,637
Royalty property	39,536,000
Goodwill	8,896,705
Accounts payable	(734,290)
Deferred income taxl iabilities	(12,580,014)
Total purchase price	$36,441,148

The value of the Company’s common shares was calculated based on the issuance of the Company’s 17,712,189 common shares at a price per share of $1.81 which was the TSX Venture Exchange closing price of the Company’s common share on August 17, 2012, the closing date of the Acquisition.

The cash payment of $4,279,433 is based on cash consideration per share of US$0.11 for each of the 39,360,518 Bullion common shares outstanding immediately prior to the completion of the Acquisition.

The assumption and replacement of Bullion warrants is valued using the Black-Scholes option pricing model. The assumptions used in Black-Scholes option pricing model are as follows: share price of $1.81, adjusted exercise price of $2.39 less the warrant cash consideration of US$0.11, dividend yield of 0%, expected life of 0.62 years, volatility of 44.66% and risk-free interest rate of 1.21%. Volatility of 44.66% represents the historical volatility that the Company has used to value similar equity instruments. The fair value of the 1,125,000 replacement warrants is based on Bullion’s outstanding 2,500,000 warrants adjusted by a factor of 0.45 of each of the Company’s common share per Bullion warrant.

4. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits with maturities less than 90 days.

	December 31, 2014	December 31, 2013

Cash	$3,311,196	$3,519,309

Short-term deposits	3,139,112	9,163,760

Total	$6,450,308	$12,683,069

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

5. INVESTMENTS

At December 31, 2014, the Company had the following investments:

		Accumulated
December 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

At December 31, 2013, the Company had the following investments:

		Accumulated
December 31, 2013	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,180,725	$(951,640)	$1,229,085
Available-for-sale
Marketable securities	480,000	(280,000)	200,000
Total investments	$2,660,725	$(1,231,640)	$1,429,085

6. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	December 31, 2014	December 31, 2013
Royalty income receivable	$142,864	$186,298
Refundable taxes	243,503	999,869
Recoverable exploration expenditures and advances	274,085	248,597
Other	178,385	141,771
Total	$838,837	$1,576,535

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	December 31, 2014	December 31, 2013
Canadian Dollars	$102,952	$81,384
US Dollars	588,829	1,329,075
Turkish Lira	133,440	140,412
Swedish Krona	12,574	22,418
Other	1,042	3,246
Total	$838,837	$1,576,535

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

7. RESTRICTED CASH

At December 31, 2014, the Company classified $230,144 (2013 - $528,945) as restricted cash. This amount is comprised of $148,334 (2013 - $148,334) held as collateral for its corporate credit cards, $50,960 (2013 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $30,850 (2013 - $329,651) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA, Haiti and Sweden.

8. PROPERTY AND EQUIPMENT

During the year ended December 31, 2014, 2013 and 2012, depreciation of $47,908 (2013 - $133,453; 2012 - $117,478) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2011	$87,132	$172,935	$102,980	$281,655	$-	$-	$644,702
Additions	31,846	56,175	42,924	196,135	615,302	552,277	1,494,659
Disposals and derecognition	(1,992)	(6,426)	(16,697)	(106,853)	-	-	(131,968)
As at December 31, 2012	$116,986	$222,684	$129,207	$370,937	$615,302	$552,277	$2,007,393
Additions	-	3,529	1,951	-	-	-	5,480
Disposals and derecognition	(25,273)	(48,861)	(125,135)	(62,049)	(42,859)	-	(304,177)
As at December 31, 2013	$91,713	$177,352	$6,023	$308,888	$572,443	$552,277	$1,708,696
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(224,237)	-	(137,751)	(361,988)
As at December 31, 2014	$91,713	$177,352	$6,023	$84,651	$572,443	$414,526	$1,346,708

Accumulated depreciation
As at December 31, 2011	$50,055	$100,064	$49,149	$144,533	$-	$-	$343,801
Additions	22,885	25,133	33,142	36,095	85,866	-	203,121
Disposals and derecognition	(1,524)	(6,426)	(16,697)	(91,864)	-	-	(116,511)
As at December 31, 2012	$71,416	$118,771	$65,594	$88,764	$85,866	$-	$430,411
Additions	25,718	32,119	8,295	79,628	116,797	-	262,557
Disposals and derecognition	(24,147)	(44,874)	(73,889)	(26,776)	-	-	(169,686)
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Additions	18,726	26,015	3,958	24,495	114,520	-	187,714
Disposals and derecognition	-	-	-	(115,517)	-	-	(115,517)
As at December 31, 2014	$91,713	$132,031	$3,958	$50,594	$317,183	$-	$595,479
Net book value
As at December 31, 2012	$45,570	$103,913	$63,613	$282,173	$529,436	$552,277	$1,576,982
As at Decembe r31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414
As at December 31, 2014	$-	$45,321	$2,065	$34,057	$255,260	$414,526	$751,229

During the year ended December 31, 2014, the Company sold certain exploration and evaluation assets for a net loss of $154,533. Included in this sale was land with a recorded value of $137,751.

9. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. At December 31, 2014, the Company’s investment in the joint venture was $Nil (2013 - $Nil; 2012 - $Nil). The Company’s share of the net loss of the joint venture for the years ended December 31, 2014 and 2013 was $Nil (share of net loss for 2012 - $81,171).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

9. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

The Company also has a 42.34% equity investment in IG Copper, LLC (“IGC”). At December 31, 2014, the Company has paid an aggregate of $7,892,345 towards its investment (2013 - $6,829,309; 2012 - $4,054,739).

At December 31, 2014, the Company’s investment less its share of accumulated equity losses was $4,072,737 (2013 - $3,960,650; 2012 - $3,002,101). The Company’s share of the net loss for the year ended December 31, 2014 was $1,086,649 (2013 - $2,093,823; 2012 - $1,063,236).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2014	Turkish Co	IGC
Aggregat eassets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Income (loss) for the period	(154,215)	(2,606,384)
The Company's ownership%	49.00%	42.34%
The Company's share of loss for the period	-	(1,086,649)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership%	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

As at December 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December31,2012	Turkish Co	IGC
Aggregate assets	$104,210	$4,954,888
Aggregate liabilities	(88,617)	(343,378)
Income (loss) for the year	(249,627)	(3,467,829)
The Company's ownership%	49.00%	30.66%
The Company's share of loss for the year	(81,171)	(1,063,236)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2014, 2013 and 2012, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2014	December 31, 2013	December 31, 2012
Asia Pacific	Various	$81,124	$81,124	$698,124
Haiti	Various	56,085	-	-
Sweden	Various	16,671	16,671	16,671
	Viad royalties	421,084	421,084	421,084
Turkey	Alankoy	153,960	153,960	153,960
	Golcuk Property	-	-	34,674
	Trab	78,587	78,587	78,587
United States	Cathedral Well, Nevada	-	-	419,300
of America	Jasper Canyon, Arizona	-	235,856	235,856
	Mineral Hill, Wyoming	-	-	262,062
	Red Hills, Arizona	-	-	314,475
	Richmond Mountain, Nevada	-	-	262,062
	Silver Bell, Arizona	-	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095	393,095

Total		$2,379,886	$3,031,368	$4,940,941

During the year ended December 31, 2014 the Company wrote-off previously capitalized acquisition costs of $707,567 which related to the Jasper Canyon and Silver Bell projects in the US. All claims for the Jasper Canyon and Silver Bell are in good standing and held by the Company, but Management has determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future.

During the year ended December 31, 2013 the Company wrote-off previously capitalized acquisition costs of $1,780,890 of which $1,104,389 related to the Cathedral Well, Mineral Hill, Red Hills, and Richmond Mountain projects in the US, $7,174 related to the Golcuk property in Turkey, and $642,992 related to the Koonenberry project in Australia.

During the year ended December 31, 2012 the Company wrote-off previously capitalized acquisition costs of $1,362,723 related to the Copper Springs, Mesa Well, and Middle Mountain projects in the US.

Geothermal Assets

In August 2013, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“SGL”), a private company, for US$200,000 (received), 50 common shares of SGL (received and valued at $Nil) amounting to a 5% ownership in SGL, and gross royalties from future geothermal energy production, resulting in a gain on sale of $205,940.

Asia Pacific (Australia) exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with four key license holders.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (Australia) exploration licenses (Continued)

Koonenberry - Perry & Armstrong

On December 7, 2009, the Company entered into an agreement, subsequently amended, to acquire a right to earn up to a 100% interest in an exploration license. To acquire its interest, the Company was required to provide consideration of A$100,000 (A$60,000 paid and A$40,000 in shares issued) and work commitments totaling A$350,000 (incurred) over a period of three years.

In April 2013, the Company earned its 100% ownership of the exploration license and the vendor’s interest has reverted to a 2% net smelter returns royalty (“NSR”).

The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

Koonenberry - Arastra

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd, and wholly owned subsidiary of Arastra Explorations Pty Ltd, to acquire a right to earn up to a 100% interest in four Exploration Licenses in consideration of A$50,000 cash (paid) and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (A$300,000 paid in cash and A$70,000 in shares issued) and satisfying work commitments of A$5,500,000 (A$1,300,000 incurred) over a period of five years. The Company had earned a 50% interest in the four Exploration Licenses.

By mutual agreement in September 2013, the venture agreement was terminated and the 50% interest earned by the Company was exchanged for a 100% ownership in one of the licenses (subject to a 2% NSR in favor of Arastra), and a 1% NSR against the other three licenses.

Koonenberry - Rockwell

The Company entered into an agreement on March 2, 2011 to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments totaling A$200,000 over two years through a combination of A$150,000 cash (paid), A$50,000 in shares (issued), and satisfying work commitments totaling A$1,100,000 ($600,000 incurred) over a three year period.

In October 2013 the agreement was terminated and the Company was granted a NSR of 0.5% in and over the tenement held by Rockwell Resources Pty Ltd.

Koonenberry - Bates

The Company entered into an agreement on May 14, 2010 to earn a 100% interest in two New South Wales exploration license applications. Under this agreement, the Company made a payment of A$15,000, and satisfied work commitments totaling A$170,000 over a two year period.

In April 2013, the Company earned its 100% ownership of the two exploration licenses and the vendor’s interest has reverted to a 2% NSR. The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Asia Pacific (Australia) exploration licenses (Continued)

In February 2014, the Company signed an exploration and option agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, giving NQM the right to acquire the Company’s Koonenberry exploration licenses in New South Wales, Australia. NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX retaining a 3% production royalty.

On November 15, 2012, the Company signed an option agreement to sell all of the issued share capital of EMX New Zealand (BVI) Inc. (“EMX-NZ”), a wholly owned subsidiary of the Company to Glass Earth Gold Limited (“GEG”) a TSX-V and New Zealand Alternative Exchange listed company. EMX-NZ is the owner of all of the issued share capital of Hauraki Gold Limited (“HGL”), a company incorporated in New Zealand and the registered holder of certain exploration permits in New Zealand. The purchase and sale agreement included an execution payment of US$85,567 (received) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold. On January 8, 2014, the Company notified GEG their intentions to terminate the agreement due to GEG’s default of certain terms of the agreement.

On November 13, 2014, the Company signed an option agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire HGL. The purchase and sale agreement included an execution payment of $100,000 ($50,000 received) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold.

Haiti exploration permits

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), have the right to establish specific exploration areas along the trend of Haiti’s Massif du Nord mineral belt. Newmont is funding and managing six joint venture Designated Projects (“DP’s”) across the exploration areas. The JV is waiting for approval of Research Permits by the Government of Haiti. The Company’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

In March 2013, the Haiti government placed the Mining Convention process on hold while its parliament began working on a new mining law. The Government deferred further consideration of the JV’s request for the Research Permits that would cover the six DP’s, and request for an extension of the Grand Bois Research Permit, while revisions to the mining law are pending. As a result, Newmont placed the JV’s on care and maintenance status. The Company considered the deferral of its request for an extension of the Grand Bois Research Permit to be a force majeure event and also placed its Grand Bois project on care and maintenance status.

Gezart, Kyrgyz Republic

On July 2012, the Company sold its wholly owned subsidiary, Altyn Minerals (BVI) Ltd, and its related Kyrgyz Republic subsidiaries, Altyn Minerals, LLC, and Montex for net proceeds of US$30,000 (received) and a 2.5% NSR. All related balances have been removed from the Company’s consolidated financial statements and a loss of $38,299 has been recorded on the sale.

Sweden licenses

The Company has certain exploration permits. There are no specific spending commitments on the Swedish licenses and permits.

On February 17, 2011, the Company entered into a Strategic Alliance and Earn-In Agreement (the “Strategic Alliance”) with Antofagasta Minerals S.A., (“Antofagasta”). The Strategic Alliance includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and an agreement to designate certain properties as a designated project (“DP”), with a right of Antofagasta to earn up to an undivided 70% interest therein. On February 17, 2013, the Strategic Alliance reached the end of its two year tenure. During the tenure of the Strategic Alliance, three DPs were generated and funded by Antofagasta. On March 3, 2014 Antofagasta advised the Company that they would be discontinuing further funding of the DPs. The Company now has no commitments or obligations pursuant to the Strategic Alliance.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed an agreement to joint venture the Sisorta gold project with Chesser Resources Ltd, (“Chesser”). Chesser earned a 51% interest in the JV by making payments of 3,000,000 common shares, US$300,000 cash and funding US$4,000,000 in exploration expenditures.

On April 2, 2012, the Company and Chesser executed an agreement to sell the Sisorta property to a privately owned Turkish company, Colakoglu Ticari Yatirim A.S. (“Colakoglu”). The agreement requires Colakoglu to make an up-front payment of 100 troy ounces of gold bullion or its cash equivalent ($80,216 received), and to undertake a US$500,000 work commitment over the first year. After the first year, Colakoglu can exercise an option to purchase the property for an additional 6,900 troy ounces of gold, or its cash equivalent, with the payments binding on exercise of the option, but staged over a period of four years after option exercise. A 2.5% NSR from any production on the property will also be received. As the Company has a 49% interest in Sisorta, its share of the above will comprise 3,381 troy ounces of gold bullion and a 1.225% NSR. Colakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. In March 2015, Chesser and the Company signed definitive agreements pursuant to which the Company would acquire all of Chesser’s interest in the Sisorta project.

Akarca Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company. Centerra may earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years (incurred) and making a payment of US$1,000,000 within 30 days of earn-in (not paid).

On October 29, 2012, the parties signed a Termination of Shareholders Agreement, and in return for relieving Centerra of certain exploration and payment obligations Eurasian regained 100% control of Akarca.

On June 30, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company.

The agreement requires Çolakoglu to make an up-front payment of US$250,000 (received). In order to exercise the option, Colakoglu must drill at least 5,000 meters by the end of the first year (completed), pay US$500,000 within 18 months (subsequently extended to 24 months upon payment of $100,000 of that amount) and, if the option is exercised, must pay a cumulative US$4,250,000 over a period of three years from the date of the agreement, must drill a cumulative 20,000 meters over a period of four years from the date of the agreement, and must produce a NI 43-101 compliant feasibility study between years 6.5 and 9.5. In addition, Colakoglu must deliver up to 18,000 troy ounces of gold under certain terms and conditions. The Company will retain a 3.5% NSR.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Dedeman Agreement - Aktutan

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic A.S. (“Dedeman”) for the sale of the Aktutan exploration property. Dedeman is required to make a US$40,000 (received) advance royalty payment to the Company prior to August 7, 2008, US$60,000 (received) prior to August 7, 2009 and US$100,000 (received) prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% NSR and can re-acquire the property if Dedeman decides to relinquish it. As of December 31, 2014, Dedeman is current with respect to their advance royalty payments.

Dedeman Agreement – Alankoy, Balya and Sofular

In November 2006, the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% NSR on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time. Dedeman is to make a US$100,000 advance royalty payment (received) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year (completed) and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% NSR and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license.

Dedeman also acquired the Sofular properties and the Company retains a 3% NSR on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them. Dedeman has the right to purchase the 3% NSR on Sofular at any time for US$1,000,000. In February 2015, Dedeman determined it would relinquish the Sofular properties, and the Company declined to re-acquire them.

Ferrite Agreement - Alankoy

On December 20, 2013, the Company signed an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, whereby Ferrite has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% NSR. To do so, Ferrite paid US$35,000 upon signing and must expend at least US$200,000 on exploration activities each year for the three years after June 3, 2014 (the Effective Date). In addition, Ferrite is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs) on each anniversary of the Effective Date. These will consist of 75 troy ounces of gold (or cash equivalent thereof) delivered on each of the first three anniversaries of the Effective Date, and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production. Ferrite is also to pay 500 troy ounces of gold (or the cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study.

Tumad Agreement - Trab-23

The Trab-23 property is located in northeast Turkey. In February 2013 Tumad Madencilik San.Ve TIC, A.S. (“Tumad”), executed an option agreement (the “Trab-23 Agreement”) to acquire Trab-23 from the Company. The Trab-23 Agreement provides an upfront transfer of the two licenses to Tumad, in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. The Trab-23 Agreement is contingent upon approval by Turkey’s General Directorate of Mining Affairs ("MIGEM") to combine the two licenses into a single exploitation license. This license combination and transfer occurred on September 11, 2014 (the “Transfer Date”). Provided that Tumad has made the payments and performed the work described in the Trab-23 Agreement, on or before September 11, 2017 Tumad may exercise its option to retain the property, and after such election, shall pay annual minimum royalties of US$100,000 commencing upon the first anniversary of such exercise. Upon production from the Trab-23 licenses, Tumad will pay the Company a 3% NSR royalty from production. The annual minimum royalties will be credited to 80% of the NSR royalty then payable.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses (Continued)

Golcuk Transfer and Royalty Agreement

On July 17, 2012, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

i)	500,000 PRL shares on the initial issuance date (received);

ii)	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date (received);

iii)	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date (received subsequent to year end); and,

iv)	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date.

In addition to the transfer of shares, Pasinex will pay annual minimum royalties of 50 troy ounces of gold on the fourth anniversary of the effective date of the agreement, and 75 troy ounces of gold on the fifth anniversary and each anniversary thereafter until commencement of production. Pasinex will then pay the Company a 2.9% NSR royalty from production. Pasinex has the option of purchasing 0.9% of the royalty for $1,000,000 USD prior to the 6th anniversary of the effective date of the agreement.

United States exploration licenses Aguila de Cobre Property, Arizona

The Company holds a 100% interest in the Aquila de Cobre property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit.

Copper Springs, Copper King, and Red Top Properties, Arizona

In September 2013, the Company, through its wholly owned subsidiary Bronco Creek Exploration Inc. (“BCE”), entered into option agreements to sell the Copper Springs, Copper King, and Red Top projects for a combination of cash payments, work commitments, and common shares. The agreements grant Desert Star Resources Ltd. (“Desert Star”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

Desert Star’s earn-in requirements for each of the three projects consist of delivering 350,000 common shares of Desert Star (a total of 1,050,000 received) upon TSX-V approval, incurring a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date, and making additional milestone payments to the Company.

On September 1, 2014, the Copper King and Red Top agreements were amended and during the remainder of 2014, the Company received payments totaling US$62,974. The Copper Springs amendment extended the required payments into 2015 and in January, 2015, Desert Star terminated its interest in the Copper Springs project before any payments were received and the Company regained 100% control of the project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Buckhorn Creek, Frazier Creek, and Jasper Canyon Properties, Arizona and Nevada

In October 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Frazier Canyon, Buckhorn Creek, and Jasper Canyon projects for a combination of cash payments, work commitments, and common shares. The agreements granted Savant Explorations Ltd. (“Savant”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects. Upon execution of the agreement and TSX-V approval, the Company received US$37,500 (US$12,500 per project) and 450,000 common shares at a value of US$19,440 (150,000 common shares per project) of Savant as execution payments, and payments totaling US$59,325 as reimbursement of amounts paid by BCE to keep the respective claims in force for the 2013 assessment year.

During the year ended December 31, 2014, the Company received US$140,000 (US$70,000 per project), and 200,000 common shares at a value of $8,000 (100,000 common shares per project) as the work commitment and common share requirements related to the Buckhorn Creek and Frazier Creek projects. Both projects and agreements remain in good standing. On July 25, 2014 Savant terminated its option to acquire the Jasper Canyon project and the Company wrote-off $235,856 in capitalized exploration and evaluation costs.

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company holds a 100% interest in the Cathedral Well property comprised of certain unpatented federal mining claims, located on Bureau of Land Management (“BLM”) and National Forest lands subject to a 0.5% NSR. The 100% owned Richmond Mountain property comprises certain unpatented federal mining claims.

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) for the Company’s Cathedral Well gold project. Ely Gold can earn a 100% interest in the project by paying EMX a total of US$100,000 as follows: US$25,000 (received) upon execution of the agreement and US$75,000 over the next three years, after which the Company will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit subject to the terms of an Earn-In Agreement dated September 27, 2011 with Vale Exploration (“Vale”). Vale may earn an initial 60% equity interest in the project for consideration of cash payments and US$4,500,000 in exploration expenditures within four years.

On July 19, 2014, Vale terminated its interest in the agreement with the Company regaining 100% control of the project.

Cruiser Gold Property, Nevada

The Company holds a 100% interest in the Cruiser Gold property comprised of certain unpatented federal lode mining claims.

Copper Warrior Property, Utah

The Company holds a 100% interest in the Copper Warrior property comprised of certain unpatented federal lode mining claims.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

French Bullion Property, Nevada

The Company holds a 100% interest in the French Bullion property comprised of certain unpatented federal lode mining claims.

Hardshell Skarn Property, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

Liberty Property, Alaska

The Company holds a 100% interest in the Liberty property comprised of certain State of Alaska prospecting sites.

Jasper Canyon Property, Globe-Miami District, Arizona

The Company holds a 100% interest in the Jasper Canyon property comprised of certain unpatented federal lode mining claims.

Lomitas Negras Property, Arizona

The Company holds a 100% interest in the Lomitas Negras property comprised of certain unpatented federal lode mining claims and certain State of Arizona exploration permits.

In May 2014, the Company signed an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Kennecott can earn a 100% interest in the project by completing US$4,500,000 in exploration expenditures and paying escalating option payments totaling US$900,000 (US$25,000 received) within five years after the date of the Agreement. Kennecott relinquished its interest in the project, with the Company regaining 100% control.

Mesa Well Property, Arizona

The Company holds a 100% interest in mineral rights held by certain Arizona State Exploration Permits.

Middle Mountain Property, Arizona

The Company held a 100% interest in certain federal unpatented mining claims and certain Arizona State Exploration Permits subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009. In August 2013, all mineral rights in the Middle Mountain property have been dropped.

Mineral Hill Property, Wyoming

The Mineral Hill property is comprised of certain unpatented mining claims staked by the Company on lands administered by the Black Hills National Forest. The Company owns a 100% interest in the claims subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP (“MH”) who owns a 100% interest in certain patented mining claims and unpatented federal mining claims that adjoin the Company’s property. The Agreement stipulates that consideration received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% to the Company and 60% to MH. Until such time as a third party has paid a total of US$5,000,000 in proceeds to the Company and MH, all further consideration will be divided as to 30% to the Company and 70% to MH. An amendment was executed during fiscal 2013 whereby all future payments are to be divided 50% to the Company and 50% to MH.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Moran Dome Property, Alaska

The Company holds a 100% interest in the Moran Dome property comprised of certain State of Alaska mining claims and certain State of Alaska prospecting sites.

Parks-Salyer Property, Arizona

The Company holds a 100% interest in the Parks-Salyer property comprised of one State of Arizona exploration permit.

Red Hills Property, Arizona

The Red Hills property is comprised of certain federal unpatented mining claims, and certain Arizona State exploration permits. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and an Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and minimum exploration expenditures.

The Company retains a 2.5% NSR. The Company executed an amendment assigning the GEO interest to GeoNovus Minerals Corp. (“GEN”), after GEO’s merger with New Gold Inc. on November 16, 2011. GEN terminated their interest in the project on August 30, 2014 and the Company subsequently relinquished all mineral rights. $156,825 in exploration and evaluation costs related to the Red Hills project was written-off during the year ended December 31, 2013.

Rush Property, Colorado

Subsequent to year end, the Company staked federal mining claims and now holds a 100% interest in the Rush property.

San Manuel Property, Arizona

The Company holds a 100% interest in the San Manuel property comprised of certain State of Arizona exploration permits.

Sand Pass Property, Utah

The Company holds a 100% interest in the Sand Pass property comprised of certain unpatented federal mining claims.

Sleeping Beauty Project, Globe-Miami District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims which were acquired by staking during fiscal 2014.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

United States exploration licenses (Continued)

Silver Bell West, Silver Bell District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted GEO a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% NSR. On December 15, 2011, the Company executed an amendment assigning the GEO interest to GEN, after GEO’s merger with New Gold Inc. In September 2014 the agreement with GEN was terminated with the Company regaining 100% control of the project. As a result of the termination of the agreement, the Company wrote-off $471,711 of exploration and evaluation costs related to the project.

Superior West Project, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company may earn a 100% interest in the claims for cash payments totaling US$1,000,000 on or before July 31, 2014 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property may be acquired for cash consideration, making all property and option payments on behalf of the Company to the original owners of the property and minimum exploration expenditures. FMEC may acquire the additional 19% interest by solely funding and delivering a feasibility study.

On February 14, 2014 FMEC terminated its interest in the Superior West property with the Company regaining 100% control of the project.

Yerington West Property, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management (“BLM”).

By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc. (“ETG”) the right to acquire an 80% interest in the property, for consideration of US$140,000 in cash payments (received), common shares of ETG valued at $85,000 (received), minimum exploration expenditures of $1,900,000 (incurred), and delivery of a bankable feasibility study and advanced production payments of $375,000 by the 10th anniversary (2019).

In October 2014, the Company received a US$50,000 option payment and verified that all exploration expenditures due on the property had been met and that the agreement is in good standing.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

* Significant components of “Other” exploration expenditures for the year ended December 31, 2014 were Austria - $233,050; Haiti - $184,777; and Georgia - $138,304.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the year ended December 31, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

*Significant components of “Other” exploration expenditures for the year ended December 31, 2013 include Brazil - $569,443, Georgia - $142,771, Austria - $249,101, and Haiti - $275,281.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the year ended December 31, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

*Significant components of “Other” exploration expenditures for the year ended December 31, 2012 include Brazil - $538,123, Georgia - $211,763, Kyrgyz Republic - $100,513, and Geothermal activities - $301,594.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

11. ROYALTY INTEREST

Changes in royalty interest for the years ended December 31, 2014, 2013 and 2012:

Opening Balance, August 17, 2012	$39,536,000
Adjusted for:
Depletion	(1,125,408)
Cumulative translation adjustments	328,000
Balance, December 31, 2012	$38,738,592
Adjusted for:
Additions	200,000
Depletion	(1,681,688)
Impairment charge	(4,765,511)
Cumulative translation adjustments	2,572,332
Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(1,334,845)
Impairment charge	(7,371,765)
Cumulative translation adjustments	2,970,845
Balance, December 31, 2014	$29,327,960

Carlin Trend Royalty Claim Block

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed the acquisition of Bullion (Note 3). As part of the acquisition, the Company acquired the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

The Company capitalized $39,536,000 (US$40,000,000) for the Carlin Trend Royalty Claim Block which represents the fair value on the acquisition date (Note 3).

During the year ended December 31, 2014, $801,836 (2013 - $1,280,997; 2012 - $537,035) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Brestovac/Jasikovo East Royalty

In September 2013, the Company purchased a 0.5% NSR royalty from Euromax Resources Ltd. for $200,000 covering Reservoir Mineral Inc.’s (a public company listed on the TSX-V) (“Reservoir”) share of minerals and metals mined from the Brestovac and Jasikovo East properties in Serbia. These two properties are included in Reservoir’s Timok Project which is in joint venture with Freeport-McMoran Exploration Corporation (“Freeport”). The 0.5% NSR royalty is proportionately reduced to Reservoir’s interest in the properties as Freeport earns-in by making exploration expenditures under the circumstances provided in the NSR agreement. Freeport has thus far earned a 55% interest in the Timok Project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

11. ROYALTY INTEREST (Continued)

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. As a result of these changes, the Company recorded $7,371,765 (2013 - $4,765,511; 2012 - $Nil) in impairment charges for the year ended December 31, 2014 related to the Carlin Trend Royalty

Claim Block and related assets that make up the same cash-generating unit (“CGU”). In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $2,493,010 (2013 - $1,779,707; 2012 - $Nil) with a corresponding entry to deferred income tax recovery.

12. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	December 31, 2014	December 31, 2013
Australia-various properties	$75,864	$57,881
Sweden-various properties	7,984	7,884
Turkey-various properties	273,097	238,356
U.S.A-various properties	466,502	466,773
Total	$823,447	$770,894

13. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the years ended December 31, 2014, 2013 and 2012:

Opening Balance, August 17, 2012	$8,896,705
Adjusted for:
Cumulative translation adjustment	73,809
Balance, December 31, 2012	$8,970,514
Adjusted for:
Cumulative translation adjustment	655,281
Balance, December 31, 2013	$9,625,795
Adjusted for:
Impairment charge	(2,248,057)
Cumulative translation adjustment	839,804
Balance,December31,2014	$8,217,542

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

13. GOODWILL (Continued)

The Company applied a one-step approach and determined the Carlin Trend Royalty Claim Block and the related assets within the same CGU to be impaired (Note 11). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce asset component and any excess to goodwill within CGU. As result, the Company has written down the goodwill by $2,248,057 (2013 - $Nil; 2012 - $Nil).

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2014	December 31, 2013
Accounts payable	$267,214	$395,523
Accruedliabilities	291,835	254,320
Total	$559,049	$649,843

15. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2014	December 31, 2013
U.S.A.	$429,175	$516,328
Sweden	-	212,225
Haiti	-	5,550
Total	$429,175	$734,103

16. CAPITAL STOCK

Authorized

As at December 31, 2014, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

For the year ended December 31, 2014, the Company issued:

  391,501 shares valued at $614,427 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

For the year ended December 31, 2013, the Company issued:

  563,337 shares valued at $1,193,672 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares;
  355,000 common shares for gross proceeds of $361,600 pursuant to the exercise of stock options; and
  10,000 common shares value at $17,500 as employment compensation.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

16. CAPITAL STOCK (Continued)

Common Shares (Continued)

For the year ended December 31, 2012, the Company issued:

  17,712,189 common shares valued at $32,059,062 as part consideration for the Bullion acquisition (Note 3).
  813,670 bonus shares valued at $1,596,483 to officers, employees and consultants of the Company.
  639,000 common shares for gross proceeds of $1,049,670 pursuant to the exercise of stock options.
  949,497 common shares for gross proceeds of $1,898,995 pursuant to the exercise of warrants.
  62,398 common shares valued at $128,122 towards the acquisition of the Koonenbury property.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2014, 2013 and 2012, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balanceas at December 31, 2011	4,142,867	$2.24
Granted	1,361,500	2.04
Exercised	(639,000)	1.63
Cancelled/expired	(66,667)	2.45
Balanceas at December 31, 2012	4,798,700	$2.26
Exercised	(355,000)	1.02
Cancelled/expired	(448,000)	2.37
Balanceas at December 31, 2013	3,995,700	2.36
Granted	1,608,500	1.18
Cancelled and expired unexercised	(111,000)	1.62
Balanceas at December 31, 2014	5,493,200	2.03

Number of options exercisable as at December 31, 2014	5,493,200	$2.03

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

16. CAPITAL STOCK (Continued)

Stock Options (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2014:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
February 8, 2010*	150,000	150,000	1.74	February8,2015
May 7, 2010	917,500	917,500	2.18	May7,2015
June 7, 2010	23,000	23,000	2.05	June7,2015
September 2, 2010	38,200	38,200	2.21	September2,2015
November 10, 2010	177,500	177,500	2.51	November10,2015
February 1, 2011	50,000	50,000	3.21	February1,2016
March 18, 2011	150,000	150,000	2.91	March18,2016
July 19, 2011	1,218,000	1,218,000	2.80	July19,2016
August 3, 2011	10,000	10,000	2.70	August3,2016
August 29, 2011	50,000	50,000	2.66	August29,2016
September 9, 2011	40,000	40,000	2.70	September9,2016
December 11, 2011	20,000	20,000	2.10	December11,2016
July 5, 2012	80,000	80,000	1.96	July5,2017
August 22, 2012	951,500	951,500	1.94	August22,2017
October 16 ,2012	67,000	67,000	2.44	October16,2017
April 25, 2014	1,473,000	1,473,000	1.20	April 24,2019
June 26, 2014	17,500	17,500	0.88	June26,2019
December 22, 2014	60,000	60,000	0.87	December22,2019

Total	5,493,200	5,493,200

*expired unexercised subsequent to December 31, 2014
The weighted average remaining useful life of stock options is 2.27 years

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the year ended December 31, 2014, the Company recorded aggregate share-based payments of $1,234,485 (2013 - $658,857; 2012 - $3,662,324) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	Generaland
	Administrative	Exploration
Year ended December 31, 2014	Expenses	Expenditures	Total

Commitment to issue shares	$346,961	$29,588	$376,549
Fair value of stock options granted	683,450	174,486	857,936
	$1,030,411	$204,074	$1,234,485

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

16. CAPITAL STOCK (Continued)

	Generaland
	Administrative	Exploration
Year ended December 31, 2013	Expenses	Expenditures	Total

Commitment to issue shares	$509,995	$131,362	$641,357
Shares issued as performance bonuses	17,500	-	17,500
	$527,495	$131,362	$658,857

	Generaland
	Administrative	Exploration
Year ended December 31, 2012	Expenses	Expenditures	Total

Commitment to issue bonus shares	$1,780,846	$377,315	$2,158,161
Shares issued as performance bonuses	-	39,870	39,870
Fair value of options granted	1,018,763	445,530	1,464,293
	$2,799,609	$862,715	$3,662,324

The weighted average fair value of the stock options granted during the year ended December 31, 2014 was $0.53 per stock option (2013 - $Nil per stock option; 2012 - $1.07 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012
Risk free interest rate	1.46%	0.00%	1.17%
Expected life (years)	5	-	5
Expected volatility	51.63%	0.00%	60.34%
Dividend yield	-	-	-

Warrants

During the years ended December 31, 2014, 2013 and 2012, the change in warrants outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2011	13,457,629	$3.38
Granted	1,125,000	2.42
Exercised	(949,497)	2.00
Expired	(367,994)	2.45
Balance as at December 31, 2012	13,265,138	$3.70
Expired	(4,089,605)	3.10

Balance as at December 31, 2013 and 2014	9,175,533	$4.56

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

16. CAPITAL STOCK (Continued)

As at December 31, 2014, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88	(1)	March 12, 2015
Private placement, November 8, 2010	6,200,000	5.00	(2)	November 8, 2015
Private placement, November 12, 2010	800,000	5.00	(3)	November 12, 2015
Finders warrants, November 8, 2010	255,900	5.00	(2)	November 8, 2015
Total	9,175,533

(1)	Expired unexcersed subsequent to December 31, 2014
(2)	$3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(3)	$3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

17. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors	168,496	183,513	352,009
Seabord Services Corp.*	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,836

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
Management	$881,120	$374,120	$1,255,240
Outside directors	175,798	35,223	211,021
Seabord Services Corp.*	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

		Share-based
For the year ended December 31, 2012	Salary or Fees	Payments	Total
Management	$742,003	$940,920	$1,682,923
Outside directors	102,000	306,159	408,159
Seabord Services Corp.*	477,600	-	477,600
Total	$1,321,603	$1,247,079	$2,568,682

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities is $8,064 (2013 - $2,599; 2012 - $11,400) owed to key management personnel and $29,612 (2013 - $39,183; 2012 - $38,620) to other related parties.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

18. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2014	December 31, 2013
Royalty interest	$(9,933,985)	$(12,901,876)
Tax loss carry forwards	1,616,508	1,315,968
Other	99,935	875,356
	$(8,217,542)	$(10,710,552)

As at December 31, 2014, no deferred tax assets are recognized on the following temporary differences as it is not probabe that sufficient future taxable profit will be available to realize such assets:

	December 31, 2014	December 31, 2013	Expiry Date Range
Taxlosscarryforwards	$36,586,000	$29,433,000	2026-2034
Shareissuecosts	65,000	327,000	2015
Explorationandevaluationassets	9,183,007	10,538,794	No expiry
Other	$7,937,261	$6,244,171	No expiry

Income Tax Expense

	December 31, 2014	December 31 ,2013	December 31, 2012
Current tax expense	$-	$-	$276,918
Deferred tax recovery	(3,356,471)	(2,392,945)	(291,595)
	$(3,356,471)	$(2,392,945)	$(14,677)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26.0% (2013 - 25.75%; 2012 – 25.0%) as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Expected income tax (recovery)	$(5,409,173)	$(4,212,703)	$(5,229,182)
Effect of lower tax rates in foreign jurisdictions	(1,217,191)	(890,053)	(706,374)
Permanent differences	2,735,843	719,540	3,232,117
Change in unrecognized deductible temporary differences and other	751,860	1,064,418	2,651,517
Foreign exchange	(217,810)	925,853	37,245
	$(3,356,471)	$(2,392,945)	$(14,677)

19. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2014 and 2013, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2014	December 31, 2013	December 31, 2012
Asia Pacific	$81,124	$81,124	$698,124
Haiti	56,085	-	-
Sweden	437,755	437,755	437,755
Turkey	232,547	232,547	267,221
U.S.A	1,572,375	2,279,942	3,537,841
Total	$2,379,886	$3,031,368	$4,940,941

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

19. SEGMENTED INFORMATION (Continued)

PROPERTY AND EQUIPMENT	December 31, 2014	December 31, 2013
Asia Pacific	$12,694	$110,769
Canada	1,630	15,280
Georgia	6,490	11,011
Haiti	9,040	12,574
Sweden	11,502	23,285
Turkey	24,723	67,373
U.S.A	685,150	945,122
Total	$751,229	$1,185,414

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2014, the Company had working capital of $7,096,916 (2013 - $14,217,999). Management will need additional sources of working capital to continue it’s currently planned programs beyond twelve months, by issuing new shares or the sale of assets.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,450,308	$-	$-	$6,450,308
Restrictedcash	230,144	-	-	230,144
Fair value through profit or loss investments	743,786	-	-	743,786
Available for sale investments	299,524	-	-	299,524
Total	$7,723,762	$-	$-	$7,723,762

The carrying value of receivables, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment.

Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $104,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2014 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,941,359
Receivables	506,433
Accounts payable and accrued liabilities	(543,983)
Net exposure	1,903,809
Canadian dollar equivalent	$2,213,558

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2014, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $22,000 in the Company’s pre-tax profit or loss.

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year period ended December 31, 2014 included:

a.	Recorded a loss through accumulated other comprehensive income of $400,476 related to the fair value adjustments on AFS financial instruments;
b.	Issuance of 391,501 incentive stock grants valued at $614,427 applied to commitment to issue shares;
c.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the year;
d.	Adjusted reserves and investment in associated companies for $135,700 related to share-based payments made by an associated company; and
e.

Adjusted non-current assets and liabilities for $3,585,937 related to cumulative translation adjustments (“CTA”), of which $2,970,845 relates to CTA gain on royalty interest, $839,804 relates to CTA gain on goodwill, $504,327 relates to a CTA loss on deferred tax liability and $279,615 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the year ended December 31, 2013 included:

a.	Reclassification of $164,902 of share based payment reserve to share capital from the exercise of options;
b.	Received 500,000 common shares of Pasinex Resources Limited valued at $27,500 or $0.06 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;
c.	Recorded a loss through accumulated other comprehensive income of $280,000 related to the fair value adjustments on AFS financial instruments;
d.	Issuance of 563,337 incentive stock grants valued at $1,193,672 applied to commitment to issue shares; and

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

e.

Adjusted non-current assets and liabilities for $2,574,406 related to CTA, of which $2,572,332 relates to CTA gain on royalty interest, $655,281 relates to CTA gain on goodwill, $829,755 relates to CTA loss on deferred tax liability and $176,548 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the year ended December 31, 2012 included:

a.	Reclassification of $559,653 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 62,398 common shares valued at $128,122 for the acquisition of mineral properties;
c.	Issuance of 773,330 bonus shares valued at $1,556,614 applied to commitment to issue shares;
d.	Acquisition of Bullion as described in Note 3; and
e.	Adjusted non-current assets and liabilities for $400,475 related to cumulative translation adjustments.