Form 20-F/A
period 2014-12-31
EURASIAN MINERALS INC
filed 2015-09-16
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

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

Christina Cepeliauskas, Chief Financial Officer
Facsimile No.: 604-688-1157
Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8

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
Yes____     No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ____     No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes X     No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ____      No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___     Accelerated filer     Non-accelerated filer   X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 X      Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___     No X     N/A

EURASIAN MINERALS INC.
FORM 20-F/A ANNUAL REPORT

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

Epithermal: said ofa hydrothermal mineral deposit formed within about 1 kilometer of the Earth’s surface and in the temperature range of 50oC to 200oC.

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

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	the Company’s ability to achieve production at any of its mineral properties;
•	estimated capital costs, operating costs, production and economic returns;
•	estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
•	the Company’s expected ability to develop adequate infrastructure at a reasonable cost;
•	assumptions that all necessary permits and governmental approvals will be obtained;
•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	the Company’s expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and
•	the Company’s activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
•	risks related to the Company’s ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;
•	risks related to the third parties on which the Company depends for its exploration and development activities;
•	dependence on cooperation of joint venture partners in exploration and development of properties;

•	credit, liquidity, interest rate and currency risks;
•	risks related to market events and general economic conditions;
•	uncertainty related to inferred mineral resources;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	risks related to lack of adequate infrastructure;
•	mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
•	the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
•	commodity price fluctuations;
•	risks related to governmental regulation and permits, including environmental regulation;
•	risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
•	uncertainty related to title to the Company’s mineral properties;
•	uncertainty as to the outcome of potential litigation;
•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
•	increased competition in the mining industry;
•	the Company’s need to attract and retain qualified management and technical personnel;
•	risks related to hedging arrangements or the lack thereof;
•	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
•	risks related to the integration of potential new acquisitions into the Company’s existing operations;
•	risks related to unknown liabilities in connection with acquisitions;
•	risks related to conflicts of interest of some of the directors of the Company;
•	risks related to global climate change;
•	risks related to adverse publicity from non-governmental organizations;
•	risks related to political uncertainty or instability in countries where the Company’s mineral properties are located;
•	uncertainty as to the Company’s passive foreign investment company (“PFIC”) status;
•	uncertainty as to the Company’s status as a “foreign private issuer” and “emerging growth company” in future years;
•	uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting; and
•	risks related to regulatory and legal compliance and increased costs relating thereto.

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

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011*	March 31, 2011
IFRS
Royalty income	$2,247,334	$3,102,888	$1,750,975	$-	$-
Exploration expenditures (net)	3,988,368	3,839,703	8,330,201	3,837,224	4,755,768
Net loss	(17,448,041)	(13,982,612)	(20,916,730)	(9,748,817)	(10,309,566)
Net loss per share - basic and diluted	(0.24)	(0.19)	(0.35)	(0.19)	(0.26)
Wtd. Avg. Shares	73,154,139	72,509,793	59,990,386	51,554,032	40,055,905
Period-end Shares	73,371,710	72,980,209	72,051,872	51,875,118	50,961,629
Working capital	7,096,916	14,217,999	22,702,855	40,742,549	48,076,222
Exploration and evaluation assets (net)	2,379,886	3,031,368	4,940,941	6,086,396	6,253,850
Royalty interest	29,327,960	35,063,725	38,738,592	-	-
Total assets	54,292,093	70,073,220	82,475,787	52,030,105	57,198,191
Share capital	116,766,102	116,151,675	114,414,001	77,122,016	75,058,770
Deficit	(87,430,021)	(69,981,980)	(55,999,368)	(35,097,315)	(25,348,498)

* Effective for the period ending December 31, 2011, the Company changed its fiscal year end from March 31 to December 31. Items related to the consolidated statement of loss for the year ended December 31, 2011 reflect balances for the nine months then ended.

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

Table No. 4
U.S. Dollar/Canadian Dollar

Last 6 months ended	Average	High	Low	Close
March 2015	1.2619	1.2803	1.2440	1.2683
February 2015	1.2500	1.2635	1.2403	1.2508
January 2015	1.2115	1.2717	1.1728	1.2717
December 2014	1.1533	1.1643	1.1344	1.1601
November 2014	1.1326	1.1427	1.1236	1.1427
October 2014	1.1213	1.1289	1.1136	1.1275

Last Quarter & Last 5 Years
Quarter ended March 31, 2015	1.2412	1.2803	1.1728	1.2683
Year ended December 31, 2014	1.1045	1.1643	1.0614	1.1601
Year ended December 31, 2013	1.0299	1.0697	0.9839	1.0636
Year ended December 31, 2012	0.9996	1.0418	0.9710	0.9949
Year ended December 31, 2011	0.9891	1.0604	0.9449	1.0170
Year ended March 31, 2011	1.0163	1.0778	0.9686	1.0290
Year ended December 31, 2010	1.0299	1.0778	0.9946	0.9946

April 23, 2015				1.2147

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

On April 2, 2012, a subsidiary of Eurasian and its joint venture partner, Australian Securities Exchange (“ASX”) listed Chesser Resources Limited (“Chesser”), signed an Option Agreement (the “Sisorta Agreement”) on their jointly owned (EMX: 49% interest; Chesser: 51% interest) Sisorta gold property located in north-central Turkey with Çolakoğlu Ticari Yatirim A.^. (“Çolakoğlu”), a privately owned Turkish company. The Sisorta Agreement required Çolakoğlu to make an up-front payment of 100 troy ounces of gold bullion, or its cash equivalent, and to undertake a US$500,000 work commitment over the first year. Çolakoğlu terminated its option on March 21, 2013.

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

On February 19, 2014, EMX signed an Exploration and Option Agreement (the “NQM Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, respecting EMX’s Koonenberry exploration licenses in New South Wales, Australia. Under the NQM Agreement, Eurasian granted NQM the option, exercisable until February 19, 2017, to acquire the EMX subsidiary (EMX Exploration Pty Ltd.) that holds the Company’s remaining exploration licenses in the project area, with EMX retaining a 3% production royalty. On or before the second anniversary of the NQM Agreement date, NQM can reduce such 3% production royalty to 2.5%, by agreeing to pay annual advance royalties in the following amounts:

•	75 troy ounces of gold (or cash equivalent thereof) on the first anniversary of NQM’s election to reduce the amount of the production royalty,

•	100 troy ounces of gold (or cash equivalent) on the earlier of the third anniversary of the NQM Agreement date or the exercise of the election, and

•	100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries of the NQM Agreement date until commencement of commercial production.

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

There are two types of licenses granted for the exploration and operation of mines and one type of operation permit under the Turkish Mining Law, as follows:

•	exploration license, enabling its holder to carry out exploration activities (i.e., all mining activities other than those carried out for production) in a specific area issued for a period of two years for gold mining and one year for the other groups. If the license holder satisfies its obligations, the license holder will have a right to an additional four years of detailed exploration for certain classes of mines;

•	operation license, enabling its holder to carry out operational activities within the same area as stated in the exploration license for the proved, potential and feasible mine reserve area, which is generally issued for a period of five or ten years depending on the mine type. The term of the operation license may generally be extended for at least five years upon the application of the holder of the exploration license and operation license with a new operation project so long as a certain rate of production is maintained; however, such term cannot exceed sixty years;

•	operation permit, enabling its holder to operate a specific mine as specified in the operation license and granted only for the proved mine reserves area that is determined during the prospecting period. Operation activities must commence within one year from the issuance of the operation permit. The term of an operation permit is the same as the term of an underlying operation license and in case an extension is granted to an operation license, the term of a related operation permit is also extended accordingly.

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

Some of the key features of the New Turkish Code include the following:

•	Companies are generally obliged to have a website online and to allocate a part of this website to publish certain issues, documents, financial statements and resolutions whether publicly traded or not.

•	For joint stock companies, it is sufficient for the board of directors to consist of solely one member. Irrespective of the total number, at least one member must reside in Turkey and be a Turkish citizen. A legal entity can also be a board member; however in this case, a natural person must be designated to represent the legal entity.

•	Board members of a joint stock company are no longer required to be a shareholder in the company.

•	The financial tables of a joint stock company are to be prepared in accordance with the financial reporting standards determined by the Turkish Accounting Standards Board. These standards are expected to be amended to comply with IFRS.

•	For a limited liability company, at least one of its managers must be domiciled in Turkey and that manager must have the sole authority to represent the company.

•	The manager(s) of a limited liability company must prepare and submit to the attention of the general assembly the financial charts, appendices and the activity report of the company for the preceding accounting period. This must be done in accordance with the Turkish Accounting Standards and within the first three months of the relevant accounting period (fiscal year) following the balance sheet date. The relevant Turkish Accounting Standards are expected to be applicable from January 1, 2013.

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

Eurasian recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

♦	communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;
♦	inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and
♦	identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

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

The Company’s royalty, exploration, and strategic investment portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, New Zealand, the Russian Federation, and Chile.

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

Eurasian's two material properties are the Leeville royalty property located in Nevada's Carlin Trend (see page 30), and the Malmyzh copper-gold project (see page 41) which is a strategic investment located in the Russian Far East. Additional property descriptions are included in this report, but the Company does not consider that individually these properties are material at this time.

Leeville and Royalty Property Overview

A material EMX asset is the Leeville royalty property that covers portions of Newmont Mining Corporation’s Leeville, Turf, Four Corners, Carlin East, and North Lantern underground gold mining operations in the Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately $2 million during the 12 months ending December 31, 2014. The royalty totaled 1,578 troy ounces of gold principally sourced from the Leeville mine, with minor contributions from other Newmont operations. The average realized gold price was US $1,269 per troy ounce. Newmont’s Turf Vent Shaft Project, projected to total approximately $400 million in capital expenditures, is on schedule, with commercial production planned for late 2015 (see Newmont Mining Corp’s 10-K and 10-Q filings for Q2 and Q3, 2014). Newmont has stated that the project will provide the ventilation required to “increase production”, and “unlock” additional resources at “greater Leeville”. As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact may be. Further Carlin Trend exploration upside potential is provided by EMX’s 3% net smelter return royalty on the Maggie Creek property that covers nearly two square miles of prospective ground situated less than one mile from Newmont’s Gold Quarry open pit mine.

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

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate the Sisorta resources is described in EMX's SEDAR filed Sisorta technical report dated July 31, 2009. The three year trailing average London fix gold price as of July, 2009 was $US 785/troy ounce.

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

North America

Eurasian’s portfolio in North America totals 27 exploration and royalty properties. The exploration projects are advanced through wholly-owned subsidiary Bronco Creek Exploration, and include porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein properties. The BCE portfolio is comprised of 23 properties covering more than 35,000 hectares in Arizona, Nevada, Utah, and Wyoming. EMX currently has six properties partnered through BCE. In addition, there are four royalty properties acquired in the 2012 merger with Bullion Monarch, including Leeville and Maggie Creek (see Leeville and Royalty Property Overview section above).

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

The Neavesville exploration permit covers multiple centers of epithermal gold-silver mineralization within the district, including Trig Bluffs, Ajax, and Chelmsford. There is historic small scale production recorded from the high-grade Ajax Vein system, which is the single largest producing historic mine in the Neavesville camp (R. Brathwaite, IGNS report, 1999; 2001). The Ajax Vein will be the initial target of an L&M funded drill program slated for late March 2015.

See EMX news releases dated November 19, 2012 and November 13, 2014 for further details on EMX’s exploration results and a description of the QA and QC measures used by Eurasian for the Neavesville project.

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

Strategic Investments

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 200 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. EMX is IGC’s largest shareholder, with 42.3% of the issued and outstanding shares (39.7% equity position on a fully-diluted basis) from investments totaling US$7.8 million. EMX's investment in IGC and the Malmyzh project is material to the Company.

Malmyzh Project

Malmyzh is a grassroots, district-scale discovery with 14 porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The property’s 152.8 square kilometers (15,280 hectares) of exploration and mining licenses consist of: 1) HAB 02018 granted 9/18/2006 and expiring 12/31/2026, and 2) HAB 02334 granted 7/23/2010 and expiring 12/31/2030. IGC advises that the terms for both licenses can be granted extensions while the property is in production. The Malmyzh project, which occurs 220 kilometers northeast of the Russia-China border at Khabarovsk, has excellent logistics and infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

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

1 CuEq = Cu% + (Au g/t x 0.6) . Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization. See Eurasian news releases dated September 6, 2012 and November 5, 2013 for more information.

The copper-gold mineralization in these four deposits have potential open-pit geometries with low stripping ratios. Mineralized zones averaging ~1 to 1.5% copper equivalent (i.e., AMM-041, 43.9 m @ 1.23 Cu% and 0.53 g/t Au, 1.55% Cu eq) indicate the potential to delineate higher grade zones within the prospects by in-filling the 200 meter drill grids.

IGC advanced Malmyzh in 2014 by completing drafts of project reports (i.e. the "Technical-Economic Justification (TEO) of Temporary Conditions") in preparation for initial reviews by the relevant Russian Federation agencies. These reports include discussion of the project's resources/reserves, metallurgy, engineering, hydrorology, and environmental status according to the laws, regulations and standards of the Russian Federation. As advised by IGC, approval of the TEO is a requirement to keep the property in good standing, and to complete the "prospecting" phase of the project's evaluation. Upon completion of the "prospecting" phase, the property will then advance to more detailed assessment, culminating in the "TEO of Permanent Conditions". This report will fulfill the criteria for a "fully explored" mineral deposit, which in the Russian system is considered to be a precursor to commencement of exploitation and mining.

Eurasian is an investor in IGC, and as a result there are no direct holding costs to the Company, and no underlying agreements or royalties. Notwithstanding, IGC advises that the required payments to keep the Malmyzh property in good standing are nominal, consisting of "subsoil usage license fees" and "rental" fees for forested areas that total approximately US$25,000 to $50,000 per year. Regarding the joint venture agreement, IGC and FMEC fund at their respective level of ownership interest, or dilute. Should either company dilute to less than a 10% interest, remaining ownership is converted to a US$0.005 (one-half cent) per pound copper equivalent reserve payment, which remains in effect through the life of mine. Freeport retains no claw-back or NSR provisions.

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

EXPLORATION REVIEW

PROPERTY OVERVIEW

LEEVILLE ROYALTY PROPERTY

A material EMX asset is the Leeville royalty property that covers portions of Newmont Mining Corporation’s Leeville, Turf, Four Corners, Carlin East, and North Lantern underground gold mining operations in the Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately $2 million during the 12 months ending December 31, 2014. The royalty totaled 1,578 troy ounces of gold principally sourced from the Leeville mine, with minor contributions from other Newmont operations. The average realized gold price was US $1,269 per troy ounce. Newmont’s Turf Vent Shaft Project, projected to total approximately $400 million in capital expenditures, is on schedule, with commercial production planned for late 2015 (see Newmont Mining Corp’s 10-K and 10-Q filings for Q2 and Q3, 2014). Newmont has stated that the project will provide the ventilation required to “increase production”, and “unlock” additional resources at “greater Leeville”. As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially impact the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact may be. Further Carlin Trend exploration upside potential is provided by EMX’s 3% net smelter return royalty on the Maggie Creek property that covers nearly two square miles of prospective ground situated less than one mile from Newmont’s Gold Quarry open pit mine.

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

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate the Sisorta resources is described in EMX's SEDAR filed Sisorta technical report dated July 31, 2009. The three year trailing average London fix gold price as of July, 2009 was $US 785/troy ounce.

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

NORTH AMERICA

Eurasian’s portfolio in North America totals 27 exploration and royalty properties. The exploration projects are advanced through wholly-owned subsidiary Bronco Creek Exploration, and include porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein properties. The BCE portfolio is comprised of 23 properties covering more than 35,000 hectares in Arizona, Nevada, Utah, and Wyoming. EMX currently has six properties partnered through BCE. In addition, there are four royalty properties acquired in the 2012 merger with Bullion Monarch, including Leeville and Maggie Creek (see Leeville and Royalty Property Overview section above).

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

The Neavesville exploration permit covers multiple centers of epithermal gold-silver mineralization within the district, including Trig Bluffs, Ajax, and Chelmsford. There is small scale production recorded from the high-grade Ajax Vein system, which is the single largest producing historic mine in the Neavesville camp (R. Brathwaite, IGNS report, 1999; 2001). The Ajax Vein will be the initial target of an L&M funded drill program slated for late March 2015.

See EMX news releases dated November 19, 2012 and November 13, 2014 for further details on EMX’s exploration results and a description of the QA and QC measures used by Eurasian for the Neavesville project.

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

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 200 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with 42.3% of the issued and outstanding shares (39.7% equity position on a fully-diluted basis) from investments totaling US$7.8 million. EMX's investment in IGC and the Malmyzh project is material to the Company.

Malmyzh is a grassroots, district-scale discovery with fourteen porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The property’s 152.8 square kilometers (15,280 hectares) of exploration and mining licenses consist of: 1) HAB 02018 granted 9/18/2006 and expiring 12/31/2026, and 2) HAB 02334 granted 7/23/2010 and expiring 12/31/2030. IGC advises that the terms for both licenses can be granted extensions while the property is in production. Malmyzh occurs 220 kilometers northeast of the Russia-China border at Khabarovsk, and has excellent logistics and infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

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

IGC advanced Malmyzh in 2014 by completing drafts of project reports (i.e. the "Technical-Economic Justification (TEO) of Temporary Conditions") in preparation for initial reviews by the relevant Russian Federation agencies. These reports include discussion of the project's resources/reserves, metallurgy, engineering, hydrorology, and environmental status according to the laws, regulations and standards of the Russian Federation. As advised by IGC, approval of the TEO is a requirement to keep the property in good standing, and to complete the "prospecting" phase of the project's evaluation. Upon completion of the "prospecting" phase, the property will then advance to more detailed assessment, culminating in the "TEO of Permanent Conditions". This report will fulfill the criteria for a "fully explored" mineral deposit, which in the Russian system is considered to be a precursor to commencement of exploitation and mining.

Eurasian is an investor in IGC, and as a result there are no direct holding costs to the Company, and no underlying agreements or royalties. Notwithstanding, IGC advises that the required payments to keep the Malmyzh property in good standing are nominal, consisting of "subsoil usage license fees" and "rental" fees for forested areas that total approximately US$25,000 to $50,000 per year. Regarding the joint venture agreement, IGC and FMEC fund at their respective level of ownership interest, or dilute. Should either company dilute to less than a 10% interest, remaining ownership is converted to a US$0.005 (one-half cent) per pound copper equivalent reserve payment, which remains in effect through the life of mine. Freeport retains no claw-back or NSR provisions.

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

Exploration Expenditures

Exploration expenditures (gross) decreased by $2,749,688 in FY14 compared to FY13, and decreased by $3,871,904 in FY13 compared to FY12. Recoveries decreased by $2,918,949 in FY14 compared to FY13, and increased by $618,594 in FY13 compared to FY12 for a net increase in exploration expenditures of $169,261 in 2014 (FY2013 – decrease $4,511,094). Some of the differences between 2014 and 2013 are as follows:

•	In Scandinavia, net expenditures increased by $770,179 compared to the prior period. During FY14, the Company solely funded the Swedish activities as Antofagasta was previously funding the programs. In 2014, the Company continued to support its exploration programs in Scandinavia, encouraged by decreasing levels of competition in the minerals sector, and increasing availability of prospective ground that could be acquired at low cost. Eurasian spent 2014 filtering and upgrading its portfolio of assets, adding key copper, gold and polymetallic exploration projects in both Sweden and Norway while relinquishing less prospective areas and project interests. At the same time, Eurasian has continued to actively market its project interests in Scandinavia and will continue to do so in 2015. Expenditures in 2014 were directed toward sustaining costs for its offices and personnel, as well as conducting reconnaissance exploration across the region and hosting potential partners for site visits to various projects. In an effort to reduce its operating costs, Eurasian has closed its field offices in Kiruna, Sweden, where the cost of goods, services and rental properties has been steadily rising in recent years. Eurasian will relocate its operations to southern Sweden, where much of its current activities are now focused and operating costs will be lower. Eurasian’s staff in Scandinavia is also being retained on a consulting basis only, in order to keep costs low during times of inactivity. In early 2015, Eurasian has been conducting winter exploration programs on various properties, but expects lower expenditures in comparison with 2014 due to closure of the offices in Kiruna and overall streamlining of its operations.

•	In the USA, gross expenditures decreased from $3,955,723 to $3,274,015 and recoveries decreased from $3,214,899 to $2,221,662. In the prior year the Company and partners GeoNovus and Vale undertook active programs at Silver Bell West, Red Hills, and Copper Basin while there were no active programs for 2014. Gross expenditures on these three projects decreased from US$2,300,192 to US$813,193. The decrease in expenditures was offset by US$480,344 in expenditures related to Kennecott and Savant, pursuant to the new exploration and option agreements on the Lomita Negris, Buckhorn Creek, Fraser Creek, and Jasper Canyon properties. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

•	In Turkey, gross expenditures decreased by $700,269, while net expenditures decreased by $328,943. In 2014, the Turkish Business Unit continued to be a key value driver for Eurasian. Partner funded programs continued to advance projects in the Eurasian portfolio, with all 7 projects in Turkey operating under partnerships in 2014. Eurasian’s share of expenditures in Turkey related only to sustaining costs for the Ankara office, maintenance of the Turkish staff, and ongoing reconnaissance exploration programs. In 2015, Eurasian will continue to reduce expenditures. Given the stages of advancement for many of the exploration projects in the Turkish portfolio, Eurasian will now change its focus from early stage, grass-roots style generative work, to working with partners on advancing its projects and monitoring its royalty interests throughout the country. This work will be managed by Dama Engineering (“Dama”), a well-respected consultant and engineering firm in the Turkish mining community. Eurasian views its partnership with Dama as a key step in the evolution of its business interests in Turkey. As a result, Eurasian will close its exploration office in Ankara, with its commercial enterprise now managed from the Dama office in Ankara.

•	In the Asia Pacific region, net expenditures for 2014 totaled $627,496 compared to $549,109 in 2013. As is the case with other business units, Eurasian is effecting strategic changes to its business approach in Australia and New Zealand. Largely as a result of the challenging market conditions, Eurasian has been simultaneously acquiring low cost exploration projects as other companies relinquish key land positions, while at the same time enacting its own cost savings measures. Key steps in 2014 were the consolidation of the Koonenberry project in Australia to a royalty property (see Company News Release dated February 19, 2014), and the partnership of the Neavesville project in New Zealand (see Company News Release dated November 13, 2014). Prior to partnership, Eurasian had conducted drilling at Neavesville in early 2014, and had negotiated a comprehensive access agreement with one of the local Maori communities, providing ongoing access, and exploration and development rights across much of the Neavesville license. Along with expenditures related to its ongoing reconnaissance exploration efforts, these led to outlays of approximately $650,000 for 2014. With partnership of the Neavesville and Koonenberry projects, Eurasian’s projected expenditures for Australia-New Zealand in 2015 will be markedly lower than 2014.

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

•	Administrative and office expenses of $926,095 remained consistent with FY13 ($982,239), however, a decrease from FY12 ($1,258,292). The Company is headquartered in Vancouver and also has an office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

•	Investor relations expenditures of $292,017 decreased slightly from $310,203 in FY13 and from $433,243 in FY12. The Company attends select industry trade shows and supports lines of communication to current and potential investors. Costs in the coming year are expected to be lower as the Company is more selective in its investor relations activities.

•	Professional fees decreased by $105,556 to $457,963 in 2014 compared to $533,519 in 2013 and $764,914 in 2012 and cover mainly external legal and audit and tax fees. The company has been able to decrease its external legal fees by the addition of its chief legal officer included in salaries and consultants.

•	Share-based payments include performance stock grants issued and stock options granted. The current year saw an increase in share-based payments from $527,495 (FY13) to $1,030,411 (FY14) and decrease from $2,799,609 in (FY12) as a result of the granting of stock options in 2014 and 2012, whereas there were no stock options granted in 2013.

•	Salaries and consultants are the largest expense in G&A. This expense category encompasses a broad range of management, technical and project development and marketing support. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and the increase in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase expenditures.

A breakdown of this category is as follows:

Salaries and consultants	FY14	FY13	FY12
Senior management	1,148,413	1,097,684	1,659,323
In-house legal and deal flow marketing	436,428	397,443	616,029
Technical services	321,911	264,918	433,525
Directors fees*	168,496	175,798	102,000
Administrative support & other**	115,668	307,189	312,389	**
	$2,190,916	$2,243,032	$3,123,266

*Directors fees include $60,000 per annum paid to the Company's non-Executive Chairman, who does not receive the fees paid to the other independent directors
**includes severance payments relating to reduction in workforce

In the coming year, the Company will continue to closely monitor all expenditure areas in the Company, and make changes proactively as necessary.

Other

•	As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. As a result of these changes, the Company recorded $7,371,765 (2013 - $4,765,511; 2012 - $Nil) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

•	As a result of the impairment noted above, the Company applied a one-step approach and determined the Carlin Trend Royalty Claim Block and the related assets within the same CGU to be impaired. The loss was first applied to reduce the asset component and any excess to goodwill within the CGU. As result, the Company has written down the goodwill by $2,248,057 (2013 - $Nil; 2012 - $Nil).

•	The Company recorded a deferred income tax recovery of $3,356,471 compared to $2,392,945 in 2013 and 291,595 in 2012, and a net decrease in deferred tax liabilities of $2,493,010 (2013 - $1,779,707). A significant component of the deferred tax recovery and decrease in the related liability was the royalty impairment.

•	The Company’s share of the net loss related to its 42.34% equity investment in IG Copper for the year ended December 31, 2014 was $1,086,649 (2013 - $2,093,823; 2012 – $1,144,407).

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

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Income (loss) for the period	(154,215)	(2,606,384)
The Company's ownership %	49.00%	42.34%
The Company's share of loss for the period	-	(1,086,649)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

As at December 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2012	Turkish Co	IGC
Aggregate assets	$104,210	$4,954,888
Aggregate liabilities	(88,617)	(343,378)
Income (loss) for the year	(249,627)	(3,467,829)
The Company's ownership %	49.00%	30.66%
The Company's share of loss for the year	(81,171)	(1,063,236)

SELECTED ANNUAL INFORMATION

As at	December 31, 2014	December 31, 2013	December 31, 2012

Financial positions
Working capital	$7,096,916	$14,217,999	$22,702,855
Exploration and evaluation assets (net)	2,379,886	3,031,368	4,940,941
Royalty interest	29,327,960	35,063,725	38,738,592
Total assets	54,292,093	70,073,220	82,475,787
Share capital	116,766,102	116,151,675	114,414,001
Deficit	(87,430,021)	(69,981,980)	(55,999,368)

	Year ended	Year ended	Year ended
	December 31, 2014	December 31, 2013	December 31, 2012

Financial results
Royalty income	$2,247,334	$3,102,888	$1,750,975
Exploration expenditures (net)	3,988,368	3,819,107	8,330,201
Net loss	(17,448,041)	(13,982,612)	(20,902,053)
Net loss per share - basic and diluted	(0.24)	(0.19)	(0.35)

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

For all financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty;
•	Default or delinquency in interest or principal payments; or,
•	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

•	Significant financial difficulty of the associated companies;
•	Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
•	National or local economic conditions that correlate with defaults of the associated companies.

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

The assumption and replacement of Bullion warrants is valued using the Black-Scholes option pricing model. The assumptions used in Black-Scholes option pricing model are as follows: share price of $1.81, adjusted exercise price of $2.39 less the warrant cash consideration of US$0.11, dividend yield of 0%, expected life of 0.62 years, volatility of 44.66% and risk-free interest rate of 1.21% . Volatility of 44.66% represents the historical volatility that the Company has used to value similar equity instruments. The fair value of the 1,125,000 replacement warrants is based on Bullion’s outstanding 2,500,000 warrants adjusted by a factor of 0.45 of each of the Company’s common share per Bullion warrant.

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

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

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

The Board, together with the Compensation Committee, reviews corporate performance objectives during the year to determine annual bonuses. In 2014, the principal performance factors and objectives included:

•	Exploration success;

•	Acquisition of new properties;

•	Sale and joint venture of properties;

•	Royalty creations and acquisitions;

•	Capital management;

•	Successful management of the Company’s environmental, community, and safety objectives;

•	Increasing market capitalization; and

•	Management of human resources.

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

To determine the number of Common Shares issuable under options granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

•	the exercise price for each option granted;

•	the date on which each option is granted;

•	the vesting terms for each stock option; and

•	the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan. The Company granted stock options in April 2014.

Cash Compensation

Summary Compensation Table

								Long-Term
								Compensation
			Annual Compensation
								Awards	Payouts

Name and	Year		Salary	Bonus		Other		Securities	Restricted		LTIP		All
Principal Position		$				Annual		Under	Shares or		Payouts		Other
						Compensation		Options/SARs	Restricted	$			Comp.
					$			Granted	Share Units(1)			$

David M. Cole,	2014		464,040	Nil		12,065	(2)	150,000	101,334		Nil		Nil
President & CEO	2013		427,772	Nil		17,110	(2)	Nil	101,333		Nil		Nil
	2012		385,524	Nil		15,421	(2)	80,000	194,666		Nil		Nil

Michael D.	2014		60,000	Nil		Nil		75,000	12,167		Nil		Nil
Winn(3),	2013		60,000	Nil		Nil		Nil	24,335		Nil		Nil
Chairman &	2012		24,000	Nil		Nil		50,000	64,332		Nil		Nil
Director

Christina	2014		Nil	Nil		Nil		55,000	15,000		Nil		Nil
Cepeliauskas(4),	2013		Nil	Nil		Nil		Nil	23,000		Nil		Nil
CFO	2012		Nil	Nil		Nil		50,000	23,000		Nil		Nil

Brian E. Bayley,	2014		24,000	Nil		Nil		50,000	Nil		Nil		Nil
Director	2013		24,000	Nil		Nil		Nil	Nil		Nil		Nil
	2012		24,000	Nil		Nil		50,000	Nil		Nil		Nil

Brian K. Levet	2014		24,000	Nil		Nil		50,000	Nil		Nil		Nil
Director	2013		24,000	Nil		Nil		Nil	Nil		Nil		Nil
	2012		24,000	Nil		Nil		50,000	Nil		Nil		Nil

George K.C. Lim,	2014		24,000	Nil		Nil		50,000	Nil		Nil		Nil
Director	2013		24,000	Nil		Nil		Nil	Nil		Nil		Nil
	2012		24,000	Nil		Nil		50,000	Nil		Nil		Nil

Larry Okada(5),	2014		24,000	Nil		Nil		50,000	Nil		Nil		Nil
Director	2013		6,000	Nil		Nil		Nil	Nil		Nil		Nil
	2012		Nil	Nil		Nil		Nil	Nil		Nil		Nil
Valerie Barlow(4),	2014		Nil	Nil		Nil		24,000	6,000		Nil		Nil
Corporate	2013		Nil	Nil		Nil		Nil	8,000		Nil		Nil
Secretary	2012		Nil	Nil		Nil		20,000	8,000		Nil		Nil

(1)	Common Shares issued as discretionary bonuses. The stock grants are issued in three tranches over a period of two years.
(2)	For officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.
(3)	Mr. Winn became Chairman of the Company in May 2012.
(4)	Pursuant to a Management Services Agreement between the Company and Seabord Services Corp. (“Seabord”), Ms. Cepeliauskas’ and Ms. Barlow’s remuneration is paid by Seabord.
(5)	Mr. Okada became a director in June 2013.

Table No. 7
Stock Option Grants in Fiscal 2014 Ended 12/31/2014

						Mkt. Value
						of
		% Of Total				Securities
	Number of	Options	Exercise			Underlying
	Options Granted	Granted	Price per	Grant	Expiration	Options on
Name			Share	Date	Date	Date of
						Grant
David M. Cole	150,000	10.18%	$1.20	04/25/2014	04/25/2019	$1.15
Michael D. Winn	75,000	5.09%	$1.20	04/25/2014	04/25/2019	$1.15
Christina	55,000	3.73%	$1.20	04/25/2014	04/25/2019	$1.15
Cepeliauskas
Brian E. Bayley	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15
Brian K. Levet	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15
George K.C. Lim	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15
Larry Okada	50,000	3.39%	$1.20	04/25/2014	04/25/2019	$1.15
Valerie Barlow	24,000	1.63%	$1.20	04/25/2014	04/25/2019	$1.15

There were no stock option exercises by the directors and management in fiscal 2014.

Table No. 8
Aggregated Stock Options Exercises in Fiscal 2014
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

Name	Number of	Aggregate	Number of Unexercised	Value of Unexercised In-
	Shares	Value Realized	Options at Fiscal Year-End	the-Money Options at
	Acquired on		Exercisable/Unexercisable	Fiscal Year-End
	Exercise			Exercisable/Unexercisable(2)

David M. Cole	Nil	Nil	200,000/0 @ $2.18	$0
			200,000/0 @ $2.80	$0
			80,000/0 @ $1.94	$0
			150,000/0 @ $1.20	$0

Michael D.	Nil	Nil	100,000/0 @ $2.18	$0
Winn			50,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			75,000/0 @ $1.20	$0

Christina	Nil	Nil	75,000/0 @ $2.18	$0
Cepeliauskas			75,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			55,000/0 @ $1.20	$0

Brian E. Bayley	Nil	Nil	75,000/0 @ $2.18	$0
			50,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			50,000/0 @ $1.20	$0

Brian K. Levet	Nil	Nil	150,000 @ $2.91	$0
			50,000/0 @ $1.94	$0
			50,000/0 @ $1.20	$0

George K. C.	Nil	Nil	75,000/0 @ $2.18	$0
Lim			50,000/0 @ $2.80	$0
			50,000/0 @ $1.94	$0
			50,000/0 @ $1.20	$0

Larry Okada	Nil	Nil	50,000/0 @ $1.20	$0

Valerie Barlow	Nil	Nil	18,200/0 @ $2.21	$0
			30,000/0 @ $2.80	$0
			20,000/0 @ $1.94	$0
			24,000/0 @ $1.20	$0

(1)	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.
(2)	The closing price of the Company’s common shares on the TSX-V on December 31, 2014 was $0.88.

Director Compensation.

The fees payable to the independent directors of the Company are for their services as directors and as members of committees of the Board as follows:

Board or	Annual Retainer	Meeting Stipend	Per diem fees
Committee Name	($)	($)	($)
Board of Directors	24,000	Nil	Nil

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

7.A.4. Change of Control of Company Arrangements.

 --- No Disclosure Necessary ---

7.B. Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

For the year ended December 31, 2014

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors *	168,496	183,513	352,009
Seabord Services Corp. **	418,800		418,800
Total	$1,469,832	$487,004	$1,956,836

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
Management	$881,120	$374,120	$1,255,240
Outside directors *	175,798	35,223	211,021
Seabord Services Corp. **	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

		Share-based
For the year ended December 31, 2012	Salary or Fees	Payments	Total
Management	$742,003	$940,920	$1,682,923
Outside directors *	102,000	306,159	408,159
Seabord Services Corp. **	477,600	-	477,600
Total	$1,321,603	$1,247,079	$2,568,682

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

Table No. 13
TSX Venture Exchange Common Shares Trading Activity
- Sales -

		NYSE MKT		TSX-V
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
Prior fiscal years
Year ended	December 31, 2014	$1.23	$0.63	$1.93	$0.90
Year ended	December 31, 2013	$2.20	$0.78	$2.15	$0.86
Year ended	December 31, 2012	$2.88	$1.61	$2.75	$1.66
Year ended	December 31, 2011	N/A	N/A	$3.88	$1.66
Year ended	December 31, 2010	N/A	N/A	$3.48	$1.67

Prior Quarters
Quarter ended	Q1 - March 31, 2015	$0.81	$0.67	$0.97	$0.83
Quarter ended	Q4 - December 31, 2014	$0.89	$0.64	$0.98	$0.70
Quarter ended	Q3 - September 30, 2014	$0.82	$0.63	$0.88	$0.68
Quarter ended	Q2 - June 30, 2014	$1.08	$0.65	$1.19	$0.74
Quarter ended	Q1 - March 31, 2014	$1.23	$0.96	$1.325	$1.05
Quarter ended	Q4 - December 31, 2013	$1.30	$0.78	$1.30	$0.86
Quarter ended	Q3 - September 30, 2013	$1.50	$1.18	$1.56	$1.21
Quarter ended	Q2 - June 30, 2013	$2.08	$1.05	$2.10	$1.02
Quarter ended	Q1 - March 31, 2013	$2.20	$1.86	$2.15	$1.90

Last 6 months
Month ended	March 31, 2015	$0.78	$0.67	$0.94	$0.85
Month ended	February 28, 2015	$0.79	$0.70	$0.97	$0.85
Month ended	January 31, 2015	$0.81	$0.71	$0.97	$0.83
Month ended	December 31, 2014	$0.84	$0.69	$0.95	$0.87
Month ended	November 30, 2014	$0.89	$0.64	$0.98	$0.70
Month ended	October 31, 2014	$0.80	$0.65	$0.89	$0.72

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

Required Ownership of Capital by Directors
Part 13 of the Articles

13.4.          A director is not required to hold a share in the capital of the Company as qualification for their office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

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

ITEM 16B. CODE OF ETHICS

The Board of Directors of the Company has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems. To facilitate meeting this responsibility, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has:

•	adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees consultants and a written Code of Business Conduct and Ethics for Chief Executive Officer and Senior Financial Officers.
•	established a whistleblower policy which details complaint procedures for financial concerns.

Copies of the Code are available without charge to any person upon request from the Company’s Chief Financial Officer http://www.eurasianminerals.com/s/governance.asp?ReportID=619295 or at Eurasian’s headquarters at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Non-Audit Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2014	$110,160	41,820	0	0
December 31, 2013	$141,372	102,000	0	0

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)	The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column. These fees are related to the auditor’s reviews of the Company’s Form 20F and the Company’s first quarter interim financial statements in relation to the compliance and conversion to International Financial Reporting Standards.

(3)	The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning.

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

Bronco Creek Exploration Inc.
Incorporated June 12, 2002
Owned 100% by Eurasian Minerals Inc.
1815 E. Winsett Street
Tucson, AZ 85719-6547
United States of America
Phone:	520-624-4153
Fax:	520-624-4192

7.	State ment pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

8.	Other documents:

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
99.2	Consent of Eric Jensen
99.3	Consent of Michael Sheehan
99.4	Consent of Chris Spurway
99.5	Consent of Dean Turner
99.6	Seabord Agreement*

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EURASIAN MINERALS INC.

/s/ Christina Cepeliauskas

Chief Financial Officer
DATED: September 16, 2015

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