Form 20-F
period 2015-12-31
EURASIAN MINERALS INC
filed 2016-04-01
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to __________

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Common Shares, without par value	NYSE MKT LLC

Securities to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 73,534,710

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes_X_ No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes _X_ No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer   X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ___ Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes No   X    N/A

EURASIAN MINERALS INC.
FORM 20-F ANNUAL REPORT

Glossary of Geological and Mining Terms

Certain terms used in this Form 20-F are defined as follows:

Alunite: a hydrated aluminium potassium, sulfate mineral [(KAl3(SO4)2(OH)6].

Andesite: an extrusive igneous rock of intermediate composition with a fine grained to porphyritic texture.

Argillic Alteration: hydrothermal alteration of rock which introduces clay minerals including kaolinite, smectite and illite.

Assay: a quantitative chemical analysis of an ore, mineral or concentrate to determine the amount of specific elements.

Breccia: a coarse-grained clastic rock composed of broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Carbonate: a sedimentary rock made mainly of calcium carbonate (CaCO3).

Dacite: an extrusive igneous rock with a fine grained to porphyritic texture and intermediate in composition between andesite and rhyolite.

Diorite: a grey to dark-grey intermediate intrusive igneous rock composed principally of plagioclase feldspar, biotite, hornblende, and/or pyroxene.

Dike: a tabular igneous intrusion that cuts across the country rock, generally vertical in nature.

Doré: a mixture of predominantly gold and silver produced by a mine, usually in a bar form, before separation and refining into gold and silver by a refinery.

Epithermal: said of a hydrothermal mineral deposit formed within about 1 kilometer of the Earth’s surface and in the temperature range of 50oC to 200oC.

Feasibility Study: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

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

Greenfields: conceptual exploration; relying on the predictive power of ore genesis models to search for mineralization in relatively unexplored ground.

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

Indicated mineral resource: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred mineral resource: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

Jasperoid: a dense chert-like siliceous rock, in which chalcedony or cryptocrystalline quartz has replaced the carbonate materials of limestone or dolomite.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Leach: to dissolve minerals or metals out of ore with chemicals.

Limestone: a sedimentary rock consisting predominantly of calcium carbonate.

Lithocap: the shallow part of porphyry copper systems typically above the main Cu-Au/-Mo zone; upper alteration zone.

Measured mineral resource: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Metamorphic rock: rock which has been changed from igneous or sedimentary rock through heat and pressure into a new form of rock.

Mineral Reserve: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study. Mineral Resource: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying factors: is defined in the CIM Definition Standards (2014) as the considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

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

Pre-Feasibility Study: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Preliminary Economic Assessment: is defined in NI 43-101 and NI 43-101CP as a study, other than a pre-feasibility or feasibility study that includes an economic analysis of the potential viability of mineral resources. The term preliminary economic assessment can include a study commonly referred to as a scoping study. A preliminary economic assessment might be based on measured, indicated, or inferred mineral resources, or a combination of any of these. These types of economic analyses include disclosure of forecast mine production rates that might contain capital costs to develop and sustain the mining operation, operating costs, and projected cash flows.

Probable mineral reserve: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The Qualified Person(s) may elect to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve.

Proven mineral reserve: is defined in the CIM Definition Standards (2014) as referenced by NI 43-101 as the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

Pyroclastic: pertaining to clastic rock material formed by volcanic explosion or aerial expulsion from a volcanic vent; also, pertaining to rock texture of explosive origin.

Qualified Person: is defined in NI 43-101as an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires A. a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or B. a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining;

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

Skarn: metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron, and magnesium.

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

Terrane: a rock formation or assemblage of rock formations that share a common geologic history.

Tuff: a general term for consolidated pyroclastic rocks.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Vuggy: containing small cavities in a rock or vein, often with a mineral lining of different composition from that of the surrounding rock.

Linear Measurements
1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.59 square kilometers

Units of Weight
1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz.	=	31.1035 grams
1 troy oz. per short ton	=	34.2857 grams per metric tonne

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature Conversion Formulas
Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols
AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimeter
C.P.G.	Certified Professional Geologist
CSAMT	Controlled source audio-frequency magnetotellurics
Cu	copper
ESIA	Environmental & Social Impact Assessment
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
HSE	high sulphidation epithermal
ICP AES	inductively coupled plasma atomic emission spectroscopy
ICP MS	inductively coupled plasma mass spectroscopy
ICP MS/AAS	inductively coupled plasma mass spectroscopy/atomic absorption spectroscopy
IOCG	iron-oxide-copper-gold
IP	Induced polarization
JORC	Joint Ore Reserves Committee
JV	joint venture
kg	kilogram
km	kilometer
m	meter(s)
Ma	million years ago
Mn	manganese
Mo	molybdenum
n	number or count
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
PEA	Preliminary Economic Assessment
PGE	platinum group element
ppb	parts per billion
ppm	parts per million
QA	quality assurance
QC	quality control
QP	Qualified Person
sq	square

Frequently Used Abbreviations and Symbols
Sb	antimony
VMS	volcanogenic massive sulfide
Zn	zinc

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

The Company’s royalty and exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region. Eurasian started receiving royalty income as of August 17, 2012 when it acquired Bullion

Monarch Mining, Inc. (“Bullion Monarch” or “BULM”). This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

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

FORWARD-LOOKING STATEMENTS

The Company is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 20-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 1.A.1. Directors Table No. 1 lists as of 03/29/2016 the names of the Directors of the Company.

Table No. 1 Directors

Name	Age	Date First Elected of Appointed

Brian E. Bayley (1)(2)(3)(4)	63	May 13, 1996
David M. Cole (5)	54	November 24, 2003
Brian K. Levet (1)(2)(4)	63	March 18, 2011
Larry M. Okada (1)(2)(3)(6)	67	June 11, 2013
Michael D. Winn (3)(7)	54	November 24, 2003

(1)	Member of Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of Corporate Governance Committee
(4)	Suite 1703 – 595 Burrard Street, Vancouver, BC V7X 1S8
(5)	10001 W. Titan Road, Littleton, Colorado 80125
(6)	Suite 520 – 800 West Pender Street, Vancouver, BC V6C 2V6
(7)	Suite C – 381 Forest Avenue, Laguna Beach, California 92651

1.A.2. Senior Management

Table No. 2 lists, as of 03/29/2016, the names of the Senior Management of the Company.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment

David M. Cole (1)	54	November 24, 2003
Christina Cepeliauskas (2)	52	September 18, 2008
Kim Casswell (2)	59	November 13, 2015

(1)	10001 W. Titan Road, Littleton, Colorado 80125
(2)	Suite 501 – 543 Granville Street, Vancouver, BC V6C 1X8

Mr. Cole’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, liaison with lawyers-regulatory authorities-financial community/shareholders, and reporting to the Board of Directors.

Ms. Cepeliauskas’ business functions, as Chief Financial Officer, include responsibility for overseeing all of the Company’s financial administration, accounting, liaison with auditors-accountants and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors. Ms. Cepeliauskas may delegate all or part of her duties as Chief Financial Officer to a nominee from time to time.

Ms. Casswell’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Ms. Casswell may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

1.B. Advisers

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
609 Granville Street, Suite 1200
Vancouver, B.C. CANADA V7Y 1G6
Telephone: 604-687-0947
Facsimile: 604-687-6737

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION

3.A.1. and 3.A.2 Selected Financial Data

The selected financial data of the Company for the fiscal years ending December 31, 2015, 2014, 2013, 2012 and 2011 was derived from the financial statements of the Company that have been audited by Davidson and Company LLP, Independent Registered Public Accountants, as indicated in their audit report, which are included elsewhere in this Annual Report.

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

Table No. 3
Selected Financial Data
(CDN$)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
IFRS
Royalty income	$1,609,553	$2,247,334	$3,102,888	$1,750,975	$-
Exploration expenditures (net)	4,364,675	5,022,658	3,839,703	8,330,201	3,837,224
Net loss	(6,875,857)	(17,448,041)	(13,982,612)	(20,916,730)	(9,748,817)
Net loss per share - basic and diluted	(0.09)	(0.24)	(0.19)	(0.35)	(0.19)
Wtd. Avg. Shares	73,480,833	73,154,139	72,509,793	59,990,386	51,554,032
Period-end Shares	73,534,710	73,371,710	72,980,209	72,051,872	51,875,118

Working capital	5,787,109	7,096,916	14,217,999	22,702,855	40,742,549
Exploration and evaluation assets (net)	2,381,540	2,379,886	3,031,368	4,940,941	6,086,396
Royalty interest	28,798,980	29,327,960	35,063,725	38,738,592	-
Total assets	50,624,129	54,292,093	70,073,220	82,475,787	52,030,105
Share capital	117,000,052	116,766,102	116,151,675	114,414,001	77,122,016
Deficit	(94,305,878)	(87,430,021)	(69,981,980)	(55,999,368)	(35,097,315)

* Effective for the period ending December 31, 2011, the Company changed its fiscal year end from March 31 to December 31. Items related to the consolidated statement of loss for the year ended December 31, 2011 reflect balances for the nine months then ended.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the exchange rate means the Bank of Canada noon rate. The table sets forth the number of Canadian Dollars required to buy one U.S. dollar. The average exchange rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

Last 6 months ended	Average	High	Low	Close

February 2016	1.3794	1.4003	1.3510	1.3535
January 2016	1.4179	1.4602	1.3831	1.3970
December 2015	1.3709	1.3955	1.3342	1.3869
November 2015	1.3278	1.3375	1.3073	1.3367
October 2015	1.3063	1.3278	1.2890	1.3073
September 2015	1.3263	1.3409	1.3135	1.3400

Last Quarter & Last 5 Years
Fiscal Year Ended December 31, 2015	1.2783	1.3955	1.1613	1.3869
Fiscal Year Ended December 31, 2014	1.1041	1.1643	1.0627	1.1627
Fiscal Year Ended December 31, 2013	1.0298	1.0703	0.9835	1.0694
Fiscal Year Ended December 31, 2012	0.9996	1.0413	0.9675	0.9966
Fiscal Year Ended December 31, 2011	0.9888	1.0561	0.9440	1.0197

As of March 24, 2016, the exchange rate was CDN$1.3269 to US$1.

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

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

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

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or stream interest;
  methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
  various rights of the operator or third parties in or to the royalty or stream interest;
  production and other thresholds and caps applicable to payments of royalty or stream interests;
  the obligation of an operator to make payments on royalty and stream interests; and
  various defects or ambiguities in the agreement governing a royalty and stream interest.

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

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2015 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

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

Introduction

The Company’s corporate office is located at:

Suite 501, 543 Granville Street
Vancouver, British Columbia, Canada V6C 1X8
Telephone: (604) 688-6390
Facsimile: (604) 688-1157
Website: www.EurasianMinerals.com
Email: kcasswell@seabordservices.com

The contact person is: Kim Casswell, Corporate Secretary.

The Company’s registered and records office is located at Suite 704, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

The Company’s technical office is located at:

10001 W. Titan Road
Littleton, Colorado
United States of America, 80125
Telephone: 303-973-8585
Facsimile: 303-973-0715

The Company's fiscal year ends December 31.

The Company's Common Shares trade on the TSX-V under the symbol EMX and on the NYSE Market LLC under the symbol EMXX.

At December 31, 2015, the end of the Company's most recent fiscal year, there were 73,534,710 Common Shares issued and outstanding.

Incorporation and Name Changes

Eurasian Minerals Inc. was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX-V-listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, Eurasian continued into British Columbia from Alberta under the Business Corporations Act.

Eurasian’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 704 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

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

Fiscal Year ended December 31, 2013

Paul H. Zink ceased to be President of Eurasian Capital on January 31, 2013.

On February 27, 2013, the Company announced that its wholly-owned subsidiary, Eurasia Madencilik Ltd. Sti., had executed a definitive agreement with Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a private Turkish company, giving Tumad an option to acquire Eurasian’s Trab-23 gold (copper-molybdenum) porphyry project in northeast Turkey (the “Trab-23 Agreement”). The Trab-23 Agreement consists of: in-ground spending requirements to further develop the asset’s value; a revenue stream of annual earn-in and pre-production payments; and a revenue stream based upon production. See “Mineral Properties – Turkey”.

In April 2013 the Company announced the selection of the Iekelvare Designated Project in Sweden pursuant to the Alliance Agreement with Antofagasta Minerals S.A., a wholly-owned subsidiary of Antofagasta Plc, a Chilean mining company listed on the London Stock Exchange. Iekelvare joined Kiruna South as a Designated Project in Sweden. In March 2014 Antofagasta advised Eurasian that it was discontinuing further funding of the Kiruna South and Iekelvare Designated Projects.

Larry M. Okada was appointed to the Board of Directors on June 11, 2013.

On June 30, 2013, the Company announced the execution of an Option Agreement (the “Akarca Agreement”) to sell the Akarca property in northwest Turkey to Çolakoğlu for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Akarca Agreement gives Çolakoğlu, the option to acquire EMX’s 100%-owned Turkish subsidiary, AES Madencilik A.S. ("AES Turkey"), that controls the Akarca property. The Akarca Agreement required Çolakoğlu to make an up-front payment of US$250,000 and in order to exercise the option, drill up at least 5,000 meters by the end of the first year, and make a US$500,000 payment on exercise of the option. See “Mineral Properties – Turkey”.

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

On September 4, 2013, the Company announced that it had, through its wholly-owned subsidiary, Bronco Creek Exploration Inc. (“BCE” or “Bronco Creek”), entered into three option purchase agreements with Desert Star granting Desert Star options to acquire the Company’s Red Top, Copper Springs, and Copper King porphyry copper projects in Arizona. See “Mineral Properties – North America”.

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

On November 13, 2014, the Company announced the execution of an agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville Property located in the Hauraki goldfield of New Zealand’s North Island. The purchase and sale agreement included an execution payment of $100,000 ($50,000 received in January 2015) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold.

Pursuant to the amended agreement, L&M was to have paid the balance of the $100,000 execution payment, being $50,000 to the Company on or by no later than January 19, 2016. L&M is currently in default of this payment. See “Mineral Properties – Australia and New Zealand”.

Fiscal Year ended December 31, 2015

In February 2015, Mr. Paul H. Stephens was appointed to the Company’s advisory board.

In March 2015, Dr. Enders resigned from the position of Chief Operating Officer and as a Director of the Board. Dr. Enders will continue as a consultant and was appointed to the advisory board.

On May 4, 2015 the Company announced the signing of an Exploration and Option to Purchase Agreement, through its wholly owned subsidiary Bronco Creek, for the Superior West porphyry copper project with Kennecott (“Superior West Agreement”). The project is located adjacent to the Resolution porphyry copper project within the Superior Mining District, approximately 100 kilometers east of Phoenix, Arizona.

Commercial Terms Overview. Pursuant to the Superior West Agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the Superior West Agreement of US$149,187, and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the Agreement.

Upon exercise of the option the Company will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty covering 14 claims which are optioned (the “Optioned Claims”) from underlying claim holders by payment of US$4,000,000 to EMX. Except with respect to the Optioned Claims, the royalty is not capped and not subject to buy-down.

After exercise of the option, annual advanced minimum royalty (“AMR”) payments are due starting at US$125,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$200,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA"). Kennecott may make a one-time payment of US$4,000,000 to extinguish the obligation to make AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$4,000,000, and all AMR payments cease upon production from the properties.

In addition, Kennecott will make milestone payments consisting of:

  US$500,000 upon completion of an OMS or PEA;
  US$1,000,000 upon completion of a Prefeasibility Study; and
  US$2,500,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

On May 26, 2015 the Company reported the initial NI 43-101 resource estimate and Russian Federation project approvals for the Malmyzh copper-gold porphyry project. The Malmyzh exploration and mining licenses, located in the Russian Far East, are held by a Joint Venture between IG Copper LLC (“IGC”) (51%) and Freeport-McMoRan Exploration Corporation (“Freeport”) (49%), with IGC operating and managing the project. The Company is IGC’s largest shareholder with 42.2% of the issued and outstanding shares (37% on a fully diluted basis) resulting from investments totaling US $7.8 million. The Company’s investment in IGC is in recognition of the significant potential of the district-scale discovery at Malmyzh, as well as IGC’s success in acquiring additional exploration properties in a prospective region under-explored for its porphyry copper-gold potential.

On June 11, 2015 the Company announced that pursuant to the Company’s Stock Option Plan, an aggregate of 1,341,500 incentive stock options, exercisable at a price of $0.66 per share for a period of five years, has been granted to officers, directors, employees and consultants of the Company.

On July 13, 2015 the Company announced that the National Instrument 43-101 Standards of Disclosure for Mineral Projects technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" (the "Report") dated July 10, 2015 has been filed on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. On August 4, 2015 the Company announced the signing of an Exploration and Option to Purchase Agreement, through its wholly owned subsidiary Bronco Creek, for the Aguila de Cobre porphyry copper project (the "Aguila de Cobre Project") with Kennecott (“Aguila de Cobre Agreement”). The Aguila de Cobre Project is located approximately 120 kilometers west of Phoenix, Arizona in a relatively un-explored region of the Arizona porphyry copper belt.

Commercial Terms Overview. Pursuant to the Aguila de Cobre Agreement, Kennecott can earn a 100% interest in the Aguila de Cobre Project by making cash payments and performing exploration as follows (all amounts are US$):

Cash Payments:

  $25,000 upon execution of the Aguila de Cobre Agreement (firm commitment);
  $25,000 on the first and second anniversaries of the Agreement;
  $50,000 on the third anniversary of the Aguila de Cobre Agreement; and
  $100,000 upon exercise of the Option.

Exploration:

  Completing $250,000 of exploration expenditures (or paying the Company that amount) by the first anniversary of the Aguila de Cobre Agreement (firm commitment); and
  Completing an additional $3,750,000 of exploration expenditures (or paying the Company that amount) by the third anniversary of the Aguila de Cobre Agreement.

Upon exercise of the option, the Company will retain a 2% NSR royalty on the property. The royalty is not capped and not subject to buy-down. The Aguila de Cobre Agreement contains a one-mile area of interest provision.

After exercise of the option, AMR payments are due starting at $50,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to $100,000 upon completion of an OMS or PEA, after which Kennecott may make a one-time payment of $2,500,000 to extinguish the obligation to make future AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at $2,500,000, and all AMR payments cease upon production from the properties.

In addition, Kennecott will make milestone payments consisting of:

  $500,000 upon completion of an OMS or PEA;
  $500,000 upon completion of a Prefeasibility Study; and
  $1,000,000 upon completion of a Feasibility Study - this payment will be credited against future royalty payments.

On October 30, 2015 the Company announced that it has regained 100% control of the Akarca gold-silver project in Turkey (the “Property”). The Company had an agreement with Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, for an option to acquire AES Turkey, a Turkish corporation that controls the Property. Çolakoglu has advised the Company that it decided to forego exercising the option. Çolakoglu has made cash payments of US $350,000 to the Company while advancing the Property through substantial exploration and drilling programs, as well as metallurgical and environmental studies.

The Akarca project is a grassroots discovery highlighted by six separate gold-silver mineralized centers occurring within a district-scale area. Exploration completed to date includes 245 core and reverse circulation holes totaling about 26,400 meters of drilling and property-wide geologic mapping, geochemical sampling, and geophysical surveys. This work has been conducted primarily through partner-funded programs totaling over US $13 million that considerably advanced the project.

On November 2, 2015 the Company announced the sale of its interests in Haiti to joint venture partner Newmont Ventures Limited (“Newmont” or "NVL"), a wholly owned subsidiary of Newmont Mining Corporation (NYSE: NEM), for a US $4 million (CDN $5.3 million) cash payment and a retained 0.5% NSR royalty interest.

The now terminated Eurasian-Newmont joint ventures (the “Joint Ventures”) covered six designated exploration areas along a 130 kilometer trend of northern Haiti's Massif du Nord mineral belt. Since 2013, activities in the designated exploration areas have been limited to care and maintenance only.

Pursuant to the transaction, Newmont acquired all of the Company's interest in the Research Permit applications on the following terms:

  Newmont paid US $4 million (CDN $5.3 million) in cash to the Company at closing;
  The Joint Ventures were terminated;
  The Company retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas; and
  The Company retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

On November 16, 2015, the Company announced the resignation of Valerie Barlow as Corporate Secretary and the appointment of Kim Casswell in her place.

On November 23, 2015, the Company announced the signing of an Exploration and Option Agreement with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, for the Alankoy copper-gold property in northwestern Turkey. Black Sea has the option to earn a 100% interest in the subsidiary companies that control the property through work commitments, payments, and annual advance royalties (“AARs”). The Company will retain an uncapped production royalty for all minerals produced from the project. The royalty cannot be purchased in advance or otherwise reduced.

Commercial Terms. Pursuant to the Agreement, Black Sea has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a production royalty of 3% for gold, silver, and other precious metals and 2% for all other minerals produced from the project. To do so, Black Sea is to make payments to the Company and conduct exploration as follows:

  Pay US $25,000 upon signing the Agreement;
  Expend at least US $75,000 on exploration activities on or before the later of June 1, 2016 and the date on which drilling permits have been issued (the “Commencement Date”);
  Conduct at least 1,500 meters of exploration drilling by the first anniversary of the Commencement Date;
  Expend at least an additional US $200,000 on exploration activities by the second anniversary of the Commencement Date;
  Expend at least an aggregate of US $3,000,000 on exploration activities on or before the sixth anniversary of the date of the Agreement; and
  Pay 500 troy ounces of gold (or cash equivalent thereof) upon a decision to develop a mine on the project.

In addition, Black Sea is to make annual deliveries of gold bullion (or cash equivalent thereof) to the Company as AARs, as follows:

  37.5 troy ounces of gold delivered on the first anniversary of the date of the Agreement (this payment may be made in shares of Black Sea if at that time Black Sea is publicly traded on the TSX-V);
  75 troy ounces of gold delivered on the second and third anniversaries of the date of the Agreement; and
  100 troy ounces of gold delivered on all subsequent anniversaries until commencement of commercial production.

On November 24, 2015 the Company announced the signing of an Exploration and Option Agreement, through its wholly owned subsidiary Bronco Creek, for the Hardshell Skarn project (the "Hardshell Project") with Arizona Minerals Inc. (“AZ Minerals”). The Hardshell Project is located approximately 75 kilometers southeast of Tucson, Arizona within the Patagonia Mountains and adjacent to AZ Minerals' advancing Hermosa project.

Commercial Terms Overview. Pursuant to the Agreement, AZ Minerals can earn a 100% interest in the Hardshell Project by making cash payments totaling $85,000 (all amounts are US$). Upon exercise of the option the Company will retain a 2% NSR royalty on the Hardshell Project and receive AAR payments of $5,000 commencing on the first anniversary of the exercise of the option. The royalty is not capped and not subject to buy-down.

On December 10, 2015 the Company announced that IGC advises that an additional license has been granted for the Malmyzh copper-gold porphyry project in Far East Russia. The Malmyzh licenses are held by IGC (51%) and Freeport (49%), with IGC operating and managing the project. The new "Malmzyh Flanks" exploration license expands the Joint Venture's land position covering the Malmyzh district for a total of 226.9 square kilometers, and includes additional areas for potential infrastructure development as well as extensions to known exploration targets.

On December 23, 2015 the Company announced it has been advised of the initial shipment of material for processing from the Balya lead-zinc-silver royalty property by owner and operator Dedeman Balya Kursun Cinko Isletmeleri A.S. The Company retains an uncapped 4% net smelter return royalty on the Balya property, which is located in the historic Balya mining district of northwestern Turkey. The Dedeman group (collectively "Dedeman") includes privately-held Turkish mining companies with active operations that produce lead, zinc, silver, and chromite.

Subsequent to 2015

On February 23, 2016 the Company announced the execution of a purchase agreement for net smelter return royalty interests on the Maggie Creek and Afgan gold properties from Golden Predator US Holding Corp. (“Golden Predator”), a wholly-owned subsidiary of Till Capital Ltd. ("TCL"). Golden Predator owns a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property, which is located north-northeast of Newmont Mining Corporation's ("Newmont") Gold Quarry open pit operations on the Carlin Trend, and a 1% NSR royalty on all minerals for the Afgan property, which occurs on the Battle Mountain-Eureka Trend. The addition of these two royalty assets will strengthen the Company's growing Nevada gold portfolio that includes the Leeville royalty property on the Northern Carlin Trend, as well as the Maggie Creek South royalty property located south-southeast of Gold Quarry.

Commercial Terms Overview. A summary of the Agreement's commercial terms includes:

  Purchase by the Company of Golden Predator’s NSR royalties covering the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) properties;
  Issuance by the Company of 250,000 EMX shares to TCL as consideration for the purchase; and
  Approval by the TSX-V and NYSE MKT as a condition precedent to closing the transaction.

On March 7, 2016 the Company announced that the purchase of net smelter return royalty interests has been completed for the Maggie Creek and Afgan gold properties from Golden Predator after receiving approvals from the TSX-V and NYSE MKT.

4.B. BUSINESS OVERVIEW

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

The Company’s royalty and exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and the Asia-Pacific region. Eurasian started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch. This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

Government Regulation and Environmental Protection

Eurasian's current exploration activities are conducted in North America, Turkey, Europe, Haiti, Australia and New Zealand. Such activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining industry. Changes in these regulations or shifts in political attitudes are beyond Eurasian's control and may adversely affect Eurasian's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, income taxes, expropriation of property, repatriation of funds, environmental legislation and mine safety.

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

Eurasian’s current or future operations, including exploration and development activities on its properties, require permits from various governmental authorities, and such operations are, and will be, governed by laws and regulations governing exploration, development, taxes, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters. Compliance with these requirements may prove to be difficult and expensive. While Eurasian has properties in numerous jurisdictions, its most advanced projects are located in Turkey and the United States.

Governmental Regulation in Turkey

Mining Regulation

The legal mining regime in Turkey is principally governed by the Turkish Mining Law No. 3213, as amended most recently on February 4, 20151 for the purpose of eliminating and removing the problems as seen in practice, avoid the labour accidents, restate the mining license fees, governmental royalties, sanctions etc in order to make it more compliant with the most recent global conditions. The Turkish Mining Activities Implementation Communiqué was adopted and amended during the amendment of Turkish Mining Law on June 10, 2010; however, this Implementation Communiqué has not been amended yet in accordance with the latest amendments of Turkish Mining Law dated February 4, 2015. Turkey is still awaiting the adoption of the amendment of Implementation Communiqué to comply with latest amended Turkish Mining Law. The mining sector is regulated under the umbrella of the General Directorate of Mining Affairs of Republic of Turkey, a unit of the Ministry of Energy and Natural Resources of Republic of Turkey. Mining rights and minerals are exclusively owned by the Turkish state, and the ownership of minerals in Turkey is not subject to the ownership of the relevant land. The state, under the Turkish Mining Law and secondary mining legislation, delegates its rights to explore and operate to Turkish individuals or legal entities established under Turkish law by issuing licenses for a determined period of time in return for the payment of a royalty. There is no distinction between the mining rights that may be acquired by local investors and those that may be acquired by foreign investors so long as foreign investors establish a company in Turkey under Turkish law.

The General Directorate of Mining Affairs, a unit of the Ministry of Energy and Natural Resources of Republic of Turkey, is the authorized body to regulate mining activities and to issue mining licenses in Turkey. In addition, local administrative bodies of Turkey also have a certain level of authority relating to licenses and the regulation of mining facilities. Transferring the mining license is subject to the prior approval of the Ministry of Energy and Natural Resources of Republic of Turkey.

The Turkish Mining Law classifies underground resources in six different groups, and the licensing procedure for each group differs slightly. Briefly, the groups are as follows: (I) sand and gravel, (II) marble and other similar decorative stones, (III) mineral salts from seas, lakes and fresh waters, (IV) energy, metal and industrial minerals, including gold, silver, platinum, copper, lead, zinc, aluminum, uranium, thorium and radioactive minerals, (V) precious minerals such as gemstones, and (VI) a group of minerals which is not stated amongst these groups shall be identified by the Ministry of Energy and Natural Resources of Republic of Turkey under secondary legislation of Turkey.

There are two types of licenses granted for the exploration and operation of mines and one type of operation permit under the Turkish Mining Law, as follows:

______________________________________________
1 Turkish Mining Law No.3213 was first adopted on June 4, 1985 with several amendments on December 24, 1986, July 30, 1999, June 15, 2001, May 26 2004, June 3, 2007, June 10, 2010 and with the latest amendment on February 4, 2015.

  Group II (b), Group III, Group IV minerals at the first stage require general exploration licenses. Group V minerals require exploration certificates. Group I and Group II (a) and (c) are directly granted with operation licences.
  exploration license, enabling its holder to carry out general exploration activities (i.e., all mining activities other than those carried out for production) in a specific area issued for a period of two years for Group IV minerals including gold mining and one year for the other groups. If the license holder owning a group of minerals satisfies its obligations, the license holder owning Group IV minerals will have a right to an additional four years of detailed exploration; for Group II (b), Group III and Group V mines, the relevant license holder is obliged to meet the operation license’s requirements until the end of its general exploration period.
  operation license, enabling its holder to carry out operational activities within the same area as stated in the exploration license for the proved, potential and feasible mine reserve area. The term of the operation license for Group I (a) minerals are five years. The other groups of minerals are at least ten years depending on the specific project. The terms of the operation licenses may generally be extended upon the application of the license holder with a new operation project provided that such extension request is accepted by the General Directorate of Mining Affairs of Turkey. The term of the operation license for Group I (a) minerals cannot exceed thirty years, for Group II minerals cannot exceed forty years, and for other groups of minerals cannot exceed fifty years. Extension requests more than thirty years for Group I (a) minerals and forty years for Group II minerals are made directly to the Ministry of Energy and Natural Resources of Republic of Turkey and more than fifty years for other groups of minerals are made directly to Ministry of Council of Republic of Turkey.
  operation permit, enabling its holder to operate a specific mine as specified in the operation license and granted only for the proved mine reserves area that is determined during the prospecting period. The license holder, within three years following the issuance of the operation license shall obtain the required approvals, permits such as environmental impact assessment decision, ownership decision, land usage decision, workplace opening and operation permit and other permits stated under clause 7 of the Mining Law and then, accordingly, the license holder is granted the operation permit by the General Directorate of Mining Affairs of Turkey. The operation permit is required to be obtained until the end of the term of the operation license.

The Turkish Mining Law provides for different royalty percentages for different groups of mines. The royalty percentages for Group IV minerals, including gold, silver, platinum, lead copper, zinc, aluminum and uranium oxide minerals are in the below chart.

The Royalty Percentages For Group IV Minerals under Turkish Mining Law

Royalty(%)	Gold $/oz	Silver $/oz	Platinum $/oz	Copper $/oz	Lead $/oz	Zinc $/oz	Chrome $/T	Aluminum $/T	Uranium Oxide $/lb
2	<800	<10	<500	<5000	<1000	<1000	<100	<1000	<20
4	801-1250	11-20	501-1000	5001- 7500	1001- 2000	1001- 2500	101-300	1001-2000	20-40
6	1251-1500	21-25	1001- 1250	7501- 8000	2001- 2250	2501- 3000	301-500	2001-2350	41-80
8	1501-1750	25-30	1251- 1500	8001- 8500	2251- 2500	3001- 3500	501-700	2351-2600	81-110
10	1751-2000	31-35	1501- 1750	8501- 9000	2501- 3000	3501- 4000	701-900	2601-2850	111-140
14	2001-2250	36-40	1751- 2000	9001- 9500	3001- 3500	4001- 4500	901-1100	2851-3100	141-170
16	>2251	>41	>2001	>9501	>3501	>4501	>1101	>3101	>171

Environmental Regulation

In Turkey, where Eurasian’s most advanced projects are located, both the level of environmental regulation and its enforcement have become more stringent in recent years. Mining operations are subject to environmental laws and regulations promulgated by the Turkish Ministry of Environment and Urban Planning, the Ministry of Forestry and Water Works and regional and local authorities. The Turkish Mining Law amended in 2015 has brought more detailed provisions to the mining activities for the compliance of environmental rules. The Regulation on Environmental Impact Assessments, for example, requires any entity that is involved in activities that could have an environmental impact to prepare a Report of Environmental Impact Assessment or a Project Information File. No approvals, permits, incentives, or construction and occupancy licenses may be granted, nor any investments made, nor any tenders awarded for these projects unless and until the Turkish Ministry of Environment and Urban Planning issues a positive assessment of the environmental impact of the subject activities. The Turkish environmental laws and regulations also require certain businesses to comply with ongoing requirements to reduce the environmental impact of certain operations and activities, which also include mining activities. In addition, in Turkey, the issue of allocation of environmentally sensitive areas such as forest areas, hunting areas, special protection areas, national parks and agriculture areas for the granting of licenses for activities to be carried out in such areas is also regulated and is under the supervision of the Turkish Ministry of Forestry and Water Works.

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

Commercial Regulation

The Turkish Commercial Code numbered 6762, which was in effect as of 1957, has been amended substantially with the new Turkish Commercial Code numbered 6102 (the “New Turkish Commercial Code”). The New Turkish Commercial Code has come into force on July 1, 2012. The New Turkish Commercial Code is intended to provide for institutionalisation, increased competitive power and the establishment of increased public confidence, corporate governance and transparency, and permits joint stock companies and limited liability companies to be established with only one shareholder and with one board member.

Some of the key features of the New Turkish Code include the following:

  Companies are generally obliged to have a website online and to allocate a part of this website to publish certain issues, documents, financial statements and resolutions whether publicly traded or not.
  For joint stock companies, it is sufficient for the board of directors to consist of solely one member. A legal entity can also be a board member; however in this case, a natural person must be designated to represent the legal entity. There is no restriction and mandatory requirement for the board members to reside in Turkey and to be a Turkish citizen.
  Board members of a joint stock company are no longer required to be a shareholder in the company.
  The financial tables of a joint stock company are to be prepared in accordance with the financial reporting standards determined by the Turkish Accounting Standards Board. These standards are expected to be amended to comply with the International Financial Reporting Standards (“IFRS”).
  The New Turkish Commercial Code enables the board members to attend and to vote in meetings via transfer of image and voice according to the provisions of the articles of association of the company. The provisions regarding the meeting and decision quorum of the board of directors shall also be applicable if the meetings of the board of directors are held in an electronic environment.
  The New Turkish Commercial Code stipulates the rights of shareholders to attend, give proposals, declare opinions and vote at the general assembly of joint stock company via electronic means.
  The management and representation of a limited company may be performed by one or more managers. For a limited liability company, it is sufficient to have at least one manager. If there is more than one manager then there is a board of managers. In this situation, one of the managers is appointed by general assembly as a chairman of the board of managers. The President of board of managers has an authority to make all statements and declarations on behalf of the company. In any case, at least one shareholder must be appointed as a manager who has a right to manage and represent the limited liability company.
  The limited liability company must keep a share ledger. The share ledger shall reflect the following; names/titles and addresses of the shareholders, number of shares held by each shareholder, share transfer details, nominal value of shares, class of shares, encumbrances over the shares and the names/titles and addresses of beneficiaries of such encumbrances created over the shares.

  The limited liability company is obliged to keep the commercial books indicating the commercial transactions and asset structure of the company. The LLC shall observe and apply Turkish Accounting Standards as announced by the Turkish Accounting Standards Board, including the conceptual framework of accounting principles and interpretations while keeping its commercial books. An important change however, is that the compulsory accounting standards will adopt IFRS. The opening and closing of the books must be certified by a notary public.
  The manager(s) of a limited liability company must prepare and submit to the attention of the general assembly the financial charts, appendices and the activity report of the company for the preceding accounting period. This must be done in accordance with the Turkish Accounting Standards and within the first three months of the relevant accounting period (fiscal year) following the balance sheet date. The relevant Turkish Accounting Standards have been applicable from January 1, 2013.

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

Specialized Skill and Knowledge

All aspects of Eurasian’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

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

Business Cycle & Seasonality

Eurasian’s royalty and prospect generator business model is cyclical and is impacted by commodity prices and cycles; however, its business is not seasonal.

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

Employees

At December 31, 2015, Eurasian had 38 employees and consultants working at various locations throughout the world.

Foreign Operations

Many of Eurasian’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective.

Bankruptcy Reorganizations

There have not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against Eurasian within the three most recently completed financial years or the current financial year.

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

United States vs. Foreign Sales/Assets

At December 31, 2015, 2014 and 2013, the Company’s assets were located in North America, Turkey, Europe, Haiti, Australia and New Zealand.

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

It is important to note that even if the Company completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit for further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property.

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

Eurasian has been generating exploration projects for over twelve years, and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. In this time, EMX has built a portfolio of precious metal, base metal, polymetallic, and geothermal property and royalty interests that spans five continents and covers more than 1.5 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects advance. Eurasian supplements mineral property revenue streams and value creation by leveraging its technical expertise to make strategic investments in other companies or projects that provide shareholders with additional investment upside potential.

Eurasian's two material properties are the Leeville royalty property located in Nevada's Northern Carlin Trend (see page 35), and the Malmyzh copper-gold project which is a strategic investment located in the Russian Far East (see page 47). Additional property descriptions are included in this report, but the Company does not consider that individually these properties are material at this time.

Leeville and Royalty Property Overview

A material EMX asset is the Leeville royalty property acquired in the 2012 Bullion Monarch merger that covers portions of Newmont Mining Corporation’s (NYSE:NEM) Leeville, Turf, and Four Corners underground gold mining operations in the Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately US$1.26 million during the 12 months ending December 31, 2015. The royalty totaled 1,096 troy ounces of gold principally sourced from the Leeville mine, with minor contributions from other Newmont operations. The average realized gold price was US$1,160 per troy ounce. Newmont’s Turf Vent Shaft Project was commissioned in November 2015. Newmont has stated that the project will provide the ventilation required to “increase production”, and “unlock” additional resources at “greater Leeville” (see Newmont Mining Corp’s 10-K and 10-Q filings for 2014 and 2015). As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact may be. In addition, Newmont has delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville underground mining complex and across EMX's Leeville royalty property that covers portions of the Rita K and Full House exploration projects. These Newmont exploration successes underscore the prospectivity of the Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South royalty property was acquired in the 2012 merger with Bullion Monarch. The Maggie Creek royalty property is one of two royalties acquired from Golden Predator as a subsequent event in March 2016. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 4.8 square miles of prospective ground within about a mile of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX’s Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Sweden, Australia, Slovakia, and Peru. The second Nevada gold royalty property resulting from the March 2016 purchase from Golden Predator is the Afgan 1% NSR royalty. In Turkey, the Balya lead-zinc-silver royalty property in Turkey, which resulted from early EMX prospect generation success, underwent initial, small scale underground development in 2015. EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers Reservoir Minerals Inc.'s (TSX-V:RMC) Cukaru Peki copper-gold discovery. All of EMX's interests in Haiti are now converted into NSR royalties, with the sale of joint venture interests to Newmont resulting in a US$4 million cash payment as well as a 0.5% NSR royalty. The Viscaria iron-copper royalty, acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, has been actively advanced by Avalon Minerals Ltd. (“Avalon”) (ASX:AVI) with an updated JORC resource estimate and "scoping" study. In Australia, the Koonenberry gold project is being advanced by other companies, with EMX retaining various royalty interests that cover the project area. EMX’s geothermal interests in Slovakia and Peru provide royalty property diversification into energy assets that complement the Company’s mineral property portfolio.

In addition, all of EMX’s exploration properties optioned to, or joint ventured with, third parties include a royalty option. Many of these properties also provide advance minimum royalty or advance annual royalty payments that generate an early revenue stream to EMX’s benefit during earn-in. Additional details on Eurasian’s property portfolio are included in the following sections.

North America

Eurasian’s portfolio in North America totals 32 exploration and royalty properties covering more than 35,000 hectares. The properties are advanced through wholly-owned subsidiary Bronco Creek, and include porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and high-grade gold-silver vein projects. The exploration portfolio is comprised of 26 properties in Arizona, Nevada, Utah, and Wyoming. EMX currently has seven exploration projects partnered through BCE. In addition, there are six royalty properties, including the producing Leeville royalty (see above section), that are being advanced by partner companies.

The Company’s 2015 work focused on advancing partner funded projects, executing new agreements for available projects, identifying key royalty assets for purchase, generative exploration, business development, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with a number of potential partners for the available North American properties, as well as for regional exploration alliances.

Maggie Creek and Maggie Creek South Royalty Properties

The Maggie Creek property is located approximately two kilometers (~1.2 miles) north-northeast of Newmont's Gold Quarry mining operations on the Carlin Trend. EMX purchased the Maggie Creek 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals from Golden Predator in March 2016. The Maggie Creek unpatented lode mining claims are controlled by Renaissance Gold Inc. (TSX-V:REN). Maggie Creek occurs along the northeast projection of the Gold Quarry fault zone, which is an important mineralizing control at the Gold Quarry mine. Exploration has been conducted by companies that include Newmont, Barrick, Western States, Teck, Cordex, and Freeport. Most of the historic drilling consisted of shallow, vertical holes that did not thoroughly test Carlin-type targets in the "upper plate" or "lower plate" rocks of the Roberts Mountain Allocthon.

The recent acquisition of the Maggie Creek royalty complements EMX's Maggie Creek South 3% NSR royalty previously acquired in 2012. Maggie Creek South occurs approximately 1.5 kilometers (~1 mile) south-southeast of Gold Quarry, and covers about 5.2 square kilometers (2 square miles). Maggie Creek South occurs on the southeast projection of the Good Hope fault trend, which has an alignment of deposits along its length including Mike, Tusc, Mac, and Gold Quarry, as well as the down-dip projection of favorable host rocks.

Afgan Royalty Property

The Afgan property is located about 40 kilometers (25 miles) northwest of Eureka, Nevada on the Battle Mountain-Eureka Trend. EMX purchased the Afgan 1% NSR royalty as part of the March 2016 Golden Predator transaction that also included the Maggie Creek royalty (see above section). The Afgan unpatented lode mining claim block is controlled by McEwen Mining Inc. (NYSE:MUX, TSX:MUX). The property hosts a semi-continuous, 1,050 by 450 meter (~3,500 by 1,500 feet), north-northwest oriented zone of oxide gold mineralization delineated by historic drilling programs and hosting a historic resource. The mineralization occurs along the contact of thinly bedded siltstones of the Webb Formation with the underlying Devils Gate Limestone, which is a well documented geologic environment that can host Carlin-type deposits.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein.

In Q2, EMX executed an Exploration and Option to Purchase Agreement with Kennecott for the Superior West project. Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments. During Q3 and Q4, EMX conducted partner funded geologic mapping, geochemical sampling, geophysical surveying, and drill permitting work programs on the project.

Aguila de Cobre Property

Aguila de Cobre is located approximately 120 kilometers west of Phoenix, Arizona in a relatively un-explored region of the Arizona porphyry copper belt. The property covers an area of shallow post-mineral cover ringed to the west by outcrops that exhibit alteration and mineralization characteristic of the margins of porphyry copper systems and developed over a broad area of >20 square kilometers. The alteration patterns vector towards the project's covered area, and highlight two distinct porphyry copper targets.

In Q3, EMX executed an Exploration and Option to Purchase Agreement with Kennecott for the Aguila de Cobre project. Kennecott may earn a 100% interest in the project by completing US$4 million in exploration expenditures and making cash payments totaling US$225,000 over a four year period, after which EMX will retain a 2% NSR in addition to annual advance minimum royalty and certain project milestone payments.

Aguila de Cobre was the second property partnered with Kennecott in 2015.

Hardshell Skarn Property

The Hardshell Skarn project is located approximately 75 kilometers southeast of Tucson, Arizona within the Patagonia Mountains. The property lies between the Sunnyside porphyry copper system (Regal Resources Inc.) to the west, the Hermosa-Taylor project (AZ Minerals Inc.) to the east, and the historic Trench mine to the north. EMX has targeted base and precious metals mineralization hosted in skarn and replacement bodies within a series of Paleozoic limestones.

An Exploration and Option Agreement was executed in Q4 for the Hardshell Skarn project with Arizona Minerals Inc.. AZ Minerals can earn a 100% interest in the project by making cash payments totaling US$85,000, and upon exercise of the option EMX will retain a 2% NSR royalty and receive annual advanced royalty payments. The EMX royalty is not capped and not subject to buy-down.

Copper King, Red Top, and Copper Springs Properties

The Copper King, Red Top, and Copper Springs properties are three porphyry copper-molybdenum projects located in the Globe-Miami and Superior (Pioneer) mining districts. EMX executed three separate Option Purchase Agreements with Desert Star whereby Desert Star could acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty.

During 2015, EMX assisted Desert Star with permitting at the Copper King and Red Top properties in preparation for reconnaissance drill programs anticipated in 2016. In Q1 2015, Eurasian regained 100% control of the Copper Springs project after Desert Star elected not to exercise its option for the property.

Yerington West Property

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (“Entrée”) (TSX:ETG, NYSE MKT:EGI). The project comprises a porphyry copper-molybdenum target and a copper-iron skarn target beneath cover rocks. Entrée continued their work on the adjacent Ann Mason property, including an updated PEA study. EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

Buckhorn Creek Property

The Buckhorn Creek copper-molybdenum project is located in the porphyry copper belt of southern Arizona. The property was optioned to Savant in 2013. In Q3, Savant terminated the option agreement and the project returned to 100% EMX control. Savant advanced Buckhorn Creek by funding geologic mapping and geophysical surveys, as well as completing access agreements and permitting for proposed drill sites. BCE’s recognition of post-mineral structural relationships, and the application of alteration and geochemical zoning patterns in that context, has identified porphyry copper targets that remain untested.

Cathedral Well Property

The Cathedral Well project is located at the southern end of the Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine. Eurasian announced the execution of an option agreement with Ely Gold for the Cathedral Well property in June 2014. Ely Gold may earn a 100% interest in the property by making staged option payments and granting EMX a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. After earning 100% interest in the project, Ely Gold will pay EMX annual advance royalties until commencement of commercial production. Eurasian understands that Ely Gold drill tested multiple targets across the consolidated Green Springs property position in 2015.

Other Work Conducted by Eurasian in the U.S.

EMX continued evaluation of property and royalty acquisition opportunities in North America and streamlined the portfolio by dropping low priority projects. The generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. EMX acquired the Golden Sunrise and other gold projects in Nevada by staking open ground. In addition, a new sediment-hosted copper exploration program led by consulting geologist Dr. Jon Thorson was initiated.

Eurasian elected to drop the Frazier Creek and Rush Basin projects due to a lack of encouraging exploration results.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Turkey

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Five of the seven EMX projects in Turkey are being advanced by partner companies, with two royalty properties (Balya and Aktutan) and three properties optioned for a retained royalty interest (Alankoy, Golcuk and Trab-23). The remaining two properties, the Akarca epithermal gold-silver project and Sisorta epithermal gold project, are 100% controlled by Eurasian and currently available for sale or partnership.

As a component of EMX's streamlining of operations and cost reductions, Eurasian's Ankara exploration office was closed in 2015. To manage its interests in Turkey, the Company retained the services of Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”). Dama is an internationally recognized engineering company based in Ankara led by General Manager Sabri Karahan. Dama, under Mr. Karahan's direction, is managing EMX’s mineral licenses, exploration programs, and administrative functions in Turkey.

Akarca Property

The Akarca Property is a 2006 Eurasian grassroots exploration discovery in Turkey’s Western Anatolia region. EMX regained 100% control of Akarca after Çolakoglu advised EMX that it would not exercise its option to acquire the project. The Akarca agreement with Çolakoğlu required an up-front payment of US$250,000 and drilling of at least 5,000 meters by the end of the first year (2014). Both of these conditions were met. In January, 2015 Eurasian granted Çolakoğlu a six month extension from February, 2015 to exercise its option. As a condition of this extension, Çolakoğlu paid EMX US$100,000 (non-refundable) from the total US$500,000 payment required to exercise the option. Overall, Çolakoğlu paid a total of US$350,000 to EMX, and conducted substantial drilling, trenching, geological mapping, geochemical sampling, and technical studies. Akarca is now available for sale or partnership, and EMX is engaged in discussions with several interested parties.

The Akarca project area currently has six drill defined zones of epithermal gold-silver mineralization. Since its discovery, 245 core and reverse circulation holes totaling about 26,400 meters have been drilled. Summaries of the six zones are given below.

  Kucukhugla Tepe is a 700 meter long, northwest trending zone of parallel vein systems that locally host higher grade mineralization. Drill results include an oxide intercept in AKC-131 of 58.5 meters (31.5-90.0 m) averaging 2.00 g/t gold and 15.3 g/t silver, with a high-grade sub-interval of 2.6 meters averaging 35.31 g/t gold and 226.6 g/t silver (true widths are 45% of reported interval lengths). The zone remains open along strike.

  Fula Tepe is a broad corridor of veining and silicification with a strike length of 950 meters and width of over 400 meters. Drill results include an oxide intercept in AKC-120 of 19.8 meters (28.9-48.7 m) averaging 8.49 g/t gold and 60.3 g/t silver, with a sub-interval of 1.0 meter assaying 155.50 g/t gold and 1060 g/t silver (true widths are 64% of reported interval lengths). The system remains open along strike to the northeast and southwest.

  The Hugla Tepe prospect is a 650 meter long zone of oxide gold-silver mineralization, quartz veining and IP-resistivity anomalies. The zone is oriented along a northeast strike direction that is parallel to, and approximately 400 meters southeast of, Fula Tepe.

  A target halfway between Hugla and Fula Tepe was drilled as a northeast aligned fence of holes at approximately 100 meter spacing. This drilling intersected gold-silver mineralization along a 550 meter northeast trend, and defines a newly recognized zone of concealed mineralization lying between the Hugla and Fula Tepe prospects.

  Sarikaya Tepe is the furthest west of the known zones of mineralization, and forms a distinctive north-south trending topographic high held up by multiple vein sets and silicified wall rocks. Sarikaya is notable for hosting higher-grade mineralization, including an oxide intercept reported from AKC-70 of 36.4 meters (0-36.4 m) averaging 5.67 g/t gold and 53.31 g/t silver, with a sub-interval of 2.15 meters averaging 89.34 g/t gold and 835.16 g/t silver (true widths interpreted as 60-75% of reported interval lengths).

  Percem Tepe occurs on the east side of the property, and hosts gold-silver mineralization in two bodies of silicified, brecciated, and veined material that appear to be gently dipping to the northeast. This style of mineralization is a distinctive feature of Percem Tepe, in which broad zones of mineralized breccias and replacement bodies have been encountered. Drill results include an oxide intercept in AKC-74 starting at 18.2 meters of 101.0 meters averaging 1.25 g/t gold and 7.95 g/t silver (true width interpreted as 65-75% of reported interval length).

  Arap Tepe hosts near-surface oxide gold-silver mineralization developed in a series of east-west zones of mineralization. Only one of these zones has been systematically drilled (Zone A), with the other zones presenting upside exploration opportunities.

The exploration successes at Akarca have led to in-the-ground investments of over $13 million, mostly by partner companies. In addition to drilling, 3100 rock and 3200 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, more than 11 line kilometers of trench sampling, and a property-wide gravity survey have been completed. The Akarca property is currently available for partnership.

Refer to EMX's SEDAR filed Akarca Technical Report and news releases dated July 19, 2012, January 18, 2013, March 1, 2013, June 20, 2013, August 22, 2013, January 27, 2014, July 17, 2014, March 2, 2015, and October 30, 2015 for more information on the Akarca exploration results and a description of the QA and QC measures used for the project.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate the resources are described in EMX’s news release dated June 16, 2009 and in the July 31, 2009 SEDAR filed report titled "Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey. The three year trailing average London fix gold price as of July, 2009 was $US 785/troy ounce.

The Sisorta property had been in a joint venture with project manager Chesser Resources Ltd. (“Chesser”) (51%) and EMX (49%) since 2007. In March 2015, EMX purchased Chesser's interest in the property, and assumed management of the project.

The principle technical developments subsequent to the Sisorta technical report resulted from an option granted to Çolakoğlu to buy the Sisorta property in 2012, but the agreement was terminated in 2013. Çolakoğlu advised that it completed a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$2.5 million in expenditures before terminating its option. Chesser reported highlights from Çolakoğlu’s drilling in a June 19, 2013 news release including: a) the best drill intercept to date of 32.4 meters averaging 8.38 g/t gold and starting from the surface (true width unknown), b) mineralized drill intercepts outside the current resource that increase the gold zone’s lateral extent, and c) porphyry copper-gold targets that remain to be tested.

As Sisorta is now a 100% controlled asset of EMX, the Company is evaluating the property's exploration upside, while pursuing partnership opportunities with third parties.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman in 2006.

EMX understands that since acquiring the property, Dedeman has completed over 36,000 meters of diamond drilling in addition to re-initiating underground development at the Hastanetepe deposit in Q1 2015. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestone and dacitic intrusions. Dedeman's 2015 development work concentrated on an area of shallow, high grade mineralization on the northeast margin of Hastanetepe, with a production shaft and two working levels at 45 and 75 meters below the surface. Dedeman advised in Q4 2015 that they had produced and stockpiled approximately 6,000 tonnes of run-of-mine material during the year. The first shipments of material were trucked to Dedeman's mill at Kayseri for test processing.

Golcuk Property

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (“Pasinex”) (CSE:PSE) signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 0.9% within six years of the agreement date for US$1 million. Pasinex’s programs have identified a number of additional mineralized targets on the property, and their work in 2015 included: a) structural and alteration studies of the copper-silver mineralized zones, b) 1,000 meters of core drilling in the main target area, and c) petrologic studies. Pasinex is planning to continue with follow-up exploration programs in 2016.

Trab-23 Property

The Trab-23 property is located in northeast Turkey. The project hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad executed an option agreement in February 2013 granting it an option to acquire Trab-23 from EMX. The Trab-23 agreement provided for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. Tumad's original drill requirements for 2015 were not met, and Eurasian has accepted a revision of the agreement requirements to include 3,000 meters of exploration drilling on or before September 11, 2016.

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

An option agreement with Ferrite was executed in December 2013. Ferrite terminated the option and returned the property to EMX in Q4 2015.

Subsequently, EMX signed an Exploration and Option Agreement for Alankoy with Black Sea in November 2015. Black Sea has the option to earn a 100% interest in the Alankoy project through work commitments, payments, and annual advance royalties. EMX will retain an uncapped production royalty of 3% for gold, silver, and other precious metals, and 2% for all other minerals produced from the property. The royalty cannot be purchased in advance or otherwise reduced.

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

Australia and New Zealand

The Company's programs in the Australia and New Zealand region operated at a reduced expenditure rate during 2015. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under royalty agreements with EMX. The Sisters copper-cobalt property, also in New South Wales, was relinquished during 2015 due to a lack of encouraging results. In Western Australia, EMX's generative work resulted in the submission of applications for the East Kimberley bedded copper exploration project. In New Zealand, the Neavesville gold-silver project was advanced with a partner funded drill program.

Koonenberry Property

The Koonenberry gold project is positioned along the regional-scale Koonenberry fault in southeastern Australia. The distribution of gold occurrences and gold geochemical anomalies are coincident with prominent structural features related to the Koonenberry fault. The majority of the project is under an Exploration and Option Agreement with NQM, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in. During 2015, NQM conducted geologic studies to identify prospective targets on the property, and subsequently relinquished lower priority licenses. Also during the year, Arastra Exploration relinquished their holdings covering portions of the Koonenberry project not included in the NQM Agreement, with EMX and NQM electing not to acquire the ground. The Koonenberry project is now covered by 524 square kilometers of exploration tenements.

Neavesville Property

The Neavesville project consists of a single exploration permit, totaling over 30 square kilometers, in the Hauraki goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki goldfield.

The project is under a definitive agreement with L&M giving L&M the right to acquire the wholly-owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian.

An L&M funded three hole (817.2 m) reconnaissance drill program was conducted in 2015 that intersected alteration and anomalous gold-silver mineralization projected beneath the historic Ajax underground workings and open pit. Also in 2015, the Neavesville exploration permits were amalgamated into a single permit (EP 51767). The permit was renewed for an additional five year period, and is now valid through April, 2020 pending timely completion of statutory work programs.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

Europe

Scandinavia is a favorable jurisdiction for mineral exploration and development, and Eurasian has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. The Company continued to reduce expenditures in Scandinavia during 2015 while examining ways to add value and pursue strategic partnerships. In addition to the exploration properties in Sweden and Norway, EMX also has a royalty interest in northern Sweden's Viscaria project, as well as a portfolio of royalty interests in Serbia that includes Reservoir's Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes the volcanogenic massive sulfide ("VMS") projects at Gumsberg and Adak. In 2015, EMX made a strategic decision to focus its attention on its VMS projects in the Bergslagen and Skellefteå mining districts in southern and central Sweden, respectively.

Key exploration projects in Sweden are summarized below:

  The Gumsberg polymetallic (lead-zinc-silver-copper-gold) VMS property occurs in the historic Bergslagen District of southern Sweden. In Q1 2015, a geophysical program was executed that appears to map extensions of known bodies of mineralization along strike, and has identified new exploration targets. Follow-up reconnaissance work was conducted during the summer field season, with additional field work scheduled for early 2016.

  The Adak project is located in the Skellefteå mining district, and has a record of historic production from four mining areas that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization. Multiple additional exploration targets exist within the project area, including projections of mineralization down dip and along strike from the historic workings, along with several undrilled geophysical anomalies.

The Iekelvare project, and portions of the Storåsen and Sakkek-Pikkujärvi projects were dropped in 2015 due to a lack of encouraging results. Eurasian closed its office in Kiruna in Q1 2015 to reduce expenditures.

EMX also holds an effective 0.5% NSR royalty interest in Avalon’s Viscaria iron-copper property located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Avalon conducted ongoing drilling and commenced ESIA permitting during 2015. In Q4, Avalon completed an updated mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario.

Norway

EMX initiated a program in 2014 to evaluate IOCG, VMS, and other opportunities in Norway, and has since acquired the Burfjord and Tynset properties by applying for exploration permits on open ground. Burfjord contains IOCG-type targets in northern Norway, and is marked by numerous small scale historic mines and prospects, as well as outcropping copper and gold mineralization that surround the flanks of a 6 kilometer by 4 kilometer doubly-plunging anticlinal structure. The Tynset project (consolidated from the Storbekken and Sivilldalen properties) represents a greater than 30 kilometer trend of VMS-style mineralization near the historic Røros mining district in southern Norway. The Tynset project encompasses multiple areas of historic mine workings and exploration prospects, some of which expose gold-rich styles of VMS mineralization. Little modern exploration has taken place along the trend, with the last programs being conducted in the mid-1980’s.

Also in 2015, EMX evaluated multiple other projects in the region, decided to drop low priority projects as the licenses expire (i.e., Hatt, Vaddas, and Melkedalen), and continued to assess additional project areas in Norway for acquisition.

Royalty Properties in Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West and Deli Jovan, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the Brestovac and Jasikovo properties, which along with Brestovac West, are included in the Timok Project joint venture between Reservoir (45%) and Freeport (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit. In January 2014, Reservoir announced an initial NI 43-101 resource estimate for the Cukaru Peki deposit’s High Sulphidation Epithermal (HSE) Upper Zone of copper and gold mineralization. According to Reservoir, the HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be 65.3 million tonnes at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent. Reservoir announced in a March 2015 that a 2015 budget of US$ 18.7 million had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study". Subsequently, Reservoir reported Cukaru Peki drill results in Q3 and Q4 2015 from the HSE Upper Zone, as well as the porphyry style Lower Zone.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

Haiti

Eurasian and Newmont Ventures Limited (collectively, the “JV” or "Joint Venture"), had been exploring a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt since 2008, with Newmont funding and managing the Joint Venture. EMX’s 100% controlled Grand Bois gold-copper project was not subject to the JV with Newmont. The Joint Venture projects with Newmont and EMX’s Grand Bois project had been on care and maintenance status since 2013, when the Haitian government suspended its Mining Convention process while it began working on a new mining law with the help of the World Bank. Haiti's work on the new mining law is ongoing.

EMX sold its Haiti Joint Venture interests in Q4 2015 to Newmont. The now terminated EMX-Newmont Joint Ventures covered six designated exploration areas in northern Haiti. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms:

  Newmont paid US$4 million (CDN $5.3 million) in cash to EMX at closing;
  The Joint Ventures were terminated;
  EMX retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas;

EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

As a subsequent event in February 2016, EMX sold its 100% controlled Grand Bois project, which was outside the Joint Ventures with Newmont, to a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

As a result of these two transactions, all of EMX's interests in Haiti have now been converted into NSR royalties.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments

IG Copper LLC

EMX is a strategic investor in IGC, a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Shelekhovo and Salasinskaya, ~150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with approximately 42% of the issued and outstanding shares (37% equity position on a fully-diluted basis) from investments totaling US$7.8 million. EMX's investment in IGC and the Malmyzh project is material to the Company.

Malmyzh Project

Malmyzh is a grassroots, district-scale discovery with 14 porphyry copper-gold centers identified within a 16 by 5 kilometer intrusive corridor. The project, which occurs 220 kilometers northeast of the Russia-China border at Khabarovsk, has excellent logistics and available infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

The property’s 152.8 square kilometers (15,280 hectares) of exploration and mining licenses consist of: 1) HAB 02018 granted 9/18/2006 and expiring 12/31/2026, and 2) HAB 02334 granted 7/23/2010 and expiring 12/31/2030. A 2015 addition to the property position consisted of the "Malmyzh Flanks" exploration license (HAB 02746 BP) granted 10/26/2015, expiring 12/31/2022, and covering 74.1 square kilometers (7,410 hectares). This new Malmyzh license expanded the land position for a total of 226.9 square kilometers (22,690 hectares), and includes additional areas for potential project development as well as extensions to known exploration targets. IGC advises that the terms for the licenses can be granted extensions.

Copper-gold mineralization occurs in diorite porphyry intrusives, as well as in hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 1 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth. The extent of the porphyry copper-gold mineralized systems has not been fully determined within the Malmyzh district. Much of the property has more than 15 meters of cover and is undrilled, thereby providing exploration upside potential for additional discoveries.

Project drilling totals about 70,500 meters in over 211 core holes, with the majority of the drilling (~55,000 m) concentrated on defining the Valley, Central, Freedom (Southeast), and Flats deposits at nominal 200 by 200 meter centers, and generally to less than 500 meters depth. Based on the project drilling, Wardell Armstrong International (“WAI”) provided a statement of inferred resources for these four deposits under NI 43-101 and CIM definition standards. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent. Copper equivalent (CuEq) was calculated as Cu% + (Au g/t * 0.5) based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

The copper-gold mineralization in the Valley, Central, Freedom (Southeast), and Flats resource deposits have favorable open-pit geometries with potentially low stripping ratios. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources. All four resource deposits are open at depth (> 350-600 m), and importantly, there are zones of shallow, higher grade copper-gold mineralization at the Valley and Freedom (SE) deposits, and high grade below the resource pit at Central. Furthermore, there is higher grade copper-gold mineralization at the Freedom (NW) prospect not currently included in the Malmyzh inferred resource estimate due to the need for in-fill drilling.

IGC advised that the Malmyzh joint venture had also advanced Malmyzh in 2015 by receiving approval of the “official on balance C1+C2 reserves” from the GKZ (State Reserves Committee), the government agency authorized to approve resources and reserves in the Russian Federation, and that the required project report (i.e. the "TEO of Temporary Conditions") had been accepted. The Malmyzh “official government approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101. The GKZ “official reserves” have now been listed and added to the “State Balance of Reserves”. IGC has also advised that the “prospecting phase” of the Malmyzh exploration and mining licenses were successfully completed.

The Company understands the Joint Venture has filed documents to continue to the advanced exploration and mining phase ("TEO of Permanent Conditions") of the project's development as required for “strategically significant” deposits in the Russian Federation. IGC has informed EMX that the process is moving forward at a steady pace. Government support for IGC and the Joint Venture is underscored by the recent award of a "Certificate of First Discovery" for the Malmyzh project. This important acknowledgement officially recognizes the Joint Venture's sole responsibility for an important grassroots discovery and serves to further underpin support for achieving government approvals. This recognition is complemented by the "Explorer of the Year" award received at the 2015 MINEX Forum in Moscow.

Overall, the Russian government strongly supports mining investment and development in their Far East Krais (administrative regions), as evidenced by tax incentives and IGC's recent agreement with the Far East Development Fund to facilitate high-level investments from across the Russian Federation and Asia. Taken together, IGC is encouraged by, and appreciative of, these strong measures of support for advancing a project recognized as an exceptional asset with world-class potential.

Eurasian is an investor in IGC, and as a result there are no direct holding costs to the Company, and no underlying agreements or royalties. Notwithstanding, IGC advises that the required payments to keep the Malmyzh property in good standing are nominal, consisting of "subsoil usage license fees" and "rental" fees for forested areas that total approximately US$30,000 to $50,000 per year. Regarding the joint venture agreement, IGC and FMEC fund at their respective level of ownership interest, or dilute. Should either company dilute to less than a 10% interest, remaining ownership is converted to a US$0.005 (one-half cent) per pound copper equivalent reserve payment, which remains in effect through the life of mine. Freeport retains no claw-back or NSR provisions.

As IGC continues to advance Malmyzh, several companies have expressed interest in the project.

Shelekhovo and Salasinskaya Projects

IGC also has 100% control of the 390 square kilometer Shelekhovo property (also known as Shelekhovskaya), and the nearby 260 square kilometer Salasinskaya property. At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite. IGC conducted reconnaissance field mapping and geochemical sampling at Shelekhovo during 2015. Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. The regional geology has been mapped as Cretaceous-age sedimentary sequences intruded by granitic and granodioritic rocks. Both properties occur approximately 150 kilometers along trend to the northeast of Malmyzh. Together, the Malmyzh, Salasinskaya, and Shelekhovo properties cover approximately 877 square kilometers of exploration ground occurring along a ~200 kilometer belt of prospective Cretaceous-age arc terrane rocks.

Further discussion of IGC’s exploration results and EMX’s due diligence data verification and QA and QC procedures can be found in the Company’s May 26, November 4, and December 10, 2015 news releases, as well as in the SEDAR filed Malmyzh Technical Report with an effective date of May 1, 2015.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. ("Revelo") (TSX-V:RVL), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo controls approximately 350,000 hectares of 100% owned exploration tenements. The portfolio is comprised of exploration projects prospective for copper, gold and silver, including the Montezuma project under JV agreement with a subsidiary of Newmont Mining Corp. Revelo also retains a 2% royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

Geothermal Royalties

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to SGL for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production.

Slovakia

EMX’s geothermal royalty properties in Slovakia are located in the Ziar Basin of west-central Slovakia, as well as in the eastern part of the country, including the Pannonian Basin. SGL advises that its 2015 work included identifying drilling sites and ongoing resource reviews. Eurasian understands that SGL is actively discussing project financing and power purchasing agreements with various third parties in Europe to fund pre and early stage drilling activities.

Peru

EMX has royalties on SGL geothermal licenses that occur in prospective regions of Peru’s Western and Eastern Cordillera. SGL advises that a lack of available transmission capacity is delaying the growth of the Peruvian geothermal industry. SGL states that it is optimistic the current environment will improve over time.

ITEM 4A. UNRESOLVED STAFF COMMENTS

--- No Disclosure Necessary ---

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2015, 2014 and 2013

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at March 24, 2016 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2015, 2014 and 2013 and the related notes thereto.

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

On August 17, 2012, the Company and its wholly-owned subsidiary, EMX (Utah) Corp. completed an Agreement and Plan of Acquisition with Bullion Monarch whereby the Company acquired 100% of the issued and outstanding shares of Bullion Monarch.

The Company’s working capital position at December 31, 2015 was $5,787,109. With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures from the date of this Form 20-F, the Company will need to obtain additional cash and anticipates either financing or selling one or more of its assets.

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

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch, the holder of a royalty income stream whose functional currency is the United States dollar.

DESCRIPTION OF BUSINESS

Eurasian is a Tier 1 company that trades on the TSX Venture and the NYSE MKT exchanges. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow helps to provide a foundation for supporting the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for project acquisitions and other business objectives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

EXPLORATION REVIEW

PROPERTY OVERVIEW

LEEVILLE & OTHER CARLIN TREND ROYALTY PROPERTIES

A material EMX asset is the Leeville royalty property acquired in the 2012 Bullion Monarch merger that covers portions of Newmont Mining Corporation’s Leeville, Turf, and Four Corners underground gold mining operations in the Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately US$1.26 million during the 12 months ending December 31, 2015. The royalty totaled 1,096 troy ounces of gold principally sourced from the Leeville mine, with minor contributions from other Newmont operations. The average realized gold price was US$1,160 per troy ounce. Newmont’s Turf Vent Shaft Project was commissioned in November 2015. Newmont has stated that the project will provide the ventilation required to “increase production”, and “unlock” additional resources at “greater Leeville” (see Newmont Mining Corp’s 10-K and 10-Q filings for 2014 and 2015). As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact may be. In addition, Newmont has delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville underground mining complex and across EMX's Leeville royalty property that covers portions of the Rita K and Full House exploration projects. These Newmont exploration successes underscore the prospectivity of the Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South royalty property, acquired in the 2012 merger with Bullion Monarch, occurs on the southeast projection of the Good Hope fault trend, which has an alignment of deposits along its length including Mike, Tusc, Mac, and Gold Quarry. The Maggie Creek royalty property, acquired from Golden Predator as a subsequent event in March 2016, occurs along the northeast projection of the Gold Quarry fault zone, which is an important mineralizing control at the Gold Quarry mine. These two properties collectively cover approximately 4.8 square miles of prospective ground within about a mile of Newmont’s Gold Quarry open pit mining operation.

NORTH AMERICA

Eurasian’s portfolio in North America is comprised of 32 properties and includes porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and gold-silver vein projects in Arizona, Nevada, Utah, Wyoming, and Oregon. The portfolio is advanced through Eurasian’s wholly-owned subsidiary Bronco Creek, with thirteen of the properties under partnership with third parties. Six of the partnered properties are EMX royalty properties, including the Northern Carlin Trend's Leeville royalty (see Leeville and Other Carlin Trend Royalties section), and seven of the partnered properties are exploration projects under option agreements that include an EMX retained royalty interest. The remaining 19 exploration projects are available for partnership.

The Company’s 2015 work focused on advancing partner funded projects, executing new agreements for available EMX projects, identifying key royalty assets for purchase, generative exploration, business development, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects as summarized below.

  As a subsequent event in March 2016, the Company executed a purchase agreement for NSR royalty interests on the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) gold properties from Golden Predator. Eurasian acquired the royalties by issuing 250,000 EMX shares to Golden Predator as consideration for the purchase. The Maggie Creek property is located north-northeast of Newmont's Gold Quarry open pit operations on the Carlin Trend, and the Afgan property occurs on the Battle Mountain -Eureka Trend. The addition of these two royalty assets strengthens EMX's growing Nevada gold portfolio.

  EMX executed an Exploration and Option to Purchase Agreement with Kennecott, for the Superior West copper- molybdenum project near Superior, Arizona. Kennecott may earn a 100% interest in the project by completing US$5 .5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to AMR and certain project milestone payments. During Q3 and Q4, EMX conducted partner funded geologic mapping, geochemical sampling, geophysical surveying, and drill permitting work programs on the project.

  A second Exploration and Option to Purchase Agreement with Kennecott was executed for the Aguila de Cobre copper project in Arizona. Kennecott may earn a 100% interest in the project by completing US$4 million in exploration expenditures and making cash payments totaling US$225,000 over a four year period, after which EMX will retain a 2% NSR in addition to AMR and certain project milestone payments.

  An Exploration and Option Agreement was executed for the Hardshell Skarn project with Arizona Minerals Inc.,. AZ Minerals can earn a 100% interest in the Hardshell Skarn project by making cash payments totaling US$85,000, and upon exercise of the option EMX will retain a 2% NSR royalty and receive annual advanced royalty payments. The EMX royalty is not capped and not subject to buy-down.

  The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. The project hosts porphyry copper-molybdenum and copper-iron skarn targets beneath cover rocks. Entrée continued their work on the adjacent Ann Mason property, including an updated PEA study. EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

  The Copper King and Red Top properties are Arizona porphyry copper-molybdenum projects covered by two separate Option Purchase Agreements with Desert Star whereby Desert Star can acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty. EMX assisted Desert Star with permitting in preparation for reconnaissance drill programs anticipated in 2016. A third Arizona copper property optioned to Desert Star, Copper Springs, returned to 100% Eurasian control after Desert Star elected to terminate its option for the property in Q1 2015.

  In Q3, Savant terminated the option agreement for the Buckhorn Creek copper-molybdenum project in southern Arizona. Savant advanced the project by funding geologic mapping and geophysical surveys, as well as completing access agreements and permitting for proposed drill sites. Buckhorn Creek is available for partnership.

  Generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona. EMX acquired the Golden Sunrise and other gold projects in Nevada by staking open ground. In addition, a new sediment- hosted copper exploration program led by consulting geologist Dr. Jon Thorson was initiated.

  Eurasian elected to drop the Frazier Creek and Rush Basin projects due to a lack of encouraging exploration results.

EMX is encouraged by the funding committed to advance the partnered projects, as well as third party interest in the available copper and gold properties and new opportunities identified by generative exploration initiatives.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Five of the seven EMX projects in Turkey are being advanced by partner companies, with two royalty properties (Balya and Aktutan) and three properties optioned for a retained royalty interest (Alankoy, Golcuk and Trab-23). The remaining two properties, the Akarca epithermal gold-silver project and Sisorta epithermal gold project, are 100% controlled by Eurasian and currently available for sale or partnership.

Akarca Property

The Akarca Property is a 2006 Eurasian grassroots exploration discovery in Turkey’s Western Anatolia region. EMX regained 100% control of Akarca after Çolakoglu advised EMX that it would not exercise its option to acquire the project. The Akarca agreement with Çolakoğlu required an up-front payment of US$250,000 and drilling of at least 5,000 meters by the end of the first year (2014). Both of these conditions were met. In January, 2015 Eurasian granted Çolakoğlu a six month extension from February 2015 to exercise its option. As a condition of this extension, Çolakoğlu paid EMX US$100,000 (non-refundable) from the total US$500,000 payment required to exercise the option. Overall, Çolakoğlu paid a total of US$350,000 to EMX, and conducted substantial drilling, trenching, geological mapping, geochemical sampling, and technical studies. Akarca is now available for sale or partnership, and EMX is engaged in discussions with several interested parties.

The Akarca project area currently has six drill defined zones of epithermal gold-silver oxide mineralization. Further, there are several additional mineralized zones identified from reconnaissance level drilling and surface sampling. Since its discovery, 245 core and reverse circulation holes totaling about 26,400 meters have been drilled at the Akarca project. As exploration continues, it is clear that the continuity of the near-surface oxide zones of higher grade vein and disseminated styles of mineralization are being successfully defined at a 25 to 50 meter drill spacing. Furthermore, ongoing reconnaissance and step-out drilling is demonstrating potential for new discoveries within broad areas mineralized by the gold-silver epithermal system(s) at Akarca. Exploration successes at Akarca since 2006 have led to in-the-ground investments of over US$13 million, mostly by partner companies.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. An overview of the methodology used to estimate the resources are described in EMX’s news release dated June 16, 2009 and in the July 31, 2009 SEDAR filed report titled "Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey. The three year trailing average London fix gold price as of July, 2009 was $US 785/troy ounce. The principle technical developments subsequent to the Sisorta technical report included a 46 hole, 5,500 meter diamond drill program and other work totaling approximately US$2.5 million in partner funded expenditures.

The Sisorta property had been in a joint venture with project manager Chesser Resources Ltd. (“Chesser”) (51%) and EMX (49%) since 2007. In March 2015, EMX purchased Chesser's interest in the property, and assumed management of the project. As Sisorta is now a 100% controlled asset of EMX, the Company is evaluating the property's exploration upside, while pursuing partnership opportunities with third parties.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. in 2006. EMX understands that since acquiring the property, Dedeman has completed over 36,000 meters of diamond drilling in addition to re-initiating underground development at the Hastanetepe deposit in Q1 2015. The first shipments of material were trucked to Dedeman's mill at Kayseri for test processing in Q4.

Other Property Interests

Eurasian has option agreements that include retained royalty interests for the Golcuk, Trab-23, and Alankoy exploration properties:

  The Golcuk copper-silver property is located in northeast Turkey. Pasinex Resources Ltd. signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments over a four year period, with EMX retaining a 2.9% NSR royalty interest. Pasinex’s exploration programs have identified a number of additional mineralized targets on the property, and their work in 2015 included: a) structural and alteration studies of the copper-silver mineralized zones, b) 1,000 meters of core drilling in the main target area, and c) petrologic studies. Pasinex is planning to continue with follow-up exploration programs in 2016.

  The Trab-23 property hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins. Tumad executed an option agreement (the “Agreement”) in 2013 granting it an option to acquire Trab-23 for in- ground spending requirements, annual earn-in and pre-production payments, and payments based upon production. Tumad's original drill requirements for 2015 were not met, and Eurasian has accepted a revision of the Agreement requirements to include 3,000 meters of exploration drilling on or before September 11, 2016.

  The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey. An option agreement with Ferrite was executed in December 2013. Ferrite terminated the option and returned the property to EMX in Q4 2015. Subsequently, EMX signed an Exploration and Option Agreement for Alankoy with Black Sea in November 2015. Black Sea has the option to earn a 100% interest in the project through work commitments, payments, and annual advance royalties. EMX will retain an uncapped production royalty of 3% for gold, silver, and other precious metals, and 2% for all other minerals produced from the property.

  EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that also include a 4% uncapped NSR. No work was reported by Dedeman for 2015.

  The Sofular royalty property, also held by Dedeman, was dropped in Q1 2015 due to a lack of encouraging exploration results.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand operated at a reduced expenditure rate during 2015. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under royalty agreements with EMX. The Sisters copper-cobalt property, also in New South Wales, was relinquished during 2015 due to a lack of encouraging results. In Western Australia, EMX's generative work resulted in the submission of applications for the East Kimberley sediment-hosted copper exploration project. In New Zealand, the Neavesville gold-silver project was advanced by a partner funded drill program.

Koonenberry Property

The Koonenberry gold project is positioned along the regional-scale Koonenberry fault in southeastern Australia. The distribution of gold occurrences and gold geochemical anomalies are coincident with prominent structural features related to the Koonenberry fault. The majority of the project is under an Exploration and Option Agreement with North Queensland Mining Pty Ltd., a privately-held Australian company, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in. During 2015, NQM conducted geologic studies to identify prospective targets on the property, and subsequently relinquished lower priority licenses. Also during the year, Arastra Exploration relinquished their holdings covering portions of the Koonenberry project not included in the NQM Agreement, with EMX and NQM electing not to acquire the ground. The Koonenberry project is now covered by 524 square kilometers of exploration tenements.

Neavesville Property

The Neavesville project consists of a single exploration permit, totaling over 30 square kilometers, in the Hauraki goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki goldfield.

The project is under a definitive agreement with L&M giving L&M the right to acquire the wholly-owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian.

An L&M funded three hole (817.2 m) reconnaissance drill program was conducted in 2015 that intersected alteration and anomalous gold-silver mineralization projected beneath the historic Ajax underground workings and open pit. Also in 2015, the Neavesville exploration permits were amalgamated into a single permit (EP 51767). The permit was renewed for an additional five year period, and is now valid through April, 2020 pending timely completion of statutory work programs.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

Scandinavia is a favorable jurisdiction for mineral exploration and development, and Eurasian has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. The Company continued to reduce expenditures in Scandinavia during 2015 while examining ways to add value and pursuing strategic partnerships. In addition to the exploration properties in Sweden and Norway, EMX also maintains a royalty interest in northern Sweden's Viscaria project, as well as a portfolio of royalty interests in Serbia that includes Reservoir's Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes the VMS projects at Gumsberg and Adak. In 2015, EMX made a strategic decision to focus its attention on its VMS projects in the Bergslagen and Skellefteå mining districts in southern and central Sweden. Key projects are summarized below:

  The Gumsberg polymetallic (lead-zinc-silver-copper-gold) VMS property occurs in the historic Bergslagen District of southern Sweden. In Q1 2015, a geophysical program was executed that appears to map extensions of known bodies of mineralization along strike, and has identified new exploration targets. Follow-up reconnaissance work was conducted during the summer field season, with additional field work scheduled for early 2016.

  The Adak project is located in the Skellefteå mining district, and has a record of historic production from four mining areas that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization. Multiple additional exploration targets exist within the project area including projections of mineralization down dip and along strike from the historic workings, along with several undrilled geophysical anomalies.

The Iekelvare project, and portions of the Storåsen and Sakkek-Pikkujärvi projects were dropped in 2015 due to a lack of encouraging results. Eurasian closed its office in Kiruna in Q1 2015 to reduce expenditures.

EMX also holds an effective 0.5% NSR royalty interest in Avalon Minerals Ltd.'s Viscaria iron-copper property located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Avalon conducted ongoing drilling and commenced ESIA permitting during 2015. In Q4, Avalon completed an updated mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario.

Norway

EMX initiated a program in 2014 to evaluate IOCG, VMS, and other opportunities in Norway, and has since acquired the Burfjord and Tynset properties by applying for exploration permits on open ground. Burfjord contains IOCG-type targets in northern Norway, and is marked by numerous historic mines and prospects, as well as outcropping copper and gold mineralization that surround the flanks of a 6 kilometer by 4 kilometer doubly-plunging anticlinal structure. The Tynset project represents a greater than 30 kilometer trend of VMS-style mineralization near the historic Røros mining district in southern Norway. The Tynset project encompasses multiple areas of historic mine workings and exploration prospects, some of which expose gold-rich styles of VMS mineralization. Little modern exploration has taken place along the trend, with the last programs being conducted in the mid-1980’s. In 2015, EMX evaluated multiple other projects in the region, dropped low priority projects, and continued to assess additional project areas in Norway for acquisition.

Royalty Properties in Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West and Deli Jovan, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the Brestovac and Jasikovo properties, which along with Brestovac West, are included in the Timok Project joint venture between Reservoir (45%) and Freeport (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit. In January 2014, Reservoir announced an initial NI 43-101 resource estimate for the Cukaru Peki deposit’s Upper Zone High Sulphidation Epithermal (HSE) of copper and gold mineralization (see Reservoir news release dated January 27, 2014). According to Reservoir, the Upper Zone HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be 65.3 million tonnes at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent. Reservoir announced in a March 12, 2015 news release that a budget had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study". As well, Reservoir announced further "high-grade" copper-gold drill intercepts in Q3 and Q4, including 179 meters (556-735 m) averaging 10.75% copper and 10.86 g/t gold (estimated true thickness 84 m) and 186 meters (466-652 m) averaging 8.02% copper and 4.44 g/t gold (estimated true thickness 170.4 m) from ongoing exploration.

EMX's Timok Project royalty properties add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

EMX sold its Haiti Joint Venture interests in Q4 to partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont. The now terminated Joint Ventures covered six designated exploration areas along a 130 kilometer trend of northern Haiti's Massif du Nord mineral belt. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms:

  Newmont paid US$4 million (CAD $5.3 million) in cash to EMX at closing;
  The Joint Ventures were terminated;
  EMX retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas;
  EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

As a subsequent event in February 2016, EMX sold its 100% controlled Grand Bois gold-copper project, which was outside the Joint Ventures with Newmont, to a private Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

As a result of these two transactions, all of EMX's interests in Haiti have now been converted into NSR royalties.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IGC, a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with approximately 42% of the issued and outstanding shares (36% equity position on a fully-diluted basis) from investments totaling US$7.8 million.

Malmyzh is a grassroots, district-scale discovery with fourteen porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The project has excellent logistics and available infrastructure, and is located 220 kilometers northeast of the Russia-China border at Khabarovsk. There were a number of significant advancements at Malmyzh during 2015:

  WAI provided a statement of inferred resources for the Malmyzh project under NI 43-101 and CIM definition standards. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper -equivalent *. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

  IGC advised that Russian Federation GKZ “reserves” had been added to the "state balance", and as a result the “prospecting phase” for Malmyzh had been completed. The Malmyzh “official GKZ approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43 -101.

  IGC advised it had signed a Financial Advisory Agreement with the Russian Federation's Far East Development Fund and that the Malmyzh Joint Venture was named "Explorer of the Year" at the 2015 MINEX Forum in Moscow.

  IGC advised that the "Malmyzh Flanks" exploration license was granted. This new license expanded the Malmyzh land position for a total of 226.9 square kilometers, and includes additional areas for potential project infrastructure as well as extensions to known exploration targets.

  The Joint Venture is proceeding with acquiring project approvals to continue with the “advanced exploration and mining phase” of development as required for “strategically significant” deposits in the Russian Federation. IGC has informed
  EMX that the process is moving forward at a steady pace.

Overall, the Russian government strongly supports mining investment and development in their Far East Krais (administrative regions). IGC is encouraged by, and appreciative of, the strong measures of support for advancing a project recognized as an exceptional asset with world-class potential.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

Revelo Resources Corp.

EMX has a strategic investment in Revelo. Revelo controls approximately 350,000 hectares of 100% owned exploration tenements. The portfolio is comprised of exploration projects prospective for copper, gold and silver, including the Montezuma project under JV agreement with a subsidiary of Newmont Mining Corp. Revelo also retains a 2% royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

GEOTHERMAL ROYALTIES

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to SGL for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production. EMX’s geothermal royalty properties in Slovakia are located in the Ziar Basin of west-central Slovakia and in the eastern part of the country, including the Pannonian Basin. SGL advises that 2015's Slovakia work included identifying drilling sites and ongoing resource reviews. EMX also has royalties on SGL geothermal licenses that occur in prospective regions of Peru’s Western and Eastern Cordillera. SGL advises that the lack of available transmission capacity is currently delaying the growth of the Peruvian geothermal industry.

Operating Results

Year Ended December 31, 2015, 2014 and 2013

The net loss for the year ended December 31, 2015 (“FY15”) was $6,875,857 compared to $17,448,041 for the prior year

(“FY14”) and $13,982,612 for the year ended December 31, 2013 (“FY13”). The loss for FY15 was made up of a net royalty loss of $187,773 (2014 – income $801,836; 2013 – income $1,280,997) after depletion and related tax, net exploration expenditures of $4,364,675 (2014 - $5,022,658; 2013 - $3,819,107), general and administrative expenditures of $3,535,534 (2014 - $4,460,797; 2013 - $5,142,738) and other losses totaling $2,219,105 (2014 – $12,122,893, 2013 – $8,694,709) offset by a deferred income tax recovery of $3,431,230 (2014 - $3,356,471; 2013 - $2,392,945). Included in other losses was $3,973,699 (2014 - $7,371,765; 2013 - $4,765,511) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets, and a gain on the sale of exploration and evaluation assets of $5,393,305 compared to a loss of $154,533 in the prior year, and a gain of $205,940 in FY13. Some items to note are:

Revenues

In FY15, royalty income was earned for 1,096 (2014 – 1,578; 2013 - 1,912) ounces of gold totaling $1,609,553 (2014 - $2,247,334; 2013 - $3,102,888) offset by gold tax and depletion of $1,797,326 (2014 - $1,445,498; 2013 - $1,821,891) for net royalty loss of $187,773 (2014 – income $801,836, 2013 – income $1,280,997). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower realized gold price per ounce in the current period. In FY15 the average realized gold price was US$1,160 per ounce compared to US$1,263 for 2014, and US$1,490 for 2013.

Exploration Expenditures

Exploration expenditures (gross) decreased by $1,952,202 in FY15 compared to FY14, and decreased by $1,715,398 in FY14 compared to FY13. Recoveries decreased by $1,294,219 in FY15 compared to FY14, and decreased by $2,918,949 in FY14 compared to FY13 for a net decrease in exploration expenditures of $657,983 in FY15 compared to FY14, and a net increase in exploration expenditures of $1,203,551 in FY14 compared to FY13. Some of the differences between 2015 and 2014 are as follows:

  In Scandinavia, net expenditures decreased by $470,550 compared to the prior period. In 2015, the Company continued to support its exploration programs in Scandinavia, encouraged by decreasing levels of competition in the minerals sector, and increasing availability of prospective ground that could be acquired at low cost. In continuing with 2014, the Company continues to filter and upgrade its portfolio of assets, adding key copper, gold and polymetallic exploration projects in both Sweden and Norway while relinquishing less prospective areas and project interests. At the same time, Eurasian has continued to actively market its project interests in Scandinavia and will continue to do so in 2016. Expenditures in 2015 were directed toward sustaining costs for its offices and personnel, as well as conducting reconnaissance exploration across the region and hosting potential partners for site visits to various projects. Eurasian’s staff in Scandinavia is retained on a consulting basis only, in order to keep costs low during times of inactivity.

  In the USA, gross expenditures decreased from $3,657,918 to $2,713,477 and recoveries decreased from $2,221,662 to $901,385. In the prior year the Company and partners Kennecott, Savant, and Vale undertook active programs at Lomitas Negras, Buckhorn Creek, Frazier Creek, Jasper Canyon, and Copper Basin while there were no active programs for 2015. Gross expenditures on these projects decreased from US$1,227,351 to US$133,489. The decrease in expenditures was offset by US$277,031 in expenditures related to Kennecott pursuant to the new exploration and option agreement on the Superior West property. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

  In Turkey, gross expenditures increased by $88,117, while net expenditures increased by $121,001. In 2015, the Turkish Business Unit continued to be a key value driver for Eurasian. Partner funded programs continued to advance projects in the Eurasian portfolio, with 5 of the 7 projects in Turkey operating under partnerships. In 2015 the Company regained 100% control of the Sisorta and Akarca properties, and closed its exploration office in Ankara. In 2015 Eurasian changed its focus from early stage, grass-roots style generative work, to working with partners on advancing its projects and monitoring its royalty interests throughout the country. This work will be managed by Dama Engineering (“Dama”), a well-respected consultant and engineering firm in the Turkish mining community. Eurasian views its partnership with Dama as a key step in the evolution of its business interests in Turkey.

  In the Asia Pacific region, net expenditures for 2015 totaled $294,051 compared to $749,610 in 2014 as the Company operated under a reduced expenditure rate. The Koonenberry project was reduced in scope with Arastra relinquishing their holdings and North Queensland relinquishing a portion of their holdings in the project. The Company elected not to acquire this ground. North Queensland continues to advance the Koonenberry project under the active exploration and option agreement. The Neavesville project is under a definitive agreement with L&M giving L&M the right to acquire the wholly-owned EMX subsidiary that controls the Neavesville property. In 2014, prior to partnership, Eurasian had conducted drilling at Neavesville, and had negotiated a comprehensive access agreement with one of the local Maori communities, providing ongoing access, and exploration and development rights across much of the Neavesville license. No such expenditures were incurred on the Neavesville project in the current year..

General and Administrative

General and administrative expenses (“G&A”) of $3,535,534 were incurred compared to $4,460,797 in FY14 and $5,142,738 in FY13. G&A costs (before share-based payments) have decreased each year since 2012 and the Company continues to strive to find areas to further streamline and reduce the expenses of our business. Significant changes in the current year compared to the previous years include:

  Share-based payments decreased by $560,295 in FY15 compared to FY14, and increased by $502,916 in FY14 compared to FY13. The difference between FY15 and FY14 being the result of a significant decrease in the fair value of options granted during the year from $1.18/share to $0.66/share in the current period. Eurasian also granted fewer shares as incentive stock grants, and there were no such options granted in FY13.

  Investor relations and travel expenditures decreased from by $73,286 and $69,533 in FY15 compared to FY14, and by $18,186 and $41,469 in FY14 compared to FY13 respectively as the Company made changes to budgets, and implemented cost cutting measures.

  Administrative and office expenses of $900,453 in the current year were comparable to the prior year of $926,905, and $982,239 in FY13. The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

  Salaries and consultants are the largest expense in G&A. This expense category encompasses a broad range of management, technical and project development and marketing support. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and the increase in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase expenditures. Salaries and consultants decreased by $295,978 in FY15 compared to FY14, and by $985,946 in FY14 compared to FY13. The Company made changes to staffing and other budgets. A significant change in staffing included the departure of the Company’s Chief Operating Officer.

Other

  The Company recognized a net gain on the sale of certain exploration and evaluation assets during the year of $5,393,305 compared to a loss of $154,533 in the prior year, and a gain of $205,940 in FY13. The significant gain in FY14 was the result of the sale of certain interests in Haiti to Newmont for a US$4,000,000 ($5,277,542) cash payment and a retained 0.5% NSR royalty interest.

  As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, and decrease in the realized gold prices, the Company revised its estimated annual gold production over the expected mine life and decreased its long term gold price forecast from US$1300 to US$1200 per ounce. As a result, the Company recorded $3,973,699 (2014 - $7,371,765; 2013 - $4,765,511) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

  The Company applied a one-step approach and determined the Carlin Trend Royalty Claim Block and the related assets within the same CGU to be impaired. The loss was first applied to reduce the asset component and any excess to goodwill within the CGU. As result, the Company has written down the goodwill by $3,047,605 (2014 - $2,248,057; 2013 – $Nil).

  The Company recorded a deferred income tax recovery of $3,431,230 compared to $3,356,471 in 2014, and $2,392,945 in 2013, and a net decrease in deferred tax liabilities of $1,715,656 (2014 - $2,493,010; 2013 - $1,779,707). A significant component of the deferred tax recovery and decrease in the related liability is the result of the impairment of the royalty interest partially offset by a cumulative translation loss as a result of the strengthening $USD compared to $CAD.

  The Company’s share of the net loss related to its 42.22% (2014 - 42.34%, 2013 – 40.96%) equity investment in IGC for the year ended December 31, 2015 was $1,062,146 (2014 - $1,086,649, 2013 - $2,093,823).

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

The Company has a 42.22% equity investment in IGC. At December 31, 2015, the Company has paid an aggregate of US$7,892,345 towards its investment (2014 - US$7,892,345; 2013 - $6,829,309). At December 31, 2015, the Company’s investment less its share of accumulated equity losses was $3,394,255 (2014 - $4,072,737; 2013 - $3,960,650). The Company’s share of the net loss for the year ended December 31, 2015 was $1,062,146 (2014 - $1,086,649; 2013 - $2,093,823).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd; an Australian Stock Exchange listed Exploration Company. During the year ended December 31, 2015, the Company purchased the remaining 51% interest in the Turkish company. As such, the books and records of the Turkish company are consolidated as a 100% owned subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the joint venture for the year ended December 31, 2015 was $Nil (2014 - $Nil; 2013 - $Nil).

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC
Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,739)
The Company's ownership %	42.22%
The Company's share of loss for the year	(1,062,146)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Loss for the year	(154,215)	(2,606,384)
The Company's ownership %	49.00%	42.34%
The Company's share of loss for the year	-	(1,086,649)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC

Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

SELECTED ANNUAL INFORMATION

As at	December 31, 2015	December 31, 2014	December 31, 2013

Financial positions
Working capital	$5,787,109	$7,096,916	$14,217,999
Exploration and evaluation assets (net)	2,381,540	2,379,886	3,031,368
Royalty interest	28,798,980	29,327,960	35,063,725
Total assets	50,624,129	54,292,093	70,073,220
Share capital	117,000,052	116,766,102	116,151,675
Deficit	(94,305,878)	(87,430,021)	(69,981,980)

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013

Financial results
Royalty income	$1,609,553	$2,247,334	$3,102,888
Exploration expenditures (net)	4,364,675	5,022,658	3,819,107
Net loss	(6,875,857)	(17,448,041)	(13,982,612)
Net loss per share - basic and diluted	(0.09)	(0.24)	(0.19)

The year ended December 31, 2015 saw an impairment charge of $3,973,699 (2014 - $7,371,765; 2013 - $4,765,511) on the royalty interests, a related write-down of goodwill of $3,047,605 (2014 - $2,248,057; 2013 - $Nil), and a recovery of $3,431,230 (2014 - $3,356,471; 2013 - $2,392,945) of deferred income taxes, offset by a gain of $5,393,305 (2014 – loss $154,533; 2013 – gain $205,940) on the acquisition and sale of exploration and evaluation assets which had a significantly impact on the net losses for the respective fiscal years.

OUTSTANDING SHARE DATA

At March 24, 2016, the Company had 73,784,710 common shares issued and outstanding. There were also 5,130,500 stock options outstanding with expiry dates ranging from July 19, 2016 to June 8, 2020.

Critical Accounting Policies and Estimates

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

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
EBX Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Exploration Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Iekevare Minerals AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%
EMX Australia Pty Ltd.	Australia	100%

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

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, convertible notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

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

Investments (Marketable securities) are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

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

Convertible Notes Receivable

The notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. The notes receivable are measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of the issue for instruments of similar term and risk. Interest income based on the rate of the note and the accretion of the additional interest to the amount that will be receivable on maturity are recognized through profit and loss as interest income. The equity conversion option is an embedded derivative that has been separated from the notes receivable and is valued based on residual value. The embedded derivative is not revalued subsequent to initial measurement unless terms of the original loan are changed.

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

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards having been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty interests

Royalty interests in mineral properties include acquired royalty interests in production stage and exploration stage properties. In accordance with IAS 38 Intangible Assets, the cost of acquired royalty interests in mineral properties is capitalized as intangible assets.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that the production will not occur in the future.

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

Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

Accounting pronouncements not yet effective

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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

5.B. Liquidity and Capital Resources

The Company’s working capital position at December 31, 2015 was $5,787,109 (December 31, 2014 - $7,096,916; December 31, 2013 - $14,217,999). With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures for beyond twelve months from the date of this Form 20-F, the Company will need to obtain additional cash and anticipates either financing or selling one or more of its assets. Historically, the Company obtains its cash requirements through the issuance of shares, funding from joint venture partners, royalty income, attracting additional joint venture partners and the sale of available investments and marketable securities all of which are used to finance further property acquisitions, explore and develop its mineral properties, and obtain strategic investments.

Operating Activities

Cash used in operations was $5,082,224 for the year ended December 31, 2015 (2014 - $4,781,944; 2013 - $5,785,887) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The Company received $Nil in 2015 (2014 - $Nil; 2013 - $361,600) from the exercise of stock options and $Nil in 2015 (2014 - $Nil; 2013 - $Nil) from the exercise of warrants.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2015 are:

  The Company sold certain interests in Haiti to Newmont for a US$4,000,000 ($5,277,542) cash payment and a retained 0.5% NSR royalty interest.
  The Company advanced $973,236 to an associated company pursuant to a convertible loan agreement.
  The Company purchased an additional 51% of the shares of the Company that owns Sisorta in Turkey for AU$162,092 so that it now owns 100% of the project.
  The Company received $136,263 in net proceeds from the purchase and sale of marketable securities.
  The Company purchased strategic investments in Revelo for $Nil (2014 - $500,000; 2013 - $480,000)
  The Company invested $Nil (2014 - $1,063,036; 2013 - $2,774,570) in IGC.

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

5.F Tabular Disclosure of Contractual Obligations

The Company has no Contractual Obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management

			Date of
			First Election
Name	Position	Age	Or Appointment

David M. Cole	President, CEO, Director	54	November 24, 2003
Brian E. Bayley (1)(2)(3)	Director	63	May 13, 1996
Brian K. Levet (1)(2)	Director	63	March 18, 2011
Larry Okada (1)(2)(3)	Director	67	June 11, 2013
Michael D. Winn (3)	Director and Chairman	54	November 24, 2003
Christina Cepeliauskas	Chief Financial Officer	52	September 18, 2008
Kim Casswell	Corporate Secretary	59	November 13, 2015

(1)	Member of Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of Corporate Governance Committee

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

Michael D. Winn (Director and Chairman)

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

Brian Bayley (Director)

Mr. Bayley is currently the President of Earlston Management Corp., formerly Ionic Management Corp. (private management company) since December 1996. From June 2003 to July 2013, Mr. Bayley was director of Quest Capital Corp. (a predecessor company to Sprott Resource Lending Corp.), a publicly traded resource lending company listed on the TSX and NYSE MKT. Mr. Bayley was also the Resource Lending Advisor from September 2010 to June 2013, President and Chief Executive Officer from May 2009 to September 2010, Co-chairman from January 2008 to May 2009, Chief Executive Officer from June 2003 to March 2008, and President from June 2003 to January 2008. Mr. Bayley is also a director and officer of several other public companies and holds an MBA from Queen’s University.

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

Larry Okada (Director)

Larry Okada is a CPA, CA professional accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte's, his own firm, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V. He is currently the CFO of BCGold Corp., interim CFO for Africo Resources Ltd. and sits on a committee with the Institute of Chartered Accountants of British Columbia. As an independent director, Mr. Okada's extensive experience in accounting, finance, and corporate governance will further strengthen the Company's Board of Directors in these key areas.

Christina Cepeliauskas (Chief Financial Officer)

Ms. Cepeliauskas is a CPA, CGA professional accountant with more than 20 years of financial accounting and treasury experience in the mineral exploration and mining industry. She also has her ICD.D designation from the Institute of Corporate Directors. She is currently the Chief Financial Officer of Eurasian Minerals Inc. and Reservoir Capital Corp. and was formerly a Director and Chairperson of the Audit Committee of Revelo Resources Corp. Ms. Cepeliauskas also holds the volunteer position of Board member of Fraserside Community Services Society, an organization committed to helping people overcome challenges.

Kim Casswell (Corporate Secretary)

Ms. Casswell has been the Corporate Secretary of several public companies listed on the TSX Venture Exchange and the Toronto Stock Exchange since 1994 and has been providing independent corporate secretary services since 1995. Ms. Casswell has played an important role in the growth of these companies and is familiar with regulations governing public companies in several jurisdictions. In addition to Eurasian Minerals Inc., Ms. Casswell is currently Corporate Secretary of Reservoir Minerals Inc., Reservoir Capital Corp., Atico Mining Corporation, Legend Gold Corp., Lara Exploration Ltd., and Revelo Resources Corp.

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

In the Company’s preceeding two financial years to the date of the report, McDowall has not provided any other services to the Company or its affiliates.

The fees charged by McDowall during the Company’s 2015, 2014 and 2013 financial years were as follows:

Nature of Fee	2015	2014	2013
Executive Compensation-Related Fees	Nil	$9,040	Nil
All Other Fees	Nil	Nil	Nil

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

Base Salary

The Compensation Committee recommends, and the Board establishes, the NEO’s salary. The base salary review for each NEO is based on assessment of factors such as changes to competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Using this information, together with budgetary guidelines and other internally and externally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of the CEO and CFO. The Company did not increase the base salaries of the CEO and CFO for 2014 and 2015 and do not have base salary increases planned for 2016.

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

The Board, together with the Compensation Committee, reviews corporate performance objectives during the year to determine annual bonuses. In 2015, the principal performance factors and objectives included:

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

Although a number of the corporate performance objectives were achieved, the Company did not grant any annual bonuses by way of cash or stock grants to NEOs for 2015.

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

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan. The Company granted stock options in June 2015.

Cash Compensation

Summary Compensation Table

	Annual Compensation					Long-Term
						Compensation

						Awards	Payouts

				Other		Securities	Restricted
				Annual		Under	Shares or	LTIP	All Other
Name and Principal		Salary		Compensation		Options/SAR	Restricted	Payouts	Comp.
Position	Year	$	Bonus	$		s Granted	Share Units(1)	$	$

David M. Cole,	2015	516,280	Nil	13,549	(2)	150,000	Nil	Nil	Nil
President & CEO	2014	464,040	Nil	12,065	(2)	150,000	101,334	Nil	Nil
	2013	427,772	Nil	17,110	(2)	Nil	101,333	Nil	Nil

Michael D. Winn , (3)	2015	76,692	Nil	Nil		75,000	Nil	Nil	Nil
Chairman & Director	2014	60,000	Nil	Nil		75,000	12,167	Nil	Nil
	2013	60,000	Nil	Nil		Nil	24,335	Nil	Nil

Christina Cepeliauskas (4) ,	2015	86,250	Nil	Nil		55,000	Nil	Nil	Nil
CFO	2014	86,250	Nil	Nil		55,000	15,000	Nil	Nil
	2013	86,250	Nil	Nil		Nil	23,000	Nil	Nil

Brian E. Bayley,	2015	24,000	Nil	Nil		50,000	Nil	Nil	Nil
Director	2014	24,000	Nil	Nil		50,000	Nil	Nil	Nil
	2013	24,000	Nil	Nil		Nil	Nil	Nil	Nil

	2015	24,000	Nil	Nil	Nil	Nil	Nil	Nil
Brian K. Levet	2014	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Director	2013	24,000	Nil	Nil	Nil	Nil	Nil	Nil
	2015	9,000	Nil	Nil	Nil	Nil	Nil	Nil

George K.C. Lim(7)	2014	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Director	2013	24,000	Nil	Nil	Nil	Nil	Nil	Nil

Larry Okada(5),	2015	24,000	Nil	Nil	Nil	Nil	Nil	Nil
Director	2014	24,000	Nil	Nil	50,000	Nil	Nil	Nil
	2013	6,000	Nil	Nil	Nil	Nil	Nil	Nil

Kim Casswell(4)(6),	2015	3,150	Nil	Nil	Nil	Nil	Nil	Nil
Corporate Secretary	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Common Shares issued as discretionary bonuses. The stock grants are issued in three tranches over a period of two years.
(2)	For officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.
(3)	Mr. Winn became Chairman of the Company in May 2012.
(4)	Pursuant to a Management Services Agreement between the Company and Seabord Services Corp. (“Seabord”), Ms. Cepeliauskas’ and Ms. Casswell’s remuneration is paid by Seabord.
(5)	Mr. Okada became a director in June 2013.
(6)	Ms. Casswell was appointed Corporate Secretary on November 13, 2015.
(7)	Mr. Lim resigned as a Director on May 13, 2015.

Table No. 7
Stock Option Grants in Fiscal 2015 Ended 12/31/2015

Name	Number Of Options Granted	% of Total Options Granted	Exercise Price Per Share	Grant Date (mm/dd/yyyy)	Expiration Date (mm/dd/yyyy)	Mkt. Value of Securities Underlying Options on Date of Grant
David M. Cole	150,000	11.18%	$0.66	06/08/2015	06/08/2020	$0.67
Michael D. Winn	75,000	5.60%	$0.66	06/08/2015	06/08/2020	$0.67
Christina Cepeliauskas	55,000	4.09%	$0.66	06/08/2015	06/08/2020	$0.67
Brian E. Bayley	50,000	3.72%	$0.66	06/08/2015	06/08/2020	$0.67
Brian K. Levet	50,000	3.72%	$0.66	06/08/2015	06/08/2020	$0.67
Larry Okada	50,000	3.72%	$0.66	06/08/2015	06/08/2020	$0.67
Kim Casswell	5,000	0.37%	$0.66	06/08/2015	06/08/2020	$0.67

There were no stock option exercises by the directors and management in fiscal 2015.

Table No. 8
Aggregated Stock Options Exercises in Fiscal 2015
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

	Number of		Number of Unexercised	Value of Unexercised
	Shares	Aggregate	Options	In-the-Money Options
	Acquired	Value	at Fiscal Year-End	At Fiscal Year-End
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable(2)

David M. Cole	Nil	Nil	200,000/0 @ $2.80 80,000/0 @ $1.94 150,000/0 @ $1.20 150,000/0 @ $0.66	$0 $0 $0 $0

Michael D. Winn	Nil	Nil	50,000/0 @ $2.80 50,000/0 @ $1.94 75,000/0 @ $1.20 75,000/0 @ $0.66	$0 $0 $0 $0

Christina Cepeliauskas	Nil	Nil	75,000/0 @ $2.80 50,000/0 @ $1.94 55,000/0 @ $1.20 55,000/0 @ $0.66	$0 $0 $0 $0

Brian E. Bayley	Nil	Nil	50,000/0 @ $2.80 50,000/0 @ $1.94 50,000/0 @ $1.20 50,000/0 @ $0.66	$0 $0 $0 $0

Brian K. Levet	Nil	Nil	50,000/0 @ $1.94 50,000/0 @ $1.20 50,000/0 @ $0.66	$0 $0 $0

Larry Okada	Nil	Nil	50,000/0 @ $1.20 50,000/0 @ $0.66	$0

Kim Casswell	Nil	Nil	5,000/0 @ $0.66 5,000/0 @ $2.44 5,000/0 @ $1.20	$0 $0 $0

(1)	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.
(2)	The closing price of the Company’s common shares on the TSX-V on December 31, 2015 was $0.57.

Director Compensation.

The fees payable to the independent directors of the Company are for their services as directors and as members of committees of the Board as follows:

Board or	Annual Retainer	Meeting Stipend	Per diem fees
Committee Name	($)	($)	($)
Board of Directors	24,000	Nil	Nil

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. As at March 30, 2016, 5,130,500 stock options have been granted and there were no options exercised during Fiscal 2015. Refer to Item 6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

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

Other Executive Officers

The Company has not entered into another employment or consulting contracts with its other Executive Officers.

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

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program and stock grant program discussed in Item 6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. For the officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.

6.C. Board Practices

6.C.1. Terms of Office.
Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

 --- No Disclosure Necessary ---

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Brian Bayley Brian Levet and Larry Okada (Chairman). The Audit Committee met four times during Fiscal 2015.

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

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures. The current members of the Corporate Governance Committee are: Michael Winn (Chairman), Brian Bayley and Larry Okada.

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

6.D. Employees/ Consultants

As of December 31, 2015, Eurasian had 38 employees and consultants working at various locations throughout the world.

As of March 30, 2016, the Chief Financial Officer, Corporate Secretary, Controller, Payroll & Benefits Administrator and Accounts Payable are all based in Vancouver, Canada. The President & CEO, Chief Legal Officer, Chief Geologist, General Manager of Exploration, Investor Relations Director, Manager of Project Marketing, two geologists and a senior administrative assistant are all based in the Company’s office in Littleton, Colorado through the Company’s wholly-owned subsidiary, EMX USA. There are nine employees located in Arizona including seven geologists and one office manager. The Company has one consultant in Haiti and one consultant in Australia The Company has 8 employees in Turkey including one senior geologist and seven local workers.

See Item 6 – Directors, Senior Management & Employees for a description of their job responsibilities.

6.E. Share Ownership

Table No. 9 lists, as of March 30, 2016, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of Common Shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of	Percent of Class
		Beneficial Ownership

Common	David M. Cole (1)	2,114,051	2.87%
Common	Michael D. Winn (2)	1,068,908	1.45%
Common	Christina Cepeliauskas (3)	379,000	0.52%
Common	Brian E. Bayley (4)	336,375	0.46%
Options	Brian K. Levet (5)	150,000	0.20%
Options	Larry Okada (6)	100,000	0.14%
Options	Kim Casswell (7)	15,000	0.02%

(1)	Of these shares, 580,000 are represented by currently exercisable share purchase options.
(2)	Of these shares, 250,000 are represented by currently exercisable share purchase options.
(3)	Of these shares, 235,000 are represented by currently exercisable share purchase options.
(4)	Of these shares, 200,000 are represented by currently exercisable share purchase options.
(5)	Of these shares, 150,000 are represented by currently exercisable share purchase options.
(6)	Of these shares, 100,000 are represented by currently exercisable share purchase options.
(7)	Of these shares, 15,000 are represented by currently exercisable share purchase options.

Based on 73,784,710 shares outstanding as of March 30, 2016.

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

Table No. 10
Stock Options Outstanding

Number of
Shares of
	Common	Exercise	Grant	Expiration
Name	Stock	Price	Date	Date

Officers/Directors:

David M. Cole	150,000 150,000 80,000 200,000	$0.66 $1.20 $1.94 $2.80	06/08/2015 04/25/2014 08/22/2012 07/19/2011	06/08/2020 04/25/2019 08/22/2017 07/19/2016

Michael D. Winn	75,000 75,000 50,000 50,000	$0.66 $1.20 $1.94 $2.80	06/08/2015 04/25/2014 08/22/2012 07/19/2011	06/08/2020 04/25/2019 08/22/2017 07/19/2016

Christina Cepeliauskas	55,000 55,000 50,000 75,000	$0.66 $1.20 $1.94 $2.80	06/08/2015 04/25/2014 08/22/2012 07/19/2011	06/08/2020 04/25/2019 08/22/2017 07/19/2016

Brian E. Bayley	50,000 50,000 50,000 50,000	$0.66 $1.20 $1.94 $2.80	06/08/2015 04/25/2014 08/22/2012 07/19/2011	06/08/2020 04/25/2019 08/22/2017 07/19/2016

Brian K. Levet	50,000 50,000 50,000	$0.66 $1.20 $1.94	06/08/2015 04/25/2014 08/22/2012	06/08/2020 04/25/2019 08/22/2017

Larry Okada	50,000 50,000	$0.66 $1.20	06/08/2015 04/25/2014	06/08/2020 04/25/2019

Kim Casswell	5,000 5,000 5,000	$0.66 $1.20 $2.44	06/08/2015 04/25/2014 10/16/2012	06/08/2020 04/25/2019 10/16/2017

Consultants/Employees	877,500 60,000 17,500 979,000 62,000 621,500 50,000 20,000 40,000 50,000 10,000 813,000	$0.66 $0.87 $0.88 $1.20 $2.44 $1.94 $1.96 $2.10 $2.70 $2.66 $2.70 $2.80	06/08/2015 12/22/2014 06/26/2014 04/25/2014 10/16/2012 08/22/2012 07/05/2012 12/11/2011 09/09/2011 08/29/2011 08/03/2011 07/19/2011	06/08/2020 12/22/2019 06/26/2019 04/25/2019 10/16/2017 08/22/2017 07/5/2017 12/11/2016 09/09/2016 08/29/2016 08/03/2016 07/19/2016

Total for all Officers and Directors	1,530,000
Total for all Employees and Consultants	3,600,500
Total for all Officers, Directors, Employees and Consultants	5,130,500

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company is aware of one person who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of March 24, 2016, persons and/or companies holding 5% or more beneficial interest in the Common Shares.

5% or Greater Shareholders
		Amount and Nature of
Title of Class	Name of Owner	Beneficial Ownership	Percent of Class
Common	Paul H. Stephens	13,329,991	18.06%

Based on shares outstanding as of March 30, 2016.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On March 30, 2016, the Company’s shareholders’ list showed 73,784,710 common shares outstanding and 320 registered shareholders. The Company has researched the indirect holdings by depository institutions and other financial institutions estimates that there are 21 “holders of record" resident in Canada representing 35,089,257 Common Shares, 264 “holders of record" resident in the USA representing 38,008,065 Common Shares, and 35 “holders of record” resident internationally representing 437,388 Common Shares.

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

7.A.4. Change of Control of Company Arrangements.

--- No Disclosure Necessary ---

7.B. Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

For the year ended December 31, 2015

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
Management	$1,067,210	$108,637	$1,175,847
Outside directors *	158,257	79,898	238,155
Seabord Services Corp.	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors *	168,496	183,513	352,009
Seabord Services Corp.	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,836

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
Management	$881,120	$374,120	$1,255,240
Outside directors *	175,798	35,223	211,021
Seabord Services Corp.	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

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

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

Included in accounts payable and accrued liabilities is $1,853 (2014 - $8,064; 2013 - $2,599) owed to key management personnel and $20,694 (2014 - $29,612; 2013 - $36,584) to other related parties for fees and services.

Other than as disclosed above, there have been no transactions since 12/31/2015, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

7.C. Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of Davidson and Company, LLP, Independent Registered Public Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal Year 2015, 2014 and 2013 Ended December 31.

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material active or pending, legal proceedings; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

Table No. 13

TSX Venture Exchange Common Shares Trading Activity - Sales -

		NYSE MKT		TSX-V
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
Prior fiscal years
Year ended	December 31, 2015	$ 0.81	$ 0.35	$ 0.97	$ 0.48
Year ended	December 31, 2014	$ 1.23	$ 0.63	$ 1.93	$ 0.90
Year ended	December 31, 2013	$ 2.20	$ 0.78	$ 2.15	$ 0.86
Year ended	December 31, 2012	$ 2.88	$ 1.61	$ 2.75	$ 1.66
Year ended	December 31, 2011	N/A	N/A	$ 3.88	$ 1.66

Prior Quarters
Period ended	March 24, 2015	$ 0.60	$ 0.35	$ 0.79	$ 0.50
Quarter ended	Q4 - December 31, 2015	$ 0.57	$ 0.35	$ 0.75	$ 0.48
Quarter ended	Q3 - September 30, 2015	$ 0.56	$ 0.40	$ 0.72	$ 0.53
Quarter ended	Q2 - June 30, 2015	$ 0.75	$ 0.42	$ 0.92	$ 0.55
Quarter ended	Q1 - March 31, 2015	$ 0.81	$ 0.67	$ 0.97	$ 0.83
Quarter ended	Q4 - December 31, 2014	$ 0.89	$ 0.64	$ 0.98	$ 0.70

Last 6 months
Month ended	February 28, 2016	$ 0.51	$ 0.39	$ 0.68	$ 0.55
Month ended	January 31, 2016	$ 0.46	$ 0.35	$ 0.67	$ 0.50
Month ended	December 31, 2015	$ 0.50	$ 0.35	$ 0.66	$ 0.48
Month ended	November 30, 2015	$ 0.57	$ 0.43	$ 0.75	$ 0.56
Month ended	October 31, 2015	$ 0.57	$ 0.41	$ 0.75	$ 0.55
Month ended	September 30, 2015	$ 0.53	$ 0.43	$ 0.67	$ 0.58

The closing price of the Common Shares as reported by the TSX-V on March 24, 2016 was CDN$0.75. The closing price of the Common Shares as reported by the NYSE MKT on March 24, 2016 was US$0.51.

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

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX-V by any shareholder who owns more than 10% of the Company’s common stock.

10.C. Material Contracts

On February 1, 2014, Eurasian entered into a Services Agreement with Seabord, a management services company controlled by Michael D. Winn, the Chairman of the Board of Directors of Eurasian. Pursuant to the agreement, Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company. In exchange, Eurasian paid to Seabord a retainer of $10,000 upon execution of the agreement and pays $34,900 per month until termination of the agreement by either party as provided therein. Additionally, the President and Chief Executive Officer of Eurasian provides to Seabord any assistance required from Eurasian in performance of Seabord’s services.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign Company, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was a passive foreign investment company as at December 31, 2015.

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

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Eurasian. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If Eurasian were to constitute a "passive foreign investment company" (a “PFIC”), as defined below, within the meaning of Section 1297 of the Code, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which Eurasian is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of Eurasian

Eurasian generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Eurasian is passive income (the "income test"), or (b) 50% or more of the value of Eurasian’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if Eurasian owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Eurasian will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by Eurasian from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Eurasian currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2015 and expects to be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of Eurasian as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Eurasian concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Eurasian.

Default PFIC Rules Under Section 1291 of the Code

If Eurasian is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat Eurasian as a "qualified electing fund", or "QEF", under Section 1295 of the Code, or a "QEF Election", or a mark-to-market election under Section 1296 of the Code, or a "Mark-to-Market Election". A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to, (a) any gain recognized on the sale or other taxable disposition of common shares, and (b) any excess distribution received on common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares and any "excess distribution" received on common shares must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.

If Eurasian is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, Eurasian will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Eurasian ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which Eurasian was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of, (a) the net capital gain of Eurasian, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Eurasian, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (i) "earnings and profits" over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Eurasian is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Eurasian. However, for any tax year in which Eurasian is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Eurasian generally, (a) may receive a tax-free distribution from Eurasian to the extent that such distribution represents "earnings and profits" of Eurasian that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder’s holding period for common shares in which Eurasian was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Eurasian ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Eurasian is not a PFIC. Accordingly, if Eurasian becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Eurasian qualifies as a PFIC.

For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. Holders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website, www.EurasianMinerals.com. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if Eurasian does not provide the required information with regard to Eurasian, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Common shares generally will be "marketable stock" if the common shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If Eurasian’s common shares are traded on such a qualified exchange or other market, the common shares generally will be "regularly traded" for any calendar year during which common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Eurasian is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of common shares, as of the close of such tax year over (ii) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless common shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if Eurasian is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Eurasian, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if Eurasian is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Eurasian, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in common shares and thereafter as gain from the sale or exchange of such common shares. See "Sale or Other Taxable Disposition of Common Shares" below. However, Eurasian may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Eurasian with respect to common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided Eurasian is eligible for the benefits of the Treaty, dividends paid by Eurasian to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Eurasian not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income", which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s "foreign source" taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to common shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder, (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $43,000.

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

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden,

Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2015. The CEO and CFO concluded that the disclosure controls and procedures as of December 31, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2015.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that Messrs. Levet, Bayley and Okada qualify as financial experts (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act), are financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide), and are independent (as determined under U.S. Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

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

  adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants and a written Code of Business Conduct and Ethics for its CEO and Senior Financial Officers.
  established a whistleblower policy which details complaint procedures for financial concerns.

Copies of the Code are available without charge to any person upon request from the Company’s CFO at http://www.eurasianminerals.com/s/governance.asp?ReportID=619295 or at Eurasian’s headquarters at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2015	$170,500	23,750	0	0
December 31, 2014	$110,160	41,820	0	0

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

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

---Not Applicable---

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

---Not Applicable---

ITEM 16G. CORPORATE GOVERNANCE

The Common Shares are listed on the NYSE MKT and the TSX-V. Under the rules of the NYSE MKT, listed companies are generally required to have a majority of their Board of Directors independent as defined by the MYSE MKT Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 5 directors, of which 3 are considered to be independent.

Other than in the composition of the Board of Directors as described above, in the opinion of management the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE MKT.

ITEM 16H. MINE SAFETY DISCLOSURE

---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Davidson and Company LLP, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Statements of Financial Position at December 31, 2015, 2014 and 2013.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015, 2014 and 2013.
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.
Consolidated Statements of Shareholders Equity for the years ended December 31, 2015, 2014 and 2013.
Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

1.	Articles of Eurasian Minerals Inc. – (incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 16, 2014).

2.	Services Agreement between the Company and Seabord Services Corp., dated February 1, 2014 (incorporated by reference to Exhibit 99.6 to the Annual Report on Form 20-F filed on April 30, 2015).

3.	List of Subsidiaries:

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

Bronco Creek Exploration Inc.
Incorporated June 12, 2002
Owned 100% by Eurasian Minerals Inc.
1815 E. Winsett Street
Tucson, AZ	85719-6547
United States of America
Phone:	520-624-4153
Fax:	520-624-4192

4.	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

5.	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

6.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

7.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

8.	Consent of Eric Jensen

9.	Consent of Michael Sheehan

10.	Consent of Dean Turner

11.	Consent of Davidson & Company, LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EURASIAN MINERALS INC.

/s/ Christina Cepeliauskas

Chief Financial Officer
DATED: March 30, 2016

EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as of December 31, 2015 and 2014 and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2015, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Chartered Professional Accountants

Vancouver, Canada

March 30, 2016

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	December 31, 2015	December 31, 2014

Current
Cash and cash equivalents	$5,634,601	$6,450,308
Investments (Note 3)	235,106	743,786
Receivables (Note 4)	686,465	838,837
Prepaid expenses	32,344	52,209
Total current assets	6,588,516	8,085,140

Non-current
Restricted cash (Note 5)	269,770	230,144
Property and equipment (Note 6)	614,460	751,229
Convertible notes receivable (Note 7)	1,026,458	-
Investment in associated companies (Note 8)	3,333,491	4,072,737
Strategic investments (Note 3)	193,810	299,524
Exploration and evaluation assets (Note 9)	2,381,540	2,379,886
Royalty interest (Note 10)	28,798,980	29,327,960
Reclamation bonds (Note 11)	810,734	823,447
Goodwill (Note 12)	6,501,886	8,217,542
Other assets	104,484	104,484
Total non-current assets	44,035,613	46,206,953

TOTAL ASSETS	$50,624,129	$54,292,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$663,582	$559,049
Advances from joint venture partners (Note 13)	137,825	429,175
Total current liabilities	801,407	988,224

Non-current
Deferred income tax liability (Note 14)	6,501,886	8,217,542

TOTA LLIABILITIES	7,303,293	9,205,766

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	117,000,052	116,766,102
Commitment to issue shares	139,138	306,999
Reserves	20,487,524	15,443,247
Deficit	(94,305,878)	(87,430,021)
TOTAL SHAREHOLDERS' EQUITY	43,320,836	45,086,327

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,624,129	$54,292,093

Nature of operations and going concern (Note 1)
Event after the reporting date (Note 20)

Approved on behalf of the Board of Directors on March 24, 2016

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Year ended Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013

ROYALTY INCOME	$1,609,553	$2,247,334	$3,102,888
Cost of sales
Gold tax	(80,478)	(110,653)	(140,203)
Depletion (Note 10)	(1,716,848)	(1,334,845)	(1,681,688)
Net royalty (loss) income	(187,773)	801,836	1,280,997

EXPLORATION EXPENDITURES (Note 9)	5,948,802	7,901,004	9,616,402
Less: recoveries	(1,584,127)	(2,878,346)	(5,797,295)
Net exploration expenditures	4,364,675	5,022,658	3,819,107

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	900,453	926,095	982,239
Depreciation (Note 6)	116,119	139,806	129,104
Investor relations and shareholder information	218,731	292,017	310,203
Professional fees	574,067	457,963	533,519
Salaries and consultants (Note 16)	961,108	1,257,086	2,243,032
Share-based payments (Note 16)	470,116	1,030,411	527,495
Transfer agent and filing fees	107,566	100,512	118,770
Travel	187,374	256,907	298,376
Total general and administrative expenses	3,535,534	4,460,797	5,142,738

Loss from operations	(8,087,982)	(8,681,619)	(7,680,848)

Change in fair value off air value throught profit or loss investments	(427,022)	(254,637)	(425,066)
Gain (loss) on acquisition and sale of exploration and evaluation assets	5,393,305	(154,533)	205,940
Equity loss in associated companies (Note 8)	(1,062,146)	(1,086,649)	(2,093,823)
Foreign exchange gain (loss)	1,220,085	(335,208)	187,498
Realized loss on sale of investments	(58,360)	(19,049)	(51,114)
Other (Note 16)	(172,168)	83,829	173,896
Impairment of royalty interest (Note 10)	(3,973,699)	(7,371,765)	(4,765,511)
Write-off of exploration and evaluation assets (Note 9)	(56,085)	(707,567)	(1,780,890)
Impairment of accounts receivable	(51,302)	-	(42,120)
Write down of goodwill (Note 12)	(3,047,605)	(2,248,057)	-
Gain (loss) on derecognition and sale of property and equipment (Note 6)	15,892	(29,257)	(103,519)

Loss before income taxes	(10,307,087)	(20,804,512)	(16,375,557)
Deferred income tax recovery (Note 14)	3,431,230	3,356,471	2,392,945

Loss for the year	$(6,875,857)	$(17,448,041)	$(13,982,612)

Basic and diluted loss per share	$(0.09)	$(0.24)	$(0.19)

Weighted average number of common shares outstanding	73,480,833	73,154,139	72,509,793

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Loss for the year	$(6,875,857)	$(17,448,041)	$(13,982,612)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	(105,714)	(400,476)	(280,000)
Currency translation adjustment	4,350,667	3,585,937	2,574,406

Comprehensive loss for the year	$(2,630,904)	$(14,262,580)	$(11,688,206)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Cash flows from operating activities
Loss for the year	$(6,875,857)	$(17,448,041)	$(13,982,612)
Items not affecting operating activities:
Interest income received	(22,270)	(83,829)	(173,896)
Unrealized foreign exchange effect on cash and cash equivalents	290,504	159,158	(87,151)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	427,022	254,637	425,066
Commitment to issue shares	66,089	376,549	641,357
Bonus shares issued as performance bonuses	-	-	17,500
Interest on convertible loan	(53,222)	-	-
Share-based payments	476,424	857,936	-
Deferred income tax recovery	(3,431,230)	(3,356,471)	(2,392,945)
Depreciation	150,782	187,714	262,557
Depletion (Note 10)	1,716,848	1,334,845	1,681,688
Impairment of royalty interest	3,973,699	7,371,765	4,765,511
Write down of goodwill	3,047,605	2,248,057	-
Impairment of receivables	51,302	-	-
Realized loss on sale of investments	58,360	19,049	51,114
Gain (loss) on acquisition and sale of exploration and evaluation assets	(5,393,305)	-	-
Gain (loss) on derecognition and sale of property and equipment (Note 6)	(15,892)	167,008	103,519
Write-off of exploration and evaluation assets (Note 9)	56,086	707,567	1,780,890
Write-off other assets			42,120
Equity loss in associated companies	1,062,146	1,086,649	2,093,823
Unrealized foreign exchange (gain) loss	(466,587)	641,110	146,117
Shares received from joint venture partners included in exploration recoveries	(115,000)	(33,000)	(272,550)
Changes in non-cash working capital items:
Receivables	101,200	737,698	(544,477)
Prepaid expenses	21,366	61,047	91,235
Accounts payable and accrued liabilities	83,056	(90,794)	(954,534)
Advances from joint venture partners	(291,350)	19,402	519,781
Total cash used in operating activities	(5,082,224)	(4,781,944)	(5,785,887)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	5,297,357	(56,085)	101,185
Interest received on cash and cash equivalents	22,270	83,829	173,896
Convertible note receivable (Note 7)	(973,236)	-	12,458
Proceeds from sale of fair value through profit and loss investments, net	136,263	242,252	195,559
Purchase of available-for-sale financial instruments	-	(500,000)	(480,000)
Purchase of investments in associated companies	-	(1,063,036)	(2,774,570)
Purchase of royalty interest	-	-	(200,000)
Restricted cash	-	(25,529)	(451,426)
Purchase and sale of property and equipment, net	2,403	79,463	25,492
Reclamation bonds	71,964	(52,553)	(282,372)
Total cash provided by (used in) investing activities	4,557,021	(1,291,659)	(3,679,778)

Cash flows from financing activities
Proceeds from option exercised	-	-	361,600
Total cash provided by financing activities	-	-	361,600
Effect of exchange rate changes on cash and cash equivalents	(290,504)	(159,158)	87,151
Change in cash and cash equivalents	(815,707)	(6,232,761)	(9,016,914)
Cash and cash equivalents, beginning	6,450,308	12,683,069	21,699,983
Cash and cash equivalents, ending	$5,634,601	$6,450,308	$12,683,069

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	163,000	233,950	(233,950)	-	-	-	-
Commitment to issue shares	-	-	66,089	-	-	-	66,089
Equity investment share-based payments	-	-	-	322,900	-	-	322,900
Share-based payments	-	-	-	476,424	-	-	476,424
Foreign currency translation adjustment	-	-	-	-	4,350,667	-	4,350,667
Change in fair value of financial instruments	-	-	-	-	(105,714)	-	(105,714)
Loss for the year	-	-	-	-	-	(6,875,857)	(6,875,857)
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	($69,981,980)	$57,978,722
Shares issued as incentive stock grants	391,501	614,427	(614,427)	-	-	-	-
Commitment to issue shares	-	-	376,549	-	-	-	376,549
Equity investment share-based payments	-	-	-	135,700	-	-	135,700
Share-based payments	-	-	-	857,936	-	-	857,936
Foreign currency translation adjustment	-	-	-	-	3,585,937	-	3,585,937
Change in fair value of financial instruments	-	-	-	-	(400,476)	-	(400,476)
Loss for the year	-	-	-	-	-	(17,448,041)	(17,448,041)
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management estimates it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

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

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

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
For the Year Ended December 31, 2015

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

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
EBX Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Exploration Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Iekevare Minerals AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%
EMX Australia Pty Ltd.	Australia	100%

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

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of retranslation, are recorded in the foreign currency translation reserve.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

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

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, convertible notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

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
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Investments (Marketable securities) are classified FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

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

Convertible Notes Receivable

The notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. The notes receivable are measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of the issue for instruments of similar term and risk. Interest income based on the rate of the note and the accretion of the additional interest to the amount that will be receivable on maturity are recognized through profit and loss as interest income. The equity conversion option is an embedded derivative that has been separated from the notes receivable and is valued based on residual value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

The embedded derivative is not revalued subsequent to initial measurement unless terms of the original loan are changed.

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

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards having been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

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

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

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
For the Year Ended December 31, 2015

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
For the Year Ended December 31, 2015

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

Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

Accounting pronouncements not yet effective

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective (continued)

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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
For the Year Ended December 31, 2015

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

3. INVESTMENTS

The Company had the following investments:

		Accumulated
December 31, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,872,802	$(1,637,696)	$235,106
Total Fair value through profit or loss	1,872,802	(1,637,696)	235,106
Available-for-sale
Marketable securities	980,000	(786,190)	193,810
Total investments	$2,852,802	$(2,423,886)	$428,916

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

3. INVESTMENTS (Continued)

		Accumulated
December 31, 2014	Cost	unrealized loss	Fairvalue
Fairv alue through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

		Accumulated
December 31, 2013	Cost	unrealized loss	Fair value

Fair value through profit or loss
Marketable securities	$2,180,725	$(951,640)	$1,229,085

Available-for-sale
Marketable securities	480,000	(280,000)	200,000
Total investments	$2,660,725	$(1,231,640)	$1,429,085

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	December 31, 2015	December 31, 2014	December 31, 2013
Royalty income receivable	$154,343	$142,864	$186,298
Refundable taxes	153,067	243,503	999,869
Recoverable exploration expenditures and advances	248,628	274,085	248,597
Other	130,427	178,385	141,771
Total	$686,465	$838,837	$1,576,535

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	December 31, 2015	December 31, 2014	December 31, 2013
Canadian Dollars	$52,395	$102,952	$81,384
US Dollars	575,986	588,829	1,329,075
Turkish Lira	46,401	133,440	140,412
Swedish Krona	3,754	12,574	22,418
Other	7,929	1,042	3,246
Total	$686,465	$838,837	$1,576,535

5. RESTRICTED CASH

At December 31, 2015, the Company classified $269,770 (2014 - $230,144; 2013 - $528,945) as restricted cash. This amount is comprised of $199,915 (2014 - $148,334; 2013 - $148,334) held as collateral for its corporate credit cards $69,415 (2014 - $50,960; 2013 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $440 (December 31, 2014 - $30,850; 2013 – $329,651) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

6. PROPERTY AND EQUIPMENT

During the year ended December 31, 2015, 2014 and 2013, depreciation of $34,663 (2014 - $47,908; 2013 - $133,453) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2012	$116,986	$222,684	$129,207	$370,937	$615,302	$552,277	$2,007,393
Additions	-	3,529	1,951	- - -			5,480
Disposals and derecognition	(25,273)	(48,861)	(125,135)	(62,049)	(42,859)	- (304,177)
As at December 31, 2013	$91,713	$177,352	$6,023	$308,888	$572,443	$552,277	$1,708,696
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(224,237)	-	(137,751)	(361,988)
As at December 31, 2014	$91,713	$177,352	$6,023	$84,651	$572,443	$414,526	$1,346,708
Additions	7,981	10,224	1,170	16,105	6,065	-	41,545
Disposals and derecognition	-	(2,152)	(3,059)	(165,888)	-	-	(171,099)
As at December 31, 2015	$99,694	$185,424	$4,134	$(65,132)	$578,508	$414,526	$1,217,154

Accumulated depreciation
As at December 31, 2012	$71,416	$118,771	$65,594	$88,764	$85,866	$-	$430,411
Additions	25,718	32,119	8,295	79,628	116,797	-	262,557
Disposals and derecognition	(24,147)	(44,874)	(73,889)	(26,776)	-	-	(169,686)
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Additions	18,726	26,015	3,958	24,495	114,520	-	187,714
Disposals and derecognition	-	-	-	(115,517)	-	-	(115,517)
As at December 31, 2014	$91,713	$132,031	$3,958	$50,594	$317,183	$-	$595,479
Additions	7,981	8,161	1,832	15,595	117,213	-	150,782
Disposals and derecognition	-	(1,680)	(1,656)	(140,231)	-	-	(143,567)
As at December 31, 2015	$99,694	$138,512	$4,134	$(74,042)	$434,396	$-	$602,694
Net book value
As at December 31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414
As at December 31, 2014	$-	$45,321	$2,065	$34,057	$255,260	$414,526	$751,229
As at September 30, 2015	$-	$46,912	$-	$8,910	$144,112	$414,526	$614,460

During the year ended December 31, 2015, the Company acquired and sold certain exploration and evaluation assets for a net gain of $5,393,305. Included in this gain was the acquisition of property and equipment with a net book value of $7,013. Also, during the year ended December 31, 2015 the Company sold property and equipment with a net book value of $21,041 for total proceeds of $36,933 for a net gain of $15,892, and included in exploration and evaluation expenditures is a loss disposal of property and equipment with a net book value of $6,490.

7. CONVERTIBLE NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to US$100,000 per month to a maximum of US$500,000 (“Principal Sum”). The loan carries an interest rate of 8% per annum and the full amount of the principal and interest is due February 5, 2016, subsequently amended to Jan 3, 2017. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership units at US$6.00 per unit. If IGC completes a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. As at December 31, 2015 the Company has advanced US$500,000. Further to the convertible loan agreement, subsequent to December 31, 2015 the terms of the loan were amended and US$198,953 (2014 – US$48,747) of expenses paid by the Company on behalf of IGC has been included in Principal Sum.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

7. CONVERTIBLE NOTES RECEIVABLE (Continued)

The notes receivable consists of two components: the note receivable component and the equity conversion option. At initial recognition, the fair value of the note receivable component was estimated at $802,483 using the discounted cash flow model method at market rate. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. As at December 31, 2015, the company recorded $53,222 of interest income, as well as a foreign exchange gain of $97,890. The fair value of the equity conversion option was estimated to be $72,863.

Subsequent to December 31, 2015, the Company entered into an amended and restated loan agreement with IGC such that the Principal Sum shall include any further sums that may be advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. Additionally, if subsequent to the date of the Amended Agreement, IGC completes a financing and, as part of that financing, issues to the investors warrants to purchase Units or other securities of IGC, then the Company shall be entitled, upon conversion of the Principal Sum and accrued and unpaid interest, to also receive warrants to purchase Units or other securities of IGC on the same terms as the warrants issued in such financing.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42.22% equity investment in IGC. At December 31, 2015, the Company has paid an aggregate of US$7,892,345 towards its investment (2014 - US$7,892,345; 2013 - $6,829,309). At December 31, 2015, the Company’s investment less its share of accumulated equity losses was $3,394,255 (2014 - $4,072,737; 2013 - $3,960,650). The Company’s share of the net loss for the year ended December 31, 2015 was $1,062,146 (2014 - $1,086,649; 2013 - $2,093,823).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd; an Australian Stock Exchange listed Exploration Company. During the year ended December 31, 2015, the Company purchased the remaining 51% interest in the Turkish company (Note 9). As such, the books and records of the Turkish company are consolidated as a 100% owned subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the former joint venture for the year ended December 31, 2015 was $Nil (2014 - $Nil; 2013 - $Nil).

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC
Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership%	42.22%
The Company's share of loss for the year	(1,062,146)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Loss for the year	(154,215)	(2,606,384)
The Company's ownership%	49.00%	42.34%
The Company's share of loss for the year	-	(1,086,649)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December31,2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2015, 2014 and 2013, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2015	December 31, 2014	December 31, 2013
Asia Pacific	Various	$81,124	$81,124	$81,124
Haiti	Various	-	56,085	-
Sweden	Various	16,671	16,671	16,671
	Viad royalties	421,084	421,084	421,084
Turkey	Alankoy	153,960	153,960	153,960
	Sisorta	131,440	-	-
	Trab	78,587	78,587	78,587
United States	Jasper Canyon, Arizona	-	-	235,856
of America	Silver Bell, Arizona	-	-	471,711
	Superior West, Arizona	1,105,579	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095	393,095

Total		$2,381,540	$2,379,886	$3,031,368

During the year ended December 31, 2015 the Company wrote-off $56,085 of capitalized exploration costs related to the termination of a 1% net smelter returns royalty (“NSR”) agreement on one of its interests in Haiti.

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

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

Asia Pacific (Australia) exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with license holders.

Koonenberry - Perry & Armstrong

In 2013, the Company earned its 100% ownership of a single exploration license and the vendor’s interest reverted to a 2% NSR. The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

Koonenberry - Arastra

In 2013, the Company by mutual agreement terminated an option agreement with Arastra Exploration Pty Ltd (“Arastra) after earning a 50% interest in four exploration licenses. As part of the termination the 50% interest earned by the Company was exchanged for a 100% ownership in one of the licenses (subject to a 2% NSR in favor of Arastra), and a 1% NSR against the other three licenses. Arastra relinquished their 3 tenements in 2015, accordingly EMX no longer holds the 1% NSR.

Koonenberry - Rockwell

In 2013 an agreement with Rockwell Resources Pty Ltd was terminated and the Company was granted a NSR of 0.5% in and over the tenement held by Rockwell.

Koonenberry - Bates

The Company holds 100% in two exploration licenses and the vendor’s interest has reverted to a 2% NSR. The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

In 2015 the Company relinquished one of the two tenements and further reduced the area of the remaining tenement. The Company signed a letter of agreement with Bates, should we re-apply for the areas within 12 months EMX would honor a similar NSR.

In February 2014, the Company signed an exploration and option agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, giving NQM the right to acquire the Company’s Koonenberry exploration

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

licenses in New South Wales, Australia. NQM will bear responsibility of satisfying all existing work commitments and honoring all underlying property agreements during the term of the Agreement. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX retaining a 3% production royalty.

Asia Pacific (New Zealand) exploration licenses

In September 2014, and amended in December 2015 the Company signed an option agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville gold-silver property (the “Property”) located in the Hauraki goldfield of New Zealand’s North Island. The purchase and sale agreement included an execution payment of $100,000 ($50,000 received in January 2015) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold.

Pursuant to the amended agreement, L&M was to have paid the balance of the $100,000 execution payment, being $50,000 to the Company on or by no later than January 19, 2016. L&M is currently in default of this payment.

Haiti exploration permits

Eurasian and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), had the right to establish specific exploration areas along the trend of Haiti’s Massif du Nord mineral belt. Newmont was funding and managing six joint venture Designated Projects (“DP’s”) across the exploration areas. The Company’s work on the 100% controlled Grand Bois gold-copper project is outside of the JV with Newmont.

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

On November 2, 2015, the Company terminated the EMX –Newmont JV that covered the six designated exploration areas and sold its interest in Haiti to Newmont for a $5,277,542 (US$4,000,000) cash payment and a retained 0.5% net smelter return (“NSR”) royalty interest.

Sweden and Norway licenses

The Company holds certain exploration permits. There are no specific spending commitments on the Swedish licenses and permits.

On February 17, 2011, the Company entered into a Strategic Alliance and Earn-In Agreement (the “Strategic Alliance”) with Antofagasta Minerals S.A., (“Antofagasta”). On February 17, 2013, the Strategic Alliance reached the end of its two year tenure. On March 3, 2014 Antofagasta advised the Company that they would be discontinuing further funding of the DPs.

The Company has no commitments or obligations pursuant to the Strategic Alliance.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey exploration licenses

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Sisorta Joint Venture

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to Çolakoglu for a combination of option payments and expenditure requirements. Çolakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company (Note 8) and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of $156,800 (AUD$162,092). As a result of the purchase, the Company recorded a gain on acquisition of $26,407, and $131,440 was allocated to exploration and evaluation assets.

Akarca Joint Venture

On June 20, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company.

Colakoglu paid $350,000 and completed drilling requirements on the project and was required to pay additional amounts to earn its interest. In October, 2015, Çolakoglu advised EMX that it decided to forego exercising the option and the Company has regained 100% control of the Akarca project.

Ferrite Agreement - Alankoy

On December 20, 2013, the Company signed an Exploration and Option Agreement (the “Alankoy Agreement”) with Ferrite Resources Ltd. (“Ferrite”), a privately-held Australian company, whereby Ferrite had the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% NSR. To do so, Ferrite paid US$35,000 upon signing and must expend at least US$200,000 on exploration activities each year for the three years after June 3, 2014 (the Effective Date). In addition, Ferrite is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs) on each anniversary of the Effective Date. In October 2015, Ferrite informed the Company they would not continue with the option agreement and paid to EMX US$25,000 related to reimbursement of expenditures owed by Ferrite.

Black Sea Copper & Gold Agreement - Alankoy

On November 23, 2015, the Company signed an Exploration and Option Agreement with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, for the Alankoy copper-gold property in northwestern Turkey, whereby Black Sea has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% production royalty. To do so, Black Sea paid US$25,000 (received subsequent to December 31, 2015) upon signing and must expend at least US $75,000 on exploration activities on or before the later of June 1, 2016 and the date on which drilling permits have been issued (the “Commencement Date”); conduct at least 1,500 meters of exploration drilling by the first anniversary of the Commencement Date; expend at least an additional US $200,000 on exploration activities by the second anniversary of the Commencement Date; expend at least an aggregate of US $3,000,000 on exploration activities on or before the sixth anniversary of the date of the Agreement. In addition, Black Sea is required to make annual deliveries of gold bullion to the Company as Advanced Annual Royalties (AARs) on each anniversary of the Effective Date. These will consist of 37.5 troy ounces of gold (or cash equivalent thereof) delivered on the first anniversary of the Effective Date, 75 troy ounces of gold delivered on the second and third anniversaries of the date of the Agreement and AARs of 100 troy ounces of gold (or cash equivalent) on all subsequent anniversaries until commencement of commercial production.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Black Sea is also to pay 500 troy ounces of gold (or the cash equivalent) on completion of a NI 43-101 or JORC compliant feasibility study.

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

iii)	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date (received); and,

iv)	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date.

In addition to the transfer of shares, Pasinex will then pay the Company a 2.9% NSR royalty from production. Pasinex has the option of purchasing 0.9% of the royalty for $1,000,000 USD prior to the 6th anniversary of the effective date of the agreement.

United States exploration licenses

Aguila de Cobre Property, Arizona

On July 30, 2015, the Company, through its wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”), entered into an option agreement to sell the Aguila de Cobre property for a combination of cash payments and work commitments. The agreement grants Kennecott Exploration Company (“KEX”), part of the Rio Tinto Group, the option to acquire a 100% interest in the property.

Pursuant to the agreement, KEX can earn a 100% interest in the project by making a cash payment upon execution of the agreement of US$25,000 (received), and thereafter completing US$4,000,000 in exploration expenditures and paying annual option payments totaling US$100,000 on or before the third anniversary of the agreement, and a further US$100,000 upon exercise of the option. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. After exercise of the option, annual advanced minimum royalty (“AMR”) payments are due starting at US$50,000 and

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$100,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA") after which Kennecott may make a one-time payment of US$2,500,000 to extinguish the obligation to make future AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$2,500,000, and all AMR payments cease upon production from the properties. In addition, KEX will make milestone payments consisting of:

a.	US$500,000 upon completion of an OMS or PEA;
b.	US$500,000 upon completion of a Prefeasibility Study; and
c.	US$1,000,000 upon completion of a Feasibility Study - this payment will be credited 80% against future royalty payments.

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

Desert Star delivered 1,050,000 common shares of Desert Star and is required to incur a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date, and making additional milestone payments to the Company.

On September 1, 2014, the Copper King and Red Top agreements were amended and during the remainder of 2014, the Company received payments totaling US$62,974. In January, 2015, Desert Star terminated its interest in the Copper Springs project and the Company regained 100% control of the project.

On July 21, 2015, the Copper King and Red Top agreements were amended, extending the 2nd anniversary payments and work commitments into 2016, six months after the receipt of the “Approval Letter,” written approval from the Tonto National Forest of the USDA US Forest Service authorizing the commencement of operations on the property. The approval letter for the Copper King property was received January 26, 2016.

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

The Company retains a 100% interest in the claims. On April 27, 2015, Savant terminated its option to acquire the Frazier Creek property. The Company subsequently relinquished all mineral rights on the Frazier Creek property.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

On September 24, 2015, Savant terminated its interest in the Buckhorn Creek property with the Company retaining 100% ownership of the property.

Cathedral Well Property, Nevada

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

In September 2015, the Company received the 1st anniversary payment of US$25,000. The option agreement between Ely Gold and the Company remains in good standing.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprised of certain unpatented federal mining claims and one State of Arizona exploration permit subject to the terms of an Earn-In Agreement dated September 27, 2011 with Vale Exploration (“Vale”). Vale may earn an initial 60% interest in the project for consideration of cash payments and US$4,500,000 in exploration expenditures within four years.

On July 19, 2014, Vale terminated its interest in the agreement with the Company regaining 100% control of the project.

Hardshell Skarn Property, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

In October 2015, the Company signed an exploration and option agreement through its wholly-owned subsidiary FOBC LLC, with Arizona Minerals Inc, for the Company’s Hardshell Skarn Property project. Arizona Minerals Inc can earn a 100% interest in the project by paying the Company a total of US$85,000 as follows: US$25,000 (received) upon execution of the agreement and US$60,000 over the next three years, after which the company will retain a 2% NSR. After exercise of the option, annual advanced royalty payments of US$5,000 commence on the first anniversary of the exercise of the option. After commencement of Commercial Production, the Company is due payments of US$5,000 or the Royalty coming due that year, whichever is greater.

Lomitas Negras Property, Arizona

The Company holds a 100% interest in the Lomitas Negras property comprised of certain State of Arizona exploration permits. The Company relinquished their federal mining claims during 2015, retaining only certain State of Arizona exploration permits.

In May 2014, the Company signed an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Lomitas Negras porphyry copper project with KEX and received US$25,000. KEX relinquished its interest in the project during September 2014, with the Company regaining 100% control.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

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

In November 2015, the Company and MH pooled their claims for the purpose of creating an economic unit for exploration, development and mining purposes.

Silver Bell West, Silver Bell District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted GEO a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The agreement was terminated in September 2014 with the Company regaining 100% control of the project. As a result of the termination of the agreement, the Company wrote-off $471,711 of exploration and evaluation costs related to the project.

Superior West Project, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company also may earn a 100% interest in additional adjacent claims under option from a third party for cash payments totaling US$1,000,000 on or before January 2017 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

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

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Superior West project with KEX. Pursuant to the agreement, KEX can earn a 100% interest in the project by making cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. KEX has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

During fiscal 2015, KEX exceeded the US$300,000 required expenditures for year one.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

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

In each of the years 2014 and 2015, the Company received a US$50,000 option payment and verified that all exploration expenditures due on the property had been met and that the agreement is in good standing.

Various

The Company holds interests acquired by staking in several jurisdictions including Utah, Nevada, Arizona, Colorado and Wyoming.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

*Significant components of “Other” total exploration expenditures for the year ended December 31, 2015 were Haiti - $359,827; Germany - $107,899; Austria - $69,667; Brazil - $50,254; and Russia - $32,137.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the year ended December 31, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

*Significant components of “Other” total exploration expenditures for the year ended December 31, 2014 were Austria - $308,213; Haiti - $209,576; Georgia -160,287; and Brazil - $66,029.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

9. EXPLORATION AND EVALUATION ASSETS (Continued)

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

10. ROYALTY INTEREST

Changes in royalty interest for the years ended December 31, 2015, 2014 and 2013:

Balance, December 31, 2012	$38,738,592
Adjusted for:
Additions	200,000
Depletion	(1,681,688)
Impairment charge	(4,765,511)
Cumulative translation adjustments	2,572,332
Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(1,334,845)
Impairment charge	(7,371,765)
Cumulative translation adjustments	2,970,845
Balance, December 31, 2014	$29,327,960
Adjusted for:
Depletion	(1,716,848)
Impairment charge	(3,973,699)
Cumulative translation adjustments	5,161,567
Balance, December 31, 2015	$28,798,980

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

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

During the year ended December 31, 2015 $1,609,553 (2014 - $2,247,334; 2013 - $3,102,888) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

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

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and multiples.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

10. ROYALTY INTEREST (Continued)

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised its estimated annual gold production over the expected mine life and decreased it’s long term gold price from US$1,300 to US$1,200 per ounce. As a result of these changes, the Company recorded $3,973,699 (2014 - $7,371,765; $4,765,511) in impairment charges for the year ended December 31, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”). In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $3,431,230 (2014 - $3,356,471; 2013 - $2,392,945) with a corresponding entry to deferred income tax recovery.

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2015	December 31, 2014	December 31, 2013
Australia-various properties	$80,976	$75,864	$57,881
Sweden-various properties	7,939	7,984	7,884
Turkey-various properties	273,898	273,097	238,356
U.S.A-various properties	447,921	466,502	466,773
Total	$810,734	$823,447	$770,894

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the years ended December 31, 2015, 2014 and 2013:

Balance ,December 31, 2012	$8,970,514
Adjusted for:
Cumulative translation adjustment	655,281
Balance, December 31, 2013	$9,625,795
Adjusted for:
Impairment charge	(2,248,057)
Cumulative translation adjustment	839,804
Balance, December 31, 2014	$8,217,542
Adjusted for:
Impairment charge	(3,047,605)
Cumulative translation adjustment	1,331,949
Balance, December 31, 2015	$6,501,886

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $3,047,605 (2014 - $2,248,057; 2013 - $Nil) of the related deferred income tax liability.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2015	December 31, 2014
U.S.A.	$137,825	$429,175
Total	$137,825	$429,175

14. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Royalty interest	$(9,053,435)	$(9,933,985)	$(12,901,876)
Tax loss carry forwards	2,433,008	1,616,508	1,315,968
Other	118,541	99,935	875,356
	$(6,501,886)	$(8,217,542)	$(10,710,552)

As at December 31, 2015, no deferred tax assets are recognized on the following temporary differences as it is not probabe that sufficient future taxable profit will be available to realize such assets:

	December 31, 2015	December 31, 2014	December 31, 2013	Expiry Date Range
Tax loss carry forwards	$37,728,000	$36,586,000	$29,433,000	2026-2035
Share issue costs	-	65,000	327,000	2015
Exploration and evaluation assets	10,022,960	9,183,007	10,538,794	No expiry
Other	$8,385,770	$7,937,261	$6,244,171	No expiry

Income Tax Expense

	December 31, 2015	December 31, 2014	December 31, 2013
Current tax expense	$-	$-	$-
Deferred tax recovery	(3,431,230)	(3,356,471)	(2,392,945)
	$(3,431,230)	$(3,356,471)	$(2,392,945)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26.0% (2014 – 26.00%; 2013 - $25.75%) as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Expected income tax (recovery)	$(2,679,842)	$(5,409,173)	$(4,212,703)
Effect of lower tax rates in foreign jurisdictions	(2,393,803)	(1,217,191)	(890,053)
Permanent differences	2,594,459	2,735,843	719,540
Change in unrecognized deductible temporary differences and other	(60,006)	751,860	1,064,418
Foreign exchange	(892,038)	(217,810)	925,853
	$(3,431,230)	$(3,356,471)	$(2,392,945)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

15. CAPITAL STOCK

Authorized

As at December 31, 2015, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

For the year ended December 31, 2015, the Company issued:

  163,000 shares valued at $233,950 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

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

During the years ended December 31, 2015, 2014, and 2013, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	4,798,700	2.26
Exercised	(355,000)	1.02
Cancelled and expired unexercised	(448,000)	2.37
Balance as at December 31, 2013	3,995,700	2.36
Granted	1,608,500	1.18
Cancelled and expired unexercised	(111,000)	1.62
Balance as at December 31, 2014	5,493,200	2.03
Granted	1,341,500	0.66
Cancelled and expired unexercised	(1,406,200)	2.12
Balance as at December 31, 2015	5,428,500	1.67

Number of options exercisable as at December 31, 2015	5,428,500	$1.67

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

15. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2015:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
February 1, 2011*	50,000	50,000	3.21	February 1, 2016
March 18, 2011*	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	921,500	921,500	1.94	August 22, 2017
October 16 ,2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,438,000	1,438,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,336,500	1,336,500	0.66	June 8, 2020

Total	5,428,500	5,428,500

*Expired unexercised subsequent to December 31, 2015.

The weighted average remaining useful life of stock options is 2.49 years.

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the year ended December 31, 2015, the Company recorded aggregate share-based payments of $542,513 (2014 -1,234,485; 2013 - $658,857) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Year ended December 31, 2015	Expenses	Expenditures	Total

Commitment to issue shares	$100,233	$(34,144)	$66,089
Fair value of stock options granted	369,883	106,541	476,424
	$470,116	$72,397	$542,513

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

15. CAPITAL STOCK (Continued)

	General and
	Administrative	Exploration
Year ended December 31, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$346,961	$29,588	$376,549
Fair value of stock options granted	683,450	174,486	857,936
	$1,030,411	$204,074	$1,234,485

	General and
	Administrative	Exploration
Year ended December 31, 2013	Expenses	Expenditures	Total

Commitment to issue bonus shares	$509,995	$131,362	$641,357
Fair value of stock options granted	17,500	-	17,500
	$527,495	$131,362	$658,857

The weighted average fair value of the stock options granted during the year ended December 31, 2015 was $0.36 per stock option (2014 - $0.53; 2013 - $Nil per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
Risk free interest rate	1.02%	1.46%	0.00%
Expected life (years)	5	5	-
Expected volatility	62.33%	51.63%	0.00%
Dividend yield	-	-	-

Warrants

During the years ended December 31, 2015, 2014 and 2013, the change in warrants outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	13,265,138	$3.70
Expired	(4,089,605)	3.10
Balance as at December 31, 2013 and 2014	9,175,533	$4.56
Expired	(9,175,533)	4.56

Balance as at December 31, 2015	-	$-

As at December 31, 2014, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, November 8, 2010	6,200,000	5.50	November8,2015
Private placement, November 12, 2010	800,000	5.50	November12,2015
Finders warrants, November 8, 2010	255,900	5.50	November8,2015
Private placement, March 12, 2010	1,919,633	$2.88	March12,2015
Total	9,175,533

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
Management	$1,067,210	$108,637	$1,175,847
Outside directors*	158,257	79,898	238,155
Seabord Services Corp.	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors*	168,496	183,513	352,009
Seabord Services Corp.	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,836

		Share-based
For the year ended December 31, 2013	Salary or Fees	Payments	Total
Management	$881,120	$374,120	$1,255,240
Outside directors*	175,798	35,223	211,021
Seabord Services Corp.	447,900	-	447,900
Total	$1,504,818	$409,343	$1,914,161

* Directors fees include $5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the year ended December 31, 2015 is $247,660 (2014 - $Nil; 2013 - $Nil) in termination payments to a former officer of the Company. The amount has been included in Other expenses for the year.

Included in accounts payable and accrued liabilities is $1,853 (2014 - $8,064; 2013 - $2,599) owed to key management personnel and $20,694 (2014 - $29,612; 2013 - $39,183) to other related parties.

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2015 and 2014, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2015	December 31, 2014	December 31, 2013
Asia Pacific	$81,124	$81,124	$81,124
Haiti	-	56,085	-
Sweden	437,755	437,755	437,755
Turkey	363,987	232,547	232,547
U.S.A	1,498,674	1,572,375	2,279,942
Total	$2,381,540	$2,379,886	$3,031,368

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

17. SEGMENTED INFORMATION (Continued)

PROPERTY AND EQUIPMENT	December 31, 2015	December 31, 2014	December 31, 2013
Asia Pacific	$10,275	$12,694	$110,769
Canada	-	1,630	15,280
Georgia	-	6,490	11,011
Haiti	23,612	9,040	12,574
Sweden	4,902	11,502	23,285
Turkey	7,032	24,723	67,373
U.S.A	568,639	685,150	945,122
Total	$614,460	$751,229	$1,185,414

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2015, the Company had working capital of $5,787,109 (2014 - $7,096,916; 2013 – $14,217,999). Management estimates it has sufficient working capital for operations and to continue it’s currently planned programs. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2015, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,634,601	$-	$-	$5,634,601
Restricted cash	269,770	-	-	269,770
Fair value through profit or loss investments	235,106	-	-	235,106
Strategic investments	193,810	-	-	193,810
Total	$6,333,287	$-	$-	$6,333,287

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $43,000.

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2015 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,197,937
Receivables	410,204
Convertible notes receivable	740,377
Accounts payable and accrued liabilities	(270,080)
Advances from joint venture partners	(99,276)
Net exposure	4,979,162
Canadian dollar equivalent	$6,912,571

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $691,000 in the Company’s pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2015	December 31, 2014	December 31, 2013
Cash	$5,365,271	$3,311,196	$3,519,309
Short-term deposits	269,330	3,139,112	9,163,760
Total	$5,634,601	$6,450,308	$12,683,069

The significant non-cash investing and financing transactions during the year ended December 31, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $105,714 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;
b.	Issuance of 163,000 bonus shares valued at $233,950 applied to commitment to issue shares;
c.	Adjusted reserves and investment in associated companies for $322,900 related to share-based payments made by an associated company; and
d.

Adjusted non-current assets and liabilities for $4,350,667 related to cumulative translation adjustments (“CTA”), of which $5,161,567, relates to CTA gain on royalty interest, $1,331,949 relates to CTA gain on goodwill, $1,715,574 relates to a CTA loss on deferred tax liability and $427,275 relates to a CTA loss in the net liabilities of a subsidiary with a functional currency different from the presentation currency.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2015

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

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

20. EVENT AFTER THE REPORTING DATE

Subsequent to December 31, 2015, the Company completed the execution of a purchase agreement for interests on the Maggie Creek and Afgan gold properties from Golden Predator US Holding Corp. (“Golden Predator”), a wholly-owned subsidiary of Till Capital Ltd. ("TCL") by issuing 250,000 common shares of EMX to TCL as consideration for the purchase. Golden Predator owns a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property, and a 1% NSR royalty on all minerals for the Afgan property.