Form 20-F
period 2016-12-31
EURASIAN MINERALS INC
filed 2017-03-31
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
Telephone No.: 604-688-6390
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
None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 74,089,710

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act. Yes ___     No _X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ___     No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes _X_     No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _X_     No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer _X_

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

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

Qualified Person: is defined in NI 43-101 as an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires A. a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or B. a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining;

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

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Vuggy: containing small cavities in a rock or vein, often with a mineral lining of different composition from that of the surrounding rock.

Linear Measurements

1 inch	=	2.54 centimeters
1 foot	=	0.3048 meter
1 yard	=	0.9144 meter
1 mile	=	1.609 kilometers

Area Measurements

1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.59 square kilometers

Units of Weight

1 short ton	=	2000 pounds or 0.893 long ton
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.1023 short tons
1 pound (16 oz.)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz.	=	31.1035 grams
1 troy oz. per short ton	=	34.2857 grams per metric tonne

Analytical	percent	grams per metric tonne	troy oz per short ton
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.029167
1 troy oz./short ton	0.003429%	34.2857	1
10 ppb	nil	0.01	0.00029
100 ppm	0.01	100	2.917

Temperature Conversion Formulas

Degrees Fahrenheit	=	(°C x 1.8) + 32
Degrees Celsius	=	(°F - 32) x 0.556

Frequently Used Abbreviations and Symbols

AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimeter
C.P.G.	Certified Professional Geologist
CSAMT	Controlled source audio-frequency magnetotellurics
Cu	copper
ESIA	Environmental & Social Impact Assessment
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
HSE	high sulphidation epithermal
ICP AES	inductively coupled plasma atomic emission spectroscopy
ICP MS	inductively coupled plasma mass spectroscopy
ICP MS/AAS	inductively coupled plasma mass spectroscopy/atomic absorption spectroscopy
IOCG	iron-oxide-copper-gold
IP	Induced polarization
JORC	Joint Ore Reserves Committee
JV	joint venture
kg	kilogram
km	kilometer
m	meter(s)
Ma	million years ago
Mn	manganese
Mo	molybdenum
n	number or count
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
PEA	Preliminary Economic Assessment
PGE	platinum group element
ppb	parts per billion
ppm	parts per million
QA	quality assurance
QC	quality control
QP	Qualified Person
sq	square
Sb	antimony

Frequently Used Abbreviations and Symbols

VMS	volcanogenic massive sulfide
Zn	zinc

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

Eurasian is a reporting company under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 Company, and the NYSE MKT LLC (“NYSE MKT”). Eurasian’s common shares without par value (“Common Shares”) are traded on the TSX-V and the NYSE MKT under the symbol “EMX”.

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

(b)	maintains the opportunity to participate in early-stage exploration upside, and

(c)	develops a pipeline for potential production royalty payments and associated greenfields discoveries in the future.

This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

The Company’s royalty and exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. Eurasian started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion Monarch” or “BULM”). This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). References to “US$” are to United States dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.

FORWARD-LOOKING STATEMENTS

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this Annual Report, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING RESERVE AND RESOURCE INFORMATION

Unless otherwise indicated, all resource estimates, and any future reserve estimates, included or incorporated by reference in this annual report on Form 10-K have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference into this annual report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. SEC Industry Guide 7 does not define and the SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and any reserves reported by us in the future in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors

Table No. 1 lists as of March 27, 2017 the names of the Directors of the Company.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed

Brian E. Bayley (1)(2)(3)(4)	64	May 13, 1996
David M. Cole (5)	55	November 24, 2003
Brian K. Levet (1)(2)(4)	64	March 18, 2011
Larry M. Okada (1)(2)(3)(6)	68	June 11, 2013
Michael D. Winn (3)(7)	55	November 24, 2003

(1)	Member of Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of Corporate Governance Committee
(4)	Suite 1703 – 595 Burrard Street, Vancouver, BC V7X 1S8
(5)	10001 W. Titan Road, Littleton, Colorado 80125
(6)	Suite 520 – 800 West Pender Street, Vancouver, BC V6C 2V6
(7)	Suite C – 381 Forest Avenue, Laguna Beach, California 92651

1.A.2. Senior Management

Table No. 2 lists, as of March 27, 2017, the names of the Senior Management of the Company.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment

David M. Cole (1)	55	November 24, 2003
Christina Cepeliauskas (2)	53	September 18, 2008
Kim Casswell (2)	60	November 13, 2015

(1)	10001 W. Titan Road, Littleton, Colorado 80125
(2)	Suite 501 – 543 Granville Street, Vancouver, BC V6C 1X8

Mr. Cole’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, liaison with lawyers-regulatory authorities-financial community/shareholders, and reporting to the Board of Directors of the Company (the “Board”).

Ms. Cepeliauskas’ business functions, as Chief Financial Officer, include responsibility for overseeing all of the Company’s financial administration, accounting, liaison with auditors-accountants and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board. Ms. Cepeliauskas may delegate all or part of her duties as Chief Financial Officer to a nominee from time to time.

Ms. Casswell’s business functions, as Corporate Secretary, include attending and being the secretary of all meetings of the Board, shareholders and committees of the Board and entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; giving or causing to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; being the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Ms. Casswell may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

1.B. Advisers

The Company’s Canadian legal counsel:	Northwest Law Group
Contact: Michael Provenzano
595 Howe Street, Suite 701
Vancouver, British Columbia V6C 2T5
Telephone: 604-687-5792
Facsimile: 604-687-6650

The Company’s bank is:	Bank of Montreal
First Bank Tower, Bentall 3
595 Burrard Street
Vancouver, British Columbia V7X 1L7
Contact: Sheila Condratow
Telephone: 604-665-7374
Facsimile: 604-668-1450
1.C Auditors

The Company’s auditor is:	Davidson and Company LLP
609 Granville Street, Suite 1200
Vancouver, B.C. CANADA V7Y 1G6
Telephone: 604-687-0947
Facsimile: 604-687-6737

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION

3.A.1. and 3.A.2 Selected Financial Data

The selected financial data of the Company for the fiscal years ending December 31, 2016, 2015, 2014, 2013, and 2012 was derived from the financial statements of the Company that have been audited by Davidson and Company LLP, Independent Registered Public Accountants, as indicated in their audit report, which are included elsewhere in this Annual Report.

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

Table No. 3
Selected Financial Data
(CDN$)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
IFRS
Royalty income	$2,227,322	$1,609,553	$2,247,334	$3,102,888	$1,750,975
Exploration expenditures (net)	4,999,959	4,364,675	5,022,658	3,839,703	8,330,201
Net loss	(2,683,482)	(6,875,857)	(17,448,041)	(13,982,612)	(20,916,730)
Net loss per share - basic and diluted	(0.04)	(0.09)	(0.24)	(0.19)	(0.35)
Wtd. Avg. Shares	73,874,415	73,480,833	73,154,139	72,509,793	59,990,386
Period-end Shares	74,089,710	73,534,710	73,371,710	72,980,209	72,051,872

Working capital	6,002,318	5,787,109	7,096,916	14,217,999	22,702,855
Exploration and evaluation assets (net)	2,145,000	2,381,540	2,379,886	3,031,368	4,940,941
Royalty interest	25,831,152	28,798,980	29,327,960	35,063,725	38,738,592
Total assets	47,843,555	50,624,129	54,292,093	70,073,220	82,475,787
Share capital	117,504,585	117,000,052	116,766,102	116,151,675	114,414,001
Deficit	(96,989,360)	(94,305,878)	(87,430,021)	(69,981,980)	(55,999,368)

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

Table No. 4
U.S. Dollar/Canadian Dollar

Last 6 months ended	Average	High	Low	Close

March 1 to 27, 2017	1.3389	1.3503	1.3308	1.3349
February 2017	1.3092	1.3203	1.3014	1.3203
January 2017	1.3218	1.3437	1.3078	1.3078
December 2016	1.3349	1.3570	1.3124	1.3437
November 2016	1.3456	1.3556	1.3362	1.3422
October 2016	1.3244	1.3403	1.3097	1.3403
September 2016	1.3093	1.3216	1.2860	1.3141

Last Quarter & Last 5 Years
Fiscal Year Ended December 31, 2016	1.3251	1.4602	1.2533	1.3437
Fiscal Year Ended December 31, 2015	1.2783	1.3955	1.1613	1.3869
Fiscal Year Ended December 31, 2014	1.1041	1.1643	1.0627	1.1627
Fiscal Year Ended December 31, 2013	1.0298	1.0703	0.9835	1.0694
Fiscal Year Ended December 31, 2012	0.9996	1.0413	0.9675	0.9966

On March 27, 2017, the exchange rate was CDN$1.3349 to US$1.

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

When Eurasian earns interests in properties through option agreements, the acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

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

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, such as Eurasian, may experience wide fluctuations in share prices which may not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

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

We do not intend to pay any cash dividends in the foreseeable future.

The Company has not declared or paid any dividends on our Common Shares. Our current business plan requires that for the foreseeable future, any future earnings be reinvested to finance the growth and development of our business. We do not intend to pay cash dividends on the Common Shares in the foreseeable future. We will not declare or pay any dividends until such time as our cash flow exceeds our capital requirements and will depend upon, among other things, conditions then existing including earnings, financial condition, restrictions in financing arrangements, business opportunities and conditions and other factors, or our Board determines that our shareholders could make better use of the cash.

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

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

•	the existence or geographic extent of the royalty or stream interest;
•	methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
•	third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
•	various rights of the operator or third parties in or to the royalty or stream interest;
•	production and other thresholds and caps applicable to payments of royalty or stream interests;
•	the obligation of an operator to make payments on royalty and stream interests; and
•	various defects or ambiguities in the agreement governing a royalty and stream interest.

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

We or the mining properties in which we have an interest are subject to substantial government regulation in the United States and in the other jurisdictions in which we operate. Changes to regulation or more stringent implementation could have a material adverse effect on our results of operations and financial condition.

Mining and exploration activities are subject to various laws and regulations relating to the protection of the environment, such as the federal Clean Water Act and the Nevada Water Pollution Control Law. Although we currently believe that we are in compliance with existing environmental and mining laws and regulations and that our proposed exploration programs will also meet those standards, no assurance can be given that we will remain in compliance with applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties.

Reform of the General Mining Law could adversely impact our results of operations.

A majority of our mining properties in the United States consist of unpatented mining claims on federal lands. Legislation has been introduced regularly in the U.S. Congress over the last decade to change the General Mining Law of 1872, as amended (the "Mining Law"), under which we hold these unpatented mining claims. It is possible that the Mining Law may be amended or replaced by less favorable legislation in the future. Previously proposed legislation contained a production royalty obligation, new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would likely result in delays in permitting. The ultimate content of future proposed legislation, if enacted, is uncertain. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing our operations and activities of exploration, development mining and milling or more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production or require delays or abandonment in the development of new mining properties. If a royalty on unpatented mining claims were imposed, the profitability of our U.S. unpatented mining claims could be materially adversely affected.

Any such reform of the Mining Law could increase the costs of mining activities on unpatented mining claims, or could materially impair our ability to develop or continue operations which derive ore from federal lands, and as a result, could have an adverse effect on us and our results of operations.

Mineral reserves are only estimates which may be unreliable.

Although mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made, “mineral reserves” are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve estimates. Prolonged declines in the market price of gold or silver may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce our mineral reserves. Should reductions in mineral reserves occur, we may be required to take a material write-down of our investment in mining properties, reduce the carrying value of one or more of our assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves, or of our ability to extract these mineral reserves, could have a material adverse effect on our results of operations and financial condition.

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

In addition, we are required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and state and Canadian federal and provincial governments, as well as the TSX and NYSE MKT. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business, financial condition and results of operations.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations. The Company does not carry “key personnel” insurance.

Conflicts of Interest

In accordance with the laws of British Columbia and the United States, the directors and officers of a Company are required to act honestly, in good faith and in the best interests of the Company. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2016 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

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
United States of America, 80125
Telephone: 303-973-8585
Facsimile: 303-973-0715

The Company's fiscal year ends December 31.

The Company's Common Shares trade on the TSX-V and on the NYSE MKT under the symbol “EMX”.

At December 31, 2016, the end of the Company's most recent fiscal year, there were 74,089,710 Common Shares issued and outstanding.

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

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 issuer, and the NYSE MKT.

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

On May 15, 2014, EMX announced the signing of an Exploration and Option Agreement (the “Lomitas Agreement”), through its wholly-owned subsidiary Bronco Creek Exploration, Inc. (“Bronco Creek”), respecting the Lomitas Negras porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Pursuant to the Lomitas Agreement, Kennecott can earn a 100% interest in the project by completing US$4,500,000 in exploration expenditures and paying escalating option payments totaling US$900,000 within five years after the date of the Lomitas Agreement, after which EMX will retain a 2% NSR royalty.

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

Fiscal Year ended December 31, 2015

In February 2015, Mr. Paul H. Stephens was appointed to the Company’s advisory board.

In March 2015, Dr. Enders resigned from the position of Chief Operating Officer and as a Director of the Board. Dr. Enders continued as a consultant and was appointed to the Company’s advisory board.

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

Commercial Terms Overview. Pursuant to the Superior West Agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the Superior West Agreement of US$149,187, and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the Superior West Agreement.

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

In addition, Kennecott will make milestone payments consisting of:

•	US$500,000 upon completion of an OMS or PEA;
•	US$1,000,000 upon completion of a Prefeasibility Study; and
•	US$2,500,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

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

Commercial Terms Overview. Pursuant to the Aguila de Cobre Agreement, Kennecott can earn a 100% interest in the Aguila de Cobre Project by making cash payments and performing exploration as follows (all amounts are US$):

Cash Payments:

•	$25,000 upon execution of the Aguila de Cobre Agreement (firm commitment);
•	$25,000 on the first and second anniversaries of the Agreement;
•	$50,000 on the third anniversary of the Aguila de Cobre Agreement; and
•	$100,000 upon exercise of the Option.

Exploration:

•	Completing $250,000 of exploration expenditures (or paying the Company that amount) by the first anniversary of the Aguila de Cobre Agreement (firm commitment); and
•	Completing an additional $3,750,000 of exploration expenditures (or paying the Company that amount) by the third anniversary of the Aguila de Cobre Agreement.

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

In addition, Kennecott will make milestone payments consisting of:

•	$500,000 upon completion of an OMS or PEA;
•	$500,000 upon completion of a Pre-Feasibility Study; and
•	$1,000,000 upon completion of a Feasibility Study - this payment will be credited against future royalty payments.

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

On November 2, 2015 the Company announced the sale of its interests in Haiti to joint venture partner Newmont Ventures Limited (“Newmont” or "NVL"), a wholly owned subsidiary of Newmont Mining Corporation, for a US $4 million (CDN $5.3 million) cash payment and a retained 0.5% NSR royalty interest.

The now terminated Eurasian-Newmont joint ventures (the “Joint Ventures”) covered six designated exploration areas along a 130 kilometer trend of northern Haiti's Massif du Nord mineral belt. Since 2013, activities in the designated exploration areas have been limited to care and maintenance only.

Pursuant to the transaction, Newmont acquired all of the Company's interest in the Research Permit applications on the following terms:

•	Newmont paid US $4 million (CDN $5.3 million) in cash to the Company at closing;
•	The Joint Ventures were terminated;
•	The Company retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas; and
•	The Company retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

On November 16, 2015, the Company announced the resignation of Valerie Barlow as Corporate Secretary and the appointment of Kim Casswell in her place.

On November 23, 2015, the Company announced the signing of an Exploration and Option Agreement with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation (the “Black Sea Agreement”), for the Alankoy copper-gold property in northwestern Turkey. Black Sea has the option to earn a 100% interest in the subsidiary companies that control the property through work commitments, payments, and annual advance royalties (“AARs”). The Company will retain an uncapped production royalty for all minerals produced from the project. The royalty cannot be purchased in advance or otherwise reduced.

Commercial Terms. Pursuant to the Black Sea Agreement, Black Sea has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a production royalty of 3% for gold, silver, and other precious metals and 2% for all other minerals produced from the project. To do so, Black Sea is to make payments to the Company and conduct exploration as follows:

•	Pay US $25,000 upon signing the Black Sea Agreement;
•	Expend at least US $75,000 on exploration activities on or before the later of June 1, 2016 and the date on which drilling permits have been issued (the “Commencement Date”);
•	Conduct at least 1,500 meters of exploration drilling by the first anniversary of the Commencement Date;
•	Expend at least an additional US $200,000 on exploration activities by the second anniversary of the Commencement Date;
•	Expend at least an aggregate of US $3,000,000 on exploration activities on or before the sixth anniversary of the date of the Black Sea Agreement; and
•	Pay 500 troy ounces of gold (or cash equivalent thereof) upon a decision to develop a mine on the project.

In addition, Black Sea is to make annual deliveries of gold bullion (or cash equivalent thereof) to the Company as AARs, as follows:

•

37.5 troy ounces of gold delivered on the first anniversary of the date of the Black Sea Agreement (this payment may be made in shares of Black Sea if at that time Black Sea is publicly traded on the TSX-V);

•	75 troy ounces of gold delivered on the second and third anniversaries of the date of the Black Sea Agreement; and
•	100 troy ounces of gold delivered on all subsequent anniversaries until commencement of commercial production.

On November 24, 2015 the Company announced the signing of an Exploration and Option Agreement (the “Hardshell Agreement”), through its wholly owned subsidiary Bronco Creek, for the Hardshell Skarn project (the "Hardshell Project") with Arizona Minerals Inc. (“AZ Minerals”). The Hardshell Project is located approximately 75 kilometers southeast of Tucson, Arizona within the Patagonia Mountains and adjacent to AZ Minerals' advancing Hermosa project.

Commercial Terms Overview. Pursuant to the Hardshell Agreement, AZ Minerals can earn a 100% interest in the Hardshell Project by making cash payments totaling $85,000 (all amounts are US$). Upon exercise of the option the Company will retain a 2% NSR royalty on the Hardshell Project and receive AAR payments of $5,000 commencing on the first anniversary of the exercise of the option. The royalty is not capped and not subject to buy-down.

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

Fiscal Year ended December 31, 2016

On February 23, 2016 the Company announced the execution of a purchase agreement (the “Golden Predator Agreement”)for net smelter return royalty interests on the Maggie Creek and Afgan gold properties from Golden Predator US Holding Corp. (“Golden Predator”), a wholly-owned subsidiary of Till Capital Ltd. ("TCL"). Golden Predator owns a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property, which is located north-northeast of Newmont Mining Corporation's ("Newmont") Gold Quarry open pit operations on the Carlin Trend, and a 1% NSR royalty on all minerals for the Afgan property, which occurs on the Battle Mountain-Eureka Trend. The addition of these two royalty assets will strengthen the Company's growing Nevada gold portfolio that includes the Leeville royalty property on the Northern Carlin Trend, as well as the Maggie Creek South royalty property located south-southeast of Gold Quarry.

Commercial Terms Overview. A summary of the Golden Predator Agreement's commercial terms includes:

•	Purchase by the Company of Golden Predator’s NSR royalties covering the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) properties;
•	Issuance by the Company of 250,000 EMX shares to TCL as consideration for the purchase; and
•	Approval by the TSX-V and NYSE MKT as a condition precedent to closing the transaction.

On March 7, 2016 the Company announced that the purchase of net smelter return royalty interests has been completed for the Maggie Creek and Afgan gold properties from Golden Predator after receiving approvals from the TSX-V and NYSE MKT.

In Q1 2016, EMX sold its 100% controlled Grand Bois project in Haiti, which was outside the Joint Venture with Newmont, to a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

On July 25, 2016 the Company reported that IG Copper LLC ("IGC") advises that approval to advance the Malmyzh copper-gold project has been received from the Government Commission on Monitoring Foreign Investment (the "Commission") chaired by Prime Minister Dmitry Medvedev. The Malmyzh exploration and mining licenses are held by IGC (51%) and Freeport-McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 39% of the issued and outstanding shares. The Commission's approval marks a pivotal milestone in the development of the Malmzyh project.

IGC has advised that the Commission's approval represents the successful completion of the review process required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). The SIL approval process commenced after the Joint Venture, through its Russian subsidiary Amur Minerals LLC, received certified “on balance C1+C2 reserves” from the GKZ (State Reserves Committee) that exceeded thresholds for both copper and gold defining Malmyzh as a "strategically significant" mineral deposit. EMX emphasizes that the Malmyzh “C1+C2 reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101. According to IGC, highlights of the Commission's approval include:

•	The Joint Venture, as a majority foreign owned business entity, has been approved to retain control of the Malmyzh project exploration and mining licenses.

•	The Joint Venture, therefore, maintains mining and production rights for the Malmyzh and Malmyzh North exploration and mining licenses.

•

The Joint Venture holds 100% of the rights for the Malmyzh and Malmyzh North exploration and mining licenses, and is entitled to recover all minerals of economic value including copper, gold and by-product minerals.

The conclusion of the SIL process initiates a new, multi-year phase in the project's development. The Malmyzh team is preparing a “Project” (Proekt) document that outlines advanced plans and programs that include additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. The detailed Project plan will be submitted to the appropriate agencies for approval. Once accepted, IGC advises that the Joint Venture will commence executing the approved Project plan. This next phase of work will ultimately conclude as a detailed "TEO1 of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining.

1 Technico-Economicheskiye Obosnovaniye (Technical-Economic Basis)

On August 3, 2016, the Company announced the sale of EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property (the “Sisorta Property”) in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, pursuant to a Share Purchase Agreement (the “Sisorta Agreement”) with Bahar. Please see www.eurasianminerals.com for more information.

Commercial Terms. The Sisorta Agreement provides for Bahar's staged payments to EMX as summarized below (all amounts in United States dollars):

•	US$250,000 cash payment to EMX upon closing of the sale (completed).
•	Annual cash payments of US$125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production from the Sisorta Property.

•	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the Sisorta Property that is processed on-site (increased to 5% if the ore is processed off-site).
•	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
•	The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar intends to immediately commence advanced exploration and development work on the Sisorta project.

On August 8, 2016 the Company announced the sale of AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project (the “Akarca Property”) in western Turkey, to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company. The Akarca Property is an EMX grassroots discovery highlighted by six separate gold-silver mineralized centers occurring within a district-scale area. See www.eurasianminerals.com for more information.

Commercial Terms. The terms of the sale provide payments to EMX as summarized below (all dollar amounts in United States dollars and all gold payments can be as gold bullion or the cash equivalent):

•	US$2,000,000 cash payment to EMX upon closing of the sale (completed).
•

500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold. (received US$601,825, the cash equivalent of 500 troy ounces subsequent to December 31, 2016).

•	7,000 ounces of gold within 30 days after the commencement of commercial production from the Akarca Property provided that prior gold payments will be credited against this payment.
•	250 ounces of gold upon production of 100,000 ounces of gold from the Akarca Property.
•	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Akarca Property.
•	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Akarca Royalty”) for ore mined from the Akarca Property:

−	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Akarca Property.
−	For all production other than gold production: 3.0%.

•	The Akarca Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the Akarca Property during each 12-month period commencing on August 5, 2016 until commencement of commercial production.

On September 8, 2016 the Company provided an update on exploration results from the Company's spring and summer programs in Norway and Sweden. EMX has built a portfolio of exploration projects in Scandinavia, and has been compiling geologic information and generating drill targets on those properties. Reconnaissance drilling at the Gumsberg Volcanogenic Massive Sulfide (“VMS”) project, located in the prolific Bergslagen district of Sweden, has yielded several shallow high grade intercepts of polymetallic mineralization along a > 2 kilometer trend of mineralization. Gumsberg is located less than 30 kilometers from Boliden AB’s Garpenberg mine, which has similar styles of mineralization and is one of the major zinc, lead and silver producers in the region.

On October 17, 2016 the Company announced the sale of five patented mining claims comprising its Ophir property in Utah (the “Utah Property”), through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott. The terms of the sale include a cash payment to EMX at closing, with the Company retaining a 2% NSR royalty on the Utah Property.

Kennecott is actively conducting copper porphyry exploration in the Ophir mining district, and is a quality partner for what is now an EMX royalty property. EMX and Kennecott are also exploring the Company's Superior West porphyry copper project in Arizona under an exploration and option to purchase agreement.

Commercial Terms. Upon closing of the sale of the Utah Property:

•	Kennecott has paid EMX US$75,000,
•	EMX has retained a 2% NSR royalty, and
•	EMX retains the rights to exploration data generated from the Property.

As a result of the sale, the Ophir property has been added to EMX's royalty portfolio.

On October 19, 2016 the Company announced the execution of an Exploration and Option to Purchase Agreement (the "Copper King Agreement"), through its wholly owned subsidiary Bronco Creek, for the Copper King porphyry copper project (the “Copper King Project”) to Kennecott. The Copper King Project is located approximately 100 kilometers east of Phoenix, Arizona within the Superior Mining District, and approximately four kilometers northwest of the Resolution porphyry copper deposit.

Pursuant to the Copper King Agreement, Kennecott can earn a 100% interest in the Project by (a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314 (US $29,314 related to holding costs received), and (b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the Copper King Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the Project which is not capped or purchasable.

After exercise of the option, annual advance minimum royalty (“AMR”) payments are due starting at US$100,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$150,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA"). Kennecott may make a one-time payment of US$3,500,000 to extinguish the obligation to make AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$3,500,000, and all AMR payments cease upon commencement of production from the Project.

In addition, Kennecott will make milestone payments consisting of:

•	US$500,000 upon completion of an OMS or PEA;
•	US$1,000,000 upon completion of a Prefeasibility Study; and
•	US$2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

On October 27, 2016 the Company announced that it has entered into an exploration and option agreement (the “Coeur Agreement”), through its wholly-owned subsidiary Bronco Creek Exploration, Inc., with Coeur Explorations, Inc., a subsidiary of Coeur Mining, Inc. (“Coeur”) for the Mineral Hill gold-copper property (“Mineral Hill Property”) in Wyoming. EMX’s Mineral Hill project is held under a pooling agreement with a private group, Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except for the sale of surface rights associated with several patented mining claims.

Pursuant to the Coeur Agreement, Coeur may acquire a 100% interest in the Mineral Hill Property by a) making yearly option payments, beginning upon execution of the Coeur Agreement, totaling US$435,000 (US$10,000 received upon execution), b) making exploration expenditures totaling US$1,550,000 on or before the fifth anniversary of the agreement, and c) paying US$250,000 upon exercise of the option.

Upon exercise of the option, EMX and MHL will retain a 4% NSR royalty, of which Coeur may purchase up to 1.5% of the NSR royalty if, within sixty days after the completion of a preliminary economic assessment (“PEA”), Coeur purchases the first 0.5% for US$1,000,000. Coeur may purchase an additional 0.5% or 1% of the NSR royalty at any time thereafter for US$2,000,000 per 0.5% interest (maximum total buy down of 1.5%), with EMX and MHL retaining a 2.5% interest.

After the option exercise, EMX and MHL will receive annual advance minimum royalties of US$150,000 and, upon completion of a feasibility study, a milestone payment of US$1,000,000.

On November 22, 2016 the Company announced the execution of a definitive agreement with Boreal Metals Corp. (“BMC”), a British Columbia corporation, pursuant to which BMC will acquire two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway (the “Scandinavian Properties”). Closing occurred in Q1 2017. The sale of the Scandinavian portfolio is another example of Eurasian’s execution of its royalty generation business model, resulting in additional organic royalty property growth for Eurasian, as well as establishing a substantial equity position in a new Scandinavian-focused resource company.

Commercial Terms Overview: :

•

At closing, Eurasian will transfer to BMC its entire interest in its wholly-owned subsidiary Iekelvare AB, which owns or will own that portion of the Scandinavian Properties located in Sweden, and its entire interest in its wholly- owned subsidiary EMX Exploration Scandinavia AB, which owns that portion of the Scandinavian Properties located in Norway.

•

At closing, BMC will issue to Eurasian that number of common shares of BMC that represents a 19.9% equity ownership in BMC; BMC will have the continuing obligation to issue additional shares of BMC to Eurasian to maintain its 19.9% interest in BMC, at no additional cost to Eurasian, until BMC has raised CDN$5,000,000 in equity; thereafter Eurasian will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in BMC.

•

Eurasian will receive an uncapped 3% net smelter return (“NSR”) royalty on each of the Scandinavian Properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty owed to Eurasian on any given project (leaving Eurasian with a 2% NSR) by paying Eurasian US$2,500,000 in cash and shares of BMC. Such buy down is project specific.

•

Eurasian will receive annual advance royalty (“AAR”) payments of US$20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that BMC may forgo AAR payments on two of the four Scandinavian Properties in years two and three. Once reaching US$60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

•

Eurasian will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

•	Eurasian will have the right to nominate one seat on the Board of Directors of BMC.

On December 16, 2016 the Company announced that it will change the ticker symbol of its common shares listed on the NYSE MKT from EMXX to EMX effective Monday, December 26, 2016. Eurasian Minerals Inc. now trades on both the TSX Venture and NYSE MKT exchanges as EMX.

Subsequent to Year Ended 2016

On January 24, 2017 the Company announced initial results from the fall-winter drill program at the Malmyzh copper-gold porphyry project, including the longest mineralized intercept drilled to date on the property. Drill hole AMM-213 intersected 747.4 meters (108.7 -856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) principally hosted in phreatomagmatic breccias and diorite porphyries at the Freedom Northwest prospect. The hole doubled the drilled vertical extent of the Freedom Northwest system, while bottoming in mineralization. In addition, reconnaissance drilling at the Sleeper West prospect intersected a shallow zone of 109 meters averaging 0.58% copper equivalent (0.53% copper and 0.09 g/t gold) starting at 13.5 meters in hole AMM-210. Freedom Northwest and Sleeper West are not included in the current Malmyzh resource estimate, which underscores the project's additional exploration upside. The Malmyzh exploration and mining licenses are held by IG Copper LLC ("IGC") (51%) and Freeport-McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 39% of the issued and outstanding shares.

On January 25, 2017 the Company provided an update on the Company's Leeville royalty property that covers portions of Newmont Mining Corporation's ("Newmont") underground mining operations in the Northern Carlin Trend. EMX has noted an increase in Leeville royalty revenue and equity gold ounces starting in mid-2016. In addition to royalty income from gold production, the Leeville property also provides the Company with upside exposure to Newmont's ongoing exploration advancements at the Rita K and Full House gold deposits. Newmont expects initial resources for Rita K in 2018, and has already outlined resources at Full House.

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
(b)	maintains the opportunity to participate in early-stage exploration upside, and
(c)	develops a pipeline for potential production royalty payments and associated greenfields discoveries in the future.

This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

The Company’s royalty and exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. Eurasian started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch. This royalty cash flow serves to provide a foundation to support the Company’s growth over the long term.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in unrecognized or under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

Government Regulation and Environmental Protection

Eurasian's current exploration activities are conducted in North America, Turkey, Europe, Australia and New Zealand. Such activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining industry. Changes in these regulations or shifts in political attitudes are beyond Eurasian's control and may adversely affect Eurasian's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, income taxes, expropriation of property, repatriation of funds, environmental legislation and mine safety.

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

Governmental Regulation in Turkey

Mining Regulation

The legal mining regime in Turkey is principally governed by the Turkish Mining Law No. 3213, as amended most recently on February 4, 20151 for the purpose of, among other things, avoiding labour accidents, and restating the mining license fees, governmental royalties, and sanctions in order to make it more compliant with the most recent global conditions. The Turkish Mining Activities Implementation Communiqué was adopted and amended during the amendment of Turkish Mining Law on June 10, 2010; however, this Implementation Communiqué has not been amended yet in accordance with the latest amendments of Turkish Mining Law dated February 4, 2015. Turkey is still awaiting the adoption of the amendment of Implementation Communiqué to comply with latest amended Turkish Mining Law. The mining sector is regulated under the umbrella of the General Directorate of Mining Affairs of the Republic of Turkey, a unit of the Ministry of Energy and Natural Resources of the Republic of Turkey. Mining rights and minerals are exclusively owned by the Turkish state, and the ownership of minerals in Turkey is not subject to the ownership of the relevant land. The state, under the Turkish Mining Law and secondary mining legislation, delegates its rights to explore and operate to Turkish individuals or legal entities established under Turkish law by issuing licenses for a determined period of time in return for the payment of a royalty. There is no distinction between the mining rights that may be acquired by local investors and those that may be acquired by foreign investors so long as foreign investors establish a company in Turkey under Turkish law.

_______________________________
1 Turkish Mining Law No.3213 was first adopted on June 4, 1985 with several amendments on December 24, 1986, July 30, 1999, June 15, 2001, May 26 2004, June 3, 2007, June 10, 2010 and with the latest amendment on February 4, 2015.

The General Directorate of Mining Affairs, is the authorized body to regulate mining activities and to issue mining licenses in Turkey. In addition, local administrative bodies of Turkey also have a certain level of authority relating to licenses and the regulation of mining facilities. Transferring the mining license is subject to the prior approval of the Ministry of Energy and Natural Resources of the Republic of Turkey.

The Turkish Mining Law classifies underground resources into six different groups, and the licensing procedure for each group differs slightly. Briefly, the groups are as follows: (I) sand and gravel, (II) marble and other similar decorative stones, (III) mineral salts from seas, lakes and fresh waters, (IV) energy, metal and industrial minerals, including gold, silver, platinum, copper, lead, zinc, aluminum, uranium, thorium and radioactive minerals, (V) precious minerals such as gemstones, and (VI) a group of minerals which is not stated amongst these groups shall be identified by the Ministry of Energy and Natural Resources of Republic of Turkey under secondary legislation of Turkey.

There are two types of licenses granted for the exploration and operation of mines and one type of operation permit under the Turkish Mining Law, as follows: Group II (b), Group III, Group IV minerals at the first stage require general exploration licenses. Group V minerals require exploration certificates. Group I and Group II (a) and (c) are directly granted with operation licences.

•

Exploration License. Enables its holder to carry out general exploration activities (i.e., all mining activities other than those carried out for production) in a specific area issued for a period of two years for Group IV minerals including gold mining and one year for the other groups. If the license holder owning a group of minerals satisfies its obligations, the license holder owning Group IV minerals will have a right to an additional four years of detailed exploration; for Group II (b), Group III and Group V mines, the relevant license holder is obliged to meet the operation license’s requirements until the end of its general exploration period.

•

Operation License. Enables its holder to carry out operational activities within the same area as stated in the exploration license for the proved, potential and feasible mine reserve area. The term of the operation license for Group I (a) minerals are five years. The other groups of minerals are at least ten years depending on the specific project. The terms of the operation licenses may generally be extended upon the application of the license holder with a new operation project provided that such extension request is accepted by the General Directorate of Mining Affairs of Turkey. The term of the operation license for Group I (a) minerals cannot exceed thirty years, for Group II minerals cannot exceed forty years, and for other groups of minerals cannot exceed fifty years. Extension requests for more than thirty years for Group I (a) minerals and forty years for Group II minerals are made directly to the Ministry of Energy and Natural Resources of the Republic of Turkey and for more than fifty years for other groups of minerals are made directly to Ministry of Council of Republic of Turkey.

•

Operation Permit. EnablES its holder to operate a specific mine as specified in the operation license and granted only for the proved mine reserves area that is determined during the prospecting period. The license holder, within three years following the issuance of the operation license shall obtain the required approvals, permits such as environmental impact assessment decision, ownership decision, land usage decision, workplace opening and operation permit and other permits stated under clause 7 of the Mining Law and then, accordingly, the license holder is granted the operation permit by the General Directorate of Mining Affairs of Turkey. The operation permit is required to be obtained until the end of the term of the operation license.

The Turkish Mining Law provides for different royalty percentages for different groups of mines. The royalty percentages for Group IV minerals, including gold, silver, platinum, lead copper, zinc, aluminum and uranium oxide minerals are in the below chart.

The Royalty Percentages For Group IV Minerals under Turkish Mining Law

Royalty(%)	Gold $/oz	Silver $/oz	Platinum $/oz	Coppe r $/oz	Lead $/oz	Zinc $/oz	Chrome $/T	Aluminum $/T	Uranium Oxide $/lb
2	<800	<10	<500	<5000	<1000	<1000	<100	<1000	<20
4	801-1250	11-20	501-1000	5001- 7500	1001- 2000	1001- 2500	101-300	1001-2000	20-40
6	1251-1500	21-25	1001- 1250	7501- 8000	2001- 2250	2501- 3000	301-500	2001-2350	41-80
8	1501-1750	25-30	1251- 1500	8001- 8500	2251- 2500	3001- 3500	501-700	2351-2600	81-110
10	1751-2000	31-35	1501- 1750	8501- 9000	2501- 3000	3501- 4000	701-900	2601-2850	111-140
14	2001-2250	36-40	1751- 2000	9001- 9500	3001- 3500	4001- 4500	901-1100	2851-3100	141-170
16	>2251	>41	>2001	>9501	>3501	>4501	>1101	>3101	>171

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

Commercial Regulation

The Turkish Commercial Code numbered 6762, which was in effect as of 1957, has been amended substantially with the new Turkish Commercial Code numbered 6102 (the “New Turkish Commercial Code”). The New Turkish Commercial Code came into force on July 1, 2012. The New Turkish Commercial Code is intended to provide for institutionalisation, increased competitive power and the establishment of increased public confidence, corporate governance and transparency, The code permits joint stock companies and limited liability companies to be established with only one shareholder and with one board member.

Some of the key features of the New Turkish Code include the following:

•	Companies are generally obliged to have a website online and to allocate a part of this website to publish certain issues, documents, financial statements and resolutions whether publicly traded or not.
•	For joint stock companies, it is sufficient for the board of directors to consist of solely one member. A legal entity can also be a board member; however in this case, a natural person must be designated to represent the legal entity. There is no restriction and mandatory requirement for the board members to reside in Turkey and to be a Turkish citizen.
•	Board members of a joint stock company are no longer required to shareholders in the company.
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

•	The limited liability company must keep a share ledger. The share ledger shall reflect the following; names/titles and addresses of the shareholders, number of shares held by each shareholder, share transfer details, nominal value of shares, class of shares, encumbrances over the shares and the names/titles and addresses of beneficiaries of such encumbrances created over the shares.
•	The limited liability company is obliged to keep the commercial books indicating the commercial transactions and asset structure of the company. The LLC shall observe and apply Turkish Accounting Standards as announced by the Turkish Accounting Standards Board, including the conceptual framework of accounting principles and interpretations while keeping its commercial books. An important change however, is that the compulsory accounting standards will adopt IFRS. The opening and closing of the books must be certified by a notary public.
•	The manager(s) of a limited liability company must prepare and submit to the attention of the general assembly the financial charts, appendices and the activity report of the company for the preceding accounting period. This must be done in accordance with the Turkish Accounting Standards and within the first three months of the relevant accounting period (fiscal year) following the balance sheet date. The relevant Turkish Accounting Standards have been applicable from January 1, 2013.

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

Governmental Regulation in the United States

Mining Regulation

Mining activities in the United States are subject to numerous federal, state and local laws and regulations. At the federal level, mines are subject to inspection and regulation by the United States Mine Safety and Health Administration (“MSHA”) under provisions of the Federal Mine Safety and Health Act of 1977. The Occupation Safety and Health Administration also has jurisdiction over certain safety and health standards not covered by MSHA. Mining operations and all proposed exploration and development require a variety of permits. In addition, any mining operations occurring on federal property are subject to regulation and inspection by the United States Bureau of Land Management (“BLM”). Eurasian's current projects are also subject to state and local laws and regulations in Arizona, Nevada, Utah and Wyoming.

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

Our operations are also subject to laws and regulations governing protection of endangered and other specified species. In May 2015, the U.S. Department of the Interior released a plan to protect the greater sage grouse, a species whose natural habitat is found across much of the western United States, including Nevada. The U.S. Department of the Interior’s plan is intended to guide conservation efforts on approximately 70 million acres of national public lands. No assurances can be made that restrictions relating to conservation will not have an adverse impact on our operations in impacted areas.

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

Economic Dependence

Other than the contracts disclosed in this Form 20-F, Eurasian’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

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

Employees

At December 31, 2016, Eurasian had 39 employees and consultants working at various locations throughout the world.

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

2.	Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders on whom the Company’s exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Turkey, Europe, Australia, and the Asia-Pacific region.

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

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers.

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

United States vs. Foreign Sales/Assets

At December 31, 2016, 2015 and 2014, the Company’s assets were located in North America, Turkey, Europe, Haiti, Australia and New Zealand.

4.C. Organization Structure

The corporate structure of Eurasian, its material subsidiaries (holding at least 10% of EMX’s assets), the percentage ownership that Eurasian holds or has contractual rights to acquire in such subsidiaries (if not wholly-owned) and the jurisdiction of incorporation of such corporations is set out in the chart below:

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

Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this document are in compliance with Canadian National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Corporations Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization. See “Cautionary Note To United States Investors Regarding Reserve And Resource Information”

Eurasian has been generating exploration projects for over thirteen years, and is now focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. In this time, EMX has built a portfolio of precious metal, base metal, and polymetallic property and royalty interests that spans five continents and covers approximately 1.4 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects advance. Eurasian supplements mineral property revenue streams and value creation by leveraging its technical expertise to make strategic investments in other companies or projects that provide shareholders with additional investment upside potential.

Eurasian's two material properties are the Leeville royalty property located in Nevada's Northern Carlin Trend, and the Malmyzh copper-gold project which is a strategic investment located in the Russian Far East. Additional property descriptions are included in this report, but the Company does not consider that individually these properties are material at this time.

Leeville and Royalty Property Overview

A material EMX asset is the Leeville royalty property acquired in the 2012 Bullion Monarch merger that covers portions of Newmont Mining Corporation’s Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend. The Leeville 1% gross smelter return ("GSR") royalty paid approximately US$1.7 million during the 12 months ending December 31, 2016. The royalty totaled 1,361 troy ounces of gold that were principally sourced from the Leeville (70%) and Turf underground operations (30%), with negligible contributions from other Newmont operations. The average realized gold price was US$1,250 per troy ounce. The 2016 Leeville royalty performance represents a 33% increase in GSR revenue from 2015, corresponding to increases of 24% in attributable gold ounce production and 8% in average realized gold price. Newmont has stated that its Turf Vent Shaft Project, which was commissioned in November 2015, will provide the ventilation required to “increase production” and “unlock” additional resources at “greater Leeville” As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact has been or will be. Newmont has also delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville mining complex and across EMX's Leeville royalty property that covers portions of the Rita K and Full House exploration projects. These Newmont exploration successes underscore the prospectivity of the Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South royalty property was acquired in the 2012 merger with Bullion Monarch. The Maggie Creek royalty property is one of two royalties acquired from Golden Predator in the first quarter of 2016. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within about 1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX’s Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Haiti, Norway and Sweden including:

•	The Afgan 1% NSR royalty which was the second Nevada gold royalty property purchased from Golden Predator and added to the portfolio in 2016.

•

The Balya lead-zinc-silver royalty property in Turkey, which continued to undergo small scale underground development and stockpiling in 2016. Also in Turkey, Eurasian converted the Akarca and Sisorta exploration projects to royalty properties.

•

EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers the Cukaru Peki copper-gold project. Cukaru Peki's high grade massive sulfide Upper Zone, which is being advanced by Nevsun Resources Ltd., had a positive PEA and updated resource announced in 2016. Nevsun states that it is "targeting" completion of a prefeasibility study and commencement of an exploration decline later in 2017.

•

All of EMX's interests in Haiti have been converted into NSR royalties, with the sale of joint venture interests to Newmont in 2015 for a US$4 million cash payment as well as a 0.5% NSR royalty, and the 2016 sale of the Grand Bois property to a privately held Nevada corporation in Q1 2016 for a retained a 0.5% NSR royalty interest.

•

In Scandinavia, Eurasian sold four exploration properties in Norway and Sweden to a privately held British Columbia corporation for a 3% NSR royalty, an equity interest, and other considerations. Also in Sweden, the Viscaria iron-copper royalty, acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, was advanced by Avalon Minerals Ltd. (“Avalon”) (ASX:AVI) with ongoing Environmental Impact Statement Assessment (“EISA”) studies and other work.

In addition to the current royalty property portfolio, all of EMX’s exploration properties optioned to, or joint ventured with, third parties include a royalty option. Many of these properties also provide advance minimum royalty or advance annual royalty payments that generate an early revenue stream to EMX’s benefit during earn-in. Additional details on Eurasian’s property portfolio are included in the following sections.

North America

Eurasian’s portfolio in North America totals 34 exploration and royalty properties covering more than 32,000 hectares. The exploration properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and high-grade gold-silver vein projects. The portfolio is comprised of eight royalty properties, including the producing Leeville royalty (see above section), that are being advanced by partner companies and 26 exploration properties in Arizona, Nevada, Utah, and Wyoming. Six of the exploration properties are partnered and advancing through various option agreements.

The Company’s 2016 work focused on advancing partner funded projects, executing new agreements for available projects, generative exploration, identifying royalty assets for purchase, business development, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with potential partners for the available North American properties, as well as for regional exploration alliances.

Maggie Creek and Maggie Creek South Royalty Properties

The Maggie Creek gold property is located approximately two kilometers north-northeast of Newmont's Gold Quarry mining operations on the Carlin Trend. EMX purchased the Maggie Creek 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals from Golden Predator in March 2016. The Maggie Creek royalty property covers over approximately 7.2 square kilometers and is controlled by Renaissance Gold Inc. Maggie Creek occurs along the northeast projection of the Gold Quarry fault zone, which is an important mineralizing control at the Gold Quarry mine. Exploration has been conducted by companies that include Newmont, Barrick, Western States, Teck, Cordex, and Freeport. Most of the historic drilling consisted of shallow, vertical holes that did not thoroughly test Carlin-type targets in the "upper plate" or "lower plate" rocks of the Roberts Mountain Allocthon.

The acquisition of the Maggie Creek royalty complements EMX's Maggie Creek South 3% NSR royalty previously acquired in 2012. Maggie Creek South occurs approximately 1.5 kilometers south-southeast of Gold Quarry, and covers about 5.2 square kilometers. Maggie Creek South occurs on the southeast projection of the Good Hope fault trend, which has an alignment of deposits along its length including Mike, Tusc, Mac, and Gold Quarry, as well as the down-dip projection of favorable host rocks.

Afgan Royalty Property

The Afgan gold property is located about 40 kilometers northwest of Eureka, Nevada on the Battle Mountain-Eureka Trend.

EMX purchased the Afgan 1% NSR royalty as part of the March 2016 Golden Predator transaction that also included the Maggie Creek royalty (see above section). The Afgan unpatented lode mining claim block is controlled by McEwen Mining Inc.. The property hosts a semi-continuous, 1,050 by 450 meter, north-northwest oriented zone of oxide gold mineralization delineated by historic drilling programs and hosting a historic resource. The mineralization occurs along the contact of thinly bedded siltstones of the Webb Formation with the underlying Devils Gate Limestone, which is a well documented geologic environment that can host Carlin-type deposits.

Copper King Property

The Copper King porphyry copper-molybdenum project is located approximately four kilometers northwest of the Resolution porphyry copper deposit in the Superior (Pioneer) mining district of Arizona.

EMX executed an Option Purchase Agreement in 2013 with Desert Star Resources Ltd. ("Desert Star") whereby Desert Star could acquire a 100% interest in the project for cash, shares, and work commitments, after which EMX would retain a 2.5% NSR royalty. In the first quarter of 2016, Desert Star completed 760.17 meters of drilling in two holes spaced 450 meters apart. Neither of the holes were drilled to their target depths, and after review of the alteration zoning in the drill core, EMX believes the original target concept remains valid and untested. The holes were reclaimed in a manner that will permit future re-entry to test the porphyry targets previously identified by EMX. The project returned to 100% Eurasian control after Desert Star elected to terminate its option for the property late in Q1.

Subsequently in the fourth quarter of 2016, Eurasian executed an Exploration and Option to Purchase Agreement with Kennecott Exploration Company for Copper King. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314, and b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum royalty and milestone payments will be payable to Eurasian.

Mineral Hill Property

The Mineral Hill gold-copper project is located in the Black Hills of Wyoming, approximately 20 kilometers west of the Wharf mine in South Dakota. The project is centered on an Eocene age alkaline intrusive complex consisting of an outer ring complex, interior intrusive complex, and interior breccia zone. Historic small scale production in the project vicinity occurred between the 1870’s and 1930’s, and principally came from alluvial gold in drainages, gold and silver mineralization at the Treadwell Mine, and gold and copper mineralization near the Interocean Mine.

Eurasian entered into an Exploration and Option Agreement with Coeur Explorations, Inc., a subsidiary of Coeur Inc. (“Coeur”) for Mineral Hill in Q4. The project is held under a pooling agreement with Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except the sale of surface rights associated with patented mining claims held by MHL. Coeur may earn a 100% interest in the project by a) making option payments totaling US$435,000 (US$10,000 received upon execution), b) making exploration expenditures totaling US$1,550,000 and c) paying US$250,000 upon exercise of the option, with EMX and MHL retaining a 4% NSR royalty and receiving annual advance minimum royalty payments and a milestone payment upon completion of a feasibility study. Coeur may purchase up to 1.5% of the NSR royalty for US$5,000,000 if the first increment is purchased within 60 days of the completion of a preliminary economic assessment (“PEA”).

Ophir Property

The Ophir property is located in the northern portion of Utah's Ophir mining district, approximately 15 kilometers southwest of Rio Tinto’s Bingham Canyon mine. The Ophir district is characterized by silver-lead-zinc-copper replacement deposits and fissure veins hosted within carbonate sedimentary rocks and associated with monzonitic stocks and dikes. The property contains several small-scale historic mines with dump material characterized by mineralization similar to other historic mines in the district. The district's silver and base metals mineralization may be a distal expression of associated porphyry copper mineralization at depth.

In the fourth quarter of 2016, Eurasian sold the five patented mining claims comprising the Ophir property, through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. EMX received US$75,000 in cash upon closing and retained a 2% NSR royalty interest from the sale.

Copper Springs

The Copper Springs project is located in the southern part of Arizona's Globe-Miami mining district. EMX's work and new geologic interpretations led to the recognition that the property covers a previously unrecognized porphyry trend that crosses largely untested, structurally down-dropped blocks concealed beneath younger basin fill.

As a subsequent event, in February 2017, Eurasian executed an Option Agreement for Copper Springs with Anglo American Exploration (USA), Inc. (“Anglo American”). Anglo American can earn a 100% interest in the project by a) reimbursing 2016 holding and permitting costs and making annual option payments, together totaling US$447,000, and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US$2,000,000. After exercise of the option, annual advance minimum payments and milestone payments will be payable to EMX.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona, and adjacent to Resolution Copper’s property. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein.

EMX executed an Exploration and Option to Purchase Agreement with Kennecott for the Superior West project in 2015. Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments.

During 2016, EMX further consolidated the project's land position, and compiled the results from partner funded geologic mapping, geochemical sampling, and geophysical survey programs. The resulting interpretations substantiated EMX's original exploration concepts, and refined the definition of priority targets. As well, work continued on permitting for a follow-up drill program.

Hardshell Skarn Property

The Hardshell Skarn property is located approximately 75 kilometers southeast of Tucson, Arizona within the Patagonia Mountains. The property lies between the Sunnyside porphyry copper system to the west, the Hermosa project (Arizona Minerals Inc.) to the east, and the historic Trench mine to the north. EMX has targeted base and precious metals mineralization hosted in skarn and replacement bodies within a series of Paleozoic limestones.

An Exploration and Option Agreement was executed in 2015 for the Hardshell Skarn project with Arizona Minerals Inc. Arizona Minerals can earn a 100% interest in the project by making cash payments totaling US$85,000, and upon exercise of the option EMX will retain a 2% NSR royalty and receive annual advanced royalty payments. The EMX royalty is not capped and not subject to buy-down.

During 2016, Arizona Minerals conducted drill programs and announced updated resource estimates for the Hermosa project's Taylor deposit, which borders the Hardshell skarn claim block.

Yerington West Property

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (“Entrée”). The project comprises a porphyry copper-molybdenum target and a copper-iron skarn target beneath cover rocks. Entrée has made all required payments and both the property and agreement are in good standing. EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

Cathedral Well Property

The Cathedral Well project is located at the southern end of the Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine. Eurasian announced the execution of an Option Agreement with Ely Gold for the Cathedral Well property in 2014 for staged option payments and a 2.5% NSR royalty interest, inclusive of an underlying 0.5% NSR. Ely Gold completed their earn-in of the property in November of 2016 through a trade with Eurasian whereby a subsidiary of Ely Gold executed a quit claim deed for 36 mining claims adjacent to Eurasian’s Spring Canyon property in Nevada in lieu of its last US$25,000 option payment. In December 2016, Ely Gold announced it had optioned the the property to Colorado Resources Ltd. Both the property and agreement remain in good standing.

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

EMX executed an Exploration and Option to Purchase Agreement with Kennecott for Aguila de Cobre in 2015. During Q1 2016 Kennecott completed IP and ground magnetics geophysical surveys over the property. In April of 2016, EMX received notice that Kennecott had elected to terminate its option on the property, returning it to 100% Eurasian control. The Aguila de Cobre project is now available for partnership.

Red Top Property

The Red Top property is a porphyry copper-molybdenum project located in the Globe-Miami mining district of Arizona.

EMX executed an Option Purchase Agreement in 2013 with Desert Star whereby Desert Star could acquire a 100% interest in the project for cash, shares, and work commitments, after which EMX would retain a 2.5% NSR royalty. Desert Star advanced the project with geologic and alteration mapping, geophysical studies, and drill permitting. As a subsequent event, the project returned to 100% Eurasian control after Desert Star elected to terminate its option for the property in January of 2017. The Red Top property is currently available for partnership.

Other Work Conducted by Eurasian in the U.S.

EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah. EMX acquired the following properties by staking on open ground: 1) the Spring Canyon, Mud Spring, and Trench gold projects in Nevada, 2) the Diablo Porphyry and Greenwood Springs copper projects in Arizona, and the 3) Dugway copper project in Utah.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Turkey

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Eurasian announced the sale and conversion of two exploration projects in Q3 to royalty properties (Akarca and Sisorta). The cash payments received from those agreements and pending cash flow streams in future years will provide operating capital for Eurasian on an ongoing basis. Six of the seven EMX projects in Turkey are now being advanced by partner companies. Despite the political challenges faced in Turkey, EMX’s partner companies have carried out work and advanced multiple projects during the year.

EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, to manage Eurasian's interests in Turkey.

Akarca Property

The Akarca royalty property covers an epithermal gold-silver district located in the Western Anatolia mineral belt that was discovered by EMX in 2006. The project has six drill defined zones of gold-silver mineralization, and exploration programs at Akarca, principally funded by partners, have included 300 core and reverse circulation holes totaling ~32,800 meters, as well as property-wide geologic mapping, geochemical sampling, and geophysical surveys.

In Q3, EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay Însaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company (see EMX news release dated August 8, 2016). Commercial terms of the sale provide payments to EMX as summarized below (gold payments can be as gold bullion or the cash equivalent):

•	US$2,000,000 cash payment to EMX upon closing of the sale (completed).
•

500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold. As a subsequent event, the first 500 ounce cash equivalent payment of US$601,825 was made to EMX in February 2017.

•	7,000 ounces of gold within 30 days after the commencement of commercial production from the property provided that prior gold payments will be credited against this payment.
•	250 ounces of gold upon production of 100,000 ounces of gold.
•	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold.
•	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”):

−	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces.
−	For all production other than gold production: 3.0%.

•	The Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016. Çiftay informed EMX in Q4 that it completed an initial 49 hole diamond drill program comprising 6,032 meters. Çiftay also advised it is undertaking various metallurgical and engineering studies on the property.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by partners, have included 123 diamond drill holes totaling over 17,700 meters, geologic and alteration mapping, geochemical sampling, and geophysical surveys. This work has outlined a 1000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

In the third quarter of 2016, EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's staged payments to EMX as summarized below:

•	US$250,000 cash payment to EMX upon closing of the sale (completed).
•	Annual cash payments of US$125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production.
•	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the property that is processed on-site (increased to 5% if the ore is processed off-site).
•	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
•	The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar advised EMX that it concluded an initial 20 hole diamond drill program comprising 1,748 meters at Sisorta in Q4 2016.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

EMX understands that since acquiring the property, Dedeman has completed over 36,000 meters of diamond drilling in addition to re-initiating small scale underground development at the Hastanetepe deposit in 2015. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestones and dacitic intrusions. Dedeman's development work has concentrated on an area of shallow, high grade mineralization on the northeast margin of Hastanetepe with a production shaft and two working levels at 45 and 75 meters below the surface. Dedeman advises that it produced and stockpiled approximately 16,000 tonnes of run-of-mine material averaging 6.9% Pb and 3.5% Zn during 2016.

Golcuk Property

The Golcuk royalty property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (“Pasinex”) (CSE:PSE) signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments over a four year period. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 0.9% within six years of the agreement date for US$1 million. In the fourth quarter of 2016, Eurasian received an additional 664,483 shares of Pasinex as equivalent value for the 2016 advance royalty payment.

Pasinex’s 2016 exploration programs identified additional mineralized targets on the property, and their work included permitting, as well as road and drill pad development, in preparation for a follow-up drill program in 2017.

Trab-23 Property

The Trab-23 property is located in northeast Turkey. The project hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a privately owned Turkish company, executed an option agreement in February 2013 granting it an option to acquire Trab-23 from EMX. The Trab-23 agreement provided for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. Tumad's payment and drill requirements have not been met. EMX and Tumad are currently negotiating a revision to the agreement that will include a shift of required payments and drill commitments to 2017 and 2018.

Alankoy Property

The Alankoy gold-copper property, located in the Biga Peninsula of northwestern Turkey, occurs in an area noted for recent discoveries characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps. EMX's work outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization as well as skam and replacement style mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

Eurasian executed an Exploration and Option Agreement for Alankoy with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, in November 2015. In 2016, Black Sea conducted surface exploration programs, and met statutory requirements to keep the property in good standing. As a subsequent event in Q1 2017, Black Sea terminated the agreement, and EMX regained 100% control of the project. Alankoy is currently available for partnership.

Other Property Interests

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR. No progress on the project was reported by Dedeman for 2016.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

Australia and New Zealand

The Company's programs in the Australia and New Zealand region continued to operate at a reduced expenditure rate, while taking advantage of generative exploration opportunities with the acquisition of new projects. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under earn-in and royalty agreements with EMX. In New Zealand, the Neavesville gold-silver project is being advanced under an agreement with Land & Minerals Ltd. ("L&M"), and the Ohakuri and Muirs Reef properties were added to the Company's exploration portfolio in 2016.

Koonenberry Property

The Koonenberry property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. The majority of the project is under an Exploration and Option Agreement with North Queensland Mining Pty Ltd ("NQM"), a privately held Australian company, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in. During 2016, NQM reduced the tenement position to a core of the most prospective ground, while fulfilling statutory and filing requirements to keep the property in good standing.

Neavesville Property

The Neavesville property consists of a single exploration permit in the Hauraki Goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki Goldfield.

The project is under a definitive agreement with L&M, a wholly owned subsidiary of E2 Metals Ltd. (“E2”), giving L&M the right to acquire the wholly owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian. During 2016, L&M focused on fulfilling statutory and filing requirements to keep the license in good standing. In Q1 2017 E2 Metals filed a prospectus with the ASX exchange announcing an offering to raise a minimum of $6,000,000 AUD and their intention to list E2 Metals on the ASX Exchange. Proceeds will be used in part to fund a drilling program at Neavesville, which is slated to commence in April, 2017.

Ohakuri Property

The Ohakuri property, located in the Taupo Volcanic Zone of New Zealand's North Island, is covered by a five year exploration license that was granted in Q1 2016. The project covers an area of historic drilling that intersected broad zones of epithermal-style gold (silver) mineralization hosted in ignimbrites and associated with quartz adularia alteration systems and weakly developed vein arrays concealed beneath a veneer of volcanic cover rocks. EMX believes that only a small portion of the prospective area has been tested, with several undrilled geophysical and geochemical anomalies providing potential for additional discoveries. The Ohakuri project is available for partnership.

Muirs Reef Property

The Muirs Reef property, located along the western margin of the Taupo Volcanic Zone of New Zealand's North Island, is covered by a five year exploration license that was granted in Q4 2016. The project area encompasses the Hauraki Goldfield's Muirs Reef low sulfidation vein system. Historic, small scale underground mining was carried out on a gold (silver) vein at the southern end of Muirs Reef over a strike length of ~275 meters and to ~100 meters below surface. The Muirs Reef project is available for partnership.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

Europe

Eurasian has been actively exploring in Europe since 2003, and has assembled a portfolio of copper and polymetallic royalty and exploration properties in Scandinavia, as well as a portfolio of copper and gold royalty properties in Serbia. In Scandinavia, the Company continued to operate at a reduced expenditure rate, while pursuing strategic partnerships for properties in the portfolio and adding value through low cost generative exploration. These efforts resulted in the conversion of four exploration properties to royalty and equity interests, as well as the addition of one new 100% controlled property to the exploration portfolio. EMX also has a portfolio of royalty interests in Serbia that includes the Cukaru Peki copper-gold project located in the prolific Timok Magmatic Complex.

Scandinavia

Scandinavia is a favorable jurisdiction for mineral exploration and development, and Eurasian has been focused on core property holdings that include the Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway. These properties were acquired between 2013 and 2015 by license application on open ground. Each of the properties has undergone historic mining production, but with only limited or no modern exploration conducted. All of the properties have polymetallic styles of mineralization, and each shows enrichments in multiple metals. Gumsberg, Adak, and Tynset host Volcanogenic Massive Sulfide (“VMS”) styles of mineralization, and Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) styles of mineralization. Eurasian's new geologic interpretations identified multiple exploration targets on these properties based upon combinations of historic data compilations, geologic mapping, geochemical sampling, geophysical surveys, and a reconnaissance drilling program.

In the fourth quarter of 2016, EMX executed a definitive agreement to sell the Gumsberg, Adak, Tynset and Burfjord properties to Boreal Metals Corp. (“BMC”), a British Columbia corporation. Commercial terms of the agreement with BMC, which closed on February 14, 2017 are summarized below:

•	At closing, Eurasian transferred to BMC its entire interest in its wholly-owned subsidiaries that owned the properties.

•

At closing, BMC issued to Eurasian that number of common shares of BMC that represents a 19.9% equity ownership in BMC. BMC has the continuing obligation to issue additional shares of BMC to Eurasian to maintain its 19.9% interest in BMC, at no additional cost to Eurasian, until BMC has raised CDN $5,000,000 in equity. Thereafter Eurasian will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in BMC.

•

Eurasian will receive an uncapped 3% net smelter return (“NSR”) royalty on each of the properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty on any given project by paying Eurasian US$2,500,000 in cash and shares of BMC. Such buy down is project specific.

•

Eurasian will receive annual advance royalty (“AAR”) payments of US$20,000 for each of the properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

•

Eurasian will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

•	Eurasian has the right to nominate one seat on the Board of Directors of BMC.

The conversion of the four properties in Sweden and Norway to royalty and equity interests marks the achievement of a major Company objective. These properties will provide near-term AAR payments, with upside provided by potential royalty revenue in the future. In addition, EMX's equity holding in a Scandinavian-focused resource company provides further upside potential for Eurasian.

Subsequent to the agreement with BMC, Eurasian was granted the Rydarhyttan exploration license in the Bergslagen district of southern Sweden in the fourth quarter of 2016. Riddarhyttan is known for its historic iron production, with historic operations active from medieval times through the late 1970’s. The property also contains a variety of styles of mineralization including base metal rich VMS deposits, copper and gold-rich IOCG-type deposits, and REE mineralization as identified from historic geochemical sampling, geophysical surveys, and drill programs. Rydarhyttan is 100% controlled by Eurasian and available for partnership.

EMX also holds an effective 0.5% NSR royalty interest in Avalon’s Viscaria copper project located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Avalon completed a mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario in 2015. During 2016, Avalon advanced the Environmental and Social Impact Assessment (ESIA) and permitting process for the project, while making plans for additional drilling to update the resource estimate and scoping study.

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, Eurasian acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction on conditions specified in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, were included in the Timok Project Joint Venture with Freeport. EMX notes that a) the original Brestovac and Brestovac permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty. Brestovac (Brestovac Metonivca) hosts epithermal and porphyry copper-gold mineralization at the Cukaru Peki project.

On April 19, 2016, Reservoir announced an updated resource estimate and positive PEA results for Cukaru Peki. As reported by Reservoir, the updated resource estimate for the "Upper Zone" high grade massive sulphide and semi-massive sulphide mineralization at a 0.75% copper cut-off includes indicated resources of 1.7 million tonnes averaging 13.5% copper and 10.4 g/t gold, and inferred resources of 35.0 million tonnes averaging 2.9% copper and 1.7 g/t gold. The PEA base case considered a Phase 1 starter mine commencing in 2019, with access via a twin decline to higher grade direct shipping ore ("DSO") material, followed in 2022 by Phase 2 mining of the main Upper Zone mineralization down to the 800 meter level until 2030. An extended mining phase was also considered consisting primarily of deeper portions of the deposit, with production continuing to 2037. SRK Consulting (UK) Limited's Mr. Martin Pittuck, a Qualified Person under NI 43-101 Standards of Disclosure for Mineral Projects, approved and verified the technical disclosure in Reservoir's April 19, 2016 news release.

As another development, on April 24, 2016, Reservoir announced a definitive agreement with Nevsun Resources Ltd. ("Nevsun") to combine their respective companies. Completion of the arrangement was conditional on the exercise by Reservoir of its right of first offer ("ROFO") in respect of the original Timok Joint Venture agreement with Freeport. On May 2, 2016 Reservoir and Nevsun reported that the ROFO was successfully exercised, with Reservoir acquiring Freeport's interest in the Upper Zone of Cukaru Peki, and increasing its interest in the Lower Zone. Nevsun subsequently closed the acquisition of Reservoir as announced June 23, 2016.

On September 29, 2016, Nevsun reported that it had commenced drilling programs on the Upper Zone resource deposit and Lower Zone porphyry target. According to Nevsun, it is targeting completion of a prefeasibility study in September 2017, as well as the commencement of an exploration decline in Q4 2017. Nevsun has budgeted US $35-40 million for Upper Zone work through 2017, and estimated expenditures of US $20 million for the Lower Zone program. Nevsun reported encouraging drill results from both the Upper Zone and Lower Zone on October 17, November 22, and December 7, 2016.

EMX's Timok royalty properties add significant upside potential for Eurasian in one of Europe's richest copper-gold mineral belts.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

Haiti

Eurasian and Newmont Ventures Limited (collectively, the “JV” or "Joint Venture"), had been exploring a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt since 2008, with Newmont funding and managing the Joint Venture. EMX’s 100% controlled Grand Bois gold-copper project was not subject to the JV with Newmont. In 2013 the Haitian government suspended its Mining Convention process while it began working on a new mining law, which as Eurasian understands was an ongoing process during 2016.

EMX sold its Haiti Joint Venture interests in 2015 to Newmont. The now terminated EMX-Newmont Joint Ventures covered six designated exploration areas in Haiti. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms: a) Newmont paid US$4 million in cash to EMX at closing, b) the Joint Ventures were terminated, c) EMX retained a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas, and d) EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

In the first quarter of 2016, EMX sold its 100% controlled Grand Bois project, which was outside the Joint Venture with Newmont, to a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

As a result of the above two transactions, all of EMX's interests in Haiti have now been converted into NSR royalties.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments

IG Copper LLC

EMX is a strategic investor in IGC, a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Shelekhovo and Salasinskaya properties, located ~150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with approximately 39% of the issued and outstanding shares (36% equity position on a fully-diluted basis) from investments totaling US$9 million. EMX's investment in IGC and the Malmyzh project is material to the Company.

Malmyzh Project

Malmyzh is a grassroots, district-scale discovery with over 14 porphyry copper-gold centers identified within a 16 by 5 kilometer intrusive corridor. The project, which occurs 220 kilometers northeast of the Russia-China border at Khabarovsk, has excellent logistical characteristics and available infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

The property’s 152.8 square kilometers (15,280 hectares) of exploration and mining licenses consist of: 1) HAB 02018 granted 9/18/2006 and expiring 12/31/2026, and 2) HAB 02334 granted 7/23/2010 and expiring 12/31/2030. The more recent "Malmyzh Flanks" exploration license (HAB 02746 BP) was granted 10/26/2015, expires 12/31/2022, and covers 74.1 square kilometers (7,410 hectares). The total Malmyzh land position totals 226.9 square kilometers (22,690 hectares), and includes additional areas for potential project development as well as extensions to known exploration targets. IGC advises that the terms for the licenses can be granted extensions.

Copper-gold mineralization occurs in diorite porphyry intrusives, as well as in hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 1 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth. The extent of the porphyry copper-gold mineralized systems has not been fully determined within the Malmyzh district. Much of the property has more than 15 meters of cover and is undrilled, thereby providing exploration potential for additional discoveries.

In 2015, a statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided by Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person under NI 43-101 and managing director of Wardell Armstrong International ("WAI"), an independent UK based consulting company. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent. Copper equivalent (CuEq) was calculated as Cu% + (Au g/t * 0.5) based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au. At the time of WAI's 2015 resource estimate, project drilling totaled about 70,500 meters in over 211 core holes, with the majority of the drilling (~55,000 m) concentrated on defining the four resource deposits at nominal 200 by 200 meter centers, and generally to less than 500 meters depth. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

The copper-gold mineralization in the Valley, Central, Freedom (Southeast), and Flats resource deposits have favorable open-pit geometries with potentially low stripping ratios. All four resource deposits are open at depth (> 350-600 m), and importantly, there are zones of shallow, higher grade copper-gold mineralization at the Valley and Freedom (SE) deposits, and high grade below the resource pit at Central. Furthermore, there is higher grade copper-gold mineralization at the Freedom Northwest prospect not currently included in the Malmyzh inferred resource estimate due to the need for in-fill drilling.

IGC advised that the Malmyzh joint venture had also advanced Malmyzh in 2015 by receiving approval of the “official on balance C1+C2 reserves” from the GKZ (State Reserves Committee), the government agency authorized to approve resources and reserves in the Russian Federation. The Malmyzh “official government approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101. The GKZ “official reserves” have been listed and added to the “State Balance of Reserves”. In addition, IGC advised that the “prospecting phase” of the Malmyzh exploration and mining licenses were successfully completed. The joint venture subsequently filed documents to continue to the advanced exploration and mining phase of the project's development as required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL").

In Q3 2016 IGC advised that SIL approval to advance the Malmyzh project had been received from the Government Commission on Monitoring Foreign Investment (the "Commission"). According to IGC, highlights of the Commission's approval include:

•	The Joint Venture, as a majority foreign owned business entity, has been approved to retain control of the Malmyzh project exploration and mining licenses.

•	The Joint Venture, therefore, maintains mining and production rights for the Malmyzh and Malmyzh North exploration and mining licenses.

•

The Joint Venture holds 100% of the rights for the Malmyzh and Malmyzh North exploration and mining licenses, and is entitled to recover all minerals of economic value including copper, gold and by-product minerals.

The conclusion of the SIL process initiated a new, multi-year phase in the project's development. The Malmyzh team prepared a “Project Plan” document that outlined advanced plans and programs that include additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. This next phase of work will ultimately conclude as a detailed "TEO of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining (TEO is the acronym for "Technico-Economicheskiye Obosnovaniye" which translates as Technical-Economic Basis).

Subsequently in Q4, IGC commenced a reconnaissance diamond drilling program at the Freedom Northwest, North, Sleeper West, and Sleeper prospects totaling ten holes for 3,474.8 meters. As a subsequent event, final assays were received from IGC in January 2017, and Eurasian announced the results in a January 24th news release. The last hole of the program (AMM-213) drilled at Freedom Northwest provided particularly notable results, intersecting 747.4 meters (108.7 -856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) (true width unknown). AMM-213 was a vertical in-fill hole designed to bring the 200 by 400 meter grid pattern at Freedom Northwest, which is not currently included as a Malmyzh resource deposit, to the 200 by 200 meter pattern used to delineate inferred resources. The 747.4 meter intercept is the longest mineralized interval drilled at Malmyzh to date. Further, the hole was terminated due to equipment limitations, and bottomed in mineralization (1.4 m interval from 854.7 -856.1 m of 0.46% copper equivalent from 0.32% copper and 0.29 g/t gold). The drilling at Sleeper West and North prospects also returned encouraging results.

Eurasian is an investor in IGC, and as a result there are no direct holding costs to the Company, and no underlying agreements or royalties. Notwithstanding, IGC advises that the required payments to keep the Malmyzh property in good standing are nominal, consisting of "subsoil usage license fees" that total approximately US$30,000 to US$50,000 per year. Regarding the joint venture agreement, IGC and FMEC fund at their respective level of ownership interest, or dilute. Should either company dilute to less than a 10% interest, remaining ownership is converted to a US$0.005 (one-half cent) per pound copper equivalent reserve payment, which remains in effect through the life of mine. Freeport retains no claw-back or NSR provisions.

Shelekhovo and Salasinskaya Projects

IGC also has 100% control of the 390 square kilometer Shelekhovo property (also known as Shelekhovskaya), and the nearby 260 square kilometer Salasinskaya property. At Shelekhovo, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite. Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and is marked by the widespread occurrence of quartz-alunite alteration. Both properties occur approximately 150 kilometers along trend to the northeast of Malmyzh. IGC advised that it conducted reconnaissance field mapping and geochemical sampling at Shelekhovo and Salasinskaya during 2016.

Further discussion of IGC’s exploration results and EMX’s due diligence data verification and QA and QC procedures can be found in the Company’s May 26, 2015 and January 24, 2017 news releases, as well as in the SEDAR filed Malmyzh Technical Report with an effective date of May 1, 2015.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. ("Revelo") (TSX-V:RVL), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo has a portfolio of 22 projects prospective for copper, gold and silver. Revelo also retains a 2% royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

Geothermal Royalties

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. ("SGL") for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production. The Company is not aware of any changes to its Slovakia and Peru geothermal royalty property holdings in 2016.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2016, 2015 and 2014

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at March 27, 2017 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2016, 2015 and 2014 and the related notes thereto.

Those consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Eurasian Minerals Inc. and its subsidiaries operate as a royalty and prospect generator engaged in exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT under the symbol “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

The Company’s working capital position at December 31, 2016 was $6,002,318. Management estimates it has sufficient funding for operations for the ensuing year as of the date of this Form 20-F, which results in the going concern assumption being an appropriate underlying concept for the preparation of these consolidated financial statements.

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

EXPLORATION REVIEW

PROPERTY OVERVIEW

LEEVILLE & OTHER CARLIN TREND ROYALTY PROPERTIES

A material EMX asset is the Leeville royalty property acquired in the 2012 Bullion Monarch merger that covers portions of Newmont Mining Corporation’s Leeville, Turf, and other gold mining operations and deposits in the Northern Carlin Trend. The Leeville 1% gross smelter return royalty paid approximately US$1.7 million during the 12 months ending December 31, 2016. The royalty totaled 1,361 troy ounces of gold that were principally sourced from the Leeville (70%) and Turf mines (30%), with negligible contributions from other Newmont operations. The average realized gold price was US$1,250 per troy ounce. The 2016 Leeville royalty performance represents a 33% increase in GSR revenue from 2015, corresponding to increases of 24% in attributable gold ounce production and 8% in average gold price. Newmont has stated that its Turf Vent Shaft Project, which was commissioned in November 2015, will provide the ventilation required to “increase production” and “unlock” additional resources at “greater Leeville” (see Newmont Mining Corp’s 10-K and 10-Q filings for 2014 and 2015). As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact has been, or will be. Newmont has also delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville mining complex and across EMX's Leeville royalty property that covers portions of the Rita K and Full House exploration projects. These Newmont exploration successes underscore the prospectivity of the Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South royalty property was acquired in the 2012 merger with Bullion Monarch. The Maggie Creek royalty property is one of two royalties acquired from Golden Predator in Q1 2016. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within about 1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

NORTH AMERICA

Eurasian’s portfolio in North America totals 34 exploration and royalty properties covering more than 32,000 hectares. The properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc., and include porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and high-grade gold-silver vein projects. The exploration portfolio is comprised of 26 properties in Arizona, Nevada, Utah, and Wyoming. EMX currently has six exploration projects partnered through BCE, with the remaining 20 exploration properties available for partnership. In addition, there are eight royalty properties, including the producing Leeville royalty (see above section), that are being advanced by partner companies.

The Company’s 2016 work focused on a) advancing partner funded projects at Superior West, Copper King, and Aguila de Cobre, b) executing new agreements for available projects, c) generative exploration, d) identifying royalty assets for purchase, and e) balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with potential partners for the available North American properties, as well as for regional exploration alliances. A summary of 2016 activities is given below.

•

The Company executed a purchase agreement for NSR royalty interests on the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) gold properties from Golden Predator. Eurasian acquired the royalties by issuing 250,000 EMX shares to Golden Predator as consideration for the purchase. The Maggie Creek property is located north-northeast of Newmont's Gold Quarry open pit operations on the Carlin Trend, and the Afgan property occurs on the Battle Mountain-Eureka Trend. The addition of these two royalty assets strengthens EMX's growing Nevada gold portfolio.

•

EMX executed an Exploration and Option to Purchase Agreement with Kennecott for the Copper King project in Arizona. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314, and b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum royalty and milestone payments will be payable to Eurasian.

•

Eurasian entered into an Exploration and Option Agreement with Coeur for the Mineral Hill gold-copper property in the Black Hills of Wyoming. The project is held under a pooling agreement with Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except the sale of surface rights associated with patented mining claims held by MHL. Coeur may earn a 100% interest in the project by making option payments totaling US$435,000, making exploration expenditures totaling US$1,550,000, and paying US$250,000 upon exercise of the option, with EMX and MHL retaining a 4% NSR royalty, and annual advance minimum royalty payments of US$150,000 and a US$1,000,000 milestone payment upon completion of a feasibility study. Coeur may purchase up to 1.5% of the NSR royalty for US$5,000,000 if the first increment is purchased within 60 days of the completion of a preliminary economic assessment (“PEA”).

•

Eurasian sold the five patented mining claims comprising the Ophir property in Utah, through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott. EMX received US$75,000 in cash upon closing and a retained 2% NSR royalty from the sale.

•

As a subsequent event in February 2017, Eurasian executed an Option Agreement for the Copper Springs porphyry copper project in Arizona with Anglo American, whereby Anglo American can earn a 100% interest in the project by a) reimbursing the 2016 holding and permitting costs and making annual option payments, together totaling US$447,000, and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

•

The Superior West copper-molybdenum project near Superior, Arizona is under an Exploration and Option to Purchase Agreement with Kennecott whereby Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to receiving AMR and certain project milestone payments. During 2016, EMX further consolidated the project's land position, and compiled the results from partner funded geologic mapping, geochemical sampling, and geophysical survey programs. The resulting interpretations refined the definition of priority targets for drill testing.

•

The Hardshell Skarn property in southern Arizona is covered by an Exploration and Option Agreement with Arizona Minerals whereby Arizona Minerals can earn a 100% interest in the project by making cash payments totaling US$85,000, and upon exercise of the option EMX will retain a 2% NSR royalty and receive annual advanced royalty payments. The EMX royalty is not capped and not subject to buy-down. During 2016, Arizona Minerals conducted drill programs and announced updated resource estimates for the Hermosa project's Taylor deposit, which borders the Hardshell skarn claim block.

•

The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. The project hosts porphyry copper-molybdenum and copper-iron skarn targets beneath cover rocks. Entree continues to hold the property and make annual payments to EMX while advancing its Ann Mason project. EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

•

Ely Gold completed their earn-in at the Cathedral Well property in November of 2016 through a trade with Eurasian whereby a subsidiary of Ely Gold executed a quit claim deed for 36 mining claims adjacent to Eurasian’s Spring Canyon property in Nevada in lieu of its last $25,000 option payment. EMX retains a 2.5% NSR royalty interest on Cathedral Well, inclusive of an underlying 0.5% NSR, and Ely Gold will retain a 0.5% NSR on the traded property. In December 2016, Ely Gold announced that it had optioned the project to Colorado Resources Ltd. Both the property and agreement remain in good standing.

•

Kennecott elected to terminate the option agreement for the Aguila de Cobre copper project in Arizona in Q1. Kennecott advanced the project by funding geophysical surveys and expanding the property package through the staking of additional claims. Aguila de Cobre is available for partnership.

•

Desert Star elected to terminate the option agreement for the Red Top copper-molybdenum project in Arizona in Q1. Desert Star advanced the project by conducting geologic and alteration mapping, geophysical studies, and drill permitting. Red Top is available for partnership.

•

EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah. EMX acquired the following properties by staking on open ground: 1) the Spring Canyon, Mud Spring, and Trench gold projects in Nevada, 2) the Diablo Porphyry and Greenwood Springs copper projects in Arizona, and the 3) Dugway copper project in Utah.

EMX is encouraged by the new agreements executed with major mining companies on its copper portfolio as well as the funding committed to advance all of its partnered projects. The Company continues to receive interest from third parties in the available copper and gold properties, as well as in the new opportunities identified by generative exploration initiatives.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Six of the seven EMX projects in Turkey are being advanced by partner companies. The remaining property, Alankoy, is 100% controlled by Eurasian and currently available for sale or partnership.

Akarca Property

The Akarca Property is a 2006 Eurasian grassroots exploration discovery in Turkey’s Western Anatolia region. The project area has six drill defined zones of epithermal gold-silver oxide mineralization. Further, there are several additional mineralized zones identified from reconnaissance level drilling and surface sampling.

In Q3 2016, EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay Însaat Taahhüt ve Ticaret A.S., a privately owned Turkish company (see EMX news release dated August 8, 2016). EMX received a US$2 million cash payment from Çiftay on closing. As part of the sale, EMX is to receive payments of 500 ounces of gold (or cash equivalent) every six months commencing on February 1, 2017, and continuing until receipt of a total of 7,000 ounces. As a subsequent event, the first 500 ounce cash equivalent payment of US$601,825 was made to EMX in February 2017. Receipt of the initial 500 ounce payment leaves a total of 6,500 ounces of gold to be paid to EMX. Çiftay will pay any remaining amount due within 30 days after the commencement of commercial production from the property, if the total 7,000 ounces has not yet been paid at that time.

Additional terms of the sale include a sliding scale royalty for gold production (subject to certain deductions): a) 1.0% on the first 100,000 ounces of gold, b) 2.0% on the next 400,000 ounces of gold, and c) 3.0% on all gold production in excess of 500,000 ounces. For all other mineral production other than gold, the royalty rate is 3.0% . Certain bonuses will also be paid upon achievement of production milestones.

Çiftay informed EMX that it completed an initial 49 hole diamond drill program comprising 6,032 meters on the property in Q4 2016.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit.

In Q3 2016, EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta Property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti, a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale included a) a US$250,000 cash payment at closing, b) annual cash payments of US$125,000 per year until commencement of production (credited at a rate of 80% against NSR royalty payments upon production), and c) a 3.5% NSR royalty payment from ore processed on-site and a 5.0% NSR royalty payment from ore processed off-site. The NSR royalty payments are uncapped and cannot be bought out or reduced.

Bahar advised EMX that it concluded an initial 20 hole diamond drill program comprising 1,748 meters at Sisorta in Q4 2016.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. in 2006. EMX understands that since acquiring the property, Dedeman has completed over 36,000 meters of diamond drilling in addition to re-initiating underground development at the Hastanetepe deposit in Q1 2015. Dedeman advises that it produced and stockpiled approximately16,000 tonnes of run-of-mine material averaging 6.9% Pb and 3.5% Zn during 2016.

Other Property Interests

Eurasian's other property interests in Turkey include:

•

The Golcuk copper-silver property is located in northeast Turkey. Pasinex Resources Ltd. signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments, with EMX retaining a 2.9% NSR royalty interest. Pasinex’s exploration programs have identified a number of additional mineralized targets on the property, and their work in 2016 included permitting and preparations for follow-up drilling scheduled for 2017.

•

The Trab-23 property hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite- gold veins. Tumad Madencilik Sanayi ve Ticaret A.S., a privately owned Turkish company, executed an option agreement in 2013 granting it an option to acquire Trab-23 for in-ground spending requirements, annual earn-in and pre-production payments, and payments based upon production. Tumad's payment and drill requirements have not been met. EMX and Tumad are currently negotiating a revision to the agreement that will include a shift of required payments and drill commitments to 2017 and 2018.

•

The Alankoy gold-copper property is located in the Biga Peninsula of northwestern Turkey. EMX executed an Exploration and Option Agreement for Alankoy with Black Sea in November 2015. In 2016, Black Sea conducted surface exploration programs, and met statutory requirements to keep the property in good standing. As a subsequent event in Q1 2017, Black Sea terminated the Agreement, and EMX regained 100% control of the project.

•	EMX owns a 4% uncapped NSR royalty interest in the Aktutan polymetallic project that it sold to Dedeman in 2007. No work was reported by Dedeman for 2016.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

AUSTRALIA AND NEW ZEALAND

The Company's programs in the Australia and New Zealand region continued to operate at a reduced expenditure rate, while taking advantage of generative exploration opportunities with the acquisition of new projects. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under earn-in and royalty agreements with EMX. In New Zealand, the Neavesville gold-silver project is being advanced under an agreement with Land & Minerals Ltd. (“L&M”), and the Ohakuri and Muirs Reef properties were added to the Company's exploration portfolio.

Koonenberry Property

The Koonenberry property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. The majority of the project is under an Exploration and Option Agreement with North Queensland Mining Pty Ltd ("NQM"), a privately held Australian company, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in. During 2016, NQM reduced the tenement position to a core of the most prospective ground, while fulfilling statutory and filing requirements to keep the property in good standing.

Neavesville Property

The Neavesville project consists of a single exploration permit in the Hauraki Goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki Goldfield.

The project is under a definitive agreement with L&M, a wholly owned subsidiary of E2 Metals Ltd., giving L&M the right to acquire the wholly owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian. During 2016, L&M focused on fulfilling statutory and filing requirements to keep the license in good standing. In Q1 2017 E2 Metals filed a prospectus with the ASX exchange announcing an offering to raise a minimum of $6,000,000 AUD and their intention to list E2 Metals on the ASX Exchange. Proceeds will be used in part to fund a drilling program at Neavesville, which is slated to commence in April, 2017.

Ohakuri and Muirs Reef Properties

Eurasian's generative exploration program resulted in the acquisition of the Ohakuri and Muirs Reef properties in 2016 by tenement applications on open ground. Both properties are covered by five year exploration licenses. Ohakuri covers an area of historic drilling that intersected broad zones of epithermal-style gold (silver) mineralization hosted in ignimbrites and associated with quartz adularia alteration systems and weakly developed vein arrays concealed beneath a veneer of volcanic cover rocks. The Muirs Reef project contains a low sulfidation gold (silver) vein system that has undergone historic, small scale underground mining. The Ohakuri and Muirs Reef projects are available for partnership.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

Eurasian has been actively exploring in Europe since 2003, and has assembled a portfolio of copper and polymetallic royalty and exploration properties in Scandinavia, as well as a portfolio of copper-gold royalty properties in Serbia. In Sweden and Norway, the Company continued to operate at a reduced expenditure rate, while pursuing strategic partnerships for properties in the portfolio and adding value through low cost generative exploration. These efforts resulted in the conversion of four exploration properties to royalty and equity interests, as well as the addition of one new 100% controlled property to the portfolio. EMX also has royalty interests in Serbia that includes the Cukaru Peki copper-gold project.

Scandinavia

Eurasian has been focused on its core property holdings in Scandinavia that include the Gumsberg and Adak properties in Sweden and the Tynset and Burfjord properties in Norway. These properties were acquired between 2013 and 2015 by license application on open ground. Each of the properties has undergone historic small scale mining production, but with only limited or no modern exploration conducted. All of the properties have polymetallic styles of mineralization, and each shows enrichments in multiple metals. Gumsberg, Adak, and Tynset host Volcanogenic Massive Sulfide (“VMS”) styles of mineralization, and Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) styles of mineralization. Eurasian's exploration programs and new geologic interpretations identified exploration upside at multiple targets on these properties (see EMX news release dated September 8, 2016).

In Q4 2016 EMX executed a definitive agreement to sell the Gumsberg, Adak, Tynset and Burfjord properties to Boreal Metals Corp., a British Columbia corporation (“BMC”) (see EMX news release dated November 22, 2016 ). Commercial terms of the agreement with BMC, which closed in February 2017 as a subsequent event, are summarized as: a) At closing, Eurasian transferred to BMC its interest in its wholly-owned subsidiaries that owned the properties, and BMC issued to Eurasian that number of common shares of BMC that represents a 19.9% equity ownership in BMC. BMC has the continuing obligation to issue additional shares of BMC to Eurasian to maintain its 19.9% interest in BMC, at no additional cost to Eurasian, until BMC has raised CDN $5,000,000 in equity. Thereafter Eurasian will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in BMC; b) Eurasian will receive an uncapped 3% net smelter return (“NSR”) royalty on each of the properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty on any given project by paying Eurasian US$2,500,000 in cash and shares of BMC. Such buy down is project specific. c) Eurasian will receive annual advance royalty (“AAR”) payments of US$20,000 for each of the properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that BMC may forgo AAR payments on two of the four properties in years two and three. Once reaching US$60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics); d) Eurasian will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.; and e) Eurasian has have the right to nominate one seat on the Board of Directors of BMC.

The conversion of the four properties in Sweden and Norway to royalty and equity interests marks the achievement of a major Company objective.

Subsequent to the agreement with BMC, Eurasian was granted the Rydarhyttan exploration license in the Bergslagen district of southern Sweden. Rydarhyttan is 100% controlled by Eurasian and is available for partnership.

EMX also holds an effective 0.5% NSR royalty interest in Avalon’s Viscaria copper project located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Avalon completed an updated mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario in 2015. During 2016, Avalon advanced the Environmental and Social Impact Assessment (ESIA) and permitting process for the project, while making plans for additional drilling to update the resource estimate and scoping

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, Eurasian acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction on conditions specified in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, were included in the Timok Project Joint Venture with Freeport. EMX notes that a) the original Brestovac and Brestovac permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty. Brestovac (Brestovac Metonivca) hosts epithermal and porphyry copper-gold mineralization at the Cukaru Peki project.

During Q2, Reservoir announced an updated resource estimate and positive PEA results for Cukaru Peki (see Reservoir news release dated April 19, 2016 and SEDAR filed technical report titled "NI43-101 Preliminary Economic Assessment of the Cukaru Peki Upper Zone Deposit, Serbia" with an effective date of March 31, 2016). As another development in Q2, Reservoir announced a definitive agreement with Nevsun Resources Ltd. to combine their respective companies (see Reservoir news release dated April 24, 2016). Nevsun subsequently closed the acquisition of Reservoir as announced in a June 23, 2016 news release. In Q3 Nevsun reported that it had commenced drilling programs on the Upper Zone resource deposit and Lower Zone porphyry target (see Nevsun news release dated September 29, 2016). According to Nevsun, it is targeting completion of a prefeasibility study in September, 2017, as well as the commencement of an exploration decline in Q4 2017. Nevsun has budgeted US $35-40 million for Upper Zone work through 2017, and estimated expenditures of US $20 million for the Lower Zone program.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

Eurasian and Newmont Ventures Limited (collectively, the “JV” or "Joint Venture"), had been exploring a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt since 2008, with Newmont funding and managing the Joint Venture. EMX’s 100% controlled Grand Bois gold-copper project was not subject to the JV with Newmont. In 2013 the Haitian government suspended its Mining Convention process while it began working on a new mining law, which as Eurasian understands was an ongoing process during 2016.

EMX sold its Haiti Joint Venture interests in 2015 to Newmont. The now terminated EMX-Newmont Joint Ventures covered six designated exploration areas in Haiti. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms: a) Newmont paid US$4 million in cash to EMX at closing, b) the Joint Ventures were terminated, c) EMX retained a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas, and d) EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

In Q1 2016, EMX sold its 100% controlled Grand Bois project, which was outside the Joint Venture with Newmont, to a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

As a result of the above two transactions, all of EMX's interests in Haiti have now been converted into NSR royalties.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC, a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Shelekhovo and Salasinskaya properties, located ~150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with approximately 39% of the issued and outstanding shares (36% equity position on a fully-diluted basis) from investments totaling US$9 million. EMX's investment in IGC and the Malmyzh project is material to the Company.

Malmyzh is a grassroots, district-scale discovery with over 14 porphyry copper-gold centers currently identified within a 16 by 5 kilometer intrusive corridor. A statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided in 2015 by Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person and managing director of Wardell Armstrong International. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent*.The project has excellent logistical characteristics and available infrastructure, and is located 220 kilometers northeast of the Russia-China border at Khabarovsk.

Important advancements for the Malmyzh project during 2016 included:

•

In Q3, IGC advised that the joint venture had received approval to proceed with advancing the project from the Government Commission on Monitoring Foreign Investment (the "Commission") as required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). According to IGC, highlights of the Commission's approval include:

-	The Joint Venture, as a majority foreign owned business entity, has been approved to retain control of the Malmyzh project exploration and mining licenses.

-	The Joint Venture, therefore, maintains mining and production rights for the Malmyzh and Malmyzh North exploration and mining licenses.

-

The Joint Venture holds 100% of the rights for the Malmyzh and Malmyzh North exploration and mining licenses, and is entitled to recover all minerals of economic value including copper, gold and by- product minerals.

•

The conclusion of the SIL process initiated a new, multi-year phase in the project's development. The Malmyzh team prepared a “Project Plan” document that outlined advanced plans and programs that include additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. This next phase of work will ultimately conclude as a detailed "TEO of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining (TEO is the acronym for "Technico-Economicheskiye Obosnovaniye" which translates as Technical-Economic Basis).

•

In Q4, IGC commenced a reconnaissance diamond drilling program at the Freedom (Northwest), North, Sleeper West, and Sleeper prospects totaling ten holes for 3,474.8 meters. The last hole of the program (AMM-213) drilled at Freedom Northwest, provided particularly notable results, intersecting the longest copper-gold mineralized interval drilled at Malmyzh to date. The drilling at the Sleeper West and North prospects also returned encouraging results.

Overall, the Russian government strongly supports mining investment and development in their Far East Krais (administrative regions). IGC is encouraged by, and appreciative of, the strong measures of support for advancing a project recognized as an exceptional exploration asset with world-class potential.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp., a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo has a portfolio of 22 projects prospective for copper, gold and silver. Revelo also retains a 2% royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

GEOTHERMAL ROYALTIES

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. Eurasian subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. for cash payments, an equity position in SGL, and gross royalties of 1.0% in Slovakia and 0.5% in Peru from future geothermal energy production. The Company is not aware of any changes to its Slovakia and Peru geothermal royalty property holdings in 2016.

OPERATING RESULTS

Year ended December 31, 2016

The net loss for the year ended December 31, 2016 (“FY16”) was $2,683,482 compared to $6,875,857 for the prior year (“FY15”). The loss for FY16 was made up of a net royalty loss of $47,265 (2015 - $187,773) after depletion and related tax, net exploration expenditures of $4,999,959 (2015 - $4,364,675), general and administrative expenditures of $3,220,339 (2015 - $3,535,534) and other gains/(losses) totaling $4,144,749 (2015 - $(2,219,105)) offset by a deferred income tax recovery of $1,439,332 (2015 - $3,431,230). Included in other gains/(losses) was $Nil (2015 - $(3,973,699)) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets, a gain on the sale of exploration and evaluation assets of $6,834,999 (2015- $5,393,305), a dilution gain on associated companies of $982,634 (2015 - $Nil), an equity loss in associated companies of $1,295,568 (2015 - $1,062,146), and a writedown of goodwill of $1,518,328 (2015 - $3,047,605). Some items to note are:

Revenues

In FY16, royalty income was earned for 1,361 (2015 – 1,096) ounces of gold totaling $2,227,322 (2015 - $1,609,553) offset by gold tax and depletion of $2,274,587 (2015 - $1,797,326) for net royalty loss of $47,265 (2015 – loss $187,773). The increase in royalty income was mainly due to an increase in ounces produced and a higher realized gold price per ounce in the current period. In FY16 the average realized gold price was US$1,250 per ounce compared to US$1,160 for 2015.

Exploration Expenditures

Exploration expenditures (gross) decreased by $466,731 in FY16 compared to FY15. Recoveries decreased by $168,553 in FY16 compared to FY15. for a net increase in exploration expenditures of $635,284 in FY16 compared to FY15. Some of the differences between 2016 and 2015 are as follows:

•

In Scandinavia, net expenditures were consistent, increasing by $81,027 compared to the prior period. In 2016, the Company continued to actively market its project interests in Scandinavia with the result that four exploration projects were sold to Boreal Metals in late 2016. Eurasian’s staff in Scandinavia is retained on a consulting basis only, in order to keep costs low during times of inactivity.

•

In the USA, gross expenditures increased from $2,713,477 to $3,342,206 and recoveries decreased from $901,385 to $886,872. The increase in expenditures was the result of generative exploration work that lead to the acquisition of two new projects and the decrease in recoveries relates to land fees paid and recovered in the comparable period by project partners. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base- metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

•

In Turkey, gross expenditures decreased by $37,641, while net expenditures increased by $263,346 as a result of fewer recoveries. In 2016, the Turkish Business Unit continued to be a key value driver for Eurasian. Partner funded programs continued to advance projects in the Eurasian portfolio, with 6 of the 7 projects in Turkey operating under partnerships. In 2015 the Company regained 100% control of the Sisorta and Akarca properties, and closed its exploration office in Ankara. In 2016, under separate share purchase agreements EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti, for cash payments and retained NSR payments upon production, and sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in Turkey, to Çiftay Însaat Taahhüt ve Ticaret A.S., for a US $2million cash payment ($2,630,760) at closing, staged gold bullion payments (or the cash equivalent), work commitments, and a sliding scale retained royalty interest.

•

Pacific region, net expenditures for 2016 totaled $10,572 compared to net expenditures of $294,051 in 2015 as the Company operated under a reduced expenditure rate, with expenditures being recovered from active partnership agreements. In 2015 the Koonenberry project was reduced in scope with Arastra relinquishing their holdings and North Queensland relinquishing a portion of their holdings in the project. The Company elected not to acquire this ground thus saving on land fees. North Queensland continues to advance the Koonenberry project under the active exploration and option agreement. The Neavesville project is under a definitive agreement with L&M giving L&M the right to acquire the wholly-owned EMX subsidiary that controls the Neavesville property.

General and Administrative

General and administrative expenses (“G&A”) of $3,220,339 were incurred compared to $3,535,534 in FY15. G&A costs (before share-based payments) have decreased each year since 2012 as the Company found ways to streamline and reduce the G&A expenses of our business. Significant changes in the current year compared to the previous years include:

•	• Investor relations increased from by $56,235 in FY16 compared to FY15. The Company attends select industry trade shows and supports lines of communication to current and potential investors.

•	• Travel expenditures decreased by $115,813 in FY16 compared to FY15 as the Company made changes to budgets, and implemented cost saving measures.

•	Administrative and office expenses decreased by $178,808 to $721,645 in the current year compared to the prior year of $900,453. The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

•	Salaries and consultants are one of the largest expense in G&A. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and the increase in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase expenditures. Salaries and consultants decreased by $66,942 in FY16 compared to FY15.

Other

•

The Company recognized a net gain on the sale of certain exploration and evaluation assets during the year of $6,834,999 compared to $5,393,305 in the prior year. In FY16 the gain resulted from the sale of two significant assets in Turkey including $6,683,560 related to the sale of AES to Çiftay. The net proceeds on the sale included a US $2,000,000 payment ($2,630,760) on signing and future payments estimated at $4,145,898 included in accounts receivables. The significant gain in FY15 resulted from the sale of certain Haitian interests to Newmont for a $5,277,542 (US $4,000,000) cash payment and a retained 0.5% NSR royalty interest.

•

In FY16 the Company realized both an increase in royalty ounce production and average gold prices received when compared to FY15. As a result, no impairment was recorded on the Leevile royalty interest. In FY15, as a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, and decrease in the realized gold prices, the Company revised its estimated annual gold production over the expected mine life and decreased its long term gold price forecast from US$1300 to US$1200 per ounce. As a result, the Company recorded $Nil (FY15 - $3,973,699) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

•

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. As result, the Company has written down the goodwill by $1,518,328 (2015 - $3,047,605).

•

The Company recorded a deferred income tax recovery of $1,439,332 compared to $3,431,230 in 2015, and a net decrease in deferred tax liabilities of $ 1,748,562 (2015 - $1,715,656). A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the strengthening $USD compared to $CAD. The decrease in the income tax recovery in FY16 compared to FY15 is a result of no impairment on the related royalty asset.

•

The Company’s share of the net loss related to its 39% (2015 – 42%) equity investment in IGC for the year ended December 31, 2016 was $1,295,568 (2015 - $1,062,146). In 2016, the Company also recorded a dilution gain of $982,634 (2015 - $Nil) related to the Company’s change in ownership interest in IGC.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

The Company has a 39% (2015 – 42%; 2014 – 42%) equity investment in IGC. At December 31, 2016, the Company, including conversion of a note receivable (Note 7), has invested an aggregate of US$8,967,010 towards its investment (December 31, 2015 - US$7,782,500; 2014 – US$7,782,500). At December 31, 2016, the Company’s investment including dilution gain less its share of accumulated equity losses was $4,992,823 (2015 - $3,333,491; 2014 – 4,072,737). The Company’s share of the net loss for the year ended December 31, 2016 was $1,295,568 (2015 - $1,062,146; 2014 - $1,086,649).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd., an Australian Stock Exchange listed Exploration Company. During the year ended December 31, 2015, the Company purchased the remaining 51% interest in the Turkish company (Note 9). As such, the books and records of the Turkish company are consolidated as a 100% owned subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the former joint venture for the year ended December 31, 2016 was $Nil (2015 - $Nil; 2014 - $Nil).

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC

Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	3,216,120
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

During the year ended December 31, 2016, the Company recognized a dilution gain of $982,634 related to the Company’s change in ownership percentage as a result of IGC’s share issuance for cash proceeds and loan conversions.

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC

Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership %	42%
The Company's share of loss for the year	(1,062,146)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2014	Turkish Co	IGC

Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424.00)	(809,260)
Loss for the year	(154,215.00)	(2,606,384)
The Company's ownership %	49%	42%
The Company's share of loss for the year	-	(1,086,649)

SELECTED ANNUAL INFORMATION

As at	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013

Financial positions
Working capital	$6,002,318	$5,787,109	$7,096,916	$14,217,999
Exploration and evaluation assets (net)	2,145,000	2,381,540	2,379,886	3,031,368
Royalty interest	25,831,152	28,798,980	29,327,960	35,063,725
Total assets	47,843,555	50,624,129	54,292,093	70,073,220
Share capital	117,504,585	117,000,052	116,766,102	116,151,675
Deficit	(96,989,360)	(94,305,878)	(87,430,021)	(69,981,980)

	Year ended	Year ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013

Financial results
Royalty income	$2,227,322	$1,609,553	$2,247,334	$3,102,888
Exploration expenditures (net)	4,999,959	4,364,675	5,022,658	3,839,703
Net loss	(2,683,482)	(6,875,857)	(17,448,041)	(13,982,612)
Net loss per share - basic and diluted	(0.04)	(0.09)	(0.24)	(0.19)

The year ended December 31, 2016 saw an impairment charge of $Nil (2015 - $3,973,699; 2014 - $7,371,765) on the royalty interests, a related write-down of goodwill of $1,518,328 (2015 - $3,047,605; 2014 - $2,248,057), and a recovery of $1,439,332 (2015 - $3,431,230; 2014 - $3,356,471 of deferred income taxes, offset by a gain of $6,834,999 (2015 - $5,393,305; 2014 – loss $154,533) on the acquisition and sale of exploration and evaluation assets, and a dilution gain on associated companies of $982,634 (2015 - $Nil) which have a significant impact on the net losses for the respective fiscal years.

OUTSTANDING SHARE DATA

At March 27, 2017, the Company had 74,164,710 common shares issued and outstanding. There were also 4,736,500 stock options outstanding with expiry dates ranging from July 5, 2017 to October 18, 2021.

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

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Exploration Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Iekevare Minerals AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%
EMX Australia Pty Ltd.	Australia	100%

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

Cash and cash equivalents are classified as loans and receivables. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

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

Certain receivables related to the sale of Akarca are considered to be derivative financial assets as they are subject to variations in gold price per ounce on record date and final price received and are accordingly classified as FVTPL. The derivative receivable is recorded at fair value each period until final settlement occurs, with changes in fair value reflected in profit or loss for the period in which they arise.

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

Property and equipment

Property and equipment is recorded at cost. Building is depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

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

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

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

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

e)	Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

5.B. Liquidity and Capital Resources

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2016, the Company had working capital of $6,002,318 (December 31, 2015 - $5,787,109). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

On February 22, 2017, the Company announced it intends to complete a non-brokered private placement for gross proceeds of up to $7,000,000 through the sale of 5,000,000 units at a price of $1.40 per Unit. Each Unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional Share at a price of $2.00 for a period of two years.

Operating Activities

Cash used in operations was $5,315,543 for the year ended December 31, 2016 (2015 - $5,082,224) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The Company received $127,800 in 2016 (2015 - $Nil) from the exercise of stock options and $Nil in 2016 (2015 - $Nil) from the exercise of warrants.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2016 are:

-	The Company sold the EMX subisidiary that controls the Akarca gold-silver project in Turkey to Çiftay İnşaat Taahhüt ve Ticaret A.S. ("Çiftay"), for a US$2,000,000 ($2,630,760) cash payment.
-	The Company sold the Sistora gold property in Turkey to Bahar Madencilik Sinayi ve Ticaret Ltd Sti for a US$250,000 ($332,969) cash payment.
-	The Company advanced $542,622 to an associated company pursuant to a convertible loan agreement.
-	The Company received $130,737 in net proceeds from the purchase and sale of marketable securities.
-	The Company sold strategic investments in Revelo for $17,375.

5.C. Research and Development, Patents and Licenses, etc.

See subtopic “Exploration Expenditures” under “Item 5.A., Operating Results”.

5.D. Trend Information

See “Property Overview” under “Item 5, Operating and Financial Review and Prospects”, and “Other” under “Item 5.A. Operating Results”.

5.E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5.F Tabular Disclosure of Contractual Obligations

The Company has no Contractual Obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management

			Date of
			First Election
Name	Position	Age	Or Appointment

David M. Cole	President, CEO, Director	55	November 24, 2003
Brian E. Bayley (1)(2)(3)	Director	64	May 13, 1996
Brian K. Levet (1)(2)	Director	64	March 18, 2011
Larry Okada (1)(2)(3)	Director	68	June 11, 2013
Michael D. Winn (3)	Director and Chairman	55	November 24, 2003
Christina Cepeliauskas	Chief Financial Officer	53	September 18, 2008
Kim Casswell	Corporate Secretary	60	November 13, 2015

(1)	Member of Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of Corporate Governance Committee

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

Larry Okada (Director)

Larry Okada is a CPA, CA professional accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte's, his own firm, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V. Larry currently sits on a committee with the Institute of Chartered Accountants of British Columbia. As an independent director, Mr. Okada's extensive experience in accounting, finance, and corporate governance will further strengthen the Company's Board of Directors in these key areas.

Christina Cepeliauskas (Chief Financial Officer)

Ms. Cepeliauskas is a CPA, CGA professional accountant with more than 20 years of financial accounting and treasury experience in the mineral exploration and mining industry. She also has her ICD.D designation from the Institute of Corporate Directors. She is currently the Chief Financial Officer of Eurasian Minerals Inc. and Reservoir Capital Corp. and was formerly a Director and Chairperson of the Audit Committee of Revelo Resources Corp. Ms. Cepeliauskas also holds the volunteer position of Chair of the Governance Committee of Fraserside Community Services Society, an organization committed to helping people overcome challenges.

Kim Casswell (Corporate Secretary)

Ms. Casswell has been the Corporate Secretary of several public companies listed on the TSX Venture Exchange and the Toronto Stock Exchange since 1994 and has been providing independent corporate secretary services since 1995. Ms. Casswell has played an important role in the growth of these companies and is familiar with regulations governing public companies in several jurisdictions. In addition to Eurasian Minerals Inc., Ms. Casswell is currently Corporate Secretary of Reservoir Capital Corp., Atico Mining Corporation, Legend Gold Corp., Lara Exploration Ltd., and Revelo Resources Corp.

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

6.B. Compensation

Compensation Discussion and Analysis

This section includes disclosure of the Corporation’s 2016 compensation discussion and analysis and a sub-section, “Significant Changes to Compensation Policies for 2017”, which outlines the recommendations of Lane Caputo Compensation Inc. (“Lane Caputo”), an independent compensation advisor engaged by the Corporation to review its compensation arrangements with senior management and Directors and to recommend any changes needed to align the Corporation’s compensation components and strategy with both current market practices and the Corporation’s business strategy. That sub-section also details the Corporation’s proposed changes to its compensation policies in response to the advisor’s recommendations.

The Compensation Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees and consultants pursuant to the Corporation’s Stock Option Plan (the “Option Plan”) and issuances of Common Shares to directors and officers pursuant to the Corporation’s Incentive Stock Grant Program (the “Stock Grant Program”). Both the Option Plan and the Stock Grant Program assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Corporation’s NEOs.

The Compensation Committee consists of Brian Bayley (Chairman), Brian Levet, and Larry Okada, all of whom are independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Committee has skills and direct experience relevant to his responsibilities as a member of the Committee as follows:

Brian Bayley: Mr. Bayley is experienced in the areas of natural resource and real estate lending, corporate restructuring and management and administration of public companies. He is the President of Earlston Management Corp. (formerly called Ionic Management Cop.), a private management company providing services to public and private companies. Mr. Bayley has held active senior management positions in both private and public natural resource companies and has over 30 years of public issuer experience as both a director and an officer.

Brian Levet: Mr. Levet has over 35 years of diversified executive and management experience in mineral exploration, project start-up and mine development and operation. He spent over 27 years with Newmont Mining Company, most recently as the Group Executive for Worldwide Exploration, from which he retired in 2011.

Larry Okada: Mr. Okada is a Chartered Professional Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte LLP, his own firm, Okada & Partners, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V. Mr. Okada has extensive experience in accounting, finance, and corporate governance.

Philosophy and Objectives

The philosophy used by the Compensation Committee and the Board in determining compensation is that the compensation should:

(i)	assist the Corporation in attracting and retaining high caliber executives;

(ii)	align the interests of executives with those of the Shareholders;

(iii)	reflect the executive’s performance, expertise, responsibilities and length of service to the Corporation; and

(iv)	reflect the Corporation’s current state of development, performance and financial status.

As part of Lane Caputo’s review of the Corporation’s executive remuneration, the Corporation and Compensation Committee determined that the successful execution of the Corporation’s business plan requires “above average” management talent and experience. As outlined below under “Compensation Philosophy”, this determination has resulted in the Corporation targeting salary for its senior management at the 75th percentile of the peer group.

Risk Assessment

Under the direction of the Board, the Compensation Committee evaluates the potential risks associated with Corporation’s compensation policies and practices. The Committee has not identified any risks arising from the Corporation’s compensation policies and practices which would have a material adverse effect on the Corporation.

As outlined above in “Philosophy and Objectives” above, the Compensation Committee evaluates and recommends to the Board compensation strategies which align each NEO’s goals and values with those of the Shareholders and other stakeholders to ensure the Corporation’s long term goals are met without exposing the Corporation to unnecessary risk. The Compensation Committee considers a mix of base salary, short term incentives and long term incentives to attract high caliber executives sufficient to encourage behaviour that leads to creation of long term value while limiting incentives that might promote inappropriate risk-taking.

As part of the annual review of the compensation packages of the Corporation’s NEOs, the Compensation Committee identifies and if necessary changes strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees; competitive salaries within the context of peer companies, short term incentives linked to specific goals as discussed below and long term incentives (stock options and RSU’s) which link executive pay to real value creation and long term share appreciation.

Compensation Hedging

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Components

The compensation of the Corporation’s NEOs is comprised primarily of (i) base salary, (ii) annual short-term incentives in the form of cash bonuses and stock grants under the Stock Grant Program, (iii) long-term incentives in the form of stock grants under the Stock Grant Program and stock options granted under the Option Plan, and (iv) benefits related to health and pension plans, such as United States 401(k) plans.

To be competitive with industry rates, the Corporation may provide additional compensation from time to time in the form of stock grants. The Compensation Committee believes that annual and long term stock grant awards align the interests of the NEOs with the interests of Shareholders by linking a component of compensation to the longer term performance of the Common Shares.

No formulas have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee considers the Corporation’s performance and, based on its assessment, recommends appropriate compensation levels to the Board. In establishing levels of cash and equity-based compensation, the Compensation Committee considers the executive’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industries as well the financial and other resources of the Corporation.

In determining the amounts payable under the various compensation components, the Corporation also retains, from time to time, a compensation consultant. In March 2015, the Compensation Committee retained McDowall Associates Human Resource Consultants Ltd. (“McDowall”), a North American external compensation consultant headquartered in Toronto, Ontario, to provide an independent review of the compensation paid by the Corporation to its CEO and CFO.

McDowall benchmarked the Corporation’s compensation arrangements against a peer group of companies that included a mix of royalty companies and exploration companies with assets greater than $30 million and less than $450 million to reflect the Corporation’s current business operations. McDowall used total assets as the primary determinate of company size because it is more stable over time than either revenue or market capitalization. The peer group of companies consisted of:

Almaden Minerals Limited	Altius Minerals Corporation
Callinan Royalties Corporation	Gold Standard Ventures Corporation
Midway Gold Corporation	Mirasol Resources Limited
Osisko Gold Royalties Limited	Pilot Gold Inc.
Panoro Minerals Limited	Sandstorm Gold Limited
Seabridge Metals Limited	Strategic Metals Limited

In addition to the peer group analysis, McDowall compared the compensation of the Corporation’s CEO and CFO against a broad group of 90 mining companies and 12 large mining companies. With respect to the broad group of 90 mining companies, direct comparisons were made to CEOs and CFOs, while for the 12 large mining companies, comparisons were made to an executive one or two levels below the CEOs of the large mining companies.

McDowall compared base salary, total cash (base salary + bonuses) and total direct compensation (total cash + long term incentives). In making this comparison, McDowall used an average of the peer group companies and the broad group of 90 mining companies to establish a benchmark for comparison (“Benchmark Companies”).

McDowall concluded that the cash base salary of the Corporation’s CEO is higher than the Benchmark Companies average and below the large mining group. With respect to total cash and total direct compensation, it concluded that the Corporation’s CEO is comparable to the average paid by the Benchmark Companies and substantially below the large mining group. It should be noted that the CEO’s cash salary is paid in United States dollars but converted to Canadian dollars for reporting purposes. The Canadian equivalent was used in the comparison to the Benchmark Companies. The higher base salary of the CEO to the Benchmark Companies is partly attributable to the decline in the Canadian dollar against the United States dollar in 2014.

McDowall concluded that the base salary, total cash, and total direct compensation for the Corporation’s CFO was below the compensation paid to CFOs by Benchmark Companies and substantially below the larger mining group of companies.

In the Corporation’s last two financial years, McDowall has not provided any other services to the Corporation or its affiliates.

An independent external compensation consultant was not engaged to provide a review of the compensation paid to the CEO and CFO of the Corporation during the Corporation’s 2016 financial year primarily because of market conditions and the Corporation did not plan to increase such compensation.

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Corporation in assessing compensation levels. The other companies of which they are currently a director are identified under the heading “Corporate Governance Practices – Other Directorships” of this Circular. The purpose of this process is to:

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

Base Salary

The Compensation Committee recommends, and the Board establishes, each NEO’s salary. The base salary review for each NEO is based on assessment of factors such as

•	current competitive market conditions,

•	compensation levels within the peer group and

•	particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally and externally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of the Corporation’s CEO and CFO (it does not have any other NEOs). The Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

The Corporation did not increase the base salaries of the CEO and CFO for 2016.

Annual Short-Term Incentives

Annual short-term incentives are made by way of cash bonuses and the issuance of stock grants based, in part, on the Corporation’s success in reaching its annual objectives and, in part, on individual performance and extraordinary effort and achievement. Also, the Corporation may utilize cash bonuses to encourage retention of its staff during periods of increased industry competition for its executive officers and other employees.

The Compensation Committee reviews corporate performance objectives during the year to determine its recommendations to the Board of annual short-term incentives. During the last financial year, the principal performance factors and objectives included:

•	Exploration success;
•	Acquisition of new properties;
•	Sale and joint venture of properties;
•	Royalty creations and acquisitions;
•	Capital management;
•	Successful management of the Corporation’s environmental, community, and safety objectives;
•	Increasing investor interest in the Corporation;
•	Increasing the Corporation’s market capitalization; and
•	Management of human resources.

The success of the NEOs’ contributions to the Corporation in reaching its overall goals is a factor in the determination of their annual incentive. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual incentives for the NEOs.

Although a number of the corporate performance objectives were achieved, the Corporation did not grant any annual short-term incentives by way of cash or stock grants to NEOs for its last financial year.

Long-Term Incentives

Long term compensation is paid in the form of grants of stock options under the Option Plan and the issuance of Common Shares under the Stock Grant Program.

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

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan. Stock options already held by NEOs are considered when granting new options to them.

On October 18, 2016, options were granted to NEOs of the Corporation. See Summary Compensation Table below for details.

Stock grants for 2016 performance have yet to be determined.

Significant Changes to Compensation Policies for 2017

In November 2016, the Compensation Committee retained Lane Caputo to review and make recommendations regarding the Corporation’s executive compensation policies and practices. The report containing Lane Caputo’s recommendations (the “Lane Caputo Report”) will be used by the Compensation Committee to guide and assist it in 2017 in establishing short and long term equity incentive programs (“STIP” and “LTIP”) and compensation levels. To facilitate these programs, the Board has adopted, subject to approval of disinterested Shareholders at the Corporation’s Annual General Meeting to be held on May 17, 2017, a Restricted Share Unit (“RSU”) plan. If the plan is approved by disinterested Shareholders, it is the Board’s intention to terminate the Stock Grant Program.

The key components of the Lane Caputo Report are as follows:

Peer Group

Standard compensation methodology involves benchmarking compensation practices against a group of peer companies of similar size with relevant operations in the same regional geography; the resulting peer group then represents a realistic “market” against which to define the Company’s compensation strategy.

As the availability of cash flow tends to determine pay mix to a certain extent, matching the development stages of peer companies is particularly important. Whereas exploration-stage companies tend to rely more heavily on equity-based compensation in order to focus the majority of available cash on exploration activities, companies that have achieved a sustainable level of commercial production, and have associated predictable cash flow levels, gradually reduce their reliance on equity-based compensation in favor of cash compensation.

Geographical similarity of peer companies allows for a more accurate benchmarking of the skillsets required to manage international versus domestic operations and reflects the additional time commitment often associated with international operations. The inclusion of internationally-focused companies can have an influence on pay practices due to the risk/reward profile of international operations and the market for executives with international operating experience.

The magnitude of executive compensation is closely correlated to the size of organization the executive oversees; as such, compensation levels are compared to companies that would be considered of relevant size to Eurasian.

Lane Caputo developed a peer group of mining companies based on the parameters mentioned above against which they benchmarked the compensation competitiveness of Eurasian’s executive team members and non-executive directors. In order to reflect Eurasian’s unique business model, consideration was limited to companies that have an element of royalty income or project generation as part of their business strategy. The 19 companies in the peer group developed for the review are:

Abitibi Royalties Inc.	Marathon Gold Corp.	Riverside Resources Inc.
Almaden Minerals Ltd.	Millrock Resources Inc.	Sabina Gold & Silver Corp.
Altius Minerals Corp.	Mirasol Resources Ltd.	Sandstorm Gold Ltd.
ATAC Resources Ltd.	NexGen Energy Ltd.	Solitario Exploration & Royalty Corp.
AuRico Metals Inc.	NGEx Resources Inc.	Strategic Metals Ltd.
Balmoral Resources Ltd.	Orex Minerals Inc.	Treasury Metals Inc.
Corvus Gold Inc.

Compensation Philosophy

Eurasian’s compensation philosophy is based on the fundamental principles that the Company’s compensation program should assist the Company in attracting and retaining high caliber executives, align the interests of executives with those of the shareholders, reflect the executive’s performance, expertise, responsibilities and length of service to the Company and reflect the Company’s current state of development, performance and financial status. Given the skillsets required to execute the any’s complex business strategy, the proposed positioning for each element of compensation under such a philosophy is as follows:

Salary: is based on relevant marketplace information, experience, past performance and level of responsibility. For a fully-qualified incumbent in a given position, Eurasian will target salary at the 75th percentile of the peer group to reflect the complexity of the multiple aspects of the Corporation’s business strategy. The Corporation may pay above or below this target to reflect each incumbent’s relative experience or performance versus the market, or to reflect competitive market pressures for a given skill set.

Short-Term Incentives: awards are based on the performance of the executive against predetermined individual performance objectives and the performance of the Company against predetermined annual corporate performance objectives. Target incentive levels (as a percentage of salary) are established to maintain total cash compensation (salary + bonus) at the 75th percentile of the market when performance is at target levels. Incentive opportunity will have sufficient leverage that total cash compensation (salary + bonus) can achieve top quartile levels of cash compensation when performance warrants. In an effort to manage cash flow and/or provide executives with more exposure to the company’s stock, Eurasian may consider paying annual incentives in Restricted Share Units, rather than cash.

As with any compensation plan, the Compensation Committee or the Board as a whole should always have discretion to reward above, or below, plan parameters when an individual or team has made an exceptional contribution to the performance of the Company, or conversely, if the financial performance of the company is above targeted levels for external market or economic conditions despite poor operational performance of the management team.

Long-Term Incentives: are a particularly important component of compensation in the mining industry, as executives and employees need to be aligned with the risk/reward profile of shareholders through participation in share price appreciation. The number of stock options and other equity-based incentives granted annually to each position is targeted at median levels in the peer group and should be sufficient that, when combined with each position’s other elements of compensation, will allow total direct compensation to achieve upper quartile positioning for superior share price performance.

Based on the Lane Caputo Report, the Compensation Committee intends to establish the following compensation components for its 2017 financial year:

Base Salary

Salary for the Corporation’s NEOs will be dependent upon the final structure of both the STIP and LTIP, as agreed to between the NEOs and other executive officers and the Compensation Committee. In conjunction with the compensation review and the establishment of the STIP and LTIP programs, David M. Cole, CEO, has agreed to decrease his annual cash salary from US$ 400,000 to US$ 325,000, to further align his interests with the overall success of the Corporation.

Annual/Short Term Incentives

A structured incentive program based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Corporation and that are closely aligned with the Corporation’s business strategy will be established. The Compensation Committee and the NEOs and other executive officers will develop meaningful, yet attainable, targets for the following key performance indicators, which will be measured over a one year period:

•	Capital spent by third party partners
•	Cash management
•	Corporate Social Responsibility measures (both internal and 3rd party partner programs)
•	New projects staked/acquired
•	New exploration and option agreements

Long-term Incentives

The Corporation intends to adopt, subject to shareholder and regulatory approval, a RSU Plan with the following guidelines:

•	Performance measured over a three year period, with the entire award vesting at the end of the performance period (known as “cliff-vesting”) to generate sufficient long-term incentive.

•	Half of each award under the Plan will be subject to performance against an absolute cash flow per share metric or similar, tied directly to the Corporation’s strategic plan.

•	Half of each award under the Plan will be subject to total shareholder return performance relative to the S&P/TSX Global Gold Index.

The Committee and the NEOs and other executive officers are currently discussing appropriate performance targets and mechanics of the RSU Plan so as to achieve the Corporation’s incentive and remuneration goals.

Cash Compensation

Summary Compensation Table

	Annual Compensation				Long-Term
					Compensation

					Awards	Payouts

				Other	Securities	Restricted
				Annual	Under	Shares or	LTIP	All Other
Name and Principal		Salary		Compensation	Options/SAR	Restricted	Payouts	Comp.
Position	Year	$	Bonus	$	s Granted	Share Units(1)	$	$

	2016	529,738	Nil	14,046(2)	150,000	Nil	Nil	Nil
David M. Cole,	2015	516,280	Nil	13,549(2)	150,000	Nil	Nil	Nil
President & CEO	2014	464,040	Nil	12,065(2)	150,000	101,334	Nil	Nil

	2016	79,228	Nil	Nil	75,000	Nil	Nil	Nil
Michael D. Winn(3),	2015	76,692	Nil	Nil	75,000	Nil	Nil	Nil
Chairman & Director	2014	60,000	Nil	Nil	75,000	12,167	Nil	Nil

	2016	86,250	Nil	Nil	55,000	Nil	Nil	Nil
Christina Cepeliauskas(4),	2015	86,250	Nil	Nil	55,000	Nil	Nil	Nil
CFO	2014	86,250	Nil	Nil	55,000	15,000	Nil	Nil

	2016	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Brian E. Bayley,	2015	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Director	2014	24,000	Nil	Nil	50,000	Nil	Nil	Nil

	2016	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Brian K. Levet	2015	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Director	2014	24,000	Nil	Nil	50,000	Nil	Nil	Nil

	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A
George K.C. Lim(7)	2015	9,000	Nil	Nil	Nil	Nil	Nil	Nil
Director	2014	24,000	Nil	Nil	50,000	Nil	Nil	Nil

	2016	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Larry Okada(5),	2015	24,000	Nil	Nil	50,000	Nil	Nil	Nil
Director	2014	24,000	Nil	Nil	50,000	Nil	Nil	Nil

	2016	29,800	Nil	Nil	30,000	Nil	Nil	Nil
Kim Casswell(4)(6),	2015	3,150	Nil	Nil	Nil	Nil	Nil	Nil
Corporate Secretary	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Common Shares issued as discretionary bonuses. The stock grants are issued in three tranches over a period of two years.
(2)	For officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.
(3)	Mr. Winn became Chairman of the Company in May 2012.
(4)	Pursuant to a Management Services Agreement between the Company and Seabord Services Corp. (“Seabord”), Ms. Cepeliauskas’ and Ms. Casswell’s remuneration is paid by Seabord.
(5)	Mr. Okada became a director in June 2013.
(6)	Ms. Casswell was appointed Corporate Secretary on November 13, 2015.
(7)	Mr. Lim resigned as a Director on May 13, 2015.

Table No. 7
Stock Option Grants in Fiscal 2016 Ended 12/31/2016

Name	Number Of Options Granted	% of Total Options Granted	Exercise Price Per Share	Grant Date (mm/dd/yyyy)	Expiration Date (mm/dd/yyyy)	Mkt. Value of Securities Underlying Options on Date of Grant
David M. Cole	150,000	11.74%	$1.30	10/18/2016	10/18/2021	$1.30
Michael D. Winn	75,000	5.87%	1.30	10/18/2016	10/18/2021	$1.30
Christina Cepeliauskas	55,000	4.31%	1.30	10/18/2016	10/18/2021	$1.30
Brian E. Bayley	50,000	3.91%	1.30	10/18/2016	10/18/2021	$1.30
Brian K. Levet	50,000	3.91%	1.30	10/18/2016	10/18/2021	$1.30
Larry Okada	50,000	3.91%	1.30	10/18/2016	10/18/2021	$1.30
Kim Casswell(1)	30,000	2.86%	1.30	10/18/2016	10/18/2021	$1.30

Table No. 8
Aggregated Stock Options Exercises in Fiscal 2016
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

	Number of		Number of Unexercised	Value of Unexercised
	Shares	Aggregate	Options	In-the-Money Options
	Acquired	Value	at Fiscal Year-End	At Fiscal Year-End
Name	on Exercise	Realized(1)	Exercisable/Unexercisable	Exercisable/Unexercisable(2)

			80,000/0 @ $1.94	$0
			150,000/0 @ $1.20
David M. Cole	Nil	Nil		$19,500
			150,000/0 @ $0.66	$100,500
			150,000/0 @ $1.30	$4,500

			50,000/0 @ $1.94	$0
			75,000/0 @ $1.20
Michael D. Winn	Nil	Nil		9,750
			75,000/0 @ $0.66	$50,250
			75,000/0 @ $1.30	$6,500

			50,000/0 @ $1.94
			55,000/0 @ $1.20	$0
Christina Cepeliauskas	Nil	Nil	55,000/0 @ $0.66	$7,150
			55,000/0 @ $1.30	$36,850$1,650

			50,000/0 @ $1.94	$0
			50,000/0 @ $1.20
Brian E. Bayley	Nil	Nil		$6,500
			50,000/0 @ $0.66	$33,500
			50,000/0 @ $1.30	$1,500

			50,000/0 @ $1.94	$0
Brian K. Levet	Nil	Nil	50,000/0 @ $1.20	$6,500
			50,000/0 @ $0.66	$33,500
			50,000/0 @ $1.30	1,500

			50,000/0 @ $1.20	$6,500
Larry Okada	Nil	Nil	50,000/0 @ $0.66	$33,500
			50,000/0 @ $1.30	1,500
			5,000/0 @ $2.44	$0
Kim Casswell	5,000	$5,450	5,000/0 @ $1.20	650
			30,000 @ $1.30	$900

(1)	Calculated using the closing market price of the common shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of shares acquired.
(2)	The closing price of the Company’s common shares on the TSX-V on December 31, 2016 was $1.33.

Director Compensation.

The fees payable to the independent directors of the Company are for their services as directors and as members of committees of the Board as follows:

Board or	Annual Retainer	Meeting Stipend	Per diem fees
Committee Name	($)	($)	($)
Board of Directors	24,000	Nil	Nil

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

Change of Control Remuneration.

Chief Executive Officer

The Company is a party to an employment agreement with David M. Cole, President and CEO of the Company, effective October 1, 2010. Under the agreement, Mr. Cole receives US$ 400,000 per year (which amount will, if Shareholders approve the restricted share unit plan described under “Compensation Discussion and Analysis” be reduced to US$ 325,000 per year). The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 12 months of salary and benefits (which , based on the recommendations of Lane Caputo as previously described under “Compensation Discussion and Analysis” may be increased to 24 months of salary and benefits concurrent with the reduction of Mr. Cole’s salary). Mr. Cole may terminate the agreement for any reason upon two months’ notice to the Company during which time he will continue to receive his usual remuneration and benefits.

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

For the purposes of this section, the following terms have the following meanings:

"Change of control” means an event occurring after the effective date of this agreement pursuant to which:

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

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3. Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Brian Bayley, Brian Levet and Larry Okada (Chairman). The Audit Committee met four times during Fiscal year 2016.

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

6.D. Employees/ Consultants

As of December 31, 2016, Eurasian had 39 employees and consultants working at various locations throughout the world.

As of March 27, 2017, the Chief Financial Officer, Corporate Secretary, Controller, Payroll & Benefits Administrator and Accounts Payable are all based in Vancouver, Canada. The President & CEO, Chief Legal Officer, Chief Geologist, General Manager of Exploration, Investor Relations Director, Manager of Project Marketing, two geologists and a senior administrative assistant are all based in the Company’s office in Littleton, Colorado through the Company’s wholly-owned subsidiary, EMX USA. There are eight employees located in Arizona including seven geologists and one office manager. The Company has one consultant in Haiti, one consultant in Australia, 2 consultants in Turkey and 3 consultants in Scandinavia.

See Item 6 – Directors, Senior Management & Employees for a description of their job responsibilities.

6.E. Share Ownership

Table No. 9 lists, as of March 27, 2017, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of Common Shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of	Percent of Class
		Beneficial Ownership

Common	David M. Cole (1)	2,066,451	2.78%
Common	Michael D. Winn (2)	1,093,908	1.47%
Common	Christina Cepeliauskas (3)	359,000	0.48%
Common	Brian E. Bayley (4)	386,375	0.52%
Options	Brian K. Levet (5)	200,000	0.26%
Options	Larry Okada (6)	150,000	0.20%
Options	Kim Casswell (7)	40,000	0.05%
Common	Paul H. Stephens (8)	13,199,492	17.80%

(1)	Of these shares, 530,000 are represented by currently exercisable share purchase options.
(2)	Of these shares, 275,000 are represented by currently exercisable share purchase options.
(3)	Of these shares, 215,000 are represented by currently exercisable share purchase options.
(4)	Of these shares, 200,000 are represented by currently exercisable share purchase options.
(5)	Of these shares, 200,000 are represented by currently exercisable share purchase options.
(6)	Of these shares, 150,000 are represented by currently exercisable share purchase options.
(7)	Of these shares, 40,000 are represented by currently exercisable share purchase options.
(8)	Of these shares, nil are represented by currently exercisable share purchase options.

Based on 74,164,710 shares outstanding as of March 27, 2017.

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

Table No. 10
Stock Options Outstanding

	Number of
	Shares of
	Common	Exercise	Grant	Expiration
Name	Stock	Price	Date	Date

Officers/Directors:

	150,000	$1.30	10/18/2016	10/18/2021
	150,000	$0.66	06/08/2015	06/08/2020
David M. Cole	150,000	$1.20	04/25/2014	04/25/2019
	80,000	$1.94	08/22/2012	08/22/2017

	75,000	$1.30	10/18/2016	10/18/2021
	75,000	$0.66	06/08/2015	06/08/2020
Michael D. Winn	75,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017

	55,000	$1.30	10/18/2016	10/18/2021
	55,000	$0.66	06/08/2015	06/08/2020
Christina Cepeliauskas	55,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017

	50,000	$1.30	10/18/2016	10/18/2021
	50,000	$0.66	06/08/2015	06/08/2020
Brian E. Bayley	50,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017

	50,000	$1.30	10/18/2016	10/18/2021
	50,000	$0.66	06/08/2015	06/08/2020
Brian K. Levet	50,000	$1.20	04/25/2014	04/25/2019
	50,000	$1.94	08/22/2012	08/22/2017

	50,000	$1.30	10/18/2016	10/18/2021
Larry Okada	50,000	$0.66	06/08/2015	06/08/2020
	50,000	$1.20	04/25/2014	04/25/2019

	30,000	$1.30	10/18/2016	10/18/2021
Kim Casswell	5,000	$1.20	04/25/2014	04/25/2019
	5,000	$2.44	10/16/2012	10/16/2017

	814,500	$1.30	10/18/2016	10/18/2021
	752,500	$0.66	06/08/2015	06/08/2020
	60,000	$0.87	12/22/2014	12/22/2019
	17,500	$0.88	06/26/2014	06/26/2019
Consultants/Employees	822,500	$1.20	04/25/2014	04/25/2019
	55,000	$2.44	10/16/2012	10/16/2017
	571,500	$1.94	08/22/2012	08/22/2017
	50,000	$1.96	07/05/2012	07/5/2017

Total for all Officers and Directors	1,655,000
Total for all Employees and Consultants	3,143,500
Total for all Officers, Directors, Employees and Consultants	4,798,500

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company is aware of one person who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of March 27, 2017, persons and/or companies holding 5% or more beneficial interest in the Common Shares.

5% or Greater Shareholders
		Amount and Nature of
Title of Class	Name of Owner	Beneficial Ownership	Percent of Class
Common	Paul H. Stephens	13,199,492	17.80%

Based on 74,164,710 shares outstanding as of March 27, 2017.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On March 27, 2017, the Company’s shareholders’ list showed 74,164,710 common shares outstanding and 299 registered shareholders. The Company has researched the indirect holdings by depository institutions and other financial institutions estimates that there are 17 “holders of record" resident in Canada representing 35,925,593 Common Shares, 248 “holders of record" resident in the USA representing 37,832,265 Common Shares, and 34 “holders of record” resident internationally representing 406,852 Common Shares.

The Company is a foreign private issuer for its current fiscal year. As of the last business day of the Company’s second fiscal quarter, the majority of the Company’s executive officers and directors were not US citizens or residents, the majority of the Company’s assets are not in the United States, and the Company is administered principally in Canada. The Company’s major shareholders in common shares have the same voting rights as other holders of common shares. The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the Company which may result in a change of control of the Company.

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

7.A.4. Change of Control of Company Arrangements.

--- No Disclosure Necessary ---

7.B. Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
Management	$803,033	$215,933	$1,018,966
Outside directors *	151,228	167,534	318,762
Seabord Services Corp.	357,600	-	357,600
Total	$1,311,861	$383,467	$1,695,328

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
Management	$1,067,210	$108,637	$1,175,847
Outside directors *	158,257	79,898	238,155
Seabord Services Corp.	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
Management	$882,536	$303,491	$1,186,027
Outside directors *	168,496	183,513	352,009
Seabord Services Corp.	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,836

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

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

Included in accounts payable and accrued liabilities is $5,913 (2015 - $3,467; 2014 - $8,064) owed to key management personnel and $17,559 (2015 – $24,329; 2014 - $29,612) to other related parties for fees and services.

Other than as disclosed above, there have been no transactions since 12/31/2016, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

7.C. Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are located . immediately following the text of this Annual ReporThe audit reports of Davidson and Company, LLP, Independent Registered Public Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal Year 2016, 2015 and 2014 Ended December 31.

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material active or pending, legal proceedings; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

8.A.8. Dividends.

The Company has not declared or paid any dividends on our Common Shares. Our current business plan requires that for the foreseeable future, any future earnings be reinvested to finance the growth and development of our business. We do not intend to pay cash dividends on the Common Shares in the foreseeable future. We will not declare or pay any dividends until such time as our cash flow exceeds our capital requirements and will depend upon, among other things, conditions then existing including earnings, financial condition, restrictions in financing arrangements, business opportunities and conditions and other factors, or our Board determines that our shareholders could make better use of the cash.

8.B. Significant Changes

There have been no significant changes to the Company’s financial condition since the end of the fiscal year.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Common Shares began trading on the TSX-V on November 23, 2003 and the Common Shares began trading on the NYSE MKT on January 30, 2012.

Table No. 13 lists the high and low sales prices on the TSX-V and NYSE MKT for: each of the last six months; for the two most recent full financial years and subsequent period, each full financial quarter; and the last five fiscal years.

Table No. 13
TSX Venture Exchange Common Shares Trading Activity
- Sales -

		NYSE MKT		TSX-V
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
Prior fiscal years
Year ended	December 31, 2016	$1.40	$0.35	$1.84	$0.50
Year ended	December 31, 2015	$0.81	$0.35	$0.97	$0.48
Year ended	December 31, 2014	$1.23	$0.63	$1.93	$0.90
Year ended	December 31, 2013	$2.20	$0.78	$2.15	$0.86
Year ended	December 31, 2012	$2.88	$1.61	$2.75	$1.66

Prior Quarters
Period ended	March 27, 2017	$1.17	$0.98	$1.52	$1.31
Quarter ended	Q4 - December 31, 2016	$1.20	$0.85	$1.50	$1.15
Quarter ended	Q3 - September 30, 2016	$1.40	$0.62	$1.84	$0.86
Quarter ended	Q2 - June 30, 2016	$1.03	$0.57	$1.34	$0.77
Quarter ended	Q1 - March 31, 2016	$0.65	$0.35	$0.85	$0.50
Quarter ended	Q4 - December 31, 2015	$0.57	$0.35	$0.75	$0.54

Last 6 months
Month ended	February 28, 2017	$1.24	$0.95	$1.60	$1.30
Month ended	January 31, 2017	$1.16	$1.00	$1.52	$1.32
Month ended	December 31, 2016	$1.05	$0.92	$1.42	$1.30
Month ended	November 30, 2016	$1.00	$0.95	$1.31	$1.26
Month ended	October 31, 2016	$0.99	$0.91	$1.30	$1.21
Month ended	September 30, 2016	$1.11	$1.07	$1.50	$1.38

The closing price of the Common Shares as reported by the TSX-V on March 27, 2017 was CDN$1.36. The closing price of the Common Shares as reported by the NYSE MKT on March 27, 2017 was US$0.99.

9.B. Stock Exchanges Identified

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

10.C. Material Contracts

Pursuant to a management service agreement dated February 13, 2014 as amended December 1, 2015 between the Company and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation pays $29,800 per month to Seabord in consideration of Seabord providing the services of the CFO and Corporate Secretary and office, reception, secretarial, accounting and corporate records services to the Company. The Chief Financial Officer and Corporate

Secretary are employees of Seabord and are not paid directly by the Company.

Seabord is a private company wholly-owned by Michael D. Winn, the Chairman and director of the Company.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign Company, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was a passive foreign investment company as at December 31, 2016.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

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

Eurasian currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2016 and expects to be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of Eurasian as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Eurasian concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Eurasian.

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

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $48,000.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act) as of December 31, 2016. The CEO and CFO concluded that the disclosure controls and procedures as of December 31, 2016, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2016.

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

As a non-accelerated filer, the Company is not required to provide the registered public accounting firm’s attestation report on management’s assessment of the Company’s internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that Messrs. Levet, Bayley and Okada qualify as audit committee financial experts (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act), are financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE MKT Company Guide), and are independent (as determined under U.S. Exchange Act Rule 10A-3 and Section 803A of the NYSE MKT Company Guide).

ITEM 16B. CODE OF ETHICS

The Board of Directors of the Company has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems. To facilitate meeting this responsibility, the Board of Directors seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has:

•

adopted a written Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and onsultants and a written Code of Business Conduct and Ethics for its CEO and Senior Financial Officers.

•	established a whistleblower policy which details complaint procedures for financial concerns.

Copies of the Code are available without charge to any person upon request from the Company’s CFO at http://www.eurasianminerals.com or at Eurasian’s headquarters at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2016	$130,000	14,000	0	450
December 31, 2015	$170,500	23,750	0	0

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

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

The financial statements and found immediately following the text of this Annual Report. The audit report of Davidson and Company LLP, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Statements of Financial Position at December 31, 2016, 2015 and 2014.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015 and 2014.
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014.
Consolidated Statements of Shareholders Equity for the years ended December 31, 2016, 2015 and 2014.
Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

1.	Articles of Eurasian Minerals Inc. – (incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 16, 2014).

2.	Services Agreement between the Company and Seabord Services Corp., dated December 1, 2015.

3.	List of Subsidiaries:
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

Bronco Creek Exploration Inc.
Incorporated June 12, 2002
Owned 100% by Eurasian Minerals Inc.
1815 E. Winsett Street
Tucson, AZ 85719-6547
United States of America
Phone:	520-624-4153
Fax:	520-624-4192

4.	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)

5.	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)

6.	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350

7.	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

8.	Consent of Eric Jensen

9.	Consent of Dean Turner

10.	Consent of Phil Newell

11.	Consent of Davidson & Company, LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EURASIAN MINERALS INC.

/s/ Christina Cepeliauskas

Chief Financial Officer
DATED: March 27, 2017

EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as of December 31, 2016 and 2015, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2016, 2015, and 2014 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 29, 2017

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	December 31, 2016	December 31, 2015

Current
Cash and cash equivalents	$3,199,686	$5,634,601
Investments (Note 3)	262,756	235,106
Receivables (Note 4)	3,430,006	686,465
Prepaid expenses	28,496	32,344
Total current assets	6,920,944	6,588,516

Non-current
Restricted cash (Note 5)	359,172	269,770
Receivables (Note 4)	1,412,727	-
Property and equipment (Note 6)	471,704	614,460
Convertible notes receivable (Note 7)	-	1,026,458
Investment in associated companies (Note 8)	4,992,823	3,333,491
Strategic investments (Note 3)	212,798	193,810
Exploration and evaluation assets (Note 9)	2,145,000	2,381,540
Royalty interest (Note 10)	25,831,152	28,798,980
Reclamation bonds (Note 11)	639,427	810,734
Goodwill (Note 12)	4,753,324	6,501,886
Other assets	104,484	104,484
Total non-current assets	40,922,611	44,035,613

TOTAL ASSETS	$47,843,555	$50,624,129

LIABILITIES

Current
Accounts payable and accrued liabilities	$577,265	$663,582
Advances from joint venture partners (Note 13)	341,361	137,825
Total current liabilities	918,626	801,407

Non-current
Deferred income tax liability (Note 14)	4,753,324	6,501,886

TOTAL LIABILITIES	5,671,950	7,303,293

SHAREHOLDERS' EQUITY
Capital stock (Note 15)	117,504,585	117,000,052
Commitment to issue shares	-	139,138
Reserves	21,656,380	20,487,524
Deficit	(96,989,360)	(94,305,878)
TOTAL SHAREHOLDERS' EQUITY	42,171,605	43,320,836

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,843,555	$50,624,129

Nature of operations and going concern (Note 1)
Events after the reporting date (Note 20)

Approved on behalf of the Board of Directors on March 27, 2017

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Year ended December	Year ended December	Year ended December
	31, 2016	31, 2015	31, 2014

ROYALTY INCOME (Note 10)	$2,227,322	$1,609,553	$2,247,334
Cost of sales
Gold tax	(111,366)	(80,478)	(110,653)
Depletion (Note 10)	(2,163,221)	(1,716,848)	(1,334,845)
Net royalty (loss) income	(47,265)	(187,773)	801,836

EXPLORATION EXPENDITURES (Note 9)	6,415,533	5,948,802	7,901,004
Less: recoveries	(1,415,574)	(1,584,127)	(2,878,346)
Net exploration expenditures	4,999,959	4,364,675	5,022,658

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	721,645	900,453	926,095
Depreciation (Note 6)	114,489	116,119	139,806
Investor relations and shareholder information	274,966	218,731	292,017
Professional fees	510,533	574,067	457,963
Salaries and consultants (Note 16)	894,166	961,108	1,257,086
Share-based payments (Note 15 and 16)	467,939	470,116	1,030,411
Transfer agent and filing fees	165,040	107,566	100,512
Travel	71,561	187,374	256,907
Total general and administrative expenses	3,220,339	3,535,534	4,460,797

Loss from operations	(8,267,563)	(8,087,982)	(8,681,619)

Change in fair value of fair value throught profit or loss investments	258,702	(427,022)	(254,637)
Permanent loss recorded in the fair value of available for sale investments (Note 3)	(697,675)	-	-
Gain (loss) on acquisition and sale of exploration and evaluation assets (Note 9)	6,834,999	5,393,305	(154,533)
Equity loss in associated companies (Note 8)	(1,295,568)	(1,062,146)	(1,086,649)
Dilution gain in associated companies (Note 8)	982,634	-	-
Foreign exchange gain (loss)	(159,862)	1,220,085	(335,208)
Realized loss on sale of investments	(287,204)	(58,360)	(19,049)
Interest income and other (Note 7 and Note 18)	16,328	(172,168)	83,829
Impairment of royalty interest (Note 10)	-	(3,973,699)	(7,371,765)
Write-off of exploration and evaluation assets (Note 9)	-	(56,085)	(707,567)
Impairment of accounts receivable	-	(51,302)	-
Writedown of goodwill (Note 12)	(1,518,328)	(3,047,605)	(2,248,057)
Gain (loss) on derecognition and sale of property and equipment (Note 6)	10,723	15,892	(29,257)

Loss before income taxes	(4,122,814)	(10,307,087)	(20,804,512)
Deferred income tax recovery (Note 14)	1,439,332	3,431,230	3,356,471

Loss for the year	$(2,683,482)	$(6,875,857)	$(17,448,041)

Basic and diluted loss per share	$(0.04)	$(0.09)	$(0.24)

Weighted average number of common shares outstanding	73,874,415	73,480,833	73,154,139

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended December	Year ended December	Year ended December
	31, 2016	31, 2015	31, 2014
Loss for the year	$(2,683,482)	$(6,875,857)	$(17,448,041)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	88,515	(105,714)	(400,476)
Permanent loss on financial instruments	697,675	-	-
Currency translation adjustment	(862,335)	4,350,667	3,585,937

Comprehensive loss for the year	$(2,759,627)	$(2,630,904)	$(14,262,580)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2014
Cash flows from operating activities
Loss for the year	$(2,683,482)	$(6,875,857)	$(17,448,041)
Items not affecting operating activities:
Interest income received	(5,590)	(22,270)	(83,829)
Unrealized foreign exchange effect on cash and cash equivalents	(71,562)	290,504	159,158
Items not affecting cash:
Change in fair value of fair value through profit or loss investments	(258,702)	427,022	254,637
Commitment to issue shares	27,462	66,089	376,549
Permanent loss on financial instruments	697,675	-	-
Interest on convertible loan	(58,342)	(53,222)	-
Accretion interest on long term receivable	(72,806)	-	-
Derivative loss on accounts receivable	120,900	-	-
Share - based payments	943,334	476,424	857,936
Deferred income tax recovery	(1,439,332)	(3,431,230)	(3,356,471)
Depreciation	136,200	150,782	187,714
Depletion	2,163,221	1,716,848	1,334,845
Impairment of royalty interest	-	3,973,699	7,371,765
Writedown of goodwill	1,518,328	3,047,605	2,248,057
Impairment of receivables	-	51,302	-
Realized loss on sale of investments	287,204	58,360	19,049
Gain on acquistion and sale of exploration and evalution assets	(6,834,999)	(5,393,305)	-
(Gain) loss on derecognition and sale of property and equipment	(10,723)	(15,892)	167,008
Write-off of exploration and evaluation assets	-	56,086	707,567
Equity loss in associated companies	1,295,568	1,062,146	1,086,649
Dilution gain in associated companies	(982,634)	-	-
Unrealized foreign exchange (gain) loss	(67,249)	(466,587)	641,110
Shares received from joint venture partners included in exploration recoveries	(134,738)	(115,000)	(33,000)
Changes in non-cash working capital items:
Receivables	(6,343)	101,200	737,698
Prepaid expenses	3,848	21,366	61,047
Accounts payable and accrued liabilities	(86,317)	83,056	(90,794)
Advances from joint venture partners	203,536	(291,350)	19,402
Total cash used in operating activities	(5,315,543)	(5,082,224)	(4,781,944)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net option payments received	3,005,280	5,297,357	(56,085)
Interest received on cash and cash equivalents	5,590	22,270	83,829
Convertible note receivable	(542,622)	(973,236)	-
Proceeds from sale of fair value through profit and loss investments, net	130,737	136,263	242,252
Proceeds (purchase) of available-for-sale financial instruments	17,375	-	(500,000)
Purchase of investments in associated companies	-	-	(1,063,036)
Restricted cash	(89,402)	-	(25,529)
Purchase and sale of property and equipment, net	(16,999)	2,403	79,463
Reclamation bonds	171,307	71,964	(52,553)
Total cash provided by (used in) investing activities	2,681,266	4,557,021	(1,291,659)

Cash flows from financing activities
Proceeds from exercise of options	127,800	-	-
Total cash provided by financing activities	127,800	-	-

Effect of exchange rate changes on cash and cash equivalents	71,562	(290,504)	(159,158)
Change in cash and cash equivalents	(2,434,915)	(815,707)	(6,232,761)
Cash and cash equivalents, beginning	5,634,601	6,450,308	12,683,069
Cash and cash equivalents, ending	$3,199,686	$5,634,601	$6,450,308

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	10,362,229$	$10,125,295	$(94,305,878)	$43,320,836
Shares issued as incentive stock grants	140,000	166,600	(166,600)	-	-	-	-
Shares issued for exercise of options	165,000	127,800	-	-	-	-	127,800
Shares issued for property	250,000	145,000	-	-	-	-	145,000
Commitment to issue shares	-	-	27,462	-	-	-	27,462
Equity investment share-based payments	-	-	-	366,800	-	-	366,800
Share - based payments	-	-	-	943,334	-	-	943,334
Reclass of reserves on exercise of options	-	65,133	-	(65,133)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(862,335)	-	(862,335)
Change in fair value of financial instruments	-	-	-	-	88,515	-	88,515
Permanent loss on financial instruments	-	-	-	-	697,675	-	697,675
Loss for the year	-	-	-	-	-	(2,683,482)	(2,683,482)
Balance as at December 31, 2016	74,089,710	$117,504,585	$-	11,607,230$	$10,049,150	$(96,989,360)	$42,171,605

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	163,000	233,950	(233,950)	-	-	-	-
Commitment to issue shares	-	-	66,089	-	-	-	66,089
Equity investment share-based payments	-	-	-	322,900	-	-	322,900
Share - based payments	-	-	-	476,424	-	-	476,424
Foreign currency translation adjustment	-	-	-	-	4,350,667	-	4,350,667
Change in fair value of financial instruments	-	-	-	-	(105,714)	-	(105,714)
Loss for the year	-	-	-	-	-	(6,875,857)	(6,875,857)
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	10,362,229$	$10,125,295	$(94,305,878)	$43,320,836

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock to issue shares		payments	(loss)	Deficit	Total

Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	$(69,981,980)	$57,978,722
Shares issued as incentive stock grants	391,501	614,427	(614,427)	-	-	-	-
Commitment to issue shares	-	-	376,549	-	-	-	376,549
Equity investment share-based payments	-	-	-	135,700	-	-	135,700
Share - based payments	-	-	-	857,936	-	-	857,936
Foreign currency translation adjustment	-	-	-	-	3,585,937	-	3,585,937
Change in fair value of financial instruments	-	-	-	-	(400,476)	-	(400,476)
Loss for the year	-	-	-	-	-	(17,448,041)	(17,448,041)
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and on the NYSE MKT under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Consolidation (Continued)

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

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
EMX Exploration Scandinavia AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Iekevare Minerals AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%
EMX Australia Pty Ltd.	Australia	100%

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
For the Year Ended December 31, 2016

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Financial Instruments

All financial instruments are classified into one of the following four categories:

a)	Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in profit or loss for the period in which they arise.

b)	Held-to-maturity financial assets

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

c)	Available for sale financial assets

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

d)	Loans and receivables and other financial liabilities

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

Cash and cash equivalents are classified as loans and receivables. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

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
For the Year Ended December 31, 2016

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Investments (Marketable securities) are classified as FVTPL and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as AFS and are carried at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

The Company classifies its restricted cash and certain receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Certain receivables related to the sale of Akarca (Note 4) are considered to be derivative financial assets as they are subject to variations in gold price per ounce on record date and final price received and are accordingly classified as FVTPL. The derivative receivable is recorded at fair value each period until final settlement occurs, with changes in fair value reflected in profit or loss for the period in which they arise.

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

For certain categories of financial assets that are assessed not to be impaired individually, they are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

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
For the Year Ended December 31, 2016

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

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.

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
For the Year Ended December 31, 2016

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

Property and equipment

Property and equipment is recorded at cost. Building is depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

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
For the Year Ended December 31, 2016

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
For the Year Ended December 31, 2016

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
For the Year Ended December 31, 2016

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

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

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

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
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a)	Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

3.	INVESTMENTS

The Company had the following investments:

		Accumulated
December 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,641,751	$(1,378,995)	$262,756
Total Fair value through profit or loss	1,641,751	(1,378,995)	262,756
Available-for-sale
Marketable securities	910,473	(697,675)	212,798
Total investments	$2,552,224	$(2,076,670)	$475,554

		Accumulated
December 31, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,872,802	$(1,637,696)	$235,106
Available-for-sale
Marketable securities	980,000	(786,190)	193,810
Total investments	$2,852,802	$(2,423,886)	$428,916

		Accumulated
December 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

During the year ended December 31, 2016, the Company recorded a loss of $697,675 related to the permanent impairment of certain available-for-sale marketable securities. The Company had sustained significant unrealized losses for which there was no expectation of reversal in the forseable future.

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners. As at December 31, 2016, 2015, and 2014, the current receivables were as follows:

Category	December 31, 2016	December 31, 2015	December 31, 2014
Sale of Akarca (Note 9)	$4,145,898	$-	$-
Royalty income receivable	306,513	154,343	142,864
Refundable taxes	142,857	153,067	243,503
Recoverable exploration expenditures and advances	79,090	248,628	274,085
Other	168,375	130,427	178,385
As at December 31, 2016	4,842,733	686,465	838,837
Less: Long term portion	(1,412,727)	-	-
	$3,430,006	$686,465	$838,837

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

4. RECEIVABLES (Continued)

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	December 31, 2016	December 31, 2015	December 31, 2014
Canadian Dollars	$48,448	$52,395	$109,952
US Dollars	4,744,825	575,986	588,829
Turkish Lira	41,785	46,401	133,440
Swedish Krona	6,824	3,754	12,574
Other	851	7,929	1,042
Total	$4,842,733	$686,465	$845,837

5. RESTRICTED CASH

At December 31, 2016, the Company classified $359,172 (2015 - $269,770; 2014 - $230,144) as restricted cash. This amount is comprised of $189,233 (2015 - $199,915; 2014 - $148,334) held as collateral for its corporate credit cards, $65,706 (2015 - $69,415; 2014 – 50,960) held as a security deposit for the Company’s Haiti exploration program, and $104,233 (2015 – $440; 2014 – 30,850) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

6. PROPERTY AND EQUIPMENT

During the year ended December 31, 2016 , 2015 and 2014, depreciation of $21,711 (2015 - $34,663; 2014 - $47,908) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2013	$91,713	$146,041	$6,635	$421,437	$572,443	$552,277	$1,790,546
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(224,237)	-	(137,751)	(361,988)
As at December 31, 2014	$91,713	$146,041	$6,635	$197,200	$572,443	$414,526	$1,428,558
Additions	7,981	10,224	1,170	16,105	6,065	-	41,545
Disposals and derecognition	-	(2,152)	(3,059)	(165,888)	-	-	(171,099)
As at December 31, 2015	$99,694	$154,113	$4,746	$47,417	$578,508	$414,526	$1,299,004
Additions	10,549	6,450	-	-	-	-	16,999
Disposals and derecognition	-	(79,630)	(2,365)	(47,417)	-	-	(129,412)
As at December 31, 2016	$110,243	$80,933	$2,381	$-	$578,508	$414,526	$1,186,591

Accumulated depreciation
As at December 31, 2013	$72,987	$80,835	$-	$248,647	$202,663	$-	$605,132
Additions	18,726	26,015	3,958	24,495	114,520	-	187,714
Disposals and derecognition	-	-	-	(115,517)	-	-	(115,517)
As at December 31, 2014	$91,713	$106,850	$3,958	$157,625	$317,183	$-	$677,329
Additions	7,981	8,161	1,832	15,595	117,213	-	150,782
Disposals and derecognition	-	(1,680)	(1,656)	(140,231)	-	-	(143,567)
As at December 31, 2015	$99,694	$113,331	$4,134	$32,989	$434,396	$-	$684,544
Additions	7,438	12,601	-	671	115,490	-	136,200
Disposals and derecognition	-	(70,444)	(1,753)	(33,660)	-	-	(105,857)
As at December 31, 2016	$107,132	$55,488	$2,381	$-	$549,886	$-	$714,887

Net book value
As at December 31, 2014	$-	$39,191	$2,677	$39,575	$255,260	$414,526	751,229
As at December 31, 2015	$-	$40,782	$612	$14,428	$144,112	$414,526	614,460
As at December 31, 2016	$3,111	$25,445	$-	$-	$28,622	$414,526	471,704

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

6. PROPERTY AND EQUIPMENT (Continued)

During the year ended December 31, 2016, the Company sold certain foreign operations for a gain of $6,834,999. Included in this gain was property and equipment with a net book value of $23,555.

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

7. CONVERTIBLE NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to a maximum of US$500,000 (“IGC Loan”). The loan carries an interest rate of 8% per annum and the full amount of the principal and interest was due January 3, 2017. The full US$500,000 has been drawn and during the year ended December 31, 2016, the Company entered into an amended and restated loan agreement with IGC such that the IGC Loan shall include any further sums that may be advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. As such, US$198,953 of expenses paid by the Company on behalf of IGC were added to the IGC Loan.

At any time prior to the maturity date, the Company had the right to convert all or any part of the outstanding amount of the loan into membership units at US$6.00 per unit. If IGC completed a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. Additionally, if subsequent to the date of the Amended Agreement, IGC completes a financing and, as part of that financing, issues warrants to purchase Units or other securities of IGC, then the Company shall be entitled, upon conversion of the IGC Loan and accrued and unpaid interest, to also receive warrants to purchase Units or other securities of IGC on the same terms as the warrants issued in such financing.

During fiscal 2016, the Company advanced an additional US $400,000. On August 15, 2016, the Company converted the full amount of the outstanding loan, US$1,184,511 inclusive of accrued interest of US $85,558, at US$5.00 per unit, which was the unit price of the most recently completed financing, into 236,902 membership units and 236,902 warrants of IGC.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 39% (2015 – 42%; 2014 – 42%) equity investment in IGC. At December 31, 2016, the Company, including conversion of a note receivable (Note 7), has invested an aggregate of US$8,967,010 towards its investment (December 31, 2015 - US$7,782,500; 2014 – US$7,782,500). At December 31, 2016, the Company’s investment including dilution gain less its share of accumulated equity losses was $4,992,823 (2015 - $3,333,491; 2014 – 4,072,737). The Company’s share of the net loss for the year ended December 31, 2016 was $1,295,568 (2015 - $1,062,146; 2014 - $1,086,649).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company (“Turkish Co”) with Chesser Resources Ltd; an Australian Stock Exchange listed Exploration Company. During the year ended December 31, 2015, the Company purchased the remaining 51% interest in the Turkish company (Note 9). As such, the books and records of the Turkish company are consolidated as a 100% owned subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the former joint venture for the year ended December 31, 2016 was $Nil (2015 - $Nil; 2014 - $Nil).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC

Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	3,216,120
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

During the year ended December 31, 2016, the Company recognized a dilution gain of $982,634 related to the Company’s change in ownership percentage as a result of IGC’s share issuance for cash proceeds and loan conversions.

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2015	IGC

Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership %	42%
The Company's share of loss for the year	(1,062,146)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2014	Turkish Co	IGC

Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424.00)	(809,260)
Loss for the year	(154,215.00)	(2,606,384)
The Company's ownership %	49.00%	42%
The Company's share of loss for the year	-	(1,086,649)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2016, 2015, and 2014, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2016	December 31, 2015	December 31, 2014
Asia Pacific	Various	$81,124	$81,124	$81,124
Haiti	Various	-	-	56,085
Sweden	Various	16,671	16,671	16,671
	Viad royalties	421,084	421,084	421,084
Turkey	Alankoy	153,960	153,960	153,960
	Sisorta	-	131,440	-
	Trab	78,587	78,587	78,587
United States	Superior West, Arizona	1,000,479	1,105,579	1,179,280
of America	Yerington, Nevada	393,095	393,095	393,095
Total		$2,145,000	$2,381,540	$2,379,886

During the year ended Dececmber 31, 2016, the Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”). Pursuant to Company policy, $105,100 has been applied against the Superior West capitalized costs, and $24,720 has been included in exploration income as option payments. Also during the year ended December 31, 2016, the Company sold its Sisorta project in Turkey and all capitalized costs were recovered.

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Koonenberry - Rockwell

In 2013 an agreement with Rockwell Resources Pty Ltd was terminated and the Company was granted a NSR of 0.5% in and over the tenement held by Rockwell.

Koonenberry - Bates

The Company holds 100% in two exploration licenses and the vendor’s interest has reverted to a 2% NSR. The Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the “JORC Code”, of gold contained within the tenement at a price of US$30 per ounce of gold.

In 2015 the Company relinquished one of the two tenements and further reduced the area of the remaining tenement. The Company signed a letter of agreement with Bates, should the Company re-apply for the areas within 12 months EMX would honor a similar NSR.

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

Asia Pacific (New Zealand) exploration licenses

In September 2014, and amended in December 2015 the Company signed an option agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville gold-silver property located in the Hauraki goldfield of New Zealand’s North Island. The purchase and sale agreement included an execution payment of $100,000 ($50,000 received on signing in 2015, and $50,000 received in May 2016, being the balance of the execution payment) and a series of anniversary and milestone payments equal to a certain amount of troy ounces of gold. Pursuant to the agreement, In September 2016, the Company received a $129,562 payment equivalent to a required payment of 75 troy ounces of gold.

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

On November 2, 2015, the Company terminated the EMX –Newmont JV that covered the six designated exploration areas and sold its interest in Haiti to Newmont for a $5,277,542 (US$4,000,000) cash payment and a retained 0.5% NSR royalty interest.

Sweden and Norway licenses

The Company holds certain exploration permits. There are no specific spending commitments on the Swedish licenses and permits.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

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

Sisorta Joint Venture

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to Çolakoglu Ticari Yatrim A.S. (“Çolakoglu”) for a combination of option payments and expenditure requirements. Çolakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company (Note 8) and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of $156,800 (AUD$162,092). As a result of the purchase, the Company recorded a gain on acquisition of $26,407, and $131,440 of the purchase price was allocated to exploration and evaluation assets.

Effective July 1, 2016, the Company entered into a share purchase agreement for the sale of EBX Madencilik A.S. (“EBX”), a wholly-owned EMX subsidiary that controlled the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company.

The agreement provides for Bahar's staged payments to EMX as summarized below:

•	US $250,000 cash payment ($332,969) to EMX upon closing of the sale (received).
•	Annual cash payments of US $125,000 (“Advance Cash Payments”) beginning on July 1, 2017 until commencement of commercial production from the Property.
•	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the Property that is processed on-site (increased to 5% if the ore is processed off-site).
•	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
•	The NSR Payment is uncapped and cannot be bought out or reduced.

Pursuant to the sale of Sisorta, the Company paid a finders fee of US$ 48,740 ($63,549) and recorded a gain on the sale of EBX of $86,041 which is included in the gain (loss) on acquisition and sale of exploration and evaluation assets. The future annual cash payments are not accrued as there is no guarantee of payment, and the shares of EBX could be returned if the payments are not made.

Akarca Joint Venture

On June 20, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu, a privately owned Turkish company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Colakoglu paid $350,000 and completed drilling requirements on the project and was required to pay additional amounts to earn its interest. In October, 2015, Çolakoglu advised EMX that it decided to forego exercising the option and the Company has regained 100% control of the Akarca project.

Effective July 29, 2016, the Company entered into a share purchase agreement for the sale of AES Madencilik A.S. (“AES”), the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay Însaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company.

The terms of the sale provide payments to EMX as summarized below (gold payments can be made as gold bullion or the cash equivalent):

•	US $2,000,000 cash payment ($2,630,760) to EMX upon closing of the sale (received);
•

500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold (received US $601,825, the cash equivalent of 500 troy ounces subsequent to December 31, 2016);

•	7,000 ounces of gold within 30 days after the commencement of commercial production from the Property provided that prior gold payments will be credited against this payment;
•	250 ounces of gold upon production of 100,000 ounces of gold from the Property;
•	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Property;
•	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”) for ore mined from the Property:

o	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Property, and;
o	For all production other than gold production: 3.0%.

•	The Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the Property during each 12-month period commencing on August 5, 2016 until commencement of commercial production.

Pursuant to the agreement, Çiftay has guaranteed the future payments of 2,500 ounces of gold, or cash equivalent. As at December 31, 2016, the Company has recorded a receivable of $4,145,898 (including $72,806 of accreted interest income) related to the guaranteed payments which was estimated using a valuation model that requires significant judgments and assumptions, including to future metal prices and discount rates.

The sale of AES resulted in a gain of $6,683,560, resulting from proceeds of $6,737,452, less the net assets of AES of $53,892 which is included in the gain (loss) on acquisition and sale of exploration and evaluation assets.

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

In October 2015, Ferrite informed the Company they would not continue with the option agreement and paid to EMX US$25,000 ($33,205) related to reimbursement of expenditures owed by Ferrite.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Black Sea Copper & Gold Agreement - Alankoy

On November 23, 2015, the Company signed an Exploration and Option Agreement with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, for the Alankoy copper-gold property in northwestern Turkey, whereby Black Sea has the option to acquire the Company’s subsidiaries that hold the Alankoy project, with the Company retaining a 3% production royalty. To do so, Black Sea paid US$25,000 (received $35,408 in January 2016) upon signing and must incur certain exploration expenditure milestones.

In February 2017, the Company received notification that 0955767 B.C Ltd (Formerly Black Sea) was terminating the Alankoy agreement and paid $43,550 (US$32,864) related to expenditures incurred by the Company.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, amended on January 29, 2013, and amended again by a second amending agreement dated as of November 8, 2016, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

i)	500,000 PRL shares on the initial issuance date (received during the year ended December 31, 2013 and valued at $27,500 or $0.055 per share);

ii)	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date (received during the year ended December 31, 2014 and valued at $25,000 or $0.05 per share);

iii)	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date (received in February 2015 and valued at $115,000 or $0.115 per share); and,

iv)	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date (received in February 2016 and valued at $55,000 or $0.055 per share).

In addition to the transfer of shares, Pasinex will then pay the Company a 2.9% NSR royalty from production. Pasinex may pay the first minimum royalty payment by delivering 664,483 common shares in the capital of PRL to the Royalty Holder on or before November 30, 2016 (received valued at $79,738). Pasinex has the option of purchasing 0.9% of the royalty for $1,000,000 USD prior to the 6th anniversary of the effective date of the agreement.

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

Tumad's drill requirements have not been met and the Company is currently negotiating a revision to the agreement that will include a shift of Tumad’s drill commitments to 2017.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

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

During April 2016, KEX terminated its option to aquire the interest in the property.

Copper Springs, Copper King, and Red Top Properties, Arizona

In September 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Copper Springs, Copper King, and Red Top projects for a combination of cash payments, work commitments, and common shares. The agreements grant Desert Star Resources Ltd. (“Desert Star”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

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

On July 21, 2015, the Copper King and Red Top agreements were amended, extending the 2nd anniversary payments and work commitments into 2016. On March 1, 2016, Desert Star terminated its option on the Copper King project, and subsequently terminated the Red Top project in January 2017.

Copper King

In October 2016, the Company, through its wholly-owned subsidiary BCE, entered into an option agreement to sell the Copper King property for a combination of cash payments and work commitments. The agreement grants Kennecott the option to acquire a 100% interest in the property.

Pursuant to the Agreement, Kennecott can earn a 100% interest in the Project by (a) reimbursing the 2016 holding costs and making option payments, together totaling US $504,314 (US $29,314 related to holding costs received), and (b) completing US $4,000,000 in exploration expenditures before the fifth anniversary of the Agreement Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable.

After exercise of the option, annual advance minimum royalty (“AMR”) payments are due starting at $100,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to $150,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA"). Kennecott may make a one-time payment of $3,500,000 to extinguish the obligation to make AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at $3,500,000, and all AMR payments cease upon commencement of production from the project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

In addition, Kennecott will make milestone payments consisting of:

•	$500,000 upon completion of an OMS or PEA;
•	$1,000,000 upon completion of a Prefeasibility Study; and
•	$2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

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

Cathedral Well Property, Nevada

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary BCE, with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) to earn a 100% interest in the Cathedral Well project by paying EMX a total of US$100,000 over the next three years after which the Company will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. During the year ended December 31, 2016, Ely Gold exercised its option and acquired 100% interest in the project.

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Hardshell Skarn Property, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

In October 2015, the Company signed an exploration and option agreement through its wholly-owned subsidiary FOBC LLC, with Arizona Minerals Inc, to earn a 100% interest in the project by paying the Company a total of US$85,000 as follows: US$25,000 (received) upon execution of the agreement and US$60,000 over the next three years (US$ 20,000 received as the 1st anniversary payment in September 2016), after which the company will retain a 2% NSR. After exercise of the option, annual advanced royalty payments of US$5,000 commence on the first anniversary of the exercise of the option. After commencement of commercial production, the Company is due payments of US$5,000 or the royalty coming due that year, whichever is greater.

Silver Bell West, Silver Bell District, Arizona

The Company holds a 100% interest in mineral rights comprised of certain federal unpatented mining claims subject to a letter of agreement dated August 26, 2009 whereby, the Company granted Geonovus Minerals Corp (“GEO”) a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The agreement was terminated in September 2014 with the Company regaining 100% control of the project. As a result of the termination of the agreement, the Company wrote-off $471,711 of exploration and evaluation costs related to the project.

Superior West Project, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company also may earn a 100% interest in additional adjacent claims under option from a third party for cash payments totaling US$1,000,000 on or before January 2017 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments. The Company exercised the option in December 2016, and retains 100% interest in the project.

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

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary BCE, for the Superior West project with Kennecott. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 (US $100,000 received in March 2016) before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

Kennecott has maintained or exceeded any minimum requirements for expenditures on the project and the agreement remains in good standing.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Yerington West Property, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the BLM. By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc. (“ETG”) the right to acquire an 80% interest in the property, for consideration of US$140,000 in cash payments (received), common shares of ETG valued at $85,000 (received), minimum exploration expenditures of $1,900,000 (incurred), and delivery of a bankable feasibility study and advanced production payments of $375,000 by the 10th anniversary (2019).

In each of the years 2016, 2015, and 2014, the Company received a US$50,000 option payment and verified that all exploration expenditures due on the property had been met and that the agreement is in good standing.

Mineral Hill Property, Wyoming

In October 2016, the Company, through its wholly-owned subsidiary BCE, entered into an option agreement with Coeur Explorations, Inc., a subsidiary of Coeur Mining, Inc. (NYSE: CDE) (“Coeur”) to acquire a 100% interest in the property. The Company’s Mineral Hill project is held under a pooling agreement with a private group, Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except for the sale of surface rights associated with several patented mining claims.

Pursuant to the Agreement, Coeur may acquire a 100% interest in the Property by a) making yearly option payments, beginning upon execution of the Agreement, totaling US $435,000 (US$10,000 received upon execution), b) making exploration expenditures totaling US $1,550,000 on or before the fifth anniversary of the agreement, and c) paying US $250,000 upon exercise of the option.

Upon exercise of the option, EMX and MHL will retain a 4% NSR royalty, of which Coeur may purchase up to 1.5% of the NSR royalty if, within sixty days after the completion of a PEA, Coeur purchases the first 0.5% for US $1,000,000. Coeur may purchase an additional 0.5% or 1% of the NSR royalty at any time thereafter for US $2,000,000 per 0.5% interest (maximum total buy down of 1.5%), with EMX and MHL retaining a 2.5% interest.

After the option exercise, EMX and MHL will receive annual advance minimum royalties of US $150,000 and, upon completion of a feasibility study, a milestone payment of US $1,000,000.

Lomitas Negras Property, Arizona

The Company holds a 100% interest in the Lomitas Negras property comprised of certain State of Arizona exploration permits. The Company relinquished their federal mining claims during 2015, retaining only certain State of Arizona exploration permits.

In May 2014, the Company signed an exploration and option to purchase agreement, through its wholly owned subsidiary BCE, for the Lomitas Negras porphyry copper project with Kennecott and received US$25,000. Kennecott relinquished its interest in the project during September 2014, with the Company regaining 100% control.

Ophir Property, Utah

In October 2016, the Company completed the sale of five patented mining claims comprising its Ophir property in Utah, through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott. The terms of the sale include a cash payment of US$75,000 (received) to EMX at closing, with the Company retaining a 2% NSR royalty on the property.

Various

The Company holds interests acquired by staking in several jurisdictions including Utah, Nevada, Arizona, Colorado and Wyoming.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Scandinavia	Kennecott	Desert Star									Other	Total
		Exploration	Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$37,498	$109	$25	$157,106	$157,240	$27,055	$92,397	$119,452	$2,220	$9,520	$11,740	$24,650	$350,580
Assays	8,596	845	-	6,635	7,480	676	-	676	-	-	-	-	16,752
Drilling / Trenching	76,687	314,972	-	91	315,063	44,283	14,679	58,962	-	-	-	-	450,712
Land and Legal	48,632	-	-	182,160	182,160	39,603	160,831	200,434	-	23,778	23,778	40,384	495,388
Logistics	14,535	57,164	1,822	70,590	129,576	13,810	5,708	19,518	-	9,155	9,155	5,282	178,066
Personnel	195,223	118,679	12,676	1,420,907	1,552,262	297,586	264,527	562,113	-	99,751	99,751	171,881	2,581,230
Property Cost	165,640	2,677	39,460	485,365	527,502	154,526	32,426	186,952	37,230	47,219	84,449	-	964,543
Professional Services	135,527	-	-	13,664	13,664	61,577	22,029	83,606	496	1,772	2,268	17,625	252,690
Share Based Payments	40,285	-	-	295,008	295,008	32,805	69,020	101,825	-	17,673	17,673	48,066	502,857
Technical Studies	106,093	42,666	-	16,107	58,773	38,383	6,544	44,927	-	11,397	11,397	163,444	384,634
Travel	63,571	-	-	103,478	103,478	16,310	31,479	47,789	-	6,861	6,861	16,382	238,081
Total Expenditures	892,287	537,112	53,983	2,751,111	3,342,206	726,614	699,640	1,426,254	39,946	227,126	267,072	487,714	6,415,533
Recoveries	-	(555,217)	(51,833)	(21,938)	(628,988)	(43,550)	-	(43,550)	-	(48,781)	(48,781)	-	(721,319)
Operator fees	-	(56,271)	(1,263)	-	(57,534)	-	-	-	-	-	-	-	(57,534)
Option Payments *	-	(24,720)	-	(125,890)	(150,610)	-	(170,146)	(170,146)	(180,476)	-	(180,476)	-	(501,232)
Other Property Income	-	(9,720)	(265)	(39,755)	(49,740)	-	(56,466)	(56,466)	(27,243)	-	(27,243)	(2,040)	(135,489)
Total Recoveries	-	(645,928)	(53,361)	(187,583)	(886,872)	(43,550)	(226,612)	(270,162)	(207,719)	(48,781)	(256,500)	(2,040)	(1,415,574)
Net Expenditures	$892,287	$(108,816)	$622	$2,563,528	$2,455,334	$683,064	$473,028	$1,156,092	$(167,773)	$178,345	$10,572	$485,674	$4,999,959

*     The Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott applied as to $105,100 to the Superior West capitalized costs, and $24,720 to exploration recoveries.

Significant components of “Other” total exploration expenditures for the year ended December 31, 2016 were Haiti - $148,455; Austria - $48,767; and other general exploration costs in Europe totalling - $146,159.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the year ended December 31, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Scandinavia	Kennecott	Desert Star									Other *	Total
		Exploration	Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$61,523	$676	$1,271	$127,873	$129,820	$16,296	$43,532	$59,828	$4,767	$2,932	$7,699	$44,763	$303,633
Assays	5,307	1,825	142	22,472	24,439	-	5,509	5,509	-	-	-	1,480	36,735
Drilling / Trenching	11,874	-	-	7,111	7,111	-	-	-	-	-	-	-	18,985
Land and Legal	39,518	-	-	132,178	132,178	23,208	45,957	69,165	4,914	10,136	15,050	31,480	287,391
Logistics	26,978	32,211	2,646	98,391	133,248	12,014	40,408	52,422	499	4,475	4,974	48,472	266,094
Personnel	423,697	154,004	24,500	1,261,865	1,440,369	205,665	561,082	766,747	45,557	101,586	147,143	201,162	2,979,118
Property Cost	60,369	87,771	75,530	415,594	578,895	176,773	116,132	292,905	8,921	44,322	53,243	43,094	1,028,506
Professional Services	86,874	-	-	13,813	13,813	42,381	117,062	159,443	28,938	10,410	39,348	161,232	460,710
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	(1,793)	(1,793)	(20,811)	72,397
Technical Studies	28,083	77,485	5,151	68,265	150,901	-	17,183	17,183	3,508	25,407	28,915	112,739	337,821
Travel	59,934	128	-	27,107	27,235	-	28,263	28,263	3,781	10,609	14,390	27,590	157,412
Total Expenditures	811,260	354,100	109,240	2,250,137	2,713,477	476,337	987,558	1,463,895	100,885	208,084	308,969	651,201	5,948,802
Recoveries	-	(426,190)	(118,065)	(93,549)	(637,804)	(295,024)	(33,305)	(328,329)	-	-	-	(96,675)	(1,062,808)
Operator fees	-	(44,067)	(4,258)	(9,457)	(57,782)	-	-	-	-	-	-	-	(57,782)
Option Payments	-	(31,955)	-	(127,820)	(159,775)	-	(242,820)	(242,820)	-	-	-	-	(402,595)
Other Property Income	-	(13,102)	-	(32,922)	(46,024)	-	-	-	(14,918)	-	(14,918)	-	(60,942)
Total Recoveries	-	(515,314)	(122,323)	(263,748)	(901,385)	(295,024)	(276,125)	(571,149)	(14,918)	-	(14,918)	(96,675)	(1,584,127)
Net Expenditures	$811,260	$(161,214)	$(13,083)	$1,986,389	$1,812,092	$181,313	$711,433	$892,746	$85,967	$208,084	$294,051	$554,526	$4,364,675

*     Significant components of “Other” total exploration expenditures for the year ended December 31, 2015 were Haiti - $359,827; Germany - $107,899; Austria - $69,667; and Russia - $32,137.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the year ended December 31, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Sweden		Desert Star									Other *	Total
		Vale	Resources	Other USA	Total	Akarca	Other	Total	Neavesville	Other	Total
Administration Cost	$98,160	$441	$532	$127,290	$128,263	$3,205	$44,006	$47,211	$7,464	$5,677	$13,141	$160,164	$446,939
Assays	-	1,150	6,762	2,561	10,473	92	1,201	1,293	1,476	-	1,476	-	13,242
Drilling / Trenching	43,504	412,048	-	325,803	737,851	-	6,284	6,284	78,729	48	78,777	435	866,851
Land & Legal	48,806	-	-	96,203	96,203	19,033	33,047	52,079	20,137	9,930	30,067	29,548	256,703
Logistics	44,360	348,415	15,010	91,307	454,732	15,663	79,200	94,863	18,124	18,100	36,224	31,678	661,857
Personnel	652,127	82,529	85,494	1,115,704	1,283,727	270,702	444,744	715,445	211,381	135,304	346,684	176,774	3,174,758
Property Cost	110,008	166	128,424	549,580	678,170	160,045	17,395	177,440	35,593	18,209	53,802	1,877	1,021,297
Professional Services	104,432	-	495	19,088	19,583	26,148	90,656	116,804	108,600	37,225	145,825	90,827	477,471
Share Based Payments	33,106	-	-	110,759	110,759	-	6,973	6,973	-	15,956	15,956	37,280	204,074
Technical Studies	55,779	8,660	30,436	48,092	87,188	391	130,860	131,251	16,907	6,600	23,507	212,330	510,055
Travel	98,650	-	-	50,969	50,969	7,547	18,587	26,134	33,972	15,709	49,681	42,323	267,757
Total Expenditures	1,288,931	853,409	267,153	2,537,356	3,657,918	502,826	872,952	1,375,778	532,382	262,758	795,140	783,236	7,901,004
Recoveries	-	(920,238)	(297,845)	(584,356)	(1,802,439)	(444,044)	-	(444,044)	-	-	-	-	(2,246,483)
Operator fees	-	(72,725)	(29,938)	(54,853)	(157,516)	-	-	-	-	-	-	-	(157,516)
Option Payments	-	-	(139,056)	(110,410)	(249,466)	-	(110,410)	(110,410)	-	-	-	-	(359,876)
Other Property Income	(7,121)	(9,233)	(1,292)	(1,716)	(12,241)	-	(49,579)	(49,579)	(45,530)	-	(45,530)	-	(114,471)
Total Recoveries	(7,121)	(1,002,196)	(468,131)	(751,335)	(2,221,662)	(444,044)	(159,989)	(604,033)	(45,530)	-	(45,530)	-	(2,878,346)
Net Expenditures	$1,281,810	$(148,787)	$(200,978)	$1,786,021	$1,436,256	$58,782	$712,963	$771,745	$486,852	$262,758	$749,610	$783,236	$5,022,658

*     Significant components of “Other” total exploration expenditures for the year ended December 31, 2014 were Austria - $308,213; Haiti - $209,576 and Georgia -160,287.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

10. ROYALTY INTEREST

Changes in royalty interest for the years ended December 31, 2016, 2015, and 2014:

Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(1,334,845)
Impairment charge	(7,371,765)
Cumulative translation adjustments	2,970,845
Balance, December 31, 2014	29,327,960
Adjusted for:
Depletion	(1,716,848)
Impairment charge	(3,973,699)
Cumulative translation adjustments	5,161,567
Balance, December 31, 2015	28,798,980
Adjusted for:
Acquisition	145,000
Depletion	(2,163,221)
Cumulative translation adjustments	(949,607)
Balance, December 31, 2016	$25,831,152

During the year ended December 31, 2016, the Company acquired a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property (non-producing) in Nevada, and a 1% NSR royalty on all minerals for the Afgan property (non-producing) in Nevada from Golden Predator US Holdings Corp, a wholly-owned subsidiary of Till Capital Ltd. (“TCL”). In consideration of the acquisition, the Company issued 250,000 of its common shares to TCL valued at $145,000.

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

During the year ended December 31, 2016 $2,227,322 (2015 - $1,609,553; 2014 – 2,247,334) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

10. ROYALTY INTEREST (Continued)

Block and expected long term gold prices to be realized. As a result, periodically the Company revises its estimated annual gold production over the expected mine life and adjusts it’s long term gold price. As a result of these adjustments, the Company recorded $Nil (2015 - $3,973,699; 2014 – $7,371,765) in impairment charges for the year ended December 31, 2016 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2016	December 31, 2015	December 31, 2014
Australia - various properties	$67,694	$80,976	$75,864
Sweden - various properties	8,043	7,939	7,984
Turkey - various properties	26,362	273,898	273,097
U.S.A - various properties	537,328	447,921	466,502
Total	$639,427	$810,734	$823,447

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the years ended December 31, 2016, 2015, and 2014:

Balance, December 31, 2013	$9,625,795
Adjusted for:
Impairment charge	(2,248,057)
Cumulative translation adjustment	839,804
Balance, December 31, 2014	8,217,542
Adjusted for:
Impairment charge	(3,047,605)
Cumulative translation adjustment	1,331,949
Balance, December 31, 2015	6,501,886
Adjusted for:
Impairment charge	(1,518,328)
Cumulative translation adjustment	(230,234)
Balance, December 31, 2016	$4,753,324

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $1,518,328 (2015 - $3,047,605; 2014 - $2,248,057) of the related deferred income tax liability.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2016	December 31, 2015	December 31, 2014
U.S.A.	$341,361	$137,825	$429,175
Total	$341,361	$137,825	$429,175

14. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Royalty interest	$(8,090,497)	$(9,053,435)	$(9,933,985)
Tax loss carryforwards	3,212,368	2,433,008	1,616,508
Other	124,805	118,541	99,935
	$(4,753,324)	$(6,501,886)	$(8,217,542)

As at December 31, 2016, no deferred tax assets are recognized on the following temporary differences as it is not probabe that sufficient future taxable profit will be available to realize such assets:

	December 31, 2016	December 31, 2015	December 31, 2014	Expiry Date Range
Tax loss carry forwards	$39,318,000	$37,728,000	$36,586,000	2026-2035
Share issue costs			$65,000
Exploration and evaluation assets	2,137,000	10,022,960	9,183,007	No expiry
Other	$11,371,000	$8,385,770	$7,937,261	No expiry

Income Tax Expense

	December 31, 2016	December 31, 2015	December 31, 2014
Current tax expense	$-	$-	$-
Deferred tax recovery	(1,439,332)	(3,431,230)	(3,356,471)
	$(1,439,332)	$(3,431,230)	$(3,356,471)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26.00% (2015 – 26.00%) as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Expected income tax (recovery)	$(886,149)	$(2,679,842)	$(5,409,173)
Effect of lower tax rates in foreign jurisdictions	(474,971)	(2,393,803)	(1,217,191)
Permanent differences	1,010,562	2,594,459	2,735,843
Change in unrecognized deductible temporary differences and other	(1,428,442)	(60,006)	751,860
Foreign exchange	339,668	(892,038)	(217,810)
	$(1,439,332)	$(3,431,230)	$(3,356,471)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

15. CAPITAL STOCK

Authorized

As at December 31, 2016, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the year ended December 31, 2016, the Company issued:

a)

140,000 (2015 – 163,000; 2014 – 391,501) shares valued at $166,600 (2015 – $233,950; 2014 – $614,427) pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

b)	165,000 (2015 – Nil; 2014 - Nil) shares valued at $127,800 (2015 - $Nil; 2014 $Nil) pursuant to the exercise of stock options.

c)	250,000 (2015 – Nil; 2014 – Nil)) shares valued at $145,000 (2015 - $Nil; 2014 - $Nil) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties (Note 10).

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2016, 2015, and 2014, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013	3,995,700	2.36
Granted	1,608,500	1.18
Cancelled and expired unexercised	(111,000)	1.62
Balance as at December 31, 2014	5,493,200	2.03
Granted	1,341,500	0.66
Cancelled and expired unexercised	(1,406,200)	2.12
Balance as at December 31, 2015	5,428,500	1.67
Granted	1,277,500	1.30
Exercised	(165,000)	0.77
Cancelled and expired unexercised	(1,729,500)	2.65
Balance as at December 31, 2016	4,811,500	1.24

Number of options exercisable as at December 31, 2015	4,792,750	$1.24

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

15. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2016:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
July 5, 2012	50,000	50,000	1.96	July 5, 2017
August 22, 2012	851,500	851,500	1.94	August 22, 2017
October 16, 2012	60,000	60,000	2.44	October 16, 2017
April 25, 2014	1,312,500	1,312,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,182,500	1,182,500	0.66	June 8, 2020
October 18, 2016	1,277,500	1,258,750	1.30	October 18, 2021

Total	4,811,500	4,792,750

The weighted average remaining useful life of stock options is 2.92 years.

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the year ended December 31, 2016, the Company recorded aggregate share-based payments of $970,796 (2015 -542,513; 2014 - $1,234,485) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Year ended December 31, 2016	Expenses	Expenditures	Total

Commitment to issue shares	$27,462	$-	$27,462
Fair value of stock options granted	440,477	502,857	943,334
	$467,939	$502,857	$970,796

	General and
	Administrative	Exploration
Year ended December 31, 2015	Expenses	Expenditures	Total

Commitment to issue bonus shares	$100,233	$(34,144)	$66,089
Fair value of stock options granted	369,883	106,541	476,424
	$470,116	$72,397	$542,513

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

15. CAPITAL STOCK (Continued)

	General and
	Administrative	Exploration
Year ended December 31, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$346,961	$29,588	$376,549
Fair value of stock options granted	683,450	174,486	857,936
	$1,030,411	$204,074	$1,234,485

The weighted average fair value of the stock options granted during the year ended December 31, 2016 was $0.74 per stock option (2015 - $0.36; 2014 - $0.53 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2014
Risk free interest rate	0.73%	1.02%	1.46%
Expected life (years)	5	5	5
Expected volatility	69.80%	62.33%	51.63%
Dividend yield	-	-	-

Warrants

During the years ended December 31, 2016, 2015, and 2014, the change in warrants outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013 and 2014	9,175,533	$4.56
Expired	(9,175,533)	4.56

Balance as at December 31, 2015 and 2016	-	$-

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
Management	$803,033	$215,933	$1,018,966
Outside directors *	151,228	167,534	318,762
Seabord Services Corp.	357,600	-	357,600
Total	$1,311,861	$383,467	$1,695,328

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

16. RELATED PARTY TRANSACTIONS (Continued)

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

Included in the table above for the year ended December 31, 2015 is $247,660 in termination payments to a former officer of the Company. The amount has been included in Other expenses for that year.

Included in accounts payable and accrued liabilities is $5,913 (2015 - $3,467; 2014 - $8,064) owed to key management personnel and $17,559 (2015 - $24,329; 2014 - $29,612) to other related parties.

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2016, 2015 and 2014, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2016	December 31, 2015	December 31, 2014
Asia Pacific	$81,124	$81,124	$81,124
Haiti	-	-	56,085
Sweden	437,755	437,755	437,755
Turkey	232,547	363,987	232,547
U.S.A	1,393,574	1,498,674	1,572,375
Total	$2,145,000	$2,381,540	$2,379,886

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

17. SEGMENTED INFORMATION (Continued)

PROPERTY AND EQUIPMENT	December 31, 2016	December 31, 2015	December 31, 2014
Asia Pacific	$8,376	$10,275	$12,694
Canada	-	-	1,630
Georgia	-	-	6,490
Haiti	-	23,612	9,040
Sweden	3,110	4,902	11,502
Turkey	1,091	7,032	24,723
U.S.A	459,127	568,639	685,150
Total	$471,704	$614,460	$751,229

The Company’s Carlin Trend royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a single cash generating unit located in the U.S.A. Not included in this CGU is a $200,000 royalty interest held in Serbia and $145,000 royalty interest in Nevada, USA.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2016, the Company had working capital of $6,002,318 (December 31, 2015 - $5,787,109). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2016, there were no changes in the levels in comparison to December 31, 2015. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,199,686	$-	$-	$3,199,686
Restricted cash	359,172	-	-	359,172
Fair value through profit or loss investments	262,756	-	-	262,756
Strategic investments	212,798	-	-	212,798
Accounts receivable	-	2,721,202	-	2,721,202
Non-current accounts receivable	-	1,412,727	-	1,412,727
Total	$4,034,412	$4,133,929	$-	$8,168,341

The carrying value of receivables (excluding the receivable related to the sale of AES, Note 9), accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of a AES (Note 9) were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

During the year ended December 31, 2016, the Company updated the model for changes in expected long term gold prices. As such, the Company recorded a loss on the change in assumpitions of $120,900 (2015 - $Nil) which has been included in Interest income and other items in the statement of comprehensive loss.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of AES (Note 9).

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

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $48,000.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

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

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2016 is as follows:

Accounts	US dollars
Cash and cash equivalents	$2,387,727
Receivables	3,529,070
Accounts payable and accrued liabilities	(264,196)
Advances from joint venture partners	(254,051)
Net exposure	5,398,550
Canadian dollar equivalent	$7,253,870

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $725,000 in the Company’s pre-tax profit or loss.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2016	December 31, 2015	December 31, 2014
Cash	$3,132,480	$5,365,271	$3,311,196
Short-term deposits	67,206	269,330	3,139,112
Total	$3,199,686	$5,634,601	$6,450,308

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the year period ended December 31, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $88,515 related to the fair value adjustments on AFS financial instruments;

b.	Issuance of 140,000 incentive stock grants valued at $166,600 applied to commitment to issue shares;

c.	Adjusted reserves and investment in associated companies for $366,800 related to share-based payments made by an associated company;

d.

Adjusted non-current assets and liabilities for $862,335 related to cumulative translation adjustments (“CTA”), of which $949,607 relates to CTA loss on royalty interest, $230,234 relates to CTA loss on goodwill, $309,230 relates to a CTA gain on deferred tax liability and $8,276 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency; and

e.	Recorded the movement of $1,605,466 from a convertible loan to an investment in associated company upon conversion of the loan (Note 8).

The significant non-cash investing and financing transactions during the year ended December 31, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $105,714 related to the fair value adjustments on available-for-sale (“AFS”) financial instruments;

b.	Issuance of 163,000 bonus shares valued at $233,950 applied to commitment to issue shares;

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

The significant non-cash investing and financing transactions during the year period ended December 31, 2014 included:

f.	Recorded a loss through accumulated other comprehensive income of $400,476 related to the fair value adjustments on AFS financial instruments;

g.	Issuance of 391,501 incentive stock grants valued at $614,427 applied to commitment to issue shares;

h.	Reclassification of $324,330 of restricted cash to cash and cash equivalents for joint venture partner advances expensed in the year;

i.	Adjusted reserves and investment in associated companies for $135,700 related to share-based payments made by an associated company; and

j.

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

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2016

20. EVENT AFTER THE REPORTING DATE

Subsequent to the year ended December 31, 2016, the Company:

a)

announced it intends to complete a non-brokered private placement for gross proceeds of up to $7,000,000 through the sale of 5,000,000 units at a price of $1.40 per Unit. Each Unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional Share at a price of $2.00 for a period of two years.

b)

entered into an exploration and option agreement through its wholly owned subsidiary BCE, with Anglo American Exploration (USA), Inc. (“Anglo”) for the Copper Springs gold-copper property in Arizona. Pursuant to the Agreement, Anglo may acquire a 100% interest in the Property by (a) reimbursing BCE’s 2016 holding and permitting costs and making annual option payments, together totaling US $447,000, and (b) completing US $5,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option, Anglo American will pay EMX an additional US $110,000 and EMX will retain a 2% NSR royalty on the Project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US $2,000,000.

Certain annual advance minimum royalty payments and certain milestone payments are required after exercise of the option.

c)

entered into an agreement with Boreal Metals Corp. (“BMC”), a British Columbia corporation, pursuant to which BMC will acquire two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In exchange for the transfer of its wholly-owned subsidiary Iekelvare AB, which owns or will own that portion of the Properties located in Sweden, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns that portion of the Properties located in Norway, BMC issued to the Company 1,713,390 shares of BMC that represents a 19.9% equity ownership in BMC. BMC will have the continuing obligation to issue additional shares of BMC to Eurasian to maintain its 19.9% interest in BMC, at no additional cost to Eurasian, until BMC has raised $5,000,000; thereafter Eurasian will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest. EMX also received an uncapped 3% NSR royalty on each of the Properties and has the right to nominate one seat on the board of directors of BMC.

Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty owed to EMX on any given project by paying US $2,500,000 in cash and shares of BMC. Such buy down is project specific. Additionally, EMX will receive annual advance royalty (“AAR”) payments of US $20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by US $5,000 per year until reaching US $60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three. Eurasian will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.