Form 20-F
period 2017-12-31
EMX Royalty Corp
filed 2018-04-04
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR  (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-35404

EMX ROYALTY CORPORATION
(Formerly Eurasian Minerals Inc.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
(Address of principal executive offices)

Christina Cepeliauskas, Chief Financial Officer
Telephone No.: 604-688-6390
Facsimile No.: 604-688-1157
Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name on each exchange on which registered
Common Shares, without par value	NYSE American LLC

Securities to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 79,746,271

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.
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
Yes [X]   No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAA P [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [   ]   Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]   No [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [   ]   No [X]

EMX ROYALTY CORPORATION

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

INTRODUCTION

EMX Royalty Corporation (the “Company” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX Venture Exchange (“TSX-V”) listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act. On July 19, 2017, EMX changed its name to EMX Royalty Corporation to better reflect the nature of its business.

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 704 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada.

EMX is a reporting company under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 Company, and the NYSE American LLC (“NYSE American”). EMX’s common shares without par value (“Common Shares”) are traded on the TSX-V and the NYSE American under the symbol “EMX”.

BUSINESS OF EMX ROYALTY CORPORATION

EMX is principally in the business of exploring for, and generating royalties from minerals properties, as well as identifying mineral property royalty opportunities for purchase. Under the royalty generation business model, the Company acquires and advances early-stage mineral exploration projects and then sells the projects to, and thereby forms relationships with, other parties in consideration of a retained royalty interest, as well as annual advance royalty and other pre-production cash or share payments and work commitments. Through its various agreements, EMX may also provide technical and commercial assistance to such companies as the projects advance. By selling interests in its projects to third parties for a royalty interest, EMX:

(a)	reduces its exposure to the costs and risks associated with mineral exploration and project development,

(b)	receives near term cash flow from scheduled pre-production and milestone based bonus payments,

(c)	maintains the opportunity to participate in exploration upside, and

(d)	develops a pipeline for potential production royalty payments and associated greenfields discoveries in the future.

This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

Strategic investments are an important complement to the Company’s royalty acquisition and royalty generation initiatives. These investments are made in under-valued exploration companies identified by the Company. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

EMX started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion Monarch” or “BULM”). The Company’s royalty, exploration, and strategic investment portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, New Zealand, the Russian Federation, and Chile.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“C$” or “$”). References to “US$” are to United States dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference into this annual report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. SEC Industry Guide 7 does not define and the SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” or "contained pounds" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and any reserves reported by us in the future in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A.1. and 3.A.2 Selected Financial Data

The selected financial data of the Company for the fiscal years ending December 31, 2017, 2016, 2015, 2014 and 2013 was derived from the financial statements of the Company that have been audited by Davidson and Company LLP, Independent Registered Public Accountants, as indicated in their audit report, which are included elsewhere in this Annual Report.

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

Table No. 3
Selected Financial Data
(C$)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
IFRS
Royalty income	$2,857,927	$2,227,322	$1,609,553	$2,247,334	$3,102,888
Exploration expenditures (net)	4,471,074	4,999,959	4,364,675	5,022,658	3,839,703

Loss from operations	(7,781,070)	(8,267,563)	(8,087,982)	(8,681,619)	(7,680,848)
Net loss for the year	(7,393,384)	(2,683,482)	(6,875,857)	(17,448,041)	(13,982,612)
Net loss per share-basic and diluted	(0.09)	(0.04)	(0.09)	(0.24)	(0.19)

Wtd. Avg. Shares	78,002,082	73,874,415	73,480,833	73,154,139	72,509,793
Period-end Shares	79,725,187	74,089,710	73,534,710	73,371,710	72,980,209

Working capital	6,535,893	6,002,318	5,787,109	7,096,916	14,217,999
Exploration and evaluation assets (net)	1,841,966	2,145,000	2,381,540	2,379,886	3,031,368
Royalty interest	21,943,743	25,831,152	28,798,980	29,327,960	35,063,725
Total assets	45,750,784	47,843,555	50,624,129	54,292,093	70,073,220
Share capital	124,062,091	117,504,585	117,000,052	116,766,102	116,151,675
Deficit	(104,382,744)	(96,989,360)	(94,305,878)	(87,430,021)	(69,981,980)

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“C$”, “CDN”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

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

Table No. 4
U.S. Dollar/Canadian Dollar

Last 6 months ended	Average	High	Low	Close

March 1 to 28, 2018	1.2926	1.3091	1.2804	1.2859
February 2018	1.2563	1.2790	1.2297	1.2791
January 2018	1.2436	1.2570	1.2301	1.2301
December 2017	1.2755	1.2819	1.2551	1.2551
November 2017	1.2756	1.2886	1.2677	1.2881
October 2017	1.2591	1.2865	1.2462	1.2865
September 2017	1.3244	1.3403	1.3097	1.3403

Last Quarter & Last 5 Years
Fiscal Year Ended December 31, 2017	1.2986	1.3743	1.2128	1.2944
Fiscal Year Ended December 31, 2016	1.3251	1.4602	1.2533	1.3437
Fiscal Year Ended December 31, 2015	1.2783	1.3955	1.1613	1.3869
Fiscal Year Ended December 31, 2014	1.1041	1.1643	1.0627	1.1627
Fiscal Year Ended December 31, 2013	1.0298	1.0703	0.9835	1.0694

On March 28, 2018, the exchange rate was C$1.2859 to US$1.

3.B. Capitalization and Indebtedness

Not applicable

3.C. Reasons For The Offer And Use Of Proceeds

Not applicable

3.D. Risk Factors

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of the Company’s business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this Annual Report before making an investment decision.

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

When EMX earns interests in properties through option agreements, the acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

The Company cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by EMX.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, such as EMX, may experience wide fluctuations in share prices which may not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on EMX’s ability to raise additional funds through equity issues.

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

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

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

Exploration Funding Risk

The Company’s strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

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

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

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

Although mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made, “mineral reserves” are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the mineralized body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Fluctuations in metal prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve estimates. Prolonged declines in the market price of precious and base metals may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce our mineral reserves. Should reductions in mineral reserves occur, we may be required to take a material write-down of our investment in mining properties, reduce the carrying value of one or more of our assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves, or of our ability to extract these mineral reserves, could have a material adverse effect on our results of operations and financial condition.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of the Company’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of EMX, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

In addition, we are required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and state and Canadian federal and provincial governments, as well as the TSX and NYSE American. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business, financial condition and results of operations.

Key Personnel Risk

The Company’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations. The Company does not carry “key personnel” insurance.

Conflicts of Interest

In accordance with the laws of British Columbia and the United States, the directors and officers of a Company are required to act honestly, in good faith and in the best interests of the Company. EMX’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2018 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

U.S. federal income tax reform could adversely affect us

On December 22, 2017, legislation commonly known as the Tax Cuts and Jobs Act, or TCJA, was signed into law, significantly reforming the U.S. Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. We continue to examine the impact the TCJA may have on our business. We will evaluate the effect of the TCJA on our projection of minimal cash taxes or to our net operating losses. The estimated impact of the TCJA is based on our management’s current knowledge and assumptions and recognized impacts could be materially different from current estimates based on our actual results and our further analysis of the new law. Our net deferred tax assets and liabilities will be revalued at the newly enacted U.S. corporate rate, and the impact will be recognized in our tax expense in the year of enactment. The impact of the TCJA on holders of common shares is uncertain and could be adverse. This Annual Report does not discuss any such tax legislation or the manner in which it might affect purchasers of common shares. We urge our stockholders, including purchasers of common shares, to consult with their own legal and tax advisors with respect to such legislation and the potential tax consequences of investing in common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

General Background

EMX Royalty Corporation was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a TSX-V-listed company incorporated in Alberta on May 13, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 21, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act. On July 19, 2017, EMX changed its name to EMX Royalty Corporation to better reflect the nature of its business.

EMX is a reporting issuer under the securities legislation of British Columbia and Alberta, and is listed on the TSX-V Exchange as a Tier 1 issuer and the NYSE American Exchange, with both listings under the symbol “EMX”.

The Company’s corporate office is located at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, and its telephone number is 604-688-6390. The Company’s registered and records office is located at Suite 704, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company’s technical office is located at 10001 W. Titan Road, Littleton, Colorado, United States of America, 80125, and its telephone number is 303-973-8585. The contact person is Marien Segovia, Corporate Secretary.

Fiscal Year ended December 31, 2015

•	In February 2015, Mr. Paul H. Stephens was appointed to the Company’s advisory board.

•

In March 2015, Dr. M. Stephen Enders resigned from the position of Chief Operating Officer and as a Director of the Board. Dr. Enders continued as a consultant and was appointed to the Company’s advisory board.

•

On May 4, 2015 the Company announced the signing of an Exploration and Option to Purchase Agreement (the "Superior West Agreement"), through its wholly owned subsidiary Bronco Creek Exploration Inc. ("BCE"), for the Superior West porphyry copper project (the "Superior West Project") with Kennecott Exploration Company (“Superior West Agreement”). The project is located nearby the Resolution porphyry copper project within the Superior Mining District, approximately 100 kilometers east of Phoenix, Arizona.

Pursuant to the Superior West Agreement, Kennecott can earn a 100% interest in the Project by making a cash payment upon execution of the Agreement of US$149,187, and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the Superior West Agreement.

Upon exercise of the option the Company will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty covering 14 claims which are optioned (the “Optioned Claims”) from underlying claim holders by payment of US$4,000,000 to EMX. Except with respect to the Optioned Claims, the royalty is not capped and not subject to buy-down.

After exercise of the option, annual advanced minimum royalty (“AMR”) payments are due starting at US$125,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$200,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA"). Kennecott may make a one-time payment of US$4,000,000 to extinguish the obligation to make AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$4,000,000, and all AMR payments cease upon production from the Superior West Project.

In addition, Kennecott will make milestone payments consisting of:

-	US$500,000 upon completion of an OMS or PEA;
-	US$1,000,000 upon completion of a Prefeasibility Study; and
-	US$2,500,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

•

On May 26, 2015 the Company reported the initial NI 43-101 resource estimate and Russian Federation project approvals for the Malmyzh copper-gold porphyry project (see the Section 4D, Strategic Investments, IG Copper LLC for additional discussion). The Malmyzh exploration and mining licenses, located in the Russian Far East, are held by a Joint Venture between IG Copper LLC (“IGC”) (51%) and Freeport-McMoRan Exploration Corporation (“Freeport”) (49%), with IGC operating and managing the project. The Company is IGC’s largest shareholder. EMX’s investment in IGC is in recognition of the significant potential of the district-scale discovery at Malmyzh, as well as IGC’s success in acquiring additional exploration properties in a prospective region under-explored for its porphyry copper-gold potential.

•

On June 11, 2015 the Company announced that pursuant to the Company’s Stock Option Plan, an aggregate of 1,341,500 incentive stock options, exercisable at a price of $0.66 per share for a period of five years, had been granted to officers, directors, employees and consultants of the Company.

•

On July 13, 2015 the Company announced that the National Instrument 43-101 Standards of Disclosure for Mineral Projects technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" (the "Report") dated July 10, 2015 was filed on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

•

On August 4, 2015 the Company announced the signing of an Exploration and Option to Purchase Agreement, through its wholly owned subsidiary BCE, for the Aguila de Cobre porphyry copper project (the "Aguila de Cobre Project") with Kennecott (the “Aguila de Cobre Agreement”). The Aguila de Cobre Project is located approximately 120 kilometers west of Phoenix, Arizona in a relatively un-explored region of the Arizona porphyry copper belt.

Pursuant to the Aguila de Cobre Agreement, Kennecott can earn a 100% interest in the Aguila de Cobre Project by making cash payments and performing exploration as follows (all amounts are US$):

Cash Payments:

-	$25,000 upon execution of the Aguila de Cobre Agreement (firm commitment);
-	$25,000 on the first and second anniversaries of the Agreement;
-	$50,000 on the third anniversary of the Aguila de Cobre Agreement; and
-	$100,000 upon exercise of the Option.

Exploration:

-	Completing $250,000 of exploration expenditures (or paying the Company that amount) by the first anniversary of the Aguila de Cobre Agreement (firm commitment); and
-	Completing an additional $3,750,000 of exploration expenditures (or paying the Company that amount) by the third anniversary of the Aguila de Cobre Agreement.

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

In addition, Kennecott will make milestone payments consisting of:

-	$500,000 upon completion of an OMS or PEA;

-	$500,000 upon completion of a Pre-Feasibility Study; and
-	$1,000,000 upon completion of a Feasibility Study - this payment will be credited against future royalty payments.

•

On October 30, 2015 the Company announced that it had regained 100% control of the Akarca gold-silver project in Turkey (the “Property”). The Company had an agreement with Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, for an option to acquire AES Turkey, a Turkish corporation that controls the property. Çolakoglu advised the Company that it decided to forego exercising the option. Çolakoglu made cash payments of US $350,000 to the Company while advancing the property through substantial exploration and drilling programs, as well as metallurgical and environmental studies.

The Akarca project is a grassroots discovery highlighted by six separate gold-silver mineralized centers occurring within a district-scale area. Exploration completed at the time included 245 core and reverse circulation holes totaling about 26,400 meters of drilling and property-wide geologic mapping, geochemical sampling, and geophysical surveys. This work had been conducted primarily through partner-funded programs totaling over US $13 million that considerably advanced the project.

•

On November 2, 2015 the Company announced the sale of its interests in Haiti to joint venture partner Newmont Ventures Limited (“Newmont” or "NVL"), a wholly owned subsidiary of Newmont Mining Corporation, for a US $4 million (CDN $5.3 million) cash payment and a retained 0.5% NSR royalty interest.

The now terminated EMX-Newmont joint ventures (the “Joint Ventures”) covered six designated exploration areas along a 130 kilometer trend of northern Haiti's Massif du Nord mineral belt. Since 2013, activities in the designated exploration areas were limited to care and maintenance only.

Pursuant to the transaction, Newmont acquired all of the Company's interest in the Research Permit applications on the following terms:

-	Newmont paid US $4 million (CDN $5.3 million) in cash to the Company at closing;
-	The Joint Ventures were terminated;
-	The Company retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas; and
-	The Company retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

•	On November 16, 2015, the Company announced the resignation of Valerie Barlow as Corporate Secretary and the appointment of Kim Casswell in her place.

On November 23, 2015, the Company announced the signing of an Exploration and Option Agreement with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation (the “Black Sea Agreement”), for the Alankoy copper-gold property in northwestern Turkey. Black Sea's option to earn a 100% interest in the subsidiary companies that control the property required work commitments, payments, and annual advance royalties (“AARs”).The Company was to retain a production royalty of 3% for gold, silver, and other precious metals and 2% for all other minerals produced from the project.

•

On November 24, 2015 the Company announced the signing of an Exploration and Option Agreement (the “Hardshell Agreement”), through its wholly owned subsidiary BCE, for the Hardshell Skarn property (the "Hardshell Property") with Arizona Minerals Inc. (“AMI”). The Hardshell Property is located approximately 75 kilometers southeast of Tucson, Arizona within the Patagonia Mountains and is included in Arizona Minerals's Hermosa project.

Pursuant to the Hardshell Agreement, AMI could earn a 100% interest in the Hardshell Property by making cash payments totaling $85,000 (all amounts are US$). Upon exercise of the option the Company will retain a 2% NSR royalty on the Hardshell Property and will receive AAR payments of $5,000 commencing on the first anniversary of the exercise of the option. The royalty is not capped and not subject to buy-down.

•

On December 10, 2015 the Company announced that IGC had advised that an additional license had been granted for the Malmyzh copper-gold porphyry project in Far East Russia. The Malmyzh licenses are held by IGC (51%) and Freeport (49%), with IGC operating and managing the project. The new "Malmzyh Flanks" exploration license expands the Joint Venture's land position covering the Malmyzh district for a total of 226.9 square kilometers, and includes additional areas for potential infrastructure development as well as extensions to known exploration targets. EMX is IGC's largest shareholder.

•

On December 23, 2015 the Company announced it had been advised of the initial shipment of material for processing from the Balya lead-zinc-silver royalty property by owner and operator Dedeman Balya Kursun Cinko Isletmeleri A.S. The Company retains an uncapped 4% net smelter return royalty on the Balya property, which is located in the historic Balya mining district of northwestern Turkey. The Dedeman group (collectively "Dedeman") includes privately-held Turkish mining companies with active operations that produce lead, zinc, silver, and chromite.

Fiscal Year ended December 31, 2016

•

On February 23, 2016 the Company announced the execution of a purchase agreement (the “Golden Predator Agreement”) for net smelter return royalty interests on the Maggie Creek and Afgan gold properties from Golden Predator US Holding Corp. (“Golden Predator”), a wholly-owned subsidiary of Till Capital Ltd. ("TCL"). Golden Predator had a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property, which is located north-northeast of Newmont Mining Corporation's ("Newmont") Gold Quarry open pit operations on the Carlin Trend, and a 1% NSR royalty on all minerals for the Afgan property, which occurs on the Battle Mountain-Eureka Trend. The addition of these two royalty assets strengthened the Company's growing Nevada gold portfolio that includes the Leeville royalty property on the Northern Carlin Trend, as well as the Maggie Creek South royalty property located south-southeast of Gold Quarry.

A summary of the Golden Predator Agreement's commercial terms includes:

-	Purchase by the Company of Golden Predator’s NSR royalties covering the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) properties;
-	Issuance by the Company of 250,000 EMX shares to TCL as consideration for the purchase; and
-	Approval by the TSX-V and NYSE American as a condition precedent to closing the transaction.

•	On March 7, 2016 the Company announced that the purchase of net smelter return royalty interests had been completed for the Maggie Creek and Afgan gold properties from Golden Predator after receiving approvals from the TSX Venture and NYSE American Exchanges.

•	In Q1 2016, EMX sold its 100% controlled Grand Bois project in Haiti, which was outside the Joint Venture with Newmont, to a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

•	On July 25, 2016 the Company reported that IGC advised that approval to advance the Malmyzh copper-gold project had been received from the Government Commission on Monitoring Foreign Investment (the "Commission") chaired by Prime Minister Dmitry Medvedev. The Malmyzh exploration and mining licenses are held by IGC (51%) and Freeport- McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. The Commission's approval marks a pivotal milestone in the development of the Malmzyh project. EMX is IGC’s largest shareholder.

IGC advised that the Commission's approval represents the successful completion of the review process required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). The SIL approval process commenced after the Joint Venture, through its Russian subsidiary Amur Minerals LLC, received certified “on balance C1+C2 reserves” from the GKZ (State Reserves Committee) that exceeded thresholds for both copper and gold defining Malmyzh as a "strategically significant" mineral deposit. EMX emphasizes that the Malmyzh “C1+C2 reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101 or SEC Industry Guide 7. According to IGC, highlights of the Commission's approval included:

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

The conclusion of the SIL process initiated a new, multi-year phase in the project's development, including additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. This next phase of work will ultimately conclude as a detailed "TEO[1] of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining.

[1] Technico-Economicheskiye Obosnovaniye (Technical-Economic Basis)

•

On August 3, 2016, the Company announced the sale of EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property (the “Sisorta Property”) in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, pursuant to a Share Purchase Agreement (the “Sisorta Agreement”) with Bahar.

The Sisorta Agreement provides for Bahar's staged payments to EMX as summarized below (all amounts in USD):

-	$250,000 cash payment to EMX upon closing of the sale.
-	Annual cash payments of $125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production from the Sisorta Property.
-	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the Sisorta Property that is processed on-site (increased to 5% if the ore is processed off-site).
-	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
-	The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar intends to conduct advanced exploration and development work on the Sisorta project.

•

On August 8, 2016 the Company announced the sale of AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project (the “Akarca Property”) in western Turkey, to Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company. The Akarca Property is an EMX grassroots discovery highlighted by six separate gold-silver mineralized centers occurring within a district-scale area.

The terms of the sale provide payments to EMX as summarized below (all dollar amounts in United States dollars and all gold payments can be as gold bullion or the cash equivalent):

-	$2,000,000 cash payment to EMX upon closing of the sale (completed).
-	500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold.
-	7,000 ounces of gold within 30 days after the commencement of commercial production from the Akarca Property provided that prior gold payments will be credited against this payment.
-	250 ounces of gold upon production of 100,000 ounces of gold from the Akarca Property.
-	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Akarca Property.
-	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Akarca Royalty”) for ore mined from the Akarca Property:
-	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Akarca Property.
-	For all production other than gold production: 3.0%.
-	The Akarca Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the Akarca Property during each 12- month period starting on August 5, 2016 until commencement of commercial production.

•

On September 8, 2016 the Company provided an update on exploration results from the Company's spring and summer programs in Norway and Sweden. EMX built a portfolio of exploration projects in Scandinavia, and compiled geologic information and generated drill targets on those properties. Reconnaissance drilling at the Gumsberg Volcanogenic Massive Sulfide (“VMS”) project, located in the prolific Bergslagen district of Sweden, yielded several shallow high grade intercepts of polymetallic mineralization along a > 2 kilometer trend of mineralization.

•

On October 17, 2016 the Company announced the sale of five patented mining claims comprising its Ophir property in Utah (the “Utah Property”), through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott.

Upon closing of the sale of the Utah Property:

-	Kennecott paid EMX US$75,000,
-	EMX retained a 2% NSR royalty, and
-	EMX retains the rights to exploration data generated from the Property.

As a result of the sale, the Ophir property has been added to EMX's royalty portfolio.

•

On October 19, 2016 the Company announced the execution of an Exploration and Option to Purchase Agreement (the "Copper King Agreement"), through its wholly owned subsidiary BCE, for the Copper King porphyry copper project (the “Copper King Project”) with Kennecott. The Copper King Project is located approximately 100 kilometers east of Phoenix, Arizona within the Superior Mining District, and approximately four kilometers northwest of the Resolution porphyry copper deposit.

Pursuant to the Copper King Agreement, Kennecott can earn a 100% interest in the Copper King Project by (a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314 (US$29,314 related to holding costs received), and (b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the Copper King Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the Copper King Project which is not capped or purchasable.

After exercise of the option, AMR payments are due starting at US$100,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$150,000 upon completion of an Order of Magnitude Study ("OMS") or PEA. Kennecott may make a one-time payment of US$3,500,000 to extinguish the obligation to make AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$3,500,000, and all AMR payments cease upon commencement of production from the Project.

In addition, Kennecott will make milestone payments consisting of:

-	US$500,000 upon completion of an OMS or PEA;
-	US$1,000,000 upon completion of a Prefeasibility Study; and
-	US$2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

•

On October 27, 2016 the Company announced that it had entered into an exploration and option agreement (the “Coeur Agreement”), through its wholly-owned subsidiary BCE, with Coeur Explorations, Inc., a subsidiary of Coeur Mining, Inc. (“Coeur”) for the Mineral Hill gold-copper property (“Mineral Hill Property”) in Wyoming. EMX’s Mineral Hill project is held under a pooling agreement with a private group, Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except for the sale of surface rights associated with several patented mining claims.

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

Upon exercise of the option, EMX and MHL will retain a 4% NSR royalty, of which Coeur may purchase up to 1.5% of the NSR royalty if, within sixty days after the completion of a PEA, Coeur purchases the first 0.5% for US$1,000,000. Coeur may purchase an additional 0.5% or 1% of the NSR royalty at any time thereafter for US$2,000,000 per 0.5% interest (maximum total buy down of 1.5%), with EMX and MHL retaining a 2.5% interest.

After the option exercise, EMX and MHL will receive annual advance minimum royalties of US$150,000 and, upon completion of a feasibility study, a milestone payment of US$1,000,000.

•

On November 22, 2016 the Company announced the execution of a definitive agreement with Boreal Metals Corp. (“BMC”), a British Columbia corporation, pursuant to which BMC acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway (the “Scandinavian Properties”). Closing occurred in Q1 2017.

-

At closing, EMX transferred to BMC its entire interest in its wholly-owned subsidiary Iekelvare AB, which owns or will own that portion of the Scandinavian Properties located in Sweden, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns that portion of the Scandinavian Properties located in Norway.

-

At closing, BMC issued to EMX that number of common shares of BMC that represents a 19.9% equity ownership in BMC; BMC had the continuing obligation to issue additional shares of BMC to EMX to maintain its 19.9% interest in BMC, at no additional cost to EMX, until BMC has raised CDN$5,000,000 in equity; thereafter EMX has the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in BMC.

-

EMX will receive an uncapped 3% NSR royalty on each of the Scandinavian Properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty owed to EMX on any given project (leaving EMX with a 2% NSR) by paying EMX US$2,500,000 in cash and shares of BMC. Such buy down is project specific.

-

EMX will receive AAR payments of US$20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that BMC may forgo AAR payments on two of the four Scandinavian Properties in years two and three. Once reaching US$60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

-

EMX will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

-	EMX has the right to one seat on the Board of Directors of BMC.

•

On December 16, 2016 the Company announced that it was changing the ticker symbol of its common shares listed on the NYSE American from EMXX to EMX effective Monday, December 26, 2016. The Company trades on both the TSX Venture and NYSE American exchanges as EMX.

Fiscal Year ended December 31, 2017

•

On January 24, 2017 the Company announced initial results from IGC's fall-winter drill program at the Malmyzh copper- gold porphyry project, including the longest mineralized intercept drilled to date on the property. Drill hole AMM-213 intersected 747.4 meters (108.7-856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) principally hosted in phreatomagmatic breccias and diorite porphyries at the Freedom Northwest prospect (true width). The hole doubled the drilled vertical extent of the Freedom Northwest system, while bottoming in mineralization. In addition, reconnaissance drilling at the Sleeper West prospect intersected a shallow zone of 109 meters averaging 0.58% copper equivalent (0.53% copper and 0.09 g/t gold) starting at 13.5 meters in hole AMM-210 (true width). Freedom Northwest and Sleeper West are not included in the current Malmyzh resource estimate, which underscores the project's additional exploration upside. The Malmyzh exploration and mining licenses are held by IGC (51%) and Freeport- McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. EMX is IGC’s largest shareholder.

•

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

•

On February 8, 2017 the Company announced the receipt of a payment of US $601,825, the cash equivalent of 500 troy ounces of gold, from Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay"), as part of the payment schedule for the Akarca gold-silver project in western Turkey. The Akarca Property was transferred to Çiftay in August, 2016 for a combination of cash, future payment streams denominated in gold bullion, and a royalty interest. Çiftay informed EMX that it had completed an initial 49 hole diamond drill program comprising 6,032 meters on the Akarca Property in the 4th quarter of 2016.

•

On February 28, 2017 the Company announced the execution of an option agreement (the "Copper Springs Agreement"), through its wholly owned subsidiary BCE, for the Copper Springs porphyry copper project ("Copper Springs Project") with Anglo American Exploration (USA), Inc. (“Anglo American”). The Copper Springs Project is located approximately 120 kilometers east of Phoenix, Arizona within the Globe-Miami Mining District.

Pursuant to the Copper Springs Agreement, Anglo American can earn a 100% interest in the Copper Springs Project by (a) reimbursing BCE’s 2016 holding and permitting costs and making annual option payments, together totaling US$447,000, and (b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the Copper Springs Project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US$2,000,000.

After exercise of the option, AMR Payments of US$100,000 are due, commencing on the first anniversary of the exercise of the option. The AMR Payments will increase to US$200,000 upon completion of a Scoping Study or PEA. Anglo American may make a one-time payment of US$3,500,000 to extinguish the obligation to make any post-Scoping Study AMR payments. All AMR Payments cease upon commencement of production from the project.

In addition, Anglo American will make milestone payments consisting of:

-	US$500,000 upon completion of a Scoping Study or PEA;
-	US$1,000,000 upon completion of a Prefeasibility Study; and
-	US$2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

Anglo American will manage and operate the Copper Springs Project.

•

On April 12, 2017 the Company announced the completion of a non-brokered private placement (all dollar amounts in CDN). The Company raised $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per unit. Each unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019. Fees were paid on a portion of the Private Placement. The fees consisted of 246,604 units (6% of the units sold to investors introduced by finders) issued to Sprott Global Resource Investments, Ltd. (219,424 units), Sprott Private Wealth LP (15,000 units), Haywood Securities Inc. (10,380 units) and Mackie Research Capital Corporation (1,800 units). Insiders of the Company purchased 89,230 units and Pro Group members a further 19,000 units.

•	On May 3, 2017 the Company announced the appointment of Mr. Thomas G. Mair as General Manager of Corporate Development.

•	On July 17, 2017 the Company announced a name change from Eurasian Minerals Inc. to EMX Royalty Corporation effective July 19, 2017 to better reflect the nature of its business.

•

On July 25, 2017 the Company announced IGC's 2017 drill results from the Malmyzh copper-gold porphyry project's Freedom Northwest prospect, including an intercept of 417.3 meters (219.4-636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), including a higher grade sub-interval of 142.6 meters (255.4-398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) from hole AMM-216 (true widths). The mineralization is principally hosted in magmatic-hydrothermal breccias. The ongoing exploration program at Freedom Northwest represents the first deep drill testing at Malmyzh, as previous drilling has been concentrated on shallow mineralization throughout the district. Freedom Northwest is not included in the current Malmyzh resource estimate, which further emphasizes the project's exploration upside. EMX is IGC’s largest shareholder.

•

On August 4, 2017, EMX received a payment of US$634,015, the cash equivalent of 500 troy ounces of gold as the second gold bullion payment, from Çiftay, as part of the payment schedule for the Akarca gold-silver project in western Turkey. The Akarca Property was transferred to Çiftay in August, 2016 for a combination of cash, future payment streams denominated in gold bullion, and a royalty interest.

•

On September 19, 2017 the Company announced that Koonenberry Gold Pty Ltd. (“KNB”) had completed the earn-in requirements under the Exploration and Option Agreement (the “Koonenberry Agreement”) dated January 31, 2014 between North Queensland Mining Pty Ltd. (“NQM”) and the Company, and had elected to acquire EMX’s Koonenberry exploration licenses (the "Koonenberry Project") in New South Wales, Australia. KNB is the successor in interest to NQM under the Koonenberry Agreement. In accordance with the Koonenberry Agreement, EMX has transferred its wholly-owned subsidiary EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB, a private Australian company formed for the sole purpose of developing the project. EMX has retained a 3% production royalty on all future production from the Koonenberry licenses. As a result of this transaction, all of EMX’s interests in the Koonenberry Project have been converted to retained royalty interests.

•

On December 4, 2017 the Company announced the execution of an option agreement (the "Sienna Agreement") for the Slättberg project (the "Slättberg Project") with Sienna Resources Inc. (“Sienna”) (TSX Venture: SIE). The Sienna Agreement provides EMX with immediate share equity in Sienna, and upon Sienna's earn-in through work commitments, additional share equity and a 3% NSR royalty on the Slättberg Project. The Slättberg Project hosts nickel-copper-cobalt enriched massive sulfide mineralization and is located approximately 25 kilometers northwest of Falun, Sweden.

Pursuant to the Sienna Agreement, Sienna can earn 100% interest in the Slättberg Project by the issuance of shares to EMX and performance of work during the one-year option period, as described below:

-	On signing the agreement, Sienna issued to EMX 3 million common shares of Sienna stock.
-	As a condition to the exercise of the option, Sienna must undertake work commitments of at least $500,000 on the Project, including drilling of at least 750 meters.
-	Upon exercise of the option, Sienna will issue to EMX an additional 3 million shares of Sienna stock, and EMX will receive a 3% NSR royalty on the properties comprising the Project.
-	Within six years of the execution of the agreement, Sienna may purchase 0.5% of the NSR royalty for $1,500,000, leaving EMX with a 2.5% NSR royalty.
-

After exercise of the option, Sienna will use commercially reasonable efforts to raise $3,000,000 for development of the project and other activities. Once Sienna has raised that amount, Sienna will issue an additional 4 million shares to EMX. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its interest in Sienna.

•

On December 18, 2017 the Company announced the execution of an option agreement (the "Antofagasta Agreement") through its wholly owned subsidiary BCE, for the Greenwood Peak copper porphyry project (the "Greenwood Peak Project") with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”). The Greenwood Peak Project, located approximately 175 kilometers northwest of Phoenix, Arizona, contains a copper porphyry target concealed beneath younger gravels and basin fill sediments.

Pursuant to the Antofagasta Agreement, Antofagasta can earn 100% interest in the Greenwood Peak Project by a) Reimbursing BCE’s acquisition costs and making annual option payments, together totaling US$630,000; and b) Completing US$4,500,000 in work expenditures within the five year option period. BCE will be the operator of the Project for Antofagasta. Upon exercise of the option EMX will retain a 2% NSR royalty on the Project, which is not capped and not subject to buy-down. After exercise of the option, AAR payments are due starting at US$100,000 on the first anniversary of the exercise of the option, and will increase to US$175,000 upon completion of a scoping study for the Project. Antofagasta may make a one-time payment of US$4,000,000 to extinguish the obligation to make AAR payments after completion of the scoping study. All AAR payments are recoupable against royalty payments owed to EMX.

Antofagasta will also make project milestone payments consisting of:

-	US$500,000 upon completion of a scoping study;
-	US$1,000,000 upon completion of a pre-feasibility study; and
-	US$2,000,000 upon completion of a feasibility study.

The feasibility milestone payment is recoupable against royalty payments owed to EMX.

Subsequent to Year Ended 2017

•

•On January 16, 2018 EMX announced that the execution of a definitive agreement (the "Boreal Agreement") for the sale of the Modum cobalt project (the "Modum Project") in Norway to Boreal Metals Corp. (“Boreal”) (TSX Venture: BMX). The agreement provides EMX with additional share equity in Boreal, a 3% NSR royalty on the project, and advance annual royalty payments. The Modum Project is located in southern Norway’s Modum mining district, ~75 kilometers west of Oslo. The project partially surrounds the historic Skuterud mine property, which was Europe’s principal producer of cobalt from the late eighteenth through nineteenth centuries.

Pursuant to the Boreal Agreement, Boreal can acquire 100% interest in the Modum Project according to the following terms:

-

At closing, Boreal will issue to EMX 1,324,181 common shares of Boreal that will bring EMX’s share of equity ownership in Boreal to 19.9%. EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in Boreal.

-	At closing, EMX will transfer its Modum exploration licenses to Boreal.

-

EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by Boreal on or before the fifth anniversary of the closing date in 0.5% increments for a total of US $2,500,000 in cash and common shares of Boreal stock.

-

EMX will receive AAR payments, with an initial US $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by US $5,000 per year until reaching US $60,000 per year. Once reaching US $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

•

On February 5, 2018, EMX received a payment of US$665,525 as the cash equivalent to the third 500 ounce gold bullion payment from Çiftay, as part of the payment schedule for the Akarca gold-silver project in western Turkey. The Akarca Property was transferred to Çiftay in August, 2016 for a combination of cash, future payment streams denominated in gold bullion, and a royalty interest. Receipt of this third payment leaves a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX.

•

On February 8, 2018 the Company announced the execution of an option agreement (the "Kennecott Agreement"), through its wholly owned subsidiary BCE, for the Buckhorn Creek copper porphyry project (the "Buckhorn Creek Project") with Kennecott. The Kennecott Agreement provides for work commitments as well as cash payments to EMX during Kennecott's earn-in period, and upon earn-in, a 2% NSR royalty interest in addition to pre-production and milestone payments to EMX's benefit. The Buckhorn Creek Project is located in north-central Arizona, approximately 70 kilometers north of Phoenix, and lies in the greater Castle Creek Mining District.

Pursuant to the Kennecott Agreement, Kennecott can earn 100% interest in the Buckhorn Creek Project by: (a) making a US $30,000 payment upon execution of the agreement and making subsequent option payments, together totaling US $550,000, and (b) completing US $4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable.

After exercise of the option, annual advance minimum royalty (“AMR”) payments are due starting at US $100,000 and increasing to US $150,000 upon completion of an Order of Magnitude Study ("OMS") or PEA. Kennecott may make a one-time payment of US $3,500,000 to extinguish the obligation to make AMR payments. All AMR payments cease upon commencement of production from the project.

In addition, Kennecott will make milestone payments consisting of:

-	US $500,000 upon completion of an OMS or PEA,
-	US $1,000,000 upon completion of a Prefeasibility Study, and
-	US $2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

•

On February 9, 2018 the Company announced the execution of a purchase agreement (the "BEMC Agreement") for the Guldgruvan cobalt project (the "Guldgruvan Project") in Sweden with Boreal Energy Metals Corporation (“BEMC”), a newly created and wholly owned subsidiary of Boreal Metals Corporation (“Boreal”) (TSX Venture: BMX). The BEMC Agreement provides EMX with immediate share equity in BEMC, a 3% NSR royalty on the Project, and annual advance royalty payments. The Guldgruvan Project is located in Sweden’s Los mining district, a significant historic producer of cobalt and nickel. The Los District was a key source of cobalt locally used for pigments in the 17th and 18th centuries, and is the discovery locality of nickel.

Pursuant to the Agreement, the Guldgruvan nr 101 license will be transferred to BEMC in exchange for the issuance of shares of BEMC, a royalty interest on the Guldgruvan Project, and other considerations according to the terms described below:

-

At closing, BEMC will issue to EMX that number of common shares of BEMC that represents a 5.9% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

-

EMX will receive an uncapped 3% NSR royalty on the project. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR) by paying EMX US $2,500,000 in cash and shares of BEMC.

-

EMX will receive AAR payments of US $20,000 commencing on the second anniversary of the closing, with each AAR payment increasing by US $5,000 per year until reaching US $60,000 per year. Once reaching US $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

-	EMX will also be reimbursed for its acquisition costs and previous expenditures on the project.
-	The issuance of BEMC shares to EMX, as set forth in the Agreement, is subject to TSX Venture Exchange approval.

4.B. BUSINESS OVERVIEW

EMX is principally in the business of exploring for, and generating royalties from minerals properties, as well as identifying mineral property royalty opportunities for purchase. Under the royalty generation business model, the Company acquires and advances early-stage mineral exploration projects and then sells the projects to, and thereby forms relationships with, other parties in consideration of a retained royalty interest, as well as annual advance royalty and other pre-production cash or share payments and work commitments. Through its various agreements, EMX may also provide technical and commercial assistance to such companies as the projects advance. By selling interests in its projects to third parties for a royalty interest, EMX:

(a)	reduces its exposure to the costs and risks associated with mineral exploration and project development,

(b)	receives near term cash flow from scheduled pre-production and milestone based bonus payments,

(c)	maintains the opportunity to participate in exploration upside, and

(d)	develops a pipeline for potential production royalty payments and associated greenfields discoveries in the future.

This approach helps preserve the Company’s treasury, which can be utilized for further project acquisitions and other business initiatives.

The Company’s royalty and royalty generation exploration portfolio consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. EMX started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion Monarch” or “BULM”).

Strategic investments are an important complement to the Company’s royalty acquisition and royalty generation initiatives. These investments are made in under-valued exploration companies identified by the Company. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

Government Regulation and Environmental Protection

The Company’s current exploration activities are conducted in North America, Turkey, Europe, Australia and New Zealand. Such activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining industry. Changes in these regulations or shifts in political attitudes are beyond EMX’s control and may adversely affect EMX’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, income taxes, expropriation of property, repatriation of funds, environmental legislation and mine safety.

The mining industry is also subject to extensive and varying environmental regulations in each of the jurisdictions in which EMX operates. Environmental regulations establish standards respecting health, safety and environmental matters and place restrictions on toxins resulting from mining activities. These regulations can have an impact on the selection of mining projects and facilities, potentially resulting in increased capital expenditures by EMX or its joint venture partners. In addition, environmental legislation may require certain projects to be abandoned and sites reclaimed to the satisfaction of local authorities. EMX is committed to complying with environmental and operation legislation wherever it operates.

The Company’s current or future operations, including exploration and development activities on its properties, require permits from various governmental authorities, and such operations are, and will be, governed by laws and regulations governing exploration, development, taxes, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters. Compliance with these requirements may prove to be difficult and expensive. While EMX has properties in numerous jurisdictions, its most advanced projects are located in Turkey and the United States.

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

There are two types of licenses granted for the exploration and operation of mines and one type of operation permit under the Turkish Mining Law, as follows: Group II (b), Group III, Group IV minerals at the first stage require general exploration licenses. Group V minerals require exploration certificates. Group I and Group II (a) and (c) are directly granted with operation licenses.

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

______________________________________________________
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

Environmental Regulation

In Turkey, where EMX’s most advanced projects are located, both the level of environmental regulation and its enforcement have become more stringent in recent years. Mining operations are subject to environmental laws and regulations promulgated by the Turkish Ministry of Environment and Urban Planning, the Ministry of Forestry and Water Works and regional and local authorities. The Turkish Mining Law amended in 2015 has brought more detailed provisions to the mining activities for the compliance of environmental rules. The Regulation on Environmental Impact Assessments, for example, requires any entity that is involved in activities that could have an environmental impact to prepare a Report of Environmental Impact Assessment or a Project Information File. No approvals, permits, incentives, or construction and occupancy licenses may be granted, nor any investments made, nor any tenders awarded for these projects unless and until the Turkish Ministry of Environment and Urban Planning issues a positive assessment of the environmental impact of the subject activities. The Turkish environmental laws and regulations also require certain businesses to comply with ongoing requirements to reduce the environmental impact of certain operations and activities, which also include mining activities. In addition, in Turkey, the issue of allocation of environmentally sensitive areas such as forest areas, hunting areas, special protection areas, national parks and agriculture areas for the granting of licenses for activities to be carried out in such areas is also regulated and is under the supervision of the Turkish Ministry of Forestry and Water Works.

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

Commercial Regulation

The Turkish Commercial Code numbered 6762, which was in effect as of 1957, has been amended substantially with the new Turkish Commercial Code numbered 6102 (the “New Turkish Commercial Code”). The New Turkish Commercial Code came into force on July 1, 2012. The New Turkish Commercial Code is intended to provide for institutionalization, increased competitive power and the establishment of increased public confidence, corporate governance and transparency, The code permits joint stock companies and limited liability companies to be established with only one shareholder and with one board member.

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

EMX cannot predict the outcome of each effect of the New Turkish Code, and compliance with these requirements may prove to be difficult and expensive.

Repatriation of Earnings

Currently, there are no restrictions on the repatriation of earnings or capital to foreign entities from Turkey, where the Company’s most advanced projects are located. However, there can be no assurance that any such restrictions on repatriation of earnings or capital from Turkey or any other country where we may invest will not be imposed in the future.

Governmental Regulation in the United States

Mining Regulation

Mining activities in the United States are subject to numerous federal, state and local laws and regulations. At the federal level, mines are subject to inspection and regulation by the United States Mine Safety and Health Administration (“MSHA”) under provisions of the Federal Mine Safety and Health Act of 1977. The Occupation Safety and Health Administration also has jurisdiction over certain safety and health standards not covered by MSHA. Mining operations and all proposed exploration and development require a variety of permits. In addition, any mining operations occurring on federal property are subject to regulation and inspection by the United States Bureau of Land Management (“BLM”). The Company’s current projects are also subject to state and local laws and regulations in Arizona, Nevada, Utah and Wyoming.

Environmental Regulation

The Company’s exploration, mining and processing operations are subject to various federal, state and local laws and regulations governing prospecting, exploration, development, production, labor standards, occupational health, mine safety, control of toxic substances, and other matters involving environmental protection and employment. United States environmental protection laws address the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes, among other things.

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

Specialized Skill and Knowledge

All aspects of EMX’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration industry is intense. EMX competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power – all of which are readily available on or near its properties – EMX does not require any raw materials with which to carry out its business.

Intangible Property

EMX does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

The Company’s royalty and prospect generator business model is cyclical and is impacted by commodity prices and cycles; however, its business is not seasonal.

Economic Dependence

Other than the contracts disclosed in this Form 20-F, the Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of the Company’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, EMX expects this evolution (which affects most mineral exploration companies) might result in increased costs.

Employees

At December 31, 2017, EMX had 39 employees and consultants working at various locations throughout the world.

Foreign Operations

Many of the Company’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective.

Bankruptcy Reorganizations

There have not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against EMX within the three most recently completed financial years or the current financial year.

Material Reorganizations

There has not been any material reorganization of EMX or its subsidiaries within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

EMX has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

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

EMX will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2.    Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders on whom the Company’s exploration and development programs may impact is considered an important part of the long-term investment that the Company is planning in its exploration programs in North America, Turkey, Europe, Australia, and the Asia-Pacific region.

EMX recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

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

In these respects, EMX will work actively and transparently with governmental authorities, other elected parties, nongovernmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

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

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labor, health and safety and good international industry practices are implemented and maintained by EMX, including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labor or forced labor.

The Company’s aim is at all times to achieve zero lost-time injuries and fatalities.

4.    Development Stage Environmental and Social Management Policy

EMX will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

United States vs. Foreign Sales/Assets

At December 31, 2017, 2016, and 2015, the Company’s assets were located in North America, Turkey, Europe, Haiti, Australia and New Zealand.

4.C. Organization Structure

The following table sets out the name, jurisdiction of incorporation and percentage ownership in each of the Company’s significant subsidiaries:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Waikato Gold Limited	NewZealand	100%

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

An inferred resource is that part of a mineral resource for which quantity and grade are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade continuity. It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration. Inferred resources must not be included in the economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of gold and silver resources expressed in ounces, or copper, lead, and zinc resources expressed in pounds or tonnes in the mineral resource categories in this document is in compliance with Canadian NI 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Corporations Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization. See “Cautionary Note To United States Investors Regarding Reserve And Resource Information”.

EMX has been generating exploration projects for over fourteen years. Even if the Company completes its programs on its exploration properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit for further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property. In order to balance this risk, EMX focuses on entering into agreements with other parties to convert its royalty generation exploration assets into royalty interests with partners advancing the projects. EMX also looks to purchase royalty properties in the open market to help accelerate revenue streams.

EMX has built a portfolio of precious metal, base metal, and polymetallic mineral property and royalty interests that spans five continents and covers over 1.5 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining exposure to exploration upside as projects are advanced by the operators and partners. The Company supplements mineral property revenue streams and value creation by making strategic investments in companies with under-valued mineral property assets that provide shareholders with upside potential from exit strategies can include royalty positions, equity sales, or a combination of both.

EMX has a material interest in the Leeville royalty property located in Nevada's Northern Carlin Trend. Additional property descriptions are included in this report, but the Company does not consider that individually these properties are material at this time. The Company also has a material equity investment in IG Copper LLC, a private company that has exploration property interests located in the Russian Far East.

Leeville and Royalty Property Overview

The Leeville royalty property is a material EMX asset acquired in the 2012 merger with Bullion Monarch that covers portions of Newmont Mining Corporation’s Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend. The Leeville 1% gross smelter return ("GSR") royalty paid approximately US$1.86 million during the 12 months ending December 31, 2017, which included settlement of prior year production payments due. Royalty production reported by Newmont for 2017 totaled 1,308 troy ounces of gold that were principally sourced from the Leeville (58%) and Turf underground operations (42%), with negligible contributions from other Newmont operations. The average realized gold price from the Leeville royalty in 2017 was approximately US$1,255 per troy ounce. Newmont has stated that its Turf Vent Shaft Project, which was commissioned in November 2015, will provide the ventilation required to “increase production” and “unlock” additional resources at “greater Leeville”. As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact has been or will be. Newmont also reported ongoing exploration successes at Four Corners, as well as along the Rita K and Full House gold mineralized corridor which is partially covered by the Leeville royalty. These ongoing Newmont exploration successes underscore the prospectivity of the Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South royalty property was also acquired in the 2012 merger with Bullion Monarch. The Maggie Creek royalty property is one of two royalties acquired from Golden Predator Corp ("Golden Predator") (TSX-V: GPY) in 2016. The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within ~1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX’s Carlin Trend royalty properties, the Company has important royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Norway, Sweden, and Haiti including:

  Arizona Mining Inc. ("AMI") (TSX: AZ) continued to advance the Hermosa property's Taylor discovery that is directly north of EMX's Hardshell Skarn royalty claim block. AMI released an updated mineral resource and PEA study for the Hermosa project in 2017 (see AMI news release dated April 3, 2017).

  EMX received pre-production and royalty payments from its Turkish portfolio in 2017, including the initial two pre- production payments from the Akarca project totaling US$1,235,840 (the cash equivalent of 1,000 troy ounces of gold). As a subsequent event, EMX received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the Akarca agreement. Receipt of this third payment leaves a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX on a schedule of 500 ounces every six months. EMX also received the first royalty payment from the Balya property in 2017. The Company anticipates ongoing payments from Akarca and Balya, as well as advancement of the other Turkish assets in 2018.

  EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers the Timok Project's Cukaru Peki copper-gold deposit, which is being advanced by Nevsun Resources Ltd. ("Nevsun") (TSX: NSU). Cukaru Peki's high grade massive sulfide Upper Zone had a positive PEA and updated resource completed in 2017 (see Nevsun news release dated October 26, 2017). According to Nevsun, "key activities" for 2018 include the completion of the Upper Zone prefeasibility study and commencement of an exploration decline once permits are received (see Nevsun news release dated January 31, 2018). Nevsun states that Lower Zone porphyry exploration drilling program will continue in 2018.

  In Scandinavia, EMX closed the sale of four exploration properties in Norway and Sweden in early 2017 to Boreal Metals Corp. ("Boreal") for a 3% NSR royalty, a 19.9% Boreal equity interest, and other considerations. Also in 2017, EMX optioned the Slättberg nickel-copper-cobalt project in Sweden to Sienna Resources Inc. (“Sienna”) (TSX-V: SIE) for immediate share equity in Sienna, and upon Sienna's earn-in through work commitments, additional share equity and a 3% NSR royalty on the project. The Viscaria copper royalty property in Sweden, acquired in 2010, was advanced by Sunstone Metals Ltd. (ASX: STM) (name changed from Avalon Minerals Ltd. in Q3 2017) with ongoing Environmental Impact Statement Assessment (“EISA”) studies and exploration drilling.

  All of EMX's interests in Haiti have been converted into NSR royalties, with the sale of joint venture interests to Newmont in 2015 for a US$4 million cash payment as well as a 0.5% NSR royalty, and the 2016 sale of the Grand Bois property to a privately held corporation for a retained 0.5% NSR royalty interest.

EMX’s other properties that are either optioned or have been sold include EMX royalty options. Many of these properties provide milestone and advance minimum royalty ("AMR") or advance annual royalty ("AAR") payments that generate early revenue streams to EMX’s benefit prior to production. Additional details on EMX’s royalty and royalty generation property portfolio are included in the following sections.

North America

EMX’s portfolio in North America totals 40 royalty and royalty generation properties covering more than 47,000 hectares. There are 16 royalty properties, including the producing Leeville royalty (see above section), that are being advanced by their respective operating companies, and 24 royalty generation properties available for partnership in Arizona, Nevada, Utah, and Wyoming. The royalty generation properties are advanced through wholly-owned subsidiary BCE, and include porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and high-grade gold-silver vein projects.

The Company’s 2017 work focused on advancing partner funded projects, executing new agreements for available projects, generative exploration, identifying royalty assets for purchase, and growing the portfolio by acquiring new properties on open ground. EMX is in discussions with multiple potential partners for the available North American properties, as well as for regional exploration alliances.

Maggie Creek and Maggie Creek South Properties

The Maggie Creek gold property is located approximately two kilometers north-northeast of Newmont's Gold Quarry mining operation on the Carlin Trend. EMX purchased the Maggie Creek 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals from Golden Predator in 2016. The Maggie Creek royalty property covers approximately 7.2 square kilometers and is controlled by Renaissance Gold Inc. Maggie Creek occurs along the northeast projection of the Gold Quarry fault zone, which is an important mineralizing control at the Gold Quarry mine. Renaissance did not report of any work completed on the project in 2017.

EMX's Maggie Creek South 3% NSR royalty was acquired in 2012. Maggie Creek South occurs approximately 1.5 kilometers south-southeast of Gold Quarry, and covers about 5.2 square kilometers of ground controlled by Newmont. Maggie Creek South occurs on the southeast projection of the Good Hope fault trend, which has an alignment of deposits along its length including Mike, Tusc, Mac, and Gold Quarry, as well as the down-dip projection of favorable host rocks (see EMX news release dated February 23, 2016). EMX is not aware of any work conducted by Newmont on the property during 2017.

Afgan Property

The Afgan gold property is located about 40 kilometers northwest of Eureka, Nevada on the Battle Mountain-Eureka Trend.

EMX purchased the Afgan 1% NSR royalty as part of the 2016 Golden Predator transaction that also included the Maggie Creek royalty (see above section). The Afgan unpatented lode mining claim block is controlled by McEwen Mining Inc. ("McEwen Mining") (TSX: MUX, NYSE: MUX). The property hosts a semi-continuous, 1,050 by 450 meter, north-northwest oriented zone of oxide gold mineralization delineated by historic drilling programs and hosting a historic resource (see EMX news release dated February 23, 2016). McEwen Mining did not report any work completed on the project in 2017.

Cathedral Well Property

The Cathedral Well gold project is located at the southern end of the Battle Mountain-Eureka gold trend and surrounds most of the historic Green Springs mine.

EMX executed an Option Agreement with Ely Gold Inc. for the Cathedral Well property in 2014 for staged option payments and a 2.5% NSR royalty interest, inclusive of an underlying 0.5% NSR. Ely Gold completed their earn-in for the property in November of 2016 through a trade with EMX, whereby a subsidiary of Ely Gold executed a quit claim deed for 36 mining claims adjacent to EMX’s Spring Canyon property in Nevada in lieu of its last US$25,000 option payment. In December 2016, Ely Gold announced it had optioned the property to Colorado Resources Ltd. (TSX-V: CXO). Both the property and agreement remained in good standing during 2017.

Hardshell Skarn Property

The Hardshell Skarn lead-zinc-silver property is located approximately 75 kilometers southeast of Tucson, Arizona. The property is included as part of Arizona Mining Inc.'s ("Arizona Mining" or "AMI”) Hermosa project. EMX's early stage exploration programs targeted base and precious metals mineralization hosted in skarn and replacement bodies within a series of Paleozoic limestones.

An Exploration and Option Agreement was executed in 2015 for the Hardshell Skarn project with Arizona Mining. In 2017, Arizona Mining earned 100% interest in the project under the agreement by accelerating and completing the required US$85,000 in cash payments. EMX now retains a 2% NSR royalty on the property that is not capped nor subject to buy-down, and also will receive annual advanced royalty payments.

During 2017, AMI continued to advance the Hermosa property's Taylor discovery that is directly north of EMX's Hardshell Skarn royalty claim block (the "royalty claim block"). AMI's work included exploration and drill programs at the Taylor Deeps discovery. In Q3, EMX announced results from two AMI angle diamond drill holes that intersected mineralization within the royalty claim block, including intercepts of 32 feet (3170-3202 ft) averaging 12.21% zinc, 8.19% lead, and 2.25 oz/ton silver in hole HDS-353 (true width) (last 3 feet of intercept within the claim block) and 25 feet (2948.5 -2973.5 ft) averaging 1.47% zinc, 1.95% lead, and 4.15 oz/ton silver in hole HDS-380 (true width ~90%) (intercept entirely within the claim block) (see EMX news release dated August 30, 2017). AMI describes the HDS-353 and HDS-380 intercepts as "Taylor Sulfide" mineralization. Also in 2017, AMI announced the results from its PEA for the Taylor Sulfide deposit (see AMI news release dated April 3, 2017).

Greenwood Peak Property

The Greenwood Peak copper porphyry project, located approximately 175 kilometers northwest of Phoenix, Arizona, contains a copper porphyry target beneath younger gravels and basin fill sediments.

EMX executed an Option Agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) (LSE: Anto) in late 2017 for Greenwood Peak (see EMX news release dated December 18, 2017). Antofagasta can earn 100% interest in the project by: a) reimbursing EMX’s acquisition costs and making annual option payments, together totaling US$630,000, and b) completing US$4,500,000 in work expenditures within the five year option period. Upon exercise of the option EMX will retain a 2% NSR royalty on the project, which is not capped and not subject to buy-down. After exercise of the option, annual advance royalty and milestone payments will be due to EMX.

The Greenwood Peak project is fully permitted, and Antofagasta commenced a reconnaissance drill program in December, 2017 to test concealed supergene and hypogene copper porphyry targets.

Copper King Property

The Copper King porphyry copper-molybdenum project is located approximately four kilometers northwest of the Resolution porphyry copper deposit in the Superior (Pioneer) mining district of Arizona.

In 2016, EMX executed an Exploration and Option to Purchase Agreement with Kennecott Exploration Company ("Kennecott"), part of the Rio Tinto Group, for Copper King (see EMX news release dated October 19, 2016). Pursuant to the agreement, Kennecott can earn 100% interest in the project by a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314, and b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped and not subject to buy-down. After exercise of the option, annual AMR and milestone payments will be due to EMX.

During 2017, Kennecott funded work at Copper King included geologic mapping, geochemical sampling, a magnetotelluric geophysical survey, and one drill hole to test the deep, western edge of a concealed porphyry copper target.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona and Resolution Copper’s property. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein.

EMX executed an Exploration and Option to Purchase Agreement with Kennecott for the Superior West project in 2015. Kennecott may earn 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments (see EMX news release dated May 4, 2015).

During 2017, Kennecott funded work included additional magnetotelluric geophysical surveys, further consolidating the project's land position, the identification of priority porphyry targets for follow-up, and completion of cultural (archaeological) and biological surveys to permit 15 additional drill sites that were added as options to the project's Plan of Operations.

Buckhorn Creek Property

The Buckhorn Creek project is located in north-central Arizona's greater Castle Creek Mining District. The project lies within a highly extended belt of rocks that include multiple outcrops of porphyry-related alteration and mineralization. EMX’s work on the property led to the recognition of an un-tested porphyry target situated to the east of altered outcrops, and concealed beneath volcanic and sedimentary cover rocks.

As a subsequent event in February 2018, EMX executed an Option Agreement with Kennecott. Kennecott can earn 100% interest in the project by: a) making annual option payments totaling US$550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement (see EMX news release dated February 8, 2018). Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

Kennecott is currently conducting a geologic mapping and sampling program in anticipation of an initial drill test.

Copper Springs Property

The Copper Springs project is located in the southern part of Arizona's Globe-Miami mining district. EMX's work and geologic interpretations led to the recognition that the property covers a previously unrecognized porphyry trend that crosses largely untested, structurally down-dropped blocks concealed beneath younger basin fill.

In 2017, EMX executed an Option Agreement for Copper Springs with Anglo American Exploration (USA), Inc. (“Anglo American”) (see EMX news release dated February 28, 2017). Anglo American can earn 100% interest in the project by: a) reimbursing 2016 holding and permitting costs and making annual option payments, together totaling US$447,000, and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US$2,000,000. After exercise of the option, annual AMR payments and milestone payments will be due to EMX.

Anglo American funded work during 2017 included expanding the project's land position, the completion of a property-wide aeromagnetic survey, and the commencement of a two-hole reconnaissance drill program in December to test concealed porphyry targets.

Mineral Hill Property

The Mineral Hill gold-copper project is located in the Black Hills of Wyoming, approximately 20 kilometers west of the Wharf mine in South Dakota. The project is centered on an Eocene age alkaline intrusive complex consisting of an outer ring complex, interior intrusive complex, and interior breccia zone. Historic small scale production in the project vicinity occurred between the 1870’s and 1930’s, and principally was sourced from alluvial gold in drainages, gold and silver mineralization at the Treadwell Mine, and gold and copper mineralization near the Interocean Mine.

EMX entered into an Exploration and Option Agreement with Coeur Explorations, Inc. (“Coeur”), a subsidiary of Coeur Inc. for Mineral Hill in 2016 (see EMX news release dated October 27, 2016). The project is held under a pooling agreement with Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except the sale of surface rights associated with patented mining claims held by MHL. Coeur may earn a 100% interest in the project by a) making option payments totaling US$435,000 (US$10,000 received upon execution), b) making exploration expenditures totaling US$1,550,000 and c) paying US$250,000 upon exercise of the option, with EMX and MHL retaining a 4% NSR royalty and receiving annual advance minimum royalty payments and a milestone payment upon completion of a feasibility study. Coeur may purchase up to 1.5% of the NSR royalty for US$5,000,000 if the first increment is purchased within 60 days of the completion of a PEA.

In 2017, Coeur expanded the property position by staking new claims, conducted geologic mapping and geochemical sampling work, and began permitting for an anticipated drill program on US Forest Service land.

Ophir Royalty Property

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

In 2016, EMX sold the five patented mining claims comprising the Ophir property to Kennecott. EMX received US$75,000 in cash upon closing and retained a 2% NSR royalty interest from the sale (see EMX news release dated October 17, 2016). Kennecott advises that in 2017 the claims were maintained and that the property is in good standing.

Yerington West Property

The Yerington West property, located in the Yerington mining district of west-central Nevada, contains porphyry copper-molybdenum and copper-iron skarn targets beneath post-mineral cover rocks. Yerington West is under a 2009 Option Agreement. The agreement was originally with Entrée Gold Inc. ("Entrée"), and now is with Mason Resources Corp. ("Mason") (TSX: MNR) as a result of a 2017 "spin out" whereby Entrée transferred the Ann Mason project, which includes EMX's Yerington West property, into Mason, a newly incorporated company.

Under the agreement, Mason can earn up to an 80% interest in the project by a) incurring expenditures, making cash payments, and issuing shares of the Company within three years (completed by Entrée), b) making advance royalty payments; and c) delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once earn-in has been completed, EMX can convert its interest to a 2.5% NSR royalty. Mason has the option to buy down 1.5% of the NSR royalty for US$4.5 million.

An updated PEA for the Ann Mason project was announced in March 2017, with the Blue Hill and Ann Mason deposits outlined ~1.5 to 3 kilometers east-northeast of EMX's block of 216 unpatented claims (see Mason news release dated May 10, 2017 and SEDAR filed technical report). EMX's claims and the option agreement with Mason remained in good standing during 2017.

Red Top Property

The Red Top property is a porphyry copper-molybdenum project located in the Globe-Miami mining district of Arizona.

EMX executed an Option Purchase Agreement in 2013 with Desert Star Resources Ltd. ("Desert Star") whereby Desert Star could acquire a 100% interest in the project for cash, shares, and work commitments, after which EMX would retain a 2.5% NSR royalty. Desert Star advanced the project with geologic and alteration mapping, geophysical studies, and drill permitting. The project returned to 100% EMX control after Desert Star elected to terminate its option for the property in January of 2017.

The Red Top property is currently permitted for drill testing and available for partnership.

Other Work Conducted by EMX in the U.S.

EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah. EMX acquired the following properties in 2017 by staking on open ground: 1) the Swift and Selena gold projects in Nevada, and the 2) the Ripsey West, Dragon's Tail, Spike E Hills, and Midnight Juniper copper projects in Arizona. The Swift and Midnight Juniper projects represent large, highly prospective land positions and are located within world class mining districts (Cortez-Pipeline and Morenci districts, respectively).

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Turkey

EMX has royalty and royalty generation property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Five of the seven EMX projects in Turkey are operated by partner companies. EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, to manage EMX's interests in Turkey.

Akarca Property

The Akarca royalty property covers an epithermal gold-silver district located in the Western Anatolia mineral belt that was discovered by EMX in 2006. The project has six zones of gold-silver mineralization defined by drilling, geologic mapping, geochemical sampling, and geophysical survey programs principally funded by partner companies.

In 2016, EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company (see EMX news release dated August 8, 2016). Commercial terms of the sale provide payments to EMX as summarized below (gold payments can be as gold bullion or the cash equivalent):

  US$2,000,000 cash payment to EMX upon closing of the sale (completed).

  500 ounces of gold every six months commencing February 2, 2017 up to a cumulative total of 7,000 ounces of gold. By year-end 2017, the following 500 ounce cash equivalent payment have been made to EMX: US$601,825 in February 2017, US$634,825 in July 2017, and US$665,525 in February 2018. Receipt of these payments leaves a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX.

  7,000 ounces of gold within 30 days after the commencement of commercial production from the property provided that prior gold payments will be credited against this payment.

  250 ounces of gold upon production of 100,000 ounces of gold.

•	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold.

•	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”):

—	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces.
—	For all production other than gold production: 3.0%.

•	The Royalty is uncapped and cannot be bought out or reduced.

Çiftay made its first two pre-production payments totaling US$1,235,840 to EMX (the cash equivalent of 1,000 troy ounces of gold) during 2017. As a subsequent event, EMX received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement. Receipt of this payment leaves a pre-production total of 5,500 ounces of gold (or the cash equivalent) to be paid to EMX.

In addition, Çiftay has work requirements that include drilling at least 3,000 meters on the property during each 12-month period starting from August 5, 2016. Çiftay completed a 49 hole diamond drill program comprising 6,032 meters in 2016, a 67 hole diamond drill program comprising approximately 7,300 meters in 2017, and over 4,200 meters of trenches in 2017. Çiftay also advised it is undertaking various engineering and environmental base line studies on the property.

Sisorta Property

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by partner companies, have included diamond drilling, geologic and alteration mapping, geochemical sampling, and geophysical surveys. This work has outlined a 1000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

In 2016, EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's staged payments to EMX as summarized below:

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

Bahar advised EMX that it concluded an initial 20 hole diamond drill program comprising 1,748 meters in 2016, and that environmental permitting continued in 2017 as a key step towards mine development.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

EMX understands that since acquiring the property, Dedeman has completed over 36,000 meters of diamond drilling in addition to commencing small scale underground development at the Hastanetepe deposit in 2015. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestones and dacitic intrusions. Dedeman's development work has concentrated on an area of shallow, higher grade lead-zinc-silver mineralization on the northeast margin of Hastanetepe with a production shaft and two working levels. Dedeman advised EMX that it is continuing with production of lead-zinc-silver mineralized material at Hastanetepe.

The Balya royalty due to EMX from 2016 production totaled US$154,299, from which Dedeman's earlier advance royalty payment of US$100,000 was credited, resulting in an adjusted payment to EMX of US$54,299 completed in 2017. EMX will receive full royalty payments going forward, with additional payments expected for sales of materials as mining continues. Dedeman advised it had been selling both mineral concentrates and run-of-mine materials into the market during 2017.

Golcuk Property

The Golcuk royalty property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (“Pasinex”) (CSE:PSE) signed an agreement in 2012 granting Pasinex an option to acquire 100% interest in the Golcuk property for 3,000,000 common shares of PSE and work commitments. EMX retains a 2.9% NSR royalty, which Pasinex has the option of buying down to 0.9% within six years of the agreement date for US$1 million. In 2017 EMX received 224,150 shares of Pasinex and US $49,204 in cash for the advance royalty payment due in September, 2017.

Pasinex conducted limited (i.e., ~1000 m) reconnaissance drill testing on the Golcuk South copper target in 2017.

Trab-23 Property

The Trab-23 property is located in northeast Turkey. The project hosts both porphyry gold (copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a privately owned Turkish company, executed an option agreement in February 2013 granting it an option to acquire Trab-23 from EMX. The Trab-23 agreement provided for in-ground spending requirements, a revenue stream of annual earn-in and pre-production payments, and a revenue stream based upon production. Tumad's payment and drill requirements have not been met. Tumad terminated the agreement in 2017, and is currently in the process of returning the property to 100% EMX control.

Alankoy Property

The Alankoy gold-copper property, located in the Biga Peninsula of northwestern Turkey, occurs in an area noted for discoveries characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps. EMX's work has outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization as well as skam and replacement style mineralization based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results.

EMX executed an Exploration and Option Agreement for Alankoy with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, in November, 2015. In 2016, Black Sea conducted surface exploration programs, and met statutory requirements to keep the property in good standing. In 2017, Black Sea terminated the agreement, and EMX regained 100% control of the project. Alankoy is currently available for partnership.

Other Property Interests

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR and annual advance royalty payments. Dedeman advises it is currently evaluating the next steps for the project, while awaiting approval for an operations permit.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

Europe

EMX has been actively exploring in Europe since 2003, and has assembled a diverse portfolio of copper, polymetallic, nickel and cobalt royalty and royalty generation properties in Scandinavia, as well as a portfolio of copper and gold royalty properties in Serbia. In Scandinavia, the Company continued to pursue strategic royalty partnerships for properties in the portfolio and add value through low cost generative exploration. These efforts have resulted in the conversion of five exploration properties to royalty and equity interests, as well as the addition of multiple gold, polymetallic, nickel and cobalt royalty generation properties to the portfolio. EMX also has important royalty interests in Serbia that include Nevsun's Timok Project and the Cukaru Peki copper-gold deposit located in the prolific Timok Magmatic Complex.

Scandinavia

Scandinavia is a favorable jurisdiction for mineral exploration and development, and EMX has been focused on organically generating and growing the royalty portfolio. The sale of core assets to Boreal Metals Corp. ("Boreal"), which closed in Q1 2017, included the Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway. These properties were acquired by EMX between 2013 and 2015 by license application on open ground. Gumsberg, Adak, and Tynset host Volcanogenic Massive Sulfide (“VMS”) polymetallic mineralization, and Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) mineralization. EMX identified multiple exploration targets on these properties based upon combinations of historic data compilations, geologic mapping, geochemical sampling, geophysical surveys, and reconnaissance drilling.

Commercial terms of the agreement with Boreal are summarized below (see EMX news release dated November 22, 2016):

  At closing, EMX transferred to Boreal its wholly-owned subsidiaries that owned the properties.

  At closing, Boreal issued to EMX common shares of Boreal representing a 19.9% equity ownership in Boreal. Boreal had the continuing obligation to issue additional shares of Boreal to EMX to maintain its 19.9% interest in Boreal, at no additional cost to EMX, until Boreal raised CDN $5,000,000 in equity (completed). Thereafter, EMX has the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in Boreal.

  EMX will receive an uncapped 3% net smelter return (“NSR”) royalty on each of the properties. Within five years of the closing date, Boreal has the right to buy down up to 1% of the royalty on any given project by paying EMX US$2,500,000 in cash and shares of Boreal. Such buy down is project specific.

  EMX will receive annual advance royalty (“AAR”) payments of US$20,000 for each of the properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that Boreal may forgo AAR payments on two of the four Properties in years two and three. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

  EMX will receive a 0.5% NSR royalty on any new mineral exploration projects generated by Boreal in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

  EMX has the right to nominate one seat on the Board of Directors of Boreal (completed).

The conversion of the four properties in Sweden and Norway to royalty and equity interests marked the achievement of a major Company objective. Boreal subsequently raised over CDN $5,000,000 of capital via equity and private placement financings, and obtained an initial public listing on the TSX Venture Exchange as a Tier 2 issuer (TSX Venture: BMX). As of December 13, 2017 EMX held 9,205,882 common shares of Boreal representing ~18.1% on an issued and outstanding basis (see EMX news release dated December 13, 2017). The agreement with Boreal provides EMX with near-term AAR payments, potential royalty revenue in the future, and upside from a equity holding in a Scandinavian-focused resource company.

Following the Boreal transaction, EMX continued to aggressively acquire new properties in Scandinavia during 2017, with a focus on orogenic lode/intrusion-related gold, Iron-Oxide-Copper-Gold (“IOCG”), Volcanogenic Massive Sulfide (“VMS”), Carbonate Replacement Deposit ("CRD"), and nickel-copper-cobalt projects. The Company has acquired, or has pending applications for, over 120,000 hectares of prospective ground in Sweden and Norway that include:

  Intrusion-related gold projects along the Skellefteå area, most of which are located along the “Gold Line”, Sweden’s chief gold producing region. Additional base metal projects were also acquired in the Skellefteå district.

  Multiple acquisitions in the Bergslagen region of southern Sweden, including EMX’s Riddarhyttan IOCG/VMS project, as well as several polymetallic VMS, CRD, and nickel-copper-cobalt style targets.

  New acquisitions in Norway, including a prospective orogenic lode gold style project with outcropping gold mineralization, and a cobalt project along a trend of historic cobalt mines.

Most of these new royalty generation projects in Sweden and Norway are available for partnership (see discussion of subsequent events below), and have attracted interest from a number of potential partners.

In December 2017, EMX executed an option agreement for the sale of the Slättberg Project to Sienna Resources Inc. (“Sienna”) (TSX Venture: SIE) (see EMX news release dated December 4, 2017). The Slättberg Project hosts nickel-copper-cobalt enriched massive sulfide mineralization, and is located approximately 25 kilometers northwest of Falun, Sweden. Sienna can earn 100% interest in the Project during a one-year option period, with commercial terms of the agreement summarized below (all dollar amounts in CAD):

  On signing the agreement, Sienna issued EMX 3 million common shares of Sienna stock.

  As a condition to the exercise of the option, Sienna must undertake work commitments of at least $500,000 on the Project, including drilling of at least 750 meters.

  Upon exercise of the option, Sienna will issue to EMX an additional 3 million shares of Sienna stock, and EMX will receive a 3% NSR royalty on the Project.

  After exercise of the option, Sienna will use commercially reasonable efforts to raise $3,000,000 for development of the Project and other activities. Once Sienna has raised that amount, Sienna will issue an additional 4 million shares to EMX. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its interest in Sienna.

  Within six years of the execution of the agreement, Sienna may purchase 0.5% of the NSR royalty for $1,500,000, leaving EMX with a 2.5% NSR royalty.

As a subsequent event in 2018, EMX executed a definitive agreement for the sale of the Modum cobalt project to Boreal (see EMX news release dated January 16, 2018). The Modum Project is located in southern Norway’s Modum mining district, ~75 kilometers west of Oslo. The Project partially surrounds the historic Skuterud mine property, which was Europe’s principal producer of cobalt from the late eighteenth through nineteenth centuries. Pursuant to the agreement, Boreal will acquire 100% interest in the Project according to the following commercial terms (all dollar amounts in USD):

  At closing, Boreal will issue to EMX 1,324,181 common shares of Boreal that will bring EMX’s share of equity ownership in Boreal to 19.9%. EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in Boreal.

  At closing, EMX will transfer its Modum exploration licenses to Boreal.

  EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by Boreal on or before the fifth anniversary of the closing date in 0.5% increments for a total of $2,500,000 in cash and common shares of Boreal stock.

  EMX will receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

EMX also holds an effective 0.5% NSR royalty interest in Sunstone’s (formerly Avalon) Viscaria copper project located in the Kiruna mining district of northern Sweden. The Viscaria royalty was acquired by EMX from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Avalon completed a mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario in 2015, and updated the scoping study in 2016 (see Sunstone news releases dated December 15, 2015 and April 5, 2016). During 2017, Sunstone continued to advance the Environmental and Social Impact Assessment (ESIA) and permitting process for the project, and conducted exploration drilling on the "D Zone South" target (see Sunstone's December 2017 Quarterly Activities Report).

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, EMX acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction only as provided in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014). On April 24, 2016, Reservoir announced a definitive agreement with Nevsun Resources Ltd. ("Nevsun") to combine their respective companies. On May 2, 2016 Reservoir and Nevsun reported that a ROFO on the project was successfully exercised, with Reservoir acquiring Freeport's interest in the Cukaru Peki deposit's Upper Zone, and increasing its interest in the Lower Zone joint venture with Freeport. Subsequently, Nevsun closed the acquisition of Reservoir as announced on June 23, 2016.

EMX's Brestovac and Brestovac West royalty properties are included in Nevsun's Timok Project, with Brestovac covering the Cukaru Peki deposit's Upper and Lower Zones. EMX notes that a) the original Brestovac and Brestovac West permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty. Brestovac (Brestovac Metonivca) hosts high sulfidation epithermal and porphyry copper-gold mineralization at the Cukaru Peki deposit.

In 2017, Nevsun reported an updated PEA for the Timok Project's Upper Zone with measured and indicated resources of 28.7 million tonnes averaging 3.7% copper and 2.4 g/t gold, and inferred resources of 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold at a "Resource NSR" cutoff > US$35/tonne (based upon $3.49/lb Cu, $1565/oz Au, and technical and economic parameters given in the PEA study) (see Nevsun news release dated October 26, 2017 and SEDAR filed technical report). The PEA outlined a 15 year mine life producing over 2.1billion pounds of payable copper and 569 thousand ounces of payable gold, with an after tax NPV8 of US$1.5 billion. Nevsun's 2018 guidance stated that an in-progress Pre-Feasibility Study ("PFS") would be completed in Q1 2018, and a $15 million work program budgeted for the exploration decline was contingent on permitting by the State of Serbia (see Nevsun news release dated January 31, 2018). Nevsun further stated that it will invest US$50-60 million to advance development of the Timok Upper Zone Project in 2018.

In addition to Upper Zone development work, Nevsun has budgeted for Upper and Lower Zone exploration in 2018. This work will include follow-up on a new high grade zone of copper-gold mineralization drilled 500 meters east of the Upper Zone that occurs over an area of 250 by 250 meters and has reported intercepts that include 2.93% Cu and 2.54 g/t Au over 27 meters starting at 396 meters (true width estimated at 80-95%) (see Nevsun news release dated January 16, 2018). In addition, the ongoing 2017-2018 drill program for the Timok Lower Zone project, which is in a joint venture with Freeport, is anticipated to be completed in early 2018. Drill results for the Lower Zone, which outlines a 1,000 by 1,500 meter footprint of porphyry copper-gold mineralization, include 1.08% copper and 0.27 g/t Au over 747.4 meters starting at 1,341 meters (true width estimated to be ~50-60%) (see Nevsun news release dated December 4, 2017).

EMX's Timok royalty properties add significant upside potential from one of the world's top copper development projects.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

Australia and New Zealand

The Company's programs in the Australia and New Zealand region continued to operate at a reduced expenditure rate, while continuing to evaluate generative royalty opportunities. The Koonenberry royalty property in New South Wales, Australia is being advanced by operator Koonenberry Gold Pty Ltd. In New Zealand, the Neavesville gold-silver royalty property is being advanced by operator E2 Metals Ltd. The QLD Gold property in Queesnland, Australia, was added to the Company's royalty generation portfolio in 2017. The Ohakuri and Muirs Reef gold projects, located on New Zealand's North Island, were dropped in 2017 due to concerns about acquiring social license to advance the properties.

Koonenberry Property

The Koonenberry royalty property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. In 2017, Koonenberry Gold Pty Ltd. (“KNB”) completed the earn-in requirements under the Exploration and Option Agreement (the “Agreement”) between North Queensland Mining Pty Ltd. (“NQM”) and the Company, and elected to acquire EMX’s Koonenberry exploration licenses (see EMX news release dated September 19, 2017). KNB, a private Australian company formed for the purpose of developing the project, is the successor in interest to NQM under the Agreement. The Company has now transferred its wholly-owned subsidiary, EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB. EMX retains a 3% royalty on all future production from the Koonenberry licenses. As a result of this transaction, all of EMX’s interests in the Koonenberry gold project have now been converted to royalties. KNB has informed EMX of their intention to continue to explore and evaluate the development potential of both the eluvial/alluvial and bedrock sources of gold at Koonenberry.

Neavesville Property

The Neavesville property consists of a single exploration permit in the Hauraki Goldfield of New Zealand's North Island. EMX acquired Neavesville on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki Goldfield.

The project is under a definitive agreement with an Australian company, E2 Metals Ltd. (ASX: E2M), which acquired the EMX subsidiary that controls the Neavesville property. The agreement with E2M provides for work commitments, staged payments, milestone payments based upon JORC reserves, and a 3% NSR production payment, all to the benefit of EMX. E2M's February 23, 2017 Replacement Prospectus included results from a JORC (2012) inferred resource estimate for Trig's Bluff reported at a gold cut-off of 0.7 g/t gold as 1,489,500 tonnes averaging 2.58 g/t gold (123,600 oz Au contained) and 9.69 g/t Ag (509,100 oz Ag contained). The independent resource statement, provided by Mining Plus, was based upon drill results used for inverse distance squared block model grade estimation within constraining mineralization and alteration wireframes. In Q2, E2M commenced trading on the ASX Exchange following completion of an initial public offering that raised AUD $6 million (see E2M news release dated April 19, 2017).

During 2017, E2M conducted limited geologic work at Neavesville while remaining focused on fulfilling statutory and filing requirements to keep the license in good standing.

QLD Gold Property

EMX's license application for the QLD Gold project in southeastern Queensland, Australia, was granted for a period of five years on March 30, 2017. The project contains historic copper-zinc skarn prospects, as well as a number of diorite hosted gold mineralized prospects. The QLD Gold project is available for partnership.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

Haiti

EMX's interests in Haiti have been converted into NSR royalties. These royalty properties principally resulted from EMX and Newmont Ventures Limited (collectively, the “JV” or "Joint Venture") exploring a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt starting in 2008, with Newmont funding and managing the Joint Venture. In 2015, EMX sold its Haiti Joint Venture interests, which covered six designated exploration areas, to Newmont. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms: a) Newmont paid US$4 million in cash to EMX at closing, b) the Joint Ventures were terminated, c) EMX retained a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas, and d) EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

In 2016, EMX sold the Grand Bois project, which was outside the Joint Venture with Newmont, to Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future. In Q3 2017, 3D Resources Inc., an ASX listed company, announced that it had executed a definitive agreement to acquire a 70% interest in Ayiti Gold Company SA, Sono's Haitian entity holding the Grand Bois license (see 3D Resources news release dated August 9, 2017). According to the agreement, 3D Resources must complete a positive feasibility study, as well as fulfill other obligations, by September 15, 2018.

As EMX understands, the Haitian government continued working on a new mining law during 2017, which has been under review since 2013 when the Mining Convention process was suspended.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments

IG Copper LLC

EMX is a strategic investor in IGC, a privately held company with exploration properties in Khabarovsk Krai of Russia's Far East Russia region. IGC's projects include the Malmyzh copper-gold porphyry joint venture with Freeport (51% IGC, 49% Freeport), which is operated and managed by IGC. IGC’s other exploration properties are 100% controlled by IGC and not subject to the joint venture with Freeport. EMX was an early investor in IGC, and is its largest shareholder, with approximately 41% of the issued and outstanding shares (40% equity position on a fully-diluted basis) from investments totaling over US$11 million. IGC is a material investment to the Company.

Malmyzh Project

Malmyzh is a district-scale discovery with over 15 porphyry copper-gold centers identified within a 16 by 5 kilometer intrusive corridor. The project, which occurs 220 kilometers northeast of the Russia-China border at Khabarovsk, has excellent logistical characteristics and available infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, the Amur River, and a rail line that are all nearby to the property.

The property’s 152.8 square kilometers (15,280 hectares) of exploration and mining licenses consist of: 1) HAB 02018 granted 9/18/2006 and expiring 12/31/2026, and 2) HAB 02334 granted 7/23/2010 and expiring 12/31/2030. The "Malmyzh Flanks" exploration license (HAB 02746 BP) was granted 10/26/2015, expires 12/31/2022, and covers 74.1 square kilometers (7,410 hectares). The total Malmyzh land position totals 226.9 square kilometers (22,690 hectares), and includes additional areas for potential project development as well as extensions to known exploration targets. IGC advises that the terms for the licenses can be granted extensions.

Copper-gold mineralization occurs in diorite porphyry intrusives, as well as in hornfels-altered and stockworked sedimentary wall rocks, and consists of near-surface zones (i.e., within 1 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization to depth. The extent of the porphyry copper-gold mineralized systems has not been fully determined within the Malmyzh district. Much of the property has more than 15 meters of cover and is undrilled, thereby providing substantial exploration potential for additional discoveries.

In 2015, a statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided by Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person under NI 43-101 and managing director of Wardell Armstrong International ("WAI"), an independent UK based consulting company. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent. Copper equivalent (CuEq) was calculated as CuEq = Cu% + (Au g/t * 0.5) based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

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

The copper-gold mineralization in the Valley, Central, Freedom (Southeast), and Flats resource deposits have favorable open-pit geometries with potentially low stripping ratios. All four resource deposits are open at depth (> 350-600 m), and importantly, there are zones of shallow, higher grade copper-gold mineralization at the Valley and Freedom (SE) deposits, and high grade below the resource pit at Central. Furthermore, there is copper-gold mineralization at the Freedom Northwest prospect not currently included in the Malmyzh inferred resource estimate due to the need for in-fill drilling.

IGC advised that the Malmyzh joint venture had also advanced Malmyzh in 2015 by receiving approval of the “official on balance C1+C2 reserves” from the GKZ (State Reserves Committee), the government agency authorized to approve resources and reserves in the Russian Federation. The Malmyzh “official government approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101 or SEC Industry Guide 7. The GKZ “official reserves” have been listed and added to the “State Balance of Reserves”. In addition, IGC advised that the “prospecting phase” of the Malmyzh exploration and mining licenses were successfully completed. Subsequently, the joint venture filed documents to continue to the advanced exploration and mining phase of the project's development as required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL").

In 2016, IGC advised that SIL approval to advance the Malmyzh project had been received from the Government Commission on Monitoring Foreign Investment (the "Commission") (see EMX news release dated July 25, 2016). According to IGC, highlights of the Commission's approval include:

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

The conclusion of the SIL process initiated a new, multi-year phase in the project's development. The Malmyzh team outlined plans and programs which include additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. This next phase of work will ultimately conclude as a detailed "TEO of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining (TEO is the acronym for "Technico-Economicheskiye Obosnovaniye" which translates as Technical-Economic Basis).

After receiving SIL approval, IGC commenced a reconnaissance diamond drilling program in late 2016 at the Freedom Northwest, North, Sleeper West, and Sleeper prospects totaling ten holes for 3,474.8 meters. After final assays were received from IGC in early 2017, EMX announced the results in a January 24, 2017 news release. The last hole of the program (AMM-213), drilled at Freedom Northwest, provided particularly notable results, intersecting 747.4 meters (108.7 -856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) principally hosted in phreatomagmatic and magmatic hydrothermal breccias (approximate true width in porphyry style mineralization). AMM-213 was a vertical hole designed to commence in-fill of the 200 by 400 meter grid pattern at Freedom Northwest, which is not currently included as a resource deposit, to the 200 by 200 meter pattern used to delineate inferred resources. The 747.4 meter intercept is the longest mineralized interval drilled at Malmyzh to date. Further, the hole was terminated due to equipment limitations, and bottomed in mineralization (1.4 m interval from 854.7 -856.1 m of 0.46% copper equivalent from 0.32% copper and 0.29 g/t gold). The drilling at Sleeper West and North prospects also returned encouraging results.

IGC's 2017 follow-up diamond drilling program at the Freedom Northwest prospect totaled three holes (AMM-214, -215, and -216) for 2,437.6 meters. The results, as reported in an EMX news release dated July 25, 2017, included an intercept of 417.3 meters (219.4 -636.7 m) averaging 0.60% copper equivalent (0.50% copper and 0.21 g/t gold), with a higher grade subinterval of 142.6 meters (255.4 -398.0 m) averaging 0.74% copper equivalent (0.62% copper and 0.26 g/t gold) from hole AMM-216 (approximate true widths). The copper-gold mineralization in all three follow-up holes drilled in 2017 is principally hosted in magmatic-hydrothermal breccias, and combined with earlier Freedom Northwest drill results, suggests a broad, inferred outline of a pipe-like breccia body with approximate dimensions of 800 x 800 meters in plan view, and a vertical dimension of ~650 to over 850 meters. The interpreted breccia pipe footprint generally coincides with a nearly circular magnetic anomaly defined from IGC's high resolution ground magnetic surveys.

The 2017 exploration program at Freedom Northwest represents the first deep drill testing at Malmyzh, as previous drilling was concentrated on shallow mineralization throughout the district. In late 2017, IGC advised that it drilled one hole each at the Freedom Southeast and Valley deposits, totaling 1,045 meters, to provide sample material for proposed metallurgical test work. IGC is planning further follow-up at Freedom Northwest in 2018 based upon the encouraging results from the initial phase of deep targeted drilling.

EMX is an investor in IGC, and as a result there are no direct holding costs to the Company. Regarding the joint venture agreement, IGC and Freeport fund at their respective level of ownership interest, or dilute. Should either company dilute to less than a 10% interest, remaining ownership is converted to a US$0.005 (one-half cent) per pound copper equivalent reserve payment, which remains in effect through the life of mine. Freeport retains no claw-back or NSR provisions.

Other IGC Projects

At year-end 2017, IGC also had 100% control of the 390 square kilometer Shelekhovo and 260 square kilometer Salasinskaya exploration properties, as well as the more recent Okchonskaya and Medvedzhe acquisitions. At the Shelekhovo project, historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite. IGC's 2017 reconnaissance exploration at Shelekhovo included geochemical sampling that identified broad gold-in-soil anomalies (+20 ppb Au) over the Predgornoe (~1500x1000 m) and Bistroe (400x400 m) prospects associated with silicified material, as well as arsenic and copper anomalies. Salasinskaya is considered to be the northern extension of the Shelekhovo anomaly cluster, and underwent limited evaluation in 2017 according to IGC. Okchonskaya is a 96 square kilometer property situated directly west-southwest of Shelekhovo that is characterized by gold anomalies and prospects identified from historic government work. The 71.5 square kilometer Medvedzhe property is located 25 kilometers southeast of Malmyzh, and contains historic Soviet era geochemical anomalies as well as host rocks similar to those at Malmyzh.

Further discussion of IGC’s exploration results and EMX’s due diligence data verification and QA and QC procedures can be found in the Company’s May 26, 2015, January 24, 2017, and July 25, 2017 news releases, as well as in the SEDAR filed Malmyzh Technical Report with an effective date of May 1, 2015.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. ("Revelo") (TSX-V:RVL), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo has a portfolio of 19 exploration projects prospective for copper, gold and silver, as well as royalty interests covering seven exploration properties.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

GEOTHERMAL ROYALTIES

EMX initiated a geothermal energy program in 2010, and acquired assets in Slovakia and Peru. EMX subsequently sold its geothermal assets in 2013 to Starlight Geothermal Ltd. ("Starlight") for cash payments, an equity position in Starlight, and gross royalties from future geothermal energy production. In 2017, Starlight advised that the geothermal concessions in Peru had been dropped due to a lack of proactive government support to encourage development (i.e., favorable feed-in tariffs, etc.). Starlight also advised that the geothermal concessions in Slovakia were maintained in 2017, with the potential for advancement in 2018 assuming project financing is secured.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2017, 2016 and 2015

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at April 3, 2018 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2017, 2016 and 2015 and the related notes thereto.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company and its subsidiaries operate as a royalty and prospect generator engaged in exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and New Zealand. See Item 4.D. “Property, Plant and Equipment”.

The Company’s working capital position at December 31, 2017 was $6,535,893. With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and royalty generation programs from the date of this Form 20-F, management believes it will require additional working capital to undertake it’s current business plan. The Company has incurred recurring losses and has an accumulated deficit of $104,382,744. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. These uncertainties may cast doubt upon the Company’s ability to continue as a going concern.

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

DESCRIPTION OF BUSINESS

The Company is principally in the business of developing cash flows from a) organically generated royalties derived from a portfolio of mineral property interests and b) royalty acquisitions. These cash flows are supplemented by upside from strategic investments. EMX’s portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. These three key components of the Company's business model are briefly summarized as:

  Royalty Generation. EMX's fourteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests and cash flows. The strategy is to leverage in- country geologic expertise to acquire prospective properties on open ground through license application or claim staking, and to build value through low cost work programs and targeting. These properties are sold to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

  Royalty Acquisition. EMX has been pursuing the prudent acquisition of royalty property interests since 2011. The purchase of royalty interests allows EMX to choose quality assets for acquisition that range from producing mines to development properties. These purchases are designed to "jump start" the organic royalty portfolio growth process by providing EMX with immediate to near term royalty revenue. The timely identification of top tier acquisition candidates is often informed by the Company's in-country royalty generation initiatives.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in opportunities with under-valued mineral assets and upside exploration potential. Exit strategies can include royalty positions, equity sales, or a combination of both. As well, these investments can lead to the Company's identification of candidates for acquisition or merger.

EMX is focused on increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. This approach provides a foundation for supporting EMX’s growth and increasing shareholder value over the long term.

5.A. Operating Results

Year ended December 31, 2017, 2016, and 2015

The net loss for the year ended December 31, 2017 (“FY17”) was $7,393,384 compared to $2,683,482 for the prior year (“FY16”), and $6,875,857 for the year ended December 31, 2015 (“FY15”). The loss for FY17 was made up of a net royalty income of $455,033 (FY16 – Loss $47,265; FY15 – Loss $187,773) after depletion and related tax, net exploration expenditures of $4,471,074 (FY16 - $4,999,959; FY15 - $4,364,675), general and administrative expenditures of $3,765,029 (FY16 - $3,220,339; FY15 - $3,535,534) and other losses totaling $2,102,216 (FY16 – Gain $4,144,749; FY15 - $2,219,105) offset by a deferred income tax recovery of $2,489,902 (FY16 - $1,439,332; FY15 - $3,431,230). Key items in “other losses” include; an impairment of royalty intersts in FY17 of $Nil (FY16 - $Nil; FY15 - $3,973,699), a gain in FY17 on the sale of exploration and evaluation assets of $1,305,237 (namely sale of Sweden properties to Boreal), a gain of $6,834,999 (namely Akarca and Sisorta) in FY16, and a gain of $5,393,305 in FY15 (namely sale of Haiti operations), a dilution gain on associated companies of $503,543 (FY16 - $982,634; FY15 - $Nil), an equity loss in associated companies of $994,548 (FY16 - $1,295,568; FY15 - $1,062,146), and a write-down of goodwill of $2,709,239 (FY16 - $1,518,328; FY15 - $3,047,605).

Revenues

In FY17, the Company earned $2,857,927 (FY16 - $2,227,322; FY15 - $1,609,553) of royalty income. This included royalty income earned for 1,308 (FY16 - 1,361; FY15 – 1,096) ounces of gold totaling $2,114,236 (FY16 - $2,227,322; FY15 - $1,609,553) and the settlement of prior year production payments due totaling $298,132 (FY16 - $2,112; FY15 - $12,263) from the Company's Leeville royalty property, as well as AMRs received. In FY17, the average realized gold price for the Leeville royalty was US$1,255 per ounce, which is comparable to the US$1,250 received for FY16, and US$1,160 for FY15. Royalty income offset by gold tax and depletion of $2,402,894 (FY16 - $2,274,587; FY15 - $1,797,326) for a net royalty gain of $455,033 (FY16 - loss $47,265; FY15 – loss $187,773). The increase in royalty income for 2017 was mainly due to the settlement of prior year provisional gold ounces and AMR’s received from Turkish operations.

Exploration Expenditures

Exploration expenditures (gross) decreased by $81,414 in FY17 compared to FY16, and decreased by $466,731 in FY16 compared to FY15. Recoveries increased by $447,471 in FY17 compared to FY16, and decreased by $168,553 in FY16 compared to FY15 for a net decrease in exploration expenditures of $528,885 in FY17 compared to FY16, and a net increase in exploration expenditures of $635,284 in FY16 compared to FY15. Some of the differences between FY17 and FY16 are as follows:

  In Scandinavia, gross expenditures increased by $553,902 compared to the prior period, and recoveries and option payments increased by $989,088 in 2017. The increase was mainly due to additional land acquisition in the region. Recoveries and option payments related to recoveries from Boreal for work performed by EMX personnel, as well as $750,000 as the value of the Sienna shares (option payment related to sale of licenses).

  In the USA, gross expenditures increased from $3,342,206 to $3,878,815 and recoveries decreased from $886,872 to $666,932. The increase in expenditures is primarily a result of an increase in property holding costs.

  In Turkey, gross expenditures decreased by $974,765 due to the sale in FY16 of Akarca and Sisorta.

  In the Asia Pacific region, net expenditures for 2017 totaled $305,574 compared to net expenditures of $10,572 in 2016. The lower amount in FY16 resulted from Option Payments of $180,476.

General and Administrative

General and administrative expenses (“G&A”) of $3,765,029 were incurred compared to $3,220,339 in FY16, and $3,535,534 in FY15. G&A costs (before share-based payments) have decreased each year since 2012 as the Company found ways to streamline and reduce the G&A expenses of our business. Some changes between FY17 and FY16 to note are:

  Investor relations increased by $114,256 in FY17 compared to FY16, and increased by $56,235 in FY16 compared to FY15. With the increase in market activity and interest in the mining sector, the Company attended more industry trade shows in FY17. The Company also re-branded in 2017, which included a new name, logo, website and corresponding marketing materials.

  Professional fees increased by $153,762 in FY17 compared to FY16, and decreased by $63,534 from FY15 to FY16. Most of the increase in FY17 related to costs incurred on due diligence of potential royalty acquisitions.

  Salaries and consultants are one of the largest expense in G&A. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures. Salaries and consultants increased in 2017 by $129,665 compared to FY16, and decreased by $66,942 in FY16 compared to FY15. The Company added to its management team with the hiring of a General Manager of Corporate Development in 2017.

  Share-based payments included in general and administrative expenses increased by $208,115 in FY17 compared to FY16 mainly due to the issuance of shares pursuant to employment agreements and other compensation agreements, as well as the fair value of RSU’s vesting during FY17.

Other

  The Company recognized a net gain on the sale of certain exploration and evaluation assets during the year of $1,305,237 compared to $6,834,999 in the prior year, and $5,393,305 in FY15. In FY17, the gain on sale was the result of the Boreal transaction, offset by a small loss on the sale of EMX Australia Pty. In FY16 the gain resulted from the sale of two significant assets in Turkey including $6,683,560 related to the sale of AES to Çiftay, and the gain in FY15 resulted from the sale of certain Haitian interests to Newmont for a $5,277,542 (US $4,000,000).

  In FY15, as a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, and decrease in the realized gold prices, the Company revised its estimated annual gold production over the expected mine life and decreased its long term gold price forecast from US$1,300 to US$1,200 per ounce. As a result, the Company recorded $3,973,699 in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”). There was no comparable impairment recorded for FY17 or FY16.

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. Since there was no impairment, the full amount went to Goodwill, and as a result, the Company has written down goodwill by $2,709,239 (FY16 - $1,518,328; FY15 - $3,047,605).

  The Company recorded a deferred income tax recovery of $2,489,902 compared to $1,439,332 in FY16, and $3,431,230 in FY15, and a net decrease in deferred tax liabilities of $2,933,017 (FY16 - $1,748,562; FY15 - $1,715,656). A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the strengthening $USD compared to $CAD. The increase in the deferred income tax recovery for FY17 compared to FY16 was mainly the result of a decrease in the long term expected federal tax rates for the US operations, which decreased from 35% to 21%. There was no impairment to the royalty interests in FY17 or FY16.

  The Company’s share of the net loss related to its 41% (FY16 – 39%; FY15 – 42%) equity investment in IGC for the year ended December 31, 2017 was $994,548 (FY16 - $1,295,568; FY15 - $1,062,146). In FY17, the Company also recorded a dilution gain of $503,543 (FY16 - $982,634; FY15 - $Nil) related to the Company’s change in ownership interest in IGC.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

The Company has a 41% (2016 – 39%; 2015 – 42%) equity investment in IGC. At December 31, 2017, including the conversion of convertible notes, cash purchases of shares, and interest on any balances due from IGC, the Company has invested an aggregate of US$11,355,000 towards its investment (2016 - US$8,967,000; 2015 - $7,782,500). At December 31, 2017, the Company’s investment including dilution gains, less its share of accumulated equity losses was $7,578,989 (2016 - $4,992,823; 2015 - $3,333,491). The Company’s share of the net loss for the year ended December 31, 2017 was $994,548 (2016 - $1,295,568; 2015 - $1,062,146).

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at December 31, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the year ended are as follows:

December 31, 2017	IGC
Aggregate assets	$6,127,735
Aggregate liabilities	(1,108,694)
Loss for the year	(2,713,490)
The Company's ownership %	41%
The Company's share of loss for the year	(994,548)

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC
Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	(3,216,120)
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

As at December 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31,2015	IGC
Aggregate assets	$6,980,045
Aggregate liabilities	(2,917,038)
Loss for the year	(2,515,741)
The Company's ownership %	42%
The Company's share of loss for the year	(1,062,146)

During the year ended December 31, 2017, the Company recognized a dilution gain of $503,543 (2016 - $982,634; 2015 - $Nil) related to the Company’s change in ownership percentage as a result of IGC’s share issuance for cash proceeds and loan conversions.

SELECTED ANNUAL INFORMATION

As at	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014

Financial positions
Working capital	$6,535,893	$6,002,318	$5,787,109	$7,096,916
Exploration and evaluation assets (net)	1,841,966	2,145,000	2,381,540	2,379,886
Royalty interest	21,943,743	25,831,152	28,798,980	29,327,960
Total assets	45,750,784	47,843,555	50,624,129	54,292,093
Share capital	124,062,091	117,504,585	117,000,052	116,766,102
Deficit	(104,382,744)	(96,989,360)	(94,305,878)	(87,430,021)

	Year ended	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014

Financial results
Royalty income	$2,857,927	$2,227,322	$1,609,553	$2,247,334
Exploration expenditures (net)	4,471,074	4,999,959	4,364,675	5,022,658
Loss from operations	(7,781,070)	(8,267,563)	(8,087,982)	(868,619)
Net loss for the year	(7,393,384)	(2,683,482)	(6,875,857)	(17,448,041)
Net loss per share-basic and diluted	(0.09)	(0.04)	(0.09)	(0.24)

The year ended December 31, 2017 saw an impairment charge of $Nil (2016 - $Nil; 2015 - $3,973,699) on the royalty interests, a related write-down of goodwill of $2,709,239 (2016 - $1,518,328; 2015 - $3,047,605), and a recovery of $2,489,902 (2016 - $1,439,332; 2015 - $3,431,230) of deferred income taxes, offset by a gain of $1,305,237 (2016 - $6,834,999; 2015 - $5,393,305) on the acquisition and sale of exploration and evaluation assets, and a dilution gain on associated companies of $503,543 (2016 - $982,634; 2015 - $Nil) which have a significant impact on the net losses for the respective fiscal years.

OUTSTANDING SHARE DATA

As at April 3, 2018, the Company had 79,746,271 common shares issued and outstanding. There were also 5,247,500 stock options outstanding with expiry dates ranging from April 25, 2019 to August 28, 2022, and 2,623,306 warrants outstanding expiring on April 12, 2019.

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

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of EMX Royalty Corp., the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

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

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%

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

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, notes receivable, strategic investments, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

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

Investments (Marketable securities) classified as FVTPL are measured at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

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

Convertible Notes Receivable

The notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. The conversion feature is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of the issue for instruments of similar term and risk. Interest income based on the rate of the note will be receivable on maturity are recognized through profit and loss as interest income. The equity conversion option is an embedded derivative that has been separated from the notes receivable and is valued based on residual value.

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

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

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership have been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

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

Property and equipment

Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

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

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

The Company has granted certain employees and non-employees restricted share units (“RSUs”) to be settled in shares of the Corporation. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity.

The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

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

The Company expects that these new IFRS standards will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

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

b)   Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments
Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

5.B. Liquidity and Capital Resources

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2017, the Company had working capital of $6,535,893 (2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company has granted 5,247,500 stock options and 2,623,306 warrants which could generate additional cash if exercised. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company estimates it will need additional financing within the next 12 months to undertake its current business plan. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Operating Activities

Cash used in operations was $3,441,424 for the year ended December 31, 2017 (2016 - $5,315,543) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

During the year ended December 31, 2017, the Company completed a non-brokered private placement for gross proceeds of $7,000,000 through the sale of 5,000,000 units at a price of $1.40 per Unit. Each Unit will consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional Share at a price of $2.00 for a period of two years. The Company received $85,700 (2016 - $127,800) from the exercise of stock option.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2017 are:

-	The Company sold certain exploration assets in Sweden to Boreal for a gain of $1,393,224.
-	The Company advanced $1,405,277 to an associated company pursuant to a convertible loan agreement.
-	The Company received $86,543 from interest on cash and cash equivalents.
-	The Company purchased shares of an associated company in the amount of $2,059,631.

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

5.F Tabular Disclosure of Contractual Obligations

The Company has no Contractual Obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Directors and Senior Management

Name	Position	Age	Date of First Election Or Appointment

David M. Cole	President, CEO, Director	56	November 24, 2003
Brian E. Bayley (1)(2)(3)	Director	65	May 13, 1996
Brian K. Levet (1)(2)	Director	65	March 18, 2011
Larry M. Okada (1)(2)(3)	Director	69	June 11, 2013
Michael D. Winn (3)	Director and Chairman	56	November 24, 2003
Christina Cepeliauskas	Chief Financial Officer	54	September 18, 2008
Marien Segovia	Corporate Secretary	50	February 27, 2018

(1)	Member of Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of Corporate Governance Committee

David M. Cole (President, CEO and Director)

Mr. Cole has over 25 years of industry experience, coming to EMX Royalty Corp. from Newmont Mining Company. At Newmont, he held a number of management and senior geologic positions, gaining extensive global experience as a project, mine, and generative exploration geologist in Nevada, Southeast Asia, South America, Europe, and Central Asia. Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend, Yanacocha, and Minahasa mines. Subsequently, he established and managed Newmont's exploration programs in Turkey while also identifying early-stage acquisition targets in Eastern Europe. Mr. Cole specializes in developing new exploration ideas and opportunities, based upon solid technical expertise coupled with a keen business sense. He studied under Dr. Tommy Thompson at Colorado State University, earning an M.S. in Geology.

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

Brian E. Bayley (Director)

Mr. Bayley is currently the President of Earlston Management Corp., (private management company) since December 1996 and Executive Chairman of Earlston Investments Corp., (private merchant bank) since January 2018. Previously he held the following positions with Quest Capital Corp. (a predecessor company to Sprott Resource Lending Corp.), a publicly traded resource lending company listed on the TSX and NYSE: Director from June 2003 to July 2013; Resource Lending Advisor from Sept. 2010 to June 2013; President and Chief Executive Officer from May 2009 to September 2010; Co-Chairman From January 2008 to May 2009; Chief Executive Officer from June 2003 to March 2008; and President from June 2003 to January 2008. Mr. Bayley is also a director and officer of several other public companies and holds an MBA from Queen’s University.

Brian K. Levet (Director)

Mr. Levet draws on over 40 years of diversified executive and management experience in mineral exploration, mine development and operations. He began his career with Rio Tinto Rhodesia and Zimbabwe Iron and Steel Company. The majority of Mr. Levet's career was with Newmont Mining Company (27 years), retiring in 2011 as the Group Executive for Worldwide Exploration. His distinguished career has been built upon a track record of team-oriented discovery success, with a number of these discoveries currently in production. He is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries, including the Batu Hijau and Elang copper-gold deposits in Indonesia, the North Lanut gold deposit in North Sulawesi, Indonesia, the McPhillamys gold deposit in New South Wales, Australia, as well as playing a significant role in the identification of Yanacocha as a world-class gold mining camp. Mr. Levet has a B.Sc. in Geology from the University of London.

Larry M. Okada (Director)

Mr. Okada is a Chartered Professional Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte LLP, his own firm, Okada & Partners, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V and TSE. Mr. Okada has extensive experience in accounting, finance, and corporate governance.

Christina Cepeliauskas (Chief Financial Officer)

Ms. Cepeliauskas is a CPA, CGA professional accountant with more than 20 years of financial accounting and treasury experience in the mineral exploration and mining industry. She also has her ICD.D designation from the Institute of Corporate Directors. She is currently the Chief Financial Officer of EMX Royalty Corp. and Reservoir Capital Corp. and was formerly a Director and Chairperson of the Audit Committee of Revelo Resources Corp. Ms. Cepeliauskas also holds the volunteer position of Chair of the Governance Committee of Fraserside Community Services Society, an organization committed to helping people overcome challenges.

Marien Segovia (Corporate Secretary)

Ms. Segovia has over 17 years of experience in the administration of public companies. Prior to joining EMX Royalty Corp., Ms. Segovia worked as Assistant Corporate Secretary at Great Panther Silver Limited for four years. Previously, she provided corporate secretarial services to several publicly traded companies and served as Corporate Secretary for Silvermex Resources Inc. (acquired by First Majestic Silver Corp. in 2012). Prior to that, Ms. Segovia spent 10 years at Silver Standard Resources providing support as corporate and legal administrator. Ms. Segovia has a BA degree in Business Information Systems and a Corporate & Securities Paralegal Certification. She is a Certified Spanish Translator and a Member of the B.C. Society of Translators & Interpreters.

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

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees and consultants pursuant to the Corporation’s Stock Option Plan (the “Option Plan”) and issuances of Common Shares to directors and officers pursuant to the Corporation’s Incentive Restricted Share Unit Plan (the “RSU Plan”). Both the Option Plan and the RSU Plan assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Corporation’s Named Executive Officers (“NEOs”).

The Compensation Committee consists of Brian E. Bayley (Chairman up to October 24, 2017), Brian K. Levet (Chairman as of October 24, 2017), and Larry M. Okada, all of whom are independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Committee has skills and direct experience relevant to his responsibilities as a member of the Committee as follows:

Brian E. Bayley: Mr. Bayley is experienced in the areas of natural resource and real estate lending, corporate restructuring and management and administration of public companies. He is the President of Earlston Management Corp. (formerly called Ionic Management Corp.), a private management company providing services to public and private companies. Mr. Bayley has held active senior management positions in both private and public natural resource companies and has over 30 years of public issuer experience as both a director and an officer.

Brian K. Levet: Mr. Levet has over 40 years of diversified executive and management experience in mineral exploration, project start-up and mine development and operation. He spent over 27 years with Newmont Mining Company, most recently as the Group Executive for Worldwide Exploration, from which he retired in 2011.

Larry M. Okada: Mr. Okada is a Chartered Professional Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte LLP, his own firm, Okada & Partners, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V and TSE. Mr. Okada has extensive experience in accounting, finance, and corporate governance.

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

As outlined above in “Philosophy and Objectives” above, the Compensation Committee evaluates and recommends to the Board compensation strategies which align each NEO’s goals and values with those of the Shareholders and other stakeholders to ensure the Corporation’s short and long term goals are met without exposing the Corporation to unnecessary risk. The Compensation Committee considers a mix of base salary, short term incentives and long term incentives to attract high caliber executives sufficient to encourage behaviour that leads to creation of long term value while limiting incentives that might promote inappropriate risk-taking.

As part of the annual review of the compensation packages of the Corporation’s NEOs, the Compensation Committee identifies and if necessary changes strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees; competitive salaries within the context of peer companies, short term incentives linked to specific goals as discussed below and long term incentives (stock options and Restricted Share Unit’s (“RSU’s”) which link executive pay to real value creation and long term share appreciation.

Compensation Hedging

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Components

The compensation of the Corporation’s NEOs is comprised primarily of (i) base salary, (ii) annual short-term incentives in the form of cash bonuses and stock grants under the RSU Plan, (iii) long-term incentives in the form of performance related stock grants under the RSU Plan and stock options granted under the Option Plan, and (iv) benefits related to health and pension plans, such as United States 401(k) plans.

In determining the amounts payable under the various compensation components, the Corporation also retains, from time to time, a compensation consultant.

Lane Caputo Compensation Inc. Independent Executive Compensation Report

In November 2016, the Compensation Committee retained Lane Caputo Compensation Inc., independent Executive Compensation Specialists based in Vancouver and Calgary to review and make recommendations regarding the Corporation’s compensation arrangements for its executive team and non-executive directors and to recommend required changes (if any) to align pay elements and/or strategy with both current market practices and the Company’s business strategy. The report containing Lane Caputo’s recommendations (the “Lane Caputo Report”) was used by the Compensation Committee to guide and assist it in 2017 in establishing short and long term equity incentive programs (“STIP” and “LTIP”) and compensation levels. To facilitate these programs, the Board has adopted, and approval received from disinterested Shareholders at the Corporation’s Annual General Meeting held on May 17, 2017, a Restricted Share Unit (“RSU”) plan.

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

The magnitude of executive compensation is closely correlated to the size of organization the executive oversees; as such, compensation levels are compared to companies that would be considered of relevant size to EMX.

Lane Caputo developed a peer group of mining companies based on the parameters mentioned above against which they benchmarked the compensation competitiveness of EMX’s executive team members and non-executive directors. In order to reflect EMX’s unique business model, consideration was limited to companies that have an element of royalty income or project generation as part of their business strategy. The 19 companies in the peer group developed for the review are:

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
Corvus Gold Inc.

Compensation Philosophy

EMX’s compensation philosophy is based on the fundamental principles that the Company’s compensation program should assist the Company in attracting and retaining high caliber executives, align the interests of executives with those of the shareholders, reflect the executive’s performance, expertise, responsibilities and length of service to the Company and reflect the Company’s current state of development, performance and financial status. Given the skillsets required to execute the Company’s complex business strategy, the proposed positioning for each element of compensation under such a philosophy is as follows:

Salary: is based on relevant marketplace information, experience, past performance and level of responsibility. For a fully-qualified incumbent in a given position, EMX will target salary at the 75th percentile of the peer group to reflect the complexity of the multiple aspects of the Corporation’s business strategy. The Corporation may pay above or below this target to reflect each incumbent’s relative experience or performance versus the market, or to reflect competitive market pressures for a given skill set.

Short-Term Incentives: awards are based on the performance of the executive against predetermined individual performance objectives and the performance of the Company against predetermined annual corporate performance objectives. Target incentive levels (as a percentage of salary) are established to maintain total cash compensation (salary + bonus) at the 75th percentile of the market when performance is at target levels. Incentive opportunity will have sufficient leverage that total cash compensation (salary + bonus) can achieve top quartile levels of cash compensation when performance warrants. In an effort to manage cash flow and/or provide executives with more exposure to the company’s stock, EMX may consider paying annual incentives in Restricted Share Units, rather than cash.

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

Based on the Lane Caputo Report, the Compensation Committee established the following compensation components for its 2017 financial year:

Base Salary
In conjunction with the compensation review and the establishment of the STIP and LTIP programs, David M. Cole, CEO, agreed to decrease his annual cash salary from US$ 400,000 to US$ 325,000, to further align his interests with the overall success of the Corporation.

Annual/Short Term Incentives
A structured incentive program based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Corporation and that are closely aligned with the Corporation’s business strategy has been established. The Compensation Committee and the NEOs and other executive officers will develop meaningful, yet attainable, targets for the following key performance indicators, which will be measured over a one year period:

  Capital spent by third party partners
  Cash management
  Corporate Social Responsibility measures (both internal and 3rd party partner programs)
  New projects staked/acquired
  New exploration and option agreements

In conjunction with the adoption of a structured plan, annual incentive levels to achieve the stated compensation philosophy are proposed as follows: Minimum = 0% of base salary; Target = 15% of base salary; Maximum = 25% of base salary.

2017 incentives to by paid under the STIP have yet to be finalized. During the year, stock grants for 2016 success were granted to the CEO and CFO.

Long-term Incentives

As recommended in the Lane Caputo Report, a more robust LTIP was implemented, with both Stock Options and performance related RSU’s as key components of the LTIP. Lane Caputo recommended a fixed number of awards annually over the near-term, such that executives have maximum exposure to the upside in the stock through their efforts as possible (a fair value, or “Black-Scholes’ approach requires a reduction in the number of incentives awarded as the share price increases). EMX may ultimately need to move to a fair value approach as the company grows.

Stock Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs are recommended by the Compensation Committee and approved by the Board.

The Corporation adopted a RSU Plan with the following guidelines:

  Performance measured over a three year period, with the entire award vesting at the end of the performance period (known as “cliff-vesting”) to generate sufficient long-term incentive.

In order for RSUs to vest, the Participant must satisfy performance criteria set each year by the Compensation Committee. For 2017, the performance criteria were as follows:

  Half of the RSU award is subject to the Company achieving cash flow neutrality in three years from January 1, 2017.

  Half of the RSU award is subject to Total Shareholder Return (“TSR”) performance relative to the S&P/Global Gold Index as recommended by Lane Caputo.

The following relative TSR performance versus payout multiple will apply to the 50% of RSU award that is subject to TSR:

»	Below-median Performance (0 – 49th percentile): 0% of RSU’s vest
»	3rd Quartile Performance (50th percentile – 74th percentile): 100% of RSU’s vest
»	Upper Quartile Performance (75th percentile – 100th percentile): 200% of RSU’s vest

On August 28, 2017, stock options and RSU’s were granted to NEOs of the Corporation. See Summary Compensation Table below for details.

The fees charged by Lane Caputo during the Company’s 2017, 2016 and 2015 financial years were as follows:

Nature of Fee	2017	2016	2015
Executive Compensation-Related Fees	$48,000	Nil	Nil
All Other Fees	Nil	Nil	Nil

Cash Compensation

The following table contains a summary of the compensation paid to the Directors and NEOs during the last three financial years.

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long-Term Compensation
					Awards	Payouts
	Year	Salary $	STIP Payouts	Other Annual Compensation $	Securities Under Options/SARs Granted	Bonus Shares or Restricted Share Units	LTIP Payouts $	All Other Comp. $
David M. Cole President & CEO	2017 2016 2015	478,853 529,738 516,280	Nil Nil Nil	14,019(2) 14,046 2) 13,549(2)	200,000 150,000 150,000	100,000(1) Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael D. Winn Chairman & Director	2017 2016 2015	77,882 79,228 76,692	Nil Nil Nil	Nil Nil Nil	100,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Christina Cepeliauskas (3) CFO	2017 2016 2015	86,250 86,250 86,250	Nil Nil Nil	Nil Nil Nil	75,000 55,000 55,000	37,500 (1) Nil Nil	Nil Nil Nil	Nil Nil Nil
Brian E. Bayley Director	2017 2016 2015	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	75,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Brian K. Levet Director	2017 2016 2015	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	75,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Larry M. Okada Director	2017 2016 2015	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	75,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kim Casswell(3)(4) Former Corporate Secretary	2017 2016 2015	29,800 29,800 3,150	Nil Nil Nil	Nil Nil Nil	30,000 30,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	RSUs granted under the Company’s RSU Plan on August 28, 2017. The vesting date and payout date for RSUs is January 1, 2020, subject to performance criteria.
(2)	For officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.

(3)	Pursuant to a Management Services Agreement between the Company and Seabord Services Corp. (“Seabord”), Ms. Cepeliauskas’ and Ms. Casswell’s remuneration is paid by Seabord.
(4)	Ms. Casswell was Corporate Secretary of the Company from November 13, 2015 to February 27, 2018.

The following Stock Options were granted to directors and NEOs during the fiscal year ended December 31, 2017:

Name	Number Of Options Granted	% of Total Options Granted	Exercise Price Per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
David M. Cole	200,000	13.6%	$1.20	August 28, 2017	August 28, 2022	$1.20
Michael D. Winn	100,000	6.8%	$1.20	August 28, 2017	August 28, 2022	$1.20
Christina Cepeliauskas	75,000	5.1%	$1.20	August 28, 2017	August 28, 2022	$1.20
Brian E. Bayley	75,000	5.1%	$1.20	August 28, 2017	August 28, 2022	$1.20
Brian K. Levet	75,000	5.1%	$1.20	August 28, 2017	August 28, 2022	$1.20
Larry M. Okada	75,000	5.1%	$1.20	August 28, 2017	August 28, 2022	$1.20
Kim Casswell	30,000	2%	$1.20	August 28, 2017	August 28, 2022	$1.20

The following RSUs were granted to NEOs during the fiscal year ended December 31, 2017:

Name	Number of RSUs Granted	Date of Grant	Vesting Period / Vesting Date	Expiration Date / Payout Date
David M. Cole	100,000	August 28, 2017	3 years / January 1, 2020	January 1, 2020
Christina Cepeliauskas	37,500	August 28, 2017	3 years / January 1, 2020	January 1, 2020

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based and share-based awards outstanding for each Director and NEO as at December 31, 2017.

Name	Option-based Awards				Share-based Awards (RSUs)
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised “in-the- money” options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of shares vested but not paid out ($)
David M. Cole	200,000 – 0 150,000 - 0 150,000 - 0 150,000 - 0	1.20 1.30 0.66 1.20	8/28/2022 10/18/2021 6/8/2020 4/25/2019	0 0 555,000 0	100,000(2)	103,000	Nil
Christina Cepeliauskas	75,000 - 0 55,000 - 0 55,000 - 0 55,000 - 0	1.20 1.30 0.66 1.20	8/28/2022 10/18/2021 6/8/2020 4/25/2019	0 0 20,350 0	37,500(2)	38,625	Nil
Michael D. Winn	75,000 - 0 75,000 - 0 75,000 - 0 100,000 - 0	1.20 1.30 0.66 1.20	8/28/2022 10/18/2021 6/8/2020 4/25/2019	0 0 27,750 0	Nil	Nil	Nil
Brian E. Bayley	50,000 - 0 50,000 - 0 50,000 - 0 75,000 - 0	1.20 1.30 0.66 1.20	8/28/2022 10/18/2021 6/8/2020 4/25/2019	0 0 18,500 0	Nil	Nil	Nil
Brian K. Levet	50,000 - 0 50,000 - 0 50,000 - 0 75,000 - 0	1.20 1.30 0.66 1.20	8/28/2022 10/18/2021 6/8/2020 4/25/2019	0 0 18,500 0	Nil	Nil	Nil
Larry M. Okada	50,000 - 0 50,000 - 0 50,000 - 0 75,000 - 0	1.20 1.30 0.66 1.20	8/28/2022 10/18/2021 6/8/2020 4/25/2019	0 0 18,500 0	Nil	Nil	Nil
Kim Casswell	5,000 - 0 30,000 - 0 30,000 - 0	1.20 1.30 1.20	8/28/2022 10/18/2021 4/25/2019	0 0 0	Nil	Nil	Nil

(1)	The closing price of the Company’s common shares on the TSX-V on December 31, 2017 was $1.03.
(2)	RSUs granted under the Company’s RSU Plan on August 28, 2017. The vesting date and payout date for RSUs granted on August 28, 2017, is January 1, 2020, subject to performance criteria.
(3)	The Company valued the RSUs at the market value of the Company’s common shares on the TSX-V on December 31, 2017, being the closing price of $1.03 per share.

Director Compensation.

The fees payable to the independent directors of the Company are for their services as directors and as members of committees of the Board as follows:

Board or	Annual Retainer	Meeting Stipend	Per diem fees
Committee Name	($)	($)	($)
Board of Directors	24,000	Nil	Nil

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

Change of Control Remuneration.

Chief Executive Officer

The Company is a party to an employment agreement with David M. Cole, President and CEO of the Company, effective June 1, 2017. Under the agreement, Mr. Cole receives US$ 325,000 per year. The agreement may be terminated by the Company without reason by written notice and a lump sum payment equal to 24 months of salary and benefits and all unvested stock options and grants. Mr. Cole may terminate the agreement for any reason upon two months’ notice to the Company during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole’s agreement is terminated or his duties and responsibilities are materially changed within 6 months following a change in control of the Company, he is entitled to receive a lump sum payment equal to 24 months of his salary and benefits and all unvested stock options and grants.

Other Executive Officers

The Company has not entered into another employment or consulting contracts with its other Executive Officers.

For the purposes of this section, “Change of control” means an event occurring after the effective date of this agreement pursuant to which:

a)

a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of EMX possessing more than 50% of the total combined voting power of the EMX’s outstanding voting securities are acquired by a person or persons (other than one or more members of the EMX Group) different from the person holding those voting securities immediately prior to such event, and the composition of the Board of Directors of EMX or following such event is such that EMX’s directors prior to the transaction constitute less than 50% of the Board membership following the event; or

b)

any person (other than a member of the EMX Group), or any combination of persons (none of which is a member of the EMX Group) acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires, directly or indirectly, 50% or more of the voting rights attached to all outstanding voting securities or the right to appoint a majority of the directors of EMX ; or

c)

EMX sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a member of the EMX Group.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the Company’s short-term and long-term incentive programs discussed in Item 6.B., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. For the officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.

6.C. Board Practices

6.C.1. Terms of Office.
Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Not applicable.

6.C.3. Board of Director Committees.

Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Brian E. Bayley, Brian K. Levet and Larry M. Okada (Chairman). The Audit Committee met four times during Fiscal year 2017. The Company’s Audit Committee Charter sets out its mandate and responsibilities, and is attached as Exhibit 15.4 to this Annual Report. See Item 19 – “Exhibits”.

Compensation Committee

The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan and Common Shares issued under the Stock Grant Program) by the Company to the Board, officers and employees of the Company and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The current members of the Compensation Committee are: Brian K. Levet (Chairman), Brian E. Bayley and Larry M. Okada.

Corporate Governance Committee

The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures. The current members of the Corporate Governance Committee are: Michael Winn (Chairman), Brian E. Bayley and Larry M. Okada.

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

6.D. Employees/ Consultants

As of December 31, 2017, EMX had 39 employees and consultants working at various locations throughout the world.

As of April 3, 2018, the Chief Financial Officer and Corporate Secretary are based in Vancouver, Canada. The President & CEO is based in the Company’s office in Littleton, Colorado through the Company’s wholly-owned subsidiary, EMX USA. There are eight employees located in Arizona including seven geologists and one office manager. The Company has one consultant in Haiti, one consultant in Australia, 2 consultants in Turkey and 3 consultants in Scandinavia.

See Item 6 – “Directors, Senior Management & Employees” for a description of their job responsibilities.

6.E. Share Ownership

The table below lists, as of April 3, 2018, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of Common Shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Common	David M. Cole (2)	2,757,496	3.46%
Common	Michael D. Winn (3)	1,290,208	1.62%
Common	Christina Cepeliauskas (4)	526,500	0.66%
Common	Brian E. Bayley (5)	411,375	0.52%
Options	Brian K. Levet (6)	425,000	0.53%
Common	Larry M. Okada (7)	240,000	0.30%
Common	Paul H. Stephens (8)	15,408,491	19.32%

(1)	Based on 79,746,271 shares outstanding as of April 3, 2018.
(2)	Of these shares, 1,065,015 are represented by currently exercisable share purchase options, warrants and RSUs.
(3)	Of these shares, 457,100 are represented by currently exercisable share purchase options and warrants.
(4)	Of these shares, 367,500 are represented by currently exercisable share purchase options and RSUs.

(5)	Of these shares, 225,000 are represented by currently exercisable share purchase options.
(6)	Of these shares, 425,000 are represented by currently exercisable share purchase options.
(7)	Of these shares, 230,000 are represented by currently exercisable share purchase options and warrants.
(8)	Of these shares, nil are represented by currently exercisable share purchase options.

Restricted Share Unit Plan

The RSU Plan was approved by shareholders at the Annual General Meeting of the Company on May 17, 2017.

The RSU Plan provides that restricted share units (“RSUs”) may be granted by the Board, based on the advice of the Compensation Committee, to officers, directors and employees of, and consultants to, the Corporation (“Eligible Persons”) as a discretionary payment in consideration for significant contributions to the short-term (one year or less) and long-term (one to three years) successes of the Corporation. The Board may, in its sole discretion, set vesting conditions on RSUs granted to Eligible Persons, which conditions will be primarily based on the performance criteria set by the Compensation Committee.

Pursuant to the RSU Plan, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan in combination with the aggregate number of Common Shares issuable under all of the Corporation’s other equity incentive plans in existence from time to time, including the Option Plan, shall not exceed 10% of the issued and outstanding Common Shares.

In addition, the RSU Plan provides that the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation's other previously established or proposed share compensation arrangements, including the Option Plan, within a 12 month period, to:

(a)

any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis unless the Corporation has obtained the approval of Shareholders who are not Insiders (“Disinterested Shareholders”), which approval is not being sought;

(b)

Insiders as a group within a 12 month period shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis unless the Corporation has obtained the approval of Disinterested Shareholders, which approval is also not being sought; and

(c)

any one consultant, or Eligible Person engaged in providing investor relations services to the Corporation, shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

Unless redeemed earlier in accordance with the RSU Plan, the RSUs of each Eligible Person will be redeemed on or within 30 days after the RSU Payment Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the Fair Market Value (the closing market price of the Common Shares on the TSX-V on the day prior to redemption) of an RSU, less applicable withholding taxes, and as increased or decreased by a “performance factor” determined by the Board in its sole discretion. The “RSU Payment Date” in respect of any RSU means a date not later than December 15th of the third year following the year in which such RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the RSU Payment Date in respect of such RSU, or (ii) there is a “Change of Control” of the Corporation (as defined in the RSU Plan), the RSU Plan is terminated or upon an Eligible Person’s death or termination of employment.

Under the RSU Plan, the Board may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite Disinterested Shareholder, TSX-V and NYSE American approvals, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan,

  change the method of calculation of the redemption of RSUs held by Eligible Persons, and provide an extension to the term for the redemption of RSUs held by Eligible Persons.

All other amendments to the RSU Plan may be made by the Board without obtaining shareholder approval.

If an Eligible Person ceases to be an Eligible Person for any reason (excluding death), all of the Eligible Person’s RSUs which have vested at the time of such cessation shall be redeemed for cash or Common Shares and the remainder shall be cancelled. No amount shall be paid by the Corporation to the Eligible Person in respect of the RSUs so cancelled. If an Eligible Person ceases to be an Eligible Person due to death, any of the Eligible Person’s RSUs which would otherwise vest within the next year following the date of death shall be redeemed for cash or Common Shares as determined by the Board.

In the event of a Change of Control, then the Corporation may redeem, subject to prior approval of the TSX-V and NYSE American, all of the RSUs granted to the Eligible Persons and outstanding under the RSU Plan for that number of Common Shares equal to the number of RSUs then held by the Eligible Persons. If the employment of an Eligible Person is terminated within six months following a Change of Control, all RSUs held by such Eligible Person shall become vested and be redeemed for cash or Common Shares.

Stock Option Plan

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

10.

Any amendments to outstanding stock options are subject to the approval of the TSX-V and NYSE American and, if required by either exchange or the Option Plan, of the Shareholders of the Company, possibly with only “disinterested Shareholders” being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of options (including the cancellation and re-issuance of options within a one year period so as to effectively reduce the exercise price) of options held by insiders of the Company. The amendment to an outstanding stock option will also require the consent of the Optionee.

11.

Any amendments to the Option Plan are subject to the approval of the TSX-V and NYSE American and, if required by either exchange or the Option Plan, of the Shareholders of the Company, possibly with only “disinterested Shareholders” being entitled to vote.

No options have been granted under the Option Plan which are subject to Shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Outstanding Stock Options

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date
Officers & Directors:
David M. Cole	200,000 150,000 150,000 150,000	$1.20 $1.30 $0.66 $1.20	08/28/2017 10/18/2016 06/08/2015 04/25/2014	08/28/2022 10/18/2021 06/08/2020 04/25/2019
Michael D. Winn	100,000 75,000 75,000 75,000	$1.20 $1.30 $0.66 $1.20	08/28/2017 10/18/2016 06/08/2015 04/25/2014	08/28/2022 10/18/2021 06/08/2020 04/25/2019
Christina Cepeliauskas	75,000 55,000 55,000 55,000	$1.20 $1.30 $0.66 $1.20	08/28/2017 10/18/2016 06/08/2015 04/25/2014	08/28/2022 10/18/2021 06/08/2020 04/25/2019
Brian E. Bayley	75,000 50,000 50,000 50,000	$1.20 $1.30 $0.66 $1.20	08/28/2017 10/18/2016 06/08/2015 04/25/2014	08/28/2022 10/18/2021 06/08/2020 04/25/2019
Brian K. Levet	75,000 50,000 50,000 50,000	$1.20 $1.30 $0.66 $1.20	08/28/2017 10/18/2016 06/08/2015 04/25/2014	08/28/2022 10/18/2021 06/08/2020 04/25/2019
Larry M. Okada	75,000 50,000 50,000 50,000	$1.20 $1.30 $0.66 $1.20	08/28/2017 10/18/2016 06/08/2015 04/25/2014	08/28/2022 10/18/2021 06/08/2020 04/25/2019
Kim Casswell	30,000 30,000 5,000	$1.20 $1.30 $1.20	08/28/2017 10/18/2016 04/25/2014	08/28/2022 10/18/2021 04/25/2019
Consultants/Employees	842,500 814,500 752,500 60,000 17,500 822,500	$1.20 $1.30 $0.66 $0.87 $0.88 $1.20	08/28/2017 10/18/2016 06/08/2015 12/22/2014 06/26/2014 04/25/2014	08/28/2022 10/18/2021 06/08/2020 12/22/2019 06/26/2019 04/25/2019

Total for all Officers and Directors	1,955,000
Total for all Employees and Consultants	3,309,500
Total for all Officers, Directors, Employees and Consultants	5,264,500

Stock Grant Program.

The Board created the Incentive Stock Grant Program for the benefit of the President and CEO, Chairman of the Board, and COO in 2010. The grants have a two-year vesting period The purpose of the Stock Grant Program is as follows. Firstly, to reward and provide an incentive to such persons for the ongoing efforts towards the continuing successes and goals of the Company as many of its successes directly result from their very significant efforts. Secondly, to provide such persons with a long-term incentive to remain with the Company. Finally, from time to time, the Company may provide additional compensation in the form of stock grants as part of annual salaries.

The Stock Grant Program provides that, following the approval of the independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two year period – on the date of grant, and on the first and second anniversaries of the initial grant. None of the 300,000 Common Shares not awarded in one year can be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Company before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary (with the exception of historical stock grants to Mr. Michael Winn, who shall receive the Common Shares even if he ceases to be the director).

The actual number of Common Shares awarded in each year is that number recommended and approved by the independent members of the Compensation Committee or independent directors of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company is aware of one person who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of April 3, 2018, persons and/or companies holding 5% or more beneficial interest in the Common Shares.

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Common	Paul H. Stephens	15,408,491	19.32%

(1)	Based on 79,746,271 shares outstanding as of April 3, 2018.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

Not applicable.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On April 3, 2018, the Company’s shareholders’ list showed 79,746,271 common shares outstanding and 341 registered shareholders. The Company has researched the indirect holdings by depository institutions and other financial institutions estimates that there are 17 “holders of record" resident in Canada representing 36,586,003 Common Shares, 290 “holders of record" resident in the USA representing 42,760,179 Common Shares, and 34 “holders of record” resident internationally representing 397,089 Common Shares.

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

7.A.4. Change of Control of Company Arrangements.

Not applicable.

7.B. Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the year ended December 31, 2017	Salary or Fees	Payments	Total
Management	$733,244	$361,865	$1,095,109
Outside directors *	149,882	226,614	376,496
Seabord Services Corp.	357,600	-	357,600
Total	$1,240,726	$588,479	$1,829,205

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
Management	$803,033	$215,933	$1,018,966
Outside directors *	151,228	167,534.00	318,762
Seabord Services Corp.	357,600	-	357,600
Total	$1,311,861	$383,467	$1,695,328

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
Management	$1,067,210	$108,637	$1,175,847
Outside directors *	158,257	79,898	238,155
Seabord Services Corp.	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

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

Shareholder Loans

Not applicable.

Amounts Owing to Senior Management/Directors

Included in accounts payable and accrued liabilities at December 31, 2017 is $7,177 (2016 - $5,913; 2015 - $3,467) owed to key management personnel and $23,568 (2016 - $17,559; 2015 - $24,329) to other related parties.

Other than as disclosed above, there have been no transactions since December 31, 2017, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Other Related Party Transactions

In October 2017, the Company issued a note receivable to Revelo, a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at December 31, 2017, the balance owed to the Company pursuant to the note was $429,973 including accrued interest and bonus fee. The Company is negotiating the terms of repayment.

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

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

See ‘‘Item 18. Financial Statements’’ for our Annual Audited Consolidated Financial Statements, related notes and other financial information filed with this annual report on Form 20-F.

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

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Common Shares began trading on the TSX-V on November 23, 2003 and the Common Shares began trading on the NYSE American on January 30, 2012.

The table below lists the high and low sales prices on the TSX-V and NYSE American for: each of the last six months; for the two most recent full financial years and subsequent period, each full financial quarter; and the last five fiscal years.

	NYSE American		TSX-V
	High	Low	High	Low
	(in US$)	(in US$)	(in Cdn$)	(in Cdn$)

Prior Fiscal Years Ended
December 31, 2017	$1.24	$0.67	$1.60	$0.85
December 31, 2016	$ 1.40	$ 0.35	$ 1.84	$ 0.50
December 31, 2015	$ 0.81	$ 0.35	$ 0.97	$ 0.48
December 31, 2014	$ 1.23	$ 0.63	$ 1.93	$ 0.90
December 31, 2013	$ 2.20	$ 0.78	$ 2.15	$ 0.86

Prior Quarters Ended
Q4 - December 31, 2017	$0.92	$0.67	$1.18	$0.85
Q3 - September 30, 2017	$1.04	$0.82	$1.32	$1.02
Q2 - June 30, 2017	$0.97	$0.75	$1.32	$1.05
Q1 - March 31, 2017	$1.24	$0.92	$1.60	$1.22
Q4 - December 31, 2016	$ 1.20	$ 0.85	$ 1.50	$ 1.15
Q3 - September 30, 2016	$ 1.40	$ 0.62	$ 1.84	$ 0.86
Q2 - June 30, 2016	$ 1.03	$ 0.57	$ 1.34	$ 0.77
Q1 - March 31, 2016	$ 0.65	$ 0.35	$ 0.85	$ 0.50

Last 6 Months Ended
February 28, 2018	$0.95	$0.86	$1.17	$1.11
January 31, 2018	$0.97	$0.81	$1.23	$1.02
December 31, 2017	$0.86	$0.72	$1.09	$0.91
November 30, 2017	$0.92	$0.70	$1.18	$0.91
October 31, 2017	$0.86	$0.67	$1.08	$0.85
September 30, 2017	$1.00	$0.82	$1.24	$1.02

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

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

Objects and Purposes

The Articles of EMX place no restrictions upon the type of business that the Company may engage in.

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

11.10      If, at any meeting of shareholders, the chair of the board or president are not present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, one of the chief executive officer, the chief financial officer, a vice-president, the secretary or the Company’s legal counsel may act as chair of the meeting and, failing them, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose of if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person at the meeting to chair the meeting.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Securities as a result of such income being recognized on an applicable financial statement; or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of EMX . This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute "taxable Canadian property" under the Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

If EMX were to constitute a "passive foreign investment company" (a “PFIC”), as defined below, within the meaning of Section 1297 of the Code, for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which EMX is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of EMX

EMX generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of EMX is passive income (the "income test"), or (b) 50% or more of the value of EMX ’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

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

For purposes of the PFIC income test and asset test described above, if EMX owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, EMX will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by EMX from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2018 and expects to be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of EMX as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by EMX concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of EMX .

Default PFIC Rules Under Section 1291 of the Code

If EMX is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat EMX as a "qualified electing fund", or "QEF", under Section 1295 of the Code, or a "QEF Election", or a mark-to-market election under Section 1296 of the Code, or a "Mark-to-Market Election". A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

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

If EMX is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, EMX will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether EMX ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which EMX was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of, (a) the net capital gain of EMX, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of EMX, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (i) "earnings and profits" over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which EMX is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by EMX. However, for any tax year in which EMX is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to EMX generally, (a) may receive a tax-free distribution from EMX to the extent that such distribution represents "earnings and profits" of EMX that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder’s holding period for common shares in which EMX was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, EMX ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which EMX is not a PFIC. Accordingly, if EMX becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which EMX qualifies as a PFIC.

For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. Holders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. Holder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website, www.EMXRoyalty.com. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if EMX does not provide the required information with regard to EMX, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. Common shares generally will be "marketable stock" if the common shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If EMX’s common shares are traded on such a qualified exchange or other market, the common shares generally will be "regularly traded" for any calendar year during which common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which EMX is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of common shares, as of the close of such tax year over (ii) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

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

Certain additional adverse rules will apply with respect to a U.S. Holder if EMX is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

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

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of EMX, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if EMX is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of EMX, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in common shares and thereafter as gain from the sale or exchange of such common shares. See "Sale or Other Taxable Disposition of Common Shares" below. However, EMX may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by EMX with respect to common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided EMX is eligible for the benefits of the Treaty, dividends paid by EMX to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that EMX not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder, (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

Not applicable.

10.G. Statement by Experts

Not applicable.

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

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $334,000.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act) as of December 31, 2017. The CEO and CFO concluded that the disclosure controls and procedures as of December 31, 2017, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2017.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that Messrs. Levet, Bayley and Okada qualify as audit committee financial experts (as defined in Item 407(d)(5) of Regulation S-K under the U.S. Exchange Act), are financially sophisticated (as determined in accordance with Section 803B(2)(iii) of the NYSE American Company Guide), and are independent (as determined under U.S. Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

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

Copies of the Code are available without charge to any person upon request from the Company’s CFO at www.EMXRoyalty.com or at the Company’s headquarters at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or Executive Officer has a material interest.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2017	$117,000	0	0	0
December 31, 2016	$130,000	$14,000	0	$450

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY/AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Common Shares are listed on the NYSE American and the TSX-V. Under the rules of the NYSE American, listed companies are generally required to have a majority of their Board of Directors independent as defined by the NYSE American Company Guide Rules. Currently, as permitted under applicable Canadian regulations, the Company’s Board consists of 5 directors, of which 3 are considered to be independent.

Other than in the composition of the Board of Directors as described above, in the opinion of management the Company’s corporate governance practices do not differ in any significant way from those required of U.S. domestic companies listed on the NYSE American.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2017, 2016 and 2015 with the Report of Independent Registered Public Accounting Firm, comprised of:

a)	Consolidated Statements of Financial Position at December 31, 2017, 2016 and 2015.
b)	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017, 2016 and 2015.
c)	Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.
d)	Consolidated Statements of Shareholders Equity for the years ended December 31, 2017, 2016 and 2015.
e)	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1.1	Articles of EMX Royalty Corporation (formerly Eurasian Minerals Inc.) – Incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 16, 2014.
1.2	Certificate of Change of Name and Notice of Articles dated July 19, 2017 – Previously filed with the SEC on Form 6-K on July 19, 2017.
4.1	Services Agreement between the Company and Seabord Services Corp., dated December 1, 2015 - Previously filed with the SEC on Form 20-F Annual Report on April 30, 2015.
8.1	List of Significant Subsidiaries - Included under Item 4.C, Organizational Structure.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Qualified Person – Eric P. Jensen
15.2	Consent of Qualified Person - Dean D. Turner
15.3	Consent of Qualified Person - Phil Newell
15.4	Audit Committee Charter
EX-101.INS	XBRL INSTANCE DOCUMENT
EX-101.SCH	XBRL TAXONOMY EXTENSION SCHEMA
EX-101.CAL	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE
EX-101.DEF	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE
EX-101.LAB	XBRL TAXONOMY EXTENSION LABEL LINKBASE
EX-101.PRE	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EMX ROYALTY CORPORATION

/s/ Christina Cepeliauskas

Christina Cepeliauskas
Chief Financial Officer

DATED: April 3, 2018

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
EMX Royalty Corp. (formerly Eurasian Minerals Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of EMX Royalty Corp. (formerly Eurasian Minerals Inc.) (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, the consolidated statements of loss, comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31,2017, 2016, and 2015 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016 and its financial performance and its cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has recurring losses, an accumulated deficit of $104,382,744 and the Company anticipates it will require additional working capital to undertake its current business plan. As stated in Note 1 to the consolidated financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2002.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 21, 2018

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	December 31, 2017	December 31, 2016
ASSETS

Current
Cash and cash equivalents	$3,533,611	$3,199,686
Investments (Note 3)	1,139,447	262,756
Receivables (Note 4)	3,376,411	3,430,006
Prepaid expenses	45,194	28,496
Total current assets	8,094,663	6,920,944

Non-current
Restricted cash (Note 5)	771,434	359,172
Receivables (Note 4)	-	1,412,727
Property and equipment (Note 6)	450,278	471,704
Notes receivable (Note 7)	429,973	-
Investment in associated companies (Note 8)	7,578,989	4,992,823
Strategic investments (Note 3)	2,199,199	212,798
Exploration and evaluation assets (Note 9)	1,841,966	2,145,000
Royalty interest (Note 10)	21,943,743	25,831,152
Reclamation bonds (Note 11)	515,748	639,427
Goodwill (Note 12)	1,820,307	4,753,324
Other assets	104,484	104,484
Total non-current assets	37,656,121	40,922,611

TOTAL ASSETS	$45,750,784	$47,843,555

LIABILITIES

Current
Accounts payable and accrued liabilities	$749,865	$577,265
Advances from joint venture partners (Note 13)	808,905	341,361
Total current liabilities	1,558,770	918,626

Non-current
Deferred income tax liability (Note 15)	1,820,307	4,753,324

TOTAL LIABILITIES	3,379,077	5,671,950

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	124,062,091	117,504,585
Commitment to issue shares (Note 14)	23,825	-
Reserves	22,668,535	21,656,380
Deficit	(104,382,744)	(96,989,360)
TOTAL SHAREHOLDERS' EQUITY	42,371,707	42,171,605

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$45,750,784	$47,843,555
Nature of operations and going concern (Note 1)
Events subsequent to the reporting date (Note 20)

Approved on behalf of the Board of Directors on March 21, 2018

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015

ROYALTY INCOME (Note 10)	$2,857,927	$2,227,322	$1,609,553
Cost of sales
Gold tax	(120,618)	(111,366)	(80,478)
Depletion (Note 10)	(2,282,276)	(2,163,221)	(1,716,848)
Net royalty (loss) income	455,033	(47,265)	(187,773)

EXPLORATION EXPENDITURES (Note 9)	6,334,119	6,415,533	5,948,802
Less: recoveries	(1,863,045)	(1,415,574)	(1,584,127)
Net exploration expenditures	4,471,074	4,999,959	4,364,675

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	724,519	721,645	900,453
Depreciation (Note 6)	28,622	114,489	116,119
Investor relations and shareholder information	389,222	274,966	218,731
Professional fees	664,295	510,533	574,067
Salaries and consultants (Note 16)	1,023,831	894,166	961,108
Share-based payments (Note 14 and 16)	676,054	467,939	470,116
Transfer agent and filing fees	168,445	165,040	107,566
Travel	90,041	71,561	187,374
Total general and administrative expenses	3,765,029	3,220,339	3,535,534

Loss from operations	(7,781,070)	(8,267,563)	(8,087,982)

Change in fair value of fair value throught profit or loss investments	122,191	258,702	(427,022)
Permanent loss recorded in the fair value of available for sale investments (Note 3)	-	(697,675)	-
Gain on acquisition and sale of exploration and evaluation assets (Note 9)	1,305,237	6,834,999	5,393,305
Equity loss in associated companies (Note 8)	(994,548)	(1,295,568)	(1,062,146)
Dilution gain in associated companies (Note 8)	503,543	982,634	-
Foreign exchange gain (loss)	(659,473)	(159,862)	1,220,085
Realized gain (loss) on sale of investments	83,345	(287,204)	(58,360)
Interest and other gains on derivative instruments	246,728	16,328	(172,168)
Impairment of royalty interest (Note 10)	-	-	(3,973,699)
Write-off of exploration and evaluation assets (Note 9)	-	-	(56,085)
Impairment of accounts receivable	-	-	(51,302)
Writedown of goodwill (Note 12)	(2,709,239)	(1,518,328)	(3,047,605)
Gain on derecognition and sale of property and equipment	-	10,723	15,892

Loss before income taxes	(9,883,286)	(4,122,814)	(10,307,087)
Deferred income tax recovery (Note 15)	2,489,902	1,439,332	3,431,230

Loss for the year	$(7,393,384)	$(2,683,482)	$(6,875,857)

Basic and diluted loss per share	$(0.09)	$(0.04)	$(0.09)

Weighted average number of common shares outstanding	78,002,082	73,874,415	73,480,833

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended December	Year ended December	Year ended December
	31, 2017	31, 2016	31, 2015
Loss for the year	$(7,393,384)	$(2,683,482)	$(6,875,857)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	609,733	88,515	(105,714)
Permanent loss on financial instruments	-	697,675	-
Currency translation adjustment	(1,424,814)	(862,335)	4,350,667

Comprehensive loss for the year	$(8,208,465)	$(2,759,627)	$(2,630,904)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Loss for the year	$(7,393,384)	$(2,683,482)	$(6,875,857)
Items not affecting operating activities:
Interest income received	(254,261)	(5,590)	(22,270)
Unrealized foreign exchange effect on cash and cash equivalents	(173,740)	(71,562)	290,504
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	(122,191)	(258,702)	427,022
Commitment to issue shares	-	27,462	66,089
Permanent loss on financial instruments	-	697,675	-
Interest on notes receivable	(81,850)	(58,342)	(53,222)
Accretion interest on receivable	(167,718)	(72,806)	-
Derivative loss on accounts receivable	-	120,900	-
Share - based payments	1,415,639	943,334	476,424
Deferred income tax recovery	(2,489,902)	(1,439,332)	(3,431,230)
Depreciation	39,344	136,200	150,782
Depletion	2,282,276	2,163,221	1,716,848
Impairment of royalty interest	-	-	3,973,699
Writedown of goodwill	2,709,239	1,518,328	3,047,605
Impairment of receivables	-	-	51,302
Realized (gain) loss on sale of investments	(83,345)	287,204	58,360
Gain on acquistion and sale of exploration and evalution assets	(1,305,237)	(6,834,999)	(5,393,305)
Gain on derecognition and sale of property and equipment	(29,766)	(10,723)	(15,892)
Write-off of exploration and evaluation assets	-	-	56,086
Equity loss in associated companies	994,548	1,295,568	1,062,146
Dilution gain in associated companies	(503,543)	(982,634)	-
Unrealized foreign exchange (gain) loss	597	(67,249)	(466,587)
Shares received from joint venture partners included in exploration recoveries	(810,521)	(134,738)	(115,000)
Changes in non-cash working capital items:
Receivables	1,908,945	(6,343)	101,200
Prepaid expenses	(16,698)	3,848	21,366
Accounts payable and accrued liabilities	172,600	(86,317)	83,056
Advances from joint venture partners	467,544	203,536	(291,350)
Total cash used in operating activities	(3,441,424)	(5,315,543)	(5,082,224)

Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net of option
payments received	161,048	3,005,280	5,297,357
Interest received on cash and cash equivalents	86,543	5,590	22,270
Notes receivable	(1,405,277)	(542,622)	(973,236)
Proceeds from sale of fair value through profit and loss investments, net	139,365	130,737	136,263
Proceeds of available-for-sale financial instruments	-	17,375	-
Purchase of investments in associated companies	(2,059,631)	-	-
Restricted cash	(412,262)	(89,402)	-
Purchase and sale of property and equipment, net	(24,784)	(16,999)	2,403
Reclamation bonds	123,679	171,307	71,964
Total cash provided by (used in) investing activities	(3,391,319)	2,681,266	4,557,021

Cash flows from financing activities
Proceeds received from private placement, net of share issue costs	6,907,228
Proceeds from exercise of options	85,700	127,800	-
Total cash provided by financing activities	6,992,928	127,800	-

Effect of exchange rate changes on cash and cash equivalents	173,740	71,562	(290,504)
Change in cash and cash equivalents	333,925	(2,434,915)	(815,707)
Cash and cash equivalents, beginning	3,199,686	5,634,601	6,450,308
Cash and cash equivalents, ending	$3,533,611	$3,199,686	$5,634,601

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Shares issued for private placement	5,000,000	6,200,000	-	800,000	-	-	7,000,000
Finder's fees in units	246,604	305,789	-	39,457	-	-	345,246
Share-based payments	313,873	358,490	23,825	1,033,324	-	-	1,415,639
Share issuance costs in units	-	(345,246)	-	-	-	-	(345,246)
Share issuance costs in cash	-	(92,772)	-	-	-	-	(92,772)
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,424,814)	-	(1,424,814)
Change in fair value of financial instruments	-	-	-	-	609,733	-	609,733
Loss for the year	-	-	-	-	-	(7,393,384)	(7,393,384)
Balance as at December 31, 2017	79,725,187	$124,062,091	$23,825	$13,434,466	$9,234,069	$(104,382,744)	$42,371,707

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000	-	-	-	-	145,000
Shares issued as incentive stock grants	140,000	166,600	(166,600)	-	-	-	-
Shares issued from exercise of options	165,000	127,800	-	-	-	-	127,800
Equity investment share-based payments	-	-	-	366,800	-		366,800
Commitment to issue shares	-	-	27,462	943,334	-	-	970,796
Reclassification of fair value of options exercised	-	65,133	-	(65,133)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(862,335)	-	(862,335)
Change in fair value of financial instruments	-	-	-	-	88,515	-	88,515
Permanent loss on financial instruments	-	-	-	-	697,675	-	697,675
Loss for the year	-	-	-	-	-	(2,683,482)	(2,683,482)

Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of common		Commitment to	Share-based	comprehensive gain
	shares	Capital stock	issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	163,000	233,950	(233,950)	-	-	-	-
Commitment to issue shares	-	-	66,089	-	-	-	66,089
Equity investment share-based payments	-	-	-	322,900	-	-	322,900
Share - based payments	-	-	-	476,424	-	-	476,424
Foreign currency translation adjustment	-	-	-	-	4,350,667	-	4,350,667
Change in fair value of financial instruments	-	-	-	-	(105,714)	-	(105,714)
Loss for the year	-	-	-	-	-	(6,875,857)	(6,875,857)
Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”) and its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

On July 19, 2017 the Company officially changed its name to EMX Royalty Corporation, formerly Eurasian Minerals Inc.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and royalty generation programs from the date of these consolidated financial statements, management believes it will require additional working capital to undertake it’s current business plan. The Company has incurred recurring losses and has an accumulated deficit of $104,382,744. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. These uncertainties may cast doubt upon the Company’s ability to continue as a going concern.

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of EMX Royalty Corp., the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

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

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

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

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, restricted cash, reclamation bonds, notes receivable, strategic investments, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

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

Investments (Marketable securities) classified as FVTPL are measured at fair market value. Changes in fair value of FVTPL assets are reflected in profit or loss in the period in which they occur. Changes in fair value of AFS assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

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

Convertible Notes Receivable

The notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. The conversion feature is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of the issue for instruments of similar term and risk. Interest income based on the rate of the note will be receivable on maturity are recognized through profit and loss as interest income. The equity conversion option is an embedded derivative that has been separated from the notes receivable and is valued based on residual value.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

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

Revenue recognition

The Company recognizes revenue in accordance with IAS 18 Revenue and based upon amounts contractually due pursuant to the underlying royalty agreements. Specifically, royalty revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) when persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership have been transferred; (iii) the royalty or stream being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

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

Property and equipment

Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

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

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

The Company has granted certain employees and non-employess restricted share units (“RSUs”) to be settled in shares of the Corporation. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

Income taxes (Continued)

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

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

The Company expects that these new IFRS standards will have an insignificant effect on its consolidated financial statements other than increased note disclosure.

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

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

b)	Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

3. INVESTMENTS

For the years ended December 31, 2017 and 2016, the Company had the following investments:

		Accumulated
December 31, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,396,251	$(1,256,804)	$1,139,447
Total Fair value through profit or loss	2,396,251	(1,256,804)	1,139,447
Available-for-sale
Marketable securities	2,287,141	(87,942)	2,199,199
Total investments	$4,683,392	$(1,344,746)	$3,338,646

		Accumulated
December 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,641,751	$(1,378,995)	$262,756
Total Fair value through profit or loss	1,641,751	(1,378,995)	262,756
Available-for-sale
Marketable securities	910,473	(697,675)	212,798
Total investments	$2,552,224	$(2,076,670)	$475,554

During the year ended December 31, 2017, the Company recorded a loss of $Nil (2016 - $697,675) related to the permanent impairment of certain available-for-sale marketable securities. The Company had sustained significant unrealized losses for which there was no expectation of reversal in the forseable future.

4. RECEIVABLES

The Company’s receivables are related to the sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partner.

As at December 31, 2017 and 2016, the current receivables were as follows:

Category	December 31, 2017	December 31, 2016
Sale of Akarca (Note 9)	$2,447,595	$4,145,898
Royalty income receivable	258,223	306,513
Refundable taxes	151,163	142,857
Recoverable exploration expenditures and advances	270,547	79,090
Other	248,883	168,375
As at December 31, 2017	3,376,411	4,842,733
Less: Long term portion	-	(1,412,727)
Total	$3,376,411	$3,430,006

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

4. RECEIVABLES (Continued)

The carrying amounts of the Company’s current and non – current receivables are denominated in the following currencies:

Currency	December 31, 2017	December 31, 2016
Canadian Dollars	$280,925	$48,448
US Dollars	3,040,347	4,744,825
Turkish Lira	24,535	41,785
Swedish Krona	29,575	6,824
Other	1,029	851
Total	$3,376,411	$4,842,733

5. RESTRICTED CASH

At December 31, 2017, the Company classified $771,434 (2016 - $359,172) as restricted cash. This amount is comprised of $179,502 (2016 - $189,233) held as collateral for its corporate credit cards, $Nil (2016 - $65,706) held as a security deposit for the Company’s Haiti exploration program, and $591,932 (2016 – $104,233) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA pursuant to expenditure requirements for ongoing option agreements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

6. PROPERTY AND EQUIPMENT

During the year ended December 31, 2017 depreciation of $10,722 (2016 - $21,711; 2015 - $34,633) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2014	$91,713	$146,041	$6,635	$197,200	$572,443	$414,526	$1,428,558
Additions	7,981	10,224	1,170	16,105	6,065	-	41,545
Disposals and derecognition	-	(2,152)	(3,059)	(165,888)	-	-	(171,099)
As at December 31, 2015	99,694	154,113	4,746	47,417	578,508	414,526	1,299,004
Additions	10,549	6,450	-	-	-	-	16,999
Disposals and derecognition	-	(79,630)	(2,365)	(47,417)	-	-	(129,412)
As at December 31, 2016	110,243	80,933	2,381	-	578,508	414,526	1,186,591
Additions	-	-	-	-	20,447	4,337	24,784
Disposals and derecognition	-	(20,756)	-	-	-	-	(20,756)
As at December 31, 2017	$110,243	$60,177	$2,381	$-	$598,955	$418,863	$1,190,619

Accumulated depreciation
As at December 31, 2014	$91,713	$106,850	$3,958	$157,625	$317,183	$-	$677,329
Additions	7,981	8,161	1,832	15,595	117,213	-	150,782
Disposals and derecognition	-	(1,680)	(1,656)	(140,231)	-	-	(143,567)
As at December 31, 2015	99,694	113,331	4,134	32,989	434,396	-	684,544
Additions	7,438	12,601	-	671	115,490	-	136,200
Disposals and derecognition	-	(70,444)	(1,753)	(33,660)	-	-	(105,857)
As at December 31, 2016	107,132	55,488	2,381	-	549,886	-	714,887
Additions	3,111	7,104	-	-	29,129	-	39,344
Disposals and derecognition	-	(13,890)	-	-	-	-	(13,890)
As at December 31, 2017	$110,243	$48,702	$2,381	$-	$579,015	$-	$740,341

Net book value
As at December 31, 2016	$3,111	$25,445	$-	$-	$28,622	$414,526	$471,704
As at December 31, 2017	$-	$11,475	$-	$-	$19,940	$418,863	$450,278

During the year ended December 31, 2017, the Company sold fully amortized equipment to an associated entity and recorded a gain on sale of $29,766 and a corresponding receivable due from the investment in the associated entity. The sale value of the equipment was determined to be market value. Included in gain (loss) on acquisition and sale of exploration and evaluation assets was field equipment in Australia with a book value of $6,866.

During the year ended December 31, 2016, the Company sold certain foreign operations for a gain of $6,834,999. Included in this gain was property and equipment with a net book value of $23,555.

During the year ended December 31, 2015, the Company acquired and sold certain exploration and evaluation assets for a net gain of $5,393,305. Included in this gain was the acquisition of property and equipment with a net book value of $7,013. Also, during the year ended December 31, 2015 the Company sold property and equipment with a net book value of $21,041 for total proceeds of $36,933 for a net gain of $15,892, and included in exploration and evaluation expenditures is a loss on disposal of property and equipment with a net book value of $6,490.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

7. NOTES RECEIVABLE

On February 5, 2015, the Company entered into a convertible loan agreement with IG Copper, LLC (“IGC”), an associated company of EMX (Note 8) allowing IGC to borrow up to a maximum of US$500,000. The loan carried an interest rate of 8% per annum and the full amount of the principal and interest was due January 3, 2017. The full US$ 500,000 had been drawn and during the year ended December 31, 2016, the Company entered into an amended and restated loan agreement with IGC such that the IGC Loan shall include any additional sums that were advanced by the Company to, or paid by the Company on behalf of IGC from time to time prior to January 3, 2017. As such, US$198,953 of expenses paid by the Company on behalf of IGC were added to the IGC Loan.

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

During fiscal 2016, the Company advanced an additional US$400,000. On August 15, 2016, the Company converted the full amount of the outstanding loan, US$1,184,511 inclusive of accrued interest of US$85,558, at US$5.00 per unit, which was the unit price of the most recently completed financing, into 236,902 membership units and 236,902 warrants of IGC.

During the year ended December 31, 2017, the Company issued convertible notes to IGC allowing IGC to borrow up to US$750,000. The notes carried an interest rate of 8% per annum and the full amount of the principal and interest is due 12 months from the date of the note. The full US$750,000 was drawn. At any time prior to the maturity date, the Company had the right to convert all or any part of the principal sums and accrued interest into membership Units of IGC at US$5.00 per Unit. Each membership Unit consists of one Membership Interest and one warrant to purchase one Membership Interest for US$6.00 during a period of 12 months from the conversion date.

The notes receivable consisted of two components: the note receivable component and the equity conversion option. At initial recognition the fair value of the equity conversion option was estimated to be $79,220. The fair value of the note receivable component was estimated at $926,057. The note receivable component is accreted over its expected term using the effective interest method at an effective rate of approximately 18%. For the year ended December 31, 2017, the Company recorded $51,877 of interest income, as well as a foreign exchange loss of $38,401. On November 30, 2017, the Company converted the full amount of the outstanding loans, $1,017,540 (US$789,967) inclusive of accrued interest of $51,877 (US$39,967), at US$5.00 per unit, which was the unit price of the most recently completed financing, into 157,993 membership units and 157,993 warrants of IGC.

On October 16, 2017, the Company issued notes receivable to Revelo Resources Corp., a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at December 31, 2017, the balance owed to the Company pursuant to the note was $429,973 including accrued interest and bonus fee. The Company is negotiating the terms of repayment.

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 41% (2016 – 39%; 2015 – 42%) equity investment in IGC. At December 31, 2017, including the conversion of convertible notes, cash purchases of shares, and interest on any balances due from IGC, the Company has invested an aggregate of US$11,354,977 towards its investment (2016 - US$8,967,010; 2015 - US$7,782,500). At December 31, 2017, the Company’s investment including dilution gains, less its share of accumulated equity losses was $7,578,989 (2016 - $4,992,823). The Company’s share of the net loss for the year ended December 31, 2017 was $994,548 (2016 - $1,295,568; 2015 - $1,062,146).

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at December 31, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the year ended are as follows:

December 31, 2017	IGC
Aggregate assets	$6,127,735
Aggregate liabilities	(1,108,694)
Loss for the year	(2,713,490)
The Company's ownership %	41%
The Company's share of loss for the year	(994,548)

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

December 31, 2016	IGC
Aggregate assets	$6,884,378
Aggregate liabilities	(1,471,260)
Loss for the year	(3,216,120)
The Company's ownership %	39%
The Company's share of loss for the year	(1,295,568)

During the year ended December 31, 2017, the Company recognized a dilution gain of $503,543 (2016 - $982,634) related to the Company’s change in ownership percentage as a result of IGC’s share issuance for cash proceeds and loan conversions.

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2017 and 2016, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2017	December 31, 2016
Asia Pacific	Various	$-	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	-	-
	Trab	78,587	78,587
United States	Superior West, Arizona	867,096	1,000,479
of America	Yerington, Nevada	304,568	393,095
Total		$1,841,966	$2,145,000

During the year ended December 31, 2017, the Company received a $133,383 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”). The Company also received the annual option payment related to an option agreement with Mason Resources Corp (“Mason”) for $88,527 (US$75,000) and applied against the Yerington project. Also during the year ended December 31, 2017, the Company sold the wholly owned Australian subsidiary that held the Koonenberry licences in Australia. As part of the sale, the Company transferred the ownership of the Koonenberry property which had a capitalized cost of $81,124.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (continued)

During the year ended Dececmber 31, 2016, the Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”) applied against the Superior West capitalized costs. Also during the year ended December 31, 2016, the Company sold its Sisorta project in Turkey and all capitalized costs were recovered.

During the year ended December 31, 2015 the Company wrote-off $56,085 of capitalized exploration costs related to the termination of a 1% net smelter returns royalty (“NSR”) agreement on one of its interests in Haiti.

Sweden and Norway Licenses

The Company holds certain exploration permits in Sweden and Norway. There are no specific spending commitments on the Swedish licenses and permits.

On February 14, 2017, the Company completed an agreement to sell certain wholly owned subsidiaries in Sweden previously announced in November 2016, to Boreal Metals Corp. (“BMC”)(TSX-V: BMX), a British Columbia corporation. Pursuant to the agreement BMC acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In exchange for the transfer of its wholly-owned subsidiary Iekelvare AB, which owns the Gumsberg and Adak properties, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns the Tynset and Burfjord properties BMC must complete the following:

•

BMC issued 1,713,390 common shares to EMX representing a 19.9% equity ownership in BMC. BMC had thecontinuing obligation to issue additional shares of BMC to EMX to maintain its 19.9% interest in Boreal, at no additional cost to EMX, until BMC raised CAD $5,000,000 in equity (completed). EMX now has the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in Boreal.

•	BMC also agreed to reimburse SEK 550,000 ($81,996, received) to the Company for license fees related to the Adak license.
•

As part of the agreement, EMX will receive an uncapped 3% NSR royalty on each of the properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty on any given project by paying EMX US$2,500,000 in cash and shares of BMC. Such buy down is project specific.

•

Additionally, EMX will receive annual advance royalty (“AAR”) payments of US$20,000 for each of the properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that BMC may forgo AAR payments on two of the four Properties in years two and three.

•

EMX will also receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

•	As part of the agreement, EMX also has the right to nominate one seat on the Board of Directors of BMC.

Pursuant to the sale agreement, the Company received 1,713,390 shares of BMC on signing and valued the shares received at $0.05 per share or $85,670, and paid a US$12,000 ($15,862) finders fee. Subsequent to signing, pursuant to equity and private placements completed by BMC, BMC issued EMX a further 7,492,492 shares to EMX valued at $1,290,998. Pursuant to the sale agreement, EMX has recorded a total gain on sale of $1,393,224. As at December 31, 2017, EMX held 9,205,882 shares of BMC representing approximately a 17.8% interest.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden and Norway Licenses (continued)

In December 2017, the Company executed an option agreement for the sale of the Slättberg licenses in Sweden to Sienna Resources Inc. (“Sienna”) (TSX-V: SIE). As part of the agreement, Sienna can earn a 100% interest in the project during a one-year option period by completing the following:

•	On signing the agreement, Sienna issued EMX 3,000,000 common shares of Sienna stock valued at $750,000;
•	As a condition to the exercise of the option, Sienna must undertake work commitments of at least $500,000 on the project, including drilling of at least 750 meters.
•	Upon exercise of the option, issue to EMX an additional 3,000,000 common shares of Sienna, and EMX will receive a 3% NSR royalty on the project.
•

After exercise of the option, Sienna will use commercially reasonable efforts to raise $3,000,000 for development of the project and other activities. Once Sienna has raised that amount, Sienna will issue an additional 4,000,000 common shares to EMX. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its interest in Sienna.

•	Within six years of the execution of the agreement, Sienna may purchase 0.5% of the NSR royalty for $1,500,000, leaving EMX with a 2.5% NSR royalty.

United States

Aguila de Cobre, Arizona

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

Cathedral Well, Nevada

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary BCE, with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) to earn a 100% interest in the Cathedral Well project by paying EMX a total of US$100,000 over the next three years after which the Company will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. Ely Gold completed their earn-in for the property in November of 2016 through a trade with EMX, whereby a subsidiary of Ely Gold executed a quit claim deed for certain mining claims adjacent to EMX’s Spring Canyon property in Nevada in lieu of its last US$25,000 option payment. In December 2016, Ely Gold announced it had optioned the property to Colorado Resources Ltd. (TSX-V: CXO).

Hardshell Skarn, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

In October 2015, the Company signed an exploration and option agreement through its wholly-owned subsidiary FOBC LLC, with Arizona Mining Inc, to earn a 100% interest in the project by paying the Company a total of US$85,000 as follows: US$25,000 (received) upon execution of the agreement and US$60,000 (received) over the next three years. In 2017, Arizona Mining earned a 100% interest in the project under the agreement by accelerating and completing the required US$85,000 in cash payments. The Company now retains a 2% NSR. After exercise of the option, annual advanced royalty payments of US$5,000 commence on the first anniversary of the exercise of the option. After commencement of commercial production, the Company is due payments of US$5,000 or the royalty coming due that year, whichever is greater.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Greenwood Peak, Arizona

In November 2017, EMX executed an Option Agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) (LSE: Anto) wherby Antofagasta can earn a 100% interest in the Greenwood Peak project by: a) reimbursing EMX’s acquisition costs and making annual option payments, together totaling US$630,000 ($30,000 received), and b) completing US$4,500,000 in work expenditures within the five year option period. Upon exercise of the option EMX will retain a 2% NSR royalty on the project, which is not capped and not subject to buy-down. After exercise of the option, annual advance royalty and milestone payments will be due to EMX.

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

Copper Springs, Arizona

In January, 2015, Desert Star terminated its interest in the Copper Springs project and the Company regained 100% control of the project.

On February 25, 2017, through BCE, the Company executed an Option Agreement for Copper Springs with Anglo American Exploration (USA), Inc. (“Anglo American”). Anglo American can earn a 100% interest in the project by: a) reimbursing 2016 holding and permitting costs and making annual option payments, together totaling US$447,000 ($82,000 received), and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US$2,000,000. After exercise of the option, annual advanced minimum royalty (“AMR”) payments and milestone payments will be due to EMX.

Copper King, Arizona

On September 1, 2014, and July 21, 2015 the Copper King agreement was amended, extending the 2nd anniversary payments and work commitments into 2016. On March 1, 2016, Desert Star terminated its option on the Copper King project. In October 2016, the Company, through BCE, entered into an option agreement to sell the Copper King property for a combination of cash payments and work commitments. The agreement grants Kennecott the option to acquire a 100% interest in the property.

Pursuant to the Agreement, Kennecott can earn a 100% interest in the Project by (a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314 (US$79,314 received), and (b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the Agreement Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable.

After exercise of the option, AMR payments and milestone payments will be due to EMX.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Red Top, Arizona

On September 1, 2014, and July 31, 2015 the Red Top agreement was amended extending the 2nd anniversary payments and work commitments into 2016. In January 2017 Desert Star terminated its option on the Red Top project and returned 100% control of the project to BCE.

Buckhorn Creek and Frazier Creek Properties, Arizona and Nevada

In October 2013, the Company, through its wholly owned subsidiary BCE, entered into option agreements to sell the Frazier Canyon and Buckhorn Creek projects for a combination of cash payments, work commitments, and common shares. The agreements granted Savant Explorations Ltd. (“Savant”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

On April 27, 2015, Savant terminated its option to acquire the Frazier Creek property and the Company relinquished all mineral rights on the Frazier Creek property. On September 24, 2015, Savant terminated its interest in the Buckhorn Creek property with the Company retaining 100% ownership of the property.

Superior West, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option. The Company also may earn a 100% interest in additional adjacent claims under option from a third party for cash payments totaling US$1,000,000 on or before January 2017 and subject to a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments. The Company exercised the option in December 2016, and retains a 100% interest in the project.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary BCE, for the Superior West project with Kennecott. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 (US $100,000 received in March 2016, and US$100,000 received in January 2017 ) before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

Kennecott has maintained or exceeded any minimum requirements for expenditures on the project and the agreement remains in good standing.

Mineral Hill, Wyoming

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

Pursuant to the Agreement, Coeur may acquire a 100% interest in the Property by a) making yearly option payments, beginning upon execution of the Agreement, totaling US$435,000 (US$10,000 received upon execution, US$15,000 received in October 2017), b) making exploration expenditures totaling US$1,550,000 on or before the fifth anniversary of the agreement, and c) paying US$250,000 upon exercise of the option.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Upon exercise of the option, EMX and MHL will retain a 4% NSR royalty, of which Coeur may purchase up to 1.5% of the NSR royalty if, within sixty days after the completion of a PEA, Coeur purchases the first 0.5% for US$1,000,000. Coeur may purchase an additional 0.5% or 1% of the NSR royalty at any time thereafter for US$2,000,000 per 0.5% interest (maximum total buy down of 1.5%), with EMX and MHL retaining a 2.5% interest.

After the option exercise, EMX and MHL will receive annual advance minimum royalties of US$150,000 and, upon completion of a feasibility study, a milestone payment of US$1,000,000.

Ophir, Utah

In October 2016, the Company completed the sale of five patented mining claims comprising its Ophir property in Utah, through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott. The terms of the sale include a cash payment of US$75,000 (received) to EMX at closing, with the Company retaining a 2% NSR royalty on the property.

Yerington West, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the BLM. Yerington West is under an Option Agreement, dated September 24, 2009 originally with Entrée Gold Inc. ("Entrée"), and now is with Mason Resources Corp. ("Mason") (TSX: MNR) as a result of a 2017 "spin out" whereby Entrée transferred the Ann Mason project, which includes EMX's Yerington West property, into Mason, a newly incorporated company.

Under the agreement, Mason can earn up to an 80% interest in the project by a) incurring expenditures of $1,000,000, making cash payments of $140,000, and issuing 85,000 shares within three years (completed by Entrée), b) making aggregate advance royalty payments totaling $375,000, being US$50,000 per year between the fifth and seventh anniversaries (received), and $75,000 per year between the eighth and tenth anniversaries ($75,000 received during the year ended Dececmber 31, 2017); and (c) delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once earn-in has been completed, EMX can convert its interest to a 2.5% NSR. Mason has the option to buy down 1.5% of the NSR for US$4,500,000 million.

Various

The Company holds interests acquired by staking in several jurisdictions including Utah, Nevada, Arizona, Colorado and Wyoming.

Turkey

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Akarca Property

On June 20, 2013, the Company entered into an option agreement to sell its 100% interest in AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu, a privately owned Turkish company.

Colakoglu paid $350,000 and completed drilling requirements on the project and was required to pay additional amounts to earn its interest. In October, 2015, Çolakoglu advised EMX that it decided to forego exercising the option and the Company regained 100% control of the Akarca project.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Effective July 29, 2016, the Company entered into a share purchase agreement for the sale of AES Madencilik A.S. (“AES”), the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay inşaat Taahhüt veTicaret A.Ş. ("Çiftay"), a privately owned Turkish company.

The terms of the sale provide payments to EMX as summarized below (gold payments can be made as gold bullion or the cash equivalent):

•	US$2,000,000 cash payment ($2,630,760) to EMX upon closing of the sale (received);
•

500 ounces of gold every six months commencing February 2, 2017 up to a cumulative total of 7,000 ounces of gold. Received US$601,825 in February, 2017 and US$634,825 in July, 2017, and credited against accounts receivable. Receipt of these payments leaves a pre-production total of 6,000 ounces of gold (or the cash equivalent) to be paid to EMX.

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

Pursuant to the agreement, Çiftay has guaranteed the future payments of 2,500 ounces of gold, or cash equivalent. As at December 31, 2017, the Company has recorded a receivable of $2,447,595 (including $167,718 of accreted interest income) related to the guaranteed payments which was estimated using a valuation model that requires significant judgments and assumptions, including to future metal prices and discount rates. Included in the calculation for the year ended December 31, 2017, the Company used a long term gold price of US$1,332 per ounce and a discount rate of 6%.

The sale of AES resulted in a gain of $6,683,560, resulting from proceeds of $6,737,452, less the net assets of AES of $53,892 which is included in the gain on acquisition and sale of exploration and evaluation assets for the year ended December 31, 2016.

Subsequent to December 31, 2017, EMX received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement.

Sisorta Property

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to Çolakoglu Ticari Yatrim A.S. (“Çolakoglu”) for a combination of option payments and expenditure requirements. Çolakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of $156,800 (AUD$162,092). As a result of the purchase, the Company recorded a gain on acquisition of $26,407, and $131,440 of the purchase price was allocated to exploration and evaluation assets.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Effective July 1, 2016, the Company entered into a share purchase agreement for the sale of EBX Madencilik A.S. (“EBX”), a wholly-owned subsidiary that controlled the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company.

The agreement provides for Bahar's staged payments to EMX as summarized below:

•	US$250,000 cash payment ($332,969) to EMX upon closing of the sale (received).
•	Annual cash payments of US$125,000 (received) beginning on July 1, 2017 until commencement of commercial production from the Property.
•	3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the Property that is processed on-site (increased to 5% if the ore is processed off-site).
•	The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.
•	The NSR Payment is uncapped and cannot be bought out or reduced.

Pursuant to the sale of Sisorta, during the year ended December 31, 2016, the Company paid a finders fee of US$48,740 ($63,549) and recorded a gain on the sale of EBX of $86,041 which is included in the gain (loss) on acquisition and sale of exploration and evaluation assets. The future annual cash payments are not accrued as there is no guarantee of payment, and the shares of EBX could be returned if the payments are not made.

Balya Property

EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006. The Balya royalty due to EMX from 2016 production totaled US$154,299, from which Dedeman's earlier advance royalty payment of US$100,000 was credited, resulting in an adjusted payment to EMX of US$54,299 . Including applicable taxes in Turkey, $40,217 (US$30,762) has been included in royalty income. The AMR’s and net royalty payments have been included in Royalty income.

Golcuk Transfer and Royalty Agreement

On July 17, 2012, amended on January 29, 2013, and amended again by a second amending agreement dated as of November 8, 2016, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer a 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

•	500,000 PRL shares on the initial issuance date (received during the year ended December 31, 2013 and valued at $27,500 or $0.055 per share);
•	An additional 500,000 PRL shares on or before the first anniversary of the initial issuance date (received during the year ended December 31, 2014 and valued at $25,000 or $0.05 per share);
•	An additional 1,000,000 PRL shares on or before the second anniversary of the initial issuance date (received in February 2015 and valued at $115,000 or $0.115 per share); and,
•	An additional 1,000,000 PRL Shares on or before the third anniversary of the initial issuance date (received in February 2016 and valued at $55,000 or $0.055 per share).

In addition to the transfer of shares, Pasinex will then pay the Company a 2.9% NSR royalty from production. Pasinex may pay the first minimum royalty payment by delivering 664,483 common shares in the capital of PRL to the Royalty Holder on or before November 30, 2016 (received valued at $79,738). Pasinex has the option of purchasing 0.9% of the royalty for US$1,000,000 prior to the 6th anniversary of the effective date of the agreement. In 2017 EMX received 224,150 shares of Pasinex and US$49,204 in cash for the advance royalty payment due in September, 2017.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

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

Tumad's payment and drill requirements have not been met and Tumad terminated the agreement in 2017, and is currently in the process of returning the property to 100% EMX control.

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

Alankoy Property – Black Sea Copper & Gold Agreement

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

In February 2017, the Company received notification that 0955767 B.C Ltd (Formerly Black Sea) was terminating the Alankoy agreement and paid US$16,439 to EMX for reimbursement of costs. EMX has regained 100% control of the project.

Aktutan Property

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR and annual advance royalty payments. During the year ended December 31, 2017, EMX received two advanced royalty payments on its Aktutan property for $261,473 (US$200,000) from Dedeman.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Australia exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with license holders.

Koonenberry Property

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

In 2017, Koonenberry Gold Pty Ltd. (“KNB”) completed the earn-in requirements under the exploration and option Agreement between NQM and the Company, and elected to acquire EMX’s Koonenberry exploration licenses. KNB, a private Australian company, is the successor in interest to NQM under the agreement. The Company transferred its wholly-owned subsidiary, EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB. EMX retains a 3% royalty on all future production from the Koonenberry licenses. As a result of this transaction, all of EMX’s interests in the Koonenberry gold project have now been converted to royalties. As a result of the sale, the Company recorded a loss of $87,987 being the capitalized costs of the Koonenberry property and field equipment with a book value of $6,866 transferred to KNB at the time of sale.

New Zealand exploration licenses

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2017, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey	Asia Pacific			Other	Total
		Kennecott Exploration	Anglo American	Other USA	Total		New Zealand	Other	Total
Administration Cost	$67,159	$74	$292	$185,833	$186,199	$65,877	$40,765	$10,669	$51,434	$6,073	$376,742
Assays	24,972	7,727	-	6,031	13,758	940	-	-	-	-	39,670
Drilling / Trenching	13,509	370	-	89,142	89,512	-	-	-	-	-	103,021
Land and Legal	73,870	-	-	198,126	198,126	23,062	3,511	15,334	18,845	9,534	323,437
Logistics	26,040	8,326	6,168	187,423	201,917	1,379	-	-	-	-	229,336
Personnel	566,367	35,565	18,052	1,593,930	1,647,547	175,649	13,606	106,659	120,265	44,619	2,554,447
Property Cost	347,792	363	39,396	901,022	940,781	27,130	3,965	25,238	29,203	-	1,344,906
Professional Services	77,768	-	-	6,498	6,498	93,506	-	72,497	72,497	27,180	277,449
Share Based Payments	111,887	-	-	476,569	476,569	52,362	5,318	28,456	33,774	64,993	739,585
Technical Studies	17,921	10,370	-	2,554	12,924	-	-	34,506	34,506	31,873	97,224
Travel	118,904	735	-	104,249	104,984	11,584	1,567	6,844	8,411	4,419	248,302
Total Expenditures	1,446,189	63,530	63,908	3,751,377	3,878,815	451,489	68,732	300,203	368,935	188,691	6,334,119
Recoveries	(239,088)	(69,812)	(167,690)	(166,028)	(403,530)	(21,338)	(26,434)	(31,578)	(58,012)	-	(721,968)
Operator fees	-	(7,451)	-	(22,319)	(29,770)	-	-	-	-	-	(29,770)
Option Payments & Shares Received	(750,000)	(64,901)	-	(110,333)	(175,234)	(122,326)	-	-	-	-	(1,047,560)
Other Property Income	-	(2,090)	(714)	(55,594)	(58,398)	-	(5,349)	-	(5,349)	-	(63,747)
Total Recoveries	(989,088)	(144,254)	(168,404)	(354,274)	(666,932)	(143,664)	(31,783)	(31,578)	(63,361)	-	(1,863,045)
Net Expenditures	$457,101	$(80,724)	$(104,496)	$3,397,103	$3,211,883	$307,825	$36,949	$268,625	$305,574	$188,691	$4,471,074

During the year ended December 31, 2017, The Company:

•	Received or accrued $239,088 in expenditures recovered from Boreal in Sweden;
•	Received 3,000,000 common shares of Sienna valued at $750,000;
•	Received a $65,368 (US$50,000) option payment related to an exploration and option to purchase agreement for the Copper King project with Kennecott;
•	Received as part of the Copper Springs option agreement with Anglo American, US$ 82,000 ($106,436) as reimbursement of previously paid land holding costs; and
•

Recorded an option payment from Pasinex pursuant to a property agreement on the Company’s Golcuk property for the equivalent to 75 ounces of gold in the form of $61,805 (US$49,204) cash and 224,150 shares of Pasinex valued at $60,521.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended December 31, 2016, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey			Asia Pacific			Other	Total
		Kennecott Exploration	Desert Star Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$37,498	$109	$25	$157,106	$157,240	$27,055	$92,397	$119,452	$2,220	$9,520	$11,740	$24,650	$350,580
Assays	8,596	845	-	6,635	7,480	676	-	676	-	-	-	-	16,752
Drilling / Trenching	76,687	314,972	-	91	315,063	44,283	14,679	58,962	-	-	-	-	450,712
Land and Legal	48,632	-	-	182,160	182,160	39,603	160,831	200,434	-	23,778	23,778	40,384	495,388
Logistics	14,535	57,164	1,822	70,590	129,576	13,810	5,708	19,518	-	9,155	9,155	5,282	178,066
Personnel	195,223	118,679	12,676	1,420,907	1,552,262	297,586	264,527	562,113	-	99,751	99,751	171,881	2,581,230
Property Cost	165,640	2,677	39,460	485,365	527,502	154,526	32,426	186,952	37,230	47,219	84,449	-	964,543
Professional Services	135,527	-	-	13,664	13,664	61,577	22,029	83,606	496	1,772	2,268	17,625	252,690
Share Based Payments	40,285	-	-	295,008	295,008	32,805	69,020	101,825	-	17,673	17,673	48,066	502,857
Technical Studies	106,093	42,666	-	16,107	58,773	38,383	6,544	44,927	-	11,397	11,397	163,444	384,634
Travel	63,571	-	-	103,478	103,478	16,310	31,479	47,789	-	6,861	6,861	16,382	238,081
Total Expenditures	892,287	537,112	53,983	2,751,111	3,342,206	726,614	699,640	1,426,254	39,946	227,126	267,072	487,714	6,415,533
Recoveries	-	(555,217)	(51,833)	(21,938)	(628,988)	(43,550)	-	(43,550)	-	(48,781)	(48,781)	-	(721,319)
Operator fees	-	(56,271)	(1,263)	-	(57,534)	-	-	-	-	-	-	-	(57,534)
Option Payments *	-	(24,720)	-	(125,890)	(150,610)	-	(170,146)	(170,146)	(180,476)	-	(180,476)	-	(501,232)
Other Property Income	-	(9,720)	(265)	(39,755)	(49,740)	-	(56,466)	(56,466)	(27,243)	-	(27,243)	(2,040)	(135,489)
Total Recoveries	-	(645,928)	(53,361)	(187,583)	(886,872)	(43,550)	(226,612)	(270,162)	(207,719)	(48,781)	(256,500)	(2,040)	(1,415,574)
Net Expenditures	$892,287	$(108,816)	$622	$2,563,528	$2,455,334	$683,064	$473,028	$1,156,092	$(167,773)	$178,345	$10,572	$485,674	$4,999,959

*The Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott applied as to $105,100 to the Superior West capitalized costs, and $24,720 to exploration recoveries.

Significant components of “Other” total exploration expenditures for the year ended December 31, 2016 were Haiti - $148,455; Austria - $48,767; and other general exploration costs in Europe totalling - $146,159.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended December 31, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA				Turkey			Asia Pacific			Other *	Total
		Kennecott Exploration	Desert Star Resources	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total
Administration Cost	$61,523	$676	$1,271	$127,873	$129,820	$16,296	$43,532	$59,828	$4,767	$2,932	$7,699	$44,763	$303,633
Assays	5,307	1,825	142	22,472	24,439	-	5,509	5,509	-	-	-	1,480	36,735
Drilling / Trenching	11,874	-	-	7,111	7,111	-	-	-	-	-	-	-	18,985
Land and Legal	39,518	-	-	132,178	132,178	23,208	45,957	69,165	4,914	10,136	15,050	31,480	287,391
Logistics	26,978	32,211	2,646	98,391	133,248	12,014	40,408	52,422	499	4,475	4,974	48,472	266,094
Personnel	423,697	154,004	24,500	1,261,865	1,440,369	205,665	561,082	766,747	45,557	101,586	147,143	201,162	2,979,118
Property Cost	60,369	87,771	75,530	415,594	578,895	176,773	116,132	292,905	8,921	44,322	53,243	43,094	1,028,506
Professional Services	86,874	-	-	13,813	13,813	42,381	117,062	159,443	28,938	10,410	39,348	161,232	460,710
Share Based Payments	7,103	-	-	75,468	75,468	-	12,430	12,430	-	(1,793)	(1,793)	(20,811)	72,397
Technical Studies	28,083	77,485	5,151	68,265	150,901	-	17,183	17,183	3,508	25,407	28,915	112,739	337,821
Travel	59,934	128	-	27,107	27,235	-	28,263	28,263	3,781	10,609	14,390	27,590	157,412
Total Expenditures	811,260	354,100	109,240	2,250,137	2,713,477	476,337	987,558	1,463,895	100,885	208,084	308,969	651,201	5,948,802
Recoveries	-	(426,190)	(118,065)	(93,549)	(637,804)	(295,024)	(33,305)	(328,329)	-	-	-	(96,675)	(1,062,808)
Operator fees	-	(44,067)	(4,258)	(9,457)	(57,782)	-	-	-	-	-	-	-	(57,782)
Option Payments	-	(31,955)	-	(127,820)	(159,775)	-	(242,820)	(242,820)	-	-	-	-	(402,595)
Other Property Income	-	(13,102)	-	(32,922)	(46,024)	-	-	-	(14,918)	-	(14,918)	-	(60,942)
Total Recoveries	-	(515,314)	(122,323)	(263,748)	(901,385)	(295,024)	(276,125)	(571,149)	(14,918)	-	(14,918)	(96,675)	(1,584,127)
Net Expenditures	$811,260	$(161,214)	$(13,083)	$1,986,389	$1,812,092	$181,313	$711,433	$892,746	$85,967	$208,084	$294,051	$554,526	$4,364,675

*Significant components of “Other” total exploration expenditures for the year ended December 31, 2015 were Haiti - $359,827; Germany - $107,899; Austria - $69,667; and Russia - $32,137.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

10. ROYALTY INTEREST

Changes in royalty interest for the years ended December 31, 2017, 2016, and 2015:

Balance, December 31, 2014	$29,327,960
Adjusted for:
Depletion	(1,716,848)
Impairment charge	(3,973,699)
Cumulative translation adjustments	5,161,567
Balance, December 31, 2015	28,798,980
Adjusted for:
Acquisition	145,000
Depletion	(2,163,221)
Cumulative translation adjustments	(949,607)
Balance, December 31, 2016	25,831,152
Adjusted for:
Depletion	(2,282,276)
Cumulative translation adjustments	(1,605,133)
Balance, December 31, 2017	$21,943,743

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

During the year ended December 31, 2017, $2,857,927 (2016 - $2,227,322; 2015 - $1,609,553) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

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

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim Block, expected long term gold prices to be realized, foreign exchange, and interest rates. As a result, periodically the Company revises its estimated annual gold production over the expected mine life and adjusts it’s long term gold price. As a result of these adjustments, the Company recorded $Nil (2016 - $Nil, 2015 - $3,973,699) in impairment charges for the year ended December 31, 2017 related to the Carlin Trend Royalty Claim Block.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2017	December 31, 2016
Australia - various properties	$-	$67,694
Sweden - various properties	12,625	8,043
Turkey - various properties	5,669	26,362
U.S.A - various properties	497,454	537,328
Total	$515,748	$639,427

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the year ended December 31, 2017, 2016, and 2015:

Balance, December 31, 2014	$8,217,542
Adjusted for:
Impairment charge	(3,047,605)
Cumulative translation adjustment	1,331,949
Balance, December 31, 2015	6,501,886
Adjusted for:
Impairment charge	(1,518,328)
Cumulative translation adjustment	(230,234)
Balance, December 31, 2016	4,753,324
Adjusted for:
Impairment charge	(2,709,239)
Cumulative translation adjustment	(223,778)
Balance, December 31, 2017	$1,820,307

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. There was no impairment for the royalty interest and goodwill has been written down in conjunction with the decline of $2,709,239 (2016 - $1,518,328, 2015 - $3,047,605) of the related deferred income tax liability.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2017	December 31, 2016
U.S.A.	$808,905	$341,361
Total	$808,905	$341,361

14. CAPITAL STOCK

Authorized

As at December 31, 2017, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the years ended December 31, 2017, 2016, and 2015, the Company:

•

Completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

The Company incurred share issue costs totaling $438,018. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $92,772 in cash. The units paid as finders fees included the same terms as the private placement Units.

The gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units. This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finders fees paid in Units, $305,789 was allocated to capital and $39,457 was allocated to reserves .

•	Issued 75,000 (2016 - 165,000; 2015 - Nil) shares valued at $85,700 (2016 - $127,800; 2015 - $Nil) pursuant to the exercise of stock options.

•

Issued 68,873 shares valued at $79,190 pursuant to employment and consulting agreements, of which the full amount has been included in exploration expenditures. Included in commitment to issue shares is $23,825 for accruals in exploration expenditures for shares approved to be issued pursuant to an employment and consulting agreement for shares issued in January 2018.

•

Issued 245,000 (2016 - 140,000; 2015 – 163,000) shares valued at $279,300 (2016 - $166,600; 2015 – $233,950) pursuant to an incentive stock grant program to employees of the Company. The shares issued for 2016 and 2015 were applied against commitment to issue as they related to prior period accruals.

•	Issued Nil (2016 - 250,000; 2015 – Nil) shares valued at $Nil (2016 - $145,000; 2015 - $Nil) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties (Note 10).

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

14. CAPITAL STOCK (Continued)

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2017, 2016, and 2015, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	5,493,200	$2.03
Granted	1,341,500	0.66
Expired	(1,406,200)	2.12
Balance as at December 31, 2015	5,428,500	1.67
Granted	1,277,500	1.30
Exercised	(165,000)	0.77
Expired	(1,729,500)	2.66
Balance as at December 31, 2016	4,811,500	1.24
Granted	1,472,500	1.20
Exercised	(75,000)	1.14
Expired	(961,500)	1.97
Balance as at December 31, 2017	5,247,500	1.10

Number of options exercisable as at December 31, 2017	5,235,000	$1.10

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2017:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
April 25, 2014	1,290,500	1,290,500	1.20	April 25, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,167,500	1,167,500	0.66	June 8, 2020
October 18, 2016	1,239,500	1,239,500	1.30	October 18, 2021
August 28, 2017*	1,472,500	1,460,000	1.20	August 28, 2022

Total	5,247,500	5,235,000

*25,000 Options granted for investor relations services vest 25% every 3 months from the date of grant.

The weighted average remaining useful life of stock options is 3.10 years (2016 – 2.92 years; 2015 – 3.56 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSU’s entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

14. CAPITAL STOCK (Continued)

Restricted share units (continued)

Expiry Date	December 31, 2016	Granted	Vested	Expired/Cancelled	December 31, 2017
December 31, 2019	-	312,500	-	-	312,500

The total RSU share-based expense recognized in the consolidated statements of comprehensive loss was $27,575 for the year ended December 31, 2017. The RSU’s had a a fair value of $1.01 per unit on grant date.

Share-based Payments

During the year ended December 31, 2017, the Company recorded aggregate share-based payments of $1,415,639 (2016 - $970,796; 2015 - $542,513) as they relate to the fair value of stock options granted or vested during the period, fair value of incentive stock grants, the fair value of RSU’s vested during the period, and the accrual for the fair value of stock granted. Share-based payments for the years ended December 31, 2017, 2016, and 2015 are allocated to expense accounts as follow:

	General and
	Administrative	Exploration
Year ended December 31, 2017	Expenses	Expenditures	Total
Shares issued for services	$85,500	$272,990	$358,490
Commitment to issue shares	-	23,825	23,825
RSU's vested	27,575	-	27,575
Fair value of stock options granted	562,979	442,770	1,005,749
	$676,054	$739,585	$1,415,639

	General and
	Administrative	Exploration
Year ended December 31, 2016	Expenses	Expenditures	Total
Commitment to issue shares	$27,462	$-	$27,462
Fair value of stock options granted	440,477	502,857	943,334
	$467,939	$502,857	$970,796

	General and
	Administrative	Exploration
Year ended December 31, 2015	Expenses	Expenditures	Total
Commitment to issue shares	$100,233	$(34,144)	$66,089
Fair value of stock options granted	369,883	106,541	476,424
	$100,233	$(34,144)	$542,513

The weighted average fair value of the stock options granted during the year ended December 31, 2017 was $0.70 per stock option (2016 - $0.74; 2015 - $0.36) . The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Risk free interest rate	1.53%	0.73%	1.02%
Expected life (years)	5	5	5
Expected volatility	70.81%	69.80%	62.33%
Dividend yield	-	-	-

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

14. CAPITAL STOCK (Continued)

Warrants

During the years ended December 31, 2017, 2016, and 2015, the change in warrants outstanding is as follow:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	9,175,533	$4.56
Expired	(9,175,533)	4.56
Balance as at December 31, 2015 and 2016	-	-
Issued	2,623,306	2.00
Balance as at December 31, 2017	2,623,306	$2.00

The following table summarizes information about the warrants which were outstanding and exercisable at December 31, 2017:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, April 12, 2017	2,500,004	$2.00	April 12, 2019
Finders warrants, April 12, 2017	123,302	$2.00	April 12, 2019
Total	2,623,306

15. INCOME TAXES

Deferred Income Tax Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liabities as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Royalty interest	$(4,159,013)	$(8,090,497)	$(9,053,435)
Tax loss carryforwards	2,261,886	3,212,368	2,433,008
Other	76,820	124,805	118,541
	$(1,820,307)	$(4,753,324)	$(6,501,886)

As at December 31, 2017, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	December 31, 2017	December 31, 2016	December 31, 2015	Expiry Date Range
Tax loss carry forwards	$42,094,000	$39,318,000	$37,728,000	2026-2037
Exploration and evaluation assets	1,485,000	2,137,000	10,022,960	No expiry
Other	$10,425,000	$11,371,000	$8,385,770	No expiry

Income Tax Expense

	December 31, 2017	December 31, 2016	December 31, 2015
Current tax expense	$-	$-	$-
Deferred tax recovery	(2,489,902)	(1,439,332)	(3,431,230)
	$(2,489,902)	$(1,439,332)	$(3,431,230)

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

15. INCOME TAXES (Continued)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.00% (2016 – 26%; 2015 – 26.00%) as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Expected income tax (recovery)	$(2,569,654)	$(886,149)	$(2,679,842)
Effect of lower tax rates in foreign jurisdictions	(1,534,592)	(474,971)	(2,393,803)
Permanent differences	1,007,427	1,010,562	2,594,459
Change in unrecognized deductible temporary differences and other	260,595	(1,428,442)	(60,006)
Foreign exchange	346,322	339,668	(892,038)
	$(2,489,902)	$(1,439,332)	$(3,431,230)

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

In December 2017, the United States Government proposed changes to the Federal corporate income tax rate to reduce the rate from 35% to 21% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on December 22, 2017. The relevant deferred tax balances have been remeasured to reflect the decrease in the Company's Federal income tax rate from 35% to 21% applicable to the Company's US subsidiaries.

16. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2017	Salary or Fees	Payments	Total
Management	$733,244	$361,865	$1,095,109
Outside directors *	149,882	226,614	376,496
Seabord Services Corp.	357,600	-	357,600
Total	$1,240,726	$588,479	$1,829,205

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
Management	$803,033	$215,933	$1,018,966
Outside directors *	151,228	167,534.00	318,762
Seabord Services Corp.	357,600	-	357,600
Total	$1,311,861	$383,467	$1,695,328

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
Management	$1,067,210	$108,637	$1,175,847
Outside directors *	158,257	79,898	238,155
Seabord Services Corp.	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

* Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

16. RELATED PARTY TRANSACTIONS (Continued)

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

Included in accounts payable and accrued liabilities at December 31, 2017 is $7,177 (2016 - $5,913) owed to key management personnel and $23,568 (2016 - $17,559) to other related parties. By way of a common director, included in Notes receivable (Note 7) are certain balances owing from a related party.

17. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2017 and 2016, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2017	December 31, 2016
Asia Pacific	$-	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
U.S.A	1,171,664	1,393,574
Total	$1,841,966	$2,145,000

PROPERTY AND EQUIPMENT	December 31, 2017	December 31, 2016
Asia Pacific	$-	$8,376
Haiti	-	-
Sweden	26,159	3,110
Turkey	-	1,091
U.S.A	424,119	459,127
Total	$450,278	$471,704

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are from a CGU located in the U.S.A, except for a $200,000 royalty interest held in Serbia.

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2017, the Company had working capital of $6,535,893 (2016 - $6,002,318). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company estimates it will need additional financing within the next 12 months to undertake it’s current business plan. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

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

As at December 31, 2017, there were no changes in the levels in comparison to December 31, 2016. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,533,611	$-	$-	$3,533,611
Restricted cash	771,434	-	-	771,434
Fair value through profit or loss investments	1,139,447	-	-	1,139,447
Strategic investments	2,199,199	-	-	2,199,199
Accounts receivable	-	3,376,411	-	3,376,411
Total	$7,643,691	$3,376,411	$-	$11,020,102

The carrying value of receivables (excluding the receivable related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016), notes receivable, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

Accounts receivable, including both long and current portions related to the sale of certain Turkish subsidiaries in the year ended December 31, 2016 were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. Included in the calculation for the year ended December 31, 2017, the Company used a long term gold price of US$ 1,332 per ounce and a discount rate of 6%. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2017 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $334,000.

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

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2017 is as follows:

Accounts	US dollars
Cash and cash equivalents	$2,286,117
Restricted cash	615,636
Receivables	2,442,545
Accounts payable and accrued liabilities	(446,604)
Advances from joint venture partners	(644,497)
Net exposure	4,253,198
Canadian dollar equivalent	$5,338,027

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2017, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $534,000 in the Company’s pre-tax profit or loss.

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2017	December 31, 2016	December 31, 2015
Cash	$3,354,109	$3,132,480	$5,365,271
Short-term deposits	179,502	67,206	269,330
Total	$3,533,611	$3,199,686	$5,634,601

The significant non-cash investing and financing transactions during the year ended December 31, 2017 included:

a.	Recorded a gain through accumulated other comprehensive income of $609,733 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $1,424,814 related to cumulative translation adjustments (“CTA”), of which $1,605,133 relates to CTA loss on royalty interest, $223,778 relates to CTA loss on goodwill, $443,115 relates to a CTA gain on deferred tax liability and $39,018 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

c.	Reclass of reserves on exercise of options for $45,545;
d.	Recorded the movement of $1,017,540 from a convertible loan to an investment in associated company upon conversion of the loan (Note 8); and
e.	Recorded through reserves $39,457 related to the value of warrants issued as finders fees as part of a private placement (Note 14).

The significant non-cash investing and financing transactions during the year ended December 31, 2016 included:

a.	Recorded a gain through accumulated other comprehensive income of $88,515 related to the fair value adjustments on AFS financial instruments;
b.	Issuance of 140,000 incentive stock grants valued at $166,600 applied to commitment to issue shares;
c.	Adjusted reserves and investment in associated companies for $366,800 related to share-based payments made by an associated company;
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

EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2017

20. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the year ended December 31, 2017, the Company,

Sweden

a)

executed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation (“BEMC”), subsidiary of BMC in southern Norway. Pursuant to the agreement, BEMC will acquire 100% interest in the project according to the following terms (all dollar amounts in USD):

•

At closing, BEMC will issue to EMX that number of common shares of BEMC that represents a 5.9% equity ownership in BEMC. BEMC will have the continuing obligation to issue additional shares of BEMC to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 5.9% interest in BEMC.

•	At closing, EMX will transfer its Guldgruvan exploration licenses to BEMC.
•

EMX will retain a 3% NSR royalty on the Project, of which 1% may be purchased by BEMC on or before the fifth anniversary of the closing date in 0.5% increments for a total of $2,500,000 in cash and common shares of BEMC stock.

•

EMX will receive AAR payments, with an initial $20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by $5,000 per year until reaching $60,000 per year. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

b)

amended the sale agreement with BMC (Note 9) to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of BMC. EMX now holds 10,530,063 common shares of BMC representing 19.9% of the outstanding common shares.

Buckhorn Creek Property

c)

executed an Option Agreement with Kennecott whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US$550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

Turkey

d)	received a payment of US$665,525 on February 5, 2018, as the cash equivalent to the third 500 ounce gold bullion payment to be made under the terms of the agreement (Note 10).