Form 20-F
period 2018-12-31
EMX Royalty Corp
filed 2019-04-02
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 80,991,155

Indicate by check mark if the registrant is a well-known seasoned Company, as defined in Rule 405 of the Securities Act.

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

Yes [X] No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [X] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer", "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

2

EMX ROYALTY CORPORATION

3

Glossary of Geological and Mining Terms

Certain terms used in this Form 20-F are defined as follows:

Alunite: a hydrated aluminium potassium, sulfate mineral [(KAl3(SO4)2(OH)6].

AMR: advance minimum royalty

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

NSR: net smelter return.

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

Silicification/Silicified: the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Skarn: metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron, and magnesium.

Spectrography: the process of using a spectrograph to map or photograph a spectrum.

Stockwork: a complex, cross -cutting system of structurally controlled or randomly oriented veins.

Strata: layers of sedimentary rock with internally consistent characteristics that distinguish them from other layers.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Stratabound: confined to a particular stratigraphic layer or unit.

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

BUSINESS OF EMX ROYALTY CORPORATION

EMX is principally in the business of exploring for, and generating royalties from minerals properties, as well as identifying mineral property royalty opportunities for purchase. Under the royalty generation business model, the Company acquires and advances early-stage mineral exploration projects and then sells the projects to, other parties in consideration of a retained royalty interest, as well as annual advance royalty and other pre-production cash or share payments and work commitments. Through its various agreements, EMX may also provide technical and commercial assistance to such companies as the projects advance. By selling interests in its projects for a royalty interest, EMX:

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

Strategic investments are an important complement to the Company’s royalty acquisition and royalty generation initiatives. These investments are made in under-valued exploration companies identified by the Company. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales, or a combination of both.

EMX started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion Monarch” or “BULM”). The Company’s royalty and royalty generation portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, and Australia.

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

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING RESERVE AND RESOURCE INFORMATION

Unless otherwise indicated, all resource estimates, and any future reserve estimates, included or incorporated by reference in this annual report or Form 10-K have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference into this annual report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. SEC Industry Guide 7 does not define and the SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resourceand must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral Resources with continued exploration. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” or "contained pounds" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and any reserves reported by us in the future in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE Not applicable.

ITEM 3. KEY INFORMATION

3.A.1. and 3.A.2 Selected Financial Data

The selected financial data of the Company for the fiscal years ending December 31, 2018, 2017, 2016, 2015, and 2014 was derived from the financial statements of the Company that have been audited by Davidson and Company LLP, Independent Registered Public Accountants, as indicated in their audit report, which are included elsewhere in this Annual Report.

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

Table No. 3
Selected Financial Data
(C$)

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“C$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (“US$”).

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

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. The Company mitigates this risk by cost-sharing with exploration partners and by continuously evaluating the economic potential of each mineral property at every stage of its life cycle. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties, which the Company mitigates by confirmation that licenses, claims and leases are in good standing and by obtaining permits for drilling and other exploration activities.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

The Company cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level and location of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by EMX.

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

Foreign Countries and Political Risks

The Company operates and owns royalty interests in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other nongovernmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or owns royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition of mineral properties and royalty interests and development of projects as well as for the recruitment and retention of qualified employees.

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

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations and ownership of royalty interests.

Unknown Defects or Impairments in Our Royalty Interests

Unknown defects in or disputes relating to the royalty interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty interest. Even if we retain our royalty interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty Interests; Unfulfilled Contractual Obligations

Our royalty interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty interest;
  methods for calculating the royalty interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty interest;
  various rights of the operator or third parties in or to the royalty interest;
  production and other thresholds and caps applicable to payments of royalty interests;
  the obligation of an operator to make payments on royalty interests; and
  various defects or ambiguities in the agreement governing a royalty interest.

Limited Access to Data and Disclosure for Royalty Interests

The Company has varying access to data on the operations on the properties covered by its royalty interests, making it difficult in some instances to accurately assess the value of the royalty interests. In addition, some royalty interests may be subject to confidentiality agreements that govern the disclosure of information about the royalties, and as a result the Company may not be in a position to publicly disclose non-public information with respect to certain royalties. The limited access to data and disclosure may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. The Company mitigates this risk by building relationships, and where feasible, contractual disclosure obligations, with operators and counterparties concerning information sharing.

Currency Risks

Certain of the Company’s royalty interests are denominated in US dollars, and therefore expose the Company to foreign currency fluctuations. In addition, the Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, the Company has no currency hedges in place. Therefore, currency fluctuation could have an adverse impact on the value of royalty payments and a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Exploration Funding Risk

The Company’s exploration strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

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

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2018 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRroyalty.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

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

The Company’s corporate office is located at Suite 501, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8, and its telephone number is 604-688-6390. The Company’s registered and records office is located at Suite 704, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company’s technical office is located at 10001 W. Titan Road, Littleton, Colorado, United States of America, 80125, and its telephone number is 303-973-8585. The contact person is Lori Pavle, Corporate Secretary.

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

The terms of the sale provide payments to EMX as summarized below (all dollar amounts in United States dollars and all gold payments can be as gold bullion or the cash equivalent):

$2,000,000 cash payment to EMX upon closing of the sale (completed).
--	500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold.
-	7,000 ounces of gold within 30 days after the commencement of commercial production from the Akarca Property provided that prior gold payments will be credited against this payment.
-	250 ounces of gold upon production of 100,000 ounces of gold from the Akarca Property.
-	250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Akarca Property.
-	A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Akarca Royalty”) for ore mined from the Akarca Property:
-	For gold production: 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the Akarca Property.
-	For all production other than gold production: 3.0%.
-	The Akarca Royalty is uncapped and cannot be bought out or reduced.

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

•

On December 4, 2017 the Company announced the execution of an option agreement (the "Sienna Agreement") for the Slättberg project (the "Slättberg Project") with Sienna Resources Inc. (“Sienna”) (TSX Venture: SIE). The Sienna Agreement provides EMX with immediate share equity in Sienna, and upon Sienna's earn-in through work commitments, additional share equity and a 3% NSR royalty on the Slättberg Project. The Slättberg Project hosts nickel- copper-cobalt enriched massive sulfide mineralization and is located approximately 25 kilometers northwest of Falun, Sweden.

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

Fiscal Year ended December 31, 2018

•

On January 16, 2018 EMX announced that the execution of a definitive agreement (the "Boreal Agreement") for the sale of the Modum cobalt project (the "Modum Project") in Norway to Boreal Metals Corp. (“Boreal”) (TSX Venture: BMX). The agreement provides EMX with additional share equity in Boreal, a 3% NSR royalty on the project, and advance annual royalty payments. The Modum Project is located in southern Norway’s Modum mining district, ~75 kilometers west of Oslo. The project partially surrounds the historic Skuterud mine property, which was Europe’s principal producer of cobalt from the late eighteenth through nineteenth centuries.

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

•

On February 9, 2018 the Company announced the execution of a purchase agreement (the "BEMC Agreement") for the Guldgruvan cobalt project (the "Guldgruvan Project") in Sweden with Boreal Energy Metals Corporation (“BEMC”), a newly created and wholly owned subsidiary of Boreal Metals Corporation (“Boreal”) (TSX Venture: BMX). Pursuant to the BEMC Agreement, the Guldgruvan nr 101 license will be transferred to BEMC in exchange for the issuance of shares of BEMC, a royalty interest on the Guldgruvan Project, and other considerations according to the terms described below:

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

-

EMX will receive annual advance royalty (“AAR”) payments of US $20,000 commencing on the second anniversary of the closing, with each AAR payment increasing by US $5,000 per year until reaching US $60,000 per year. Once reaching US $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

-	EMX will also be reimbursed for its acquisition costs and previous expenditures on the project.
-	The issuance of BEMC shares to EMX, as set forth in the Agreement, is subject to TSX Venture Exchange approval.

•

On February 15, 2018 the Company announced its acquisition of 1,324,181 common shares of Boreal Metals Corp., representing 2.6% of Boreal’s issued and outstanding shares. EMX acquired the shares pursuant to the sale to Boreal of the Modum cobalt project in Norway (see EMX news release dated January 16, 2018). The shares were issued to EMX at a deemed price of CDN$0.26 per share. Immediately prior to the acquisition, EMX owned 9,205,883 common shares, representing 17.8% of Boreal’s outstanding common shares. After the acquisition the Company owned 10,530,064 common shares, representing 19.9% of Boreal’s outstanding common shares. The Company filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition.

•

On March 1, 2018 the Company announced drill results from Boreal Metals Corp.’s first five holes totaling 1,146.7 meters of diamond drilling to confirm high grade zinc-lead-silver mineralization at EMX’s Gumsberg royalty property. Of particular significance was the intersection of multiple styles of massive sulfide mineralization, including silver-rich zinc and lead mineralization in hole BM-17-005, which was drilled in the vicinity of the historic Östersilvberg Mine, Sweden’s largest silver producer in medieval times.

•

On March 5, 2018 the Company announced that IG Copper LLC's winter drill campaign was underway at the Malmyzh copper-gold porphyry project. The first two holes were drilled to acquire material for metallurgical test work from the Valley and Freedom Southeast resource deposits. In addition, the Company announced that Scotiabank Europe plc, the U.K. subsidiary of The Bank of Nova Scotia, had been retained to assist with IGC’s strategic business initiatives.

•

On March 20, 2018 the Company announced its acquisition of 2,979,798 common shares of Boreal Energy Metals Corp. (“BEMC”), representing 5.9% of BEMC’s outstanding common shares. Prior to this transaction, BEMC was a wholly- owned subsidiary of Boreal Metals Corp. EMX acquired the shares pursuant to the sale of the Guldgruvan cobalt project in Sweden to BEMC (see EMX news release dated February 9, 2018). The shares were issued to EMX at a deemed price of CDN$0.05 per share.

•

On April 11, 2018 the Company announced the execution of a purchase agreement for the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden with Boreal Energy Metals Corporation. Pursuant to the agreement, BEMC will acquire 100% interest in the projects according to the following commercial terms (all dollar amounts in USD, unless otherwise noted):

-

BEMC issued to EMX common shares of BEMC that represented a 4% equity ownership in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. BEMC has the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity.

-

EMX received an uncapped 3% NSR royalty interest on each of the projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX by paying EMX $2,500,000 in cash and shares of BEMC for each project.

-	EMX will receive annual advance royalty payments for each project commencing on the second anniversary of the closing.

•

On April 17, 2018 the Company announced the receipt of drill data for the 2017 exploration programs at the Akarca royalty property in western Turkey. Çiftay Insaat Taahhüt ve Ticaret A.S., the owner and operator of the Akarca project, informed EMX that it had completed 7,844 meters of diamond drilling across five target areas, resulting in a significant increase in the footprints of drill defined gold and silver mineralization on the property. EMX also announced that it had received a cash payment of US $665,525 in February 2018, the cash equivalent of 500 ounces of gold.

•

On April 19, 2018 the Company announced the execution of an option agreement, through its wholly owned subsidiary Eurasian Minerals Sweden AB, for the Riddarhyttan Iron-Oxide-Copper Gold (“IOCG”) and massive sulfide project in Sweden to South32 Ltd. (“South32”). Pursuant to the agreement, South32 can earn 100% interest in the project during a five year earn-in period by (all dollar amounts in USD):

-	Making option and cash payments that total approximately $210,600,
-	Making a one-time option exercise payment of $500,000, and
-	Completing $5,000,000 of exploration work on the project within five years of the execution date.

Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for $1,900,000 within five years of executing the agreement. After exercising the option, annual advance royalty payments of 50,000 pounds of copper (or the cash equivalent) will be due to EMX, but will be deductible from future royalty payments. In addition, South32 will make milestone payments of: 350,000 pounds of copper (or the cash equivalent) upon publication of an initial resource on the project, and 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

•

On May 2, 2018 the Company announced additional high grade zinc-lead-silver diamond drill results from Boreal Metals Corp.’s winter drill campaign at the Gumsberg royalty property. The new drill intercepts reported by Boreal were from holes BM-17-006 through BM-17-012, which successfully tested massive sulfide horizons at the Vallberget and Östersilvberg prospects.

•

On May 4, 2018 the Company announced that it had entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing EMX with a US$ 5 million senior secured credit facility (the “Credit Facility”). The US$ 5 million loan made under the Credit Facility carried an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$ 100,000. EMX used the proceeds of the Credit Facility for corporate and working capital purposes.

•

On May 18, 2018 the Company announced its acquisition of 2,020,202 common shares of Boreal Energy Metals Corp., representing an additional 4% equity stake in BEMC, which brought EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. EMX acquired the additional shares pursuant to the sale of the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects in Sweden (see EMX news release dated April 11, 2018). The shares were issued to EMX at a deemed price of CDN $0.05 per share. EMX was also granted a 3% NSR royalty on the two projects, as well as other consideration to EMX’s benefit.

•

On June 14, 2018 the Company announced that IG Copper LLC had executed a definitive Share Purchase Agreement to sell the Malmyzh copper-gold porphyry to Russian Copper Company (“RCC”), a privately held, leading copper producer in the Russian Federation (the “Transaction”). The closing of the Transaction was contingent on RCC completing additional due diligence that included drilling and metallurgical studies, as well as receiving approval from the Russian Federal Anti-Monopoly Service.

•

On August 13, 2018 the Company provided updates on two of the Company’s royalty properties in Turkey, including drill results from the Balya lead-zinc-silver carbonate replacement deposit in northwestern Turkey, and continued development permitting of the Sisorta high sulfidation gold deposit in northeastern Turkey.

•

On October 1, 2018 the Company announced the execution of a purchase agreement for the Kimberley Copper Project in Western Australia with Enfield Exploration Corporation (“Enfield"). The agreement provides EMX with 500,000 shares of Enfield, and a commitment from Enfield to raise US $1,000,000 for an initial drill test of the project. EMX will also receive a graduated NSR royalty on the project, annual advance royalty payments, and an additional 1,750,000 shares of Enfield upon the achievement of certain milestones.

•

On October 2, 2018 the Company provided an update on the sale of the Malmyzh copper-gold porphyry project to Russian Copper Company. IG Copper LLC advised that all conditions precedent to completing the sale, as defined in the Share Purchase Agreement, had been fulfilled, and the US $200 million completion consideration had been paid into escrow.

•

On October 11, 2018 the Company announced that IG Copper LLC had notified EMX that the sale of the Malmyzh project to Russian Copper Company for US $200 million had closed. Of this amount, US $190 million was released from escrow, with the remaining US $10 million to be held in escrow and released subject to certain conditions over the succeeding 12 months. The initial cash distribution to EMX by IGC was estimated to be US $65 million, with subsequent cash distributions to EMX (up to US $4 million) to be completed upon the remaining funds being released from escrow.

In support of the Malmyzh sale, EMX had borrowed US $18.5 million from Sprott Private Resource Lending (Collector), LP (“Sprott Loan”), and then loaned the US $18.5 million to IGC (“EMX Loan”). Both the Sprott Loan and the EMX Loan have been re-paid. In connection with the Sprott Loan, EMX issued 381,321 common shares and paid cash fees of US $550,000 and US $185,000 in interest to Sprott. In connection with the EMX Loan, IGC issued EMX 37,000 units in IGC, reimbursed EMX for fees, interest payments and costs incurred under the Sprott Loan, and paid EMX a fee of US $550,000 (this amount is included in the initial cash distribution noted above).

•	On October 30, 2018 the Company announced that it had received its initial cash distribution of US $65.15 million from IG Copper LLC’s sale of the Malmyzh project.

•	On November 14, 2018 the Company announced that it had had repaid the US $5 million senior secured credit facility loan from Sprott Private Resource Lending (Collector), LP.

•

On November 28, 2018 the Company provided an update on its royalty and mineral property portfolio consisting of over 90 projects on five continents. The update discussed EMX’s royalty property interests, including Leeville in Nevada, the Timok Project’s Cukaru Peki deposit in Serbia, and properties being advanced by operating companies in Turkey, the western U.S., Scandinavia, Haiti, and Australia.

•

On November 30, 2018 the Company provided a detailed disclosure regarding the US$3.8 million in bonuses awarded to EMX’s management and staff in respect of their seven years of effort to monetize the Company’s investment in IG Copper LLC. This additional disclosure included a summary of the rationale, approval process, recipients, and allocations related to the bonus.

•

On December 6, 2018 the Company announced the execution of a Regional Strategic Alliance agreement between wholly-owned subsidiary Bronco Creek Exploration, Inc., and South32 USA Exploration Inc. (“South32”), a wholly- owned subsidiary of South32 Limited. The agreement provides annual funding for generative work and acquisitions over a two year period, as well as a framework to advance projects of interest. Generative work will focus on copper and other base metal projects within the Laramide and Tertiary magmatic arcs of Arizona, New Mexico and Utah. Projects advanced to the drill program stage may be selected as Designated Projects. Designated Projects will advance under separate option agreements providing for work commitments and cash payments to EMX during South32’s earn-in period, and upon earn-in, a 2% NSR royalty interest and pre-production and milestone payments to EMX’s benefit. South32 initially selected five EMX copper projects in Arizona to begin advancing toward the drill program stage.

•

On December 13, 2018 the Company announced the execution of a purchase agreement for the sale of the Bleikvassli, Sagvoll, and Meråker polymetallic projects in Norway, and the Bastuträsk polymetallic project in Sweden to OK2 Minerals Ltd. (name changed to Norra Metals Corp. in February 2019). Pursuant to the agreement (all dollar amounts in USD, unless otherwise noted):

-	EMX will transfer to OK2 the Bleikvassli, Sagvoll, and Meråker exploration licenses in Norway, and its Bastuträsk exploration permits in Sweden at closing.
-	Upon the closing of this transaction, OK2 will undergo a corporate restructuring by share consolidation and change its name to Norra Metals Corp.
-

OK2 will issue to EMX that number of common shares of OK2 that represents a 9.9% equity ownership in OK2 at closing. OK2 will have the continuing obligation to issue additional shares of OK2 to EMX to maintain its 9.9% interest in OK2, at no additional cost to EMX (subject to a maximum of 13,398,958 post-consolidation common shares), until OK2 has raised CDN $5,000,000 in equity to fund exploration and development on the Properties, or until five years after closing, whichever occurs first. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in OK2.

-

Further, there is an additional provision that requires OK2 to raise and spend CDN $2,000,000 on the Properties within two years of the closing date, otherwise EMX’s 9.9% equity ownership shall be increased to a 14.9% continuing equity interest (subject to a maximum of 21,350,956 post-consolidation common shares).

-

EMX will retain an uncapped 3% NSR royalty interest on each of the Properties. Within six years of the closing date, OK2 has the right to buy down up to 1% of the royalty retained by EMX on any given project (leaving EMX with a 2% NSR royalty) by paying EMX $2,500,000. Such a buy down is project specific.

-	EMX will receive annual advance royalty (“AAR”) payments of $20,000 for each of the Properties commencing on the second anniversary of the closing, with each AAR payment increasing by $5,000 per year until reaching $60,000 per year, except that OK2 may skip AAR payments on two of the four Properties in years two and three provided payments are made on the other two Properties in years two and three. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).
-

EMX will receive a 0.5% NSR royalty on any new mineral exploration projects generated by OK2 in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

-	EMX will also receive a 1% NSR royalty on OK2’s Pyramid project in British Columbia at closing.
-	EMX will have the right to nominate one seat on the Board of Directors of OK2.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Additional information can be found at EMX’s website at www.EMXroyalty.com.

4.B. BUSINESS OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with carefully selected royalty acquisitions and strategic investments.

EMX’s portfolio mainly consists of properties in North America, Europe, Turkey, Haiti, and Australia. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's sixteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

  Royalty Acquisition. EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire quality assets that range from producing mines to development projects. The timely identification of acquisition opportunities is often informed by the Company's in-country royalty generation initiatives.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, and strategic investments. This approach provides a foundation for supporting EMX’s growth and increasing shareholder value over the long term.

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

____________________________________________
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

EMX cannot predict the outcome of each effect of the Turkish Code, and compliance with these requirements may prove to be difficult and expensive.

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

Mining Disclosure

EMX is subject to the requirements of National Instrument 43-101, and the SEC’s mining disclosure rules. See Item 4D. Property, Plant and Equipment.

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

Employees

At December 31, 2018, EMX had 39 employees and consultants working at various locations throughout the world.

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

United States vs. Foreign Sales/Assets

At December 31, 2018, 2017, and 2016, the Company’s assets were located in North America, Turkey, Europe, Haiti, Australia and New Zealand.

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

The Company owns a house in Littleton, Colorado which serves as the Company’s office in the United States.

The Company’s royalty, royalty generation, and strategic investment portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Haiti, the Russian Federation, and Chile.

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

The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

EMX has been generating exploration projects for over sixteen years. Even if the Company completes its programs on its exploration properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit for further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property. In order to balance this risk, EMX focuses on entering into agreements with other parties to convert its royalty generation exploration assets into royalty interests with early-stage preproduction payments. EMX also looks to purchase royalty properties in the open market to help accelerate revenue streams.

EMX has a portfolio of precious metal, base metal, and polymetallic mineral property and royalty interests that includes over 90 projects and spans five continents. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining exposure to exploration upside as projects are advanced by the operators and partners. The Company supplements mineral property revenue streams by making strategic investments in companies with undervalued mineral property assets that provide upside potential from exit strategies can include royalty positions, equity sales, or a combination of both.

EMX has material interests in the Leeville royalty property located in Nevada's Northern Carlin Trend, and the Timok Project properties located in eastern Serbia. Other property descriptions are included in this report, but the Company does not consider that individually these properties are material at this time. All of the Company's properties that have been optioned or sold include EMX royalty options. Many of these properties provide milestone and advance minimum royalty ("AMR") or advance annual royalty ("AAR") payments that generate early revenue streams to EMX’s benefit prior to production. Additional details on EMX’s royalty and royalty generation property portfolio are included in the following sections.

North America

EMX’s portfolio in North America totals thirty-eight royalty and royalty generation properties covering more than 47,000 hectares. There are fifteen royalty properties and properties optioned for an EMX royalty interest, five projects that are being advanced under a regional strategic alliance, and eighteen royalty generation properties available for partnership in Arizona, Nevada, Utah, and Wyoming. The royalty generation properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper, Carlin-type gold, alkalic hosted gold, high-grade gold-silver vein, and polymetallic carbonate replacement projects.

The Company’s 2018 work focused on 1) executing new agreements for available projects, including a key regional strategic alliance, 2) generative exploration, 3) advancing partner funded projects, 4) identifying royalty assets for purchase, and 5) consolidating land positions by staking claims on open ground. EMX is in discussions with multiple parties for the available North American properties.

Leeville Property

The Leeville royalty property is a material EMX asset acquired in the 2012 merger with Bullion Monarch. The Leeville 1% gross smelter return ("GSR") royalty covers portions of Newmont Mining Corporation’s West Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty paid approximately US$1.42 million during the 12 months ending December 31, 2018. Royalty production reported by Newmont for 2018 totaled 1,116 troy ounces of gold that were principally sourced from the West Leeville (61%) and Turf operations (39%), with negligible contributions from other Newmont operations. The 2018 royalty ounces represent a 15% decrease from the 1,308 royalty ounces produced in 2017. The 2017 royalty production percentages for West Leeville (58%) and Turf (42%) are nearly equivalent to those reported in 2018. The average realized gold price in 2018 was US$1,270 per troy ounce, increased marginally as compared to US$1255 per ounce in 2017.

Newmont has stated that its Turf Vent Shaft Project, which was commissioned in November 2015, will provide the ventilation required to “increase production” and “unlock” additional resources at “greater Leeville”. As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property. Newmont also continued to report exploration successes along the Rita K and Full House gold mineralized corridor, as well as at Four Corners (see Newmont November 2018 Investor Presentation), which are partially covered by the Leeville royalty. The Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty, as may Newmont's exploration advancements. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, these impacts have been, or will be. The Company has adjusted its expectations to the lower royalty production levels that have prevailed over the last four years.

Maggie Creek and Maggie Creek South Properties

Additional Carlin Trend exploration upside is provided by EMX’s Maggie Creek South and Maggie Creek royalty properties.

EMX's Maggie Creek South 3% NSR royalty was acquired in the 2012 merger with Bullion Monarch. Maggie Creek South occurs approximately 1.5 kilometers south-southeast of Gold Quarry, and covers about 5.2 square kilometers of ground controlled by Newmont. Maggie Creek South occurs on the southeast projection of the Good Hope fault trend, which has an alignment of deposits along its length including Mike, Tusc, Mac, and Gold Quarry, as well as the down-dip projection of favorable host rocks. EMX is not aware of any work conducted by Newmont on EMX's royalty property during 2018.

The Maggie Creek gold property is located approximately two kilometers north-northeast of Newmont's Gold Quarry mining operation. EMX purchased the Maggie Creek 2% NSR royalty on precious metals and a 1% NSR royalty on all other minerals from Golden Predator Corp. in 2016 (see EMX news release dated February 23, 2016). The Maggie Creek royalty property covers approximately 7.2 square kilometers and is controlled by Renaissance Gold Inc. Maggie Creek occurs along the northeast projection of the Gold Quarry fault zone, which is an important mineralizing control at the Gold Quarry mine. Renaissance did not report any work completed on the project in 2018.

Afgan (Gold Bar South) Property

The Afgan gold property is located about 40 kilometers northwest of Eureka, Nevada on the Battle Mountain-Eureka Trend.

EMX purchased the Afgan 1% NSR royalty as part of the 2016 Golden Predator transaction that also included the Maggie Creek royalty (see above section). The Afgan unpatented lode mining claim block is controlled by McEwen Mining Inc. ("MMI"). Afgan, which is approximately 2.5 kilometers southeast of McEwen's Gold Bar North operation, has been renamed "Gold Bar South". The property hosts a north-northwest oriented zone of sediment-hosted oxide gold mineralization.

In 2018, MMI filed a Gold Bar Project Feasibility Study Technical Report on SEDAR (March 30, 2018 issue date), which included updated resource estimates for the deposits of Gold Bar North, as well as for Gold Bar South ("GBS"). The GBS open pit constrained resources at a 0.008 oz/ton cutoff include indicated resources of 3,488 thousand tons averaging 0.029 oz/ton and containing 101 thousand ounces of gold, and inferred resources of 123 thousand tons averaging 0.042 oz/ton and containing 5 thousand ounces of gold. The open pit optimization was based on a gold price of US$1,350/oz, assigned recovery of 82% for gold, mining cost of US$2.80/ton, waste mining cost of US$1.80/ton, processing cost of US$6.74/ton, and pit slopes of 50 degrees. According to the technical report, additional drilling and metallurgical test work is required to convert the GBS resources to reserves.

Cathedral Well Property

The Cathedral Well royalty property is located at the southern end of the Battle Mountain-Eureka Trend, and is adjacent to the historic Green Springs mine.

EMX optioned Cathedral Well to Ely Gold and Minerals Inc. (now Ely Gold Royalties Inc.) ("Ely") in 2014 for staged option payments and a 2.5% NSR royalty interest, inclusive of an underlying 0.5% NSR royalty. Ely completed their earn in for the property in November 2016 through a trade with EMX, whereby a subsidiary of Ely executed a quit claim deed for 36 mining claims adjacent to EMX’s Spring Canyon property in Nevada in lieu of its last US$25,000 option payment. The Cathedral Well royalty claim block is included as part of Ely's Green Springs project.

In 2016, Ely Gold announced it had optioned the Green Springs property to Colorado Resources Ltd. (see Ely news release dated December 7, 2016). The option agreement was terminated by Colorado Resources in 2018 (see Colorado Resources news release dated May 10, 2018).

Hardshell Skarn Property

The Hardshell Skarn lead-zinc-silver royalty property, consisting of 16 unpatented federal lode mining claims, is located approximately 75 kilometers southeast of Tucson, Arizona. EMX's early stage exploration programs targeted base and precious metals mineralization hosted in skarn and replacement bodies within a series of Paleozoic limestones.

An Exploration and Option Agreement was executed in 2015 for the Hardshell Skarn property (the “Royalty Claim Block”) with Arizona Mining Inc. ("AMI”). In 2017, AMI earned 100% interest in the Royalty Claim Block by accelerating and completing the required US$85,000 in cash payments. EMX retains a 2% NSR royalty on the property that is not capped nor subject to buy down, and is receiving nominal annual advanced royalty payments.

The Hardshell Skarn Royalty Claim Block is included as part of the Hermosa project, and is now owned by South32 Limited ("South32") after the completion of the plan of arrangement whereby South32 acquired all of the issued and outstanding common shares of AMI in Q3 2018 (see AMI news release dated August 10, 2018).

During 2018, the Hermosa property's Taylor lead-zinc-silver carbonate replacement project, which is directly north of EMX’s Royalty Claim Block, was advanced with an updated PEA study, ongoing drilling, and the commencement of twin exploration declines (see AMI news releases dated January 16, February 20, March 15, March 22, March 26, May 15, and May 22, 2018). Earlier Taylor drilling by AMI consisted of two angle core holes that intersected zinc-lead-silver mineralization within the Hardshell Royalty Claim Block (see EMX news release dated August 30, 2017). South32 expects to invest approximately US$100 million in fiscal year 2019 at the Taylor project (see South32 Financial Results & Outlook Year Ended 30 June 2018 dated August 23, 2018).

South32 Regional Strategic Alliance

EMX executed a Regional Strategic Alliance Agreement in late 2018 between its wholly-owned subsidiary Bronco Creek Exploration, Inc., and South32 USA Exploration Inc. (“South32”), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, which has an initial term of two years, South32 will provide annual funding for generative work performed by EMX personnel to identify properties for further exploration (“Alliance Exploration Properties” or “AEPs”) within the Regional Strategic Alliance Area of Interest ("AOI") consisting of the states of Arizona, New Mexico, and Utah, but excluding South32’s Hermosa project in southern Arizona. EMX personnel will conduct exploration activities on AEPs with additional funding from South32 to identify projects suitable for designation as Designated Projects. Each Designated Project will be covered by a separate option agreement (see below). South32 will provide US$800,000 per year to cover the generative work and salaries of EMX personnel involved in AEP work. South32 will also provide a separate annual fund of US$200,000 to pay for the acquisition of new properties.

Each option agreement covering a Designated Project will provide that South32 can earn 100% interest in the project by reimbursing EMX’s holding costs upon execution of the option agreement, and making option payments totaling US$525,000 and completing US$5,000,000 in exploration expenditures during the five-year term of the option agreement. Upon exercise of the option by South32, EMX will retain an uncapped 2% NSR royalty on the project (not subject to purchase or buy down) and receive annual advance royalty (“AAR”) payments equivalent to 50,000 pounds ("lbs") of copper commencing on the first anniversary. All AAR payments are set off against 80% of future royalty payments. In addition, South32 will make milestone payments as follows (project milestones are to NI 43-101 reporting requirements):

  166,000 lbs of copper (or the cash equivalent) upon the completion of an initial resource estimate,
  333,000 lbs of copper (or the cash equivalent) upon completion of a prefeasibility study, and
  666,000 lbs of copper (or the cash equivalent) upon completion of a feasibility study.

Five Arizona porphyry-copper projects were selected as AEPs by South32, including Midnight Juniper, Jasper Canyon, Sleeping Beauty, Dragons Tail, and Lomitas Negras. EMX and South32 have commenced work programs on these initial AEPs, and initiated a generative program to identify new projects for acquisition.

Buckhorn Creek Property

The Buckhorn Creek project is located in north-central Arizona's greater Castle Creek mining district. The project lies within a structurally extended belt of rocks with multiple outcrops of porphyry-related alteration and mineralization. EMX’s work on the property led to the recognition of an un-tested porphyry target situated to the east of altered outcrops, and concealed beneath volcanic and sedimentary cover rocks.

In February 2018, EMX executed an Option Agreement with Kennecott Exploration Company ("Kennecott"), part of the Rio Tinto Group (see EMX news release dated February 8, 2018). Kennecott can earn 100% interest in the project by a) making annual option payments totaling US$550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable.

After exercise of the option, annual advance minimum royalty payments are due starting at US$100,000 and increasing to US$150,000 upon completion of an Order of Magnitude Study (“OMS”) or Preliminary Economic Assessment (“PEA”). Kennecott may make a one-time payment of US$3,500,000 to extinguish the obligation to make AMR payments. All AMR payments cease upon commencement of production from the project. In addition, Kennecott will make milestone payments consisting of:

  US$500,000 upon completion of an OMS or PEA,
  US$1,000,000 upon completion of a Prefeasibility Study, and
  US$2,000,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

Kennecott, as the operator of the Buckhorn Creek project, conducted geologic mapping, geochemical sampling, and an initial drill test of a concealed porphyry target in 2018. Kennecott's drilling consisted of two shallow reverse circulations holes totaling 673 meters. Both holes reached bedrock and intersected geochemically anomalous levels of copper and molybdenum mineralization. As well, Kennecott conducted an IP geophysical survey that highlighted an additional target area west of the two reconnaissance holes. Kennecott is currently working to permit follow-up holes, with drilling scheduled to commence in early 2019.

Copper King Property

The Copper King porphyry copper-molybdenum project is located approximately four kilometers northwest of the Resolution porphyry copper deposit in the Superior (Pioneer) mining district of Arizona.

EMX executed an Exploration and Option to Purchase Agreement with Kennecott for Copper King in 2016 (see EMX news release dated October 19, 2016). Pursuant to the agreement, Kennecott can earn 100% interest in the project by a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314, and b) completing US$,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped and not subject to buy down. After exercise of the option, annual AMR and milestone payments will be due to EMX.

During 2018, Kennecott-funded work at Copper King included drill permitting activities.

Superior West Property

The Superior West project is located west of the historic mining town of Superior, Arizona and the Resolution porphyry copper project. The project covers several porphyry copper targets, as well as the interpreted western extension of the historic Magma Vein.

EMX executed an Exploration and Option to Purchase Agreement with Kennecott for the Superior West project in 2015. Kennecott may earn 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$149,187, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments (see EMX news release dated May 4, 2015).

During 2018, Kennecott conducted geochemical sampling, further structural geologic work, and drill permitting activities at Superior West.

Copper Springs Property

The Copper Springs project is located in the southern part of Arizona's Globe-Miami mining district. EMX's work and geologic interpretations led to the recognition that the property covers a previously unrecognized porphyry trend that crosses largely untested, structurally down-dropped blocks concealed beneath younger basin fill.

EMX executed an Option Agreement for Copper Springs with Anglo American Exploration (USA), Inc. (“Anglo American”) in 2017 (see EMX news release dated February 28, 2017). Anglo American can earn 100% interest in the project by a) reimbursing 2016 holding and permitting costs and making annual option payments, together totaling US$447,000, and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US$2,000,000. After exercise of the option, annual AMR payments and milestone payments will be due to EMX.

Anglo American-funded work in 2018 included the completion of a phase I reconnaissance drill program consisting of four holes totaling over 5,700 meters that tested concealed porphyry targets. The alteration and mineralization assemblages observed in bedrock intercepts were encouraging, and Anglo American advised that it is planning a phase II follow-up program consisting of additional geophysics and drilling.

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

EMX sold the five patented mining claims comprising the Ophir property to Kennecott in 2016 (see EMX news release dated October 17, 2016). EMX received US$75,000 in cash upon closing and retained a 2% NSR royalty interest from the sale. Kennecott advised that in 2018 the claims were maintained and that the property is in good standing.

Yerington West Property

The Yerington West property, located in the Yerington mining district of west-central Nevada, contains porphyry copper-molybdenum and copper-iron skarn targets beneath post-mineral cover rocks.

Yerington West is under a 2009 Option Agreement that was originally with Entrée Gold Inc. ("Entrée"), and subsequently with Mason Resources Corp. ("Mason"). Hudbay Minerals Inc. ("Hudbay") acquired all of the issued and outstanding common shares of Mason in late 2018 (see Mason news release dated December 19, 2018). Under the Yerington West agreement, Hudbay can earn up to an 80% interest in the project by making advance royalty payments and delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once earn-in has been completed, EMX can convert its interest to a 2.5% NSR royalty. Hudbay has the option to buy down 1.5% of the NSR royalty for US$4.5 million. EMX is in discussions with Hudbay regarding the terms of the Yerington West agreement, as it is due to expire in 2019.

Greenwood Peak Property

The Greenwood Peak copper porphyry project is located approximately 175 kilometers northwest of Phoenix, Arizona.

EMX executed an option agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) in late 2017 for Greenwood Peak (see EMX news release dated December 18, 2017). Antofagasta concluded a three hole, 1,035 meter reconnaissance drill program in Q1 2018 to test a concealed porphyry target. The drilling intersected weak hypogene porphyry-related alteration in bedrock. The option agreement was terminated by Antofagasta in Q3. EMX subsequently dropped the property due to a lack of encouraging results.

Mineral Hill Property

The Mineral Hill gold-copper project is located in the Black Hills of Wyoming, approximately 20 kilometers west of the Wharf mine in South Dakota. The project is centered on an Eocene age alkaline intrusive complex consisting of an outer ring complex, interior intrusive complex, and interior breccia zone. Historic small scale production in the project vicinity occurred between the 1870s and 1930s, and was principally sourced from alluvial gold in drainages, gold and silver mineralization at the Treadwell Mine, and gold and copper mineralization near the Interocean Mine.

EMX entered into an Exploration and Option Agreement with Coeur Explorations, Inc. (“Coeur”), a subsidiary of Coeur Inc. for Mineral Hill in 2016 (see EMX news release dated October 27, 2016). After staking new claims, conducting geologic mapping, geochemical sampling, and permitting work for a drill test of a newly identified copper-gold target in 2017, Coeur terminated the agreement in Q4 2018. Mineral Hill is now 100% controlled by EMX and available for partnership.

Other Work Conducted by EMX in the U.S.

EMX continued evaluating property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona, New Mexico, and Utah.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

Europe

EMX has a portfolio of gold, copper, polymetallic, nickel and cobalt royalty and royalty generation properties in Scandinavia, as well as a portfolio of copper and gold royalty properties in Serbia. In Scandinavia, the Company successfully pursued strategic agreements to advance and convert available projects into royalties and added value through low cost generative exploration. EMX's royalty interests in Serbia include the Timok Project's Cukaru Peki copper-gold deposit located in the prolific Timok Magmatic Complex.

Scandinavia

EMX focused on organically generating and growing the royalty portfolio in Sweden and Norway during 2018. These efforts resulted in the conversion of nine exploration properties to royalty and equity interests in 2018, as well as the addition of new royalty generation properties. The Company's Scandinavia portfolio totals 33 royalty and royalty generation projects.

Boreal Properties. EMX has eight royalty properties sold to, and operated by Boreal Metals Corp. ("Boreal") and Boreal Energy Metals Corporation ("BEMC"), a subsidiary of Boreal. Four of the properties were sold to Boreal in 2017, and include the Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway. Gumsberg, Adak, and Tynset host Volcanogenic Massive Sulfide (“VMS”) polymetallic mineralization, and Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) mineralization. The sale included an initial 19.9% equity interest in Boreal, annual advance royalty payments, an uncapped 3% NSR royalty on each of the properties (1% may be purchased by Boreal under certain conditions), and other consideration to EMX's benefit (see EMX news release dated November 22, 2016).

In Q1 2018, EMX executed a definitive agreement to sell the Modum cobalt project to Boreal (see EMX news release dated January 16, 2018). Modum is located in southern Norway’s Modum mining district, ~75 kilometers west of Oslo. The project partially surrounds the historic Skuterud mine property, which was Europe’s principal producer of cobalt from the late 18th through 19th centuries. Pursuant to the agreement, Boreal acquired 100% interest in the project according to the following commercial terms:

  Boreal issued to EMX common shares of Boreal that brought EMX’s share of equity ownership back up to 19.9%.

  EMX retained a 3% NSR royalty interest on the project, 1% of which may be purchased by Boreal under certain conditions.

  EMX will receive annual advance royalty payments commencing on the second anniversary of the closing.

Also during Q1, EMX sold the Guldgruvan cobalt project to Boreal Energy Metals Corporation (see EMX news release dated February 9, 2018). The Guldgruvan project is located in Sweden’s Los mining district, a significant historic producer of cobalt and nickel, and the discovery locality of nickel. Pursuant to the agreement, BEMC acquired 100% interest in the project according to the following commercial terms (all dollar amounts in USD, unless otherwise noted):

  BEMC issued to EMX common shares of BEMC representing a 5.9% equity ownership in BEMC. BEMC has the continuing obligation to issue additional shares to EMX to maintain its 5.9% interest, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity.

  EMX received an uncapped 3% NSR royalty interest on the project. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR) by paying EMX $2,500,000 in cash and shares of BEMC.

  EMX will receive annual advance royalty payments commencing on the second anniversary of the closing.

In Q2 2018, EMX executed a second agreement with BEMC to sell the Njuggträskliden and Mjövattnet nickel-copper-cobalt projects to BEMC (see EMX news release dated April 11, 2018). The properties are located along Sweden’s “Nickel Line” in the Skellefteå mining district of central Sweden. Both projects contain multiple zones of drill-defined nickel-copper-cobalt mineralization. Pursuant to the agreement, BEMC will acquire 100% interest in the projects according to the following commercial terms (all dollar amounts in USD, unless otherwise noted):

  BEMC issued to EMX common shares of BEMC that represented a 4% equity ownership in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. BEMC has the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised CDN $3,000,000 in equity.

  EMX received an uncapped 3% NSR royalty interest on each of the projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX by paying EMX $2,500,000 in cash and shares of BEMC for each project.

  EMX will receive annual advance royalty payments for each project commencing on the second anniversary of the closing.

EMX's Boreal royalty properties in Sweden and Norway were advanced to varying degrees with geologic mapping, geochemical sampling, geophysical surveys, and drilling in 2018. EMX provided technical assistance for this work on a 100% reimbursed consulting basis.

Of particular note were results from the Gumsberg royalty property drill programs. Boreal reported assays from the first five holes of a winter diamond drill program in Q1 2018. The results included intersections of massive sulfide mineralization in hole BM-17-005, which was drilled in the vicinity of the historic Östersilvberg Mine, Sweden’s largest silver producer in medieval times. The intercepts from BM-17-005 included 10.94 meters averaging 16.97% zinc, 8.52% lead, and 656.70 g/t silver (true width estimated at 20-50% of reported interval length) (see EMX news release dated March 1, 2018). In Q2, Boreal reported the remaining results from the winter program that included an intercept of 3.7 meters averaging 19.27% zinc, with 17.66 g/t silver and 0.25% lead in drill hole BM-17-006 (true width estimated to be 80-100% of the reported interval), which was drilled in the vicinity of the historic Mellangruvan mine (see EMX news release dated May 2, 2018).

Riddarhyttan Property. EMX executed an option agreement with South32 Ltd ("South32") for the Riddarhyttan IOCG and massive sulfide project in Q2 2018 (see EMX news release dated April 19, 2018). The Riddarhyttan project is a past producer of iron and copper located in the Bergslagen mining region of southern Sweden. Riddarhyttan is the locality where the element cobalt was first recognized, and is also the type locality of certain rare earth elements and related minerals. Pursuant to the agreement, South32 can earn 100% interest in the project during a five year earn-in period by (all dollar amounts in USD):

  Making option and cash payments that total approximately $210,600,

  Making a one-time option exercise payment of $500,000, and

  Completing $5,000,000 of exploration work on the project within five years of the execution date.

Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for $1,900,000 within five years of executing the agreement. After exercising the option, annual advance royalty payments of 50,000 pounds of copper (or the cash equivalent) will be due to EMX, but will be deductible from future royalty payments. In addition, South32 will make milestone payments of: 350,000 pounds of copper (or the cash equivalent) upon publication of an initial resource estimate on the project, and 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

EMX conducted geologic mapping, geochemical sampling, and geophysical surveys during 2018 on a 100% reimbursed basis. These new data are being used to generate follow-up drill targets.

Norra Properties. As a subsequent event in Q1 2019, EMX closed the sale of the Bleikvassli, Sagvoll, and Meråker polymetallic projects in Norway, and the Bastuträsk polymetallic project in Sweden to Norra Metals Corp. ("Norra") (previously OK2 Minerals Ltd) (see EMX news releases dated December 13, 2018 and February 19, 2019). The properties contain historic mining areas and/or historic, drill-defined zones of polymetallic base metal mineralization (zinc-lead-copper) with variable levels of precious metal enrichments (silver ± gold). Pursuant to the agreement, Norra acquired 100% interest in the projects according to the following commercial terms (all dollar amounts in USD, unless otherwise noted):

  Norra issued to EMX that number of common shares that represented a 9.9% equity ownership in Norra. Norra has the continuing obligation to issue additional shares to EMX to maintain its 9.9% interest in Norra, at no additional cost to EMX (subject to a maximum of 13,398,958 common shares), until Norra has raised CDN $5,000,000 in equity to fund exploration and development on the properties, or until five years after closing, whichever occurs first. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in Norra.

  There is an additional provision that requires Norra to raise and spend CDN $2,000,000 on the properties within two years of the closing date, otherwise EMX's 9.9% equity ownership shall be increased to a 14.9% continuing equity interest (subject to a maximum of 21,350,956 common shares).

  EMX retains an uncapped 3% NSR royalty interest on each of the properties. Within six years of the closing date, Norra has the right to buy down up to 1% of the royalty retained by EMX on any given project (leaving EMX with a 2% NSR royalty) by paying EMX $2,500,000. Such a buy down is project specific.

  EMX will receive annual advance royalty payments for each of the properties commencing on the second anniversary of the closing.

  EMX will receive a 0.5% NSR royalty on any new mineral exploration projects generated by Norra in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

  EMX also received a 1% NSR royalty on Norra’s Pyramid project in British Columbia.

Slättberg Property. The Slättberg nickel-copper-cobalt project in Sweden was optioned in 2017 to Sienna Resources Inc. (“Sienna”) for equity interest, payments and work commitments to earn 100% interest in the project, and upon earn-in a 3% NSR royalty and annual advance royalty and milestone payments (see EMX news release dated December 4, 2017). In Q2 2018, Sienna announced drill results from a seven hole, 942 meter drill program at Slättberg, along strike and down dip from historic mine workings in the area. These results included 2.8 meters averaging 1.05% nickel and 1125 ppm cobalt and 0.79% copper in hole SIE-18-3 (true width 60-70% of reported interval length) (see Sienna news release dated May 17, 2018). EMX provided technical assistance in 2018 for Sienna's drilling, geochemical sampling and geophysical survey work on a 100% reimbursed consulting basis.

Viscaria Property. EMX holds an effective 0.5% NSR royalty interest on Sunstone’s Viscaria copper project located in the Kiruna mining district of northern Sweden. The Viscaria royalty was acquired by EMX from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Sunstone has a JORC (2012) mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario (see Sunstone news releases dated December 16, 2015 and April 5, 2016). In 2018, Sunstone announced that the Viscaria project was being sold to Stockholm listed Copperstone Resources AB (see Sunstone ASX announcement dated December 21, 2018).

Royalty Generation Properties. EMX continued to pursue new acquisition opportunities in Scandinavia during 2018, with a focus on orogenic lode/intrusion-related gold, IOCG, VMS, carbonate replacement, and nickel-copper-cobalt projects. The Company also conducted early-stage geologic mapping, geochemical sampling, and geophysical surveys on existing projects in the royalty generation portfolio. These projects are available for partnership, and have attracted interest from a number of parties.

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp, for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”).

Subsequently, EMX acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction only as provided in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties held by Reservoir (see EMX news release dated February 4, 2014). Reservoir was acquired by Nevsun Resources Ltd. ("Nevsun") in 2016 (see Reservoir news release dated June 23, 2016). In Q4 2018 Nevsun announced that a friendly, all cash offer by Zijin Mining Group Co. Ltd. ("Zijin") to purchase all of the issued and outstanding Nevsun common shares for CDN $6.00 per share (~US $1.41 billion in total) had been successful (see Nevsun news release dated December 28, 2018). As a subsequent event, Nevsun was delisted from the Toronto Stock Exchange and the NYSE American Exchange in Q1 2019.

EMX's Brestovac and Brestovac West royalty properties are included in the Timok Project, with Brestovac covering the Cukaru Peki deposit's Upper Zone high sulfidation epithermal copper-gold project and the Lower Zone porphyry copper-gold project. Nevsun (now Zijin) 100% controls the Upper Zone, and is in a joint venture with Freeport on the Lower Zone. EMX notes that a) the original Brestovac and Brestovac West permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty.

An Upper Zone Pre-Feasibility Study ("PFS") was announced in 2018 with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 grams per tonne gold based upon metal prices of $3.00 per pound copper and $1300 per ounce gold (see Nevsun news releases dated March 28, 2018 and SEDAR filed Technical Report). The PFS outlined a 10 year mine life that yields approximately 1.7billion pounds of payable copper and 516 thousand ounces of payable gold, with an after tax NPV8 of US$1.82 billion valued at the start of construction. Initial Upper Zone production is estimated to be in 2022. As a step towards development, construction commenced on the Upper Zone exploration decline in Q2 (see Nevsun news release dated June 5, 2018). Subsequently, an initial inferred resource estimate was announced for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff of 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold, and containing 31.5 billion pounds of copper and 9.6 million ounces of gold (see Nevsun news release dated June 26, 2018 and SEDAR filed Technical Report). The mining method is assumed to be by block cave. In addition to the Upper Zone PFS reserves and Lower Zone inferred resources, high grade copper-gold drill results from a discovery 500 meters east of the Timok Upper Zone was announced in Q1 2018 (see Nevsun news release dated January 16, 2018).

EMX's Timok royalty properties add significant upside optionality from one of the world's top copper development projects.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

Turkey

EMX has royalty and royalty generation property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include high sulfidation gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Five of the seven EMX projects in Turkey are operated by partner companies. EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), a Turkish engineering company based in Ankara, to manage EMX's interests in Turkey.

Akarca Property

The Akarca royalty property covers a low sulfidation epithermal gold-silver district in the Western Anatolia mineral belt that was discovered by EMX in 2006. The project has six zones of gold-silver mineralization defined by drilling, geologic mapping, geochemical sampling, and geophysical survey programs.

EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company (see EMX news release dated August 8, 2016). Commercial terms of the sale are summarized as (gold payments to EMX can be as gold bullion or the cash equivalent):

•	US$2,000,000 cash payment to EMX upon closing of the sale (completed).
•

Pre-production payments to EMX of 500 ounces of gold every six months commencing February 2, 2017 up to a cumulative total of 7,000 ounces of gold. In 2018, the third and fourth 500 ounce cash equivalent payments were made totaling ~US $1,274,000. The first two pre-production payments were made in 2017 totaling US$1,235,840. Receipt of these four payments leaves a pre-production total of 5,000 ounces of gold (or the cash equivalent) to be paid to EMX.

•

Milestone gold payments of 7,000 ounces upon commencement of production (prior gold payments will be credited against this payment), 250 ounces upon production of 100,000 ounces of gold, and 250 ounces upon production of an aggregate of 500,000 ounces of gold.

–

A sliding-scale royalty in percentages of production returns after certain deductions (“Royalty”): a) for gold production 1.0% on the first 100,000 ounces, 2.0% on the next 400,000 ounces, and 3.0% on all production in excess of 500,000 ounces, and b) for all production other than gold production 3.0%.

•	The Royalty is uncapped and cannot be bought out or reduced.

EMX received Akarca drill data from Çiftay in Q2 2018 totaling 7,844 meters of diamond drilling across five target areas on the property (see EMX news release dated April 17, 2018). This drilling resulted in a significant increase in the "footprints" of drill defined gold and silver mineralization. Çiftay's drilling returned multiple high grade intercepts, including 9.5 meters averaging 50.30 g/t gold and 29.2 g/t silver, with a sub-interval of 1.8 meters averaging 256.25 g/t gold and 133.0 g/t silver in hole AKC-317 (true width ~85-95%) drilled at the Arap Tepe “Zone C” area, as well as 69.3 meters averaging 3.68 g/t gold and 4.8 g/t silver in hole AKC-264 (true width ~75-85%), drilled at the Hugla Tepe area. The program also included 24 new holes in the Percem Tepe target area, 23 of which contained significant intercepts of gold mineralization.

Çiftay has informed EMX that its planned 2018 exploration program was delayed while awaiting the required permits for drilling. Çiftay also advised it conducted various metallurgical, engineering and environmental base line studies on the property while awaiting the drill permits.

Sisorta Property

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta have included diamond drilling, geologic and alteration mapping, geochemical sampling, and geophysical surveys. This work has outlined a 1000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

EMX sold the wholly-owned EMX subsidiary that controlled the Sisorta property to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, in 2016 (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's staged payments to EMX as summarized below:

  US$250,000 cash payment to EMX upon closing of the sale (completed).

  Annual payments of US$125,000 on the anniversary of closing until commencement of commercial production.

  3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the property that is processed on-site (increased to 5% if the ore is processed off-site). The NSR Payment is uncapped and cannot be bought out or reduced.

  The annual payments will be credited at a rate of 80% against the NSR Payment after commercial production commences.

Bahar advised EMX in Q2 2018 that it had commenced with Environmental Impact Assessment (“EIA”) work as required under the mine permitting process in Turkey. Bahar also informed EMX that the EIA report was filed with the Turkish government agencies in Q4 2018. Once approved, Bahar intends to continue applying for other necessary permits for project development. Bahar advised that the permitting process is expected to take approximately 1-2 years.

Balya Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006.

Dedeman advised EMX that it continued with limited, small scale underground development at the Hastanetepe deposit in 2018. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestones and dacitic intrusions. Dedeman also advised that it commenced a 24,000 meter step-out drill campaign to fill in a ~500 meter long corridor between mineralization at Hastanetepe and the Southern Zone target area. Dedeman provided EMX with initial results from the program in Q3 2018, which included 12.75 meters averaging 11.39% lead, 5.92% zinc and 225.18 g/t silver in hole DB108-B (true width ~95% of intercept length), as well as other intercepts in nearby holes at Hastanetepe (see EMX news release dated August 13, 2018).

The Balya royalty due to EMX from 2017 production, which was paid in 2018, totaled ~US$121,075. Dedeman advised EMX that it was considering processing and business development alternatives for the project going into 2019.

Aktutan Property

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for consideration that included a 4% uncapped NSR royalty and annual advance royalty payments of US$100,000 per year. Dedeman has asked to re-negotiate the annual advance royalty payments in light of discouraging exploration results. These negotiations are in process.

Golcuk Property

The Golcuk royalty property is located in the Eastern Pontides metallogenic belt of northeast Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Pasinex Resources Ltd. (“Pasinex”) signed an agreement in 2012 granting Pasinex an option to acquire 100% interest in the Golcuk property, with EMX retaining a 2.9% NSR royalty. In Q2 2018, Pasinex announced that it does not intend to further advance the Golcuk project (see Pasinex news release dated May 25, 2018). Pasinex is evaluating its options with respect to the property, which may include a sale to a Turkish company or returning the project to EMX.

Trab-23 Property

The Trab-23 property is located in northeast Turkey. The project hosts both porphyry gold (+-copper-molybdenum) mineralization and epithermal quartz-barite-gold veins.

Tumad Madencilik Sanayi ve Ticaret A.S. (“Tumad”), a privately owned Turkish company, executed an option agreement in 2013 granting it an option to acquire Trab-23 from EMX. Tumad terminated the agreement in 2017, and in 2018 returned the property to 100% EMX control. Trab-23 is available for sale or partnership.

Alankoy Property

The Alankoy gold-copper property, located in the Biga Peninsula of northwestern Turkey, occurs in an area noted for discoveries characterized by high sulfidation style epithermal alteration and the development of vuggy silica lithocaps. EMX's work has outlined a six square kilometer area of lithocaps and quartz–alunite and argillic alteration with gold-copper mineralization, as well as skarn and replacement style mineralization, based upon geologic mapping, rock and soil sampling, spectral analyses, ground magnetics, and historic reconnaissance drill results. Alankoy is currently available for sale or partnership.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

Australia and New Zealand

EMX's assets in Australia include the Koonenberry royalty property in New South Wales, the Kimberley property in Western Australia, and the QLD Gold property in Queensland. The agreement with E2 Metals Ltd. for the Neavesville royalty property in New Zealand was terminated in 2018. The Company's programs in the region continued to evaluate royalty generation and royalty acquisition opportunities.

Koonenberry Property

The Koonenberry royalty property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. Koonenberry Gold Pty Ltd. (“KNB”), a private Australian company, is the operator of EMX's Koonenberry royalty property (see EMX news release dated September 19, 2017). EMX retains a 3% royalty on all production from the Koonenberry licenses.

KNB gained significant momentum with its Koonenberry exploration initiatives in 2018. Geologic mapping and reconnaissance sampling confirmed the existence of palaeoplacer and reef gold showings across a number of prospect areas. In addition, KNB acquired drilling & support equipment, and was granted the required permits to drill test four priority target areas. Over 700 meters of diamond drilling were completed that identified a number of quartz vein sets prospective for gold mineralization. Future work will include delivery of a small scale gravity plant to allow mini-bulk sampling and assessment of the alluvial and palaeochannel targets. KNB engaged Mining Plus to provide geological, metallurgical and environmental consulting services to support advancement of the project.

Kimberley Property

The Kimberley copper project consists of the Menuairs Dome and Campbellmerry groups of exploration licenses in the Kimberley region of Western Australia. The licenses were acquired by EMX on open ground in 2018, and contain sediment-hosted copper targets developed in geologic dome structures.

EMX executed a purchase agreement with Enfield Exploration Corporation (“Enfield”) in Q4 2018 for the Kimberley project (see EMX news release dated October 1, 2018). In order to give time to gain access for the commencement of work, the agreement has been deferred until the first half of 2019 to allow the monsoon season to abate and river levels to fall.

QLD Gold Property

EMX's QLD Gold project in southeastern Queensland, Australia contains multiple zones of intrusion related gold mineralization hosted by a suite of granodioritic and porphyritic felsic intrusions. These zones were the focus of exploration and drilling campaigns in the 1990s. The project hosts numerous historic mines, including the Monal Goldfields, which produced gold from bedrock sources in the late 1800s. The property also contains gold and copper-rich skarns and epigenetic, sediment hosted copper mineralization.

Activities for 2018 consisted of fulfilling statutory requirements to keep the project in good standing. The QLD Gold project is available for partnership.

Neavesville Property

The Neavesville gold-silver property consisted of a single exploration permit in the Hauraki Goldfield of New Zealand's North Island. The project had been under a definitive agreement with ASX listed E2 Metals Ltd., which acquired the EMX subsidiary that controls the Neavesville property. E2 Metals terminated the agreement in October 2018. EMX elected not to exercise its right to have the property transferred back to the Company due to concerns of gaining social license to advance the project.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

Haiti

EMX's interests in Haiti have all been converted into NSR royalties. These royalty properties principally resulted from EMX and Newmont Ventures Limited (collectively, the "Joint Venture") exploring a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt starting in 2008, with Newmont funding and managing the Joint Venture. In 2015, EMX sold its Haiti Joint Venture interests, which covered six designated exploration areas to Newmont. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms: a) Newmont paid US$4 million in cash to EMX at closing, b) the Joint Ventures were terminated, c) EMX retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas, and d) EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

In 2016, EMX sold the Grand Bois project, which was outside the Joint Venture with Newmont, to Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. EMX retained a 0.5% NSR royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

In mid-2018, 3D Resources Inc. ("3D"), an ASX listed company, called force majeure and terminated the agreement to acquire a 70% interest in Ayiti Gold Company SA, Sono's Haitian entity holding the Grand Bois license (see 3D news release dated June 25, 2018). According to 3D, "This decision has been taken because of the lack of progress achieved to date due to the Company’s inability to obtain necessary permits to import equipment into Haiti to facilitate drilling necessary to complete feasibility studies." Subsequently, a new acquisition agreement was executed, whereby 3D Resources will acquire 100% ownership of Grand Bois, and Sono will receive a 25% net profit interest and other consideration (see 3D news release dated October 16, 2018). In late 2018, the acquisition remained subject to satisfaction of a number of conditions precedent, and a revised deadline of March 31, 2019 was announced by 3D in a December 6, 2018 news release.

To the Company's knowledge, there were no significant advancements in 2018 by the Haitian government on implementing a new mining law, a process which has been underway since 2013 when the Mining Convention process was suspended. As EMX understands, Newmont and Sono have kept the properties covered by EMX's royalty interests on care and maintenance status.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

Strategic Investments

IG Copper LLC

EMX is a strategic investor in IG Copper LLC ("IGC"), a privately held company with exploration properties in Khabarovsk Krai (administrative region) of Far East Russia. The Malmyzh copper-gold project, which was in a joint venture between IGC and Freeport (IGC 51%, Freeport 49%), was sold in 2018. IGC’s other exploration properties were retained, and are 100% controlled by IGC. EMX was an early investor in IGC, and was its largest shareholder at the time of the Malmyzh sale, with approximately 42% of the issued and outstanding shares (39% equity position on a fully-diluted basis) from investments totaling approximately US$13 million. The 2018 Malmyzh sale was a material event for EMX.

Malmyzh Project

Malmyzh is a district-scale discovery with over 14 porphyry copper-gold centers identified within a 16 by 5 kilometer intrusive corridor. The project, which occurs 220 kilometers northeast of the Russia-China border at Khabarovsk, has excellent logistical characteristics and available infrastructure. There were a number of significant project advancements from 2015 to 2017, including 1) a statement of initial inferred resources reported to NI 43-101 and CIM definition standards (see EMX's May 26, 2015 news release and SEDAR filed Technical Report), 2) Strategic Industries Law ("SIL") approval from Russia's Government Commission on Monitoring Foreign Investment for the joint venture to advance the Malmyzh project as a majority foreign owned business entity (see EMX news release dated July 25, 2016), and 3) exploration drilling that led to the discovery of significant breccia pipe hosted copper-gold mineralization that is not included in the current resource estimate (see EMX news release dated January 24, and July 25, 2017). These positive results led to the engagement of Scotiabank Europe plc, the U.K. subsidiary of The Bank of Nova Scotia, to assist with IGC’s strategic business initiatives.

In Q2 2018, IGC advised that a definitive Share Purchase Agreement (the “Agreement”) had been executed to sell the Malmyzh project for US $200 million to Russian Copper Company (“RCC”), a privately held copper producer in the Russian Federation (the “Transaction”) (see EMX news release dated June 14, 2018). The closing of the Transaction was contingent on RCC completing additional due diligence, including drilling and metallurgical studies, as well as receiving approval from the Russian Federal Anti-Monopoly Service. In early Q4, EMX announced all conditions precedent to complete the sale, as defined in the Agreement, had been fulfilled, and the US$200 million completion consideration had been paid into escrow (see EMX news releases dated October 2, and October 11, 2018). Of this amount, US$190 million was released from escrow, with the remaining US$10 million to be held in escrow and released subject to certain conditions over the subsequent 12 months. The Company received its initial cash distribution of US$65.15 million from the Malmyzh sale as announced in a October 30, 2018 news release. Cash distributions of up to US$4 million will be made to EMX as funds are released from escrow in 2019.

In support of the Malmyzh sale, EMX borrowed US$18.5 million from Sprott Private Resource Lending (Collector), LP (the “Sprott Loan”), and then loaned the US$18.5 million to IGC (the “EMX Loan”). In connection with the Sprott Loan, EMX issued 381,321 common shares and paid cash fees of US$550,000 and interest of US$185,000 to Sprott. In connection with the EMX Loan, IGC issued EMX 37,000 units in IGC, reimbursed EMX for fees, interest payments and costs incurred under the Sprott Loan, and paid EMX a fee of US$550,000 (this amount is included in the initial cash distribution of US$65.15 million). Both the Sprott Loan and the EMX Loan were re-paid (see EMX news release dated October 11, 2018).

After the sale of Malmyzh, and the initial distribution of funds to its share holding members, EMX's ownership was reduced to 19.9% of IGC. EMX's investment in IGC is no longer considered to be material to the Company. As EMX is an investor in IGC, there are no direct holding costs to the Company.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL "Revelo"), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo has a combination of wholly-owned projects (available for option, JV or sale), option agreements, royalty interests (non-producing to date), and equity interests in mining and exploration companies.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Years Ended December 31, 2018, 2017 and 2016

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at March 26, 2019 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2018, 2017 and 2016 and the related notes thereto.

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

The Company’s working capital position at December 31, 2018 was $88,902,976. With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and royalty generation programs from the date of this Form 20-F, management believes it will require additional working capital to undertake its current business plan. The Company has incurred recurring losses and has an accumulated deficit of $41,524,458. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. These uncertainties may cast doubt upon the Company’s ability to continue as a going concern.

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

DESCRIPTION OF BUSINESS

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with carefully selected royalty acquisitions and strategic investments. EMX’s portfolio mainly consists of properties in North America, Europe, Turkey, Haiti, and Australia. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's sixteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.

  Royalty Acquisition. EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire quality assets that range from producing mines to development projects. These purchases are designed to "jump start" the organic royalty portfolio growth process by providing EMX with immediate to near term royalty revenue. The timely identification of acquisition opportunities is often informed by the Company's in-country royalty generation initiatives.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, and strategic investments. This approach provides a foundation for supporting EMX’s growth and increasing shareholder value over the long term.

5.A. Operating Results

Year ended December 31, 2018, 2017, and 2016

The net income for the year ended December 31, 2018 (“FY18”) was $62,117,601 compared to a net loss of $7,393,384 for the prior year (“FY17”), and a net loss of $2,683,482 for the year ended December 31, 2016 (“FY16”). The net income for FY18 was made up of a net royalty income of $307,665 (FY17 – $455,033; FY16 – loss $47,265) after depletion and related tax, net exploration expenditures of $5,949,094 (FY17 - $4,471,074; FY16 - $4,999,959), general and administrative expenditures of $4,139,498 (FY17 - $3,765,029; FY16 - $3,220,339) and other gains totaling $68,215,261 (FY17 - loss $2,102,216; FY16 - gain $4,144,749) offset by a deferred income tax recovery of $3,683,267 (FY17 - $2,489,902 ; FY16 - $1,439,332). Key items in “other income and losses” include: gains in an associated company (IGC) of $80,310,549 (“FY18”) (FY17 - loss $491,005; FY16 - loss $312,934), impairment of royalty interest in FY18 of $7,256,340 (FY17 - $Nil; FY16 - $Nil), discretionary success bonus of $5,224,284 (FY17 -$Nil; FY16 -$Nil) and a write-down of goodwill of $1,879,356 (FY17 - $2,709,239; FY16 - $1,518,328).

Revenues

In FY18, the Company earned $2,131,947 (FY17 - $2,857,927 ; FY16 - $2,227,322) of royalty income. This included royalty income earned for 1,116 (FY17 - 1,308; FY16 - 1,361) ounces of gold totaling $2,131,947 (FY17 - $2,857,927; FY16 - $2,227,322). In FY18, the average realized gold price for the Leeville royalty was US$1,270 per ounce, which is comparable to the US$1,255 received for FY17, and US$1,250 for FY16. Royalty income offset by gold tax and depletion of $1,824,282 (FY17 - $2,402,894 ; FY16 - $2,274,587) for a net royalty gain of $307,665 (FY17 - $455,033; FY16 – loss $47,265).

Exploration Expenditures

Exploration expenditures (gross) increased by $1,807,549 in FY18 compared to FY17, and decreased by $81,414 in FY17 compared to FY16. Recoveries increased by $329,5291 in FY18 compared to FY17, and increased by $447,471 in FY17 compared to FY16 for a net increase in exploration expenditures of $1,478,020 in FY18 compared to FY17, and a net decrease in exploration expenditures of $528,885 in FY17 compared to FY16. Exploration expenditures and recoveries vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See Item 4B for royalty and project review of current activities.

General and Administrative

General and administrative expenses (“G&A”) of $4,139,498 were incurred compared to $3,765,029 in FY17, and $3,220,339 in FY16. Some changes between FY18 and FY17 to note are:

  Investor relations increased by $140,129 in FY18 compared to FY17, and increased by $114,256 in FY17 compared to FY16. With the increase in market activity and interest in the mining sector, the Company attended more industry trade shows in FY18.

  Salaries and consultants increased in FY18 by $133,760 compared to FY17, and increased by $129,665 in FY17 compared to FY16. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

  Share-based payments included in general and administrative expenses increased by $355,697 in FY18 compared to FY17 and increased by $208,115 in FY17 compared to FY16, mainly due to the to the increase in the fair value of stock options granted during the year.

Other

  During FY18, the Company realized a significant gain of $80,310,549 (2017 – loss $491,005; 2016 - $312,934) related to its investment in IGC. The significant gain is the result of the Company’s share of IGC’s income of $98,919,337 (2017 - loss $994,548; 2016 - loss $1,295,568), offset by a dilution loss of $577,963 (2017 - gain $503,543; 2016 - gain $982,634), and loss on the derecognition of IGC as an investment in an associated entity of $18,030,825 (2017 - $Nil; 2016 - $Nil).

  The Company recognized a net gain on the sale of certain exploration and evaluation assets during the year of $346,529 compared to $1,305,237 in the prior year, and $6,834,999 in FY16. In FY17, the gain on sale was the result of the Boreal transaction, offset by a small loss on the sale of EMX Australia Pty. In FY16 the gain resulted from the sale of two significant assets in Turkey including $6,683,560 related to the sale of AES to Çiftay.

  Discretionary bonuses were awarded to management and staff totaling $5,224,284 (2017 - $Nil, 2016 - $Nil) in respect of their seven years of effort to monetize the Company’s investment in IGC. Prior to the Malmyzh sales transaction, EMX’s management had developed a bonus plan for strategic investments whereby 7.5% of the after- tax profits of an individual investment could be paid as a bonus. As part of the bonus calculation, the Company’s cost basis was increased annually by 10% to reflect the time value of the investment.

  The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim Block, expected long term gold prices to be realized, foreign exchange, and interest rates. As a result, periodically the Company revises its estimated annual gold production over the expected mine life and adjusts its long term gold price. As a result of these adjustments, the Company recorded $7,256,340 (2017 - $Nil, 2016 - $Nil) in impairment charges for the year ended December 31, 2018 related to the Carlin Trend Royalty Claim Block. Also related to the valuation of the Leeville royalty is a writedown of goodwill in the amount of $1,879,356 (FY17 - $2,709,239; FY16 - $1,518,328).

  The Company recorded a deferred income tax recovery of $3,683,267 compared to $2,489,902 in FY17, and $1,439,332 in FY16, and a net increase in deferred tax assets of $3,424,345 (FY17 – decrease in tax liability of $2,933,017 ; decrease in tax liability FY16 - $1,748,562). A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the strengthening $USD compared to $CAD. During FY18 the Company recognized an impairment of the Leeville royalty of $7,256,340 (FY17 - $Nil; FY16 - $Nil). The increase in the deferred income tax recovery for FY17 compared to FY16 was mainly the result of a decrease in the long term expected federal tax rates for the US operations, which decreased from 35% to 21%.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

During the year ended December 31, 2018, the Company derecognized a 39.99% (2017 – 41%; 2016 – 39%) equity investment in IGC and reallocated the fair value of the remaining investment to FVTPL.

On December 12, 2018, IGC underwent a recapitalization in which the Company did not participate and its investment was diluted to 19.9% and derecognized its investment in IGC as an associated entity. Prior to the derecognition of IGC as an investment in an associated entity, including the conversion of convertible notes and related interest due from IGC, cash purchases of shares including the exercise of warrants, and loan fees received in shares, the Company had invested an aggregate of US$13,137,000 towards its investment (2017 - US$11,355,000; 2016 – US$8,967,000). At December 31, 2018, the Company’s equity investment including dilution gains or losses, less its share of accumulated equity gains and losses, and any distributions received was $Nil (2017 - $7,578,989; 2016 - $4,992,823). The Company’s share of the net income for the year ended December 31, 2018 was $98,919,337 (2017 – Loss of $$994,548; 2016 – loss of $1,295,568).

The changes in the investment in IGC for the years ended December 31, 2018, 2017, and 2016 are as follows:

The aggregate assets, aggregate liabilities and net loss for IGC has not been disclosed for the year ended December 31, 2018 as the investment was derecognized as an investment in associated entity during the year ended December 31, 2018.

As at December 31, 2017, associated companies’ aggregate assets, aggregate liabilities and net loss for the year ended are as follows:

As at December 31, 2016, associated companies’ aggregate assets, aggregate liabilities and net loss for the year are as follows:

The Company holds a 19.9% interest in IGC, has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it does not have control or significant influence of IGC, and accordingly accounting for the remaining investment in IGC as FVTPL is appropriate.

IGC – Sale of Malmyzh

On October 10, 2018, the Company was notified by IGC that the sale of the Malmyzh project to RCC for US$200 million had closed. Of this amount, US$190 million was released from escrow, with the remaining US$10 million to be held in escrow and released subject to certain conditions over the next 12 months. IGC distributed the net sale proceeds to membership unit holders by way of a combination of share buy back and dividends. For its 39.99% interest in IGC at the time of sale transaction, the Company received its initial cash distribution of $84,246,645 (US$65.15 million). A second cash distribution to the Company of $5,243,291 (US$4 million) has been accrued as a receivable pending release from escrow.

Credit Facilities

In support of the sale of Malmyzh, on September 27, 2018, EMX borrowed US$18.5 million from Sprott Private Resource Lending (Collector), LP (“Sprott”) and then loaned the US$18.5 million to IGC.

Sprott Private Resource Lending (Collector), LP – US$18,500,000

The loan made under the Sprott credit facility had a maturity date of January 31, 2019 and carried an annual interest rate of 12%, payable monthly. In connection with the Sprott loan, EMX issued 381,321 common shares valued at $602,487 (US$465,212) or $1.58 per share, paid cash fees of US$550,000, and legal fees of US$194,224.

During the year ended December 31, 2018, using an annual effective interest rate of 30.83%, the Company recorded interest expense of $271,921 (US$208,296). The loan was fully repaid on October 12, 2018 upon receipt of the distribution from IGC and the Company recorded a loss of $1,481,950 from the early settlement. Included in restricted cash and due to EMX is $86,330 in funds held in trust as part of the Sprott agreement.

IG Copper LLC – US$18,500,000

Concurrent with the Sprott credit facility for US$18,500,000, on September 27, 2018 EMX loaned US$18,500,000 to IGC to facilitate the Malmyzh property sale. The terms of the arrangement were identical to the Sprott loan to EMX. As such, in connection with the EMX Loan, IGC issued to EMX 37,000 membership units in IGC at US$10/membership unit, reimbursed EMX for fees, interest payments, and reimbursement of all legal costs. IGC further agreed to pay EMX an additional fee of US$550,000 to EMX.

During the year ended December 31, 2018, using an annual effective interest rate of 38.64%, the Company recorded interest income of $332,078 (US$254,377). The loan was fully repaid on October 12, 2018 by IGC from the proceeds received from the sale of Malmyzh and the Company recorded a gain of $2,014,950 from the early settlement.

During the year ended December 31, 2018, the Company loaned IGC US$300,000 with no specific terms of repayment, to be settled from proceeds from the sale of Malmyzh. The loan was fully repaid on October 15, 2018 including $63,926 (US$49,000) in interest.

During the year ended December 31, 2018, the Company recognized a dilution loss of $577,963 (2017 – gain of $503,543; 2016 – gain of $982,634) related to the Company’s change in ownership percentage as a result of IGC’s share issuance for cash proceeds and loan conversions.

SELECTED ANNUAL INFORMATION

Significant items to note for the year ended December 31, 2018 include the significant equity income of $98,919,337 (2017 – loss of $994,548; 2016 – loss of $1,295,568) related to the Company’s investment in IGC. The equity income was offset by a dilution loss of $577,963 (2017 – gain of $503,543; 2016 – gain of $982,634), and a loss on derecognition of the investment as an associated entity of $18,030,825 (2017 - $Nil; 2016 - $Nil). Other significant items to note in the year ended December 31, 2018 include an impairment charge of $7,256,340 (2017 - $Nil; 2016 - $Nil) on the royalty interests, a related write-down of goodwill of $1,879,356 (2017 - $2,709,239; 2016 - $1,518,328), and a recovery of $3,683,267 (2017 -$2,489,902; 2016 - $1,439,332) of deferred income taxes, offset by a foreign exchange gain of $3,482,540 (2017 – loss of $659,473; 2016 – loss of $159,862) as a result of holding US cash. Another item having a significant impact on the net income for the respective fiscal years include the payment of discretionary success bonuses of $5,224,284 (2017 - $Nil; 2016 - $Nil).

OUTSTANDING SHARE DATA

At March 26, 2019, the Company had 80,991,155 common shares issued and outstanding. There were also 6,322,400 stock options outstanding with expiry dates ranging from April 25, 2019 to December 14, 2023, and 2,623,306 warrants outstanding expiring on April 12, 2019.

Critical Accounting Policies and Estimates

STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

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

Accounting Standards Adopted During the Year

Revenue recognition

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

The Company earns revenue from royalty agreements and are based upon amounts contractually due pursuant to the underlying royalty agreements. For royalty agreements paid in cash or in kind, revenue recognition will depend on the related agreement. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty or other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively without restatement. As a result of the adoption of IFRS 9, the Company reclassified $740,685 from accumulated other comprehensive income (loss) to deficit on January 1, 2018 related to the reclassification of certain previously recognized available-for-sale marketable securities to fair value through profit or loss. The Company has also made an irrevocable election to present in other comprehensive income (loss) subsequent changes in the fair value of certain available-for-sale marketable securities classified as strategic investments.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

a)	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

b)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

c)

Financial assets at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the new classification under IFRS 9 and the original classification under IAS 39:

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade or settlement receivables.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derivative contracts are recognized at fair value on initial recognition. Subsequently, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged:

a.

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

b.

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

c.	Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in profit or loss.

Amounts accumulated in the hedge reserve are recycled in the consolidated statement of loss in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of income (loss).

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Convertible Notes Receivable

Convertible notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. Derivatives embedded in contracts are never separated, and instead the notes receivable is disclosed as single financial instrument.

Interest income on the notes receivable is based on the annualized effective rate of interest taking into account all income expected to be earned on maturity are recognized through profit and loss as interest income.

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

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred.

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

The Company has granted certain employees and non-employees restricted share units (“RSUs”) to be settled in shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

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

Income (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Existing stock options and share purchase warrants are not included in the income (loss) per share computation of diluted income (loss) per share if inclusion would be anti-dilutive. For the years presented in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.

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

Accounting Pronouncements not yet Effective

IFRS 16 Leases was issued by the IASB in January 2016 (effective January 1, 2019) and has not yet been adopted by the Company. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company is currently evaluating the impact the new and amended standard is expected to have on its financial statements and does not expect any material changes. The Company predominately uses third party services which provide for any possible leases but does lease office space, and if the limited exception criteria are not met, rent expense is to be removed and replaced by amortization and finance expense related to the leased office space and respective lease liability.

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

As at December 31, 2018, the Company had working capital of $88,902,976 (2017 - $6,535,893; 2016 - $6,002,318). The Company has sufficient working capital for the next 12 months. The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Sprott Private Resource Lending (Collector), LP– US$5,000,000

In May of 2018, the Company entered into a credit facility agreement with Sprott providing the Company with a US$ 5,000,000 senior secured credit facility (“Credit Facility”). The loan made under the Credit Facility would have matured on May 2, 2019 and carried an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$100,000, and legal fees of $69,402. The Credit Facility was covered by a general security agreement against the Company’s assets. The loan was fully repaid in November 2018 from distributions received from IGC.

In October 2018 EMX’s former investment in associated entity, IGC notified EMX that the sale of the Malmyzh project for US$200 million has closed. For its 39% interest in IGC at the time of sale transaction, on a fully diluted basis, the Company has received its initial cash distribution of $84,246,645. A second cash distribution to the Company of $5,243,291 (US$4 million) is expected within 12 months from the initial sale date upon the remaining funds being released from escrow pending any warranty claims.

Operating Activities

Cash used in operations was $5,955,848 for the year ended December 31, 2018 (2017 - $3,441,424; 2016 - $5,315,543) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The total cash used by financings during the year ended December 31, 2018 was $69,008 (2017 – cash provided of 6,992,928; cash provided by 2016 - $127,800). The proceeds in the current period were comprised of loan proceeds of $6,298,166 and loan repayments of $6,553,274 including fees and interest from a US$5,000,000 credit facility with Sprott, and $186,000 from the exercise of stock options. During the comparative year ended December 31, 2017, the Company received a net of $6,907,228 from the proceeds of a private placement net of costs, and $85,700 (2016 - $127,800) from the exercise of stock options.

Investing Activities

During the year ended December 31, 2018, the Company generated $84,970,039 (2017 – used $3,391,319) from investing activities. Some of the significant cash investment activities during the year ended December 31, 2018 include:

-	The receipt of cash distributions totalling $84,246,645 from its investment in IGC (2017 - $Nil) related to the IGC sale of Malmyzh.
-

The Company receiving net repayments of $25,084,851 including loan fees of $717,537 (US$550,000) related to a credit facility with IGC for $23,268,241 (US$18,500,000) loaned to IGC in support of the Malmyzh sale.

-	The Company receiving loan proceeds of $23,268,241 and made loan repayments of $24,367,314 including fees and interest from a US$18,500,000 credit facility.
-	The Company receiving $456,301 as repayment of a US$300,000 loan and related interest to IGC.
-	The Company purchasing equity in IGC in the amount $1,781,642 (2017 - $2,059,631).

-

The Company receiving annual option payments of US$100,000 (2017 – US$100,000) from Kennecott related to the Superior West property, and US$75,000 (2017 – US$75,000) from Mason Resources related to the Yerington property.

-	The Company advancing $Nil (2017 - $1,005,277) to an associated company pursuant to a convertible loan agreement.
-	The company also receiving $1,084,980 (2017 - $139,365) from the sale of marketable securities.

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

David M. Cole (President, CEO and Director)

Mr. Cole has over 30 years of industry experience, coming to EMX Royalty Corp. in 2003 from Newmont Mining Company. At Newmont, he held a number of management and senior geologic positions, gaining extensive global experience as a project, mine, and generative exploration geologist in Nevada, Southeast Asia, South America, Europe, and Central Asia. Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend, Yanacocha, and Minahasa mines. Subsequently, he established and managed Newmont's exploration programs in Turkey while also identifying early-stage acquisition targets in Eastern Europe. Mr. Cole specializes in developing new exploration ideas and opportunities, based upon solid technical expertise coupled with a keen business sense. He studied under Dr. Tommy Thompson at Colorado State University, earning an M.S. in Geology.

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

Brian Bayley (Director)

Mr. Bayley is currently the President of Earlston Management Corp., formerly Ionic Management Corp. (private management company) since December 1996. From June 2003 to July 2013, Mr. Bayley was director of Quest Capital Corp. (a predecessor company to Sprott Resource Lending Corp.), a publicly traded resource lending company listed on the TSX and NYSE American. Mr. Bayley was also the Resource Lending Advisor from September 2010 to June 2013, President and Chief Executive Officer from May 2009 to September 2010, Co-chairman from January 2008 to May 2009, Chief Executive Officer from June 2003 to March 2008, and President from June 2003 to January 2008. Mr. Bayley is also a director and officer of several other public companies and holds an MBA from Queen’s University.

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

Larry Okada (Director)

Larry Okada is a semi-retired CPA, CA professional accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte's, his own firm, and PwC for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V. Larry currently sits on a committee with the Institute of Chartered Accountants of British Columbia. As an independent director, Mr. Okada's extensive experience in accounting, finance, and corporate governance will further strengthen the Company's Board of Directors in these key areas.

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

Lori Pavle (Corporate Secretary)

Ms. Pavle has over 25 years of public company administration predominantly in the resource sector. She has served as Corporate Secretary for several publicly traded companies including Bayfield Ventures Corp., Cypress Development Corp., Aben Resources Ltd., Skyharbour Resources Ltd., Gold Reach Resources Ltd., Cuba Ventures Corp. and International Samuel Exploration Corp. Prior to this, she worked for several years at Hunter Dickinson Inc. as Treasury Manager. Ms.

Pavle gained her early knowledge working as a paralegal for legal firms specializing in the practice area of corporate and securities law.

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

6.B. Compensation

The following table contains a summary of the compensation paid to the Directors and NEOs during the last three financial years.

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long-Term Compensation			
					Awards	Payouts		
	Year	Salary $	STIP Payouts	Other Annual Compensation $	Securities Under Options/SARs Granted	Bonus Shares or Restricted Share Units	LTIP Payouts $	All Other Comp. $
David M. Cole President & CEO	2018 2017 2016	448,143 478,853 529,738	Nil Nil Nil	14,023(1) 14,019(1) 14,046(1)	200,000 200,000 150,000	100,000(2) 100,000(2) Nil	Nil Nil Nil	1,498,530(3) Nil Nil
Michael D. Winn Chairman & Director	2018 2017 2016	77,726 77,882 79,228	Nil Nil Nil	Nil Nil Nil	100,000 100,000 75,000	Nil Nil Nil	Nil Nil Nil	1,362,300(3) Nil Nil
Christina Cepeliauskas(3) CFO	2018 2017 2016	86,250(4) 86,250(4) 86,250(4)	Nil Nil Nil	Nil Nil Nil	75,000 75,000 55,000	37,500(2) 37,500(2) Nil	Nil Nil Nil	238,402(3) Nil Nil
Brian E. Bayley Director	2018 2017 2017	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	50,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Brian K. Levet Director	2018 2017 2016	24,000 24,000 24,000	Nil Nil Nil	Nil Nil Nil	50,000 75,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	For officers and employees in the United States, the Company pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan effective January 1, 2012.
(2)	RSUs granted under the Company’s RSU Plan. The vesting date and payout date for RSUs is January 1, 2020, for the 2017 RSU’s and January 1, 2021, for the 2018 RSU’s subject to performance criteria.
(3)

This amount was a strategic investment success bonus awarded for the successful completion of the IG Copper LLC transaction. (Refer to the section below entitled “ Strategic Investment Success Bonus”) for further details.

(4)	Pursuant to a Management Services Agreement between the Company and Seabord Services Corp. (“Seabord”), Ms. Cepeliauskas’ remuneration is paid by Seabord.
(5)	Ms. Segovia resigned as Corporate Secretary on October 12, 2018; Ms Pavle was appointed Corporate Secretary on November 26, 2018.

Strategic Investment Success Bonus

The Board awarded discretionary bonuses to EMX’s management and staff in respect of their seven years of effort to monetize the Company’s investment in IG Copper LLC (“IGC”). Their efforts included:

(1)	identification of the investment opportunity;

(2)	providing significant technical oversight towards the discovery of a world class copper deposit at Malmyzh;

(3)	raising the capital necessary to advance Malmyzh despite challenging markets and jurisdictional risks;

(4)	coordinating the sales effort for Malmyzh over a period of several years;

(5)	managing an exit with Freeport, including arranging an US$18.5 million bridge loan, which led to a greater return for all of IGC’s shareholders, not the least of which was EMX 40% shareholding; and

(6)	assisting IGC with the successful sale of Malmyzh to a wholly owned subsidiary of Russian Copper Company (“RCC”) in October for US$200 million.

Prior to the Malmyzh sales transaction, the Company’s management had developed a bonus plan for strategic investments whereby 7.5% of the after-tax profits of an individual investment could be paid as a bonus to management and staff. As part of the bonus calculation, the Company’s cost basis was increased annually by 10% to reflect the time value of the investment.

The strategic investment bonus calculation, along with management’s recommended allocation of bonuses, was then submitted to the Compensation Committee for its review. The Compensation Committee is comprised of three independent directors. The Committee met several times over the past four months, both with management and independently of management, as part of the approval process. The Committee recommended the US$3.8 million bonus pool and allocation to the Company’s Board. The independent members of the Board unanimously approved the bonus pool and allocation with Dave Cole and Michael Winn abstaining from voting.

The Board awarded the bonuses to the Company’s Chairman, management and staff.

The following Stock Options were granted to directors and NEOs during the fiscal year ended December 31, 2018:

The following RSUs were granted to NEOs during the fiscal year ended December 31, 2018;

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based and share-based awards outstanding for each Director and NEO as at December 31, 2018.

Michael D. Winn	100,000 - 0 100,000 -0 75,000 - 0 75,000 - 0 75,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	21,000 31,000 15,750 63,750 23,250	Nil	Nil	Nil
Brian E. Bayley	50,000 – 0 75,000 - 0 50,000 - 0 50,000 - 0 50,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	10,500 23,250 10,500 42,500 15,500	Nil	Nil	Nil
Brian K. Levet	50,000 – 0 75,000 - 0 50,000 - 0 50,000 - 0 50,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	10,500 23,250 10,500 42,500 15,500	Nil	Nil	Nil
Larry Okada	50,000 – 0 75,000 - 0 50,000 - 0 50,000 - 0 50,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	10,500 23,250 10,500 42,500 15,500	Nil	Nil	Nil
Lori Pavle	60,000	1.57	11/28/2023	Nil	Nil	Nil	Nil

(1)	The closing price of the Company’s common shares on the TSX-V on December 31, 2018 was $1.51.
(2)	RSUs granted under the Company’s RSU Plan on August 28, 2017. The vesting date and payout date for RSUs granted on August 28, 2017, is January 1, 2020,, subject to performance criteria.
(3)	RSUs granted under the Company’s RSU Plan on August 27, 2018. The vesting date and payout date for RSUs granted on August 27, 2018 is January 1, 2021,, subject to performance criteria.

Director Compensation.

The fees payable to the independent directors of the Company are for their services as directors and as members of committees of the Board as follows:

Board or	Annual Retainer	Meeting Stipend	Per diem fees
Committee Name	($)	($)	($)
Board of Directors	24,000	Nil	Nil

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

For the purposes of this section, the following terms have the following meanings:

“Change of control” means an event occurring after the effective date of this agreement pursuant to which:

a)

a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of EMX possessing more than 50% of the total combined voting power of the EMX’s outstanding voting securities, respectively, are acquired by a person or persons (other than one or more members of the EMX Group) different from the person holding those voting securities immediately prior to such event, and the composition of the Board of Directors of EMX or following such event is such that their directors prior to the transaction constitute less than 50% of the Board membership following the event;

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

“Termination of Employment” means any voluntary, involuntary or coerced resignation, retirement or other termination of employment of any Covered Employee directly or indirectly resulting from a Change of Control and includes the occurrence of any of the following events after a Change of Control, if the Covered Employee does not consent thereto:

(a)	a material change in office held or employment;

(b)	a material change in the nature or scope of duties;

(c)	a reduction in remuneration;

(d)	a withdrawal of benefits or privileges of employment; or

(e)	exclusion from any incentive compensation plans in which the Covered Employee was a participant.

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

The current members of the Audit Committee are: Brian Bayley, Brian Levet and Larry Okada (Chairman). The Audit Committee met four times during Fiscal year 2018.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan and RSU’s issued under the RSU Plan. by the Company to the Board, officers and employees of the Company and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The current members of the Compensation Committee are: Brian Levet (Chairman), Brian Bayley and Larry Okada.

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

6.D. Employees/ Consultants

As of December 31, 2018, EMX had 39 employees and consultants working at various locations throughout the world.

As of March 26, 2019, the Chief Financial Officer, Corporate Secretary, Controller, Payroll & Benefits Administrator and Accounts Payable are all based in Vancouver, Canada. The President & CEO, Chief Legal Officer, Chief Geologist, General Manager of Exploration, Investor Relations Director, General Manager of Corporate Development, Manager of Project Marketing, two geologists and a senior administrative assistant are all based in the Company’s office in Littleton, Colorado through the Company’s wholly-owned subsidiary, EMX USA. There are eight employees located in Arizona including seven geologists and one office manager. The Company has one consultant in Haiti, one consultant in Australia, 2 consultants in Turkey and 3 consultants in Scandinavia.

See Item 6 – Directors, Senior Management & Employees for a description of their job responsibilities.

6.E. Share Ownership

The table below lists, as of March 26, 2019, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of Common Shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

(1)	Based on 80,911,155 shares outstanding as of March 26, 2019.
(2)	Of these shares, 1,365,015 are represented by currently exercisable share purchase options, warrants and RSUs.
(3)	Of these shares, 557,100 are represented by currently exercisable share purchase options and warrants.
(4)	Of these shares, 480,000 are represented by currently exercisable share purchase options and RSUs.
(5)	Of these shares, 350,000 are represented by currently exercisable share purchase options.
(6)	Share purchase options.
(7)	Of these shares, 305,000 are represented by currently exercisable share purchase options and warrants.
(8)	Of these shares, nil are represented by currently exercisable share purchase options.

Stock Option Plan.

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

Outstanding Stock Options

Total for all Officers and Directors	2,345,000
Total for all Employees and Consultants	3,912,400
Total for all Officers, Directors, Employees and Consultants	6,257,400

RSU Plan

The RSU Plan was adopted by the Board for the same reasons as it adopted the Option Plan set out above.

The RSU Plan provides that RSUs may be granted by the Board, based on the advice of the Compensation Committee, to officers, directors and employees of, and consultants to, the Corporation (“Eligible Persons”) as a discretionary payment in consideration for significant contributions to the short-term (one year or less) and long-term (one to three years) successes of the Corporation. The Board may, in its sole discretion, set vesting conditions on RSUs granted to Eligible Persons, which conditions will be primarily based on the performance criteria set by the Compensation Committee.

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

In addition, the RSU Plan provides that the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation's other previously established or proposed share compensation arrangements, including the Option Plan, within a 12 month period, to:

(a)	any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)	Insiders as a group within a 12 month period shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

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

Stock Grant Program.

The Board created the Incentive Stock Grant Program for the benefit of key officers and directors of the Company in 2010. The grants have a two-year vesting period.

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

The Stock Grant Program provides that, following the approval of the independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two year period – on the date of grant, and on the first and second anniversaries of the initial grant. None of the 300,000 Common Shares not awarded in one year can be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Company before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company is aware of one person who beneficially own 5% or more of the Registrant's voting securities. The table below lists as of March 8, 2019, persons and/or companies holding 5% or more beneficial interest in the Common Shares.

(1)	Based on 80,911,155 shares outstanding as of March 26, 2019.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

Not applicable.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On March 26, 2019, the Company’s shareholders’ list showed 80,911,155 common shares outstanding and 268 registered shareholders. The Company has researched the indirect holdings by depository institutions and other financial institutions estimates that there are 17 “holders of record" resident in Canada representing 39,382,954 Common Shares, 251 “holders of record" resident in the USA representing 41,109,932 Common Shares, and 34 “holders of record” resident internationally representing 388,269 Common Shares.

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

7.B. Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

(1) Directors fees include US$5,000 per month and a US$1,000,000 discretionary bonus paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.

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

Amounts Owing to Senior Management/Directors

Included in accounts payable and accrued liabilities at December 31, 2018 is $3,365,005 (2017 - $30,744; 2016 - $23,472) owed to key management personnel and other related parties. Included in amounts due to related parties for the year ended December 31, 2018 was $3,339,365 for discretionary success bonuses paid in fiscal 2019.

Other than as disclosed above, there have been no transactions since December 31, 2018, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Other Related Party Transactions

In October 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at December 31, 2018, the balance owed to the Company pursuant to the note was $477,973 (2017 - $429,973) including accrued interest and bonus fee. The Company is re - negotiating the terms of repayment.

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

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Common Shares began trading on the TSX-V on November 23, 2003 and the Common Shares began trading on the NYSE American on January 30, 2012. The trading symbol is “EMX” for both exchanges.

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

10.C. Material Contracts

Pursuant to a management service agreement dated February 13, 2014 as amended December 1, 2015 and February 12, 2018 between the Company and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation pays $37,000 per month to Seabord in consideration of Seabord providing the services of the CFO and Corporate Secretary and office, reception, secretarial, accounting and corporate records services to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign Company, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was a passive foreign investment company as at December 31, 2018.

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

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2018 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $150,000.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act) as of December 31, 2018. The CEO and CFO concluded that the disclosure controls and procedures as of December 31, 2018 were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2018.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees
December 31, 2018	$115,000	$4,000	0	0
December 31, 2017	$117,000	0	0	0

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

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

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE COMPANY/AFFILIATED PURCHASERS

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

This Form 20-FAnnual Report contains the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2018, 2017 and 2016 with the Report of Independent Registered Public Accounting Firm, comprised of:

a)	Consolidated Statements of Financial Position at December 31, 2018, 2017 and 2016.
b)	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2017 and 2016.
c)	Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016.
d)	Consolidated Statements of Shareholders Equity for the years ended December 31, 2018, 2017 and 2016.
e)	Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1.1	Articles of EMX Royalty Corporation (formerly Eurasian Minerals Inc.) – Incorporated by reference to Exhibit 99.1 to Form 6-K filed on July 16, 2014.
1.2	Certificate of Change of Name and Notice of Articles dated July 19, 2017 – Previously filed with the SEC on Form 6-K on July 19, 2017.
4.1	Services Agreement between the Company and Seabord Services Corp., dated December 1, 2015 - Previously filed with the SEC on Form 20-F Annual Report on April 30, 2015.
6. B	Employment Agreement with David Cole dated June 1, 2017.
6. C	Stock Option Plan.
8.1	List of Significant Subsidiaries - Included under Item 4.C, Organizational Structure.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a)
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350
15.1	Consent of Qualified Person – Eric P. Jensen
15.2	Consent of Qualified Person - Dean D. Turner
15.4	Audit Committee Charter
101.	XBRL Interactive Data Files

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EMX ROYALTY CORPORATION

/s/ Christina Cepeliauskas

Christina Cepeliauskas
Chief Financial Officer

DATED: April 1, 2019

EMX ROYALTY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
EMX Royalty Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of EMX Royalty Corp. (the “Company”), as of December 31, 2018 and 2017, and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the years ended December 31, 2018, 2017, and 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EMX Royalty Corp. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2002.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 26, 2019

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

ASSETS	December 31, 2018	December 31, 2017
Current
Cash and cash equivalents	$86,175,331	$3,533,611
Investments (Note 3)	1,536,036	1,139,447
Trade and settlement receivables, and other assets (Note 4)	7,506,316	3,376,411
Prepaid expenses	32,123	45,194
Total current assets	95,249,806	8,094,663

Non-current
Restricted cash (Note 5,8)	618,525	771,434
Property and equipment (Note 6)	465,539	450,278
Note receivable (Note 7)	477,973	429,973
Investment in an associated company (Note 8)	-	7,578,989
Strategic investments (Note 3)	32,738	2,199,199
Exploration and evaluation assets (Note 9)	1,612,901	1,841,966
Royalty interest (Note 10)	14,346,403	21,943,743
Reclamation bonds (Note 11)	443,599	515,748
Goodwill (Note 12)	-	1,820,307
Deferred income tax asset (Note 18)	1,604,038	-
Other assets	-	104,484
Total non-current assets	19,601,716	37,656,121
TOTAL ASSETS	$114,851,522	$45,750,784

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 16)	$5,731,161	$749,865
Advances from joint venture partners (Note 13)	615,669	808,905
Total current liabilities	6,346,830	1,558,770
Non-current
Deferred income tax liability (Note 18)	-	1,820,307
TOTAL LIABILITIES	6,346,830	3,379,077

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	125,231,209	124,062,091
Commitment to issue shares (Note 14)	-	23,825
Reserves	24,797,941	22,668,535
Deficit	(41,524,458)	(104,382,744)
TOTAL SHAREHOLDERS' EQUITY	108,504,692	42,371,707
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$114,851,522	$45,750,784

Nature of operations and going concern (Note 1)
Events subsequent to the reporting date (Note 22)

Approved on behalf of the Board of Directors on March 26, 2019

Signed:	“David M Cole”	Director	Signed:	“Larry Okada”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016

ROYALTY INCOME (Note 10)	$2,131,947	$2,857,927	$2,227,322
Cost of sales
Gold tax	(92,012)	(120,618)	(111,366)
Depletion (Note 10)	(1,732,270)	(2,282,276)	(2,163,221)
Net royalty income (loss)	307,665	455,033	(47,265)

EXPLORATION EXPENDITURES (Note 9)	8,141,668	6,334,119	6,415,533
Less: recoveries	(2,192,574)	(1,863,045)	(1,415,574)
Net exploration expenditures	5,949,094	4,471,074	4,999,959

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	835,104	724,519	721,645
Depreciation (Note 6)	-	28,622	114,489
Investor relations and shareholder information	529,351	389,222	274,966
Professional fees	308,636	664,295	510,533
Salaries and consultants (Note 15)	1,157,591	1,023,831	894,166
Share-based payments (Note 14 and 15)	1,031,751	676,054	467,939
Transfer agent and filing fees	174,344	168,445	165,040
Travel	102,721	90,041	71,561
Total general and administrative expenses	4,139,498	3,765,029	3,220,339

Loss from operations	(9,780,927)	(7,781,070)	(8,267,563)

Change in fair value of fair value throught profit or loss assets (Note 3 and 4)	(1,831,833)	84,892	(559,873)
Gains (losses) in an associated company, net of dilution gains (losses) and loss on derecognition (Note 8)	80,310,549	(491,005)	(312,934)
Interest and finance charges, net of settlement gains (losses)	484,918	284,027	137,228
Gain on acquisition and sale of exploration and evaluation assets	346,529	1,305,237	6,834,999
Foreign exchange (loss) gain	3,482,540	(659,473)	(159,862)
Realized gain (loss) on sale of investments	(217,462)	83,345	(287,204)
Writedown of goodwill (Note 12)	(1,879,356)	(2,709,239)	(1,518,328)
Impairment of royalty interest (Note 10)	(7,256,340)	-	-
Discretionary success bonuses (Note 15 and 16)	(5,224,284)	-	-
Gain on derecognition and sale of property and equipment	-	-	10,723

Income (loss) before income taxes	58,434,334	(9,883,286)	(4,122,814)
Deferred income tax recovery (Note 18)	3,683,267	2,489,902	1,439,332

Income (loss) for the year	$62,117,601	$(7,393,384)	$(2,683,482)

Basic earnings (loss) per share	$0.78	$(0.09)	$(0.04)
Diluted earnings (loss) per share	$0.77	$(0.09)	$(0.04)

Weighted average no. of shares outstanding - basic (Note 17)	79,979,320	78,002,082	73,874,415
Weighted average no. of shares outstanding - diluted (Note 17)	80,653,474	78,002,082	73,874,415

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016

Income (loss) for the year	$62,117,601	$(7,393,384)	$(2,683,482)

Other comprehensive income (loss)
Change in fair value of available-for-sale investments	(49,108)	609,733	88,515
Permanent loss on financial instruments	-	-	697,675
Currency translation adjustment	1,208,463	(1,424,814)	(862,335)

Comprehensive income (loss) for the year	$63,276,956	$(8,208,465)	$(2,759,627)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Income (loss) for the year	$62,117,601	$(7,393,384)	$(2,683,482)
Items not affecting operating activities:
Interest income received	(210,667)	(254,261)	(5,590)
Unrealized foreign exchange effect on cash and cash equivalents	(3,696,537)	(173,740)	(71,562)
Items not affecting cash:
Change in fair value of fair value throught profit or loss assets	1,831,833	(84,892)	559,873
Interest and finance charges, net of settlement gains (losses)	(274,251)	(286,867)	(131,148)
Share - based payments	1,820,724	1,415,639	970,796
Deferred income tax recovery	(3,683,267)	(2,489,902)	(1,439,332)
Depreciation	11,736	39,344	136,200
Depletion	1,732,270	2,282,276	2,163,221
Impairment of royalty interest	7,256,340	-	-
Writedown of goodwill	1,879,356	2,709,239	1,518,328
Realized (gain) loss on sale of investments	217,462	(83,345)	287,204
Gain on acquisition and sale of exploration and evaluation assets, net of derecognition of equipment	(397,254)	(1,335,003)	(6,845,722)
Gains (losses) in an associated company, net of dilution gains (losses) and loss on derecognition	(80,310,549)	491,005	312,934
Shares received from operating partners included in exploration recoveries	-	(810,521)	(134,738)
Unrealized foreign exchange (gain) loss	(332,295)	597	(67,249)
	(12,037,498)	(5,973,815)	(5,430,267)
Changes in non-cash working capital items (Note 21)	6,081,650	2,532,391	114,724
Total cash used in operating activities	(5,955,848)	(3,441,424)	(5,315,543)
Cash flows from investing activities
Acquisition and sale of exploration and evaluation assets, net of option payments received	229,065	161,048	3,005,280
Distributions from investments, net	84,246,645	-	-
Proceeds from credit facility and loan repayments received	48,809,393	-	-
Repayment of credit facility and loan distributions	(48,027,130)	-	-
Interest received on cash and cash equivalents	210,667	86,543	5,590
Notes receivable	-	(1,405,277)	(542,622)
Proceeds from sale of fair value through profit and loss investments,	1,084,980	139,365	130,737
Proceeds on available for sale financial instruments	-	-	17,375
Purchase of investments in associated companies	(1,781,642)	(2,059,631)	-
Restricted cash	152,909	(412,262)	(89,402)
Purchase and sale of property and equipment, net	(26,997)	(24,784)	(16,999)
Reclamation bonds	72,149	123,679	171,307
Total cash provided by (used in) investing activities	84,970,039	(3,391,319)	2,681,266
Cash flows from financing activities
Proceeds from Sprott facility	6,298,166	-	-
Repayment of Sprott credit facility	(6,553,274)	-	-
Proceeds received from private placement, net of share issue costs	-	6,907,228	-
Proceeds from exercise of options	186,100	85,700	127,800
Total cash provided by (used in) financing activities	(69,008)	6,992,928	127,800
Effect of exchange rate changes on cash and cash equivalents	3,696,537	173,740	71,562
Change in cash and cash equivalents	82,641,720	333,925	(2,434,915)
Cash and cash equivalents, beginning	3,533,611	3,199,686	5,634,601
Cash and cash equivalents, ending	$86,175,331	$3,533,611	$3,199,686

Supplemental disclosure with respect to cash flows (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
	Number of		Commitment		Accumulated other
	common		to issue	Share-based	comprehensive gain
	shares	Capital stock	shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2017	79,725,187	$124,062,091	$23,825	$13,434,466	$9,234,069	$(104,382,744)	$42,371,707
Adoption of IFRS 9 (Note 2)	-	-	-	-	(740,685)	740,685	-
Shares issued pursuant to a loan agreement	381,321	602,487	-	-	-	-	602,487
Share-based payments	226,047	290,277	(23,825)	1,572,242	-	-	1,838,694
Shares issued for exercise of stock options	192,500	186,100	-	-	-	-	186,100
Reclass of reserves for exercise of options	-	90,254	-	(90,254)	-	-	-
Reclass of reserves for options forfeited	-	-	-	(17,970)	-	-	(17,970)
Equity investment share-based payments	-	-	-	246,718	-	-	246,718
Foreign currency translation adjustment	-	-	-	-	1,208,463	-	1,208,463
Change in fair value of financial instruments	-	-	-	-	(49,108)	-	(49,108)
Income for the year	-	-	-	-	-	62,117,601	62,117,601

Balance as at December 31, 2018	80,525,055	$125,231,209	$-	$15,145,202	$9,652,739	$(41,524,458)	$108,504,692

				Reserves
	Number of		Commitment		Accumulated other
	common		to issue	Share-based	comprehensive gain
	shares	Capital stock	shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605
Shares issued for exercise of stock options	75,000	85,700	-	-	-	-	85,700
Shares issued for private placement	5,000,000	6,200,000	-	800,000	-	-	7,000,000
Finder's fees in units	246,604	305,789	-	39,457	-	-	345,246
Share-based payments	313,873	358,490	23,825	1,033,324	-	-	1,415,639
Share issuance costs in units	-	(345,246)	-	-	-	-	(345,246)
Share issuance costs in cash	-	(92,772)	-	-	-	-	(92,772)
Reclass of reserves for exercise of options	-	45,545	-	(45,545)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(1,424,814)	-	(1,424,814)
Change in fair value of financial instruments	-	-	-	-	609,733	-	609,733
Loss for the year	-	-	-	-	-	(7,393,384)	(7,393,384)

Balance as at December 31, 2017	79,725,187	$124,062,091	$23,825	$13,434,466	$9,234,069	$(104,382,744)	$42,371,707

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

				Reserves
	Number of		Commitment		Accumulated other
	common		to issue	Share-based	comprehensive gain
	shares	Capital stock	shares	payments	(loss)	Deficit	Total

Balance as at December 31, 2015	73,534,710	$117,000,052	$139,138	$10,362,229	$10,125,295	$(94,305,878)	$43,320,836
Shares issued for acquisition of a royalty interest	250,000	145,000			-	-	145,000
Shares issued as incentive stock grants	140,000	166,600	(166,600)		-	-	-
Shares issued from exercise of options	165,000	127,800	-		-	-	127,800
Equity investment share-based payments	-	-	-	366,800	-	-	366,800
Commitment to issue shares	-	-	27,462	943,334	-	-	970,796
Reclassification of fair value of options exercised	-	65,133	-	(65,133)	-	-	-
Foreign currency translation adjustment	-	-	-		(862,335)	-	(862,335)
Change in fair value of financial instruments	-	-	-	-	88,515	-	88,515
Permanent loss on financial instruments	-	-	-	-	697,675	-	697,675
Loss for the year	-	-	-	-	-	(2,683,482)	(2,683,482)

Balance as at December 31, 2016	74,089,710	$117,504,585	$-	$11,607,230	$10,049,150	$(96,989,360)	$42,171,605

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the “Company” or “EMX”), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the NYSE American under the symbol of “EMX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

In October 2018 EMX’s associated Company, IG Copper LLC (“IGC”) completed the sale of the Malmyzh project (“Malmyzh”) to Russian Copper Company (“RCC”) for US$200 million. Of this amount, US$190 million was released from escrow, with the remaining US$10 million to be held in escrow and released subject to certain conditions over 12 months following the date of sale. The initial cash distribution to EMX by IGC of US$65 million was received by the Company in October 2018. A second cash distribution to EMX of up to US$4 million will be completed upon the remaining funds being released from escrow.

Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

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

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. (“BULM”), the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

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

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Azur Madencilik Ltd. Sirketi	Turkey	100%
Trab Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
Waikato Gold Limited	New Zealand	100%

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

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Adopted During the Year

Revenue recognition

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

The Company earns revenue from royalty agreements and are based upon amounts contractually due pursuant to the underlying royalty agreements. For royalty agreements paid in cash or in kind, revenue recognition will depend on the related agreement. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty or other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively without restatement. As a result of the adoption of IFRS 9, the Company reclassified $740,685 from accumulated other comprehensive income (loss) to deficit on January 1, 2018 related to the reclassification of certain previously recognized available-for-sale marketable securities to fair value through profit or loss. The Company has also made an irrevocable election to present in other comprehensive income (loss) subsequent changes in the fair value of certain available-for-sale marketable securities classified as strategic investments.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

a)	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

b)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

c)

Financial assets at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the new classification under IFRS 9 and the original classification under IAS 39:

	New (IFRS 9)	Original (IAS 39)
Financial assets
Cash and cash equivalents	Amortized cost	Loans and receivables
Investments	FVTPL	FVTPL
Trade receivables	Amortized cost	Loans and receivables
Settlement receivables	FVTPL	FVTPL
Restricted cash	Amortized cost	Loans and receivables
Reclamation bonds	Amortized cost	Loans and receivables
Notes receivable	Amortized cost	Loans and receivables
Strategic investments	FVTOCI	Available -for-sale
Financial liabilities
Promissory notes payable	Amortized cost	Other financial Liabilities
Accounts payable and accrued liabilities	Amortized cost	Other financial Liabilities
Advances from joint venture partners	Amortized cost	Other financial Liabilities

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade or settlement receivables.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derivative contracts are recognized at fair value on initial recognition. Subsequently, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged:

a.

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

b.

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

c.	Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in profit or loss.

Amounts accumulated in the hedge reserve are recycled in the consolidated statement of loss in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of income (loss).

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Convertible Notes Receivable

Convertible notes receivable are hybrid financial assets that consist of a note receivable component and a separate equity conversion component. Derivatives embedded in contracts are never separated, and instead the notes receivable is disclosed as single financial instrument.

Interest income on the notes receivable is based on the annualized effective rate of interest taking into account all income expected to be earned on maturity are recognized through profit and loss as interest income.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.

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

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Company has granted certain employees and non-employess restricted share units (“RSUs”) to be settled in shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

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

Income (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per share (Continued)

Existing stock options and share purchase warrants are not included in the income (loss) per share computation of diluted income (loss) per share if inclusion would be anti-dilutive. For the years presented in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.

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

Accounting Pronouncements not yet Effective

IFRS 16 Leases was issued by the IASB in January 2016 (effective January 1, 2019) and has not yet been adopted by the Company. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company is currently evaluating the impact the new and amended standard is expected to have on its financial statements and does not expect any material changes. The Company predominately uses third party services which provide for any possible leases but does lease office space, and if the limited exception criteria are not met, rent expense is to be removed and replaced by amortization and finance expense related to the leased office space and respective lease liability.

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

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

3. INVESTMENTS

At December 31, 2018 and December 31, 2017, the Company had the following investments:

		Accumulated
December 31, 2018	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,682,327	$(1,057,768)	$624,559
Private company investments	911,477	-	911,477
Total fair value through profit or loss	2,593,804	(1,057,768)	1,536,036
Fair value through other comprehensive income
Marketable securities	910,473	(877,735)	32,738
Total investments	$3,504,277	$(1,935,503)	$1,568,774

		Accumulated
December 31, 2017	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,396,251	$(1,256,804)	$1,139,447
Total fair value through profit or loss	2,396,251	(1,256,804)	1,139,447
Fair value through other comprehensive income
Marketable securities	2,287,141	(87,942)	2,199,199
Total investments	$4,683,392	$(1,344,746)	$3,338,646

		Accumulated
December 31, 2016	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,641,751	$(1,378,995)	$262,756
Total fair value through profit or loss	1,641,751	(1,378,995)	262,756
Fair value through other comprehensive income
Marketable securities	910,473	(697,675)	212,798
Total investments	$2,552,224	$(2,076,670)	$475,554

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

3. INVESTMENTS (Continued)

As a result of the adoption of IFRS 9 (Note 2), $1,376,667 and $740,685 previously recorded in cost and accumulated unrealized loss respectively and was previously classified as available-for-sale as at December 31, 2017 was reclassified to FVTPL as at January 1, 2018. This resulted in the reclassification of $740,685 in other comprehensive income to opening deficit.

Included in investments for the year ended December 31, 2018 is $911,477 being the fair value of an investment in IG Copper LLC (“IGC”) previously recorded as an investment in an associated entity (Note 8).

During the year ended December 31, 2018, the Company recorded a loss of $Nil (2017 - $Nil, 2016 - $697,675) related to the permanent impairment of certain available-for-sale marketable securities. The Company had sustained significant unrealized losses for which there was no expectation of reversal in the forseable future.

4. RECEIVABLES

The Company’s receivables are related to distributions expected from investments, sale of foreign subsidiaries, royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from exploration partners.

As at December 31, 2018 amd 2017, the current receivables were as follows:

Category	December 31, 2018	December 31, 2017
Distribution receivable from an investment in an associated entity (Note 8)	$5,450,764	$-
Sale of Akarca	902,991	2,447,595
Loan fees	187,395	-
Royalty income receivable	144,931	258,223
Refundable taxes	175,605	151,163
Recoverable exploration expenditures and advances	264,434	270,547
Other	380,196	248,883
As at December 31, 2018	$7,506,316	$3,376,411

Included in the change in value through profit or loss assets is $104,788 (2017 - $37,299, 2016 - $120,900) related to the Akarca receivable balance as a result of the derivative components of the receivable balance being the expected gold price to be realized.

The carrying amounts of the Company’s current receivables are denominated in the following currencies:

Currency	December 31, 2018	December 31, 2017
Canadian Dollars	$483,547	$280,925
US Dollars	6,933,819	3,040,347
Turkish Lira	6,833	24,535
Swedish Krona	71,519	29,575
Other	10,598	1,029
As at December 31, 2018	$7,506,316	$3,376,411

5. RESTRICTED CASH

At December 31, 2018, the Company classified $618,525 (2017 - $771,434) as restricted cash. This amount is comprised of $196,273 (2017 - $179,502) held as collateral for its corporate credit cards, $86,330 (2017 - $Nil) held in trust to be used to offset loan fees, and $335,922 (2017 - $$591,932) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

6. PROPERTY AND EQUIPMENT

During the year ended December 31, 2018 depreciation of $11,736 (2017 - $10,722, 2016 - $21,711) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2015	$99,694	$154,113	$4,746	$47,417	$578,508	$414,526	$1,299,004
Additions	10,549	6,450	-	-	-	-	16,999
Disposals and derecognition	-	(79,630)	(2,365)	(47,417)	-	-	(129,412)
As at December 31, 2016	110,243	80,933	2,381	-	578,508	414,526	1,186,591
Additions	-	-	-	-	20,447	4,337	24,784
Disposals and derecognition	-	(20,756)	-	-	-	-	(20,756)
As at December 31, 2017	110,243	60,177	2,381	-	598,955	418,863	1,190,619
Additions	-	26,997	-	-	-	-	26,997
As at December 31, 2018	110,243	87,174	2,381	-	598,955	418,863	1,217,616

Accumulated depreciation
As at December 31, 2015	99,694	113,331	4,134	32,989	434,396	-	684,544
Additions	7,438	12,601	-	671	115,490	-	136,200
Disposals and derecognition	-	(70,444)	(1,753)	(33,660)	-	-	(105,857)
As at December 31, 2016	107,132	55,488	2,381	-	549,886	-	714,887
Additions	3,111	7,104	-	-	29,129	-	39,344
Disposals and derecognition	-	(13,890)	-	-	-	-	(13,890)
As at December 31, 2017	110,243	48,702	2,381	-	579,015	-	740,341
Additions	-	10,894	-	-	842	-	11,736
As at December 31, 2018	$110,243	$59,596	$2,381	$-	$579,857	$-	$752,077

Net book value
As at December 31, 2017	$-	$11,475	$-	$-	$19,940	$418,863	$450,278
As at December 31, 2018	$-	$27,578	$-	$-	$19,098	$418,863	$465,539

7. NOTE RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at December 31, 2018, the balance owed to the Company pursuant to the note was $477,973 (2017 - $429,973) including accrued interest and bonus fee. The Company continues discussions with RVL on options for repayment of the outstanding balance.

8. INVESTMENT IN AN ASSOCIATED COMPANY

During the year ended December 31, 2018, the Company derecognized a 39.99% equity investment in IGC and reallocated the fair value of the remaining investment to FVTPL (Note 3).

On December 12, 2018, IGC underwent a recapitalization in which the Company did not participate and its investment was diluted to 19.9% and derecognized its investment in IGC as an associated entity. Prior to the derecognition of IGC as an investment in an associated entity, including the conversion of convertible notes and related interest due from IGC, cash purchases of shares including the exercise of warrants, and loan fees received in shares, the Company had invested an aggregate of US$13,136,977 towards its investment (December 31, 2017 - US$11,354,977). At December 31, 2018, the Company’s equity investment including dilution gains or losses, less its share of accumulated equity gains and losses, and any distributions received was $Nil (December 31, 2017 - $7,578,989).

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

8. INVESTMENT IN AN ASSOCIATED COMPANY (Continued)

The changes in the investment in IGC for the years ended December 31, 2018 and 2017 are as follows:

IGC
Balance - December 31, 2016	4,992,823
Additional investments in IGC	3,077,171
Dilution gain	503,543
Share of equity loss	(994,548)
Balance - December 31, 2017	7,578,989
Additional investments in IGC	2,265,157
Dilution loss	(577,963)
Share of equity income	98,919,337
Equity investment share based payments	246,718
Distributions received	(89,489,936)
Loss on derecognition of an investment in associated entity	(18,030,825)
Derecognized as an investment in associated entity	(911,477)
Balance - December 31, 2018	$-

As at December 31, 2018 and 2017, IGC’s aggregate assets, aggregate liabilities and net income (loss) for the year ended are as follows:

IGC	December 31, 2018	December 31, 2017
Aggregate assets	N/A	$6,127,735
Aggregate liabilities	N/A	(1,108,694)
Income (loss) for the year	N/A	(2,713,490)
The Company's ownership %	19.9%	41%
The Company's share of income (loss) for the year	98,919,337	(994,548)

The Company holds a 19.9% interest in IGC, has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it does not have control or significant influence of IGC, and accordingly accounting for the remaining investment in IGC as FVTPL is appropriate.

IGC – Sale of Malmyzh

On October 10, 2018, the Company was notified by IGC that the sale of the Malmyzh project to RCC for US$200 million had closed. Of this amount, US$190 million was released from escrow, with the remaining US$10 million to be held in escrow and released subject to certain conditions over the next 12 months. IGC distributed the net sale proceeds to membership unit holders by way of a combination of share-buy back and dividends. For its 39.99% interest in IGC the Company received its initial cash distribution of $84,246,645. A second cash distribution to the Company of $5,450,764 (US$4 million) has been accrued as a receivable (Note 4) pending release from escrow.

Credit Facilities

In support of the sale of Malmyzh, on September 27, 2018, EMX borrowed US$18.5 million from Sprott Private Resource Lending (Collector), LP (“Sprott”) and then loaned the US$18.5 million to IGC.

Sprott Private Resource Lending (Collector), LP – US$18,500,000

The loan made under the Sprott credit facility had a maturity date of January 31, 2019 and carried an annual interest rate of 12%, payable monthly. In connection with the Sprott loan, EMX issued 381,321 common shares valued at $602,487 (US$465,212) or $1.58 per share, paid cash fees of US$550,000, and legal fees of US$194,224.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

8. INVESTMENT IN AN ASSOCIATED COMPANY (Continued)

Credit Facilities (Continued)

During the year ended December 31, 2018, using an annual effective interest rate of 30.83%, the Company recorded interest expense of $271,921 (US$208,296). The loan was fully repaid on October 12, 2018 upon receipt of the distribution from IGC and the Company recorded a loss of $1,481,950 from the early settlement. Included in restricted cash and due to EMX is $86,330 in funds held in trust as part of the Sprott agreement.

IG Copper LLC – US$18,500,000

Concurrent with the Sprott credit facility for US$18,500,000, on September 27, 2018 EMX loaned US$18,500,000 to IGC to facilitate the Malmyzh property sale. The terms of the arrangement were identical to the Sprott loan to EMX. As such, in connection with the EMX Loan, IGC issued to EMX 37,000 membership units in IGC at US$10/membership unit, reimbursed EMX for fees, interest payments, and reimbursement of all legal costs. IGC further agreed to pay EMX an additional fee of US$550,000.

During the year ended December 31, 2018, using an annual effective interest rate of 38.64%, the Company recorded interest income of $332,078 (US$254,377). The loan was fully repaid on October 12, 2018 by IGC from the proceeds received from the sale of Malmyzh and the Company recorded a gain of $2,014,950 from the early settlement.

During the year ended December 31, 2018, the Company loaned IGC US$300,000 with no specific terms of repayment, to be settled from proceeds from the sale of Malmyzh. The loan was fully repaid on October 15, 2018 including $63,926 (US$49,000) in interest.

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At December 31, 2018 and December 31, 2017, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2018	December 31, 2017
Sweden	Various	$16,671	$16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Superior West, Arizona	736,341	867,096
of America	Yerington, Nevada	206,258	304,568
Total		$1,612,901	$1,841,966

During the year ended December 31, 2018, the Company received a $130,756 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott Exploration Company (“Kennecott”). The Company also received the annual option payment related to an option agreement with Mason Resources Corp (“Mason”) for $98,310 (US$75,000) and applied against the Yerington project.

During the year ended December 31, 2017, the Company received a $133,383 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott. The Company also received the annual option payment related to an option agreement with Mason for $88,527 (US$75,000) and applied against the Yerington project. Also during the year ended December 31, 2017, the Company sold the wholly owned Australian subsidiary that held the Koonenberry licences in Australia. As part of the sale, the Company transferred the ownership of the Koonenberry property which had a capitalized cost of $81,124.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

During the year ended Dececmber 31, 2016, the Company received a $129,820 (US$100,000) annual option payment related to an exploration and option to purchase agreement for the Superior West project with Kennecott applied against the Superior West capitalized costs. Also during the year ended December 31, 2016, the Company sold its Sisorta project in Turkey and all capitalized costs were recovered.

Sweden and Norway Licenses

The Company holds certain exploration permits in Sweden and Norway. There are no specific spending commitments on the Swedish licenses and permits.

On February 14, 2017, the Company completed an agreement to sell certain wholly owned subsidiaries in Sweden to Boreal Metals Corp. (“BMC”)(TSX-V: BMX), a British Columbia corporation. Pursuant to the agreement BMC acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In exchange for the transfer of its wholly-owned subsidiary Iekelvare AB, which owns the Gumsberg and Adak properties, and its entire interest in its wholly-owned subsidiary EMX Exploration Scandinavia AB, which owns the Tynset and Burfjord properties BMC completed the following:

  BMC issued 1,713,390 common shares to EMX representing a 19.9% equity ownership in BMC. BMC had the continuing obligation to issue additional shares of BMC to EMX to maintain its 19.9% interest in BMC, at no additional cost to EMX, until BMC raised CAD $5,000,000 in equity (completed). EMX now has the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest in BMC.
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

Pursuant to the sale agreement, the Company received 1,713,390 shares of BMC on signing, valued at $0.05 per share or $85,670, and paid a US$12,000 ($15,862) finders fee. Subsequent to signing, pursuant to equity and private placements completed by BMC, BMC issued EMX a further 7,492,492 shares to EMX valued at $1,290,998. EMX recorded a total gain on sale of $1,393,224 in fiscal 2017.

Modum Project

In January 2018, the Company amended the sale agreement with BMC noted above to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of BMC (received in March 2018) valued at $397,254 or $0.30 per share and is included in gain on acquisition and sale of exploration and evaluation assets.

The Company sold 5,000,000 shares of BMC during the year and as at December 31, 2018 holds 5,530,063 shares of BMC representing approximately a 9.4% interest. Subsequent to the year ended December 31, 2018, the Company participated in a private placement of BMC acquiring an additional 1,995,672 shares of BMC bringing EMX’s interest to 9.9%.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden and Norway Licenses (Continued)

Slättberg Project

In December 2017, the Company executed an option agreement subsequently amended for the sale of the Slättberg licenses in Sweden to Sienna Resources Inc. (“Sienna”) (TSX-V: SIE). As part of the agreement, Sienna can earn a 100% interest in the project by completing the following: Ik,

  On signing the agreement, Sienna issued EMX 3,000,000 common shares (received) of Sienna stock valued at $750,000.
  As a condition to the exercise of the option, Sienna must undertake work commitments of at least $750,000 on the project, including drilling of at least 750 meters.
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

Guldgruvan Cobalt Project

In February 2018, the Company closed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation (“BEMC”), a subsidiary of BMC in southern Norway.

In exchange for the transfer of its Guldgruvan exploration licence to BEMC, BEMC issued to EMX 2,979,798 common shares of BEMC representing a 5.9% equity ownership in BEMC.

EMX will retain a 3% NSR royalty on the project, of which 1% may be purchased by BEMC on or before the fifth anniversary of the closing date in 0.5% increments for a total of US$2,500,000 in cash and common shares of BEMC stock. EMX will also receive AAR payments, with an initial US$20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by US$5,000 per year until reaching US$60,000 per year.

Njuggtraskliden and Mjovattnet Projects

In April 2018, EMX executed another agreement with BEMC to sell the Njuggträskliden and Mjövattnet projects in Sweden.

At closing, BEMC issued to EMX 2,020,202 common shares representing a 4% equity ownership in BEMC, bringing EMX’s aggregate interest to 9.9% of BEMC’s issued and outstanding shares. BEMC has the continuing obligation to issue additional shares of BEMC to EMX to maintain its aggregate 9.9% interest in BEMC, at no additional cost to EMX, until BEMC has raised $3,000,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in BEMC.

EMX will receive an uncapped 3% NSR royalty on each of the projects. Within five years of the closing date, BEMC has the right to buy down up to 1% of the royalty owed to EMX by paying EMX US$2,500,000 in cash and shares of BEMC for each project. For each project, EMX will also receive AAR payments, with an initial US$20,000 payment, commencing on the second anniversary of the closing, with each subsequent AAR payment increasing by US$5,000 per year until reaching US$60,000 per year. EMX will be also be reimbursed approximately US$37,000 for its acquisition costs and previous expenditures on the projects.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Sweden and Norway Licenses (Continued)

Riddarhyttan Project

In April 2018, the Company executed an option agreement with South32 Limited ("South32") for the Riddarhyttan project in Sweden. Pursuant to the agreement, South32 can earn a 100% interest in the project by: (a) making option and cash payments that total US$200,000, (b) making a one-time option exercise payment of US$500,000, and (c) completing US$5,000,000 of exploration work on the project within five years of the execution date. Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for US$1,900,000 within five years of executing the agreement.

After exercising the option, AAR payments of 50,000 pounds of copper or the cash equivalent will be due to EMX, but will be deductible from future royalty payments. The AAR may be repurchased by South 32 for US$2,500,000. In addition, South32 will make milestone payments of: (a) 350,000 pounds of copper (or the cash equivalent) upon publication of a maiden resource on the project, and (b) 750,000 pounds of copper (or the cash equivalent) upon delivery of a feasibility study.

United States

Cathedral Well, Nevada

In June 2014, the Company signed an exploration and option agreement through its wholly-owned subsidiary BCE, with Ely Gold and Minerals Inc. (“Ely Gold”) (TSX Venture: ELY) to earn a 100% interest in the Cathedral Well project by paying EMX a total of US$100,000 over three years after which the Company will retain a 2.5% NSR royalty, inclusive of an underlying 0.5% NSR royalty. Ely Gold completed their earn-in for the property in November of 2016 through a trade with EMX, whereby a subsidiary of Ely Gold executed a quit claim deed for certain mining claims adjacent to EMX’s Spring Canyon property in Nevada in lieu of its last US$25,000 option payment. In December 2016, Ely Gold announced it had optioned the property to Colorado Resources Ltd. (TSX-V: CXO).

Subsequent to December 31, 2018, the Company received the 2018 AMR payment of 20 ounces of gold from Ely Gold to keep the agreement in good standing.

Hardshell Skarn, Arizona

The Company holds a 100% interest in the Hardshell Skarn property comprised of certain unpatented federal lode mining claims.

In October 2015, the Company signed an exploration and option agreement through its wholly-owned subsidiary FOBC LLC, with Arizona Mining Inc, to earn a 100% interest in the project by paying the Company a total of US$85,000 as follows: US$25,000 (received) upon execution of the agreement and US$60,000 (received) over the following three years. In 2017, Arizona Mining earned a 100% interest in the project under the agreement by accelerating and completing the required US$85,000 in cash payments. The Company retains a 2% NSR. AAR payments of US$5,000 commence on the first anniversary of the exercise of the option. After commencement of commercial production, the Company is due payments of US$5,000 or the royalty coming due that year, whichever is greater.

Greenwood Peak, Arizona

In November 2017, EMX executed an option agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) (LSE: Anto) whereby Antofagasta can earn a 100% interest in the Greenwood Peak project by: a) reimbursing EMX’s acquisition costs and making annual option payments, together totaling US$630,000 ($30,000 received), and b) completing US$4,500,000 in work expenditures within the five year option period.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (Continued)

Greenwood Peak, Arizona (Continued)

Antofagasta terminated its option to acquire the interest in the property in August, 2018 and the Company subsequently dropped the property.

Copper Springs, Arizona

On February 25, 2017, through BCE, the Company executed an option agreement for Copper Springs with Anglo American Exploration (USA), Inc. (“Anglo American”). Anglo American can earn a 100% interest in the project by: a) reimbursing holding and permitting costs and making annual option payments, together totaling US$447,000 ($132,000 received), and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. The royalty is not capped or purchasable, except over two parcels of Arizona State Land where Anglo American can buy a 0.5% NSR royalty from EMX for US$2,000,000. After exercise of the option, annual advanced minimum royalty (“AMR”) payments and milestone payments will be due to EMX.

Copper King, Arizona

In October 2016, the Company, through BCE, entered into an option agreement to sell the Copper King property for a combination of cash payments and work commitments. The agreement grants Kennecott the option to acquire a 100% interest in the property. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by (a) reimbursing holding costs and making option payments, together totaling US$504,314 (US$79,314 received), and (b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable.

After exercise of the option, AMR payments and milestone payments will be due to EMX.

Subsequent to the year ended December 31, 2018, the Company received a US$50,000 option payment.

Buckhorn Creek Property, Arizona

In February 2018, the Company executed an option agreement with Kennecott whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US$550,000, and b) completing US$4,500,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX. The Company also received US$30,000 ($38,615) as an execution payment to the agreement.

Superior West, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary BCE, for the Superior West project with Kennecott. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 (US$100,000 received in March 2016, US$100,000 received in January 2017, and US$100,000 received in March 2018 ) before the fifth anniversary of the agreement. For the execution payment, US$50,000 ($52,500) was applied against the Superior West capitalized costs, and the balance of US$99,187 was a direct reimbursement to the Company for holding costs to maintain the property in good standing. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000,000 to EMX.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Superior West, Arizona (continued)

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

On October 19, 2018, EMX received notice that Coeur was terminating its option to acquire the property.

Ophir, Utah

In October 2016, the Company completed the sale of five patented mining claims comprising its Ophir property in Utah, through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott. The terms of the sale include a cash payment of US$75,000 (received) to EMX at closing, with the Company retaining a 2% NSR royalty on the property.

Yerington West, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management (“BLM”). Yerington West is under an option agreement, dated September 24, 2009 originally with Entrée Gold Inc. ("Entrée"), and then with Mason (TSX: MNR) as a result of a 2017 "spin out" whereby Entrée transferred the Ann Mason project, which includes EMX's Yerington West property, into Mason. On December 19, 2018 Hudbay Minerals Inc. (“Hudbay”) announced the acquisition of Mason which includes EMX’s Yerington West property.

Under the agreement, Hudbay can earn up to an 80% interest in the project by a) incurring expenditures of $1,000,000, making cash payments of $140,000, and issuing 85,000 shares within three years (completed by Entrée), b) making aggregate advance royalty payments totaling $375,000, being US$50,000 per year between the fifth and seventh anniversaries (received), and $75,000 per year between the eighth and tenth anniversaries ($75,000 received during the year ended Dececmber 31, 2018); and (c) delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once the earn-in has been completed, EMX can convert its interest to a 2.5% NSR. Hudbay has the option to buy down 1.5% of the NSR for US$4,500,000.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States (continued)

Regional Strategic Alliance with South32

In November 2018, the Company, through its wholly-owned subsidiary BCE, entered into an agreement with South32 USA Exploration Inc, (“South32”), a wholly-owned subsidiary of South32 Limited. Pursuant to the agreement, which has an initial term of two years, South32 will fund EMX $800,000 per year to generate new prospects to be considered for acquisition as well as to fund the labor portion of work programs on early-stage projects, Alliance Exploration Projects (“AEP”). In addition, South32 will provide a minimum of $200,000 per year for new acquisition funding. South32 selected the Jasper Canyon, Sleeping Beauty, Dragon’s Tail, Lomitas Negras, and Midnight Juniper properties as the initial AEP’s for advancement under the alliance.

As projects advance, the Company will propose certain projects be selected as Designated Projects (“DP”). DP’s will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling $525,000 and completing $5,000,000 in exploration expenditures over a five year period.

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

In 2017, Koonenberry Gold Pty Ltd. (“KNB”) completed the earn-in requirements under the exploration and option Agreement between NQM and the Company, and elected to acquire EMX’s Koonenberry exploration licenses. KNB, a private Australian company, is the successor in interest to NQM under the agreement. The Company transferred its wholly-owned subsidiary, EMX Exploration Pty Ltd, the holder of the Koonenberry licenses, to KNB. EMX retains a 3% royalty on all future production from the Koonenberry licenses. As a result of the transaction, all of EMX’s interests in the Koonenberry gold project were converted to royalties. As a result of the sale, in the year ended December 31, 2017 the Company recorded a loss of $87,987 being the capitalized costs of the Koonenberry property and field equipment with a book value of $6,866 transferred to KNB at the time of sale.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Australia exploration licenses (Continued)

Kimberley Copper Project

The Kimberley Copper Project consists of two exploration licences, in Western Australia. On September 24, 2018 and amended in November 2018, the Company executed a share purchase agreement to sell the Kimberley Copper Project to Enfield Exploration Corporation (‘Enfield”). Pursuant to the agreement, Enfield will issue to EMX 500,000 shares and committed to raising US$1,000,000 for an initial drill test no later than March 31, 2019. Enfield also agreed to grant EMX with a graduated NSR royalty on the property, make AAR payments and issue an additional 1,750,000 shares upon achievement of certain milestones.

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

In September 2018, the Company received notice from L&M and its parent company E2 Metals of their intention to terminate the agreement. Subsequently, EMX elected not to exercise its right to take back the project or the shares of Hauraki. The agreement was effectively terminated in October 2018.

Turkey

The Company has acquired numerous exploration licenses in Turkey for which there are no specific spending commitments.

Akarca Property

Effective July 29, 2016, the Company entered into a share purchase agreement for the sale of AES Madencilik A.S. (“AES”), the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay snaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company.

The terms of the sale provide payments to EMX as summarized below (gold payments can be made as gold bullion or the cash equivalent):

  US$2,000,000 cash payment ($2,630,760) to EMX upon closing of the sale (received);
  500 ounces of gold every six months commencing February 2, 2017 up to a cumulative total of 7,000 ounces of gold. The Company received payments of US$601,825 and US$634,825 during the year ended December 31, 2017, and US$655,525 and US$608,114 during the year ended December 31, 2018, each representing the equivalent of 500 ounces of gold. The payments have been credited against accounts receivable. Receipt of these payments leaves a pre-production total of 5,000 ounces of gold (or the cash equivalent) to be paid to EMX;
  7,000 ounces of gold within 30 days after the commencement of commercial production from the Property provided that prior gold payments will be credited against this payment;
  250 ounces of gold upon production of 100,000 ounces of gold from the Property;
  250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the Property;

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Akarca Property (Continued)

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

Pursuant to the agreement, Çiftay has guaranteed the future payments of 2,500 ounces of gold, or cash equivalent. As at December 31, 2018, the Company has recorded a receivable of $902,991 (including $167,427 of accreted interest income) related to the remaining guaranteed payment. The Company used a long term gold price of US$1,325 per ounce and due to the short term nature of the remaining guaranteed payments, a discount rate of 0%.

The sale of AES resulted in a gain of $6,683,560, resulting from proceeds of $6,737,452, less the net assets of AES of $53,892 which is included in the gain on acquisition and sale of exploration and evaluation assets for the year ended December 31, 2016.

Sisorta Property

Effective July 1, 2016, the Company entered into a share purchase agreement for the sale of EBX Madencilik A.S. (“EBX”), a wholly-owned subsidiary that controlled the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company.

The agreement provides for Bahar's staged payments to EMX as summarized below:

  US$250,000 cash payment ($332,969) to EMX upon closing of the sale (received).
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

Balya Property

EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006. During the year ended December 31, 2018, the Company received the 2017 annual royalty payment totalling US$121,075 less applicable taxes of US$18,469. The AMR’s and net royalty payments have been included in Royalty income.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

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

Golcuk Transfer and Royalty Agreement

On July 17, 2012, amended on January 29, 2013, and November 8, 2016, the Company entered into an agreement with Pasinex Resources Limited (“PRL”) to transfer a 100% interest in the Golcuk property in exchange for PRL issuing shares to the Company as follows,

  500,000 PRL shares on the initial issuance date (received during the year ended December 31, 2013 and valued at $27,500 or $0.055 per share);
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

In addition to the transfer of shares, PRL will then pay the Company a 2.9% NSR royalty from production. PRL may pay the first minimum royalty payment by delivering 664,483 common shares in the capital of PRL to EMX on or before November 30, 2016 (received valued at $79,738). PRL has the option of purchasing 0.9% of the royalty for US$1,000,000 prior to the 6th anniversary of the effective date of the agreement. In 2017 EMX received 224,150 shares of PRL and US$49,204 in cash for the advance royalty payment due in September 2017.

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

Tumad's payment and drill requirements have not been met and Tumad terminated the agreement in 2017, and has returned the property to 100% EMX control.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Turkey (continued)

Aktutan Property

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that include a 4% uncapped NSR and AAR payments. During the year ended December 31, 2017, EMX received two advanced royalty payments on its Aktutan property for $261,473 (US$200,000) from Dedeman. The 2018 AAR payment has been amended and is due by March 31, 2019.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the year ended December 31, 2018, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Scandinavia	USA								Turkey	Australia and New Zealand	Other	Total
		Kennecott Exploration		Anglo American		Antofagasta	South 32	Other USA	Total
Administration Cost	$142,212	$166		$-		$621	$281	$237,631	$238,699	$145,471	$28,814	$645	$555,841
Assays	58,853	-		-		1,374	-	34,313	35,687	15,153	-	-	109,693
Drilling / Trenching	-	3,369		-		286,199	-	-	289,568	-	-	-	289,568
Land and Legal	110,466	-		-		-	-	185,568	185,568	25,386	18,153	2,846	342,419
Logistics	572,789	3,891		-		40,864	27,855	123,578	196,188	-	4,092	-	773,069
Personnel	736,017	33,839		1,105		56,141	75,704	1,745,051	1,911,840	113,473	121,785	11,887	2,895,002
Property Cost	150,476	9,764		16,512		1,296	25,763	690,686	744,021	13,372	52,307	-	960,176
Professional Services	21,976	-		-		-	131	11,285	11,416	164,294	27,463	15,301	240,450
Share Based Payments	222,860	-		-		-	-	460,414	460,414	62,638	31,394	11,667	788,973
Technical Studies	539,080	3,602		-		-	14,244	770	18,616	73,143	133,572	21,901	786,312
Travel	173,315	-		23		-	1,306	174,686	176,015	15,965	29,315	5,555	400,165
Total Expenditures	2,728,044	54,631		17,640		386,495	145,284	3,663,982	4,268,032	628,895	446,895	69,802	8,141,668
Recoveries	(1,194,456)	(41,590)		(16,842)		(414,942)	(386,569)	221,790	(638,153)	-	-	-	(1,832,609)
Operator Fees	(68,911)	(4,160)		-		(28,631)	(8,605)	-	(41,396)	-	-	-	(110,307)
Option Payments & Shares Received	-	(168,450)		(51,831)		-	-	-	(220,281)	-	-	-	(220,281)
Other Property Income	(13,667)	-		-		(12,141)	(3,253)	-	(15,393)	-	(317)	-	(29,377)
Total Recoveries	(1,277,034)	(214,200)		(68,673)		(455,714)	(398,427)	221,790	(915,223)	-	(317)	-	(2,192,574)
Net Expenditures	$1,451,010	$(159,569	) $	(51,033	) $	(69,219)	$(253,143)	$3,885,772	$3,352,809	$628,895 $	446,578 $	69,802	$5,949,094

During the year ended December 31, 2018, the Company:

  Recovered or accrued $1,194,456 in exploration expenditures and $68,911 in operator fees from BMC and South32 related to activities in Sweden;
  Received a $38,874 (US$30,000) execution payment related to an exploration and option to purchase agreement for the Buckhorn Creek project with Kennecott;
  Received a $64,790 (US$50,000) anniversary payment related to an exploration and option to purchase agreement for the Buckhorn Creek project with Kennecott,
  Received a $64,790 (US$50,000) anniversary payment related to an exploration and option to purchase agreement for the Copper King project with Kennecott, and
  Received a $51,832 (US$40,000) anniversary payment related to an exploration and option to purchase agreement for the Copper Springs project with Anglo American.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

9. EXPLORATION AND EVALUATION ASSETS (Continued)

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

During the year ended December 31, 2017, the Company:

  Received or accrued $239,088 in expenditures recovered from BMC in Sweden;
  Received 3,000,000 common shares of Sienna valued at $750,000;
  Received a $65,368 (US$50,000) option payment related to an exploration and option to purchase agreement for the Copper King project with Kennecott;
  Received as part of the Copper Springs option agreement with Anglo American, US$82,000 ($106,436) as reimbursement of previously paid land holding costs; and
  Recorded an option payment from Pasinex pursuant to a property agreement on the Company’s Golcuk property for the equivalent to 75 ounces of gold in the form of $61,805 (US$49,204) cash and 224,150 shares of Pasinex valued at $60,521

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

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

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

10. ROYALTY INTERESTS

Changes in royalty interest for the years ended December 31, 2018, 2017 and 2016:

Balance as at December 31, 2015	$28,798,980
Adjusted for:
Acquisition	145,000
Depletion	(2,163,221)
Cumulative translation adjustments	(949,607)
Balance as at December 31, 2016	$25,831,152
Adjusted for:
Depletion	(2,282,276)
Cumulative translation adjustments	(1,605,133)
Balance as at December 31, 2017	$21,943,743
Adjusted for:
Depletion	(1,732,270)
Impairment of royalty interest	(7,256,340)
Cumulative translation adjustments	1,391,270
Balance as at December 31, 2018	$14,346,403

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following royalty properties:

-	Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

-	East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

-

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the year ended December 31, 2018 $2,131,947 (2017 - $2,857,927, 2016 - $2,227,322) in royalty income was included in operations offset by a 5% direct gold tax and depletion which is applied only against the Carlin Trend Royalty Claim Block components of royalty income.

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

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim Block, expected long term gold prices to be realized, foreign exchange, and interest rates. As a result, periodically the Company revises its estimated annual gold production over the expected mine life and adjusts its long term gold price.

As a result of an update to the estimated future royalty ounces expected from the Leeville royalty, the Company re-evaluated the carrying value of the royalty. As a result of this review, the Company recorded an impairment charge of $7,256,340 (2017 - $Nil, 2016 - $Nil). The recoverable amount of $14,346,403 was determined using a discounted cash flow model in estimating the fair value less costs of disposal. Key assumptions used in the cash flow forecast were: an 11 year mine life, a long term gold price of US$1,302 and a 5% discount rate.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2018	December 31, 2017
Sweden - various properties	$12,493	$12,625
Turkey - various properties	6,123	5,669
U.S.A - various properties	424,983	497,454
Total	$443,599	$515,748

12. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the years ended December 31, 2018, 2017 and 2016:

Balance as at December 31, 2015	$6,501,886
Adjusted for:
Impairment charge	(1,518,328)
Cumulative translation adjustments	(230,234)
Balance as at December 31, 2016	$4,753,324
Adjusted for:
Impairment charge	(2,709,239)
Cumulative translation adjustments	(223,778)
Balance as at December 31, 2017	$1,820,307
Adjusted for:
Impairment charge	(1,879,356)
Cumulative translation adjustments	59,049
Balance as at December 31, 2018	$-

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same Cash Generating Unit (“CGU”) are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. Goodwill has been written down in conjunction with the decline of $1,879,356 (2017 - $2,709,239, 2016 - $1,518,328) of the related deferred income tax liability.

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	December 31, 2018	December 31, 2017
U.S.A.	$456,226	$808,905
Sweden	159,443	-
Total	$615,669	$808,905

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

14. CAPITAL STOCK

Authorized

As at December 31, 2018, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the year ended December 31, 2018, the Company:

  Issued 21,084 shares valued at $23,825 pursuant to an employment and consulting agreement of which the full amount has been included in exploration expenditures for the year ended December 31, 2017 and recorded as a commitment to issue shares.

  Issued 204,963 shares valued at $266,452 pursuant to an incentive stock grant program to employees of the Company of which $166,476 has been included in exploration expenditures.

  Issued 192,500 shares valued at $186,100 pursuant to the exercise of stock options.

  Issued 381,321 shares valued at $602,487 or $1.58 per share pursuant to a credit facility (Note 8).

During the year ended December 31, 2017, the Company:

  Completed a non-brokered private placement raising $7,000,000 by the issuance of 5,000,000 units at a price of $1.40 per Unit. Each Unit was comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for $2.00 until April 12, 2019.

  The Company paid finder’s fees totaling $356,986. Included in this amount was 246,604 Units (6% of the Units sold to investors introduced by finders) valued at $345,246 and $11,740 in cash. The Units paid as finders fees included the same terms as the private placement Units.

  Pursuant to the Company’s accounting policy, the gross proceeds of the private placement were allocated using a residual value method with respect to the measurement of shares and warrants issued as private placement units. This resulted in $6,200,000 recorded as share capital and $800,000 being allocated to reserves. For the finder’s fees paid in Units, $305,789 was allocated to share capital and $39,457 being allocated to reserves.

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

  Issued 245,000 (2016 - 140,000; 2015 – 163,000) shares valued at $279,300 (2016 - $166,600; 2015 – $233,950) pursuant to an incentive stock grant program to employees of the Company. The shares issued for 2016 and 2015 were applied against commitment to issue shares as they related to prior period accruals.

  Issued Nil (2016 - 250,000; 2015 – Nil) shares valued at $Nil (2016 - $145,000; 2015 - $Nil) pursuant to a purchase agreement for the Maggie Creek and Afgan royalties.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

14. CAPITAL STOCK (Continued)

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the year ended December 31, 2018, 2017 and 2016 , the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at December 31, 2015	5,428,500	$1.67
Granted	1,277,500	1.30
Exercised	(165,000)	0.77
Expired	(1,729,500)	2.66
Balance as at December 31, 2016	4,811,500	1.24
Granted	1,472,500	1.20
Exercised	(75,000)	1.14
Forfeited	(961,500)	1.97
Balance as at December 31, 2017	5,247,500	1.10
Granted	1,810,000	1.32
Exercised	(192,500)	0.97
Forfeited	(122,500)	1.10
Balance as at December 31, 2018	6,742,500	$1.16

Number of options exercisable as at December 31, 2018	6,730,000	$1.16

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2018:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date

April 25, 2014	1,167,500	1,167,500	1.20	April 25, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019
June 8, 2015	1,065,000	1,065,000	0.66	June 8, 2020
October 18, 2016	1,200,000	1,200,000	1.30	October 18, 2021
August 28, 2017	1,440,000	1,440,000	1.20	August 28, 2022
July 20, 2018*	1,640,000	1,627,500	1.30	July 20, 2023
September 20, 2018	75,000	75,000	1.42	September 20, 2023
November 28, 2018	75,000	75,000	1.57	November 28, 2023
December 14,2018	20,000	20,000	1.42	December 14, 2023

Total	6,742,500	6,730,000

*25,000 Options granted for investor relations services vest 25% every 3 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.80 years (2017 – 3.10 years).

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

14. CAPITAL STOCK (Continued)

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan (“RSUs”). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company’s Board of Directors at the time of grant.

Expiry Date	December 31, 2017	Granted	Vested	Expired/Cancelled	December 31, 2018
December 31, 2019	312,500	-	-	-	312,500
December 31, 2020	-	312,500	-	-	312,500

Share-based Payments

During the year ended December 31, 2018, the Company recorded aggregate share-based payments of $1,820,724 (2017 - $1,415,639, 2016 - $970,796) as they relate to the fair value of stock options granted or vested during the period and the fair value of incentive stock grants. Share-based payments for the years ended December 31, 2018 , 2017 and 2016 are allocated to expense accounts as follow:

	General and
	Administrative	Exploration
Year ended December 31, 2018	Expenses	Expenditures	Total
Shares issued for services	$99,975	$166,477	$266,452
RSU's vested	164,313	-	164,313
Fair value of stock options granted	767,463	622,496	1,389,959
	$1,031,751	$788,973	$1,820,724

	General and
	Administrative	Exploration
Year ended December 31, 2017	Expenses	Expenditures	Total
Shares issued for services	$85,500	$272,990	$358,490
Commitment to issue shares	-	23,825	23,825
RSU's vested	27,575	-	27,575
Fair value of stock options granted	562,979	442,770	1,005,749
	$676,054	$739,585	$1,415,639

	General and
	Administrative	Exploration
Year ended December 31, 2016	Expenses	Expenditures	Total
Commitment to issue shares	$27,462	$-	$27,462
Fair value of stock options granted	440,477	502,857	943,334
	$467,939	$502,857	$970,796

The weighted average fair value of the stock options granted during the year ended December 31, 2018 was $0.78 per stock option (2017 - $0.70, 2016- $0.74) . The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Risk free interest rate	2.09%	1.53%	0.73%
Expected life (years)	5	5	5
Expected volatility	69.93%	70.81%	69.80%
Dividend yield	-	-	-

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

14. CAPITAL STOCK (Continued)

Warrants

During the year ended December 31, 2018, 2017 and 2016 , the changes in warrants outstanding is as follow:

		Weighted Average
	Number	Exercise Price

Balance as at December 31, 2016	-	$-
Issued	2,623,306	2.00
Balance as at December 31, 2017 and 2018	2,623,306	$2.00

The following table summarizes information about the warrants which were outstanding and exercisable at December 31, 2018:

	Number of Warrants	Exercise Price	Expiry Date

Private placement, April 12, 2017	2,500,004	$2.00	April 12, 2019
Finders warrants, April 12, 2017	123,302	$2.00	April 12, 2019
Total	2,623,306

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2018	Salary or Fees	Payments	Total
Management	$2,692,782	$570,455	$3,263,237
Outside directors *	1,512,752	248,399	1,761,151
Seabord Services Corp.	433,971	-	433,971
Total	$4,639,505	$818,854	$5,458,359

		Share-based
For the year ended December 31, 2017	Salary or Fees	Payments	Total
Management	$733,244	$361,865	$1,095,109
Outside directors *	149,882	226,614	376,496
Seabord Services Corp.	357,600	-	357,600
Total	$1,240,726	$588,479	$1,829,205

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
Management	$803,033	$215,933	$1,018,966
Outside directors *	151,228	167,534	318,762
Seabord Services Corp.	357,600	-	357,600
Total	$1,311,861	$383,467	$1,695,328

* Directors fees include US$5,000 per month and a US$1,000,000 discretionary bonus (Note 16) paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent directors.

Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

15. RELATED PARTY TRANSACTIONS (Continued)

Included in accounts payable and accrued liabilities at December 31, 2018 and 2017 are as follows:

Related Party Assets and Liabilities	Service or Term	December 31, 2018	December 31, 2017
Amounts due to:
David M. Cole, President and CEO	Salary and bonus accrual	$1,501,003	$7,177
Christina Cepeliauskas, CFO	Bonus and expense reimbursement	238,425	-
Jan Steiert, Chief Legal Officer	Salary and bonus accrual	238,526	23
Directors	Fees and bonus accruals	1,387,413	23,852
Seabord Services Corp.	Expense reimbursement	(362)	(307)
		$3,365,005	$30,744

Included in amounts due to related parties for the year ended December 31, 2018 was $3,339,365 for dicrestionary success bonuses paid in fiscal 2019 (Note 16).

16. DISCRETIONARY BONUSES

Discretionary bonuses were awarded to management and staff totaling $5,224,284 in respect of their seven years of effort to monetize the Company’s investment in IGC. Prior to the Malmyzh sales transaction, EMX’s management had developed a bonus plan for strategic investments whereby a percentage of the after-tax profits of an individual investment could be paid as a bonus.

17. NET INCOME (LOSS) PER SHARE

Net income (loss) per share, calculated on a basic and diluted basis, is as follows:

Year ended	December 31, 2018	December 31, 2017	December 31, 2016

Net income (loss)	$62,117,601	$(7,393,384)	$(2,683,482)
Weighted average number of common shares outstanding - basic	79,979,320	78,002,082	73,874,415
Dilutive effect of stock options and warrants outstanding	674,154	-	-
Weighted average number of common shares outstanding - diluted	80,653,474	78,002,082	73,874,415

Basic earnings (loss) per share	$0.78	$(0.09)	$(0.04)
Diluted earnings (loss) per share	$0.77	$(0.09)	$(0.04)

18. INCOME TAXES

Deferred Income Tax Asset and Liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets and liabilities as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Royalty interest	$(1,689,673)	$(4,159,013)	$(8,090,497)
Tax loss carryforwards	3,203,640	2,261,886	3,212,368
Other	90,071	76,820.00	124,805
Total	$1,604,038	$(1,820,307)	$(4,753,324)

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

18. INCOME TAXES (Continued)

As at December 31, 2018, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	December 31, 2018	December 31, 2017	December 31, 2016	Expiry Date Range
Tax loss carryforwards	$47,199,000	$42,094,000	$39,318,000	2019-2038
Exploration and evaluation assets	595,000	1,485,000	2,137,000	No expiry
Other	19,192,000	10,425,000	11,371,000	No expiry

Income Tax Expense

	December 31, 2018	December 31, 2017	December 31, 2016
Current tax expense	$ -	$ -	$ -
Deferred tax recovery	(3,683,267)	(2,489,902)	(1,439,332)
	$ (3,683,267)	$ (2,489,902)	$ (1,439,332)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.00% (2017 – 27%; 2016 – 26%) as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Expected income tax (recovery)	$15,777,270	$(2,569,654)	$(886,149)
Effect of lower tax rates in foreign jurisdictions	(22,238,500)	(1,534,592)	(474,971)
Permanent differences	1,332,325	1,007,427	1,010,562
Change in unrecognized deductible temporary differences and other	1,627,494	260,595	(1,428,442)
Foreign exchange	(181,856)	346,322	339,668
Total	$(3,683,267)	$(2,489,902)	$(1,439,332)

19. SEGMENTED INFORMATION

The Company operates within the resource industry. At December 31, 2018 and 2017, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2018	December 31, 2017
Sweden	$437,755	$437,755
Turkey	232,547	232,547
U.S.A	942,599	1,171,664
Total	$1,612,901	$1,841,966

PROPERTY AND EQUIPMENT	December 31, 2018	December 31, 2017
Sweden	$30,519	$26,159
U.S.A	435,020	424,119
Total	$465,539	$450,278

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

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

As at December 31, 2018, the Company had working capital of $88,902,976 ( December 31, 2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Sprott Private Resource Lending (Collector), LP– US$5,000,000

In May of 2018, the Company entered into a credit facility agreement with Sprott providing the Company with a US$ 5,000,000 senior secured credit facility (“Credit Facility”). The loan made under the Credit Facility would have matured on May 2, 2019 and carried an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$100,000, and legal fees of $69,402. The Credit Facility is covered by a general security agreement against the Company’s assets. Using an annual effective interest rate of 15.36%, the Company recorded interest expense of $495,578 (US$ 380,789), and made $394,775 in payments including interest and principal. The loan was fully repaid in November 2018 and the Company recorded a loss on early settlement of $102,681 (US$78,370).

In October 2018 EMX’s former investment in associated entity, IGC (Note 8) notified EMX that the sale of the Malmyzh project for US$200 million has closed. For its 39.99% interest in IGC at the time of sale transaction on a fully diluted basis, the Company has received its initial cash distribution of $84,246,645. A second cash distribution to the Company of $5,450,764 (US$4 million) is expected within 12 months from the initial sale date upon the remaining funds being released from escrow pending any warranty claims.

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

As at December 31, 2018, there were no changes in the levels in comparison to December 31, 2017. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$624,559	$-	$911,477	$1,536,036
Strategic Investments	32,738	-	-	32,738
Settlement receivables	-	902,991	-	902,991
Total	$657,297	$902,991	$911,477	$2,471,765

The carrying value of receivables (excluding settlement receivables), accounts payable and accrued liabilities, advances from joint venture partners, and note payable approximate their fair value because of the short-term nature of these instruments.

Settlement receivables, including both long and current portions relate to the sale of certain Turkish subsidiaries were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The Company’s investment in IGC does not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on IGC’s unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The process of estimating the fair value of IGC is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of the investment.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuation in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2018 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $150,000.

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

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia, Norway, and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

20. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, loans receivable, accounts payable and accrued liabilities, and loans payable to foreign exchange risk as at December 31, 2018 is as follows:

Accounts	US dollars
Cash and cash equivalents	$62,065,449
Restricted cash	390,457
Trade receivables	4,449,430
Settlement recceivables	662,500
Accounts payable and accrued liabilities	(3,932,765)
Advances from joint venture partners	(334,721)
Net exposure	$63,300,351
Canadian dollar equivalent	$86,278,758

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at December 31, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $8,600,000 in the Company’s pre-tax profit or loss.

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2018	December 31, 2017
Cash	$85,979,058	$3,354,109
Short-term deposits	196,273	179,502
Total	$86,175,331	$3,533,611

The short-term deposits are used as collateral for the Company’s credit cards.

Changes in non-cash working capital

	Year ended	Year ended	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Accounts receivable	$1,280,519	$1,908,945	$(6,343)
Prepaid expenses	13,071	(16,698)	3,848
Accounts payable and accrued liabilities	4,981,296	172,600	(86,317)
Advances from joint venture partners	(193,236)	467,544	203,536
	$6,081,650	$2,532,391	$114,724

The significant non-cash investing and financing transactions during the year ended December 31, 2018 included:

a.	Recorded a loss through accumulated other comprehensive income of $49,108 related to the fair value adjustments on FVTPL investments;
b.	Adjusted reserves and investment in associated companies for $246,718 related to share-based payments made by an associated company;
c.

Adjusted non-current assets and liabilities for $1,208,463 related to cumulative translation adjustments (“CTA”), of which $1,391,270 relates to CTA gain on royalty interest, $59,049 relates to CTA gain on goodwill, $258,922 relates to a CTA loss on deferred tax liability and $17,066 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency;

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

21. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

d.	Included in the investment in IGC is $483,515 (US$370,000) for the value of shares received from IGC as part of a loan fee (Note 8);
e.	Reclass of $90,254 from reserves to share capital for options exercised;
f.	Reclass of $23,825 from commitment to issue shares to share capital for shares issued during the period;
g.	Issued 381,321 shares valued at $602,487 or $1.58 per share pursuant to a credit facility (Note 8); and
h.	Reclass of $911,477 from Investment in an associated entity to FVTPL related to the derecognition of IGC as an associated entity (Note 4 and 8).

The significant non-cash investing and financing transactions during the year ended December 31, 2017 included:

a.	Recorded a gain through accumulated other comprehensive income of $609,733 related to the fair value adjustments on AFS financial instruments;
b.

Adjusted non-current assets and liabilities for $1,424,814 related to CTA, of which $1,605,133 relates to CTA loss on royalty interest, $223,778 relates to CTA loss on goodwill, $443,115 relates to a CTA gain on deferred tax liability and $39,018 relates to CTA loss in the net assets of a subsidiary with a functional currency different from the presentation currency;

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
d.

Adjusted non-current assets and liabilities for $862,335 related to CTA, of which $949,607 relates to CTA loss on royalty interest, $230,234 relates to CTA loss on goodwill, $309,230 relates to a CTA gain on deferred tax liability and $8,276 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency; and

e.	Recorded the movement of $1,605,466 from a convertible loan to an investment in associated company upon conversion of the loan (Note 8).

22. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the year ended December 31, 2018,

a)

The Company acquired 4,808,770 common shares of Norra Metals Corp. ("Norra") (TSX-V: NORA), representing a 9.9% equity stake in Norra pursuant to the sale of the Bleikvassli, Sagvoll and Meråker projects in Norway, and the Bastuträsk project in Sweden. The Company will retain a 3% NSR royalty on the projects. EMX has also been granted a 1% NSR royalty on Norra’s Pyramid project in British Columbia.

b)

The Company executed an exploration and option agreement for the Røstvangen property and Vakkerlien property in Norway with Playfair Mining Ltd. ("Playfair") (TSX-V: PLY). The agreement provides EMX with immediate share equity in Playfair, and upon Playfair's completion of the option terms and other consideration, a 9.9% interest in Playfair, a 3% NSR royalty on the projects, and advance royalty payments. Pursuant to the agreement, Playfair can

EMX ROYALTY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Year Ended December 31, 2018

22. EVENTS SUBSEQUENT TO THE REPORTING DATE (Continued)

earn a 100% interest in the project by the issuance of 3,000,000 common shares to EMX and performance of certain work during the option period.

c)	The Company received total proceeds of $554,520 from the exercise of 475,100 stock options.