Form 40-F
period 2019-12-31
EMX Royalty Corp
filed 2020-03-31
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 001-35404

EMX ROYALTY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1000	98-102691
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
Suite 501 - 543 Granville Street
Vancouver, British Columbia, Canada V6C 1X8
(604) 688-6390
(Address and Telephone Number of Registrant's Principal Executive Offices)
DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 1600 Seattle, Washington 98104 (206) 903-5448	Copies to: Kimberley R. Anderson Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104-7043 (206)903-8803
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	EMX	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2019, 82,554,760 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.              ☒  Yes                            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒  Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
  ☐    Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

EMX Royalty Corporation (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the documents incorporated by reference in this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F, including the Exhibits attached hereto incorporated by reference herein, may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

◾ the Company's ability to achieve production at any of its mineral properties;

◾ estimated capital costs, operating costs, production and economic returns;

◾ estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

◾ the Company's expected ability to develop adequate infrastructure at a reasonable cost;

◾ assumptions that all necessary permits and governmental approvals will be obtained;

◾ assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

◾ the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

◾ the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

◾ uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

◾ uncertainty of estimates of capital costs, operating costs, production and economic returns;

◾ uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

◾ risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

◾ risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

◾ risks related to the third parties on which the Company depends for its exploration and development activities;

◾ dependence on cooperation of joint venture partners in exploration and development of properties;

◾ credit, liquidity, interest rate and currency risks;

◾ risks related to market events and general economic conditions;

◾ uncertainty related to inferred mineral resources;

◾ risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

◾ risks related to lack of adequate infrastructure;

◾ mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

◾ the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

◾ commodity price fluctuations;

◾ risks related to governmental regulation and permits, including environmental regulation;

◾ risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

◾ uncertainty related to title to the Company's mineral properties;

◾ uncertainty as to the outcome of potential litigation;

◾ risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

◾ increased competition in the mining industry;

◾ the Company's need to attract and retain qualified management and technical personnel;

◾ risks related to hedging arrangements or the lack thereof;

◾ uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

◾ risks related to the integration of potential new acquisitions into the Company's existing operations;

◾ risks related to unknown liabilities in connection with acquisitions;

◾ risks related to conflicts of interest of some of the directors of the Company;

◾ risks related to global climate change;

◾ risks related to global pandemics and the spread of other viruses or pathogens;

◾ risks related to adverse publicity from non-governmental organizations;

◾ risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

◾ uncertainty as to the Company's PFIC status;

◾ uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

◾ uncertainty as to the Company's ability to reestablish the adequacy of internal control over financial reporting; and

◾ risks related to regulatory and legal compliance and increased costs relating thereto.

Note: consider some of the following factors that specifically relate to royalties:

  the ongoing operation of the properties in which the Registrant holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice;
  the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and
  no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.3 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and they are also subject to auditing standards issued by SEC / Public Company Accounting Oversight Board ("PCAOB") independence standards. The Company's financial statements may not be comparable to financial statements of United States companies. Since the Company has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the close rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.2988 = US$1.00.

RESOURCE AND RESERVE ESTIMATES

Certain documents filed as Exhibits to this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in such Exhibit documents have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System (the "CIM") - CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure:  (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (e) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "Commission"), and resource information contained in the Exhibit documents may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves."  Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The Commission's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the Commission.  U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute "reserves" by Commission standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the Commission, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under Commission standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

ANNUAL INFORMATION FORM

The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2019 (the "AIF") is filed as Exhibit 99.1 to this Annual  Report on Form 40-F and is incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2019 is filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2019 and 2018, including the notes thereto, together with the report of the Independent Registered Public Accounting Firm thereon (the "Financial Statements") are filed as Exhibit 99.3 to this Annual Report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of The Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.  Holders of the Company's common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form-40F, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, because of a certain weakness in internal control over financial reporting discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that EMX's internal control over financial reporting was not effective as at December 31, 2019 as a result of the material weakness described below.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified: ineffective review processes over period end financial disclosure and reporting including documentation of GAAP disclosure and reporting reviews supporting the financial reporting process.

The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.

Management's Remediation Initiatives

In 2019, we hired an independent third-party Sarbanes-Oxley consultant to assist with our internal controls.  That consultant will continue to work with us to remediate the identified weakness and further enhance our internal controls.  The remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.  We are still evaluating the required actions to remediate the material weakness.  The weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.8 to this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this Annual Report, no changes occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 Company, and the NYSE American LLC ("NYSE American"). EMX's common shares without par value ("Common Shares") are traded on the TSX-V and the NYSE American under the symbol "EMX".

The Company's board of directors (the "Board") consists of the following individuals:  Brian E. Bayley, David M. Cole, Brian K. Levet, Larry Okada and Michael D. Winn.  The Board has determined that Messrs. Bayley, Levet, and Okada are "independent directors" under Section 803A of the NYSE American Company Guide (the "Company Guide").

The Board is responsible for the Company's Corporate Governance policies and has separately designated standing Audit, Compensation and Corporate Governance & Nominating Committees. The Board has determined that all the members of the Compensation, Corporate Governance and Nominating, and Audit Committees are independent, based on the criteria for independence prescribed by section 303A.02 of the NYSE Listed Company Manual. A copy of the mandate of the Board and the charters for the Audit Committee, the Compensation Committee and the Corporate Governance Committee are available for viewing on the Company's website at https://www.emxroyalty.com/corporate/governance/.

Compensation Committee

Compensation of the Company's CEO and all other officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company's CEO cannot be present during the Compensation Committee's deliberations or vote on the CEO's compensation.

The Compensation Committee is composed of Messrs. Levet (Chair), Bayley and Okada, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the rules of the NYSE American.

The Company's Compensation Committee Charter is available for viewing on the Company's website at: https://www.emxroyalty.com/corporate/governance/compensation-committee-charter/.

Corporate Governance & Nominating Committee

Corporate Governance & Nominating Committee is comprised of Messrs. Bayley (Chair), Levet and Okada. The Corporate Governance and Nominating Committee's responsibilities include: recommending governance principles and policies related to overall corporate governance of the organization; and evaluating the Board independence, expertise, experience, personal qualities and ability to make the necessary time commitments in light of the opportunities and risks facing the Company; and identifying potential nominees to the Board; assessing the effectiveness of the directors and the various committees of the Board and the composition of same; discharging responsibilities regarding the compensation of non-executive members of the Board; developing

The Company's Corporate Governance & Nominating Committee Charter is available for viewing on the Company's website at: https://www.emxroyalty.com/corporate/governance/corporate-governance-committee-charter/.

AUDIT COMMITTEE

Composition and Responsibilities

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act.  As of the date of this Annual Report, the Company's Audit Committee is comprised of Messrs. Bayley, Levet and Okada, each of whom, in the opinion of the Corporation's Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

Audit Committee Financial Experts

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  In addition, the Board has determined that the Audit Committee's chairman, Mr. Okada, is an "audit committee financial expert" within the meaning of the rules of the Commission.

The information provided on Schedule A to the AIF, which includes the Audit Committee charter, and the information provided on Schedule B to the AIF, which includes certain Audit Committee matters, are hereby incorporated by reference herein.  The full text of the Audit Committee Charter is set forth in The Company's Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F - Also is available for viewing on the Company's website at:

https://www.emxroyalty.com/corporate/governance/audit-committee-charter/.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The total fees billed to the Company for professional services rendered by the Company's principal accountants for the years ended December 31, 2019 and 2018 are as set forth on Schedule B to the AIF, under the heading "External Auditor Service Fees (By Category)," which is hereby incorporated by reference herein.

PRE-APPROVAL POLICIES AND PROCEDURES

The information provided on Schedule A to the AIF, and the information on Schedule B to the AIF under the heading "Pre-Approval Policies and Procedures," are hereby incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2019, the Company's known contractual obligations, aggregated by type of contractual obligation as set forth below:

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that meets the definition of a "code of ethics" set forth in this Annual Report on Form 40-F; and that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is available for viewing on EMX's website at https://www.emxroyalty.com/corporate/governance/code-of-business-conduct-and-ethics/ , and is available in print to any shareholder who requests it, without charge, upon request from the Company's Corporate Secretary at (604) 688-6390.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with The Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to the same if the interest is material.

If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on EMX's website, which may be accessed at www.emxroyalty.com.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company's common shares are listed on the NYSE American LLC ("NYSE American").  Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to the Company Guide is set forth below.

Corporate Governance Committee.

Section 804 of the NYSE American company guide generally requires that a listed company's board nominations must be either selected, or recommended for the board's selection, by a nominating committee comprised solely of independent directors or by a majority of the independent directors.  The Company's Corporate Governance Committee is currently comprised of Messrs. Bayley, Levet and Okada.

Quorum for Shareholders' Meetings.

Section 123 of the NYSE American company guide recommends that a listed company's bylaws provide for a quorum of not less than 33-1/3 % of such company's shares issued and outstanding and entitled to vote at a meeting of shareholders.  The Company's articles of incorporation (which are the equivalent of bylaws under the Company's home country law) generally provide that, subject to special rights and restrictions attached to any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in person or represented by proxy.

Proxy Delivery.

The NYSE American company guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to Commission proxy rules.  The Company is a "foreign private issuer" under Rule 3b-4 of the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements.

The NYSE American company guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20 percent or more of presently outstanding shares for less than the greater of book or market value of the shares.  The Company may seek a waiver from NYSE American's shareholder approval requirements in circumstances where the securities issuance would not trigger such a requirement under British Columbia law or under the rules of the TSX Venture Exchange, on which the Company's common shares are also listed.

MINE SAFETY DISCLOSURE

None.

UNDERTAKING

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, March 30, 2020

By:

/s/ David M. Cole
Name: David M. Cole
Title: President and Chief Executive Officer

Date:  March 30, 2020

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2019

99.2	Management's Discussion and Analysis for the year ended December 31, 2019

99.3

Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2019 and 2018, including the notes thereto, together with the report of the independent auditors thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm.

99.9	Consent of Eric Jensen

99.10	Consent of David Jonson

99.11	Consent of Michael P. Sheehan

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document