Form 40-F
period 2020-12-31
EMX Royalty Corp
filed 2021-03-31
CIK 1285786

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission file number: 001-35404

EMX ROYALTY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1000	98-102691
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 501 - 543 Granville Street
Vancouver, British Columbia, Canada V6C 1X8
(604) 688-6390
(Address and Telephone Number of Registrant's Principal Executive Offices)

DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 1600 Seattle, Washington 98104 (206) 903-5448	Copies to: Kimberley R. Anderson Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104-7043 (206) 903-8803
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	EMX	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2020, 84,677,831 common shares of the Registrant were issued and outstanding.

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
  ☐    Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

EXPLANATORY NOTE

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the close rate of exchange of Canadian dollars into United States dollars as quoted by the Bank of Canada was CAD$1.2732 = US$1.00.

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "Commission"), and resource information contained in the Exhibit documents may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves."  Under U.S. standards as set forth in Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The Commission's Industry Guide 7 disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the Commission.  U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, under Industry Guide 7 the Commission normally only permits issuers to report mineralization that does not constitute "reserves" by Commission standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves" are also not the same as those of Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

On October 31, 2018, the SEC adopted a final rule ("S-K 1300") that will replace Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101. As an MJDS filer, the Company will not be required to comply with S-K 1300.

ANNUAL INFORMATION FORM

The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2020 (the "AIF") is filed as Exhibit 99.1 to this Annual  Report on Form 40-F and is incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2020 is filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2020 and 2019, including the notes thereto, together with the report of the Independent Registered Public Accounting Firm thereon (the "Financial Statements") are filed as Exhibit 99.3 to this Annual Report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.  Holders of the Company's common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form-40F, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that EMX's internal control over financial reporting was effective as at December 31, 2020.

Davidson & Company LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in their report which appears herein.

 Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2020 has been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.3 to this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this Annual Report, management made significant updates and improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 Company, and the NYSE American LLC (“NYSE American”); and the Frankfurt Stock Exchange. EMX’s common shares without par value (“Common Shares”) are traded on the TSX-V and the NYSE American under the symbol “EMX”,  and on the Frankfurt exchange under the symbol “6E9”.

The Company's board of directors (the "Board") consists of the following individuals:  Brian E. Bayley, David M. Cole, Brian K. Levet, Larry Okada and Michael D. Winn.  The Board has determined that Messrs. Bayley, Levet, and Okada are "independent directors" under Section 803A of the NYSE American Company Guide (the "Company Guide").

The Board is responsible for the Company’s Corporate Governance policies and has separately designated standing Audit, Compensation and Corporate Governance & Nominating Committees. The Board has determined that all the members of the Compensation, Corporate Governance and Nominating, and Audit Committees are independent, based on the criteria for independence prescribed by section 303A.02 of the NYSE Listed Company Manual. A copy of the mandate of the Board and the charters for the Audit Committee, the Compensation Committee and the Corporate Governance Committee are available for viewing on the Company’s website at: https://www.emxroyalty.com/corporate/governance-1/

Compensation Committee

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

The Company’s Compensation Committee Charter is available for viewing on the Company’s website at:  https://www.emxroyalty.com/corporate/governance-1/

Corporate Governance & Nominating Committee

Corporate Governance & Nominating Committee is comprised of Messrs. Bayley (Chair), Levet and Okada. The Corporate Governance and Nominating Committee's responsibilities include: recommending governance principles and policies related to overall corporate governance of the organization; and evaluating the Board independence, expertise, experience, personal qualities and ability to make the necessary time commitments in light of the opportunities and risks facing the Company; and identifying potential nominees to the Board; assessing the effectiveness of the directors and the various committees of the Board and the composition of same; discharging responsibilities regarding the compensation of non-executive members of the Board.

The Company’s Corporate Governance & Nominating Committee Charter is available for viewing on the Company’s website at:
https://www.emxroyalty.com/corporate/governance-1/

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

The information provided on Schedule A to the AIF, which includes the Audit Committee charter, and the information provided on Schedule B to the AIF, which includes certain Audit Committee matters, are hereby incorporated by reference herein.  The full text of the Audit Committee Charter is set forth in The Company’s Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F – Also is available for viewing on the Company’s website at: https://www.emxroyalty.com/corporate/governance-1/

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The total fees billed to the Company for professional services rendered by the Company's principal accountants for the years ended December 31, 2020 and 2019 are as set forth on Schedule B to the AIF, under the heading "External Auditor Service Fees (By Category)," which is hereby incorporated by reference herein.

PRE-APPROVAL POLICIES AND PROCEDURES

The information provided on Schedule A to the AIF, and the information on Schedule B to the AIF under the heading "Pre-Approval Policies and Procedures," are hereby incorporated by reference herein. The Audit Committee pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the auditor, except for limited exceptions as set forth in the Audit Committee Charter.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table presents, as of December 31, 2020, the Company's known contractual obligations, aggregated by type of contractual obligation as set forth below:

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations	$–	$–	$–	$–	$–

Capital (Finance) Lease Obligations	–	–	–	–	–

Operating Lease Obligations	–	–	–	–	–

Purchase Obligations	–	–	–	–	–

Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	–	–	–	–	–

Total	$–	$–	$–	$–	$–

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that meets the definition of a “code of ethics” set forth in this Annual Report on Form 40-F; and that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is available for viewing on EMX’s website at: https://www.emxroyalty.com/corporate/governance-1/, and is available in print to any shareholder who requests it, without charge, upon request from the Company’s Corporate Secretary at (604) 688-6390.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with The Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to the same if the interest is material.

If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on EMX’s website, which may be accessed at:  https://www.emxroyalty.com/

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, March 30, 2021

By:

/s/ David M. Cole

Name: David M. Cole

Title: President and Chief Executive Officer

Date:  March 30, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2020

99.2	Management's Discussion and Analysis for the year ended December 31, 2020

99.3

Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2020 and 2019, including the notes thereto, together with the report of the independent auditors thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm.

99.9	Consent of Eric Jensen

99.10	Consent of Michael P. Sheehan

99.11	Consent of Kevin Francis

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document