Form 40-F/A
period 2020-12-31
EMX Royalty Corp
filed 2021-08-02
CIK 1285786

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

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

EMX Royalty Corporation (the "Company" or the "Registrant") is filing this Amendment No. 1 (the "Amendment to Form 40-F") to the Annual Report on Form 40-F (the "Original Form 40-F") for the fiscal year ended December 31, 2020 for the purpose of amending Exhibit 99.1 "Revised Annual Information Form for the year ended December 31, 2020" (the "Revised AIF") to include certain updated disclosure on the Timok Project in Siberia.  In connection with the amendment to Exhibit 99.1, corresponding amendments have been made to Exhibit 99.9 "Consent of Eric Jensen", Exhibit 99.10 "Consent of Michael P. Sheehan" and Exhibit 99.11 "Consent of Kevin Francis".

Except for the updated disclosure under the heading "Serbia" in the Revised AIF, this Amendment to Form 40-F does not reflect any events that have occurred after the Original Form 40-F was filed.

FORWARD-LOOKING STATEMENTS

This Amendment to Form 40-F, including the Exhibits attached hereto incorporated by reference herein, may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

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

  the Company's ability to achieve production at any of its mineral properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;
  the Company's expected ability to develop adequate infrastructure at a reasonable cost;
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
  uncertainty related to title to the Company's mineral properties;
  uncertainty as to the outcome of potential litigation;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company's need to attract and retain qualified management and technical personnel;
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
  uncertainty as to the Company's PFIC status;
  uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;
  uncertainty as to the Company's ability to reestablish the adequacy of internal control over financial reporting;
  risks related to regulatory and legal compliance and increased costs relating thereto.
  the ongoing operation of the properties in which the Company holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice;
  the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and
  no adverse development in respect of any significant property in which the Company holds a royalty, stream or other interest.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the Revised AIF, which is incorporated by reference herein.

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

By:

/s/ David M. Cole
Name: David M. Cole
Title: President and Chief Executive Officer

Date:  July 30, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description

99.1	Revised Annual Information Form for the year ended December 31, 2020

99.2*	Management's Discussion and Analysis for the year ended December 31, 2020

99.3*

Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2020 and 2019, including the notes thereto, together with the report of the independent auditors thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm.

99.9	Consent of Eric Jensen

99.10	Consent of Michael P. Sheehan

99.11	Consent of Kevin Francis

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Previously filed