Form 40-F
period 2021-12-31
EMX Royalty Corp
filed 2022-03-31
CIK 1285786

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number: 001-35404

EMX ROYALTY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1000	98-1558354
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2021, 84,677,831 common shares of the Registrant were issued and outstanding.

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

Auditor Firm Id: 731	Auditor Name: Davidson & Company LLP	Auditor Location: Vancouver, BC, Canada

EXPLANATORY NOTE

EMX Royalty Corporation (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system (the "MJDS") adopted in the United States, to prepare this annual report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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

◾ risks related to regulatory and legal compliance and increased costs relating thereto;

◾ the ongoing operation of the properties in which the Registrant holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice;

◾ the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and

◾ no adverse development in respect of any significant property in which the Registrant holds a royalty, stream or other interest.

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

NOTES TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.3 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and they are also subject to auditing standards issued by SEC / Public Company Accounting Oversight Board ("PCAOB") independence standards. The Company's financial statements may not be comparable to financial statements of United States companies. Since the Company has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.

FUNCTIONAL AND REPORTING CURRENCY

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch Mining Inc., Eurasian Royalty Madencilik AS, and Minera Tercero SpA which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

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

U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It is reasonably expected that the majority of inferred resources could be upgraded to indicated resources with continued exploration. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. On October 31, 2018, the SEC adopted a final rule ("S-K 1300") with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101. As an MJDS filer, the Company is not be required to comply with S-K 1300. While S-K 1300 is more closely aligned with NI 43-101 than the prior SEC mining disclosure rules, there are some differences. Notably, unlike NI 43-101, S-K 1300 requires that resources be disclosed exclusive of mineral reserves, and that mineral resources and reserves be disclosed on the basis of our interest in them. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

Annual Information Form

The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2021 (the "AIF") is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

Management's Discussion And Analysis

The Company Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2021 is filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

Audited Annual Financial Statements

The Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2021 and 2020, including the notes thereto, together with the report of the Independent Registered Public Accounting Firm thereon (the "Financial Statements") are filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that EMX's internal control over financial reporting was effective as at December 31, 2021.

Davidson & Company LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in their report which appears herein.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2021 has been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.3 to this Annual Report on Form 40-F.

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

CORPORATE GOVERNANCE

The Company is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed on the TSX-V, as a Tier 1 Company, and the NYSE American LLC ("NYSE American"). EMX's common shares without par value ("Common Shares") are traded on the TSX-V and the NYSE American under the symbol "EMX", as well as on the Frankfurt exchange under the symbol "6E9".

The Company's board of directors (the "Board") consists of the following individuals: Brian E. Bayley, David M. Cole, Brian K. Levet, Sunny Lowe, Henrik Lundin, Larry M. Okada and Michael D. Winn. The Board has determined that Messrs. Bayley, Levet, Lundin and Okada and Ms. Lowe are "independent directors" under Section 803A of the NYSE American Company Guide (the "Company Guide").

The Directors of the Company are required to manage the Company's business and affairs and thereby protect the interests of the shareholders of the Company. The Board is also responsible for ensuring that the Company acts ethically, honestly and with integrity. The Company's standing committees are comprised of an Audit Committee, a Compensation Committee, an Environmental Social and Governance ("ESG") Committee; and a Nominating Committee. The Board has determined that all the members of the Audit, Compensation, ESG and Nominating Committees comprised solely of independent directors, based on the criteria for independence prescribed by section 303A.02 of the NYSE Listed Company Manual. A copy of the mandate of the Board is available for viewing on the Company's website at: Board Mandate

Compensation Committee

The Compensation Committee is composed of Messrs. Levet (Chair), Bayley and Lundin, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the rules of the NYSE American. Compensation of the Company's CEO and all other officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company's CEO cannot be present during the Compensation Committee's deliberations or vote on the CEO's compensation. The Company's Compensation Committee Charter is available for viewing on the Company's website at: Compensation Committee Charter

Environmental Social and Governance Committee ("ESG Committee")

The ESG Committee is currently composed of Messrs. Lundin (Chair), Okada and Levet. each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the rules of the NYSE American. The ESG Committee purpose is to assist the Board in fulfilling its responsibilities relating to environmental, social and governance ("ESG") matters that are significant to the Company. The Company's ESG Committee Charter is available for viewing on the Company's website at:

ESG Committee Charter

Nominating Committee

The Nominating Committee is composed of is composed of Ms. Lowe and Messrs. Bayley and Lundin, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the rules of the NYSE American. The role of the Nominating Committee is to assist in preparing an effective succession plan for the Board of Directors by providing advice and recommendations to the Board for appointment of new Directors; and assessing the effectiveness of the Directors and the various committees of the Board and the composition of same. The Company's Nominating Committee Charter is available for viewing on the Company's website at: Nominating Committee Charter

AUDIT COMMITTEE

Composition and Responsibilities

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Messrs. Okada (Chair), Bayley and Ms. Lowe, each of whom, in the opinion of the Corporation's Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

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

The information provided on Schedule A to the AIF, which includes the Audit Committee charter, and the information provided on Schedule B to the AIF, which includes certain Audit Committee matters, are hereby incorporated by reference herein. The full text of the Audit Committee Charter is set forth in The Company's Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F - Also is available for viewing on the Company's website at: Audit Committee Charter

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The total fees billed to the Company for professional services rendered by the Company's principal accountants for the years ended December 31, 2021 and 2020 are as set forth on Schedule B to the AIF, under the heading "External Auditor Service Fees (By Category)," which is hereby incorporated by reference herein.

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

CONTRACTUAL OBLIGATIONS

The information included in "Liquidity & Capital Resources" of the MD&A, filed as Exhibit 99.2 to this Annual Report, is incorporated herein by reference.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that meets the definition of a "code of ethics" set forth in this Annual Report on Form 40-F; and that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is available for viewing on EMX's website at: Code of Business Conduct and Ethics ,and is available in print to any shareholder who requests it, without charge, upon request from the Company's Corporate Secretary at (604) 688-6390.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to the same if the interest is material.

If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on EMX's website, which may be accessed at: https://www.emxroyalty.com/.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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

Nominating Process.

The NYSE American company guide requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, the NYSE American company guide requires a formal written charter or board resolution addressing the nominations process. The Company has such a nominating committee and has adopted a formal written charter addressing the nominations process.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, March 31, 2022

By:

/s/ David M. Cole

Name: David M. Cole

Title: President and Chief Executive Officer

Date: March 31, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management's Discussion and Analysis for the year ended December 31, 2021
99.3	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2021 and 2020, including the notes thereto, together with the report of the independent auditors thereon
99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm.
99.9	Consent of Eric Jensen
99.10	Consent of Michael P. Sheehan
99.11	Consent of Kevin Francis
99.12	Consent of Greg Walker
99.13	Consent of Mustafa Atalay, Dama Engineering
99.14	Consent of Metin Alemdar, Dama Engineering
99.15	Consent of Selim Yilmaz, Dama Engineering
99.16	Consent of Arif Umutcan Gelişen, Dama Engineering
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)