Form 40-F
period 2022-12-31
EMX Royalty Corp
filed 2023-03-28
CIK 1285786

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022                  Commission file number: 001-35404

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

CT Corporation System
28 Liberty Street
New York, New York 10005
(215) 590-9070
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2022, 110,664,190 common shares of the Registrant were issued and outstanding.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                            ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to

§240.10D-1(b). ☐

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F, including the Exhibits attached hereto incorporated by reference herein, may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

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

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

◾ production at any of the mineral properties in which the Company has a royalty, or other interest;

◾ estimated capital costs, operating costs, production and economic returns;

◾ estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

◾ the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost;

◾ assumptions that all necessary permits and governmental approvals will be obtained;

◾ assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

◾ expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest; and

◾ the activities on any of the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

◾ uncertainty of whether there will ever be production at the mineral exploration and development properties in which the Company holds a royalty or other interest;

◾ uncertainty of estimates of capital costs, operating costs, production and economic returns;

◾ uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

◾ risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues or obtain adequate financing for their planned exploration and development activities;

◾ risks related to the ability to finance the development of mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

◾ risks related to the Company's dependence on third parties for exploration and development activities;

◾ dependence on cooperation of joint venture partners in exploration and development of properties;

◾ credit, liquidity, interest rate and currency risks;

◾ risks related to market events and general economic conditions;

◾ uncertainty related to inferred mineral resources;

◾ risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty, or other interest;

◾ risks related to lack of adequate infrastructure;

◾ mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

◾ the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;

◾ commodity price fluctuations;

◾ risks related to governmental regulation and permits, including environmental regulation;

◾ risks related to the need for reclamation activities on the properties in which the Company holds a royalty, or other interest and uncertainty of cost estimates related thereto;

◾ uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;

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

◾ the ongoing operation of the properties in which the Company holds a royalty, or other interest by the owners or operators of such properties in a manner consistent with past practice;

◾ the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and

◾ no adverse development in respect of any significant property in which the Company holds a royalty, or other interest.

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

FUNCTIONAL AND REPORTING CURRENCY

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch Mining, Inc., Eurasian Royalty Madencilik AS, Eurasia Madencilik AS, EMX (USA) Services Corp., Bronco Creek Exploration Inc., EMX Chile SpA and Minera Tercero SpA which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

RESOURCE AND RESERVE ESTIMATES

This Annual Report has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this Annual Report have been disclosed by the Company in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum ("CIM") Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Historical Estimates. An historical estimate is defined by NI 43-101 as "an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit". NI 43-101 permits disclosure of an historical estimate that does not comply with NI 43-101 using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Mineral Resource and Reserve Disclosures According to an Acceptable Foreign Code. Under NI 43-101, "Acceptable Foreign Code" means the JORC Code, the PERC Code, the SAMREC Code, SEC Industry Guide 7 (now Regulation S-K 1300 as defined below), the Certification Code, or any other code, generally accepted in a foreign jurisdiction, that defines mineral resources and mineral reserves in a manner that is consistent with mineral resource and mineral reserve definitions and categories set out in sections 1.2 and 1.3 of NI 43-101.

NI 43-101 permits an issuer to make disclosure and file a technical report that uses mineral resource and mineral reserve categories of an Acceptable Foreign Code in certain circumstances, if the issuer includes in the technical report a reconciliation of any material differences between the mineral resource and mineral reserve categories used and the categories set out in sections 1.2 and 1.3 of NI 43-101.

As such, in addition to NI 43-101, certain estimates referenced in this Annual Report have been prepared in accordance with the JORC Code or the PERC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Company's mineral properties may not be comparable to similar information made public by Canadian or U.S. reporting companies. For more information, see "Reconciliation to CIM Definitions" below.

Reconciliation to CIM Definitions. In this Annual Report, EMX has disclosed current mineral reserve and mineral resource estimates as well as certain historical estimates covering royalty properties that are not based on CIM definitions, but are based on Acceptable Foreign Code or in reliance on the "historical estimates" provisions of NI 43-101. In each case, the estimates reported in this Annual Report are based on estimates disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates. Accordingly, EMX is not able to definitively reconcile these estimates with that of CIM definitions.

However, with respect to the Acceptable Foreign Codes used in this Annual Report, EMX believes that while the CIM definitions are not identical to those of the JORC Code or the PERC Code, the mineral resource and mineral reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar mineral reserve and mineral resource estimates.

With respect to the "historical estimates", the prescribed disclosure is included in this Annual Report in the relevant property descriptions or in Appendix "B", as applicable.

With respect to United States investors, there are two important provisos to this assertion, being (i) SEC Industry Guide 7 prohibited the reporting of mineral resources, and only permitted reporting of mineral reserves, and (ii) it is now generally accepted practice that the SEC expects to see metals prices based on historical three year average prices, while each of CIM and the other JORC Code or the PERC Code permits the author of a mineral resource or mineral reserve estimate to use his or her discretion to establish reasonable assumed metal prices.

CAUTIONARY NOTES TO UNITED STATES INVESTORS

Regulation S-K 1300 Replacement of SEC Industry Guide 7. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"). The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act ("Regulation S-K 1300"). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the Regulation S-K 1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this Annual Report and the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by U.S. reporting companies.

Under Regulation S-K 1300, the SEC recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the owner or operator prepared the mineral reserve or mineral resource estimates under the standards of Regulation S-K 1300.

SEC Industry Guide 7 Estimates Prepared Before Implementation of Regulation S-K 1300. For earlier reserve estimates of U.S. reporting companies prepared in accordance with SEC Industry Guide 7 (i.e., before a fiscal year commencing on or after January 1, 2021), Canadian standards, including NI 43-101, differ significantly from the requirements under SEC Industry Guide 7, and mineral reserve and mineral resource information may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resources" does not equate to the term "reserves". Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards did not normally permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" in documents filed with the SEC in compliance with SEC Industry Guide 7.

Inferred Mineral Resources. U.S. investors are cautioned that "inferred mineral resources" have a lower level of confidence than that applying to "indicated mineral resources" and cannot be directly converted to a "mineral reserve". Qualified persons have determined that is reasonably expected that the majority of the reported "inferred mineral resources" could be upgraded to "indicated mineral resources" with continued exploration. Under Canadian rules, "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

Annual Information Form

The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2022 (the "AIF") is filed as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

Management's Discussion and Analysis

The Company Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2022 is filed as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

Audited Annual Financial Statements

The Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2022 and 2021, including the notes thereto, together with the report of the Independent Registered Public Accounting Firm thereon (the "Financial Statements") are filed as Exhibit 99.3 to this Annual Report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F. Holders of the Company's common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, because of a specific weakness in internal control over financial reporting discussed below under "Management's Report on Internal Control Over Financial Reporting", our disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, evaluated the design and assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management has concluded that EMX's internal control over financial reporting was not effective as at December 31, 2022 due to a specific material weakness.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The control deficiency that resulted in this material weakness was related to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process.

The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.

Management's Remediation Initiatives

The specific weakness is a need for additional resources for accounting management and oversight. A senior member of our accounting staff resigned during the relevant period and the Company has since hired an additional Certified Professional Accountant in the first quarter of fiscal 2023. Their contribution is ongoing as of the filing of this annual report in Canada and the United States.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.3 to this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, other than the identification of the material weakness identified above.

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

The Company's board of directors (the "Board") consists of the following individuals: Brian E. Bayley, David M. Cole, Sunny Lowe, Henrik Lundin, Larry M. Okada, Geoff Smith and Michael D. Winn. The Board has determined that Messrs. Bayley, Lundin, Okada and Smith and Ms. Lowe are "independent directors" under Section 803A of the NYSE American Company Guide (the "Company Guide").

The Directors of the Company are required to manage the Company's business and affairs and thereby protect the interests of the shareholders of the Company. The Board is also responsible for ensuring that the Company acts ethically, honestly and with integrity. The Company's standing committees are comprised of an Audit Committee, a Compensation Committee, an Environmental Social and Governance ("ESG") Committee; and a Nominating Committee. The Board has determined that all the members of the Audit, Compensation, ESG and Nominating Committees comprised solely of independent directors, based on the criteria for independence prescribed by of the Company Guide. A copy of the mandate of the Board is available for viewing on the Company's website at: Board Mandate

Compensation Committee

The Compensation Committee is composed of Messrs. Bayley (Chair), Lundin and Smith, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. Compensation of the Company's CEO and all other officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company's CEO cannot be present during the Compensation Committee's deliberations or vote on the CEO's compensation. The Company's Compensation Committee Charter is available for viewing on the Company's website at: Compensation Committee Charter.

Environmental Social and Governance Committee ("ESG Committee")

The ESG Committee is currently composed of Messrs. Lundin (Chair), Okada and Smith, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. The ESG Committee purpose is to assist the Board in fulfilling its responsibilities relating to environmental, social and governance ("ESG") matters that are significant to the Company. The Company's ESG Committee Charter is available for viewing on the Company's website at: ESG Committee Charter

Nominating Committee

The Nominating Committee is composed of is composed of Ms. Lowe and Messrs. Bayley and Lundin, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. The role of the Nominating Committee is to assist in preparing an effective succession plan for the Board of Directors by providing advice and recommendations to the Board for appointment of new Directors; and assessing the effectiveness of the Directors and the various committees of the Board and the composition of same. The Company's Nominating Committee Charter is available for viewing on the Company's website at: Nominating Committee Charter

AUDIT COMMITTEE

Composition and Responsibilities

The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Messrs. Okada (Chair), Bayley and Ms. Lowe, each of whom, in the opinion of the Corporation's Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the applicable rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.

Audit Committee Financial Experts

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. In addition, the Board has determined that the Audit Committee's chairman, Mr. Okada, is an "audit committee financial expert" within the meaning of the applicable criteria prescribed by the SEC in the general instructions to Form 40-F.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

The information provided on Schedule A to the AIF, which includes the Audit Committee charter, and the information provided on Schedule B to the AIF, which includes certain Audit Committee matters, are hereby incorporated by reference herein. The full text of the Audit Committee Charter is set forth in The Company's Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F - Also is available for viewing on the Company's website at: Audit Committee Charter  and is available in print to any shareholder who requests it, without charge, upon request from the Company's Corporate Secretary at (604) 688-6390

PRINCIPAL ACCOUNTING FEES AND SERVICES

The total fees billed to the Company for professional services rendered by the Company's principal accountants for the years ended December 31, 2022 and 2021 are as set forth on Schedule B to the AIF, under the heading "External Auditor Service Fees (By Category)," which is hereby incorporated by reference herein.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that addresses the items required to be included in a "code of ethics" as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics; and that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is available on SEDAR at www.sedar.com, the SEC's Electronic Data Gathering and Retrieval System or "EDGAR" at www.sec.gov and on EMX's website at: Code of Business Conduct and Ethics , and is available in print to any shareholder who requests it, without charge, upon request from the Company's Corporate Secretary at (604) 688-6390.

If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on EMX's website, which may be accessed at: https://www.emxroyalty.com.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to its directors and executive officers during the fiscal year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

NYSE AMERICAN CORPORATE GOVERNANCE

The Company's corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. Section 110 of the NYSE American company guide permits NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. The Company is classified as a foreign private issuer in connection with its listing on the NYSE American and is not required to comply with all of the NYSE American's corporate governance standards and instead may comply with Canadian corporate governance practices. However, the Company's corporate governance practices incorporate many best practices derived from the NYSE Rules. A description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to the Company Guide is set forth below.

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

CONSENT TO SERVICE OF PROCESS

Concurrently herewith, the Corporation is filing an updated Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on the same date hereof with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any subsequent change to the name or address of the Company's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, March •, 2023.

By:
/s/ David M. Cole
	Name:	David M. Cole
	Title:	President and Chief Executive Officer

Date: March 28, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2022

99.2	Management's Discussion and Analysis for the year ended December 31, 2022

99.3	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2022 and 2021, including the notes thereto, together with the report of the independent auditors thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm.

99.9	Consent of Eric Jensen

99.10	Consent of Michael P. Sheehan

99.11	Consent of Kevin Francis

99.12	Consent of Greg Walker

99.13	Consent of Mustafa Atalay, Dama Engineering

99.14	Consent of Metin Alemdar, Dama Engineering

99.15	Consent of Selim Yilmaz, Dama Engineering

99.16	Consent of Arif Umutcan Gelişen, Dama Engineering

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).