Form 40-F
period 2023-12-31
EMX Royalty Corp
filed 2024-03-25
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2023                  Commission file number: 001-35404
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
CT Corporation System
28 Liberty Street
New York, New York 10005
(215) 590-9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	EMX	NYSE American
Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2023, 112,234,040 common shares of the Registrant were issued and outstanding.
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
The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the documents incorporated by reference in this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

FORWARD-LOOKING STATEMENTS
This Annual Report, including the Exhibits attached hereto incorporated by reference herein, may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, future purchases of Common Shares pursuant to the Company’s normal course issuer bid, statement as to future payment of dividends, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy,” “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•estimated production at any of the mineral properties in which the Company has a royalty, or other interest remains accurate;
•estimated capital costs, operating costs, production and economic returns remain accurate;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's mineral resource and mineral reserve estimates, remains accurate;
•the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost remains accurate;
•the Company and its counterparties will satisfy their obligations in accordance with the agreements that they are party to;
•the Company will continue to be able to fund or obtain funding for outstanding commitments;
•the Company will be able to source accretive royalties and royalty generation properties;
•that neither the Company nor any owner or operator of any of the properties in which the Company holds a royalty, or other interest will suffer significant impacts as a result of an epidemic or other natural disaster;
•that trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of being listed on both the TSX-V and the NYSE American and will not be suspended;
•that the Company properly considered the application of applicable tax laws to its structure and operations and filed its tax returns and paid taxes in compliance with applicable tax laws;

•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest remain accurate;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest remain accurate; and
•the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions and will continue to operate in accordance with public statements.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•uncertainty regarding the Company’s ability to continue as a going concern;
•risks associated with exploration, development, operating, expansion and improvement at the properties in which the Company holds a royalty interest;
•the risk that the Company may be unable to satisfy conditions under its property option agreements and earn an interest in the properties subject to such agreements;
•risks associated with fluctuations in the price of commodities;
•the absence of control over mining operations on the properties in which the Company holds a royalty interest and is dependent on third party operators to explore, develop and mine such properties ;
•risks associated with having to rely on the public disclosure and other information the Company receives from the owners and operators of the properties on which the Company holds a royalty interest as the basis for the Company’s analyses, forecasts and assessments relating to the Company’s business;
•risks relating to unknown defects and impairments in the Company’s royalty or other interests;
•risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s royalty agreements, including the ability of the companies with which the Company has royalty agreements to perform their obligations under those agreements;
•the Company’s royalty and other interests may be subject to rights of other interest holders, including buy-down rights, pre-emptive rights, claw-back rights and the rights to dispose of property interests;
•risks related to the ability of any of the properties in which the Company holds a royalty, or other interest to commence production and generate material revenues and uncertainty that the Company will receive additional revenues from staged option payments, advanced annual royalty payments, management or operators fees and other sources;
•risks associated with EMX’s exploration partners being unable to obtain adequate financing to fund exploration and development activities;
•risks related to governmental regulation and permits, including environmental regulation;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty, or other interest will not be available on a timely basis or at all;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•risks of significant impacts on EMX or the properties on which EMX holds a royalty or other interests as a result of an epidemic or natural disaster;
•risks that the Company may not be able to obtain adequate financing when needed;
•volatility in the Company’s share price;
•uncertainties relating to the assumptions underlying the Company's mineral resource and mineral reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks associated with competition in the mineral royalty industry;
•risks related to the declaration, timing and payment of dividends;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty, or other interest;
•risks associated with fluctuations in prices of foreign currencies , including currency hedging arrangements or the lack thereof;
•unavailability of insurance for certain risks to which the Company may be subject;

•environmental risks and hazards;
•risks related to global climate change and the impacts of legislation in responses thereto;
•the Company's dependence on, and need to attract and retain, qualified management and technical personnel;
•risks related to conflicts of interest of some of the directors of the Company;
•uncertainty as to the Company's PFIC status;
•risks related to regulatory and legal compliance and increased costs relating thereto;
•risks related to the adequacy of internal control over financial reporting;
•risks related to ensuring the security and safety of information systems, including cyber security risks;
•risks related to activist shareholders;
•risks related to reputational damage;
•uncertainty as to the outcome of potential litigation;
•mine operator and counterparty concentration risks;
•the Company’s dependence on receiving royalty and other payments from the owners or operators of its relevant royalty properties;
•indebtedness risks;
•risks related to royalties or other interest that permit cost deductions;
•risks associated with significant transactions;
•risks related to market events and general economic conditions;
•the Company’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•the inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain mining operations from which the company holds a royalty or other interest;
•risks associated with violations of anti-corruption and anti-bribery laws;
•equity price risks related to the Company’s holding of long-term investments in other companies;
•risks associated with multiple listings of Common Shares on the TSX-V and the NYSE American and the possible suspension of trading of Common Shares;
•risks related to enforcing civil judgments obtained in Canada in other jurisdictions;
•risks related to environmental, social and governance related issues;
•lack of suitable supplies, infrastructure and employees to support the mining operations at the properties on which the Company holds a royalty or other interest;
•uncertainties related to indigenous rights with respect to the mineral properties; and
•risks associated with potential changes to mining legislation in Chile.
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Risks and Uncertainties" in the AIF (as defined below), which is incorporated by reference herein.
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

NOTE TO UNITED STATES READERS
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under the MJDS adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.3 to this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and they are also subject to auditing standards issued by SEC / Public Company Accounting Oversight Board ("PCAOB") independence standards. The Company's financial statements may not be comparable to financial statements of United States companies. Since the Company has prepared its financial statements in accordance with IFRS, it is not required to provide a reconciliation to United States generally accepted accounting principles.
FUNCTIONAL AND REPORTING CURRENCY
The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.
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
With respect to United States investors, there are two important provisos to this assertion, being (i) SEC Industry Guide 7, which has been replaced by Regulation S-K 1300 effective as of January 1, 2021, prohibited the reporting of resources, and only permitted reporting of reserves, and (ii) it is now generally accepted practice that the SEC expects to see metals prices based on historical three year average prices, while each of CIM and the other JORC Code or the PERC Code permits the author of a mineral resource or mineral reserve estimate to use his or her discretion to establish reasonable assumed metal prices.
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
Inferred Mineral Resources. U.S. investors are cautioned that "inferred mineral resources" have a lower level of confidence than that applying to "indicated mineral resources" and cannot be directly converted to a "mineral reserve". Qualified persons have determined that it is reasonably expected that the majority of the reported "inferred mineral resources" could be upgraded to "indicated mineral resources" with continued exploration. Under Canadian rules, "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.
Annual Information Form
The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2023 (the "AIF") is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
Management's Discussion and Analysis
The Company Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2023 is filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.

Audited Annual Financial Statements
The Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2023 and 2022, including the notes thereto, together with the report of the Independent Registered Public Accounting Firm thereon (the "Financial Statements") are filed as Exhibit 99.3 to this Annual Report.
TAX MATTERS
Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report. Holders of the Company's common shares should consult their own tax advisors regarding the tax consequences of purchasing, holding or disposing of securities of the Company.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
Management, including the CEO and CFO, evaluated the design and assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at December 31, 2023.

Management's Remediation Initiatives
As previously reported in the Company's Annual Report for the year ended December 31, 2022, a material weakness was identified in internal controls performed by management due to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process. The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.
To remediate the material weakness in the Company's internal control over financial reporting, the Company hired additional resources for accounting management and oversight. Their contribution is ongoing as of the filing of this Annual Report in Canada and the United States. As of December 31, 2023, management believes that this material weakness in internal controls has been remediated.
Attestation Report of Independent Registered Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.3 to this Annual Report on Form 40-F.
Changes in Internal Control over Financial Reporting
Other than the Change noted above, during the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
The Compensation Committee is composed of Messrs. Smith (Chair), Lundin and Okada, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. Compensation of the Company's CEO and all other officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The Company's CEO cannot be present during the Compensation Committee's deliberations or vote on the CEO's compensation. The Company's Compensation Committee Charter is available for viewing on the Company's website at: https://emxroyalty.com/corporate/governance/
Environmental Social and Governance Committee ("ESG Committee")
The ESG Committee is currently composed of Messrs. Lundin (Chair), and Smith and Ms. Lowe, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. The ESG Committee purpose is to assist the Board in fulfilling its responsibilities relating to environmental, social and governance ("ESG") matters that are significant to the Company. The Company's ESG Committee Charter is available for viewing on the Company's website at: https://emxroyalty.com/corporate/governance/
Nominating Committee
The Nominating Committee is composed of is composed of Ms. Lowe (Chair) and Messrs. Lundin and Okada, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. The role of the Nominating Committee is to assist in preparing an effective succession plan for the Board of Directors by providing advice and recommendations to the Board for appointment of new Directors; and assessing the effectiveness of the Directors and the various committees of the Board and the composition of same. The Company's Nominating Committee Charter is available for viewing on the Company's website at: https://emxroyalty.com/corporate/governance/
AUDIT COMMITTEE
Composition and Responsibilities
The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Messrs. Okada (Chair), and Smith and Ms. Lowe, each of whom, in the opinion of the Corporation's Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the applicable rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.
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
The information provided on Schedule A to the AIF, which includes the Audit Committee charter, and the information provided on Schedule B to the AIF, which includes certain Audit Committee matters, are hereby incorporated by reference herein. The full text of the Audit Committee Charter is set forth in The Company's Annual Information Form, filed as Exhibit 99.1 and incorporated by reference in this Annual Report - Also is available for viewing on the Company's website at https://emxroyalty.com/corporate/governance/ and is available in print to any shareholder who requests it, without charge, upon request from the Company's Corporate Secretary at (604) 688-6390.
PRINCIPAL ACCOUNTING FEES AND SERVICES
The total fees billed to the Company for professional services rendered by the Company's principal accountants for the years ended December 31, 2023 and 2022 are as set forth on Schedule B to the AIF, under the heading "External Auditor Service Fees (By Category)," which is hereby incorporated by reference herein.
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
CODE OF ETHICS
The Company has adopted a Code of Business Conduct and Ethics that addresses the items required to be included in a "code of ethics" as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics; and that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is available on SEDAR at www.sedar.com, the SEC's Electronic Data Gathering and Retrieval System or "EDGAR" at www.sec.gov and on EMX's website at https://emxroyalty.com/corporate/governance/, and is available in print to any shareholder who requests it, without charge, upon request from the Company's Corporate Secretary at (604) 688-6390.
If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on EMX's website, which may be accessed at: https://emxroyalty.com/
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to its directors and executive officers during the fiscal year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
MINE SAFETY DISCLOSURE
Not Applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
The Company adopted an Executive Officer Incentive Compensation Clawback Policy (the “Clawback Policy”) on November 21, 2023 pursuant to Section 811 of the NYSE American Company Guide. A copy of the Clawback Policy is attached hereto as Exhibit 97.
For the year ended December 31, 2023, we were not required to prepare an accounting restatement, nor was there an outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered from the application of our compensation recovery policy to a prior restatement.
UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.
SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, March 25, 2024.

By:
/s/ David M. Cole
	Name:	David M. Cole
	Title:	President and Chief Executive Officer
Date: March 25, 2024

EXHIBIT INDEX
The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2023

99.2	Management's Discussion and Analysis for the year ended December 31, 2023

99.3	Audited Annual Consolidated Financial Statements as at and for the years ended December 31, 2023 and 2022, including the notes thereto, together with the report of the independent auditors thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm.

99.9	Consent of Eric Jensen

99.10	Consent of Michael P. Sheehan

99.11	Consent of Mark Ramirez

99.12	Consent of Kevin Francis

99.13	Consent of Mustafa Atalay, Dama Engineering

99.14	Consent of Metin Alemdar, Dama Engineering

99.15	Consent of Selim Yilmaz, Dama Engineering

99.16	Consent of Arif Umutcan Gelişen, Dama Engineering

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).