Form 40-F
period 2024-12-31
EMX Royalty Corp
filed 2025-03-12
CIK 1285786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2024                  Commission file number: 001-35404
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
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2024, 110,280,332 common shares of the Registrant were issued and outstanding.
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
EMX Royalty Corporation (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multi jurisdictional disclosure system (the "MJDS") adopted in the United States, to prepare this annual report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.
The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the documents incorporated by reference in this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States.

FORWARD-LOOKING STATEMENTS
This Annual Report, including the Exhibits attached hereto incorporated by reference herein, may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and mineral resource estimates, work programs and proposed exploration, development and production activities, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals, future payments that the Company is to make or receive pursuant to agreements to which it is subject, statements as to the continued growth of the Company’s royalty portfolio in future periods, statements as to the operations and plans of operators of properties in which the Company has interests, statements as to the expected timing and amounts of royalty and other payments from property operators or holders in which the Company has interests, statements as to future payment of dividends, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource or mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
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
•risks associated with fluctuations in the price of commodities;
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
•risks associated with global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments;

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
This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading “Risks and Uncertainties” in the AIF (as defined below), which is incorporated by reference herein.
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

RESOURCE AND RESERVE ESTIMATES
This Annual Report has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this Annual Report have been disclosed by the Company in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum ("CIM") Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules the SEC for domestic United States Issuers, including the requirements under subpart 1300 of Regulation S-K under the U.S. Securities Exchange Act of 1934, as amended (the “SEC Mining Rules”).
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
Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, Investors are cautioned not to assume that any part or all of the Company’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.
Mineral Resource and Reserve Disclosures According to an Acceptable Foreign Code. Under NI 43-101, "Acceptable Foreign Code" means the JORC Code, the PERC Code, the SAMREC Code, the SEC Mining Rules, the Certification Code, or any other code, generally accepted in a foreign jurisdiction, that defines mineral resources and mineral reserves in a manner that is consistent with mineral resource and mineral reserve definitions and categories set out in sections 1.2 and 1.3 of NI 43-101.
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

As such, in addition to NI 43-101, certain estimates referenced in this Annual Report have been prepared in accordance with the JORC Code or the PERC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, mineral reserve and mineral resource information contained in the Company’s descriptions of its material properties in this Annual Report and the documents incorporated by reference herein may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers. For more information, see "Reconciliation to CIM Definitions" below.
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
U.S. investors are cautioned that mineral reserve and mineral resource information and other technical information contained in this Annual Report and the documents incorporated by reference herein may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

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

DOCUMENTS INCORPORATED BY REFERENCE
The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are each incorporated herein by reference.
Annual Information Form
The Company's Annual Information Form ("AIF") for the fiscal year ended December 31, 2024 (the "AIF") is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.
Management's Discussion and Analysis
The Company Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2024 is filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein.
Audited Annual Financial Statements
The Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2024 and 2023, including the notes thereto, together with the report of the Independent Registered Public Accounting Firm thereon (the "Financial Statements") are filed as Exhibit 99.3 to this Annual Report.

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
Management, including the CEO and CFO, evaluated the design and assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at December 31, 2024.
Attestation Report of Independent Registered Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report, included in Exhibit 99.3 to this Annual Report on Form 40-F.
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
The Company's board of directors (the "Board") consists of the following individuals: Dawson Brisco, David M. Cole, Sunny Lowe, Henrik Lundin, Geoff Smith, and Michael D. Winn. The Board has determined that Messrs. Brisco, Lundin, Smith and Ms. Lowe are "independent directors" under Section 803A of the NYSE American Company Guide (the "Company Guide").

The Directors of the Company are required to manage the Company's business and affairs and thereby protect the interests of the shareholders of the Company. The Board is also responsible for ensuring that the Company acts ethically, honestly and with integrity. The Company's standing committees are comprised of an Audit Committee, a Compensation Committee, an Environmental Social and Governance ("ESG") Committee, and a Nominating Committee. The Board has determined that all the members of the Audit, Compensation, ESG and Nominating Committees comprised solely of independent directors, based on the criteria for independence prescribed by of the Company Guide. A copy of the mandate of the Board is available for viewing on the Company's website at: https://emxroyalty.com/corporate/governance/
Compensation Committee
The Compensation Committee is composed of Messrs. Smith (Chair), Brisco, and Lundin, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. Compensation of the Company's CEO and all other officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive officer compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation to directors, officers, and other consultants and the composition of compensation packages. The

Company's CEO cannot be present during the Compensation Committee's deliberations or vote on the CEO's compensation. The Company's Compensation Committee Charter is available for viewing on the Company's website at:
https://emxroyalty.com/corporate/governance/
Environmental Social and Governance Committee ("ESG Committee")
The ESG Committee is currently composed of Messrs. Lundin (Chair) and Smith and Ms. Lowe, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. The ESG Committee purpose is to assist the Board in fulfilling its responsibilities relating to environmental, social and governance ("ESG") matters that are significant to the Company. The Company's ESG Committee Charter is available for viewing on the Company's website at: https://emxroyalty.com/corporate/governance/
Nominating Committee
The Nominating Committee is composed of Messrs. Brisco (Chair) and Lundin and Ms. Lowe, each of whom the Board has determined is independent under Section 803A of the Company Guide and the applicable rules of the NYSE American listing standards and requirements. The role of the Nominating Committee is to assist in preparing an effective succession plan for the Board of Directors by providing advice and recommendations to the Board for appointment of new Directors and assessing the effectiveness of the Directors and the various committees of the Board and the composition of same. The Company's Nominating Committee Charter is available for viewing on the Company's website at:
https://emxroyalty.com/corporate/governance/.

AUDIT COMMITTEE
Composition and Responsibilities
The Board has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company's Audit Committee is comprised of Ms. Lowe (Chair) and Messrs. Brisco and Smith, each of whom, in the opinion of the Corporation's Board of Directors, is independent (as determined under Rule 10A-3 of the Exchange Act, Section 803A of the NYSE American Company Guide, and the applicable rules of the TSX) and each of whom is financially literate. The Audit Committee meets the composition requirements set forth by Section 803B(2) of NYSE American Company Guide.
Audit Committee Financial Experts
The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. In addition, the Board has determined that the Audit Committee's chairwoman, Ms. Lowe, is an "audit committee financial expert" within the meaning of the applicable criteria prescribed by the SEC in the general instructions to Form 40-F.
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

PRINCIPAL ACCOUNTING FEES AND SERVICES
The total fees billed to the Company for professional services rendered by the Company's principal accountants for the years ended December 31, 2024 and 2023 are as set forth on Schedule B to the AIF, under the heading "External Auditor Service Fees (By Category)," which is hereby incorporated by reference herein.

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

CODE OF ETHICS
The Company has adopted a Code of Business Conduct and Ethics that addresses the items required to be included in a "code of ethics" as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics; and that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is available on SEDAR at www.sedarplus.ca, the SEC's Electronic Data Gathering and Retrieval System or "EDGAR" at www.sec.gov and on EMX's website at https://emxroyalty.com/corporate/governance/, and is available in print to any shareholder who requests it, without charge, upon request from the Company's Corporate Secretary at (604) 688-6390.
If any amendment to the Code of Business Conduct and Ethics is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on EMX's website, which may be accessed at: https://emxroyalty.com/.

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to its directors and executive officers during the fiscal year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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
For the year ended December 31, 2024, we were not required to prepare an accounting restatement, nor was there an outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered from the application of our compensation recovery policy to a prior restatement.

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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, March 12, 2025.

By:
/s/ David M. Cole
	Name:	David M. Cole
	Title:	President and Chief Executive Officer
Date: March 12, 2025

EXHIBIT INDEX
The following documents are being filed with the Commission as Exhibits to this Annual Report.

Exhibit	Description
97	Clawback Policy

99.1	Annual Information Form for the year ended December 31, 2024

99.2	Management's Discussion and Analysis for the year ended December 31, 2024

99.3	Audited Annual Consolidated Financial Statements as at and for the years ended December 31, 2024 and 2023, including the notes thereto, together with the report of the independent auditors thereon

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP, Independent Registered Public Accounting Firm.

99.9	Consent of Eric Jensen

99.10	Consent of Michael P. Sheehan

99.11	Consent of Mark Ramirez

99.12	Consent of Kevin Francis

99.13	Consent of Mustafa Atalay, Dama Engineering

99.14	Consent of Dama Engineering

99.15	Consent of Selim Yilmaz, Dama Engineering

99.16	Consent of Arif Umutcan Gelişen, Dama Engineering

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).